Form 20-F
period 2022-12-31
GLOBALFOUNDRIES Inc.
filed 2023-04-14
CIK 1709048

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_________________________
FORM 20-F
_________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
As of December 31, 2022, 547,754,986 ordinary shares, par value US$0.02 per share, were outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☑	Accelerated Filer	☐	Non-Accelerated Filer	☐	Emerging Growth Company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

TABLE OF CONTENTS
GlobalFoundries Inc.
i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Certain statements in this Annual Report on Form 20-F (the “Annual Report”) are or may be deemed to be, “forward-looking statements” within the meaning of U.S. securities laws. These forward-looking statements are based on current expectations, estimates, forecasts, and projections. These forward-looking statements appear in a number of places throughout this Annual Report including, but not limited to “Risk Factors,” “Business Overview,” and “Results of Operations.” Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. Important factors that could cause those differences include, but are not limited to:
•general global economic and geopolitical conditions;
•our ability to meet production requirements under long-term supply agreements (“LTAs”);
•our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;
•our reliance on a small number of customers;
•our future business development, financial condition, and results of operations;
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
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors Summary
The following important factors, and those factors described in other reports submitted to, or filed with, the SEC, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf, and such factors may adversely affect our business and financial status and therefore the value of your investment:
Risks Related to our Business and Industry
•General global economic and geopolitical conditions could materially and adversely affect us.
•We have LTAs with certain customers that obligate us to meet specific production requirements, which may expose us to liquidated and other damages, require us to return advanced payments, require us to provide products and services at reduced or negative margins and constrain our ability to reallocate our production capacity to serve new customers or otherwise.
•Our strategy of securing and maintaining LTAs and expanding our production capacity may not be successful.
•We depend on a small number of customers for a significant portion of our revenue and any loss of this or our other key customers, including potentially through further customer consolidation, could result in significant declines in our revenue.
•We rely on a complex silicon supply chain and breakdowns in that chain could affect our ability to produce our products.
•Reductions in demand and average selling prices for our customers’ end products (e.g., consumer electronics) and increases in inflation may decrease demand for our products and services.
•The seasonality and cyclical nature of the semiconductor industry and periodic overcapacity make us vulnerable to significant and sometimes prolonged economic downturns.
•Overcapacity in the semiconductor industry may reduce our revenue, earnings and margins.
•Our competitors have announced expansions and may continue to expand in the United States and Europe, which could materially and adversely affect our competitive position.
•The semiconductor industry is capital-intensive and, if we are unable to invest the necessary capital to operate and grow our business, we may not remain competitive.
•We may not be able to implement our planned growth and development or maintain the differentiation of our solutions if we are unable to recruit and retain key executives, managers and skilled technical personnel.
•We receive subsidies and grants in certain countries and regions in which we operate, and a reduction in the amount of governmental funding available to us or demands for repayment could increase our costs and affect our results of operations.

•Sales to government entities and highly regulated organizations are subject to a number of challenges and added risks, and we could fail to comply with these heightened compliance requirements, or effectively manage these challenges or risks.
•The implementation of our restructuring plan is ongoing, and we may not achieve all of the plan’s expected benefits, which could have a material adverse effect on our business, operations, financial conditions and results of operation.
Risks Related to Manufacturing, Operations and Expansion
•If we are unable to manage our capacity and production facilities effectively, our competitiveness may be weakened.
•Our manufacturing processes are highly complex, costly and potentially vulnerable to impurities and other disruptions, and cost increases, which can significantly increase our costs and delay product shipments to our customers.
•Our profit margin may substantially decline if we are unable to continually improve our manufacturing yields, maintain high shipment utilization or fail to optimize the process technology mix of our wafer production.
•We may be unable to obtain manufacturing equipment in a timely manner and at a reasonable cost that is necessary for us to remain competitive. If we are unable to obtain adequate supplies of raw materials in a timely manner and at commercially reasonable prices, our revenue and profitability may decline.
•If we are unable to obtain adequate supplies of raw materials in a timely manner and at commercially reasonable prices, our revenue and profitability may decline.
•Aging infrastructure, power grids and risks to the supply of natural gas, electricity or fresh water could interrupt production.
•Failure to adjust our supply chain volume due to changing market conditions or failure to estimate our customers’ demand could adversely affect our sales and/or our gross margin and could result in additional charges for obsolete or excess inventories or non-cancelable purchase commitments.
•The risk of cyberattacks and other data security breaches requires us to incur significant costs to maintain the security of our networks and data, and, in the event of such breaches, may expose us to liability, adversely affect our operations, damage our reputation, and affect our net revenue and profitability, and our efforts to combat breach and misuse of our systems and unauthorized access to our data may not be successful.
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
•We have been, and may continue to be, subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.
•Our success depends, in part, on our ability to develop and commercialize our technology without infringing, misappropriating or otherwise violating the intellectual property rights of third parties and we may not be aware of such infringements, misappropriations or violations.
•We may be unable to provide technology to our customers if we lose the support of our technology partners.
Political, Regulatory and Legal Risks
•We are subject to governmental export and customs compliance requirements that could impair our ability to compete in international markets or subject us to liability if we violate the controls.
•We are currently are, and may in the future continue to be, subject to litigation that could result in substantial costs, divert or continue to divert management’s attention and resources, and materially and adversely affect our results of operations, financial condition, business and prospects.

Risks Related to Our Status as a Controlled Company and Foreign Private Issuer
•Mubadala will continue to have substantial control over the Company, which could limit our ability to influence the outcome of key transactions, including a change of control, and otherwise affect the prevailing market price of our ordinary shares.
•We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules but are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.
Risk Factors
Risks Related to our Business and Industry
General global economic and geopolitical conditions could materially and adversely affect our results of operations, financial condition, business and prospects.
The semiconductor industry relies on a global supply chain and is considered strategically important by major trading countries, including the United States, China, and countries in the European Union (“EU”). Political, economic and financial crises have in the past negatively affected and in the future could negatively affect the semiconductor industry and its end markets. Our business may also be materially affected by the impact of geopolitical tensions and related actions. Recently, there have been political and trade tensions among, and between, a number of the world’s major economies, most notably in our industry between the United States and China, with Hong Kong and Taiwan implicated in the tensions, and more recently between Russia and the member nations of the North American Treaty Organization (“NATO”) and others. These tensions have resulted in the implementation of trade barriers, including the use of economic sanctions and export control restrictions against certain countries and individual companies. For example, the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) placed one of the largest mobile handset and 5G infrastructure providers in the world, Huawei, and China’s largest semiconductor foundry, Semiconductor Manufacturing International Corporation (“SMIC”), on the BIS Entity List. Moreover, on October 7, 2022, BIS vastly expanded export controls on advanced integrated circuits, supercomputers, advanced computing items and semiconductor production equipment to China and Macau with an intent to limit China’s ability to develop or produce such items.
Violations of these economic sanctions and export control restrictions can result in significant civil and criminal penalties. These trade barriers have had a particular impact on the semiconductor industry and related markets. Prolonged or increased use of trade barriers may result in a decrease in the growth of the global economy and semiconductor industry and could cause turmoil in global markets, which in turn often results in declines in our customers’ electronic products sales and could decrease demand for our products and services. Also, any increase in the use of economic sanctions, export control restrictions or retaliatory state actions to target certain countries, industries and/or companies could impact our ability to continue supplying products and services to customers and our customers’ demand for our products and services, and could disrupt semiconductor supply chains. Finally, the recent conflict between Russia and Ukraine has created uncertainty regarding supply of materials needed for our operations (including natural gas), particularly in Europe where we have operations in both Germany and Bulgaria, as well as our customers’ potential sales of electronic products and components to customers in Russia. The conflict has also created uncertainty about broader impacts that economic sanctions, export control restrictions and continued geopolitical uncertainty may have on global supply chains and markets generally.
Any current and future systemic political, economic or financial crisis or market volatility, including interest rate fluctuations, inflation or deflation, recession and changes in economic, trade, fiscal and monetary policies in major economies, could cause revenue or profits for us or the semiconductor industry as a whole to decline dramatically. If the economic conditions in the markets in which our customers operate or the financial condition of our customers were to deteriorate, the demand for our products and services may decrease and impairments, write-downs and other accounting charges may be required, which could reduce our operating income and net income. Further, in times of market instability, sufficient external financing, including equity capital, debt financing, customer prepayments and government subsides, may not be available to us on a timely basis, on commercially reasonable terms or at all. If sufficient external financing is not available when we need such financing to meet our demand-driven capital requirements, we may be forced to curtail expansion, modify plans and delay the deployment of new or differentiated technologies, products, or services until we obtain such financing. Further escalation of trade tensions, the increased use of economic sanctions or export control restrictions or any future global systemic crisis or economic downturn could materially and adversely affect our results of operations, financial condition, business and prospects.

We have LTAs with certain customers that obligate us to meet specific production requirements, which may expose us to liquidated and other damages, require us to return advanced payments, require us to provide products and services at reduced or negative margins and constrain our ability to reallocate our production capacity to serve new customers or otherwise.
We have entered into multiple LTAs that provide for significant customer commitments in return for capacity reservation commitments from us. In many cases, in connection with these arrangements we have received, or will receive, customer advanced payments and capacity reservation fees. If we are unable to satisfy our obligations under these contracts, we may be forced to return such payments which could result in significant cash expenditures. Under most of our LTAs, we must maintain sufficient capacity at our manufacturing facilities to meet anticipated customer demand for our proprietary products. From time to time, this requires us to invest in expansion or improvements of those facilities, which often involves substantial cost and other risks, such as delays in completion. Such expanded manufacturing capacity may still be insufficient, or may not come online soon enough, to meet customer demand and we may have to limit the amount of products we can supply to customers, forgo sales or lose customers as a result. Further, capacity reserved for certain customers could cause us to breach obligations to other customers due to capacity constraints or prevent us from serving new customers. If we are unable to satisfy our obligations under our customer agreements, we may be subject to significant liquidated damages or penalties, which could result in significant cash expenditures and require us to raise additional capital. Conversely, if we overestimate customer demand or a customer defaults on its purchase or payment obligations to us, we could experience underutilization of capacity at these facilities without a corresponding reduction in fixed costs. Our inability to maintain appropriate capacity could materially and adversely affect our results of operations, financial condition, business and prospects.

Our strategy of securing and maintaining LTAs and expanding our production capacity may not be successful.
We have undertaken, and will continue to undertake, various business strategies to sell a significant portion of our production capacity through LTAs, grow our production capacity, and improve operating efficiencies and generate cost savings. We cannot assure you that we will successfully implement those business strategies or that implementing these strategies will sustain or improve and not harm our results of operations. In particular, our ability to implement our strategy to enter into LTAs successfully is subject to certain risks, including:
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
Against the backdrop of increasing macroeconomic and geopolitical uncertainty, some customers under LTAs have requested to adjust their 2023 demand outlook downward and seek renegotiation of their LTAs. If we are unsuccessful in preserving the economic benefits of our existing LTAs in negotiations with our customers, such renegotiations could lead to reduction of our revenue and long-term outlook.
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
Our ability to successfully implement these strategies depends on a variety of factors, including, among other things, our ability to finance our operations, maintain high-quality and efficient manufacturing operations, respond to competitive and regulatory changes, access semiconductor manufacturing equipment or quality raw materials in a cost-effective and timely manner, and retain and attract highly skilled personnel. Further, some of our LTAs constrain our ability to change product mix within short time frames, given “end of life” provisions in our agreements that require substantial notice periods before we can cease production of existing products.
We depend on a small number of customers for a significant portion of our revenue and any loss of this or our other key customers, including potentially through further customer consolidation, could result in significant declines in our revenue.
We have been largely dependent on a small number of customers for a substantial portion of our revenue. Our ten largest customers in 2022, 2021 and 2020 accounted for approximately 70%, 67% and 73% of our wafer shipment volume, respectively. We expect that a significant portion of our revenue will continue to come from a relatively limited number of customers. We cannot assure you that our revenue generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from, significant changes in scheduled deliveries to, or a decrease of products and services sold to any of these customers could significantly reduce our revenue.

We rely on a complex silicon supply chain and breakdowns in that chain could affect our ability to produce our products and could materially and adversely affect our results of operations, financial condition, business and prospects.
We rely on a small number of suppliers for wafers, which is a key input into our products. In particular, only a limited number of companies in the world are able to produce silicon-on-insulator (“SOI”) wafers. If there is an insufficient supply of wafers, particularly SOI wafers, to satisfy our requirements, we may need to limit or delay our production, which could materially and adversely affect our results of operations, financial condition, business and prospects. If our limited source suppliers and suppliers for wafer preparation were to experience difficulties that affected their manufacturing yields or the quality of the materials they supply to us, it could materially and adversely affect our results of operations, financial condition, business and prospects. In particular, we depend on Soitec S.A. (“Soitec”), our largest supplier of SOI wafers, for the timely provision of wafers in order to meet our production goals and obligations to customers. Soitec supplied 54% of our SOI wafers in 2022. Our supply agreements with Soitec impose mutual obligations, in the form of capacity requirements, minimum purchase requirements and supply share percentages. We may be subject to penalties if we fail to comply with such obligations. In November 2020, we agreed with Soitec on an addendum to our original materials supply agreement to secure supply for 300 millimeter (“mm”) RF SOI, partially depleted SOI and Silicon Photonics wafers. If we are unable to obtain 300mm SOI wafers from Soitec for any reason, we expect that it would take us an extended period to find a replacement supplier on commercially acceptable terms. While we are in the process of developing relationships with alternate suppliers, we do not expect to be able to acquire a significant amount of SOI wafers from those suppliers in the near term, and there is no assurance that we will ever be able to do so.
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
The substantial majority of our revenue is derived from customers who use our products in intelligent and highly connected devices in markets such as Smart Mobile Devices, Home and Industrial internet of things (“IoT”), Communications Infrastructure & Datacenter, Automotive and Personal Computing. A deterioration or a slowdown in the growth of such end markets, due to, among other things, a potential recession, resulting in a substantial decrease in the demand for overall global semiconductor foundry services, including our products and services, could adversely affect our revenue and profit margins. Semiconductor manufacturing facilities require substantial investment to construct and are largely fixed-cost assets once they are in operation. Because we own our manufacturing facilities, a significant portion of our operating costs are fixed. In general, these costs do not decline when customer demand or our shipment utilization rate drops, and thus declines in customer demand, among other factors, may significantly decrease our profit margins. Our costs may also increase as a result of, among other things, inflation, which may have a greater impact on our profit margins than ASPs. In the past, there have been periods of sustained decline in ASPs of our customers’ end products and applications, and such periods have sometimes coincided with periods of economic volatility, including recessions. A return to historical trends could place downward pressure on the prices of the components, including our products, that go into such end products and applications. If ASPs decline, potentially due to a recession, and our cost reduction programs and actions do not offset the decrease or our costs increase due to inflation or otherwise and are not offset by an increase in ASPs, our results of operations, financial condition, business and prospects may be materially and adversely affected.

The seasonality and cyclical nature of the semiconductor industry and periodic overcapacity make us vulnerable to significant and sometimes prolonged economic downturns.
The semiconductor industry has exhibited cyclicality in the past and, at various times, has experienced downturns from time to time, as a result of global economic conditions as well as industry-specific factors, including inventory corrections, excess capacity, price volatility in raw materials and other inputs, and changes in end-customer preferences. Fluctuations in our customers’ demand drive significant variations in order levels for our products and services and can result in volatility in our revenue and earnings. Because our business is, and will continue to be, largely dependent on the requirements of both consumer and industrial high-end technology product suppliers for our services, downturns in this broad industry will likely lead to reduced demand for our products and services.
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
The prices that we can charge our customers for manufacturing services are significantly related to the overall worldwide supply of integrated circuits (“ICs”) and semiconductor products. The overall supply of semiconductors is based in part on the capacity of other companies, which is outside of our control. For example, we and some other companies, including competitors with access to material government support, have announced plans to increase capacity expenditures significantly. Additionally, some nations, including China, are investing heavily in developing additional domestic capacity for semiconductor fabrication. We believe such plans, if carried out as planned, will increase the industry-wide capacity and could result in overcapacity in the future. In periods of overcapacity, if we are unable to offset the adverse effects of overcapacity through, among other things, our technology and product mix, we may have to lower the prices we charge our customers for our products and services and/or we may have to operate at significantly less than full capacity. Such actions could reduce our margin and profitability and weaken our financial condition and results of operations. We cannot give any assurance that an increase in the demand for foundry services in the immediate and short-term will not lead to overcapacity in the future, which could materially and adversely affect our results of operations, financial condition, business and prospects.
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
A key differentiator in the marketplace is to significantly reduce the time in which differentiated technology products or services are launched into the market. If we are unable to meet the shorter time-to-market requirements of our customers or fail to impress them with our newer feature sets or differentiated technology solutions or are unable to allocate or develop new production capacity to meet those customers’ demands in a timely manner, we risk losing their business and not generating the market adoption needed to pay for our development efforts. These factors have also been intensified by the shift of the global technology market to consumer-driven products and increasing concentration of customers and competition. Further, the increasing complexity of technology also imposes challenges for achieving expected product quality, cost and time-to-market expectations. If we fail to maintain quality, it may result in loss of revenue and additional cost, as well as loss of business or customer trust. If we are unable to meet the expected production yields of a new technology, we will not be able to meet the expected costs of that technology. In addition, the market prices for technology and services tend to fall over time, except in times of extreme supply shortage. As a result, if we are unable to offer new differentiated services and processes on a competitive and timely basis, we may need to decrease the prices that we set for our existing services and processes. If we are unable to innovate new and differentiated technologies and bring them to a cost-competitive volume manufacturing scale that meets the demand of our customers, we may become less competitive and our revenue and margins may decline significantly.
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
We believe the foundry market is comprised of five major foundries (including four scaled pure-play foundries) that accounted for the vast majority of worldwide foundry revenue in 2021. We define a scaled pure-play foundry as a company that focuses on producing ICs for other companies, rather than those of its own design, with more than $2.5 billion of annual foundry revenue. Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) at $57.2 billion of revenue in 2021 accounted for more than 50% of the total market. Other key competitors include SMIC and United Microelectronics Corporation (“UMC”), as well as the foundry operation services of some integrated device manufacturers, such as Samsung and, more recently, Intel Corporation (“Intel”). Integrated Device Manufacturers (“IDMs”) principally manufacture and sell their own proprietary semiconductor products but may also offer foundry services. Other smaller dedicated foundry competitors include X-FAB Silicon Foundries, Tower Semiconductor Ltd., Vanguard International Semiconductor Corporation (“Vanguard”) and WIN Semiconductors Corp. Some of our competitors may offer more advanced or differentiated technologies than we do and some have greater access to capital and substantially greater production capacity, research and development (“R&D”), marketing and other resources, including access to government subsidies and economic stimulus (including protective demand-side measures), than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.
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
To remain competitive and comply with evolving regulatory requirements, we must constantly improve our facilities and process technologies and carry out extensive R&D, each of which requires investment of significant amounts of capital. The costs of manufacturing facilities and semiconductor manufacturing equipment continue to rise. We expect to incur additional capital expenditures in connection with our revenue expansion plans to expand our fabs in Dresden, Germany; Malta, New York; and Singapore, and in connection with our planned expansion in Crolles, France. Our actual expenditures may exceed our planned spend due to global economic and industry-wide equipment or material price increases during the long lead time to build capacity. Given the fixed-cost nature of our business, we have in the past incurred, and may in the future incur, operating losses if our revenue does not adequately offset the impact of our capital expenditures and the cost of financing these expenditures. Additionally, a significant portion of any operating income we do generate is needed to service our outstanding debt.
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
We rely on the continued services and contributions of our management team and skilled technical and professional personnel. In this industry, the competitive pressures to find and retain the most talented personnel are intense and constant. The sources for highly skilled talent in the industry are often well-known and pursued by competitors. In addition, with the speed of technological and business change, skills need to be constantly refreshed and built upon. Our business could suffer if we are unable to fulfill and sustain resource requirements with qualified individuals in required positions globally. Fulfilling new resource needs on a timely basis continues to be a challenge in this highly competitive market for semiconductor talent. Competition for talent exists in all of our operating regions, at all levels, emphasizing the importance of strong employee retention, and if we fail to attract and retain highly skilled talent, our business and results of operations could be materially adversely impacted.
We receive subsidies and grants in certain countries and regions in which we operate, and a reduction in the amount of governmental funding available to us or demands for repayment could increase our costs and affect our results of operations.
As is the case with other large semiconductor companies, we receive subsidies and grants from governments in certain countries and regions in which we operate. In response to increased geopolitical tensions, national security and supply chain concerns, as well as recent supply shortages, the United States and the European Union are implementing new semiconductor industry incentive programs. For example, in August 2022, the United States enacted the Creating Helpful Incentives to Produce Semiconductors for America (“CHIPS”) and Science Act of 2022, which appropriates $52 billion in funding to the domestic semiconductor industry. Similarly, the European Commission proposed the European Chips Act. These programs represent potentially significant new sources of government funding for capital and R&D investment for our industry. Historically, we have benefited from these kinds of government programs, and we intend to continue to benefit from government programs to help fund our expansion efforts. However, we may be unable to secure government funding at the levels we expect or at all, and the availability of government funding is outside our control. Moreover, should we terminate any activities or operations related to government funds that we receive or upon which government funds have been conditioned, we may face adverse consequences. In particular, government agencies could seek to recover subsidies or grants from us, seek repayment of loans, or could cancel, reduce or deny our requests for future subsidies or grants. This could materially and adversely affect our results of operations, financial condition, business and prospects.
Strong government support in China for capacity expansion, combined with weaker demand from and strained economic relations with that country, could lead to underutilization or significant ASP erosion for our fabs.
China’s aggressive investment in its “buy from China” initiatives have inflated the capital available for technology development in China and resulted in an expansion of fabrication capacity for semiconductors. China’s decision to build capacity for China, to be sourced primarily from indigenous suppliers like SMIC, will have the effect of limiting the Chinese market for other global suppliers like us, particularly in more mature technology nodes. Increases in China’s fabrication capacity for semiconductors may also significantly increase the competition we face globally, which may make it more difficult for us to retain and obtain new customers and lead to material reductions in ASPs.

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
Certain of our government contracts require us to notify the applicable governmental agency and discuss options with the governmental agency before making certain potential transfers of intellectual property developed under those contracts, and certain of our government contracts impose specific limitations on our use and licensing of certain of our intellectual property. Additionally, production of sensitive, export-controlled products for governmental and highly regulated entities requires adherence to strict export and security controls. In the event of a breach or other security event involving one of these products, we may be subject to investigations to determine the extent and impact to such products, regulatory proceedings, litigation, mitigation and other actions, as well as penalties, fines, increased insurance premiums, indemnification expenditures and administrative, civil and criminal liabilities and reputational harm, each of which could negatively impact operations for multiple products and future business, cause production and sales delays and materially and adversely affect our results of operations, financial condition, business and prospects.
The implementation of our restructuring plan is ongoing, and it is possible that we may not achieve all of the plan’s expected benefits and, if we do not, the plan may have a material adverse effect on our business, operations, financial condition and results of operations.

We communicated and implemented a restructuring plan in order to realign our business and strategic priorities. This worldwide restructuring plan includes a reduction in the number of full time employees, as well as a reduction in leased workspaces and engagement of consultants for strategic support.

The implementation of the restructuring plan is ongoing, and it is possible that we may not be able to maintain all the cost savings and benefits that are anticipated in connection with such plan.

Our reduction in workforce, or similar restructuring program actions, may present a number of significant risks, including:

•actual or perceived disruption of our manufacturing and/or delivery processes;

•potential adverse effects on our internal control environment and inability to preserve adequate internal controls relating to our general and administrative functions in connection with the decision to outsource certain business service activities;

•actual or perceived disruption to distribution networks and other important operational relationships and the inability to resolve potential conflicts in a timely manner;

•potential difficulty in or failure of meeting our financial or production targets;

•diversion of management attention from ongoing business activities and strategic objectives; and

•failure to maintain employee morale and retain key employees.

Because of these and other factors, we may not fully realize the purpose and anticipated operational benefits or cost savings of any productivity actions and, if we do not, it may have a material adverse effect on our business, operations, financial condition and results of operations.
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
We perform long-term market demand forecasts for our products to manage, and plan for, our overall capacity. Because market conditions are dynamic, our market demand forecasts may change significantly at any time. During periods of decreased demand, certain manufacturing lines or tools in some of our manufacturing facilities may be idled or shut down temporarily, to save costs while preserving capacity. However, if subsequent demand increases rapidly, we may not be able to restore the capacity in a timely manner to take advantage of the upturn. In light of long-term market demand forecasts, we have been adding capacity to meet market needs for our products. In some instances, we increase or otherwise manage capacity by transferring technologies from one location to another. Expansion of our capacity will increase our costs. For example, we will need to purchase additional equipment, and hire and train additional personnel to operate the new equipment. In case of a technology transfer, we may also need to source new tooling and materials, train personnel to learn and stabilize new processes and, depending on the technology, obtain government approval for such transfer. If demand does not increase as planned or expansion is delayed, we may not increase our net revenue accordingly, which could materially and adversely affect our results of operations, financial condition, business and prospects.

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
Our semiconductor manufacturing processes are highly complex, require advanced and costly equipment, are difficult to transfer and are continuously being modified to improve manufacturing yields and product performance intended to improve or protect our ability to achieve our revenue and profit plan. Disruptions in manufacturing operations could be caused by numerous issues including impurities in our raw materials (such as chemicals, gases and wafers), supply chain changes to support expansion plans, facilities issues (such as electrical power and water outages), equipment failures (such as performance issues or defects) or IT issues (such as down computer systems and viruses). Any of these issues, and others, could lower production yields or interrupt manufacturing, which could result in the loss of products in process that could cause delivery delays, reduced revenue, increased cost or reduced quality delivered to our customers. These factors could significantly affect our financial results as well as our ability to attract new and retain existing customers.
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
If the above issues recur or we face similar challenges in the future, we may suffer delays in our ability to deliver our products, which could have a material and adverse effect on our results of operations, financial condition, business and prospects. In addition, we cannot guarantee that we will be able to increase our manufacturing capacity and efficiency in the future to the same extent as in the past. On June 22, 2021, we announced fab expansion plans in Singapore, with the addition of Module 7H, an extension of our existing 300mm Fab 7 operations. If the above issues recur or we face similar issues in the future related to the Module 7H expansion, the ramp of production in Module 7H could be delayed, which could have a material adverse effect on our operations, financial condition and business prospects. Additionally, increases in the costs of key inputs to fabs, including raw materials, electric power and water, could materially and adversely affect our results of operations, financial condition, business and prospects.
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
Our operations and ongoing revenue expansion plans depend on our ability to obtain complex and specialized manufacturing equipment and related services from a limited number of suppliers in a market that is characterized from time to time by limited supply and long delivery cycles. During such times, supplier-specific or industry-wide lead times for delivery can be as long as twelve months or more. Further, growing complexities of the most valuable equipment may delay the timely delivery of such equipment and parts needed to capitalize on time-sensitive and perishable business opportunities. Industry-wide demand increases for this equipment could increase its market price as well as the market price of replacement parts and consumable materials needed to operate the equipment. Due in part to demand driven by significant new sources of funding in China as well as potentially other governments (such as Korea, the United States and Europe) and the bottleneck created by the most recent semiconductor supply shortage, the current demand for semiconductor manufacturing equipment and equipment supply constraints are resulting in longer than normal lead times for such equipment. If we are unable to obtain equipment in a timely manner to fulfill our customers’ demand on technology and production capacity, or at a reasonable cost, we may be unable to meet commitments under our contracts with customers, which could expose us to substantial liquidated damages and other claims and could materially and adversely affect our results of operations, financial condition, business and prospects.

If we are unable to obtain adequate supplies of raw materials in a timely manner and at commercially reasonable prices our revenue and profitability may decline.
Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases, chemicals and photoresist, on a timely basis and at commercially reasonable prices, many of which are not commodities easily replaced with substitutions. In the past, shortages in the supply of some materials, whether by specific vendors or by the industry generally, have resulted in occasional industry-wide price adjustments and delivery delays. Moreover, major natural disasters, trade barriers and political or economic turmoil occurring within the country of origin of such raw materials may also significantly disrupt the availability of such raw materials or increase their prices. Further, since we procure some of our raw materials from sole-sourced suppliers, including raw materials that are significant to our production operations, there is a risk that our need for such raw materials may not be met or that back-up supplies may not be readily available. In addition, recent trade tensions between the United States and China, as well as the conflict in Ukraine, have resulted in substantial price volatility and reduced availability of raw materials, including rare earth metals and natural gas used in our products or in our production operations. Tariffs, sanctions, export controls, other non-tariff barriers, and other measures undertaken by state actors due to global or local economic conditions could also affect material cost and availability. If the availability of such raw materials is disrupted, manufacturing lines may be stopped or significantly disrupted, impacting our supply chain, which could materially and adversely affect our results of operations. From time to time, including recently, we are advised of shortages of raw materials that could impact our operations. We currently are seeking, and in the future will continue to seek, alternative suppliers and substitute materials and work closely with our existing vendors to support their efforts to provide us with uninterrupted supply.
Certain raw materials and other inputs, such as energy (e.g., electricity, natural gas, petroleum) and water, necessary for our production operations have recently experienced and may continue to experience substantial price volatility, including related to shortages or political or economic instability, in regions where we operate our fabs. We have recently experienced and may continue to experience increases in electricity costs, particularly in Dresden, Germany and Singapore. Hedging transactions for many of those raw materials and other inputs are not available to us, or are not available on terms we believe are commercially acceptable. Hedges that we enter into with respect to certain inputs, such as electricity, or alternative energy supplies we may seek to secure, may not be effective to avoid disruptions to our manufacturing operations. Additionally, once our prices with a customer are negotiated, we are generally unable to revise pricing with that customer until our next regularly scheduled price adjustment. As a result, if market prices for essential components increase, we may be unable to pass the price increases through to our customers for products purchased under an existing agreement. Consequently, we are exposed to the risks associated with the volatility of prices for these components and our cost of revenue could increase and our gross margins could decrease in the event of price increases. Recently, as a result of demand driven by the semiconductor supply shortage, the costs of raw wafers as well as certain other raw materials were relatively high. Failure to obtain adequate supplies could result in our being unable to meet commitments under our contracts with customers, which could expose us to substantial liquidated damages and other claims, which could materially and adversely affect our results of operations, financial condition, business and prospects.
Aging infrastructure, power grids and risks to the supply of natural gas, electricity or fresh water could interrupt production.
The semiconductor fabrication process requires extensive amounts of fresh water and a stable source of electricity and natural gas. In addition, it requires effective facilities to manage wastewater. As our production capabilities and our business grow, our requirements for these factors will grow substantially. Although we have not, to date, experienced any instances of lack of sufficient supplies of natural gas or water, or material disruptions in the electricity supply to, or wastewater processing capacity of, any of our fabs beyond temporary or short-term stoppages, the recent conflict between Russia and Ukraine has created a substantial risk of natural gas shortage in Europe, which may impact our manufacturing site in Dresden, Germany. Further, we may not have access to sufficient supplies of natural gas, electricity, water or wastewater processing capacity to accommodate our planned growth. Pipeline interruptions, power interruptions, electricity shortages, droughts, geopolitical tensions, or government intervention, particularly in the form of rationing, are factors that could restrict our access to these utilities in the areas in which our fabs are located. If there is an insufficient supply of fresh water, natural gas, electricity or wastewater processing capacity to satisfy our requirements, we may need to limit or delay our production. In addition, a power outage, even of very limited duration, could result in a loss of wafers in production and a deterioration in yield. Any of these occurrences could materially and adversely affect our results of operations, financial condition, business and prospects.
Failure to adjust our supply chain volume due to changing market conditions or failure to estimate our customers’ demand could adversely affect our sales and/or our gross margin and could result in additional charges for obsolete or excess inventories or non-cancelable purchase commitments.
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
In addition, we base many of our operating decisions, and enter into purchase commitments, on the basis of anticipated sales, which are highly unpredictable. Some of our purchase commitments are non-cancelable, and in some cases we are required to recognize a charge representing the amount of material or capital equipment purchased or ordered that exceeds our actual requirements. For example, we have non-cancelable purchase commitments with vendors and LTAs with certain of our third-party wafer fabrication partners, under which we are required to purchase a minimum number of wafers per year or face financial penalties. These types of commitments and agreements could reduce our ability to adjust our inventory to address declining market demands. If demand for our products is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges. If sales in future periods fall substantially below our expectations, or if we fail to accurately forecast changes in demand mix, we could again be required to record substantial charges for obsolete or excess inventories or non-cancelable purchase commitments.
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
Historically, we do not typically operate with any significant backlog, except in periods of capacity shortage. The historic lack of significant backlog and the unpredictable length and timing of semiconductor cycles makes it more difficult for us to accurately forecast revenue in future periods. Moreover, our expense levels are based in part on our expectations of future revenue, and we may be unable to fully adjust costs in a timely manner to compensate for revenue shortfalls.

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
Significant natural disasters such as earthquakes, fires, floods, severe weather incidents or acts of terrorism occurring in any of our manufacturing or office locations, or where a business partner, such as a customer or supplier, is located, could adversely affect our operational and financial performance. In addition, natural disasters, spills or hazardous exposure incidents, accidents and acts of terrorism could cause disruptions in our business or our suppliers’ or customers’ businesses, national economies or the global economy as a whole, and we may not have insurance coverage for these matters. Our operations, as well as our computing systems, are vulnerable to interference, or interruption from terrorist attacks, natural disasters or pandemics (including COVID-19), the effects of climate change (such as sea level rise, drought, flooding, wildfires, increased average temperatures and increased storm severity), power loss, telecommunications failures, criminal fraud or impersonation, inadvertent or intentional actions by our employees, or other attempts to harm or access our systems. In the event of a major disruption caused by a natural disaster or any of the foregoing, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities, lengthy interruptions in service, breaches of data security and loss of critical data or personal information, any of which could materially and adversely affect our results of operations, financial condition, business and prospects. We are also at risk of data breaches, as further described below.
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
We are making significant investments in cybersecurity and data security, as well as other efforts to combat breach and misuse of our systems and unauthorized access to our and our customers’ data by third parties. While we seek to continuously review and assess our cybersecurity policies and procedures to ensure their adequacy and effectiveness, all IT and computer systems are vulnerable to attacks, especially via methods that have not been observed yet or quickly evolve. The risk of security breaches may be higher during times of a natural disaster or pandemic (including COVID-19) due to remote working arrangements. We cannot guarantee that our IT and computer systems which control or maintain vital corporate functions, such as our manufacturing operations and enterprise accounting, would be immune to cyberattacks. In the event of a serious cyberattack, our systems may lose important customer information, trade secrets, corporate data or personal information, or our production lines may be shut down pending the resolution of such an attack.
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
Further, remediation efforts may not be successful and could result in interruptions, delays or cessation of service, unfavorable publicity, damage to our reputation, customer allegations of breach-of-contract, possible litigation, and loss of existing or potential customers that may impede our sales or other critical functions. Additionally, any such attack or unauthorized access may require spending resources on correcting the breach and indemnifying the relevant parties and litigation, regulatory investigations, regulatory proceedings, increased insurance premiums, lost revenue, penalties fines and other potential liabilities.
Any of the foregoing factors could materially and adversely affect our results of operations, financial condition, business and prospects.
Compliance with applicable data security and data privacy laws and regulations may be costly and, in the case of a breach of applicable law, could harm our reputation.
In the United States, federal and state laws impose limits on, or requirements regarding the collection, distribution, use, security and storage of personal information of individuals, and there has been increased regulation of data privacy and security particularly at the state level, including the California Consumer Privacy Act (effective on January 1, 2020), and the California Privacy Rights Act (effective on January 1, 2023). Currently, many states are actively considering or enacting similar laws and we operate in many of these jurisdictions. Outside the United States, the European Union and other countries in which we operate also have privacy and data protection laws, regulations and standards.
The interpretation and application of many of these existing or recently enacted laws and regulations are increasingly complex, uncertain and fluid, and could be inconsistent with our existing data management practices. For example, recent developments in Europe have created complexity and uncertainty regarding transfers of personal data from the European Economic Area (“EEA”) and the United Kingdom (“UK”) to the United States and other jurisdictions. Furthermore, the long-term regulation of data transfers between the EEA and the UK is uncertain, as a relevant adequacy decision enabling such transfers is due to expire. These developments could lead to substantial costs, require significant changes, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. If we are unable to transfer personal data between and among countries and regions in which we operate, it could affect the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results. In addition, the existing EU and UK privacy laws on cookies and e-marketing are also in flux and are likely to be replaced by new regulations, which may introduce more stringent requirements for using cookies and similar technologies for direct marketing and significantly increase fines for non-compliance in-line with the General Data Protection Regulation (“GDPR”). Stricter enforcement of such laws could limit the effectiveness of our marketing activities, divert the attention of our technology personnel, increase costs and subject us to additional liabilities.

Inappropriate disclosure of personal and other sensitive data, even if inadvertent, or other actual or perceived violations of or noncompliance with such laws and regulations could expose us to significant administrative, civil or criminal liability as well as reputational harm. For example, a breach of the GDPR could result in fines of up to 20 million euros (“EUR”) under the European GDPR or British pound sterling (“GBP”) 17.5 million under the U.K. GDPR or up to 4% of the annual global revenue of the infringer, whichever is greater, as well as regulatory investigations, reputational damage, orders to cease or change our processing of personal data, enforcement notices and/or assessment notices (for a compulsory audit). Privacy-related claims or lawsuits initiated by governmental bodies, employees or other third parties, whether meritorious or not, could be time-consuming, result in costly regulatory proceedings, litigation, penalties and fines, or require us to change our business practices, sometimes in expensive ways, or other potential liabilities.
Additionally, a failure to comply with the National Institute of Standards and Technology Special Publication 800-171 or the Department of Defense (”DoD”)’s cybersecurity requirements, including the Cyber Security Material Model Certificate (“CMMC”), which will require all contractors to receive specific third-party cybersecurity certifications to be eligible for contract awards, could restrict our ability to bid for, be awarded and perform on DoD contracts. The DoD expects that all new contracts will be required to comply with the CMMC by 2026, and initial requests for information and for proposal have already begun. We are in the process of evaluating our readiness and preparing for the CMMC. To the extent we, or our subcontractors or other third parties on whom we rely are unable to achieve certification in advance of contract awards that specify the requirement, we may be unable to bid on contract awards or follow-on awards for existing work with the DoD, which could materially and adversely affect our results of operations, financial condition, business and prospects. We will also be required to go through a recertification process every two years. In addition, any obligations that may be imposed on us under the CMMC may be different from or in addition to those otherwise required by applicable laws and regulations, which may cause additional expense for compliance.
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
We have been, and may continue to be, subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.
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
Risks Related to Strategic Transactions
We are in the process of implementing a strategic collaboration with ST Microelectronics (“ST”) pursuant to which ST and the Company are building out a new fab in Crolles, France. Failure to successfully implement and manage the strategic collaboration may adversely affect our results of operation, financial conditions, business and prospects.

In August 2022, we entered into a Commercial and Cooperation Agreement with STMicroelectronics (Crolles 2) SAS, a French company, for the buildout and joint operation of a new 300mm semiconductor manufacturing facility. This facility is targeted to ramp to 620,000 300mm wafers per year production at full build-out. Implementing this strategic collaboration is a complex and lengthy process that requires, among other things, obtaining regulatory approvals, substantial government funding (which requires EU approval), paying their respective share of certain capital investments, and cooperating on the joint operation of the facility. We may not be successful in our efforts to build and operate this new facility, and we may not achieve the expected benefits that we expected to achieve.

We may, at any time, have disagreements with ST or have interests or goals that are inconsistent with ST’s goals, which may result in conflicting views as to the buildout and operation of the facility, which disagreements or conflicts may not be resolved in our favor. Because ST will own the building for the manufacturing facility, we inherently have a lesser degree of control over business operations, thereby increasing the financial, legal, operational, and/or compliance risks to us. We may not be able to oversee all aspects of the buildout and operation, which may lead to a potential inability to implement adequate internal controls covering the collaboration. Additionally, we will depend on ST to commit sufficient resources to the project, over which we will have no control. The collaboration requires us to partially rely on the financial condition of ST and could be adversely affected by any significant change in its financial conditions.

The collaboration is also subject to the risk that we or ST may not obtain the substantial government funding that is needed to make the project a success, which funding is subject to many practical, legal and political challenges that are outside of our control.

If any of the above risks come to fruition, we may be delayed or may be unsuccessful in our efforts to implement this collaboration or jointly operate the facility, or we may incur losses on the project, all of which could have a material adverse effect on our results of operations and our financial condition.
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
Regulatory changes, including restrictions on new or existing materials critical to our manufacturing processes, such as per- and polyfluoroalkyl substances, increased restrictions related to wastewater, air emissions and hazardous substances, changes to necessary permitting requirements, or changes in interpretations, could cause disruptions to our operations or necessitate additional costs or capital expenditures, such as those associated with identifying and qualifying substitute materials or processes, or with installing additional controls related to wastewater, air emissions or waste management. Regulatory limitations or restrictive covenants at contaminated properties could affect our ability to expand manufacturing operations or capacities and may affect our ability to import materials or equipment.
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
We currently are, and may in the future continue to be, subject to litigation that could result in substantial costs, divert or continue to divert management’s attention and resources, and materially and adversely affect our results of operations, financial condition, business and prospects.
On June 7, 2021 we filed a complaint in the Supreme Court of New York seeking declaratory judgment that we had not violated certain agreements entered into with International Business Machines Corporation (“IBM”) relating to our acquisition of IBM’s Microelectronics division in 2015, and subsequent development and research activities and sales of our products to IBM. On June 8, 2021, IBM filed a complaint in the Supreme Court of New York asserting intentional breach of contract and fraudulent misrepresentation claims under the same set of agreements. IBM argues that it is entitled to a return of its $1.5 billion payment to the company and at least $1 billion in damages. On September 14, 2021, the Court granted our motion to dismiss IBM’s claims of fraud, unjust enrichment and breach of the implied covenant of good faith and fair dealing. Our complaint seeking declaratory judgment was dismissed. On April 7, 2022, the Appellate Division reversed the lower court's dismissal of the fraud claim. The case is proceeding based on IBM’s breach of contract, promissory estoppel, and fraud claims. We believe, based on discussions with legal counsel, that we have meritorious defenses against IBM’s claims. We dispute IBM’s claims and intend to vigorously defend against them.
In addition, we have been, and may continue to be, subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes, product liability claims, employment claims made by our current or former employees or claims of infringement raised by intellectual property owners, in connection with the technology used in our manufacturing operations. The risk of such litigation may increase due to use of our products in safety-related systems of other advanced technologies, including automobiles.
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
In addition, LIBOR and certain other interest rate “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences. Since December 31, 2021, the one week and two-month USD LIBOR tenors have permanently ceased to be determined or published. The United Kingdom’s Financial Conduct Authority (“FCA”), which regulates LIBOR, has announced that, after June 30, 2023, the overnight and twelve-month tenors of USD LIBOR will permanently cease to be determined or published and, while the remaining USD LIBOR tenors (that is, one, three and six months) will continue to be published, they will be calculated using an unrepresentative “synthetic” methodology with the relevant rates comprising (1) the relevant Term SOFR (as defined below) rate, plus (2) the relevant spread adjustment that applies as part of the International Swap and Derivative Association (“ISDA”) IBOR fallback regime (as published for the purpose of the ISDA 2020 Fallbacks Protocol and ISDA IBOR Fallbacks Supplement). The FCA has prohibited use of the continuing USD LIBOR settings by UK-supervised entities in new regulated financial contracts, instruments and/or investment fund performance measurement, although there are some exceptions. Other regulatory authorities have imposed restrictions on new use of the continuing USD LIBOR settings.
If USD LIBOR ceases to exist or if the methods of calculating USD LIBOR change from their current form before the end of June 2023, interest rates on our current or future debt obligations may be adversely affected.
If a published USD LIBOR rate is unavailable, we may be required to substitute an alternative reference rate, such as a different benchmark interest rate or the Secured Overnight Financing Rate ("SOFR"), in lieu of LIBOR. The Alternative Reference Rates Committee ("ARRC") proposed SOFR as its recommended alternative to LIBOR and the Federal Reserve Bank of New York began publishing SOFR rates in April 2018. SOFR is intended to be a broad measure of the cost of borrowing cash overnight that is collateralized by U.S. Treasury securities. However, because SOFR is a broad U.S. Treasury repo financing rate that represents overnight secured funding transactions, it differs fundamentally from LIBOR. For example, SOFR is a secured overnight rate, while LIBOR is an unsecured rate that represents interbank funding over different maturities. In addition, SOFR is a backward-looking rate, in that by the time it is published each day, all the transactions on which it is based will have matured, whereas LIBOR is forward-looking. In July 2021, ARRC formally recommended CME Group's forward-looking SOFR term rates ("Term SOFR"). Term SOFR also differs fundamentally from LIBOR as it represents market expectations (implied from the derivatives markets) of overnight SOFR over a forward-looking period. Because of these and other differences, there is no assurance that SOFR or Term SOFR will perform in the same way as LIBOR would have performed at any time, and there is no guarantee that any of these is a comparable substitute for LIBOR. A change from LIBOR to any of the proposed alternative reference rates could result in interest obligations that are more than or that do not otherwise correlate over time with the payments that would have been made on our debt if USD LIBOR were available in its current form. Any of these changes could have a material adverse effect on our financing costs. Moreover, the phase-out of LIBOR may adversely affect our assessment of effectiveness or measurement of ineffectiveness for accounting purposes of any interest rate hedging agreements indexed to LIBOR.
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

Changes such as these that affect our effective tax rate could materially and adversely affect our results of operations and financial condition.
Our international operations subject us to potentially adverse tax consequences.
We generally conduct our international operations through subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. There is also a high level of uncertainty in today’s tax environment stemming from both global initiatives put forth by the Organisation for Economic Co-operation and Development, or the “OECD”, and unilateral measures being implemented by various countries due to a historic lack of consensus on these global initiatives. As an example, the OECD has put forth two proposals—Pillar One and Pillar Two—that revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation, respectively. Changes in multilateral agreements and the tax laws of foreign jurisdictions could arise as a result of the base erosion and profit shifting project undertaken by the OECD and could significantly increase our tax provision, cash taxes paid, and effective tax rate. A global minimum corporate tax rate and any other implemented changes could significantly increase tax uncertainty due to differing interpretations and increased audit scrutiny. We will continue to monitor and evaluate the impact of OECD policy changes. On August 16, 2022, the U.S. federal government enacted the

Inflation Reduction Act of 2022 (“IRA”) into law effective for tax years starting after December 31, 2022. The IRA includes a variety of incentives to promote clean energy but also adds a new corporate alternative minimum tax of 15% on adjusted financial statement income. We are in the process of assessing whether the book minimum tax would impact our effective tax rate.
Risks Related to Our Status as a Controlled Company and Foreign Private Issuer
Our majority shareholder, Mubadala Investment Company PJSC (“Mubadala”) will continue to have substantial control of the business, which could limit your ability to influence the outcome of key transactions, including a change of control, and otherwise affect the prevailing market price of our ordinary shares.
Mubadala beneficially owns, in the aggregate, approximately 85.7% of our outstanding ordinary shares. See “Item 7. Major Shareholder and Related Party Transactions.” In addition, we have entered into a shareholder’s agreement with Mubadala, which will entitle Mubadala, subject to the level of Mubadala’s beneficial ownership of our ordinary shares, to certain consent rights and director nomination rights. As a result, Mubadala will continue to have significant influence over the management and affairs of our company, as well as the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and the approval of significant corporate transactions, including any merger, consolidation or sale of all or substantially all of our assets and the issuance or redemption of equity interests in certain circumstances. The interests of Mubadala may not always coincide with, and in some cases may conflict with, our interests and the interests of our other shareholders. For instance, Mubadala could attempt to delay or prevent a change in control of our company, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their ordinary shares. This concentration of ownership may also affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise, and because Mubadala may sell, or investors may perceive that Mubadala is likely to sell, a significant amount of our ordinary shares.
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
As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Our audit, risk and compliance committee is required to comply with the provisions of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is applicable to U.S. companies listed on the Nasdaq. Accordingly, we have a fully independent Audit, Risk and Compliance Committee.
We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules but are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.
We are a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, and although we follow the laws and regulations of the Cayman Islands with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. Foreign private issuers are required to file their annual report on Form 20-F within four months after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. This may be the case even though we intend to make interim reports available to our shareholders, copies of which we are required to furnish to the SEC on a Form 6-K, and even though we are required to file reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to Cayman Islands law or distribute to our shareholders and that is material to us.
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
The Cayman Islands Economic Substance Act may affect our operations.

The Cayman Islands has recently enacted the International Tax Co-operation (Economic Substance) Act, or the Cayman Economic Substance Act. The Cayman Economic Substance Act generally requires legal entities domiciled or registered in the Cayman Islands which conduct certain geographically mobile activities to have demonstrable substance in the Cayman Islands. The Cayman Economic Substance Act was introduced by the Cayman Islands to ensure that it meets its commitments to the European Union, as well as its obligations under the OECD’s global Base Erosion and Profit Shifting initiatives. We are required to comply with the Cayman Economic Substance Act.
As we are a Cayman Islands company, compliance obligations include filing annual notifications for us, which need to state whether we are carrying out any relevant activities and, if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. As it is a relatively new regime, it is anticipated that the Cayman Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act. The Cayman Islands Tax Information Authority shall impose a penalty of CI$10,000 (or US$12,500) on a relevant entity for failing to satisfy the economic substance test or CI$100,000 (or US$125,000) if such failures are not remedied in the subsequent financial year after the initial notice of failure. Following failure after two consecutive years the Grand Court of the Cayman Islands may make an order requiring the relevant entity to take specified action to satisfy the economic substance test or ordering it that it is defunct or be struck off. Pursuant to the Companies Act, any property vested in or belonging to a company which has been struck off shall vest in the Cayman Islands government.
During 2022, the Company received a notice of failure to satisfy the economic substance test for the 2020 financial year, and a penalty of CI$10,000 (or US$12,500). During 2023, the Company received a second notice of failure to satisfy the economic substance test for the 2020 financial year, and a further penalty of CI$10,000 (or US$12,500).The Company has taken appropriate remedial steps during 2022 and 2023 such that such failures have been or will be remedied in the subsequent financial years after the initial notice of failure, being the 2023 and 2024 financial years.
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
Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Beginning with our initial public offering (“IPO”), we continue the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of SOX, which requires annual management assessment of the effectiveness of our internal control over financial reporting. Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm the trading price of our ordinary shares and make it more difficult for us to effectively market and sell our service to new and existing customers.
Risks Related to our Ordinary Shares
Future sales or distributions of our shares by Mubadala could depress the price of our ordinary shares.
Sales by Mubadala in the public market or other distributions of substantial amounts of our ordinary shares, or the filing of a registration statement relating to a substantial amount of our ordinary shares, could depress our ordinary share price. In addition, in connection with our IPO, we have entered into agreements with Mubadala that provide a framework for our ongoing relationship, including a Shareholder’s Agreement and Registration Rights Agreement. Under the Registration Rights Agreement, Mubadala has the right, subject to certain conditions, to require us to file registration statements covering its shares or to include its shares in other registration statements that we may file. By exercising its registration rights and selling a large number of shares, Mubadala could cause the price of our ordinary shares to decline.

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
Our Memorandum and Articles of Association provide that unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands will, to the fullest extent permitted by the law, have exclusive jurisdiction over any claim or dispute arising out of or in connection with our Memorandum and Articles of Association or otherwise related in any way to each shareholder’s shareholding in us, including but not limited to (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any of our current or former directors, officers or other employees to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Cayman Companies Act or our Memorandum and Articles of Association, and (iv) any action asserting a claim against us governed by the “Internal Affairs Doctrine” (as such concept is recognized under the laws of the United States) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes. Our Memorandum and Articles of Association provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended (“Securities Act”), or Exchange Act, including all causes of action asserted against any defendant named in such complaint.
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
In 2018, we undertook a strategic pivot to focus on the pervasive foundry market opportunity and the growing demand for specialized process technologies. As part of this strategic pivot, we streamlined our manufacturing footprint by divesting three assets that were not aligned with our strategic priorities, including the sale of our East Fishkill (“EFK”) business to ON Semiconductor, which closed on December 31, 2022 for a gain of $403 million.
On November 1, 2021, we completed our initial public offering. Our ordinary shares have been listed on the Nasdaq under the symbol “GFS” since October 28, 2021.
On August 4, 2022, we entered into a Commercial and Cooperation agreement with ST to build a jointly-operated 300mm manufacturing facility in Crolles, France. This facility is targeted to ramp at full capacity by 2026, with up to 620,000 300mm wafers per year production at full build-out. The project remains subject to regulatory approvals.
Through our organic and strategic growth initiatives, we increased manufacturing capacity and now have a global footprint with four manufacturing sites on three continents with approximately 14,000 employees and approximately 9,000 worldwide patents. In 2022, we shipped approximately 2.5 million 300mm equivalent semiconductor wafers. With this level of market presence and capability, our technologies are found across most semiconductor end markets in devices used on a daily basis.
Today, we focus on feature-rich solutions for the pervasive semiconductor market, where we are trusted to reliably innovate and deliver premium performance, functionality, efficiency and quality, rather than focusing merely on transistor density and processing speed.
For a description of our principal capital expenditures in the last three fiscal years and a discussion of our acquisitions and dispositions, see “Item 5. Operating and Financial Review and Prospects.”

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
B.     Business Overview
We are one of the world’s leading semiconductor foundries. We manufacture complex, feature-rich ICs that enable billions of electronic devices that are pervasive throughout nearly every sector of the global economy. With our specialized foundry manufacturing processes, a library consisting of thousands of qualified circuit-building block designs (known as IP titles or IP blocks), and differentiated transistor and device technology, we serve a broad range of customers, including the global leaders in IC design, and provide optimized solutions for the function, performance and power requirements of critical applications driving key secular growth end markets. As the only scaled pure-play foundry with a global footprint that is not based in China or Taiwan, we help customers mitigate geopolitical risk and provide greater supply chain certainty. We define a scaled pure-play foundry as a company that focuses on producing ICs for other companies, rather than those of its own design, with more than $2.5 billion of annual foundry revenue.
We provide differentiated foundry solutions that enable the era of data-centric, connected, intelligent and secure technologies. We are redefining the foundry model with feature-rich solutions that enable our customers to develop innovative products for an increasingly wide variety of applications across broad and pervasive markets. We unlock value for our customers by helping drive technology in multiple dimensions, making their products more intelligent and intuitive, more connected and secure, and more powerful and energy-efficient. Our objective is to be the global leader in feature-rich semiconductor manufacturing—the foundry of choice for the pervasive semiconductor market.
Since our founding in 2009, we have invested over $23 billion in our company to build a global manufacturing footprint with multiple state-of-the-art facilities across three continents, offering customers the flexibility and security their supply chains require. As semiconductor technologies become more complex with advanced integration requirements, we are also able to offer comprehensive, state-of-the-art design solutions and services that provide our customers with a high-quality, cost-effective and faster path to market. We continue to add new ecosystem partners spanning IP, electronic design automation, outsourced assembly and test and design services. Building on an existing library of more than 4,600 IP titles, we currently have more than 800 IP titles in active development across 30 process nodes and more than 30 IP partners.
We focus on feature-rich devices that include digital, analog, mixed-signal, radio frequency (“RF”), ultra-low power and embedded memory solutions that connect, secure and process data, and efficiently power the digital world around us. As the semiconductor and technology industries become more complex, we expect to become an even more vital partner to fabless semiconductor design companies, IDMs and original equipment manufacturers (“OEMs”), bringing their designs to life in physical hardware. Our core technology portfolio includes a range of differentiated technology platforms, including our industry-leading RF SOI solutions, advanced high-performance Fin Field-Effect Transistor (“FinFET”), feature-rich Complementary Metal-Oxide Semiconductor (“CMOS”), our proprietary FDXTM, high-performance Silicon Germanium (“SiGe”) and Gallium Nitride (“GaN”) products and Silicon Photonics (“SiPh”), all of which can be purposely engineered, innovated and designed for a broad set of demanding applications. Customers depend on us for feature-rich solutions based on these differentiated technologies in a growing number of applications that require low power, real-time connectivity and on-board intelligence.
The combination of our highly-differentiated technology and our scaled manufacturing footprint enables us to attract a large share of single-sourced products and LTAs, providing a high degree of revenue visibility and significant operating leverage, resulting in improved financial performance and bottom line growth. As of December 31, 2022, the aggregate remaining long term revenue commitment reflected by these agreements amounted to more than $22 billion, including more than $13 billion during the period from January 2023 through December 2024, and more than $5 billion in advanced payments commitments and capacity reservation fees. These agreements include binding, multi-year, reciprocal annual (and, in some cases, quarterly) minimum purchase and supply commitments with wafer pricing and associated mechanics outlined for the contract term. Through an intense focus on collaboration, we have built deep strategic partnerships with a broad base of more than 250 customers as of December 31, 2022, many of whom are the global leaders in their field.
For the year 2022, our top ten customers, based on wafer shipment volume, included some of the largest semiconductor companies in the world: Advanced Micro Devices, Inc. (“AMD”), Cirrus Logic, Inc. (“Cirrus Logic”), Infineon Technologies AG (“Infineon”), Marvell Technology Inc., MediaTek Inc. (“MediaTek”), NXP Semiconductors N.V. (“NXP”), Qorvo, Inc. (“Qorvo”), Qualcomm Inc. (“Qualcomm”), Samsung Electronics Co., Ltd. (“Samsung”), and Skyworks Solutions, Inc. (“Skyworks”). A key measure of our position as a strategic partner to our customers is the mix of our wafer shipment volume attributable to single-sourced business, which represented approximately 65% of wafer shipment volume in 2022, up from 62% in 2021.

We define single-sourced products as those that we believe can only be manufactured with our technology and cannot be manufactured elsewhere without significant customer redesigns.
In addition to our highly-differentiated technology platforms, our capital-efficient, scaled manufacturing footprint gives us the flexibility and agility to meet the dynamic needs of our customers around the globe, help them mitigate geopolitical risk and provide greater supply chain certainty. We are also one of the most advanced accredited foundry providers to the U.S. DoD and have the ability to extend this high-assurance model to serve commercial customers and to enhance supply chain security and resilience at a time when they are becoming more critical to national and economic security. Since foundry production is concentrated in China and Taiwan, we believe our global manufacturing footprint is a key differentiator that makes us the ideal partner for local and regional government stakeholders at a time when many regions, in particular the United States and Europe, have passed legislation contemplating significant funding to secure and grow their respective domestic semiconductor manufacturing capabilities.
We currently operate four manufacturing sites in the following locations: Dresden, Germany; Singapore; Malta, New York; and Burlington, Vermont. On December 31, 2022 we completed the sale of our East Fishkill (“EFK”) business to ON Semiconductor. With four world-class manufacturing sites on three continents, we provide the scale, technology differentiation and geographic diversification that we believe are critically important to our customers’ success. In 2022, we shipped approximately 2.5 million 300 millimeter (“mm”) equivalent semiconductor wafers.
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
We devote the majority of our R&D efforts to our seven primary differentiated technology platforms:
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
•GaN: Our next-generation GaN on silicon technology will enable a wide range of future power conversion and RF applications. With their unique ability to handle significant heat and power levels, GaN semiconductors are positioned to enable game-changing performance and efficiency in applications including 5G and 6G smartphones, RF wireless infrastructure, electric vehicles, power grids, solar energy, and other technologies.
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

Recent Industry and Market Dynamics

Semiconductor Industry Inventory Correction
In 2022, the semiconductor industry began the year with continued shortages that impacted several end markets. Starting in the first half of 2022, the industry started to experience an excess of inventory across certain end-markets, induced by slowdowns largely driven by a slowing macro-economic environment. This inventory correction by our customers accelerated in the second half of 2022 and is expected to run through at least the first half of 2023.

Government Incentives to Secure Supply
Governments have created bold new incentive programs to fund and secure their local semiconductor manufacturing industries. In the United States, the CHIPS and Science Act of 2022, which was signed into law by the President of the United States of America in August 2022, appropriates $52 billion in funding to the domestic semiconductor industry, with approximately two-thirds directed toward semiconductor manufacturing. The EU has proposed the European Chips Act, which is intended to provide significant funding to strengthen the EU’s semiconductor industry.
Similarly, we believe that foundry customers are increasingly seeking to diversify and secure their semiconductor supply chains, and are looking for foundry partners with manufacturing footprints in Europe, the United States and Asia, outside of China and Taiwan. Fabless companies, IDMs and OEMs increasingly view their foundry relations as highly strategic and are looking to secure long-term capacity contracts by paying to access capacity expansions at their foundry partners. This trend has the potential to help balance the geographical distribution of manufacturing and drive increased long-term visibility and profitability of the foundry industry.

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
Semiconductors are enabling the transformation of other sectors of the economy as well. In particular, the electrification of automobiles, including autonomous driving applications are driving a sharp increase in semiconductor sensors. Semiconductors are increasingly integral to the performance, safety and comfort of vehicles, and we believe the continued electrification of automobiles will only further accelerate this trend.
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

Impact of COVID-19

The COVID-19 pandemic has had significant and unprecedented impacts around the world, including prompting governments and businesses to temporarily close businesses, impose quarantines and shelter-in-place orders and place restrictions on travel.
Today, all of our manufacturing facilities continue to remain open and are operating at normal production levels. We have taken all appropriate measures to ensure a healthy and safe environment.
We continue to closely monitor the business environment for changes and are prepared to adjust capital and operational spending as appropriate.
Key Strengths
We have several distinct advantages that we believe differentiate us from our peers:
•Scaled manufacturing capabilities. In 2022, we shipped approximately 2.5 million 300mm equivalent semiconductor wafers. We believe that our scaled global manufacturing footprint enables our customers to leverage the security of our fabs and ensure a trusted supply of critical semiconductors.
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
•World-class team and focus on sustainability. We have a highly technically proficient, talented and experienced management team of executive officers and key employees with average industry experience of 20 years. We are dedicated to ethical and responsible business practices, the personal and social well-being of our diverse and highly-skilled employee base, and supply chain and environmental stewardship. As of December 31, 2022, we employed approximately 14,000 employees, and approximately 70% of our employees were engineers or technicians.
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
•Expand portfolio of differentiated, feature-rich technologies. We believe that maintaining and enhancing our leadership position in differentiated technologies is critical to attracting and retaining customers, which increasingly rely on specific silicon features to differentiate their products. We will continue to invest in R&D across our seven key technology platforms, which we believe will lead to continued innovation and growth within our addressable market for the foreseeable future.
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
Raw Materials
One of the most important raw materials used in our production processes is silicon wafers, which is the basic raw material from which integrated circuits are made. In recent years, the silicon substrate market has experienced price volatility and supply shortages. The principal suppliers for our wafers are GlobalWafers Singapore Pte. Ltd. (“GlobalWafers”), Shin-Etsu Handotai (“S.E.H.”), Siltronic AG, SK Siltron, Inc., Soitec and Sumco Corporation. In order to secure a reliable and flexible supply of high-quality wafers, we have entered into multiple long-term agreements with the majority of our principal suppliers, the largest of which is Soitec. We have entered into multiple long-term agreements with Soitec across a wide spectrum of SOI products. See also “Item 3. Risk Factors—We rely on a complex silicon supply chain and breakdowns in that chain could affect our ability to produce our products and could materially and adversely affect our results of operations, financial condition, business and prospects.”
Research and Development
We have a strong heritage of innovation, stemming from our roots at AMD, Chartered Semiconductor and IBM, and have built a comprehensive technology portfolio supported by approximately 9,000 worldwide patents. As of December 31, 2022, we had approximately 1,500 employees dedicated to R&D. We have a strong commitment to R&D, and, since our strategic repositioning in 2018, have been able to invest more efficiently, focusing our R&D efforts primarily on delivering a comprehensive and expanded portfolio of highly-differentiated, feature-rich solutions for our customers, including RF, FinFET, feature-rich CMOS, FDXTM, SiGe, GaN and SiPh. Our investments cover a broad range of innovation vectors, including materials and substrates, architecture, integration, services, including packaging, and the development of our ecosystem. We have developed and continue to develop resources that allow our customers to develop innovative products to fuel the global economy. In 2022, 2021 and 2020, we spent $482 million, $478 million and $476 million, respectively, on R&D, which represented 6%, 7% and 10% of our net revenue in each respective year.
Intellectual Property
We rely on IP rights, particularly patents and trade secrets, as well as contractual arrangements, to protect our core process and design enablement technologies and provide our customers with protected technology to enable their mission-critical offerings. On average, we file hundreds of new patent applications annually, and approximately 90% of our filed patent applications have successfully been issued as patents (based on U.S. patent applications filed between 2017 and 2021), which reflects the innovation of our engineers. Following our 2018 pivot to focus on differentiated technologies, our recent patent applications have closely tracked our areas of focus, including RF, FDXTM, SiGe, GaN and SiPh. We file our patent applications in the United States and in key countries such as Taiwan, Korea, China and Germany based on the location of other semiconductor manufacturers or major markets. In addition to patents invented by our engineers, we have also acquired thousands of patents from other leading semiconductor manufacturers, including AMD, Chartered Semiconductor and IBM. We periodically conduct in-depth reviews of our patents and the industry’s manufacturing technologies, and we cull patents having limited or no value, yielding both savings in patent office maintenance fees and a strong, active patent portfolio.
Over the years, we have used our patent portfolio to successfully fend off operating companies seeking to extract patent license fees from us. We have also entered into patent cross-licenses with a number of other leading advanced semiconductor companies, including AMD, Samsung and IBM. These cross-licenses provide us with valuable freedom of operation under patents owned or subsequently divested by such companies. As is the case with many companies in the semiconductor industry, we have from time to time received communications from third parties, in particular, so-called non-practicing entities, asserting patents that allegedly cover certain of our technologies, and we expect to receive similar communications in the future. Some of the patents that others have chosen to assert against us are not valid based on pre-existing prior art, and we have successfully defended ourselves using inter partes review (“IPR”) and other procedures in the U.S. Patent and Trademark Office. Regardless of the validity or the successful assertion of such claims, we could incur significant costs and devote significant management resources to the defense of these claims, which could seriously harm our company. Additionally, many of our agreements with our customers and partners require us to defend such parties against certain IP infringement claims and indemnify them for damages and losses arising from certain intellectual property infringement claims against them. See “Item 3. Key Information—Risk Factors—Intellectual Property—We have been, and may continue to be, subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.”

Environmental, Social and Governance (ESG) Initiatives
We are dedicated to ethical and responsible business practices, the personal and social well-being of our employees, and supply chain and environmental stewardship. ESG is fundamental to our culture and our value proposition to our customers, the communities in which we live and do business, and our full range of global stakeholders.
Employee Safety, Health and Well-being
Our Journey to Zero commitment is the leading theme of our Global Environmental Health and Safety (“EHS”) Policy and Standards, which serves as the foundation of health and safety programs at each of our manufacturing locations. We strive to continuously reduce occupational injuries and illnesses in all of our operations, and aspire to achieve the goal of zero annual incidents. In November 2020, we received the America’s Safest Companies award from EHS Today. Our enterprise-wide health and safety management system is certified to the ISO 45001:2018 standard.
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
Human Capital: Diversity & Inclusion and Talent Development
We believe that our success rests on empowering employees to bring their whole selves to the company and that building a culture of inclusion drives better business outcomes. As a global company, we recognize and value the wide variety of cultural values, traditions, experiences, education and perspectives of our team and communities. We previously established a Diversity & Inclusion office and as of December 31, 2022, we employed a multicultural workforce across three continents, representing more than 83 nationalities across 13 countries. We believe that our culture of inclusion leads to higher levels of belonging, engagement and ultimately, higher-performing teams. We strive to focus on all aspects of the employee lifecycle, including recruitment, retention, professional development, and advancement of diverse talent. As part of this effort, we established our first employee resource group, GLOBALWOMEN, in 2013 to have a positive impact on our business through the enrichment of our female employees. Since then, we have established the Black Resource Affinity Group (“B.R.A.G.”), Globalfamilies, the United States Veteran’s Resource Group (“VRG”), Early Career and Tenure Resource Group, Asian Society for Inclusion and Awareness, Unidos, Pride and Remote Group. Employee driven, our employee resource groups support our diversity and inclusion strategy. We use an annual engagement survey process to help measure employee engagement and our diversity and inclusion strategy progress.
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
C.    Organizational Structure
The following is a chart of our current corporate structure as of December 31, 2022:
* Please refer to Note 28 to our Annual Consolidated Financial Statements for more information on our subsidiaries.

D.    Property, Plant and Equipment
Fab Facilities
In 2022, we shipped approximately 2.5 million 300mm equivalent semiconductor wafers. We currently operate four manufacturing sites in the following locations: Dresden, Germany; Singapore; Malta, New York; and Burlington, Vermont.
Global Footprint
Our focus on highly-differentiated solutions, quality, security and reliability requires world-class manufacturing capabilities. Since our strategic repositioning in 2018, we have shifted focus to digital, analog, mixed-signal and RF technologies, where we believe we can add significant value. We are streamlining and aligning our manufacturing footprint with this priority. Subsequent to the sale of the EFK business, we have four world-class manufacturing sites on three continents, providing the scale, technology differentiation and geographic diversification that we believe are critically important to our customers’ success. On August 4, 2022, we agreed on a Commercial and Cooperation agreement with ST to build a jointly-operated 300mm manufacturing facility in Crolles, France. This facility is targeted to ramp at full capacity by 2026, with up to 620,000 300mm wafers per year production at full build-out. The project is subject to regulatory approvals.
At the end of 2022, excluding the sale of the EFK business, our manufacturing sites currently occupy an aggregate area of approximately 4.3 million square meters. The total clean room space is approximately 199,000 square meters spread across four manufacturing sites.

Location	Site area (sqm)
Malta, New York	976,000
Burlington, Vermont	2,700,000
Dresden, Germany	407,000
Singapore	189,000
Total	4,272,000

Each site is equipped with thousands of highly sophisticated manufacturing equipment and tools. We currently have more than 7,500 tools across all of our fabs. Each site has dedicated power, water, gas and chemical distribution systems.
Our products have applications that span the global markets from mobility to wireless, wired and satellite communication, to automotive, industrial, consumer electronics, to personal computing, data center, to power, power management, photonics and more, with sizes that range from just a few millimeters square to 400 millimeters square, across our seven differentiated technology platforms.

Dresden Facility
Our Dresden facility is one of the largest semiconductor manufacturing sites in Europe, with approximately 650,000 300mm equivalent semiconductor wafers shipped in 2022. The facility occupies an area of approximately 407,000 square meters, with clean room extending over an area of approximately 52,000 square meters, which is home to our CMOS and FDXTM process technologies from 55nm down to the 28/22nm node.
As of December 31, 2022, in Germany and the rest of Europe, we employed approximately 3,500 people.

Singapore Facility
Our Singapore facility is one of the largest semiconductor foundry manufacturing sites in South-east Asia, with approximately 1,060,000 300mm equivalent semiconductor wafers shipped in 2022. The facility occupies an area of approximately 189,000 square meters, with clean room extending over an area of approximately 60,000 square meters, which is home to process technology of 40nm to 0.6 micrometer (“µm”).
As of December 31, 2022, we employed approximately 3,900 people in Singapore, which we believe makes us one of the largest semiconductor-related employer and the largest foundry employer in the country.

Malta, New York Facility
Our Malta, New York facility is the largest and most advanced 300mm pure-play foundry site in the United States, with approximately 390,000 300mm equivalent semiconductor wafers shipped in 2022. The facility occupies an area of approximately 976,000 square meters, with clean room extending over an area of approximately 42,600 square meters, which is home to our FinFET process technology at the 14nm and 12nm nodes. We believe that our Malta facility is the most advanced ITAR-compliant semiconductor manufacturing facility of its kind in the world.
As of December 31, 2022, we employed approximately 2,500 people in Malta, which we believe makes the facility one of the largest manufacturing employers in the area.

Burlington, Vermont Facility
Our Burlington, Vermont facility is the largest 200mm pure-play foundry site in the United States with approximately 231,000 300mm equivalent semiconductor wafers shipped in 2022. The facility occupies an area of approximately 2.7 million square meters, with clean room extending over an area of approximately 44,000 square meters, which is home to most of our RF process technologies from 180nm and 90nm node. Our Burlington facility is an accredited member of the DoD’s Trusted Foundry Program.
As of December 31, 2022 we employed approximately 2,000 people in the State of Vermont, which makes us one of the largest private-sector employers in the state.

The following table describes each of our core manufacturing facilities as of December 31, 2022:
Our Global Manufacturing Footprint

	Wafer Size (mm)	2022 Shipments (kwpa, 300mm equivalent)
Malta, New York	300	~390
Burlington, Vermont	200	~231
Dresden, Germany	300	~650
East Fishkill, New York(1)	300	~140
Singapore(2)	300, 200	~1060
____________
(1)On December 31, 2022, we completed the sale of the EFK business.
(2)Excludes Fab 7 Module 7H 450 kwpa.

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
On June 22, 2021, we announced fab expansion plans in Singapore, with the addition of Module 7H, an extension of our existing 300mm Fab 7 operations. In 2022, we made significant progress towards the completion of Module 7H, investing approximately $4 billion to build and fit out the new module. We expect to begin production in 2023. This expansion is funded in part by the Singapore Economic Development Board (“EDB”) in the form of long-term developmental loans and grants. Once fully ramped, we anticipate having an additional 450,000 wafers of 300mm capacity.
On July 19, 2021, we announced fab expansion plans in Malta, New York, including the construction of a new fab on the same campus. We expect to invest approximately $1.0 billion in capital investments to expand the capacity of the existing fab by approximately 150,000 wafers per year, to be followed by the construction of an additional fab that we expect to double existing capacity. We are planning to fund the expansion through private/public partnerships in the United States.
On August 4, 2022, we agreed on a Commercial and Cooperation agreement with ST to build a jointly-operated 300mm manufacturing facility adjacent to ST’s existing 300mm facility in Crolles, France. This facility is targeted to ramp to 620,000 300mm wafers per year production at full build-out. The project remains subject to regulatory approvals.

ITEM 4A.    UNRESOLVED STAFF COMMENTS
None.

ITEM 5.    OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
You should read the following discussion and analysis together with our consolidated financial statements, including the related notes, set forth beginning on page F-1.
A discussion of the changes in our results between the years ended December 31, 2020 and 2021, has been omitted from this GlobalFoundries 2022 Form 20-F (see “Item 5: "Operating and Financial Review and Prospects—A. Operating Results” and “Item 5. Operating and Financial Reviews and Prospects—B. Liquidity and Capital Resources”), of the GlobalFoundries 2021 Form 20-F for the year ended December 31, 2021, filed with the SEC on March 31, 2022, which is available on the SEC’s website at www.sec.gov and our website at https://gf.com/.

Executive Overview and Other Recent Events
GlobalFoundries is one of the world’s leading semiconductor foundries. We manufacture complex, feature-rich integrated circuits (“ICs”) that enable billions of electronic devices that are pervasive throughout nearly every sector of the global economy. With our specialized foundry manufacturing processes, a library consisting of thousands of IP titles, and differentiated transistor and device technology, we serve a broad range of customers, including the global leaders in IC design, and provide optimized solutions for the function, performance and power requirements of critical applications driving key secular growth end markets.
The combination of our highly-differentiated technology and our scaled manufacturing footprint enables us to attract a large share of single-sourced products and LTAs, providing improved revenue visibility and significant operating leverage, resulting in improved financial performance. As of December 31, 2022, the aggregate remaining long term revenue commitment reflected by these agreements amounted to more than $22 billion, including approximately $13 billion during the period from January 2023 through December 2024, and more than $5 billion in advanced payments and capacity reservation fees, These agreements include binding, multi-year, reciprocal annual (and, in some cases, quarterly) minimum purchase and supply commitments with wafer pricing and associated mechanics outlined for the contract term. Through an intense focus on collaboration, we have built deep strategic partnerships with a broad base of more than 250 customers as of December 31, 2022, many of whom are the global leaders in their field.
The principal source of our revenue is wafer fabrication and sales of finished semiconductor wafers, which accounted for approximately 94% of our net revenue in 2022. The rest of our net revenue was mainly derived from photomask manufacturing, sourcing services and pre-fab manufacturing services.
The semiconductor industry is susceptible to uncertain economic conditions that could impact demand. We remain cautious regarding the macroeconomic headwinds facing our industry in the first half of 2023. We continue to implement a long-term partnership-driven model with our industry, which is driving improved visibility for our business through this period of uncertainty.
Components of Results of Operations

Net Revenue
We generate the majority of our revenue from volume production and sales of finished semiconductor wafers, which are priced on a per-wafer basis for the applicable design. We also generate revenue from pre-fabrication services such as rendering of non-recurring engineering (“NRE”) services, mask production and pre-fabrication services such as bump, test, and packaging. Pricing is typically agreed prior to production and then updated based on subsequent period negotiations.
We recognize the vast majority of our revenue upon shipment of finished wafers to our customers. Prior to 2020, we recognized wafer revenue primarily on a Percentage-of-Completion basis. In 2020, the majority of our customers contractual terms were amended in a manner that resulted in moving to recognizing revenue on a Wafer Shipment basis. This resulted in a one-time, non-recurring reduction in net revenue recognized in 2020.

Cost of Revenue
Cost of revenue consists primarily of material expenses, depreciation and amortization, employee-related expenses, facility costs and costs of fixed assets, including maintenance and spare parts. Material expenses primarily include the costs of raw wafers, test wafers, photomasks, resists, process gases, process chemicals, other operating supplies and external service costs for wafer manufacturing. Costs related to NRE services are also included within the cost of revenue. As it pertains to inflation and inflationary-headwinds we are facing within our business, we have experienced an increase in costs for materials and energy in the current period, and we expect these increases to continue to have an adverse impact on our financial results of operations, while these economic conditions persist.
Depreciation and amortization charges primarily include the depreciation of clean room production equipment. Employee-related expenses primarily include employee wages and salaries, social security contributions and benefit costs for operators, maintenance technicians, process engineers, supply chain, IT production, yield improvement and health and safety roles. Facility costs primarily consist of the costs of electricity, water and other utilities and services.

Operating Expenses
Our operating expenses consist of R&D, selling, general and administrative expenses, and restructuring charges. Personnel costs are the most significant component of our operating expenses and consist of salaries, benefits, bonuses, share-based compensation, and commissions.

Research and Development (“R&D”)
Our R&D efforts are focused on developing highly-differentiated process technologies and solutions. As part of our strategic repositioning, we shifted our R&D efforts to focus on technologies where we can deliver highly-differentiated solutions and discontinued our R&D-intensive single-digit node program. Our R&D expense includes personnel costs, material costs, software license and intellectual property expenses, facility costs, supplies, professional and consulting fees, and depreciation on equipment used in R&D activities. Our development roadmap includes new platform investments, platform features and extensions, and investments in emerging technology capabilities and solutions. We expense R&D costs as incurred. We believe that continued investment in our technology portfolio is important for our future growth and acquisition of new customers. We expect our R&D expense as a percentage of revenue to moderately decline over time as revenue increases.

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
Since we became a publicly-traded company in October 2021, we have and will continue to incur increased audit, accounting, legal, information technology, regulatory, compliance, director and officer insurance costs as well as investor and public relations expenses associated with operating as a public company.

Restructuring Charges
We incur restructuring charges related to a reduction in our global workforce, reduction in leased workspace and engaging consultants for strategic support.

Other Operating Charges

Finance Income
Finance income consists primarily of income related to investing activities.

Finance Expenses
Finance expenses consists primarily of interest on borrowings, amortization of debt issuance costs under our term loans, revolving credit facility, finance leases and the other credit facilities we maintain with various financial institutions.

Gain on Sale of a Business
Gain on sale of a business relates to the sale of the EFK business in December 2022.

Other Income (Expense), net
Other income (expense), net consists of one-time gains and losses and other miscellaneous income and expense items unrelated to our core operations. Included are tool sales to third party, as well as gains and losses relating to hedging activities.

Income Tax Expense
Income tax expense consists primarily of income taxes in certain foreign jurisdictions in which we conduct business, which mainly include Germany, Singapore and U.S. federal and state income taxes.

The following discussion covers items for and a comparison between the years ended December 31, 2022 and 2021.
A.Operating Results
The following table sets forth our consolidated statements of operations data for the periods indicated:

	For the year ended December 31,
	2022	2021

	(in millions)
Net revenue	$8,108	$6,585
Cost of revenue (1)	5,869	5,572
Gross profit	2,239	1,013
Operating expenses
Research and development(1)	482	478
Selling, general and administrative(1)	496	595
Restructuring charges	94	—
Operating expenses	1,072	1,073
Income (Loss) from operations	1,167	(60)
Finance income	51	6
Finance expenses	(111)	(114)
Gain on sale of the EFK business	403	—
Other income (expense), net	22	(8)
Income (Loss) before income taxes	1,532	(176)
Income tax expense	(86)	(78)
Net income (loss)	1,446	(254)
(1)Includes share-based compensation expense as follows:

	For the year ended December 31,
(in millions)	2022	2021

Cost of revenue	$64	$55
Research and development	$27	$22
Selling, general and administrative	$92	$151

Comparison of Years Ended December 31, 2022 and December 31, 2021

Net Revenue

(in millions)	Year ended December 31,		2022 vs 2021	2022 vs 2021
	2022	2021	Change	% Change

Net revenue	$8,108	$6,585	$1,523	23.1%

Net revenue increased by $1,523 million, or 23.1%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase was primarily a result of higher wafer shipment volumes and ASPs. For the year ended December 31, 2022, wafer shipments were approximately 2.5 million (300mm equivalent), a 4.1% increase from the prior year. ASP per wafer increased 17% year over year, driven by ramping long-term customer agreements with better pricing, and continued improvement in product mix.

Cost of Revenue

(in millions)	Year ended December 31,		2022 vs 2021	2022 vs 2021
	2022	2021	Change	% Change

Cost of revenue	$5,869	$5,572	$297	5.3%
Gross margin %	27.6%	15.4%		+1,220bps

Cost of revenue increased by $297 million, or 5.3%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The year-over-year change was driven by $9 million increase in share-based compensation, 4.1% increase in wafer shipments partially offset by increased fixed cost absorption from higher factory utilization.
Our improvement in gross margin to 27.6% for the year ended December 31, 2022 from 15.4% for the year ended December 31, 2021 was largely attributable to higher ASPs and a better product mix.

Research and Development Expenses

(in millions)	Year ended December 31,		2022 vs 2021	2022 vs 2021
	2022	2021	Change	% Change

Research and development expenses	$482	$478	$4	0.8%
As a % of revenue	5.9%	7.3%

Research and development expenses increased by $4 million, or 0.8%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The year-over-year change was primarily driven by a $14 million increase in R&D technology portfolio investments, $5 million increase in share-based compensation and employee-related expenses, partially offset by $14 million reduction in R&D pre-production costs.

Selling, General and Administrative Expenses

(in millions)	Year ended December 31,		2022 vs 2021	2022 vs 2021
	2022	2021	Change	% Change

Selling, general and administrative expenses	$496	$595	$(99)	(16.6)%
As a % of revenue	6.1%	9.0%

Selling, general and administrative expenses decreased by $99 million, or 16.6%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The decrease was primarily driven by a $73 million reduction in employee-related expenses, which was impacted by restructuring activities and lower share-based compensation of $59 million. This was offset by a $38 million increase in professional services associated with operating as a public company.

Restructuring Charges

(in millions)	Year ended December 31,		2022 vs 2021	2022 vs 2021
	2022	2021	Change	% Change

Restructuring charges	$94	$—	$94	NM

Restructuring charges were $94 million for the year ended December 31, 2022. In the fourth quarter 2022, the Company communicated and implemented a restructuring plan, which included charges related to a reduction in our global workforce, reduction in leased workspace and engaging consultants for strategic support.

Finance income

	Year ended December 31,		2022 vs 2021	2022 vs 2021
(in millions)	2022	2021	Change	% Change

Finance Income	$51	$6	$45.00	NM
Finance income increased by $45 million for the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase was primarily driven by higher interest income generated from money market funds and investments in marketable securities.

Finance expense

(in millions)	Year ended December 31,		2022 vs 2021	2022 vs 2021
	2022	2021	Change	% Change

Finance expenses	$(111)	$(114)	$3	(2.6)%

Finance expenses decreased by $3 million, or 2.6%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This decrease was primarily a result of lower interest expense driven by the maturity of higher interest rate loans over the course of the year.
Gain on the sale of a business

(in millions)	Year ended December 31,		2022 vs 2021	2022 vs 2021
	2022	2021	Change	% Change

Gain on sale of a business	$403	$—	$403	NM
Gain on the sale of a business was $403 million for the year ended December 31, 2022, as we completed the sale of the EFK business in 2022.

Other Income (expense), net

(in millions)	Year ended December 31,		2022 vs 2021	2022 vs 2021
	2022	2021	Change	% Change

Other income (expense), net	$22	$(8)	$30	NM

Other income (expense), net increased by $30 million for the year ended December 31, 2022, compared to the year ended December 31, 2021. The year-over-year change is primarily attributable to a $34 million provision for settlement with our previous joint venture in China in 2021, approximately $38 million due to hedging activities in 2022, offset by $40 million increase in tool sales to third parties.

Income tax expense

(in millions)	Year ended December 31,		2022 vs 2021	2022 vs 2021
	2022	2021	Change	% Change

Income tax expense	$(86)	$(78)	$(8)	10.3%

Income tax expense increased by $8 million, or 10.3% for the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase is primarily the result of $16 million in additional withholding tax, offset by an $8 million reduction in tax expense due to a change in the mix of taxable income in jurisdictions with lower tax rates.
B.Liquidity and Capital Resources

We have financed operations primarily through cash and cash equivalents, marketable securities, as well as cash generated from our business operations, including prepayments under LTAs, debt and government funding. As of December 31, 2022, our cash and cash equivalents and marketable securities balances of $3,346 million included $2,352 million of cash and cash equivalents and $994 million of marketable securities. As of December 31, 2021, our principal source of liquidity was our cash balance of $2,939 million.
As of December 31, 2022 and 2021, we had an undrawn revolving credit facility of $1,000 million. In addition to our available revolvers, we had $2,511 million and $2,013 million of debt outstanding as of December 31, 2022, and 2021, respectively, which was primarily comprised of multiple term loans in various currencies. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount we receive from customers, the timing and extent of spending to support development efforts, the introduction of new and enhanced products and solutions, and the continuing market adoption of our platform. We may from time to time seek to raise additional capital to support our growth. As of December 31, 2022, we believe that our existing cash, cash equivalents, investment in marketable securities, credit under our revolving credit facility, and expected cash generated from operations are sufficient to meet our capital requirements.
The following table shows a summary of our term loan facilities, other debt facilities, which consist primarily of equipment financing and our committed undrawn revolvers.

	For the year ended December 31,
	2022	2021
	(in millions)
Term loan facilities	$1,456	$1,603
Other debt facilities	1,055	410
Revolvers and letters of credit	1,012	1,009
We entered into loan facilities with Mubadala during the period 2012 to 2016 (collectively, the “Shareholder Loans”). The Shareholder Loans were non-interest bearing and principal repayment, in whole or in part, was entirely at our discretion. The Shareholder Loans had no maturity date. Further, there were no contingent settlements in the agreements. Since the

Shareholder Loans did not contain any contractual obligations to deliver cash, but rather allowed us to make repayment at our absolute discretion and further prohibited Mubadala from demanding repayment, we classified the Shareholder Loans as equity within the consolidated financial statements. On October 1, 2021, our board approved an agreement with Mubadala to convert the previously outstanding $10.1 billion of the Shareholder Loan balance into additional paid-in-capital (the “Conversion”). The Conversion did not have an impact on shares outstanding or have any dilutive effects, as no additional shares were issued.
Government grants are also a source of capital. Those grants are primarily provided in connection with construction and operation of our wafer manufacturing facilities, employment and R&D. For the years ended December 31, 2022, 2021 and 2020, we received $93 million, $83 million and $312 million, respectively, in proceeds from government grants. The change in grants relates primarily to the wind down of historical grant programs in New York and Dresden.
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
Cash Flows
The following table shows a summary of our cash flows for the periods presented:

	Years Ended December 31,
	2022	2021
	(in millions)
Cash provided by operating activities	$2,624	$2,839
Cash used in investing activities	$(4,058)	$(1,450)
Cash provided by financing activities	$842	$650
Effect of exchange rate changes on cash and cash equivalents	$5	$(8)
Net increase (decrease) in cash and cash equivalents	$(587)	$2,031
Operating Activities
Cash provided by operating activities for the year ended December 31, 2022 of $2,624 million was primarily related to a higher net income of $1,446 million, adjusted primarily for $1,623 million of depreciation and amortization of intangible assets. Other significant adjustments for the period include $181 million of share-based compensation expense as well as $403 million gain from the sale of EFK. Unfavorable changes in working capital of $166 million included an increase in inventory of $261 million offset by an increase in trade and other payables of $60 million and a decrease in receivables and other assets of $35 million.

Investing Activities
Cash used in investing activities was $4,058 million for the year ended December 31, 2022, compared to cash used in investing activities of $1,450 million for the year ended December 31, 2021, reflecting a $2,608 million increase. The year-over-year change was primarily attributable to an increase in purchases of property, plant, equipment and intangibles of $1,292 million, principally associated with activities to expand capacity within certain of our fabrication facilities and net purchases of marketable securities of $996 million and reduced proceeds from the sale of property, plant, equipment and intangible assets of $283 million.
Financing Activities
Cash provided by financing activities were $842 million for the year ended December 31, 2022, compared to $650 million for the year ended December 31, 2021 reflecting a $192 million increase. The year-over-year changes were primarily due to shareholder loan repayments in 2021 which did not happen in 2022, debt and finance lease obligations of $1,138 million and increased proceeds from borrowings of $354 million, partially offset by reduced proceeds for the issuance of equity of $1,276 million.
Contractual Obligations
As of December 31, 2022, we had $6,361 million of unconditional purchase commitments, $2,774 million of which related to contracts for capital expenditures, and $3,587 million of contracts related to operating expenditures. Of the total balance as of December 31, 2022, $2,732 million is due within the next 12 months. See Note 26 to our Annual Consolidated Financial Statements for additional details.
C.Research and Development, Patents and Licenses
Refer to “Item 4. Information on the Company”, for discussion on our research and development, and intellectual property.
D.Trend information
Our financial condition and results of operations have been, and will continue to be, affected by numerous factors and trends, including the following:

Global Demand for Semiconductor Products
Demand for our products is dependent on market conditions in the end markets in which our customers operate, which are generally subject to seasonality, as well as cyclical and competitive conditions. Additionally, we derive a portion of our net revenue from sales to customers that purchase large volumes of our products. Customers generally provide periodic forecasts of their requirements, but these forecasts do not commit such customers to minimum purchases except when long-term contracts are in place.
The semiconductor industry is susceptible to uncertain economic conditions that could impact demand. We remain cautious regarding the macroeconomic headwinds facing our industry in the first half of 2023. We continue to implement a long-term partnership-driven model with our industry, which is driving improved visibility for our business through this period of uncertainty.

Increasing Design Wins with New and Existing Customers
We believe that we provide highly-differentiated solutions that enable our customers to innovate and deliver exceptional products to the marketplace. A key measure of our success is customer design wins, and as our number of design wins has increased, our customer base has become larger and more diverse, having grown from only one customer, AMD, in 2009, to a global base of more than 250 customers as of December 31, 2022. As design wins for our highly-differentiated solutions are put into production we expect to obtain premium ASP for those solutions. We define a design win as the successful completion of the evaluation stage, where a customer has assessed our technology solution, verified that it meets its requirements, qualified it for their products and confirmed to us their selection.

Increasing Single-sourced Revenue Mix
We manufacture products based on a combination of our own technologies and our customers’ IP, resulting in a significant number of products that can only be sourced from us. Our sales and marketing strategy centers on deepening relationships with top customers and investing in technologies to become their single-source supplier for mission-critical applications. We believe a key measure of our success as a differentiated technology partner to our customers is the mix of our wafer shipment volume attributable to single-sourced business, which represented approximately 65% of wafer shipment volume in 2022, up from 62% in 2021. We define single-sourced products as those that we believe can only be manufactured with our technology and cannot be manufactured elsewhere without significant customer redesigns.

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

Long Term Agreements.
We have entered into multiple LTAs with leading companies in the industry. Many of these contracts include customer advanced payments and capacity reservation fees in order to secure future supply. We have approximately $22 billion in aggregate lifetime revenue commitment, as of December 31, 2022. These revenue commitments provide significant visibility for us with regard to future revenue.

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
Our average shipment utilization rate across our 300mm fabs was 103% and 106% for the years ended December 31, 2022 and 2021, respectively. Factors affecting shipment utilization rates include efficiency in production facilities, complexity and mix of wafer types ordered by customers, including the impact of export controls and other regulatory changes affecting customers and competitors. Our production capacity is determined based on the capacity ratings of the equipment in the fab, adjusted for expected down time due to set up for production runs and maintenance and R&D. In 2022, we exceeded our production capacity in order to meet customer demand; this was largely achieved through a continuous improvement focus on the overall efficiency and productivity of our manufacturing operations.

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
Revenue Recognition
We recognize revenue when control of the promised goods or services is transferred to customers for an amount that reflects the consideration that we expect to receive in exchange for those goods or services. Generally, our customers obtain control at the point of shipment from our facilities for wafers, and over time for pre-fabrication services such as non-recurring engineering services and mask production based on a percentage of costs incurred over total expected costs. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore excluded from revenue in the consolidated statements of operations and comprehensive income (loss). We recognized the costs and revenue when we satisfy our performance obligations to customers upon transfer of control of promised goods and services.
Revenue is reduced for estimated sales returns and allowances based on historical experience having determined that a significant reversal in the amount of cumulative revenue recognized is not probable to occur. We recognize refund liabilities for estimated sales returns and allowances based on the customer complaints, historical experience and other known factors.
We recognize accounts receivable when we transfer control of the goods or services to customers and have a right to an amount of consideration that is unconditional. Such accounts receivable are short term and do not contain a significant financing component. For certain contracts that do not provide us unconditional rights to the consideration, and the transfer of controls of the goods or services has been satisfied, we recognize contract assets and revenue. We account for consideration received from customers prior to having satisfied our performance obligations as contract liabilities which are transferred to revenue after the performance obligations are satisfied. This includes upfront non-refundable capacity access fees under certain long-term supply agreements with customers which are accounted for as additional wafer price considerations and recognized as revenue upon satisfaction of performance obligations for wafers over the expected term of the agreements.
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
Realization of Deferred Income Tax Assets
When we have temporary differences in the amount of tax expenses recorded for tax purposes and financial reporting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We generally recognize deferred tax assets to the extent that it is probable that sufficient taxable income will be available in the future to utilize such assets. We record the income tax benefit or expense when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the temporary differences may be utilized. Specifically, the realization of deferred income tax assets is impacted by our expected future revenue growth and profitability, tax holidays and the amount of tax credits that can be utilized within the statutory period. In determining the amount of deferred tax assets as of December 31, 2022 and 2021, we considered past performance, the general outlook of the semiconductor industry, business conditions, future taxable income and prudent and feasible tax planning strategies.
Because the determination of the amount of deferred tax assets that can be realized is based, in part, on our forecast of future profitability, it is inherently uncertain and subjective. Changes in market conditions and our assumptions may cause the actual future profitability to differ materially from our current expectation, which may require us to increase or decrease the deferred tax assets that we have recorded. As of December 31, 2022 and 2021, deferred tax assets were $292 million and $353 million, respectively. The deferred tax assets recorded are primarily in Singapore, with significant unrecognized deferred tax assets in the United States and Germany.
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
Share-Based Compensation
We measure and recognize share-based compensation expense based on the fair value of stock options and other equity awards on the date of the grant. We estimate the options’ fair value at the date of grant using the Black-Scholes option pricing model and Monte Carlo simulation model for Performance Share Units (“PSUs”). Both models require management to make certain assumptions of future expectations based on historical and current data. The assumptions include the expected term of the awards, expected volatility, dividend yield, and risk-free interest rate. The expected term represents the amount of time that awards granted are expected to be outstanding, based on forecasted exercise behavior at the time of valuation. The risk-free rate used for the option awards is based on the rate at grant date of zero-coupon U.S. Treasury notes with a term comparable to the expected term of the options. For PSUs, the risk-free rate is based on the continuous U.S. Treasury rate, commensurate with the remaining term of the PSUs. We estimate expected volatility based on the historical volatility of comparable public entities’ share price from the same industry. We base our dividend yield on forecasted expected payments, which we expect to be zero for the immediate future. We recognize compensation expense over the vesting period of the options and performance period of the PSUs on a graded attribution basis, and we estimate forfeitures.
We will continue to use judgment in evaluating the assumptions related to our share-based compensation on a prospective basis. As we continue to accumulate additional data related to our ordinary shares, we may have refinements to our estimates, which could materially impact our future share-based compensation expense.
See Note 29 to our Annual Consolidated Financial Statements for more information.
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
Safe Harbor
See “Cautionary Statement Regarding Forward-Looking Information”.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth information for our executive officers and directors as of the date of this Annual Report:

Name	Age	Title

Executive Officers
Dr. Thomas Caulfield	64	President and Chief Executive Officer, Board Director
David Reeder	48	Chief Financial Officer
Kay Chai (KC) Ang	64	Chief Manufacturing Officer
Saam Azar	46	General Counsel
Juan Cordovez	44	Chief Commercial Officer
Pradheepa Raman	42	Chief People Officer
Board of Directors
Ahmed Yahia	50	Chairman
Dr. Thomas Caulfield	64	President and Chief Executive Officer, Board Director
Ahmed Saeed Al Calily	49	Board Director
Tim Breen	45	Board Director
Glenda Dorchak	68	Board Director
Martin L. Edelman	81	Board Director
David Kerko	50	Lead Independent Director
Jack Lazar	57	Board Director
Elissa E. Murphy	54	Board Director
Carlos Obeid	58	Board Director
Bobby Yerramilli-Rao	56	Board Director
Executive Officers
Dr. Thomas Caulfield is the President and Chief Executive Officer (“CEO”) of GF and was elected to the board of directors in March 2018. Dr. Caulfield joined the Company in May 2014 as Senior Vice President and General Manager of the Company’s Fab 8 semiconductor wafer manufacturing facility in Malta, NY, where he led operations, expansion and the ramp-up of semiconductor manufacturing production, and the process development organization. Dr. Caulfield has an extensive career spanning engineering, executive management and global operational leadership with leading technology companies. Prior to joining GF, Dr. Caulfield served as President and Chief Operations Officer (“COO”) at Soraa from May 2012 to May 2014, the world’s leading developer of GaN on GaNTM (gallium nitride on gallium nitride) solid-state lighting technology. Before Soraa, Dr. Caulfield served as President and COO of Ausra from 2009 to 2010, a leading provider of large-scale concentrated solar power solutions for electrical power generation and industrial steam production. Prior to leading at Ausra, Dr. Caulfield served as Executive Vice President of Sales, Marketing and Customer Service at Novellus Systems, Inc. Before that, Dr. Caulfield spent 17 years at IBM in a variety of senior leadership roles, ultimately serving as Vice President of 300mm semiconductor operations for IBM’s Microelectronics division, leading its wafer fabrication and R&D operations in East Fishkill, NY. He currently serves as a member of the board of directors for Western Digital Corporation. Dr. Caulfield earned a Bachelor of Science in Physics from St. Lawrence University before entering Columbia University’s Fu Foundation School of Engineering and Applied Science, where he earned both his Bachelor and Master of Science in Materials Science and Engineering as well as a Doctorate in Materials Science and Engineering. Dr. Caulfield

was also a postdoctoral fellow at Columbia’s Engineering Center for Strategic Materials.
David Reeder is Chief Financial Officer (“CFO”) of GF, responsible for the Company’s financial strategy and leading the global financial, information technology, supply chain and procurement organizations. He joined GF in August 2020 and has extensive experience in the semiconductor industry and other fields. Previously, he was Chief Executive Officer for Tower Hill Insurance Group from 2017 to 2020. Prior to that, he was President and CEO for Lexmark International, Inc. from 2015 to 2017. Earlier in his career, Mr. Reeder was CFO at Electronics for Imaging from 2014 to 2015 and Cisco’s Enterprise Networking Division from 2012 to 2014, and held executive positions at Broadcom and Texas Instruments. Mr. Reeder currently serves as a member of the board of directors of the National Action Council for Minorities in Engineering and previously served as a member of the Audit Committee for Milacron Holdings Corp. He holds a Bachelor of Science degree in Chemical Engineering from University of Arkansas and a Master of Business Administration degree from Southern Methodist University.
Kay Chai (KC) Ang is Chief Manufacturing Officer for GF, a position he was appointed to in 2022. Mr. Ang joined GF in July 2009 and has served in a variety of senior leadership roles for the Company including head of all of our Singapore operations from 2012 to 2020 and as head of the Fab 1 manufacturing facility, customer engineering and corporate quality organizations. Mr. Ang has more than 30 years of foundry industry experience with a proven track record in manufacturing operations, fab start-up, and technology transfer. Prior to joining the company, he held senior leadership positions at Chartered Semiconductor Manufacturing from 1988 to 2009, including Senior Vice President of Sales and Marketing with responsibility for global sales, marketing, services, customer support and regional business operations, and Senior Vice President of Fab Operations, with responsibility for manufacturing strategy and operational excellence. He is also the SEMI Southeast Asia Regional Advisory Chairman and the Board Advisor to Singapore Semiconductor Industry Association. Mr. Ang holds a bachelor’s degree in Mechanical Engineering from National Taiwan University and a master’s degree in Engineering from University of Texas.
Saam Azar is General Counsel for GF since January 2017. He oversees all legal, compliance, government relations, environmental health security and safety matters worldwide, including GF’s ESG program. Mr. Azar also serves as Secretary to the GF board of directors and has been involved with the Company since its founding in 2009. From 2006 to 2017, Mr. Azar has also served in various roles for GF’s majority shareholder, Mubadala Investment Company, as a senior member of the Legal & Compliance Unit, working primarily on complex, cross border partnerships. Prior to Mubadala, he worked as a corporate associate at the international law firm of Cleary Gottlieb in New York, where he supported numerous corporate transactions with an emphasis on debt and equity capital markets. Mr. Azar holds a J.D. from New York University School of Law and a Bachelor of Science degree in Civil and Environmental Engineering from Duke University.
Juan Cordovez is Chief Commercial Officer at GF since 2022, responsible for the end-to-end customer journey across business development, customer technical delivery and management of strategic partnerships. Mr. Cordovez also oversees customer solutions, tape operations, commercial strategy, and commercial operations. Prior to his current role, Mr. Cordovez was Senior Vice President of Global Sales. Before being appointed to that position, he led GF’s EMEA and later APAC sales from 2016 to 2019. Prior to that, Mr. Cordovez led GF’s Customer Design Enablement Team including the PDK, device modeling and field applications engineering teams from 2013 to 2016. Prior to joining GF, Mr. Cordovez was founder and Vice President of Sentinel IC Technologies from 2008 to 2013 and Manager of Design Enablement at Jazz Semiconductor from 2002 to 2008. He holds a Master of Science degree in Electrical and Computer Engineering from the University of California, Irvine.
Pradheepa Raman is Chief People Officer at GF since September 2022 and has global responsibility for GF’s human resources practice areas including talent acquisition, development and retention, creation and delivery of people solutions, total rewards, organizational development and expanding on GF’s culture of innovation, diversity, inclusion and safety. Prior to joining GF, Ms. Raman was Global Head of Human Resources and Chief Transformation Officer for the Global Tools & Storage business unit of Stanley Black & Decker, where she led a comprehensive effort to deliver a best-in-class employee experience, built organizational resiliency through skills and leadership development, and helped enable business growth and innovation across the business unit. Before holding that position, she was the Chief Talent Officer for Stanley Black & Decker and held senior human resource positions at Samsung Electronics America and Avaya. Ms. Raman holds a bachelor’s degree in Electronics and Communication Engineering from Anna University in Tamil Nadu, India, and a master’s degree in Human Resources Management from Rutgers in New Jersey.
Board of Directors
Ahmed Yahia was elected to the board of directors as Chairman in December 2013. Mr. Yahia is currently the Chief Executive Officer, Direct Investments at Mubadala Investment Company with oversight of the Energy, Technology, Life Sciences, Consumer, Industrial & Business Services and Financial Services portfolios. Mr. Yahia is also a member of Mubadala's Investment Committee, which develops Mubadala's investment policies and reviews proposed projects. He is also a member of Mubadala's Investment & Business Planning Committee, which approves transactions within certain financial thresholds in addition to overseeing Mubadala’s consolidated business planning and performance monitoring processes. Prior to joining Mubadala, Mr. Yahia was a Partner at McKinsey & Company, where he co-led the Principal Investor practice and was also the Managing Partner of the Abu Dhabi practice. He was formerly a Marketing Manager at Procter & Gamble, where he led several flagship brands. He also serves as the Chairman of the board of directors of Compañía Española de Petróleos (“Cepsa”), and of NOVA Chemicals, and is a member of the board of directors of Abu Dhabi Investment Council (“ADIC”), Mubadala Capital, PCI Pharma Services and Emirates Global Aluminium. Previously, Mr. Yahia served as a board member for AMD from 2012 to 2019. He holds a Bachelor of Science in Industrial Engineering from École Centrale Paris and a Master of Science in Mechanical Engineering/Product Strategy from the Massachusetts Institute of Technology. Mr. Yahia is an independent, non-executive director pursuant to applicable Nasdaq rules.
Dr. Thomas Caulfield is the President and Chief Executive Officer (CEO) of GF and was elected to the board of directors in March 2018. Please see above under “Executive Officers” for a description of the business experience of Dr. Caulfield.
Ahmed Saeed Al Calily was elected to the board of directors in March 2018. Mr. Al Calily is the Chief Strategy & Risk Officer for Mubadala Investment Company “(Mubadala”) with oversight over portfolio strategy, enterprise risk management, and responsible investing. Prior to that, Mr. Al Calily was the Chief Executive Officer of Energy at Mubadala, where he oversaw the company’s energy assets. Prior to re-joining Mubadala, Mr. Al Calily was director general of the Abu Dhabi Technology Development Committee and Chief Executive Officer and managing director of the Abu Dhabi Ports Company. Mr. Al Calily also served as deputy director of the infrastructure and services unit at Mubadala. He currently serves as a member of the board of directors at Abu Dhabi Future Energy Company (“Masdar”), Abu Dhabi Investment Council (“ADIC”), Cleveland Clinic Abu Dhabi LLC (“CCAD”), Mubadala Capital and Emirates Global Aluminum (“EGA”). Mr. Al Calily holds a bachelor’s degree in Economics and Political Science from Boston University. Mr. Al Calily is an independent, non-executive director pursuant to applicable Nasdaq rules.
Tim Breen was elected to the board of directors in January 2018. Mr. Breen also currently serves as senior advisor to the CEO of GF. In 2020, he served as Executive Vice President of Strategy and Business Performance and as senior counselor to the Chief Executive Officer. Prior to that, he served as the Executive Vice President of Strategy and Business Transformation from 2018 to August 2020. He is currently a member of the senior leadership team of Mubadala Investment Company and head of its New York Office, responsible for the firm’s direct investments in the technology and consumer sectors and serves on the board of directors of a number of Mubadala’s North American investments, including NOVA Chemicals. Prior to joining Mubadala, Mr. Breen was a Partner with McKinsey in Abu Dhabi. He holds a Master of Business Administration degree from London Business School.
Glenda Dorchak was elected to the board of directors in June 2019. Ms. Dorchak spent over thirty years in operational leadership roles in the technology industry, most recently as Executive Vice President and General Manager of Global Business with Spansion, Inc., a flash memory manufacturer. She started her career with 20 years at IBM where she held a range of operating roles including General Manager PC Direct. She eventually moved to e-retail startup Value America where she was part of the IPO team eventually becoming Chairman and CEO. She subsequently joined Intel Corp. as Vice President and COO of Intel Communications Group, then went on to serve as Vice President and General Manager, Broadband Products Group and later, Vice President and General Manager, Consumer Electronics Group. After Intel, Ms. Dorchak was Chairperson and Chief Executive Officer of Intrinsyc Software and Vice Chairman and Chief Executive Officer of VirtualLogix. Ms. Dorchak currently does advisory and board work and serves as a member of the board of directors at ANSYS, Inc. and Wolfspeed Inc. Ms. Dorchak is an independent, non-executive director pursuant to applicable Nasdaq rules.
Martin L. Edelman was elected to the board of directors in February 2017 and is a Mubadala designee. Mr. Edelman serves as “Of Counsel” in the real estate practice of Paul Hastings LLP. He has been an advisor to Grove Investors and is a partner at Fisher Brothers, a real estate partnership. Mr. Edelman is a Director of Equity Commonwealth and Aldar Properties and currently serves on the boards of various nongovernmental organizations. Previously, Mr. Edelman served as a board member for AMD from 2013 to 2017. He has more than 40 years of experience and concentrates his practice on real estate and corporate mergers and acquisitions transactions. Mr. Edelman holds a Bachelor of Arts degree from Princeton University and a law degree from Columbia Law School. Mr. Edelman is an independent, non-executive director pursuant to applicable Nasdaq rules.
David Kerko was elected to the board of directors in January 2018. Mr. Kerko is Head of North America Private Equity at Elliott Investment Management L.P. Prior to joining Elliott, Mr. Kerko was an advisor, member and co-head of the Technology Group at Kohlberg Kravis Roberts & Co. Inc. (“KKR”). Prior to joining KKR, he worked for Gleacher NatWest Inc. on mergers and acquisition transactions and financing. Mr. Kerko is a member of the board of directors of Cubic Corporation, Nielsen and Cloud Software Group (“CSG”). Mr. Kerko holds a Bachelor of Science degree and a Bachelor of Science in Engineering degree, summa cum laude, from the University of Pennsylvania. Mr. Kerko is an independent, non-executive director pursuant to applicable Nasdaq rules and serves as Lead Independent Director.

Jack Lazar was elected to the board of directors in July 2021. Mr. Lazar has spent over thirty years in operational and finance leadership roles at technology companies across multiple industries, most recently as Chief Financial Officer of GoPro, Inc., which he helped to take public in 2014. Prior to GoPro, Mr. Lazar served as Senior Vice President of Corporate Development and General Manager of Qualcomm Atheros, Inc. From 2003 until the time in which it was acquired by Qualcomm in 2011, he served in a variety of leadership roles at Atheros Communications, Inc. most recently as Chief Financial Officer and Senior Vice President of Corporate Development. In 2004, Mr. Lazar was part of the team that took Atheros public. He also served in leadership roles at NetRatings, Apptitude, and Electronics for Imaging, Inc. Mr. Lazar currently serves as a member of the board of directors of several publicly traded companies including Box, Inc., Resideo Technologies Inc., and thredUP Inc. He holds a Bachelor of Science in Commerce degree with an emphasis in Accounting from Santa Clara University and is a certified public accountant (inactive). Mr. Lazar is an independent, non-executive director pursuant to applicable Nasdaq rules.
Elissa E. Murphy was elected to the board of directors in September 2021. Ms. Murphy is Senior Vice President at Cisco Systems, Inc. Prior to Cisco, she served as a Vice President of Engineering at Google, Inc. from 2016 to early 2023. Before Google, she was the Chief Technology Officer and Executive Vice President of Cloud Platforms at GoDaddy from 2013 to 2016. Ms. Murphy previously served as Vice President of Engineering at Yahoo! from late 2010 to 2013, where she oversaw the world’s largest private Hadoop cluster, a technology essential to massive-scale computing that is the basis of big data today. Prior to her time at Yahoo!, Ms. Murphy spent 13 years at Microsoft in various engineering positions including part of the original team responsible for Microsoft’s shift to the cloud, which led to the creation of Azure, and as a member of the High Performance Computing team. Ms. Murphy began her technology career designing and building many of the best-selling computer security and system utilities with 5th Generation Systems, Quarterdeck and the Norton Group, a division at Symantec responsible for Norton Antivirus and other Norton products. Previously, Ms. Murphy served on the board of directors of Inphi. Ms. Murphy brings expertise in global-scale platforms, big data and predictive analytics to our Board. She currently has over 30 patents issued with several more pending in the areas of distributed systems, cloud, machine learning and security. Ms. Murphy is an independent, non-executive director pursuant to applicable Nasdaq rules.
Carlos Obeid was elected to the board of directors in January 2012. Mr. Obeid is currently the Chief Financial Officer of Mubadala Investment Company, with oversight of its commercial functions including treasury, investor relations, financial planning, business performance, financial governance and reporting. Before joining Mubadala, Carlos worked with the United Arab Emirates Offset Program Bureau where he led a wide range of initiatives including privatization, utilities and financial services. He serves as the chairman of the board of directors of Mubadala Infrastructure Partners Ltd. and is a member of the board of directors of Cleveland Clinic Abu Dhabi LLC, Mubadala Capital LLC and Abu Dhabi Commercial Bank PJSC. Carlos holds a Bachelor of Science in Electrical Engineering degree from American University of Beirut, Lebanon, and a Master of Business Administration degree from INSEAD in Fontainebleau, France. Mr. Obeid is an independent, non-executive director pursuant to applicable Nasdaq rules.
Bobby Yerramilli-Rao was elected to the board of directors in March 2022. Dr. Yerramilli-Rao has served as Chief Strategy Officer and Corporate Vice President, Corporate Strategy at Microsoft Corporation since 2020. Prior to Microsoft, he was Co-founder and Managing Partner of Fusion Global Capital, from 2011 to 2020. Dr. Yerramilli-Rao previously served as Corporate Strategy Director and Internet Services Director of Vodafone, from, 2006 to 2010, where he was responsible for strategy and acquisitions related to digital services, serving on the company’s investment committee. Prior to his time at Vodafone, Dr. Yerramilli-Rao spent more than a decade at McKinsey, having been elected partner in 2000. He helped co-lead the telecom, media and technology practice. Dr. Yerramilli-Rao previously served as a member of the board of directors of Cambridge Epigenetix. He holds a Master of Arts degree in Electrical Engineering from the University of Cambridge and a Doctorate in Robotics from the University of Oxford. Mr. Yerramilli-Rao is an independent, non-executive director pursuant to applicable Nasdaq rules.

B.Compensation
Under Cayman Islands law, we are not required to disclose compensation paid to our directors and executive officers on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

Executive Compensation Philosophy
Our executive compensation programs are designed to attract, motivate, reward and retain the high-caliber executives necessary to accomplish our strategy. GF’s compensation philosophy includes the following key design principles:
•Align with shareholder interest;
•Strong link between pay and performance; and
•Motivate our talent to achieve short-term and long-term goals that lead to sustainable long-term shareholder value creation.

Our executive officers receive fixed and variable compensation. They also receive benefits in line with market practice and with the benefits extended to our broad-based employee population.
Certain of our executive officers are entitled to certain benefits upon termination, including a cash severance payment if we terminate their employment without cause.

Base Salary
The fixed component of compensation consists of base salary. This provides a fixed source of income and acts as the foundation for other pay components. The base salary is reflective of the executive role, responsibility, and individual performance, and it is designed to be market-competitive at the median of our peer group and industry and attract and retain critical talent. We review base salaries annually, and make adjustments as appropriate based on market, performance and any change in responsibility.

Variable Incentive Programs
In 2022, the variable pay elements of our executive officers’ compensation consisted of an annual incentive program (“AIP”) and awards of performance stock units (“PSUs”) and restricted stock units (“RSUs”) under our 2021 Equity Compensation Plan.

Aggregate Compensation
For the year ended December 31, 2022, the aggregate compensation paid by us and our subsidiaries for our directors and executive officers for services in all capacities to us and our subsidiaries was $46.4 million which includes both benefits paid in kind and compensation, as well as grants of, in the aggregate, 282,993 RSUs and 312,277 PSUs, pursuant to the terms and conditions of our 2021 Equity Compensation Plan. RSUs and PSUs vest as set forth in “2021 Equity Compensation Plan” below.
Of the amounts above, for the year ended December 31, 2022, $70,000 was set aside or accrued by us or our subsidiaries to provide defined contribution retirement benefits or similar benefits to our directors and executive officers.

Annual Incentive Program
The AIP is a short-term annual cash incentive that incentivizes and rewards our executive officers for achieving critical company financial and operational goals, as well as individual goals. Each of our executives has an AIP target opportunity, set as a percentage of their base salary, which is reviewed annually to assure that both our performance and pay opportunities are aligned with competitive practices and that our rewards are reflective of Company and individual performance.
In 2022, our executive officers’ awards under the AIP were determined as follows:
•Financial and operational performance: 70% for our CEO and CFO and 50% for other executives;
•Strategic scorecard performance: 30% for our CEO and CFO and 50% for other executives; and
•Individual Modifier (0.8x-1.2x): Based on Board/people and compensation committee or CEO discretion, as appropriate including but not limited to leadership, employee engagement, diversity & inclusion, collaboration, business process improvement, strategic contributions and business context.

Long-term Incentive Programs
We maintain a number of long-term incentive plans (the “Long-term Incentive Plans”), including the GlobalFoundries Inc. Share Incentive Plan (the “2017 Plan”) the GlobalFoundries 2018 Share Incentive Plan (the “2018 Plan”) and the GlobalFoundries 2021 Equity Compensation Plan (the “2021 Plan”) to enable our executives and other high performing and high potential participants to share in the value creation of the company as we execute our business plan and deliver returns to our shareholders. Our Long-Term Incentive Plans are administered by the people and compensation committee, which was delegated authority to administer these plans by our board of directors.
Our Long-term Incentive Plans consist of non-qualified stock options, RSUs and PSUs for eligible participants.
In 2022, our executive officers received a combination of PSU and RSU awards as follows:
•70% PSU and 30% RSU for our CEO and CFO; and
•60% PSU and 40% RSU for other executive officers
◦The final number of PSUs will range from 0% to 200% of the PSUs granted, based on achievement of performance targets related to absolute Return on Invested Capital (“ROIC”) and relative Total Shareholder Return (“TSR”) versus the SOX Index, and will vest as to 33.33% of the PSUs after two years and 66.67% of the PSUs after three years, subject to continued employment through the end of the applicable performance period.
◦RSUs will generally vest in three annual installments, with 33.33% vesting on each one-year anniversary of the vesting commencement date subject to the employee’s continued employment with the Company.
Additional information on our Long-Term Incentive Programs are as follows:

2017 Plan
A small number of current employees continue to hold vested share options that were granted under the 2017 Plan. Share options granted under the 2017 Plan became exercisable upon the first anniversary of our IPO following the vesting date but during the term of the share option. In connection with the establishment and adoption of the 2018 Plan, we ceased making awards under the 2017 Plan. As of December 31, 2022, there are 10,535 non-qualified share options to buy ordinary shares outstanding under the 2017 Plan.

2018 Plan
Awards under the 2018 Plan may be granted in the form of non-qualified share options (“options”), share awards, or share unit awards.
Participants in the 2018 Plan typically received a one-time grant upon hire or promotion into an eligible role. The majority of options granted in 2019 vest over five years, with 20% of the options vesting on the later of December 31 of the first five years following the grant date and the six-month anniversary of the consummation of our IPO, subject to continued employment through the applicable vesting date (with limited exceptions for certain qualifying terminations). Generally, awards of options granted in 2020 or later vest over four years, with 25% of the options vesting on the later of December 31 of the first four years following the grant date and the six-month anniversary of the consummation of our initial public offering, subject to continued employment through the applicable vesting date (with limited exceptions for certain qualifying terminations). Options held by U.S. taxpayers that vested on the six-month anniversary of our initial public offering were exercisable for a period commencing on the vesting date and ending on December 2, 2022. Any outstanding in the money exercisable options not exercised as of December 2, 2022, were automatically exercised on that date. All other outstanding options held by U.S. taxpayers will become exercisable for a period commencing on January 1 of the year following the year in which such options vest and ending on a fixed date in such year, with any outstanding exercisable options not exercised as of the end of such period being automatically exercised as of a fixed date in that year. Options held by non-U.S. taxpayers will become exercisable on the date such options vest and will remain exercisable, pursuant to normal option exercise procedures under the terms and conditions of the 2018 Plan for the duration of the term of the option, with any outstanding exercisable options not exercised before the expiration of such options in accordance with their terms being automatically exercised as of the expiration date of the options by means of “net exercise” in order to satisfy the exercise price and applicable taxes due in respect of such options.
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
Under the 2018 Plan, as of December 31, 2022, there are 6.2 million options to buy ordinary shares and 579,114 restricted share unit awards to our employees outstanding.

In addition, under the 2018 Plan there are 2.8 million ordinary shares that remain available for grant. No awards may be granted under the 2018 Equity Plan after our board of directors terminates the 2018 Equity Plan or ten years from its effective date, whichever is earlier.
Shareholder Proceeds Bonus Program
Between 2019 and 2021, we maintained a bonus program (the “Shareholder Proceeds Bonus Program”) pursuant to which eligible option holders under our 2018 Equity Plan may receive cash awards depending on financial results linked to annual operating cash flow and other financial metrics.
During those years, if our board of directors determined that any amounts are to be paid under the Shareholder Proceeds Bonus Program, the aggregate amount of the cash payment to be received by any participant is based on the per share bonus payment amount, a multiple determined by the board and the number of outstanding share options to which the award under the Shareholder Proceeds Bonus Program relates, with the aggregate cash payment pro-rated based on the number of vested share options as of each payment date over the vesting schedule of the share option. Payment of any amounts under the Shareholder Proceeds Bonus Program is independent of and not contingent upon the exercise of any share options.
No new awards were granted under the Shareholder Proceeds Bonus Program during calendar year 2022 and no new awards will be granted after 2022. All existing awards will continue to be paid out on their current payment schedule.

2021 Plan
In connection with our IPO, our board of directors adopted, and Mubadala approved, the 2021 Plan. The 2021 Plan provides for the issuance of incentive share options, non-qualified share options, share awards, share units, share appreciation rights, and other share-based awards.
In 2022, the Company granted RSUs and PSUs under the 2021 Plan. The RSUs have a time-based vesting requirement, which provides that the RSUs will generally vest in three annual installments, with 33.33% vesting on each anniversary of the vesting commencement date subject to the employee’s continued employment with the Company. The Company may make awards with different vesting conditions to help the Company achieve its talent strategy. The PSUs vest subject to achievement of performance targets based on an absolute return on invested capital (“ROIC”) and relative total shareholder return (“TSR”) versus the SOX Index and will vest over 2 year to 3 year performance periods subject to the grantee remaining employed by the Company through the end of the applicable performance period.
As of December 31, 2022, there are 2.6 million RSUs and 537,195 PSUs outstanding under the 2021 Plan. In addition, as of December 31, 2022, there are 13.6 million ordinary shares that remain available for grant under the 2021 Plan.

Employee Stock Purchase Plan
In connection with, and prior to the consummation of the Company's IPO in 2021, the Company's board of directors adopted the GLOBALFOUNDRIES Inc. 2021 Employee Stock Purchase Plan (the “ESPP”). The ESPP is administered by the Company's board of directors or, as applicable, its delegate (the “ESPP Administrator”).
The ESPP provides eligible employees with an opportunity to purchase ordinary shares of the Company through payroll deduction of up to 10% of their eligible compensation. A participant may purchase a maximum of 2,500 ordinary shares during a purchase period. Amounts deducted and accumulated by the participant are used to purchase ordinary shares at the end of each six-month purchase period. Participants in the ESPP receive a one-time grant of 50 RSUs upon first time enrollment in the ESPP. The Company matches 20% of each employee’s contribution on an after-tax basis.
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
As of December 31, 2022, of the Company has issued 533,591 shares under this plan reflecting employees’ contribution and the 20% Company match.

C.Board Practices
Composition of our Board of Directors
Our board of directors currently consists of eleven members, all of whom were elected pursuant to our Memorandum and Articles of Association. The board is divided into three classes designated as Class I, Class II and Class III, with the members of each class each serving staggered, three-year terms. The terms of our Class I directors will expire at the 2025 annual general meeting of shareholders; the terms of our Class II directors will expire at the 2023 annual meeting of shareholders; and the terms of our Class III directors will expire at the 2024 annual meeting of shareholders. At the expiration of the respective terms of the Class I, Class II and Class III directors, new Class I, Class II and Class III directors will be elected to serve for a full term of the three years respectively.
Dr. Thomas Caulfield, Ahmed Saeed Al Calily, Tim Breen and Glenda Dorchak serve as Class I directors (with terms expiring in 2025). Martin L. Edelman, David Kerko, Jack Lazar and Carlos Obeid serve as Class II directors (with terms expiring in 2023). Ahmed Yahia, Elissa E. Murphy and Bobby Yerramilli-Rao serve as Class III directors (with terms expiring in 2024).
Our nominating & governance committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, including those factors set out in the Statement on Diversity and Member Section of our Board Charter (which include but are not limited to race, gender, sexual orientation, cultural background and membership in underrepresented groups). Our nominating & governance committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Under a shareholder’s agreement entered into with Mubadala through two of its subsidiaries holding our ordinary shares, Mubadala Technology Investment Company (“MTIC”) and MTI International Investment Company LLC (“MTIIIC”) (the “Shareholder’s Agreement”) prior to the consummation of our IPO in 2021, we agreed to nominate for election to our board of directors a certain number of designees selected by Mubadala. See “Item 7. Major Shareholders and Related Party Transactions—Certain Relationships and Related Party Transactions—Shareholder’s Agreement.”
There is no Cayman Islands law requirement that a director must hold office for a certain term and stand for re-election unless the resolutions appointing the director impose a term on the appointment. We do not have any age limit requirements relating to our director’s term of office.
The Shareholder’s Agreement provides that, for so long as MTIC, MTIIIC and certain of their affiliates (the “Mubadala Entities”), in the aggregate, beneficially own 50% or more of the ordinary shares held by the Mubadala Entities upon consummation of our initial public offering, MTIC will be entitled to nominate a number of designees (the “Mubadala Designees”) to our board of directors representing a majority of our directors. MTIC designated the following directors as Mubadala Designees as of the date of our initial public offering: Ahmed Yahia, Ahmed Saeed Al Calily, Tim Breen, Martin L. Edelman, and Carlos Obeid. By making such designation, MTIC retains the right to appoint any additional Mubadala Designees in accordance with the Shareholder’s Agreement and the Memorandum and Articles of Association.
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

The board met nine times in 2022. From the time each director became a member of the board, attendance or participation at board meetings in 2022 was 100%.

Board Committees
Our board of directors has established an audit, risk and compliance committee, a people and compensation committee, a strategy and technology committee and a nominating and governance committee, each of which operates pursuant to a separate charter adopted by our board of directors.
Audit, Risk and Compliance Committee
Glenda Dorchak, Jack Lazar and Elissa E. Murphy currently serve on the audit, risk and compliance committee, which is chaired by Jack Lazar. Our board of directors has determined that each member of the committee is “independent” for audit, risk and compliance committee purposes as that term is defined in the rules of the SEC and the applicable rules of the Nasdaq. The audit, risk and compliance committee’s responsibilities include:
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
•overseeing the Company’s director conflict of interest policy;
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
The audit, risk and compliance committee met nine times in 2022. From the time each director became a member of the committee, attendance or participation at audit, risk and compliance committee meetings in 2022 was 100%.

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
•making recommendations to our board of directors with respect to improvement of existing, or adoption of new, employee compensation plans and programs; and
•retaining and approving executive compensation advisors and other advisors advising the people and compensation committee.

The people and compensation committee met nine times in 2022. From the time each director became a member of the committee, attendance or participation at people and compensation committee meetings in 2022 was 100%.
Strategy and Technology Committee
Ahmed Yahia, Dr. Thomas Caulfield, Tim Breen, David Kerko and Bobby Yerramilli-Rao currently serve on the strategy and technology committee, which is chaired by Ahmed Yahia. The strategy and technology committee’s responsibilities include:
•assisting our board of directors in reviewing significant investments, divestment, joint ventures, partnerships, and other strategic agreements;
•providing guidance to our board of directors on long range strategy and business plans;
•assisting our board of directors in reviewing our technology road map; and
•assisting our board of directors in reviewing strategic long-term customer and supplier agreements.
The strategy & technology committee met four times in 2022. From the time each director became a member of the committee, attendance or participation at strategy & technology committee meetings in 2022 was 100%.

Nominating and Governance Committee
Ahmed Yahia, Glenda Dorchak, Martin L. Edelman and David Kerko currently serve on the nominating & governance committee, which is chaired by Martin L. Edelman. The nominating & governance committee’s responsibilities include:
•assisting our board of directors in identifying prospective director nominees and recommending nominees for election by the shareholders or appointment by our board of directors;
•reviewing and assessing the adequacy of our corporate governance guidelines and recommending proposed changes to our board of directors; and
•overseeing the evaluation of our board of directors.
The nominating & governance committee met four times in 2022. From the time each director became a member of the committee, attendance or participation at nominating & governance committee meetings in 2022 was 100%.
D.Employees
We have a highly-skilled employee base and as of December 31, 2022, we employed approximately 14,000 employees primarily located at our manufacturing sites. As of December 31, 2022, approximately 42% of our employees were located in North America, approximately 25% in EMEA, and approximately 33% in APAC. We also engage temporary employees and consultants. Overall, we believe we have good relations with our employees. As of December 31, 2022, approximately 70% of our employees were engineers or technicians.
E.Share Ownership
Refer to “Item 7. Major Shareholders and Related Party Transactions” below for information on share ownership.

See “Item 6. Directors, Senior Management and Employees—B. Compensation” for information on our arrangements for involving employees in the capital of the Company.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of December 31, 2022 for (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of ordinary shares and (ii) all of our directors and executive officers as a group. Our majority shareholder, Mubadala, does not have different voting rights from those of other shareholders. As discussed below, prior to the consummation of our IPO in 2021, we entered into a Shareholder’s Agreement with Mubadala through two of its subsidiaries.

Name of Beneficial Owner	Number of Ordinary Shares Owned	Percentage of Ordinary Shares Owned
Mubadala	469,501,994	85.72%
FMR LLC(1)	31,904,940	5.82%
Directors and named executive officers:
Dr. Thomas Caulfield	*	*
David Reeder	*	*
Kay Chai (KC) Ang	*	*
Saam Azar	*	*
Juan Cordovez	*	*
Pradheepa Raman	*	*
Ahmed Yahia	*	*
Ahmed Saeed Al Calily	*	*
Tim Breen	*	*
Glenda Dorchak	*	*
Martin L. Edelman	*	*
David Kerko	*	*
Jack Lazar	*	*
Elissa E. Murphy	*	*
Carlos Obeid	*	*
Bobby Yerramilli-Rao	*	*

(1)According to report on Scheduled 13G filed with the SEC on February 9, 2023, by FMR LLC.

*Represents beneficial ownership of less than 1% of our issued and outstanding ordinary shares.

B. Related Party Transactions
Mubadala
Secondments
Between January 1, 2019 and the date of this Annual Report, Mubadala has seconded a limited number of persons to us, including Tim Breen, who is a member of our board of directors and previously served as an executive officer of the company and continues to be seconded to us as of the date of this Annual Report. From January 1, 2019 to December 31, 2022, we paid Mubadala an average annual amount of approximately $3 million in consideration of the services provided by the secondees.

Shareholder’s Agreement
Prior to the consummation of our IPO in 2021, we entered into the Shareholder’s Agreement with Mubadala through two of its subsidiaries holding our ordinary shares, MTIC and MTIIIC. The Shareholder’s Agreement provides that, for so long as the Mubadala Entities, in the aggregate, beneficially own 50% or more of the ordinary shares held by the Mubadala Entities, MTIC is entitled to nominate a number of Mubadala Designees to our board of directors representing a majority of our directors. The Shareholder’s Agreement specifies how such nomination rights decrease as the Mubadala Entities’ beneficial ownership of our ordinary shares decreases. Specifically, for so long as the Mubadala Entities, in the aggregate, beneficially own (i) 40% or more, but less than 50%, (ii) 30% or more, but less than 40%, (iii) 20% or more, but less than 30%, and (iv) 5% or more, but less than 20%, of the ordinary shares held by the Mubadala Entities, MTIC shall be entitled to Mubadala Designees on our board of directors representing at least 50%, 40%, 30% and 20%, respectively, of our directors. The

Shareholder’s Agreement provides that for so long as MTIC is entitled to nominate at least 30% of our directors, the chairman of our board of directors shall be appointed by a majority vote of the Mubadala Designees directors.
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
The Shareholder’s Agreement also specifies that until such time as the Mubadala Entities no longer beneficially own at least 30% of our outstanding ordinary shares, we will not, nor will we permit our subsidiaries, to take certain significant actions specified therein without the prior consent of MTIC. These actions include:
• amendments or modifications to, or repealing of, (whether by merger, consolidation or otherwise) any provisions of our organizational documents in a manner that would adversely affect the Mubadala Entities beneficially owning outstanding ordinary shares;
• issuances of equity securities, subject to customary exceptions;
• acquisitions or dispositions in an amount exceeding $300 million in any single transaction or $500 million in any calendar year, other than pursuant to ordinary course transactions;
• mergers, consolidations, or other transactions that would involve a change of control of our company;
• incurring financial indebtedness in an amount exceeding $200 million, subject to certain exceptions;
• hiring or terminating our Chief Executive Officer, Chief Financial Officer or Chief Legal Officer or designating any replacement thereto;
• liquidation, dissolution or winding up of our company;
• any material change in the nature of the business of our company and our subsidiaries, taken as a whole; or
• changes to the size of our board of directors.
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

Registration Rights Agreement
Prior to the consummation of our IPO in 2021, we entered into a registration rights agreement with MTIC and MTIIIC, pursuant to which those holders of ordinary shares are entitled to demand the registration of the sale of certain or all of our ordinary shares that they beneficially own (the “Registration Rights Agreement”). Among other things, under the terms of the Registration Rights Agreement:
• Each holder has an unlimited right, subject to certain conditions and exceptions, to request that we file registration statements with the SEC for one or more underwritten offerings of all or part of our ordinary shares that the holder beneficially owns, and we are required to cause any such registration statements (a) to be filed with the SEC as promptly as practicable and (b) to use commercially reasonable efforts to cause such registration statements to become effective as soon as reasonably practicable;
• If we propose to file certain types of registration statements under the Securities Act with respect to an offering of equity securities by us, we are required to use commercially reasonable efforts to offer the other parties to the

Registration Rights Agreement, if any, the opportunity to register the sale of all or part of their shares on the terms and conditions set forth in the Registration Rights Agreement (customarily known as “piggyback rights”); and
• All expenses of registration under the Registration Rights Agreement, including the legal fees of one counsel retained by or on behalf of the holders, will be paid by us.
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

SMP
Silicon Manufacturing Partners Pte Ltd. (“SMP”) is a joint venture with LSI Technology (Singapore) Pte. Ltd. We hold a 49% interest in SMP and manage all aspects of its manufacturing operations. In the year ended December 31, 2022 we purchased products, primarily wafers, from SMP for an aggregate of $60 million. We also reimbursed expenses of and contributed tools to SMP in that period, with an aggregate expense of $52 million.

C.Interests of Experts and Counsel.
Not applicable.
ITEM 8.    FINANCIAL INFORMATION
A.Consolidated Financial Statements and Other Financial Information
Please see “Item 18. Financial Statements”. Other than as disclosed elsewhere in this Annual Report, no significant change has occurred since the date of the Annual Consolidated Financial Statements.
Legal Proceedings
On April 28, 2021, IBM sent us a letter alleging for the first time that we did not fulfill our obligations under the contracts we entered into with IBM in 2014 and 2015 associated with our acquisition of IBM’s Microelectronics division. IBM asserted that we engaged in fraudulent misrepresentations during the underlying negotiations, and claimed we owed them $2.5 billion in damages and restitution. On June 7, 2021, the Company filed a complaint with the New York State Supreme Court (the “Court”) seeking a declaratory judgment that the Company did not breach the relevant contracts. IBM subsequently filed its complaint with the Court on June 8, 2021. On September 14, 2021, the Court granted our motion to dismiss IBM’s claims of fraud, unjust enrichment and breach of the implied covenant of good faith and fair dealing. IBM appealed the dismissal of its fraud claim, and on April 7, 2022, the New York Appellate Division reversed the Court’s decision. The Company believes, based on discussions with legal counsel, that the Company has meritorious defenses against IBM’s claims. The Company disputes IBM’s claims and intends to vigorously defend against IBM. We do not currently anticipate this proceeding to have a material impact on our results of operations, financial condition, business and prospects.
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

B.Significant Changes
None.
ITEM 9.    THE OFFER AND LISTING
A.Offer and Listing Details
On November 1, 2021, we completed our IPO. The principal trading market for our ordinary shares is the Nasdaq. Our ordinary shares have been listed on the Nasdaq under the symbol “GFS” since October 28, 2021.
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
Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies. In certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement,” which may be tantamount to a merger. In the event that a merger is sought pursuant to a scheme of arrangement (the procedures of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and, in the case of a creditors’ scheme who must in addition represent three-fourths in value of each such class of creditors, that are present and voting either in person or by proxy at a meeting, or meetings summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:
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

Shareholder Proposals
Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors, or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
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

Dissolution; Winding Up
Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors, it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
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

2021 SGD EDB Loan—On September 3, 2021, the Company entered into a loan agreement with Singapore Economic Development Board (“EDB”), which provided loan facilities with maximum drawdown of $1,149 million (SGD 1,541 million) at a fixed nominal interest rate of 1.4%. The difference between the nominal interest rate of the loan and the market interest rate for an equivalent loan is recognized as a government grant. The loan matures on June 3, 2041, with interest-only payments for the first 5 years and principal repayments commence thereafter, payable on a semi-annual basis.

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

Subject to certain exceptions for short-term positions, dividends received by an individual with respect to the shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the shares will be treated as qualified dividends if:
•the shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and
•we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).
The ordinary shares are listed on the Nasdaq, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2021 and 2022 taxable years. In addition, based on our financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
Dividend distributions with respect to our shares generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation.
U.S. Holders that receive distributions of additional shares or rights to subscribe for shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions, unless the U.S. Holder has the right to receive cash or property instead, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.
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
We believe, and this discussion assumes, that we were not a PFIC for our taxable year ending December 31, 2022 and that, based on the present composition of our income and assets and the manner in which we conduct our business, we will not be a PFIC in our current taxable year or in the foreseeable future. Whether we are a PFIC is a factual determination made annually, and our status could change depending, among other things, upon changes in the composition of our gross income and the relative quarterly average value of our assets. If we were a PFIC for any taxable year in which you hold ordinary shares, you generally would be subject to additional taxes on certain distributions and any gain realized from the sale or other taxable disposition of the ordinary shares regardless of whether we continued to be a PFIC in any subsequent year. You are encouraged to consult your own tax advisor as to our status as a PFIC, the tax consequences to you of such status, and the availability and desirability of making a mark-to-market election to mitigate the unfavorable rules mentioned in the preceding sentence.

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
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates. See Note 32 to our Annual Consolidated Financial Statements for additional details.
Foreign Currency Risk: As a result of foreign operations, we have costs, assets and liabilities denominated in foreign currencies, primarily the Euro, the Singapore dollar and the Japanese yen. Therefore, movements in exchange rates could cause foreign currency-denominated expenses to increase as a percentage of net revenue, which are denominated in U.S. dollars, affecting profitability and cash flows. We use foreign currency forward contracts to reduce exposure to foreign currency fluctuations. We also incur a certain portion of our interest expenses in Euro and Singapore Dollar, exposing us to exchange rate fluctuations between U.S. dollar and Euro and Singapore Dollar. We use cross currency swaps to reduce our exposure to variability from foreign exchange impacting cash flows arising from our foreign currency-denominated debt cash flows to the extent that it is practicable and cost effective to do so. As of December 31, 2022, we do not believe that a hypothetical 10% change in the relative value of the U.S. dollar to currencies other than the Euro, Japanese Yen, and Singapore Dollar would have a material effect on our operating results.
Interest Rate Risk—The Company’s exposure to market risk for changes in interest rates relates primarily to interest-earning financial assets and interest-bearing financial liabilities. The Company’s interest-earning financial assets are mostly highly liquid investments and includes money market funds, marketable securities and time deposits. As these financial assets have weighted-average maturity of less than one year with majority of the assets in fixed-rate instruments, the Company’s exposure to interest risk is not material. The Company’s interest-bearing financial liabilities include fixed and floating rate loans and lease obligations. Floating rate loans bear interest at Base Rate or LIBOR or EURIBOR plus a premium, which is fixed. The Company uses pay-fixed / receive-float interest rate swaps to protect the Company against adverse fluctuations in interest rates and to reduce its exposure to variability in cash flows on the Company’s forecasted floating-rate debt facility to the extent that it is practicable and cost effective to do so. As of December 31, 2022, a hypothetical 10% change in existing interest rates would not have a material impact on our consolidated financial statements (See Note 30).

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
None.
PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.Material Modifications to Instruments
Not applicable.

B.Material Modifications to Rights
Not applicable.

C.Withdrawal or Substitution of Assets
Not applicable.

D.Change in Trustees or Paying Agents
Not applicable.

E.Use of Proceeds
On October 27, 2021, our registration statement on Form F-1, as amended (File No. 333-260003) was declared effective by the SEC in relation to our IPO. Additionally, we participated in a concurrent private placement for 1,595,744 ordinary shares (the “Private Placement”). We issued and sold an aggregate 31,845,744 ordinary shares in our IPO and the Private Placement at the IPO price of $47.00 per share, after deducting underwriting commissions of $43 million and estimated offering expenses payable by us of $30 million, for approximately $1.4 billion of net proceeds.
Morgan Stanley & Co. LLC, BofA Securities, Inc. and J.P. Morgan Securities LLC were the representatives of the underwriters for our IPO. We did not receive any proceeds from the initial sale of 24,750,000 ordinary shares by Mubadala, the selling shareholder in our IPO, nor from the sale of 5,748,006 additional ordinary shares pursuant to the underwriters’ exercise of their option to purchase additional ordinary shares from Mubadala, for an aggregate price of approximately $1.4 billion. We paid affiliates of Mubadala, First Abu Dhabi Bank PJSC and Abu Dhabi Commercial Bank PJSC, a fee of $0.7 million and $0.7 million, respectively, for acting as our Gulf Cooperation Council (“GCC”) Markets Advisors in connection with the IPO.
For the period from the closing of our IPO on November 1, 2021 to December 31, 2022, we used a portion of the net proceeds from our IPO and the Private Placement to support construction related to our fabrication facility in Singapore and capacity expansion projects in certain other facilities. We still intend to use the remainder of the proceeds from our IPO and Private Placement as disclosed in our registration statement on Form F-1.
ITEM 15.    CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures.

At the end of the period covered by this report, we performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the report that we file or submit pursuant to Rule 13(a)-15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is accumulated and communicated to our management, including our chief executive and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022, which is the end of the period covered by the Annual Report on Form 20-F. Based on such evaluations, our CEO and CFO have concluded that as of December 31, 2022, our disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that information we are required to disclosed in reports that we file or submit to the SEC is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over our financial reporting as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”). Our internal control over financial reporting includes those policies and procedures that:
•     Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•     Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
•     Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has documented and evaluated the effectiveness of the internal control over Financial Reporting of the Company as of December 31, 2022, in accordance with the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Based on our assessment, management believes that as of December 31, 2022 our internal control over financial reporting is effective based on these criteria.
The effectiveness of the Company’s internal control over financial reporting has been audited by KPMG LLP, independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2022, which is included herein.

B.Attestation Report of the Independent Registered Public Accounting Firm.
Our independent registered public accounting firm’s attestation report on our internal control over financial reporting is included in the “Report of Independent Registered Public Accounting Firm” in Item 18 of this report.

D. Changes in Internal Control over Financial Reporting.
There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.
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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the fees billed to us by KPMG LLP (PCAOB ID 1051), our independent registered public accounting firm during the years ended December 31, 2022 and 2021.

(in thousands)	2022	2021
Audit fees	$4,744	$4,900
Audit-related fees	61	—
Tax fees	—	152
All other fees	—	29
Total	$4,805	$5,081

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
Audit-related fees
Audit-related fees are fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial services.
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
Not applicable.
ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
There were no purchases of equity securities by us or by any affiliated purchaser during the period covered by this Annual Report.
ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.    CORPORATE GOVERNANCE
We are a “foreign private issuer” under the securities laws of the United States and the rules of Nasdaq. Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq in respect of the following:
•the requirement under Section 5605(e) of Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors; and

•the Shareholder Approval Requirements under Section 5635 of the Nasdaq listing rules.
On a voluntary basis, we have adopted corporate governance principles, policies and practices, which are set out primarily in our Corporate Governance Framework, Board Charter, committee charters, Code of Conduct, Code of Ethics and Director Conflict of Interest Policy, the current versions of which are published on our Investors Relations website (www.investors.gf.com). We note in particular the following policies and practices that we have voluntarily adopted to align more with the corporate governance standards of the Nasdaq for domestic issuers:
•A majority of our board of directors is comprised of independent directors pursuant to applicable Nasdaq rules.
•Our independent, non-executive directors who are not affiliated with or appointed by Mubadala have begun to meet in executive sessions at board meetings. Our lead independent director presides over such executive sessions.
•We have a separation of the CEO and board chairman roles, with our CEO focused on managing the Company and our board chairman driving accountability to shareholders at the board level.
•Annually, the board of directors, its committees and individual directors undertake a self-evaluation, including, beginning in 2022, one-on-one interviews.
•Our board of director consists of both underrepresented minority and female board members. Our board diversity matrix is available at www.investors.gf.com.
•We have updated our Board Charter to address (i) periodic meetings among committee chairs and the board chairman, (ii) overboarding, (iii) duties of the lead independent director, (iv) diversity, (v) periodic assessment of processes facilitating communications between shareholders and directors and financial and non-financial information, (vi) effective implementation and operation of information and reporting systems or controls designed to inform of material risks, (vii) the board being apprised of the Company’s positions on corporate social responsibility, public policy and philanthropy, (viii) change in director circumstances, (ix) the minimum number of times the board of directors would meet each year, (x) each committee chair setting an annual schedule of meetings for their respective committees, and (xi) each director’s ability to provide input on the board or any committee agenda.
•Our board members are subject to stock ownership guidelines that help align their interests with GF’s long-term performance.
•We recently adopted a Director Conflict of Interest Policy, which complements GF’s Code of Conduct.
•In April 2022, rating agency ISS recognized GF for “Prime” corporate ESG performance. GF’s ESG efforts were also recently evaluated by Morningstar Sustainalytics, which recognized GF with a “Low Risk” rating and included the Company in its 2023 “ESG Industry Top-rated” list for the semiconductor industry group.
•Our Chief Audit Executive reports to the audit, risk and compliance committee. Any employee concerns regarding questionable accounting or auditing matters may be submitted anonymously through our third-party operated Ethics Whistleblower hotline. The audit, risk and compliance committee oversees the ethics and compliance program and reviews claims submitted through the hotline
ITEM 16H.    MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 17.    FINANCIAL STATEMENTS
See “Item18” - Financial Statements
ITEM 18.    FINANCIAL STATEMENTS
See pages F-1 through F-51, incorporated herein by reference.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Financial Statements of Global Foundries Inc. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
GLOBALFOUNDRIES Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated statements of financial position of GLOBALFOUNDRIES, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, other comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Determination of useful life of 300mm production equipment
As discussed in Note 12 to the consolidated financial statements, the Company reported $3,765 million of equipment which included 300mm production equipment as at December 31, 2022. Management estimated the useful life of production equipment including 300mm based on production equipment current use, historical age patterns, as well as an analysis of industry trends and practices. We identified the determination of the useful life of 300mm production equipment as a critical audit matter. To evaluate management’s judgement in determining the useful life of ten years for the 300mm production equipment, we used significant auditor judgement, subjectivity and effort in performing procedures to evaluate the reasonableness of the significant assumptions used in determining the useful life.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the determination of the useful life of 300mm production equipment and related data used for that determination. We also tested management’s process for determining a ten year useful life and assessed the reasonableness of the significant assumptions used by management, which included (1) testing the completeness, accuracy, and relevance of the underlying data used in management’s historical length of service assessment, and (2) evaluating the completeness, accuracy, and relevance of the useful lives utilized by peer companies and used in management’s assessment.

/s/ KPMG LLP

We have served as the Company’s auditor since 2021.

Singapore, Singapore
April 14, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of GLOBALFOUNDRIES Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of GLOBALFOUNDRIES Inc. (the “Company”), which comprise the statements of operations, other comprehensive income (loss), cash flows, and changes in equity for the year ended December 31, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We served as the Company’s auditor from 2016 to 2021.

San Jose, California

August 6, 2021,

Except for the effects of the 1-for-2 reserve share split discussed in the first paragraph of Note 19, as to which the date is
September 13, 2021

GLOBALFOUNDRIES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Dollars in millions)

	As of December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$2,352	$2,939
Marketable securities	622	—
Receivables, prepayments and other assets	1,487	1,231
Inventories	1,339	1,121
Total current assets	5,800	5,291
Non-current assets:
Property, plant and equipment, net	10,596	8,713
Goodwill and intangible assets, net	363	377
Marketable securities	372	—
Deferred tax assets	292	353
Receivables, prepayments and other assets	281	254
Other non-current financial assets	137	40
Total non-current assets	12,041	9,737
Total assets	$17,841	$15,028

LIABILITIES AND EQUITY
Current liabilities:
Trade payables and other current liabilities	$2,849	$2,586
Current portion of long-term debt	223	297
Current portion of lease obligations	75	135
Provisions	102	116
Current portion of deferred income from government grants	110	29
Total current liabilities	3,359	3,163
Non-current liabilities:
Non-current portion of long-term debt	2,288	1,716
Other non-current liabilities	1,474	1,445
Non-current portion of lease obligations	270	291
Provisions	196	233
Non-current portion of deferred income from government grants	294	147
Total non-current liabilities	4,522	3,832
Total liabilities	$7,881	$6,995

Equity:
Share capital
Ordinary shares, $0.02 par value, 547,755 thousand and 531,846 thousand shares issued and outstanding as of December 31, 2022 and 2021, respectively	$11	11
Additional paid-in capital	23,831	23,487
Accumulated deficit	(14,021)	(15,469)
Accumulated other comprehensive loss	92	(54)
Equity attributable to the shareholders of GLOBALFOUNDRIES INC.	9,913	7,975
Non-controlling interests	47	58
Total equity	9,960	8,033
Total liabilities and equity	$17,841	$15,028

See accompanying notes to consolidated financial statements

GLOBALFOUNDRIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Share amounts and dollars in millions)

	For the year ended December 31,
	2022		2021		2020
Net revenue	$8,108		$6,585		$4,851
Cost of revenue	5,869		5,572		5,563
Gross profit (loss)	2,239		1,013		(712)
Research and development expenses	482		478		476
Selling, general and administrative expenses	496		595		445
Restructuring charges	94		—		—
Operating expenses	1,072	—	1,073	—	921
Impairment charges	—		—		23
Other operating expenses	—		—		23
Income (loss) from operations	1,167		(60)		(1,656)
Finance income	51		6		3
Finance expenses	(111)		(114)		(154)
Gain on sale of East Fishkill (“EFK”) business	403		—		—
Other income (expense), net	22		(8)		442
Income (loss) before income taxes	1,532		(176)		(1,365)
Income tax (expense) benefit	(86)		(78)		12
Net income (loss) for the year	$1,446		$(254)		$(1,353)
Attributable to:
Shareholders of GLOBALFOUNDRIES INC.	$1,448		$(250)		$(1,350)
Non-controlling interests	(2)		(4)		(3)
Net income (loss) for the year	$1,446		$(254)		$(1,353)
Net income (loss) per share attributable to the equity holders of the Company:
Basic weighted average common shares outstanding	539		506		500
Diluted weighted average common shares outstanding	552		506		500

Basic earnings (loss) per share	$2.69		$(0.49)		$(2.70)
Diluted earnings (loss) per share	$2.62		$(0.49)		$(2.70)

See accompanying notes to consolidated financial statements

GLOBALFOUNDRIES INC.
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)
(Dollars in millions)

	For the year ended December 31,
	2022	2021	2020
Net income (loss) for the year	$1,446	$(254)	$(1,353)
Attributable to:
Shareholder of GLOBALFOUNDRIES INC.	1,448	(250)	(1,350)
Non-controlling interest	(2)	(4)	(3)
Net income (loss) for the year	$1,446	$(254)	$(1,353)

Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to profit or loss:
Share of foreign exchange fluctuation reserve of joint ventures	$(23)	$(12)	$—
Effective portion of changes in the fair value of cash flow hedges	187	(45)	(23)
Fair value (loss) on investments measured at fair value through other comprehensive income	(9)	—	—
Income tax effect	(18)	3	(2)
	137	(54)	(25)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of existing equity interests	—	—	7
Share of foreign exchange fluctuation reserve of joint ventures and associates	—	—	14
	$137	$(54)	$(4)
Total other comprehensive income (loss)
Attributable to:
Shareholders of GLOBALFOUNDRIES INC.	$146	$(50)	$(9)
Non-controlling interests	(9)	(4)	5
Total other comprehensive income (loss) for the year	$137	$(54)	$(4)

Total comprehensive income (loss)
Attributable to:
Shareholders of GLOBALFOUNDRIES INC.	$1,594	$(300)	$(1,359)
Non-controlling interests	(11)	(8)	2
Total comprehensive income (loss) for the year	$1,583	$(308)	$(1,357)

See accompanying notes to consolidated financial statements

GLOBALFOUNDRIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)

	Years Ended December 31,
	2022	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$1,446	$(254)	$(1,353)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,623	1,618	2,522
Share-based payments	181	223	1
Interest and income taxes paid, net(1)	(68)	(107)	(170)
Impairment charges	—	—	23
Finance income	(51)	(6)	(3)
Finance expenses	111	114	154
Amortization of deferred income from government grants	(28)	(33)	(51)
Deferred income taxes	82	93	(38)
Gain on disposal of property, plant and equipment and other	(103)	(39)	(140)
Gain on the sale of a business	(403)	—	—
Change in assets and liabilities:
Receivables, prepayments and other assets	35	(387)	753
Inventories	(261)	(202)	(560)
Trade and other payables	60	1,819	(134)
Net cash provided by operating activities	$2,624	$2,839	$1,004

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment and intangible assets	(3,059)	(1,767)	(592)
Advances and proceeds from sale of property, plant and equipment and intangible assets	41	324	109
Purchase of investment in marketable securities	(1,302)	—	—
Proceeds from sale of marketable securities	306	—	—
Proceeds from sale of fabrication facilities and ASIC business	—	—	111
Other investing activities	(44)	(7)	6
Net cash used in investing activities	$(4,058)	$(1,450)	$(366)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of equity instruments	168	1,444	—
Repayments of shareholder loan	—	(568)	(487)
Repayments of borrowings from shareholder	—	—	(112)
Net proceeds from borrowings	971	617	2,801
Repayments of debt and finance lease obligations	(390)	(960)	(3,246)
Proceeds from government grants	93	83	312
Increase (decrease) in restricted cash	—	34	(1)
Net cash provided by financing activities	$842	$650	$(733)
Effect of exchange rate changes on cash and cash equivalents	5	(8)	6
Net increase (decrease) in cash and cash equivalents	$(587)	$2,031	$(89)
Cash and cash equivalents at the beginning of the year	2,939	908	997
Cash and cash equivalents at the end of the year	$2,352	$2,939	$908
Noncash investing and financing activities:
Amounts payable for property, plant and equipment	$901	$428	$202
Property, plant and equipment acquired through lease	$66	$97	$9
Amounts payable for intangible assets	$89	$89	$159
(1)Includes interest paid of $96 million, $101 million and $146 million for years ended December 31, 2022, 2021 and 2020, respectively, and interest received of $32 million, $1 million and $4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

See accompanying notes to consolidated financial statements

GLOBALFOUNDRIES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Share amounts and dollars in millions)

	Equity Attributable to Shareholders of GLOBALFOUNDRIES INC.
	Common Share		Additional Paid-In Capital	Loan from Shareholder	Accumulated Deficit	Hedging Reserve	Foreign Currency Translation Reserve and Investments Reserves	Total	Non- controlling Interest	Total Equity
	Shares	Amount

As of December 31, 2019	500	$10	$11,706	$11,168	$(13,869)	$10	$(5)	$9,020	—	$9,020
Share-based payments	—	—	1	—	—	—	—	1	—	1
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	64	64
Repayment of loan from shareholder	—	—	—	(487)	—	—	—	(487)	—	(487)
Net loss for the year	—	—	—	—	(1,350)	—	—	(1,350)	(3)	(1,353)
Other comprehensive loss	—	—	—	—	—	(25)	16	(9)	5	(4)
As of December 31, 2020	500	10	11,707	10,681	(15,219)	(15)	11	7,175	66	7,241
Proceeds from issuance of equity instruments	32	1	1,444	—	—	—	—	1,445	—	1,445
Share-based payments	—	—	223	—	—	—	—	223	—	223
Repayment of loan from shareholder	—	—	—	(568)	—	—	—	(568)	—	(568)
Conversion of loan from shareholder	—	—	10,113	(10,113)	—	—	—	—	—	—
Net loss for the year	—	—	—	—	(250)	—	—	(250)	(4)	(254)
Other comprehensive (loss) income	—	—	—	—	—	(42)	(8)	(50)	(4)	(54)
As of December 31, 2021	532	11	23,487	—	(15,469)	(57)	3	7,975	58	8,033
Proceeds from issuance of equity instruments	6	—	163	—	—	—	—	163	—	163
Share-based payments	10	—	181	—	—	—	—	181	—	181
Net income for the year	—	—	—	—	1,448	—	—	1,448	(2)	1,446
Other comprehensive income	—	—	—	—	—	160	(14)	146	(9)	137
As of December 31, 2022	548	$11	$23,831	—	$(14,021)	$103	$(11)	$9,913	$47	$9,960

GLOBALFOUNDRIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED December 31, 2022, 2021 AND 2020
(Dollars in millions)
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
GLOBALFOUNDRIES is a majority owned subsidiary of Mubadala Technology Investments LLC (“Shareholder”) through its subsidiaries, Mubadala Technology Investment Company and MTI International Investment Company LLC. Mubadala Technology Investments LLC is a subsidiary of Mamoura Diversified Global Holding PJSC (“MDGH”). Mubadala Investment Company PJSC (“MIC”) is the ultimate parent company. See Note 28 for further discussion of the Company’s related party disclosures.
The Company previously entered into an agreement with Semiconductor Components Industries, LLC (“ON Semiconductor”) to sell the Company’s business in East Fishkill, New York, including buildings, facilities, certain equipment, inventories, and certain contracts. Under the agreement the Company will manufacture 300mm wafers for ON Semiconductor until the end of 2023 for additional fees, allowing ON Semiconductor to increase its 300mm production at the East Fishkill fab over several years. Under the agreement, ON Semiconductor committed to minimum fixed cost payments in each year through 2023. On December 31, 2022, the Company completed the sale of the EFK business for a total purchase price of $406 million, of which $170 million was received in prior years, and the remaining $236 million received in January 2023. The Company recognized a gain upon the completion of the sale amounting to $403 million.
The consolidated financial statements were authorized by the GLOBALFOUNDRIES’ Board of Directors on April 14, 2023 to be issued and subsequent events have been evaluated for their potential effect on the consolidated financial statements through April 14, 2023.
2.Basis of Preparation
Statement of Compliance—The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements comprise the financial statements of GLOBALFOUNDRIES and its subsidiaries.

Basis of Measurement—These financial statements have been prepared on the historical cost basis except as otherwise described in the notes below.
Functional and Presentation Currency—The consolidated financial statements are presented in United States (U.S.) dollars ($), which is the Company’s functional and presentation currency.

Foreign Currency Translation—Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenue and expenses at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign operations are included in other comprehensive income (loss).
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

Basis of Consolidation—The consolidated financial statements comprise the financial statements of GLOBALFOUNDRIES and its subsidiaries. Subsidiaries are fully consolidated from the date of acquisition, being the date on which GLOBALFOUNDRIES obtains control, and continue to be consolidated until the date when such control ceases. All

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
intercompany transactions, balances, income and expenses are eliminated in full on consolidation. Wholly owned subsidiaries and controlled entities included in these consolidated financial statements are disclosed in Note 28 .
Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. Specifically, the Company controls a subsidiary if the Company (a) has power over the subsidiary, (b) is exposed, or has rights, to variable returns from its involvement with subsidiary, and (c) has the ability to use the power to affect its returns.
Profit or loss and each component of other comprehensive income (loss) (“OCI”) are attributed to the equity holder of the Company and to the non-controlling interests.
A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.
If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the consolidated statements of operations. Any investment retained is recognized at fair value.

Reclassification—Certain prior period amounts have been reclassified to conform to the current period presentation.

3. Summary of Accounting Policies, Judgements, Estimates and Assumptions
Investments in Joint Ventures—Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.
Investments in jointly controlled entities are accounted for using the equity method of accounting (herein after referred to as “equity accounted investees”) and are recognized initially at cost. The consolidated financial statements include the Company’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Company, from the date that joint control commences until the date that joint control ceases. At each reporting date, the Company determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, and then recognizes the loss as a share of profit (loss) of joint ventures and associates in the consolidated statements of operations).
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

Trade Accounts Receivable—Trade accounts receivable are recognized initially at fair value. A provision for impairment of trade accounts receivable is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable.

Financial Instruments:
Category of financial instruments and measurement
Recognition and Initial Measurement—Trade receivables are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.
A financial asset or financial liability is initially measured at fair value including transaction costs that are directly attributable to its acquisition or issuance, and are recognized at fair value in the profit and loss (“FVPL”) are expensed in consolidated statements of operations. A trade receivable without a significant financing component is initially measured at the transaction price.
Classification and Measurement—All recognized financial assets are measured based on amortized cost or fair value. The classification is based on two criteria, the Company’s business model for managing the assets and whether the instrument’s contractual cash flows represent solely payments of principal and interest (“SPPI”).
The assessment of whether contractual cash flows on debt instruments are solely comprised of principal and interest is made based on the facts and circumstances at the initial recognition of assets.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
Financial assets include trade and other receivables. These are recorded at amortized cost when such financial assets are held with the objective to collect contract cash flows that meet the SPPI criterion.
Financial assets recorded at FVPL comprise unquoted equity instruments which the Company had not irrevocably elected, at initial recognition, to classify at fair value through other comprehensive income (“FVOCI”).
Financial assets recorded at FVOCI comprise marketable securities that are quoted debt instruments when such financial assets are held with the objectives of collecting contractual cash flows and meets the SPPI criterion. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses and interest income which are recognized in the consolidated statements of operations. Interest income from these financial assets is included in finance income using the effective interest rate method.
Impairment of financial assets
The Company will record an allowance for expected credit losses (“ECL”) for all loans to related parties, marketable securities (that are quoted debt instruments), contract assets, and trade receivables and other receivables not recorded at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted to the asset’s original effective interest rate.
The Company estimated its expected credit losses for its contract assets and trade receivables at an amount equal to lifetime credit losses, while marketable securities and other receivables are measured at 12-months ECL if they are determined to have low credit risk at the reporting date.
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
In applying its strategy, from time to time, the Company uses foreign currency forward contracts to hedge certain forecasted expenses denominated in foreign currencies, primarily the Euro and Singapore Dollar. The Company hedges future cash flows for capital expenditures denominated in foreign currencies, primarily the Euro. In addition, the Company uses pay-fixed/receive-float interest rate swaps and cross-currency swaps to protect the Company against adverse fluctuations in interest rates and foreign currency rates and to reduce its exposure to variability in cash flows on the Company’s forecasted floating-rate debts and foreign currency- denominated debts. The Company also uses commodity forward contracts to hedge forecasted electricity consumption to minimize the impact of commodity price movements on the reported earnings of the Company and on future cash flows related to fluctuations of the contractually specified, separately identifiable and reliably measurable commodity risk component.
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
As such, the effective portion of the gain or loss on these contracts and swaps is reported as a component of OCI and reclassified to the consolidated statements of operations in the same line item as the associated forecasted transaction for expenses and in the same period during which the hedged item affects earnings. For hedges of capital expenditures, the amount in OCI is incorporated into the initial carrying amounts of the non-financial assets and depreciated over the average useful life of the underlying assets. Any ineffective portion of hedges for expenses or capital expenditures is immediately recorded in the consolidated statements of operations.
Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting. Any gain or loss recognized in the cash flow hedge reserve remains in equity

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
and is recognized in the consolidated statements of operations when the forecast transaction is ultimately recognized in the consolidated statements of operations. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in the consolidated statements of operations.
Derecognition of financial assets
The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity. On derecognition of a financial asset at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in the consolidated statements of operations.
On derecognition of an investment in a debt instrument at FVOCI, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in OCI is recognized in the consolidated statements of operations. However, on derecognition of an investment in an equity instrument at FVOCI, the cumulative gain or loss that had been recognized in OCI is transferred directly to retained earnings, without recycling through the consolidated statements of operations.

Intangible Assets—Technology, patent, software licenses and similar rights acquired separately are stated at cost or are adjusted to fair value when impaired. Intangible assets acquired through business combinations which include customer relationships and manufacturing and process technology, are recorded at estimated fair values at the date of acquisition. Intangible assets are amortized based on the pattern in which the economic benefits of the respective intangible asset are consumed, which is in general on a straight-line basis over their estimated useful lives of between 3 and 10 years. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

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
Impairment losses are recognized in the consolidated statements of operations and comprehensive income (loss) to the extent of the recoverable amount, measured at the present value of discounted cash flows attributable to the assets, is less than their carrying value.
If the recoverable amount subsequently increases, the impairment loss previously recognized will be reversed to the extent of the increase in the recoverable amount, provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. The impairment loss reversal is recognized immediately in the consolidated statements of operations.

Provisions—Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are mainly made up of site restoration obligations, as well as restructuring charges. The associated site restoration costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the related long-lived assets.
A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating losses are not provided for.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
The Company records site restoration obligations in the period in which they are incurred at their estimated fair value. Site restoration obligations consist of the present value of the estimated costs of dismantlement, removal, site reclamation and similar activities associated with facilities built on land held under long-term operating leases. The site restoration obligations are recorded as a liability at the estimated present value as of the related long-lived asset’s inception discounted using a pre-tax rate that reflects the current market assessment of the time value of money and risks specific to the site restoration obligations. After initial recognition, the liability is increased for the passage of time, with the increase being reflected as accretion expense in the line item “finance expenses” in the consolidated statements of operations and comprehensive income (loss). The associated site restoration costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the related long-lived asset. Subsequent adjustments in the discount rates, estimated amounts, timing and probability of the estimated future costs and changes resulting from the passage of time are recognized as an increase or decrease in the carrying amount of the liability and the related site restoration cost capitalized as part of the carrying amount of the related long-lived asset on a prospective basis. If the decrease in the liability exceeds the remaining carrying amount of the related long-lived assets, the excess is recognized in the consolidated statements of operations.

Property, Plant and Equipment—Construction in progress, property, plant and equipment are stated at historical cost, net of accumulated depreciation. The assets’ residual values and useful life are reviewed, and adjusted if appropriate, at each balance sheet date. Major additions and improvements are capitalized as appropriate, only when it is probable that future economic benefits associated with the item and the cost of the item can be measured reliably; minor replacements and repairs are charged to the consolidated statements of operations. The Company also capitalizes interest on borrowings related to eligible capital expenditures. Capitalized interest is added to the cost of qualified assets and depreciated together with that asset cost. The Company also records capital-related government grants, not subject to forfeiture, as a reduction to property, plant and equipment.
Depreciation generally begins when the asset is in the location and condition necessary for it to be capable of operating in the manner intended by management (available for use). Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Building and leasehold/land improvements	Up to 26 years (or the remaining lease term of related land on which the buildings are erected, if shorter)
Equipment	2 to 10 years
Computers	5 years
During the first quarter of 2021, we revised the estimated useful life of certain production equipment and machinery from a range of 5 to 8 years, to 10 years. We made this change to better reflect the expected pattern of economic benefits from the use of the equipment and machinery over time, based on an analysis of production equipment’s current use, historical age patterns, and future plans and technology roadmaps, as well as an analysis of industry trends and practices. The analysis concluded that an increase in useful lives was warranted, and consistent with the Company’s continuing portfolio shift from leading-edge to feature-rich trailing edge technologies. The change in estimated useful life is a change in accounting estimate that was applied prospectively from January 1, 2021.

Leasing—The Company determines if an arrangement is a lease or contains a lease at inception. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
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

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
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
The Company’s lease liabilities are separately reported in the consolidated statements of financial position under non-current portion of lease obligations and current portion of lease obligations.
Short-term leases and leases of low-value assets—The Company applies the short-term lease recognition exemption to leases that have a lease term not exceeding 12 months, or for leases of low-value assets. The payment for such leases is recognized in the Company’s consolidated statements of operations on a straight-line basis over the lease term.

Earnings Per Share—Basic earnings per share is calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share is calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding, adjusted for the effects of all potentially dilutive ordinary shares. The weighted average number of ordinary shares outstanding is increased by the number of additional ordinary shares that would have been issued by the Company assuming exercise of all options with exercise prices below the average market price for the year.

Government Grants—Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item or relates to acquisition of assets, it is recognized as deferred income and released to the consolidated statements of operations over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate and is presented as a reduction of those costs. Where the grant relates to investment tax credits, it is recognized as a reduction in the basis of the asset and released as a reduction to depreciation expense in equal amounts over the expected useful life of the related asset. Grants the Company received are primarily provided in connection with construction and operation of the Company’s manufacturing facilities, employment, research and development.

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

Deferred Tax — Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized except in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.
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

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Recent Accounting Pronouncements, Adopted:
Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform —
Phase 1 Amendments - On 1 January 2020, the Company adopted the Phase 1 amendments arising from the Interbank Offered Rate (“IBOR”) reform amendments issued in September 2019, which provides temporary relief from applying specific hedge accounting requirements to hedge relationships directly affected by IBOR reform, such that the effect is that IBOR reform should not generally cause hedge accounting to terminate.
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
The Company has evaluated the extent to which its cash flow hedging relationships are subject to uncertainty driven by IBOR reform as of December 31, 2022. The Company’s hedged items and hedging instruments continue to be indexed to the Euro Interbank offered rate (“EURIBOR”) and the London Inter-bank Offered Rate (“LIBOR”). These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual. The Company has also evaluated the extent to which contracts reference IBOR cash flows, and whether such contracts will need to be amended as a result of IBOR reform. There has been communication about IBOR reform with the counterparties. However, no amendments have been made to the Company’s existing IBOR-referenced loan and derivative contracts as of December 31, 2022.
As of December 31, 2022, there is still uncertainty about when and how replacement may occur with respect to the relevant hedged items and hedging instruments. Accordingly, the Company will continue to apply the Phase 1 amendments until the uncertainty arising from the IBOR reform with respect to the timing and the amount of the underlying cash flows that the Company is exposed to is no longer present. This uncertainty will not end until the Company’s contracts that reference IBOR are amended to specify the alternative benchmark rate and the relevant adjustment, if any. This will, in part, be dependent on the negotiation with the counterparties and the introduction of fall-back clauses which have yet to be added to the Company’s contracts.
The Company has a limited exposure to changes in the IBOR benchmark. The Company has $795 million of interest rate swaps which are in a cash flow hedge relationship of USD Equipment Financing and USD Term Loan A. Also, the Company has EUR $475 million of cross currency swaps which are in cash flow hedge relationships of EUR Equipment Financing and EUR Term Loan A.
The table below indicates the nominal amount and weighted average maturity of derivatives in hedging relationships that will be affected by IBOR reform as financial instruments transition to risk-free rates, analyzed by interest rate basis. The derivative hedging instruments provide a close approximation to the extent of the risk exposure the Company manages through hedging relationships.

As of December 31, 2022 Interest rate swaps (in millions USD)	Currency	Nominal amount	Maturity
Three-month LIBOR	USD	19	2023
Three-month LIBOR	USD	624	2024
Six-month LIBOR	USD	152	2026
Total	USD	795

Cross currency swaps (in millions Euro)
Three-month LIBOR	EUR	83	2024
Six-month LIBOR	EUR	335	2024
Six-month LIBOR	EUR	57	2026
Total	EUR	475

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements

Recent Accounting Pronouncements, Not Adopted:
The Company has not adopted the following new, revised or amended IFRS standards that have been issued by the IASB but not yet effective:
•Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) - Effective for annual periods beginning on or after January 01, 2023;
•Definition of Accounting Estimates (Amendments to IAS 8) - Effective for annual periods beginning on or after January 01, 2023;
•Deferred Tax related to Assets and Liabilities arising from a Single Transaction - Amendments to IAS 12 - Effective for annual periods beginning on or after January 01, 2023;
•Non-current Liabilities with Covenants - Amendments to IAS 1 - Effective for annual periods beginning on or after January 01, 2024; and
•Lease Liability in a Sale and Leaseback - Amendments to IFRS 16 - Effective for annual periods beginning on or after January 01, 2024.
As of the date the accompanying financial statements were authorized for issue, the Company continues to evaluate the impact on its financial position and performance as a result of the initial adoption of the aforementioned standards or interpretations and related applicable period. The Company does not anticipate the impacts of the standards effective for annual periods beginning on or after January 01, 2023 to have a material impact on the financial statements.

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
As discussed in Note 4, a change in cancellation terms in certain wafer orders during the year ended December 31, 2020, resulted in the Company no longer meeting the criteria to account for revenue recognition from contracts with customers over time. As such, the Company recognizes revenue for such modified wafer orders at the point at which control of the wafers is transferred to the customer, which is determined to be at the point of wafer shipment from the Company’s facilities or delivery to the customer location.
The Company estimates the variable consideration related to volume rebates and yield adjustments for certain contracts that may be refundable to customers through the issuance of a credit note, and accordingly, recognizes revenue in accordance with the pattern applicable to the performance obligation, subject to a constraint. The Company determines the amounts to be recognized based on the amount of potential refund required by the contract, historical experience and other surrounding facts and circumstances. These potential revenue adjustments are accrued and netted against accounts receivable on the consolidated statements of financial position.
A contract asset (“unbilled accounts receivables”) is recognized when the Company has recognized revenue, but not issued an invoice for payment. The Company has determined that unbilled receivables are not considered a significant financing component of the Company’s contracts. Contract assets are included in receivables, prepayments and other assets and transferred to receivables when invoiced (See Note 15).

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
A contract liability is recognized when the Company receives payments in advance of the satisfaction of performance obligations and are included in deferred revenue on the consolidated statements of financial position (See Note 24).This includes upfront non-refundable capacity access fees under certain long-term supply agreements with customers which are accounted for as additional wafer price considerations and recognized as revenue upon satisfaction of performance obligations for wafers over the expected term of the agreements.
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

Share-based compensation—Share-based compensation expense related to share awards is recognized based on the fair value of the awards granted. The fair value of each award is estimated on the grant date using the Black-Scholes option pricing model for options and the Monte Carlo simulation model for the Performance Share Units (“PSUs”). Both models require management to make certain assumptions of future expectations based on historical and current data. The assumptions include the expected term of the awards, expected volatility, dividend yield, and risk-free interest rate. The expected term represents the amount of time that awards granted are expected to be outstanding, based on forecasted exercise behavior. The option pricing model requires the input of highly subjective assumptions, including the estimated fair value of the Company’s stock, expected term of the option, expected volatility of the price of the Company’s shares, risk free interest rate and the expected dividend yield of ordinary shares. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The Company estimates the expected forfeiture for options utilizing historical data, and only recognizes expense when a defined liquidity event (change in control or IPO) is deemed probable on the number of awards that are expected to vest. After applying a forfeiture estimate during each reporting period for when the options are probable of vesting, the Company recognizes expense on a graded attribution basis for each tranche of the award over the period from the grant date to the later of the one-year anniversary of estimated time following a liquidity event or the legal vesting dates (see Note 29).
The grant date fair value of equity-settled share-based payment awards granted to employee is recognized as an employee benefit expense, with a corresponding increase in equity, over the vesting period of the awards, The amount recognized as an expense is adjusted to reflected the number of awards for which the service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual performance.
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
A package of modifications might include several changes to the terms of a grant, some of which are favorable to the employee and some not. In the event the net effect is not beneficial to the employee, cancellation accounting will be applied. Cancellations or settlements of equity-settled share-based payments during the vesting period by the Company are accounted for as accelerated vesting; therefore, the amount that would otherwise have been recognized for services received is recognized immediately.
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities,

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
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
In valuing the Company’s ordinary shares, management determined the equity value of the Company’s business using various valuation methods including combinations of income and market approaches. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in the Company’s industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in the Company’s cash flows. For the market approach, the Company reviews the performance of a set of guideline comparable public companies, and considers the guideline companies’ various financial characteristics, including size, profitability, balance sheet strength, and diversification as compared to the Company. Subsequent to IPO, the fair value of the ordinary shares is determined based on market share price.
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

Income Taxes and Realization of Deferred Income Tax Asset—In determining taxable income for financial statement reporting purposes, management makes certain estimates and judgments specific to taxation issues. These estimates and judgments are applied in the calculation of certain tax liabilities and in the determination of the recoverability of deferred tax assets, which arise from temporary differences between the recognition of assets and liabilities for income tax and financial statement reporting purposes.
Deferred taxes are recognized for unused losses, among other factors, to the extent that it is probable that taxable profit will be available against which the losses can be utilized.
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

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
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

Changes in estimates—We regularly assess the estimated useful lives of our property, plant, and equipment. Based on our assessment of the longer product life cycles, the versatility of production equipment to provide better flexibility to meet changes in customer demands, and the ability to re-use production equipment over several technology cycles, we revised the estimated useful lives of our 200mm and 300mm production equipment from 5 and 8 years, respectively, to 10 years, beginning the first quarter of 2021. As a result, this benefited loss before income taxes by approximately $628 million for the year ended December 31, 2021. This change increased the Company’s total basic and diluted earnings per share by approximately $1.24 for the year ended December 31, 2021.
4.Net Revenue
The following table presents the Company’s revenue disaggregated based on revenue source and timing of revenue recognition. The Company believes these categories best depict how the nature and timing of revenue.

(in millions)	2022	2021	2020
Type of goods and services:
Wafer fabrication	$7,627	$6,204	$4,440
Engineering and other pre-fabrication services	481	381	411
	$8,108	$6,585	$4,851

Timing of revenue recognition:
Revenue recognized over time	$445	$357	$4,228
Revenue recognized at a point in time	7,663	6,228	623
	$8,108	$6,585	$4,851
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
In 2020, the Company recognized a cumulative decrease in revenue of $315 million and a corresponding decrease in unbilled accounts receivable, and a cumulative decrease in cost of revenue of $226 million and a corresponding increase in inventories, with a net decrease in gross margin of $60 million on the impacted outstanding purchase orders on the date of contract modification.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
5.Cost of Revenue

(in millions)	2022	2021	2020
Depreciation of PPE and amortization of intangible assets (1)	$1,468	$1,422	$2,187
Inventory changes and materials costs and other	1,834	1,726	1,187
Staff costs, maintenance costs, and utilities(2)	2,567	2,424	2,189
	$5,869	$5,572	$5,563
(1)Amounts are net of amortization of government grants relating to assets. See Note 12 for the detailed movements of property, plant and equipment.
(2)Staff costs, maintenance costs, and utilities costs include share-based compensation of $64 million, $55 million and $0 for share options for the year ended December 31, 2022, 2021 and 2020, respectively.
6.Research and Development Expenses

(in millions)	2022	2021	2020
Staff costs, maintenance costs, and utilities(1)	$247	$257	$230
Depreciation of PPE and amortization of intangible assets	110	147	220
Other (2)	125	74	26
	$482	$478	$476
(1)Staff costs, maintenance costs, and utilities costs include share-based compensation of $27 million, $22 million and $0 for share options for the year ended December 31, 2022, 2021 and 2020, respectively.
(2)Other primarily includes material costs and net (income) expenses related to research funding agreements and wafer, labor, software license costs allocated (to) and from cost of revenue.

7.Selling, General and Administrative Expenses

(in millions)	2022	2021	2020
Staff costs, maintenance costs, and utilities (1)	$417	$537	$340
Depreciation of PPE and amortization of intangible assets	45	49	115
Other (2)	34	9	(10)
	$496	$595	$445
(1)Staff costs, maintenance costs, and utilities costs include share-based payments of $92 million, $152 million and $1 million for share options for the year ended December 31, 2022, 2021 and 2020, respectively. See Note 3 for further discussion on the timing of expense recognition.
(2)Other primarily includes net professional charges, marketing expenses and facility costs. Real estate transfer taxes are also included in Other.
8.Restructuring
In the fourth quarter 2022, the Company’s management approved and commenced a restructuring plan aimed to realign the Company’s business and strategic priorities. This worldwide restructuring plan included a reduction in the number of full-time employees, as well as a reduction in leased workspaces and engagement of consultants for strategic support.
The Company incurred $94 million of restructuring charges in 2022 which includes $3 million of accelerated share-based compensation expense. These expenses are included in restructuring charges in the Company’s consolidated statements of operations, and unpaid amounts are included in provisions within current liabilities on the consolidated statements of financial position. The accelerated share-based compensation of $3 million impacted equity.
The changes to the restructuring provisions recorded on the consolidated statements of financial position as of December 31, 2022, are summarized as follows:

(in millions)	2022
Beginning balance as of December 31, 2021	—
Provision	$91
Amounts paid	$(5)
Ending balance as of December 31, 2022	$86

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements

The actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people invoiced and the final termination benefits. The Company expects to complete the restructuring initiative over the next twelve months.

9.Finance Expenses

(in millions)	2022	2021	2020
Interest on long-term debt	$69	$72	$98
Interest on lease obligations	23	27	35
Commitment fees and amortization of debt issuance costs	13	12	18
Accretion costs and other	6	3	3
Total finance expenses	$111	$114	$154

10.Gain on Sale of a Business
In April 2019, the Company entered into an Asset Purchase Agreement with Semiconductor Components Industries, LLC (“ON Semiconductor”) pursuant to which the Company agreed to transfer substantially all the assets and employees related to our East Fishkill (“EFK”) business. On December 31, 2022, the Company completed the sale of the EFK business for a total purchase price of $406 million, of which $170 million was received in prior years, and the remaining $236 million received in January 2023. The Company recognized a gain upon the completion of the sale amounting to $403 million after derecognition of net liabilities of $9 million.
The following is the breakdown of the net liabilities that were derecognized:

(in millions)	December 31, 2022
Property, plant and equipment	$83
Inventories	43
Total Assets	126
Lease liabilities	(47)
Other current and non-current liabilities	(88)
Total Liabilities	(135)
Net Liabilities	$(9)

11.Other Income (Expense), Net

(in millions)	2022	2021	2020
Gain on legal settlement(1)	$—	$—	$294
Gain on remeasurement of existing equity interests	—	—	38
Other(2)	$22	(8)	110
Total other income (expense), net	$22	$(8)	$442
(1)On April 10, 2020, under the terms of a settlement agreement, the Company received a settlement and recorded total gains of $294 million related to this settlement for the year ended December 31, 2020.
(2) Relates primarily to share of profits of joint ventures, gains and losses related to hedging activities and gains on the sales of property, plant and equipment and intangible assets.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
12.Property, Plant And Equipment

(in millions)	Land and Land Improvements	Building and Leasehold Improvements	Equipment	Computer	Construction in Progress	Total
Cost
As of December 31, 2020	$104	$7,441	$22,039	$411	$451	$30,446
Additions(1)	26	71	33	1	1,794	1,925
Transfers from construction in progress	—	116	677	28	(821)	—
Disposals	—	(46)	(371)	(5)	(1)	(423)
Effects of exchange rate changes	—	(6)	(28)	—	—	(34)
As of December 31, 2021	130	7,576	22,350	435	1,423	31,914
Additions(1)	—	67	27	—	3,564	3,658
Transfers from construction in progress	1	409	935	21	(1,366)	—
Disposals	(8)	(182)	(725)	(17)	(237)	(1,169)
Effect of exchange rate changes	(1)	(3)	(18)	—	—	(22)
As of December 31, 2022	$122	$7,867	$22,569	$439	$3,384	$34,381
Accumulated Depreciation and Impairment
As of December 31, 2020	$31	$3,866	$17,952	$364	$7	$22,220
Additions(1)	6	444	936	25	—	1,411
Disposals	—	(44)	(362)	(5)	—	(411)
Effects of exchange rate changes	—	—	(19)	—	—	(19)
As of December 31, 2021	$37	$4,266	$18,507	$384	$7	$23,201
Additions(1)	6	443	975	23	—	1,447
Disposals	(4)	(164)	(674)	(16)	—	(858)
Effect of exchange rate changes	—	(1)	(4)	—	—	(5)
As of December 31, 2022	$39	$4,544	$18,804	$391	$7	$23,785

Net book value as of December 31, 2021	$93	$3,310	$3,843	$51	$1,416	$8,713

Net book value as of December 31, 2022	$83	$3,323	$3,765	$48	$3,377	$10,596
(1)     The Company earned investment tax credits related to the Company’s construction of a wafer fabrication facility in Saratoga County, New York (which were netted against additions relating to Building and Leasehold Improvements and Equipment). These credits were generally earned based on when the related assets were placed in service. The Company recorded the investment tax credits as a reduction of property and equipment costs. As of December 31, 2022, and 2021, the investment tax credits included in property and equipment amounted to $179 million and $214 million, respectively.

The gross amount of assets recorded under right-of-use (“ROU”) leases, which are included in property, plant and equipment amounted to $888 million and $907 million as of December 31, 2022 and 2021, respectively. The net carrying value of ROU leases amounted to $282 million and $305 million as of December 31, 2022 and 2021, respectively. Amortization of ROU assets is included in depreciation expense. Depreciation expense for the years ended December 31, 2022, 2021 and 2020 for all ROU assets was $82 million, $81 million and $57 million respectively.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
Depreciation expenses on property, plant and equipment are as follows:

(in millions)	2022	2021	2020
Cost of revenue	$1,377	$1,309	$2,087
Research and development expenses	40	73	121
Selling, general and administrative expenses	30	29	30
Total	$1,447	$1,411	$2,238
13.Goodwill and Intangible Assets

Cost (in millions)	Technology, Licenses and Similar Rights	Software	Patents	Goodwill	Others	Total

As of December 31, 2020	$1,249	$280	$234	$18	$132	$1,913
Additions	33	4	—	—	—	37
Disposals	(80)	—	(5)	—	—	(85)
As of December 31, 2021	1,202	284	229	18	132	1,865
Additions	62	96	—	—	5	163
Disposals	(47)	(12)	(3)	—	—	(62)
As of December 31, 2022	$1,217	$368	$226	$18	$137	$1,966

Accumulated Amortization
As of December 31, 2020	$785	$263	$186	$—	$131	$1,365
Additions	162	15	30	—	—	207
Disposals	(80)	—	(4)	—	—	(84)
As of December 31, 2021	867	278	212	—	131	1,488
Additions	150	10	16	—	—	176
Disposals	(46)	(12)	(3)	—	—	(61)
As of December 31, 2022	$971	$276	$225	$—	$131	$1,603

Net book value as of December 31, 2021	$335	$6	$17	$18	$1	$377

Net book value as of December 31, 2022	$246	$92	$1	$18	$6	$363

Amortization expenses on intangible assets are as follows:

(in millions)	2022	2021	2020
Cost of revenue	$91	$113	$100
Research and development expenses	70	74	99
Selling, general and administrative expenses	15	20	85
Total	$176	$207	$284
14.Income Taxes
For tax reporting purposes, the Company consolidates its entities under GLOBALFOUNDRIES Inc., a Cayman Islands entity as described in Note 1. Accordingly, the Company has presented the domestic portion of the disclosures below based on its country of domicile in the Cayman Islands.
As a Cayman Islands corporation, the Company’s domestic statutory income tax rate is 0.00%. The difference between the Company’s domestic statutory income tax rate and its (provision) benefit for income taxes is due to the effect of the tax rates

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
in the other jurisdictions in which the Company operates. Principally, for the years ended December 31, 2022 and 2021, the Company is subject to United States’ federal and state taxes with a combined statutory tax rate of 22.1% and 22.1%, respectively; German corporation and trade taxes with a combined statutory tax rate of 31.6%; and Singapore’s statutory tax rate of 17%.
Income tax benefit (expense) consisted of the following:

(in millions)	December 31, 2022	December 31, 2021	December 31, 2020
Current income tax expense:
Current income tax benefit (expense)	$(14)	$2	$(29)
Adjustments in respect of current income tax of previous year	(5)	(1)	—
Deferred tax
Net operating and investment allowance carryforwards	(44)	(78)	35
Currency effect on non-monetary assets of subsidiary	(12)	(37)	43
Other change in temporary differences	(11)	36	(37)
Income tax benefit (expense) reported in the consolidated statements of operations	$(86)	$(78)	$12
A reconciliation between tax benefit and accounting profit multiplied by the Company’s statutory rate of 0.0% is as follows:

(in millions)	December 31, 2022	December 31, 2021	December 31, 2020
Income (Loss) before income taxes	$1,532	$(176)	$(1,365)
Tax at Enacted Statutory Rate	$—	$—	$—
Foreign tax rate differential	(98)	(75)	59
Adjustments in respect to current income tax of previous years	(5)	(1)	—
Government grants exempt from tax	7	5	13
Deductible expense for tax purpose	—	(1)	(8)
Impact of unrecognized deferred tax assets	57	9	(63)
Non-deductible expenses for tax purposes	(21)	(4)	—
Effects of foreign exchange gains (loss)	(14)	(22)	40
Impact of change in liability for uncertain tax positions	1	7	9
Withholding Tax	(11)	—	(34)
Other effects	(2)	4	(4)
Income tax benefit (expense)	$(86)	$(78)	$12
Effective income tax rate	(5.6)%	44.3%	(0.9)%

The Company has determined that it is probable that 100% of deferred tax assets can be realized in Singapore. The Company has determined that realization of deferred taxes associated with loss carryforwards is limited to reserves for uncertain tax positions in the United States that would generate future taxable income, and deferred tax assets resulting from consolidation of AMTC and BAC.
In 2020, Singapore recorded a tax benefit of $64 million (included under “Foreign tax rate differential” of $59 million) relating to a revaluation of deferred tax liabilities after satisfying investment conditions necessary for an extension of a lower tax rate incentive during the year. The conditions that were required for the reduced tax rate related to fixed asset investment, increased wafer production, targeted research projects, and increased employment.
In 2020, the Company recorded withholding tax amounting to $34 million, triggered primarily from a legal settlement.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
Components of the Company’s deferred tax assets and liabilities are attributable as follows:

(in millions)	December 31, 2022	December 31, 2021
Accelerated depreciation on property, plant and equipment	$(18)	$(458)
Losses, credits and investment allowances available for offsetting against future taxable income	277	394
Accrued expenses	16	349
Inventory	1	65
Other comprehensive income	(8)	—
Currency effect	—	(8)
Deferred income	—	10
Other	(2)	(1)
Net deferred tax assets	$266	$351

The net deferred tax assets as of December 31, 2022 have been adjusted to reflect a change in classification methodology primarily impacting accrued expenses and accelerated depreciation on property, plant and equipment. There is no change to presentation for balances as of December 31, 2021.

The classification of the net deferred tax assets (liabilities) in the statements of financial position is as follows:

(in millions)	December 31, 2022	December 31, 2021
Deferred tax assets	$292	$353
Deferred tax liabilities(1)	(26)	(2)
Net deferred tax assets	$266	$351
(1) Included in Other non-current liabilities in the statements of financial position.

Total unrecognized deferred tax assets as of December 31, 2022 and 2021 was $3,708 million and $3,355 million, respectively. The Company does not anticipate any significant changes to the total amounts of unrecognized deferred tax assets within the next 12 months of the reporting date. Deferred tax assets have not been recognized in respect to these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits.
As of December 31, 2022 and 2021, the Company has accumulated corporate losses in Germany of $1,132 million and $1,182 million, respectively, and trade tax losses in Germany of $851 million and $898 million, respectively. Except for a fully deductible base amount, utilization of German net operating loss carryforwards is limited to 60% of taxable income in any one year. German net operating losses do not expire with the passage of time, but may forfeit partially or completely as a result of legal entity restructurings.
As of December 31, 2022 and 2021, the Company has unutilized capital allowances on the property and equipment held in Singapore of $713 million and $1,169 million, respectively, and unutilized tax losses available for carryforward of $58 million and $58 million, respectively. Under Singapore tax law, unutilized capital allowances and unutilized tax losses are deductible to the extent of income available. Unutilized capital allowances and unutilized tax losses can be carried forward indefinitely subject to compliance with the conditions that there is no substantial change in shareholders and no change in the Company’s principal activities, where applicable. As of December 31, 2022 and 2021, the Company has investment allowances of $843 million and $843 million, respectively in Singapore which can be carried forward indefinitely. These carryforward tax attributes have been fully recognized as deferred tax assets.
As of December 31, 2022 and 2021, the Company has gross operating loss carryforwards in the United States of $7,307 million and $8,066 million, respectively; $5,762 million will expire in years 2029 through 2037. As of December 31, 2022 and 2021, the Company has $822 million and $854 million, respectively of California gross operating loss carryforwards and, in the other states in which it operates, it has gross operating loss carryforwards of $885 million and $963 million, respectively. The state carryforwards expire beginning in 2023. In addition, the Company has U.S. research and development tax credit carryforwards of $157 million and $146 million for the years December 31, 2022 and 2021, respectively, that will expire in years 2030 through 2042. The Company has California research and development tax credits of $17 million and $15 million as of December 31, 2022 and 2021, respectively, that do not expire. In addition, the Company has nonrefundable New York Empire Zone credit carryforwards of $1,115 million and $1,115 million as of December 31, 2022 and 2021, respectively, that do not expire. Five other states have research and development tax credits, Texas, Minnesota, Vermont, North Carolina, and

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
New Jersey for which the Company has calculated a total credit carryforward of $8 million and $8 million for the years December 31, 2022 and 2021, respectively. These credits have a carryforward that expire between 2030 through 2042. These carryforward attributes have not been recognized as deferred tax assets.
At December 31, 2022 and 2021, no deferred tax liabilities were recorded for taxes that would be payable on the undistributed earnings of the Company’s subsidiaries. It is the Company’s intention to indefinitely reinvest the undistributed earnings of its foreign subsidiaries. The cash that is permanently reinvested is typically used to expand operations.
A reconciliation of deferred taxes, net is as follows:

(in millions)	December 31, 2022	December 31, 2021

Beginning balance	$351	$435
Tax expense recognized to consolidated statements of operations	(67)	(79)
Tax benefit (expense) recognized to other comprehensive income (loss)	(18)	3
Uncertain tax positions and others	—	(8)
Ending balance	$266	$351
As of December 31, 2022 and 2021, the Company’s current tax receivables were $1 million and $0, respectively, related to its subsidiaries in Europe.
As of December 31, 2022 and 2021, the Company’s current income tax payable of $14 million and $14 million, respectively, is composed of $2 million, $3 million, $9 million and $2 million, $3 million, $9 million for entities incorporated in Europe, the United States/Cayman Islands and Singapore, respectively. The current income tax payable amounts include the following uncertain tax provisions: $0 in the United States for December 31, 2022 and $0 for December 31, 2021; $8 million and $9 million in Singapore for December 31, 2022 and 2021; $3 million and $0 in Europe for December 31, 2022 and 2021, respectively, for exposure arising from unutilized capital allowances and domestic related party transactions. Europe had no current income taxable amounts included in uncertain tax provisions for either December 31, 2022 or 2021.
15.Receivables, Prepayments and Other Assets

(in millions)	December 31, 2022	December 31, 2021
Current:
Trade receivables, other than related parties(1)	$824	$872
Other receivables	497	238
Unbilled accounts receivable(2)	24	43
Receivables from government grant	52	47
Receivables from related parties (Note 28)	11	8
Other current financial assets	79	23
Total	$1,487	$1,231
Non-current:
Advances to suppliers(3)	235	199
Non-trade receivables	10	13
Payment in Lieu of Tax (“PILOT”’) Bonds	11	8
Other	25	34
Total	$281	$254

(1)The Company’s trade receivables, other than related parties, are all classified as current and are expected to be collected within one year. The Company’s provision for sales returns was not material for either for the years ended December 31, 2022 or 2021. See the table below for the aging of the Company’s trade receivables, other than related parties.
(2)Unbilled accounts receivable represents amounts recognized on revenue contracts less associated advances and progress billings. These amounts will be billed in accordance with the agreed-upon contractual terms or upon shipment of products or rendering services.
(3)Primarily represents advances to supplier to offset against future purchases.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
The following table presents the activities in unbilled accounts receivable as of December 31, 2022 and 2021:

(in millions)	December 31, 2022	December 31, 2021
Beginning balance	$43	$62
Revenue recognized during the year	87	44
Amounts invoiced	(106)	(69)
Other	—	6
Ending balance	$24	$43
The following table presents the aging of accounts receivable as of December 31, 2022 and 2021:

(in millions)	December 31, 2022	December 31, 2021
Receivables neither past due nor impaired	$708	$830
Receivables past due—not impaired individually:
Less than 30 days	83	41
31 to 60 days	22	—
61 to 90 days	11	—
90 to 120 days	—	1
	$824	$872
16.Inventories
The Company records inventories at the lower of cost or net realizable value for finished goods, work-in-progress, raw materials, and supplies. The Company makes inventory write-downs on an item-by-item basis, except where it may be appropriate to group similar or related items.

(in millions)	December 31, 2022	December 31, 2021
Work in progress	$1,079	$961
Raw materials and supplies	375	260
Inventory reserves	(115)	(100)
Total	$1,339	$1,121
The following table presents the movement in the inventory reserves:

(in millions)	December 31, 2022	December 31, 2021
Beginning balance	$100	$243
Additions(1)	88	126
Written-off and scrapped	(35)	(29)
Elimination of reserves upon sale of inventory	(38)	(240)
Ending balance	$115	$100
(1)This includes additional inventory reserve of $26 million arising from the adjustment to cost of revenue recorded by the Company in 2021 in conjunction with the modification of its customer contracts as discussed in Note 4.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
17.Other Financial Assets And Liabilities
The following foreign currency forward contracts are outstanding at December 31, 2021 and 2022 (in millions, except average foreign currency/US$):

	Fair Value of Derivative Instruments
Derivative Instruments	Other Current Financial Assets	Other Non-current Financial Assets	Other Current Financial Liabilities	Other Non-current Financial Liabilities	Notional Amount	Average Foreign Currency/ US$	Average Strike Price	Maturity
Outstanding as of December 31, 2021:
Forward contracts:
Euro forward contracts (receive euros/pay US$)	$4	$—	$(38)	$—	$1,240	0.86	—	2022 - 2023
Singapore dollar forward contracts (receive Singapore$/pay US$)	3	—	(3)	—	858	1.35	—	2022
Japanese yen forward contracts (receive Japanese yen/pay US$)	2	—	(7)	—	300	112.77	—	2022 - 2023
Interest rate swaps	—		—	(8)	993	—	0.382% - 1.731%	2023 - 2026
Cross currency swaps (receive euros/pay US$)	—	—	—	(4)	551	0.89	3.834% - 4.182%	2024 - 2026
Cross currency swaps (receive Singapore $/pay US$)	—	—	—	(4)	109	1.37	1.830% - 1.941%	2028
Commodity hedge	14	2	(1)	(1)	96	—	—	2022 - 2023
Total	$23	$2	$(49)	$(17)	$4,147

Outstanding as of December 31, 2022:
Forward contracts:
Euro forward contracts (receive Euros/Pay US$)	$46	$3	$(32)	$—	$1,203	0.94	—	2023 - 2024
Singapore dollar forward contracts (receive Singapore$/pay US$)	15	—	(1)	—	496	1.37	—	2023
Japanese yen forward contracts (receive Japanese yen/pay US$)	18	—	(20)	—	236	127.22	—	2023 - 2024
Interest rate swaps	—	42	—	—	795	—	0.382% - 1.731%	2023 - 2026
Cross currency swaps (receive euros/pay US$)	—	2	—	(3)	535	0.89	3.834% - 4.182%	2024 - 2026
Cross currency swaps (receive Singapore $/pay US$)	—	51	—	—	796	1.37	1.830% - 1.941%	2028
Commodity hedge	—	—	(8)	(2)	47	—	512.56	2023
Total	$79	$98	$(61)	$(5)	$4,108

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
The following table presents the fair values and locations of these derivative instruments recorded in the consolidated statements of financial position:

	Fair Value of Derivative Instruments
	Assets Derivatives		Liabilities Derivatives
(in millions)	Statement of Financial Position Location	Fair Value	Statement of Financial Position Location	Fair Value
As of December 31, 2021:
Derivatives designated as hedging instruments
- foreign currency forward contracts	Other current financial assets	$6	Other current financial liabilities	$(46)
- interest rate swaps	Other non-current financial assets		Other non-current financial liabilities	(8)
- cross currency swaps	Other non-current financial assets	—	Other non-current financial liabilities	(8)
- commodity hedge	Other current financial assets	14	Other current financial liabilities	(1)
	Other non-current financial assets	2	Other non-current financial liabilities	(1)
Derivatives not designated as hedging instruments
- foreign currency forward contracts	Other current financial assets	3	Other current financial liabilities	(2)
Total derivatives		$25		$(66)
As of December 31, 2022:
Derivatives designated as hedging instruments
- foreign currency forward contracts	Other current financial assets	$69	Other current financial liabilities	$(52)
	Other non-current financial assets	3
- interest rate swaps	Other non-current financial assets	42	Other non-current financial liabilities	—
- cross currency swaps	Other non-current financial assets	53	Other non-current financial liabilities	(3)
- commodity hedge	Other current financial assets	—	Other current financial liabilities	(8)
	Other non-current financial assets	—	Other non-current financial liabilities	(2)
Derivatives not designated as hedging instruments
- foreign currency forward contracts	Other current financial assets	10	Other current financial liabilities	(1)
Total derivatives		$177		$(66)

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
The following table presents the effect of derivatives designated as hedging instruments on the consolidated statements of operations and comprehensive income (loss) (net of tax):
As of December 31, 2022, the estimated amount of loss from cash flow hedges currently retained in consolidated statements of comprehensive income (loss) expected to be reclassified into consolidated statements of operations within the next 12 months is approximately $17 million.

(in millions)	Amount of Gains (Losses) Recognized in Accumulated OCI on Derivatives (effective Portion)	Amount of Gains (Losses) Reclassified from Accumulated OCI to cost of Property, Plant and Equipment	Location of Gains (Losses) Reclassified from Accumulated OCI into Income (Effective Portion)	Amounts of Gains (Losses) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gains (Losses) Recognized into Income (Ineffective Portion)	Amount of Gain (Losses) Recognized into income (Ineffective Portion)
Year ended December 31, 2021
Derivatives designated as hedging instruments— Forward currency forward contracts	$(76)	$(6)	Cost of revenue and operating expenses	$11	Selling, general and administrative expenses	$1
Derivatives designated as hedging instruments— Interest rate swaps	21	—	Finance expense	(5)	Selling, general and administrative expenses	—
Derivatives designated as hedging instruments— Cross currency swaps	(2)	—	Cost of revenue and operating expenses	(10)	Selling, general and administrative expenses	(1)
Derivatives designated as hedging instruments – Commodity hedge	29	—	Cost of revenue and operating expenses	24	Selling, general and administrative expenses	—

Year ended December 31, 2022
Derivatives designated as hedging instruments— Forward currency forward contracts	$(105)	$(93)	Cost of revenue and operating expenses	$(76)	Other income (expense)	(5)
Derivatives designated as hedging instruments— Interest rate swaps	55	—	Finance expense	6	Other income (expense)	—
Derivatives designated as hedging instruments— Cross currency swaps	72	—	Cost of revenue and operating expenses	—	Other income (expense)	4
Derivatives designated as hedging instruments – Commodity hedge	(5)	—	Cost of revenue and operating expenses	26	Other income (expense)	(8)

The following table presents the effect of derivatives not designated as hedging instruments on the consolidated statements of operations and comprehensive income (loss):

(in millions)	Location of Gains (Losses) Recognized in Income on Derivative	Amount of Gains (Losses) Recognized in Income on Derivative
Year ended December 31, 2020
Derivatives not designed as hedging instruments—foreign currency forwards contracts	Selling, general and administrative expenses	$6

Year ended December 31, 2021
Derivatives not designed as hedging instruments—foreign currency forwards contracts	Selling, general and administrative expenses	$(17)

Year ended December 31, 2022
Derivatives not designed as hedging instruments—foreign currency forwards contracts	Other income (expense)	$(22)

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
18.Cash And Cash Equivalents

(in millions)	December 31, 2022	December 31, 2021
Cash balances on hand and at banks	990	764
Investments in money market funds	953	2,150
Time deposits	401	25
Other cash and cash equivalents	8	—
Total	$2,352	$2,939
Movements in cash and cash equivalents are presented in the Company’s consolidated statements of cash flows.
The following are the reconciliation of assets, liabilities and equity arising from financing activities:

			Non-cash changes
(in millions)	As of December 31, 2020 Assets (Liabilities and Equity)	Cash Flows Inflows/ (Outflows)	Addition	Foreign exchange movement	Others	As of December 31, 2021 Assets (Liabilities and Equity)
Restricted cash	$36	$(34)	$—	$—	$(1)	$1
Government grants receivable(1)	30	(41)	60	(2)	—	$47
Other receivables	42	(41)	1	(1)	(2)	$(1)
Debt	(2,338)	264	—	51	10	$(2,013)
Lease obligations	(465)	78	(52)	12	1	$(426)
Loan from shareholder	(10,681)	568	—	—	10,113	$—
Share capital	(10)	(1)	—	—	—	$(11)
Additional Paid-In Capital	(11,708)	(1,443)	(10,113)	—	(223)	$(23,487)
Total	$(25,094)	$(650)	$(10,104)	$60	$9,898	$(25,890)

			Non-cash changes
(in millions)	As of December 31, 2021 Assets (Liabilities and Equity)	Cash Flows Inflows/ (Outflows)	Addition	Foreign exchange movement	Others	As of December 31, 2022 Assets (Liabilities and Equity)
Restricted cash	$1	$—	$—	$—	$—	$1
Government grants receivable(2)	47	(93)	18	(1)	81	$52
Other receivables	(1)	—	—	—	—	$(1)
Debt	(2,013)	(670)	(6)	10	168	$(2,511)
Lease obligations	(426)	89	(18)	9	1	$(345)
Share capital	(11)	—	—	—	—	$(11)
Additional Paid-In Capital(3)	(23,487)	(168)	—	—	(176)	$(23,831)
Total	$(25,890)	$(842)	$(6)	$18	$74	$(26,646)
(1)Government grant receivable amounting to $47 million is included in receivables, prepayments and other assets in the consolidated statements of financial position as of December 31, 2021
(2)Government grant receivable amounting to $52 million is included in receivables, prepayments and other assets in the consolidated statements of financial position as of December 31, 2022
(3)On October 1, 2021, the Company’s board approved the conversion of the Shareholder Loans (defined below) to additional paid-in-capital, and on October 3, 2021, the Company executed an agreement with Mubadala Investment Company PJSC (“Mubadala”) to convert the remaining $10.1 billion of the Shareholder Loan balance into additional paid-in-capital (“the Conversion”). The Conversion did not have an impact on shares outstanding or have any dilutive effects, as no additional shares were issued.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
Geographical concentration of cash and cash equivalents is as follows:

(in millions)	December 31, 2022	December 31, 2021
United States of America	$484	$1,357
Republic of Singapore	1,775	1,485
Other	93	97
Total	$2,352	$2,939
19.Issued Capital and Reserves
Share Capital— On September 12, 2021, the Company effected a 1-for-2 reverse share split, which was approved by our board of directors on September 9, 2021.
On October 27, 2021, the Company completed an initial public offering, issuing 30,250,000 ordinary shares, as well as 1,595,744 ordinary shares in a concurrent private placement agreement.
As of December 31, 2022, there were 1,300 million ordinary shares and 200 million preferred shares with a par value of $0.02 authorized, and 548 million ordinary shares issued and outstanding.
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
20.Long-Term Debt

(in millions)	December 31, 2022	December 31, 2021
Current:
Term loans	$223	$297
Non-current:
Term loans	2,288	1,716
Total	$2,511	$2,013
The above balances are net of $12 million and $18 million of unamortized debt issuance costs for the years ended December 31, 2022 and 2021, respectively.
Movements in interest bearing borrowings during the reporting period were as follows:

(in millions)	December 31, 2022	December 31, 2021
Opening balance	$2,013	$2,338
New loans and borrowings	971	618
Repayments	(301)	(882)
Other	(172)	(61)
Ending balance	$2,511	$2,013

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
Terms and Debt Repayment Schedule
The following table summarizes term loan facilities. The below arrangements are all considered to be secured.

Description	Currency	Nominal Interest Rate	Interest Payment Terms	Principal Payment Terms	Year of Maturity	2022 Carrying Amount	2021 Carrying Amount
2018 Tool Equipment Purchase and Lease Financing(1)	USD	LIBOR + 1.60%	Quarterly	Quarterly	2023	19	75
2019 Tool Equipment Purchase and Lease Financing(2)	USD	LIBOR + 1.75%	Quarterly	Quarterly	2024	85	84
2019 USD Dresden Equipment Financing(3)	USD	LIBOR + 1.75%	Semi-Annual	Semi-Annual	2024	36	36
2020 USD Equipment Financing(4)	USD	LIBOR + 1.90%	Quarterly	Quarterly	2025	59	59
2019 EUR Dresden Equipment Financing(3)	EUR	EURIBOR + 1.75%	Semi-Annual	Semi-Annual	2026	13	14
Various(5)	EUR, USD	Various	Various	Various	2024-2026	11	29
Current total						223	297
Non-current:
2019 Tool Equipment Purchase and Lease Financing(2)	USD	LIBOR + 1.75%	Quarterly	Quarterly	2024	21	106
2019 USD Dresden Equipment Financing(3)	USD	LIBOR + 2.25%	Semi-Annual	Semi-Annual	2026	108	144
2020 USD Equipment Financing(4)	USD	LIBOR + 1.90%	Quarterly	Quarterly	2025	93	152
USD Term Loan A	USD	LIBOR + 2.90%	Quarterly	Semi-Annual	2025	649	647
EUR Term Loan A	EUR	EURIBOR + 2.60%	Quarterly	Semi-Annual	2025	89	94
2019 EUR Dresden Equipment Financing(3)	EUR	EURIBOR + 1.75%	Semi-Annual	Semi-Annual	2026	387	423
2021 SGD EDB Loan	SGD	1.40%	Semi-annual	Semi-annual	2041	923	90
Various	EUR, USD	Various	Various	Various	2024-2027	18	60
Non-current total						2,288	1,716
Total						$2,511	$2,013
(1)On March 2, 2018, GLOBALFOUNDRIES SINGAPORE PTE, LTD. (“GFS”) entered into several Equipment Purchase and Lease Agreements with four banks to sell and leaseback certain semiconductor manufacturing equipment located in GFS’ Fabs in Singapore for a total of $375 million. The total minimum lease payments amount to $375 million, to be paid in equal quarterly installments through March 1, 2023.
(2)On January 21, 2019, GFS entered into several Equipment Purchase Agreements and Lease Agreements with five banks to sell and leaseback certain semiconductor manufacturing equipment located in GFS’ Fabs in Singapore for a total of $425 million.
(3)On October 31, 2019, the Company, GLOBALFOUNDRIES Dresden Module One Limited Liability Company & Co., KG. and GLOBALFOUNDRIES Dresden Module Two Limited Liability Company & Co. KG. entered into a term facilities agreement with Bank of America Merrill Lynch International Designated Activity Company and ING Bank, a branch of ING-DIBA AG, as coordinating mandated lead arrangers, and Bank of America Merrill Lynch International Designated Activity Company as facility and security agent, which provides a maximum incremental facility commitment totaling $750 million secured by certain qualifying equipment assets.
(4)On April 23, 2020, GLOBALFOUNDRIES SINGAPORE PTE, LTD. entered into several Equipment Purchase Agreements and Lease Agreements with four banks to sell and leaseback certain semiconductor manufacturing equipment located in GFS’ fabrication facilities in Singapore for a total of $300 million.

Accounts Receivable Factoring—On February 17, 2021, the Company entered into agreements to amend and restate the terms of the original Accounts Receivable Factoring arrangements to factor certain of its accounts receivable up to a maximum outstanding amount of $92 million. The Company agreed to pay financing costs of LIBOR plus 0.90%. The balance as of December 31, 2022 and 2021 was $0 and $16 million, respectively.

2021 SGD EDB Loan—On September 3, 2021, the Company entered into a loan agreement with Singapore Economic Development Board (“EDB”), which provided loan facilities with maximum drawdown of $1,149 million (SGD 1,541 million) at a fixed nominal interest rate of 1.4%. The difference between the nominal interest rate of the loan and the market interest rate for an equivalent loan is recognized as a government grant. The loan matures on June 1, 2041, with interest-only payments for the first 5 years and principal repayments commence thereafter, payable on a semi-annual basis.
As of December 31, 2022, the Company’s total draw down was $1,082 million, of which $111 million was drawn down in 2021.
As of December 31, 2022, $923 million was recorded in long-term debt based on an effective interest rate of 3.2% and $184 million was recorded in deferred income from government grants.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
5-year Revolving and Letter of Credit Facilities Agreement—On October 13, 2021, the Company entered into an amendment to the 5-year Revolving and Letter of Credit Facilities Agreement to increase the commitment to $1,000 million.
The following table summarizes unutilized credit facilities available to the Company to maintain liquidity to fund operations:
+

(in millions)	December 31, 2022	December 31, 2021
SGD EDB Loan	42	1,029
Revolving Credit Facility	1,012	1,009
Singapore Factoring	—	75
Uncommitted Credit Facilities(1)	64	31
Total	$1,118	$2,144

(1) Credit facility made available to the Company, but the lender is not obligated to loan funds.

Assets pledged as security— Various assets have been pledged to secure borrowings under pledged agreements for the Company. Cash and cash equivalents, trade accounts receivables, property, plant and equipment, inventories, and financial assets have been pledged to secure borrowings under pledged agreements for the Company. The Company is not allowed to pledge these assets as security for other borrowings or to sell them outside normal course of business.
21.Leases
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

(in millions)	December 31, 2022	December 31, 2021
Amortization of right-of-use assets	$82	$81
Interest expense on lease liabilities	23	27
Short-term and low-value leases expense	1	1
Total net lease cost	$106	$109
Weighted average remaining lease term	7.18 years	6.51 years
Weighted average discount rate	4.75%	6.65%
The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021
(in millions)	Minimum Lease Payments	Present Value of Payments	Minimum Lease Payments	Present Value of Payments
Within 1 year	$92	$75	$157	$135
2-5 years	184	146	232	191
After 5 years	151	124	123	100
	$427	$345	$512	$426
Less: amounts representing
finance charges	(82)	—	(86)	—
Present value of minimum lease payments	$345	$345	$426	$426
Current		75		135
Non-current		270		291
		$345		$426

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
Supplemental cash flow information related to leases is as follows:

(in millions)	December 31, 2022	December 31, 2021
Cash flows used in operating activities:
Payments of short-term and low-value leases	$(1)	$(1)
Interest paid	(23)	(27)
Cash flows used in financing activities:
Payment of lease obligations	(89)	(78)

The following table summarizes the movement of right-of-use assets which primarily relates to building and leasehold improvements during the years ended December 31, 2022 and 2021 is as follows:

(in millions)	December 31, 2022	December 31, 2021
Beginning balance	$305	$292
Additions	$59	94
Amortization	(82)	(81)
Ending balance	$282	$305
22.Provisions
The movement in provision for asset retirement obligations and restructuring charges during the years ended December 31, 2022 and 2021 is as follows:

(in millions)	December 31, 2022	December 31, 2021
Beginning balance	$349	$353
Arising during the period	2	—
Accretion cost	(4)	(1)
Restructuring charges	91	—
Utilized(1)	(52)	(3)
Released to the consolidated statements of operations(2)	$(88)	—
Ending balance	$298	$349
(1) Includes $40 million related to asset retirement obligations,$7 million related to sale of the EFK business, and $5 million related to restructuring charges.

(2) Relates to the derecognition of asset retirement obligation related to the sale of the EFK business.

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
The provision has been calculated using a discount rate of 1.58% to 4.04% (2021: (1.59)% to 1.95%), which is the risk-free rate in the jurisdiction of the liability. The site restoration costs are expected to be incurred on site abandonment for its owned property and on lease expiration for its leasehold land. The expected timing of incurring site restoration costs is consistent with the remaining useful lives of the underlying property, plant and equipment.
See Note 8, Restructuring, for information related the Company’s restructuring initiative.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
23.Government Grants
The following table presents the movement in deferred income from government grants for the years ended December 31, 2022 and 2021:

(in millions)	December 31, 2022	December 31, 2021
Beginning balance	$176	$169
Received/receivable during the period	270	40
Released to the consolidated statements of operations	(42)	(33)
Ending balance	$404	$176
Current	110	29
Non-current	294	147
	$404	$176
Government grants were recognized in the consolidated statements of operations and comprehensive income (loss) as follows:

(in millions)	December 31, 2022	December 31, 2021	December 31, 2020
Cost of revenue	$30	$33	$49
Research and development expenses	11	—	2
Selling, general and administrative	1	—	—
Total balance	$42	$33	$51

The Company has received government support in the form of investment grants, research and development subsidies, refundable credits and miscellaneous receipts for employee support. Amount receivable from government but not yet received has been included in receivables, prepayments and other assets. Certain investment grants are subject to forfeiture in declining amounts over the life of the agreement if the Company does not maintain agreed upon conditions specified in the relevant subsidy agreements. The Company continues to comply with the government grant conditions mainly relating to qualifying property, plant and equipment and employment levels.

24.Trade Payables and Other Liabilities

(in millions)	December 31, 2022	December 31, 2021
Current:
Trade payables	$532	$551
Accrued expenses	573	603
Contract liabilities(1)	592	533
Advances and deposits(2)	93	309
Payable for PPE and Intangible Assets	961	472
Other(3)	98	118
	$2,849	$2,586
Non-current:
Payable for Intangible Assets	92	45
Contract liabilities(1)	1,326	1,368
Deferred tax liabilities	26	2
Other(3)	30	30
	$1,474	$1,445
(1)Contract liabilities comprises contract liabilities for payments received in advance of the satisfaction of performance obligations for wafers, as well as non-recurring engineering services.
(2)Advances and deposits include advances from customers of $73 million (2021: $118 million) collected for purchase orders.
(3)Other includes other financial liabilities and non-current advances and deposits. See Note 17 for further details on other financial liabilities.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
.
The following table presents the activities in accounts payable as of December 31, 2022 and 2021:

(in millions)	December 31, 2022	December 31, 2021
Beginning contract liabilities balance	$1,901	$135
Cash receipts in advance of satisfaction of performance obligations	1,189	1,894
Released to the consolidated statements of operations and comprehensive income (loss)(1)	(951)	(128)
Amounts credited to customers	(221)	—
Ending contract liabilities balance	$1,918	$1,901
Current	592	533
Non-current	1,326	1,368
	$1,918	$1,901
(1)Of revenue released to the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2022 and 2021, $522 million and $48 million, respectively were included in the beginning balance of the contract liabilities.
25.Employee Benefits Plans
Retirement Savings Plans—The Company has a retirement savings plan, commonly known as a 401(k) plan, which allows participating employees in the United States to contribute a portion of their pre-tax salary up to Internal Revenue Service limits. The Company matches employee contributions dollar for dollar for the first 3% of participants’ contributions and $0.50 cents on each dollar of additional 3% of participants’ contributions, to a maximum of 4.5% of eligible compensation. The Company’s contributions to the 401(k) plan were $32 million, $31 million and $32 million for the years ended December 31, 2022, 2021 and 2020, respectively.
The Company also has an employee benefits plan that requires the Company to make monthly contributions based on the statutory funding requirement into a Central Provident Fund (“CPF”) for substantially all Singapore citizens and permanent residents. The Company’s contributions under this plan were $31 million, $29 million and $22 million for the years ended December 31, 2022, 2021 and 2020, respectively.
See Note 29 Share-based compensation for our Employee Stock Purchase Plan.
26.Commitments and Contingencies
Commitments—The Company’s unconditional purchase commitments are as follows:

(in millions)	December 31, 2022	December 31, 2021
Contracts for capital expenditures	$2,774	$2,995
Contracts for operating expenditures	3,587	3,405
	$6,361	$6,400
Due within the next 12 months	$2,732	$3,543

In addition to the above, the Company obtained letters of credit to primarily guarantee payments for utility supplies and foreign statutory payroll related charges. The Company has obtained letters of credit of $20 million and $20 million at December 31, 2022 and 2021, respectively, and bank guarantees of $4 million and $3 million at December 31, 2022 and 2021, respectively.
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
In 2017, we entered into a set of agreements with a joint venture partner related to the establishment of a joint venture in China to establish and operate a greenfield wafer production site. The parties contemplated that the manufacturing operations would be implemented in two phases. Due to a variety of factors, including unanticipated market conditions, the manufacturing operations did not proceed as planned and the parties have been working to wind-down operations of the

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
joint venture. On April 26, 2021, we received a letter from our joint venture partner requesting that we share in its alleged losses and related costs incurred to support the joint venture. We recorded a provision of $34 million in June 2021. We engaged in negotiations with our joint venture partner to settle the claim and on November 2021 we resolved the claims consistent with the recorded provision. In August 2022, all shares owned by our joint venture partner have been transferred to GF Asia Investment.
On April 28, 2021, IBM sent us a letter alleging for the first time that we did not fulfill our obligations under the contracts we entered into with IBM in 2014 and 2015 associated with our acquisition of IBM’s Microelectronics division. IBM asserted that we engaged in fraudulent misrepresentations during the underlying negotiations, and claimed we owed them $2.5 billion in damages and restitution. On June 7, 2021, the Company filed a complaint with the New York State Supreme Court (the “Court”) seeking a declaratory judgment that the Company did not breach the relevant contracts. IBM subsequently filed its complaint with the Court on June 8, 2021. On September 14, 2021, the Court granted our motion to dismiss IBM’s claims of fraud, unjust enrichment and breach of the implied covenant of good faith and fair dealing. IBM appealed the dismissal of its fraud claim, and on April 7, 2022, the New York Appellate Division reversed the Court’s decision. The Company believes, based on discussions with legal counsel, that the Company has meritorious defenses against IBM’s claims. The Company disputes IBM’s claims and intends to vigorously defend against IBM. We do not currently anticipate this proceeding to have a material impact on our results of operations, financial condition, business and prospects
27.Earnings Per Share
Basic and diluted earnings (loss) per share has been calculated for the years ended December 31, 2022, 2021, and 2020 as follows:

	2022	2021	2020

	(in millions)
Net income (loss) available to equity shareholders of the Company	$1,448	$(250)	$(1,350)

Weighted average common shares outstanding
Basic	539	506	500
Diluted	552	506	500
Total basic and diluted earnings per share attributable to equity shareholders
Basic	$2.69	$(0.49)	$(2.70)
Diluted	$2.62	$(0.49)	$(2.70)
For the years ended December 31, 2022, 2021 and 2020, there were 6 million, 22 million and 22 million share options outstanding, respectively. Share options for the years ended December 31, 2021 and 2020 were not included in the calculation of diluted earnings per share as their inclusion would have been anti-dilutive.
28.Related Party Disclosures
The consolidated financial statements include the following subsidiaries which are all wholly owned, except for Advanced Mask Technology Centre GmbH & Co. KG, Maskhouse Building Administration GmbH & Co. KG, Advanced Mask Technology Center Verwaltungs GmbH, and Maskhouse Building Administration Verwaltungs GmbH:

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements

Subsidiary	Jurisdiction of Incorporation or Organization	December 31, 2022	December 31, 2021	December 31, 2020
GLOBALFOUNDRIES Dresden Module One LLC	United States	X	X	X
GLOBALFOUNDRIES Dresden Module Two LLC	United States	X	X	X
GLOBALFOUNDRIES Innovation Investments LLC	United States	X	X	X
GLOBALFOUNDRIES Investments LLC	United States	X	X	X
GLOBALFOUNDRIES U.S. Inc.	United States	X	X	X
GLOBALFOUNDRIES U.S. 2 LLC	United States	X	X	X
GLOBALFOUNDRIES Borrower LLC	United States	X	X	X
Hudson Valley Research Park Sewage Works Corporation	United States	X	X	X
Hudson Valley Research Park Water-Works Corporation	United States	X	N/A	N/A
GF Power LLC	United States	X	N/A	N/A
GLOBALFOUNDRIES Finance Inc.	Cayman Islands	X	N/A	N/A
GLOBALFOUNDRIES France SAS	France	X	N/A	N/A
GLOBALFOUNDRIES Dresden Module One Holding GmbH	Germany	X	X	X
GLOBALFOUNDRIES Dresden Module One LLC & Co. KG	Germany	X	X	X
GLOBALFOUNDRIES Dresden Module Two LLC & Co. KG	Germany	X	X	X
GLOBALFOUNDRIES Dresden Module Two Holding GmbH	Germany	X	X	X
GLOBALFOUNDRIES Management Services LLC & Co. KG	Germany	X	X	X
Advanced Mask Technology Centre GmbH & Co. KG (50%)	Germany	X	X	N/A
Maskhouse Building Administration GmbH & Co. KG (50%)	Germany	X	X	N/A
Advanced Mask Technology Center Verwaltungs GmbH (50%)	Germany	X	X	N/A
Maskhouse Building Administration Verwaltungs GmbH (50%)	Germany	X	X	N/A
GLOBALFOUNDRIES Europe Sales & Support GmbH	Germany	X	X	N/A
GLOBALFOUNDRIES Engineering Private Limited	India	X	X	X
GLOBALFOUNDRIES Japan Ltd.	Japan	X	X	X
GLOBALFOUNDRIES Malaysia SDN. BHD.	Malaysia	X	N/A	N/A
GLOBALFOUNDRIES Netherlands Cooperatief U.A.	The Netherlands	X	X	X
GLOBALFOUNDRIES Netherlands Holding B.V.	The Netherlands	N/A	N/A	X
GLOBALFOUNDRIES Netherlands B.V.	The Netherlands	N/A	N/A	X
GLOBALFOUNDRIES Bulgaria EAD	Bulgaria	X	X	X
GF Asia Investments Pte. Ltd.	Singapore	X	X	X
GF Asia Sales Pte. Ltd.	Singapore	X	X	N/A
GLOBALFOUNDRIES Singapore Pte. Ltd.	Singapore	X	X	X
GLOBALFOUNDRIES Taiwan Ltd.	Taiwan	X	X	X
GLOBALFOUNDRIES Europe Ltd.	United Kingdom	X	X	X
GA (Chengdu) Technology Co., Limited	China	X	X	X
GLOBALFOUNDRIES China (Beijing) Co., Limited	China	X	X	X
GLOBALFOUNDRIES China (Shanghai) Co., Limited	China	X	X	X
Nanjing APD Technologies Co. Ltd.	China	N/A	X	X
Related parties represent associated companies, the shareholder, directors and key management personnel of the Company and entities controlled, or significantly influenced by such parties. Pricing policies and terms of these transactions are approved by the audit, risk and compliance committee or the Company’s management, as applicable.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
Below are the related parties which the Company has entered into transactions with:

	December 31, 2022	December 31, 2021
Related Party Name
SMP	Joint venture	Joint venture
Mubadala Treasury Holding Company (“MTHC”)	Shareholder entity	Shareholder entity
Mubadala Technology Investments LLC (“Mubadala Technology”)	Shareholder entity	Shareholder entity
Related parties represent associated companies, the shareholder, directors and key management personnel of the Company and entities controlled, or significantly influenced by such parties. Pricing policies and terms of these transactions are approved by the Company’s management.
Balances with related parties included in the consolidated statements of financial positions are as follows:

	December 31, 2022		December 31, 2021
(in millions)	Due from Related Parties	Due to Related Parties	Due from Related Parties	Due to Related Parties
SMP	$11	$10	$8	$9
Total(1)	$11	$10	$8	$9
(1)The total amounts of $11 million and $8 million due from related parties as of the years ended December 31, 2022 and 2021, respectively, has been included in receivables, prepayments and other assets (see Note 15). The total amounts of $10 million and $9 million due to related parties’ balance for the years ended December 31, 2022 and 2021, respectively, has been included in trade and other payables (see Note 24).

The following table presents the related party transactions included in the consolidated statements of operations:

(in millions)	December 31, 2022	December 31, 2021	December 31, 2020
Purchases and recharges from:
SMP(1)	$60	$60	$58
	$60	$60	$58

Other transactions with:
SMP (reimbursement of expenses and contribution of tools)	$52	$45	$47
Mubadala Technology (reimbursement of expenses)	$—	$3	$1
	$52	$48	$48
(1)Purchases from SMP were primarily comprised of wafers.

Terms and Conditions of Transactions with Related Parties
Outstanding balances at the year-end are unsecured, interest free, repayable on demand and settlement occurs in cash. The Company has not recorded any allowance of receivables relating to amounts owed by related parties for the years ended December 31, 2022 and 2021. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Transactions with Shareholder:
Shareholder Loan Agreement—The Company, as a borrower, entered into loan facilities with its shareholder in 2012 to 2016 (collectively the “Shareholder Loans”). The Shareholder Loans were non-interest bearing and principal repayment, in whole or in part, was entirely at the Company’s discretion as explicitly stated in the loan agreement. The Shareholder Loans were subordinated to any claims of other unsubordinated and subordinated creditors, including beneficiaries under guarantees issued, of the Company. The loans had no maturity date and remained outstanding until the loans were paid in full. Further, there were no contingent settlements in the agreements. Since the Shareholder Loans did not contain any contractual obligations to deliver cash, but rather allowed the Company to make repayment at its absolute discretion and further prohibited the shareholder from demanding repayment, the Company treated the Shareholder Loans as equity.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
The Company repaid $568 million during the year ended December 31, 2021.
On October 1, 2021, the Company’s board approved the conversion of the Shareholder Loans to additional paid-in-capital, and on October 3, 2021, the Company executed an agreement with Mubadala Investment Company PJSC (“Mubadala”) to convert the remaining $10.1 billion of the Shareholder Loan balance into additional paid-in-capital (the ”Conversion”). The Conversion did not have an impact on shares outstanding or have any dilutive effects, as no additional shares were issued.

Compensation of Key Management Personnel
The compensation of key management personnel during the following years were as follows:

(in millions)	2022	2021	2020
Chief Executive Officer and Chief Financial Officer
Short-term benefits	$5	$8	$11
Share-based payments	19	42	—
Board of Directors	5	3	1
	$29	$53	$12
29.Share-Based Compensation
The Company incurred share-based compensation expense of $173 million, $223 million, and $1 million the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and 2021, the additional paid-in capital related to the share proceeds amounted to $163 million and $0, respectively. The Company incurred $10 million and $5 million of payroll taxes associated with the share-based compensation expense for the years ended December 31, 2022 and 2021, respectively.
As of December 31, 2022 and 2021, the Company has 2,826,758 shares and 2,457,663 shares respectively, available for future grant under the 2018 Share Incentive Plan.
Under the 2021 Equity Compensation Plan, the Company has 13,648,116 shares available for future grant as of December 31, 2022.

RSUs
In 2022, the Company granted RSUs under the 2021 Equity Compensation Plan. The RSUs have a time-based vesting requirement, which provides that the RSUs will generally vest in three annual installments, with 33.33% vesting on each one-year anniversary of the vesting commencement date subject to the employee’s continued employment with the Company.
In 2021, the Company granted restricted share units (“RSUs”) under the 2018 Share Incentive Plan. The RSUs have a time-based vesting requirement, which provides that the RSUs will generally vest in four annual installments, with 25% vesting on each one-year anniversary of the vesting commencement date subject to the employee’s continued employment with the Company. In addition, the RSUs had a liquidity event vesting requirement which was satisfied on the six-month anniversary of our IPO.

	Number of RSUs	Weighted average grant date fair value
Outstanding as of December 31, 2020	—	$—
Granted	851,530	$39.56
Forfeited	(4,100)	$34.46
Outstanding as of December 31, 2021	847,430	$39.59
Granted	3,416,545	$57.09
Forfeited	(314,158)	$55.36
Exercised	(738,387)	$49.51
Outstanding as of December 31, 2022	3,211,430	$54.39

Prior to the IPO, the value of the RSUs was determined by the Company’s Board of Directors. Because there had been no public market for the ordinary shares, the Board of Directors determined the fair value at the time of grant of the RSU by

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
contemporaneous valuations performed by unrelated third-party valuation firms as well as a number of objective and subjective factors including valuation of comparable companies, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, among other factors.
As of December 31, 2022, 2021 and 2020, there was $88 million, $26 million, and $0, respectively, of total unrecognized compensation cost related to outstanding RSUs.

PSUs
In 2022, the Company granted performance stock units (“PSUs”) under the 2021 Equity Compensation Plan. to certain senior level employees. Each PSU represents a contingent right to receive shares of the Company’s stock if the Company meets certain performance measures over the requisite performance period. The PSU awards entitle recipients to receive, upon vesting, a number of shares that ranges from 0% to 200% of the number of PSUs awarded, depending on the level of achievement of the specified performance conditions.
The PSUs vest subject to achievement of a performance target based on an absolute return on invested capital (“ROIC”) and relative total shareholder return (“TSR”) versus the SOX Index and will vest over 2 year and 3 year performance periods subject to the grantee remaining employed by the Company through the end of the applicable performance period.

	Number of PSUs	Weighted average grant date fair value
Outstanding as of December 31, 2021	—	$—
Granted	571,277	70.85
Forfeited	(34,082)	$70.91
Outstanding as of December 31, 2022	537,195	$70.91

The Company uses the Monte Carlo simulation model to estimate the fair value of the PSUs at the date of grant. The equity volatility was determined based on the historical volatilities of comparable publicly traded companies over a look back period of 2.74 years, commensurate with the remaining term of the PSUs. The risk-free interest rate is based on the United States Treasury with a remaining term equivalent to the remaining performance measurement period. Dividends are not paid on the Company’s stock.
The assumptions used to value the Company’s PSUs granted during the period presented and their expected lives were as follows:

December 31, 2022
Expected dividend yield	—
Expected volatility	45.50%
Risk-free interest rate	2.55%
Compensation expense is recognized for the PSU awards based on a graded attribution basis over the vesting period. As of December 31, 2022, there was $24 million of total unrecognized compensation expense related to the PSUs.

Share Options
In 2017, the Company approved the Share Incentive Plan, which was intended to attract and retain talented employees and align shareholder and employee interests. Share options under the Share Incentive Plan vested over a five-year period.
In 2019 the Company offered to exchange the share options under the Share Incentive Plan with new share options under the “2018 Share Incentive Plan,” under which the Company may grant up to 25 million options to purchase shares in the Company with an exercise price of $10.00 per share. The options vest based on service over four or five years, depending on the timing of the grant, and contingent upon a liquidity event (change in control or IPO) with the earliest vesting date on the one-year anniversary of a liquidity event. On April 19, 2019, the Company issued the share options subject to the tender offer. The exchange of 2017 plan options into 2018 plan options resulted in a total incremental fair value of $64 million, of which $39 million was recognized in the second quarter of 2021 when an IPO became probable. The remainder was attributed prospectively. In the fourth quarter of 2021, the Company modified the earliest vesting date from one year post-anniversary of a liquidity event to six-months post-anniversary of a liquidity event, and shortened the contractual term for

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
options held by US taxpayers to be the calendar year end after or within the year of vest. The options that remain outstanding at expiration will be auto-exercised through the broker.
The share options are effective for a term of 10 years from the grant date. Because the vesting and exercisability of these share options were dependent on a qualified liquidity event, the Company had to assess the probability of such an event in order to determine the expenses related to the share-based payments for the period. On June 30, 2021, the Company deemed an IPO to be probable under IFRS.
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
The Company did not grant any stock options in 2022.
The assumptions used to value the Company’s options granted and their expected lives during 2021, were as follows:

December 31, 2021
Expected volatility	45.00%
Expected term	4.5 years
Risk-free interest rate	0.56%
Estimated ordinary shares valuation	$24.64 - $26.04
The following table shows a summary of the share option’s activity for the year ended December 31, 2022 and 2021.

	Number of Share options	Weighted average exercise price per Share
Outstanding as of December 31, 2020	22,286,278	$10.04
Granted	995,409	$10.00
Forfeited	(1,532,129)	$10.00
Outstanding as of December 31, 2021	21,749,558	$10.03
Exercised	(14,956,321)	$10.00
Forfeited	(532,634)	$10.00
Outstanding as of December 31, 2022	6,260,603	$10.02
Exercisable balance as of December 31, 2022	4,873,406	$10.02

The following table summarizes information about employees’ share options outstanding as of December 31, 2022:

Outstanding
Range of exercise prices	Number Outstanding	Weighted average remaining contractual life (in years)
$10.02	6,250,068	2.13
$19.07	4,515	4.04
$22.54	4,515	4.04
$26.00	1,505	4.04
The weighted average remaining contractual life is calculated based on the 10-year contract terms of the options. And the weighted average exercise price is calculated using the exercise price of the outstanding options, which pertain to the 2018 Share Incentive Plan.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020, there was $7 million, $63 million and $251 million, respectively, of total unrecognized compensation cost related to outstanding stock options.

ESPP
In connection with, and prior to the consummation of the Company's initial public offering in 2021, the Company's board of directors adopted the GLOBALFOUNDRIES Inc. 2021 Employee Stock Purchase Plan (the “ESPP”). The ESPP is administered by the Company's board of directors or, as applicable, its delegate (the “ESPP Administrator”).
The ESPP provides eligible employees with an opportunity to purchase our ordinary shares through payroll deduction of up to 10% of their eligible compensation. A participant may purchase a maximum of 2,500 ordinary shares during a purchase period. Amounts deducted and accumulated by the participant are used to purchase ordinary shares at the end of each six-month purchase period. Participants in the ESPP receive a one-time grant of 50 RSUs upon enrollment in the ESPP. The Company matches 20% of each employee’s contributions on an after-tax basis.
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
As of December 31, 2022, of the Company has issued 533,591 shares under this plan reflecting employees’ contribution and the 20% Company match.

30.Financial Risk Management Objectives and Policies
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
The Company includes within net debt, interest bearing loans and borrowings and obligations under lease less bank balances, cash and marketable securities. Capital includes total equity including non-controlling interests less cumulative changes in fair value.
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
As of December 31, 2022, the Company is in compliance with the financial covenants.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
Risks Arising from Financial Instruments—The main risks arising from the Company’s financial instruments are market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The Board of Directors reviews and approves policies for managing each of these risks which are summarized below.
Market Risk—Market price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise the following types of risk: interest rate risk, foreign currency risk and market price risk.
Interest Rate Risk—The Company’s exposure to market risk for changes in interest rates relates primarily to interest-earning financial assets and interest-bearing financial liabilities. The Company’s interest-earning financial assets are mostly highly liquid investments and includes money market funds, marketable securities and time deposits. As these financial assets have weighted-average maturity of less than one year with majority of the assets in fixed-rate instruments, the Company’s exposure to interest risk is not material. The Company’s interest-bearing financial liabilities include fixed and floating rate loans and lease obligations. Floating rate loans bear interest at Base Rate or LIBOR or EURIBOR plus a premium, which is fixed. The Company uses pay-fixed / receive-float interest rate swaps to protect the Company against adverse fluctuations in interest rates and to reduce its exposure to variability in cash flows on the Company’s forecasted floating-rate debt facility to the extent that it is practicable and cost effective to do so.
Cash Flow Sensitivity Analysis for Variable Rate Instruments—The sensitivity of net income (loss) in the consolidated statement of comprehensive income (loss) is the effect of the assumed changes in interest rates on the Company’s net income (loss) for one year, based on the floating rate financial assets and financial liabilities held on December 31, 2022.
The following table demonstrates the sensitivity of net income (loss) in the consolidated statements of operations to reasonably possible changes in interest rates, with all other variables held constant.

	Increase/ (Decrease) in Percentages	Effects on Loss before Tax
December 31, 2020	10%	$19
	(10)%	$(19)
December 31, 2021	10%	$—
	(10%)	$—
December 31, 2022	10%	$1
	(10)%	$(1)
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
Exposure to Currency Risk—The Company’s exposure to foreign currency risk against financial assets and financial liabilities was as follows, based on notional amounts:

(in millions)	EUR	JPY	SGD
December 31, 2021
Receivables and prepayments	$161	$—	$13
Cash and cash equivalents	45	2	4
Loans and borrowings	(14)	—	(91)
Trade and other payables	(254)	(73)	(147)
	$(62)	$(71)	$(221)
December 31, 2022
Receivables and prepayments	$120	$—	$16
Cash and cash equivalents	48	4	420
Loans and borrowings	45	—	—
Trade and other payables	(388)	(73)	(149)
	$(175)	$(69)	$287
Credit Risk—Credit risk can be defined as the risk of suffering financial loss from financial instruments due to the failure by a counterparty to fulfill an obligation. Financial instruments that subject the Company to concentrations of credit risk include

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
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
The Company’s five largest customers account for approximately 57% and 61% of the outstanding trade receivables balance as of December 31, 2022 and 2021, respectively.
Exposure to Credit Risk—The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:
The aging of financial assets including trade receivables is as follows:

			Past Due but Not Impaired
(in millions)	Total	Neither past Due Nor Impaired	< 30 Days	31-90 Days	91-120 Days	Great than 120 days
December 31, 2021	$1,067	$1,023	$42	$1	$1	$—
December 31, 2022	$2,254	$2,137	$84	$33	$—	$—

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
The table below summarizes the maturity profile of the Company’s financial liabilities:

(in millions)	Carrying Value	Contractual Cash Flows	1 Year or Less	1 to 5 Years	Greater than 5 Years	Total
December 31, 2021
Loans and borrowings	$2,013	$2,205	$349	$1,736	$120	$2,205
Lease obligations	426	512	157	232	123	512
Derivative financial liability	66	66	49	17	—	66
Trade payables and other liabilities	1,895	1,895	1,848	47	—	1,895
	$4,400	$4,678	$2,403	$2,032	$243	$4,678
December 31, 2022
Loans and borrowings	$2,511	$2,706	$229	$1,443	$1,034	$2,706
Lease obligations	345	427	92	184	151	427
Derivative financial liability	66	66	61	5	—	66
Trade payables and other liabilities	2,265	2,265	2,171	63	31	2,265
	$5,187	$5,464	$2,553	$1,695	$1,216	$5,464
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
Assets and Liabilities Measured at Fair Value—The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:
Level 1—observable inputs such as quoted prices in active markets for identical assets or liabilities
Level 2—inputs other than quoted prices in active markets in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar assets or liabilities that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability; and
Level 3—unobservable inputs for which little or no market data exists, therefore requiring management judgment to develop the Company’s own models with estimates and assumptions.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
Cash Equivalents - Cash equivalents include investments in government obligation-based money market funds, other money market instruments and interest-bearing deposits with initial or remaining terms of three months or less. The fair value of cash equivalents approximates its carrying value due to the short-term nature of these instruments.

Marketable Securities - Marketable securities utilizing Level 1 inputs include U.S. Treasury Securities, U.S. Government Sponsored Enterprises, floating rate securities, money market mutual funds, corporate debt instruments and other Notes, bonds or debt securities issued by non-U.S. sovereign or multilateral entities, as these securities all have quoted prices in active markets.
For assets and liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. Foreign currency forward contracts are classified within Level 2. The fair values of foreign currency forward contracts are determined using quantitative models that require the use of multiple market inputs, including interest rates, prices and maturity dates to generate pricing curves, which are used to value the positions. The market inputs are generally actively quoted and can be validated through external sources. For foreign currency forward contract asset and liability positions with maturity dates which fall between the dates of quoted prices, interpolation of rate or maturity scenarios are used in determining fair values. During the years ended December 31, 2022 and 2021, there were no transfers between Level 1, 2 and Level 3 fair value measurements.
Financial Instruments Measured at Fair Value on a Recurring Basis
The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis:

	Fair Value Measurement at Reporting Date Using

(in millions)	Total	Quoted Prices Identical Assets/ Liabilities (Level 1)	Significant Other Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2021
Assets:

Cash equivalents(1)	$2,175	$2,150	$25	$—

Investments in equity instruments(2)	$17	$1	$—	$16

Derivatives(3)	$25	$—	$25	$—

Liabilities:

Derivatives(3)	$66	$—	$66	$—

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements

	Fair Value Measurement at Reporting Date Using

(in millions)	Total	Quoted Prices Identical Assets/ Liabilities (Level 1)	Significant Other Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2022
Assets:

Cash equivalents (1)	$961	$961	$—	$—

Investments in equity instruments (2)	$15	$—	$—	$15

Investments in marketable securities(3)	$994	$994	$—	$—

Derivatives(4)	$177	$—	$177	$—

Liabilities:

Derivatives(4)	$66	$—	$66	$—
(1)Included in cash and cash equivalents on the Company’s consolidated statements of financial position.
(2)Included in current and non-current receivables, prepayments and other assets on the Company’s consolidated statements of financial position.
(3)Included in current and non-current marketable securities on the Company’s consolidated statements of financial position.
(4)Consists of foreign currency forward contracts, interest rate swaps, cross currency swaps and commodity hedge. Included in other current and non-current financial assets on the Company’s consolidated statements of financial position.

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
The carrying and fair values of the Company’s financial instruments not recorded at fair value on a recurring basis are presented in the following table, classified according to the categories of loans and receivables (“LaR”) and financial liabilities at amortized cost (“FLAC”):

(in millions)		December 31, 2022		December 31, 2021
Financial Liability	Category	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Other long-term debt	FLAC	2,511	2,414	2,013	2,006
Total		$2,511	$2,414	$2,013	$2,006
Estimated fair values of loans and borrowings is based on quoted prices for similar liabilities for which significant inputs are observable and represents a Level 2 valuation. The fair values are estimated based on the type of loan and maturity. The Company estimates the fair value using market interest rates for the Company’s debts with similar maturities.

31.Operating Segments Information
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

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
(b)Revenue based on customers headquarters, non current assets by geography and major customers’ representing at least 10% of revenue based on customer’s headquarters were as follows:

	For the year ended December 31,
Revenue by Geography	2022	2021	2020
(in millions)
United States	$4,898	$3,975	$3,368
Europe, the Middle East, and Africa	1,182	805	451
Other	2,028	1,805	1,032
	$8,108	$6,585	$4,851

Non-current Assets by Geography	2022	2021
(in millions)
United States	$5,149	$5,433
Germany	2,462	1,989
Singapore	3,508	1,547
Other	532	412
Total	$11,651	$9,381
Non-current assets include property, plant, equipment, right-of-use assets, intangible assets, investments in joint venture and associates, restricted cash (non-current) and receivables, prepayments and other assets (non-current).

	For the year ended December 31,
Revenue by Major Customer	2022		2021		2020
(in millions)	Amount	%	Amount	%	Amount	%
Customer A	$746	9	$811	12	$1,001	21
Customer B	$1,329	16	$995	15	$537	11
32.Customer And Supplier Concentration
Significant customers and suppliers are those that account for greater than 10% of the Company’s revenue and purchases in any of the years presented.
The Company earned a substantial portion of revenue from two customers in 2022 , 2021 and 2020: Customer A amounted to 9%, 12% and 21% of total revenue, respectively, and Customer B amounted to 16%, 15%, and 11% of total revenue, respectively. As of December 31, 2022 and 2021, the amounts due from Customer A included in accounts receivable were $71 million and $179 million, respectively, and the amounts due from Customer B included in accounts receivable were $163 million and $160 million, respectively. The loss of the significant customers or the failure to attract new customers could have a material adverse effect on our business, results of operations and financial condition for the Company.
The Company purchased 54%, 46% and 52%, of its SOI wafers, a key input into its products, from a single supplier in 2022, 2021 and 2020, respectively. As of December 31, 2022 and 2021, the net amount due to the supplier was $56 million and $63 million, respectively. Any failure in the supplier’s ability to provide SOI wafers could materially and adversely affect the Company’s results of operations, financial condition, business and prospects.

ITEM 19.    EXHIBITS
Documents filed as exhibits to this Form 20-F:

1.1
Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form S-8 (File No. 333-260674) filed with the SEC on November 2, 2021)

2.1
Shareholder’s Agreement among the Registrant and other parties thereto (incorporated by reference to Exhibit 2.1 of the Annual Report on Form 20-F (File No.001-40974) filed with the SEC on March 31, 2022)

2.2
Registration Rights Agreement among the Registrant and other parties thereto (incorporated by reference to Exhibit 2.2 of the Annual Report on Form 20-F (File No.001-40974) filed with the SEC on March 31, 2022)

2.3
Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.3 of the Annual Report on Form 20-F (File No.001-40974) filed with the SEC on March 31, 2022)

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

4.10*	Amendment #1 to the Amended and Restated Exhibit 3 to the Long Term Addendum, dated September 11, 2017 between the Company and Soitec S.A.
4.11*	2023 Addendum to Materials Supply Agreement, dated November 10, 2022, between the Company and Soitec S.A.
4.12
Term Loan Facility Agreement, dated September 3, 2021, between GLOBALFOUNDRIES Singapore Pte. Ltd., the Company and Economic Development Board (incorporated by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form F-1 (File No. 333-260003) filed with the SEC on October 4, 2021)

4.13
2019 Revolving and L/C Facilities Agreement, dated October 18, 2019, between the Company and Citibank, N.A., London Branch and DBS Bank Ltd.(incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F (File No.001-40974) filed with the SEC on March 31, 2022)

4.14
2020 Amendment Agreement to Revolving and L/C Facilities Agreement, dated November 11, 2020, between the Company and Bank of America, N.A., Citibank, N.A., DBS Bank Ltd. and JPMorgan Chase Bank, N.A, Intesa Sanpaolo S.p.A., London Branch, Morgan Stanley Senior Funding, Inc., Deutsche Bank AG, ING Bank, Commerzbank AG and Credit Suisse AG, Cayman Islands Branch (incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F (File No.001-40974) filed with the SEC on March 31, 2022)

52

4.15
2021 Amendment to Revolving and L/C Facilities Agreement, dated October 13, 2021, between Bank of America, N.A., DBS Bank Ltd., Intesa Sanpaolo S.p.A., London Branch, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Citibank, N.A., Deutsche Bank AG, Credit Suisse AG, Cayman Islands Branch, HSBC Bank USA, National Association and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F (File No.001-40974) filed with the SEC on March 31, 2022)

4.16
Share Purchase Agreement by and between the Company and Silver Lake, dated as of October 18, 2021 (incorporated by reference to Exhibit 10.15 of the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-260003) filed with the SEC on October 19, 2021)

4.17
Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form F-1 (File No. 333-260003) filed with the SEC on October 4, 2021)

8*	List of subsidiaries of the Registrant (as of 12/31.2022)
12.1*	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a)
12.2*	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a)
13.1*	Certification pursuant to Rule 13a-14(b)/15d-14(b) and 18 U.S.C. §1350
15.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
15.2*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*    Filed herewith.
†Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit have been omitted by means of marking such portions with asterisks [***] as the identified confidential information is both (i) not material and (ii) is the type that the registrant treats as private or confidential.

53

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLOBALFOUNDRIES Inc.

Date: April 14, 2023	By:	/s/ Dr. Thomas Caulfield
	Name:	Dr. Thomas Caulfield
	Title:	President & Chief Executive Officer

54