Form 20-F
period 2023-12-31
GLOBALFOUNDRIES Inc.
filed 2024-04-29
CIK 1709048

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_________________________
FORM 20-F
_________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
John Hollister, Chief Financial Officer
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
As of December 31, 2023, 553,548,190 ordinary shares, par value US$0.02 per share, were outstanding.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Certain statements in this Annual Report on Form 20-F (the “Annual Report”) are, or may be deemed to be, “forward-looking statements” within the meaning of U.S. securities laws. These forward-looking statements are based on current expectations, estimates, forecasts, and projections. These forward-looking statements appear in a number of places throughout this Annual Report including, but not limited to “Risk Factors,” “Business Overview,” and “Results of Operations.” Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.
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
•our ability to manage reduced demand and average selling prices (“ASPs”) in a prolonged inflationary environment;
• the cyclical nature, volatility and seasonality of the semiconductor and microelectronics industry;
•our ability to secure and maintain design wins, particularly single-source design wins, and manage our long-term supply agreements (“LTAs”);
•our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;
•our reliance on a small number of customers;
•our future business development, financial condition, and results of operations;
•expected changes in our revenue, costs or expenditures;
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
•our dividend policy;
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
Forward-looking statements include, but are not limited to, statements regarding our strategy and future plans, future business condition and financial results, our capital expenditure plans, our capacity management plans, expectations as to the commercial production using more advanced technologies, technological upgrades, investment in research and development, future market demand, future regulatory or other developments in our industry, business expansion plans or new investments as well as business acquisitions and financing plans. Please see “Item 3. Key Information—D. Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
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
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
The following important factors, and those factors described in other reports submitted to, or filed with, the U.S. Securities and Exchange Commission (“SEC”), among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf, and such factors may adversely affect our business and financial status and therefore the value of your investment:
Risk Factors Summary
Risks Related to our Business and Industry
•General global economic and geopolitical conditions could materially and adversely affect our results of operations, financial condition, business and prospects.
•Reductions in demand and ASPs for our customers’ end products (e.g., consumer electronics) and a prolonged inflationary environment may decrease demand for our products and services, and could materially and adversely affect our results of operations, financial condition, business and prospects.
•The cyclical nature and seasonality of the semiconductor industry and periodic overcapacity make us vulnerable to significant and sometimes prolonged economic downturns.
•Securing and maintaining design wins, in particular single-sourced awards, and managing our long term agreement (“LTAs”) may present challenges to our business in differing demand environments.
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
•If we are unable to attract customers with our technology, respond to fast-changing semiconductor market dynamics or maintain our leadership in product quality, we will become less competitive.
•Overcapacity in the semiconductor industry may reduce our revenue, earnings and margins.
•If we are unable to compete effectively with other sophisticated players in the highly competitive foundry segment of the semiconductor industry, we may lose customers and our profit margins and earnings may decrease.
•Our competitors and Integrated Device Manufacturers (“IDMs”) have announced expansions and may continue to expand in the United States and Europe, which could materially and adversely affect our competitive position.
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

•Strong government support in China for capacity expansion, combined with strained economic relations with that country, could lead to underutilization or significant average selling price erosion for our fabrication facilities (“fabs”).
•We may not be able to implement our planned growth and development or maintain the differentiation of our solutions if we are unable to recruit and retain skilled technical personnel, key executives and managers.
•Sales to government entities and highly regulated organizations are subject to a number of challenges and added risks, and our failure to comply with these heightened compliance requirements, or effectively manage these challenges or risks, could impact our operations and financial results.
•The implementation of our restructuring plan is ongoing, and it is possible that we may not achieve all of the plan’s expected benefits and, if we do not, the plan may have a material adverse effect on our business, operations, financial condition and results of operations.
Risks Related to Manufacturing, Operations and Expansion
•If we are unable to manage our capacity and production facilities effectively, our competitiveness may be weakened.
•Our manufacturing processes are highly complex, costly and potentially vulnerable to impurities and other disruptions and cost increases that can significantly increase our costs and delay product shipments to our customers.
•We are subject to risks associated with the development and implementation of new manufacturing technologies.
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
•Aging infrastructure and power grids and risks to the supply of natural gas, electricity or fresh water could interrupt production.
•If we are unable to successfully deploy artificial intelligence and machine learning (“AI/ML”) across our products and services and our business operations and adequately anticipate and account for legal, regulatory and social developments in the AI/ML space, we may become less competitive against our peers and we may incur significant costs that do not provide us with commensurate returns.
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

•We currently are, and may in the future continue to be, subject to litigation that could result in substantial costs, divert or continue to divert management’s attention and resources, and materially and adversely affect our results of operations, financial condition, business and prospects.
Risks Related to Our Status as a Controlled Company and Foreign Private Issuer
•Mubadala Investment Company PJSC (“Mubadala”) will continue to have substantial control over the Company, which could limit our ability to influence the outcome of key transactions, including a change of control, and otherwise affect the prevailing market price of our ordinary shares.
•We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules but are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.
Risks Related to Operating as a Public Company
•Our management has identified material weaknesses in our internal control over financial reporting (“ICFR”) and has concluded that our ICFR was not effective as of December 31, 2023, which may have a material adverse result on our results of operation and financial condition for future periods.

Risk Factors
Risks Related to our Business and Industry
General global economic and geopolitical conditions could materially and adversely affect our results of operations, financial condition, business and prospects.
The semiconductor industry relies on a global supply chain and is considered strategically important by major trading countries, including the United States, China, and countries in the European Union (“EU”). Political, economic and financial crises have in the past negatively affected and in the future could negatively affect the semiconductor industry and its end markets. Our business may also be materially affected by the impact of geopolitical tensions and related actions. Recently, there have been political and trade tensions among and between a number of the world’s major economies, most notably in our industry between the United States and China, with Taiwan implicated in the tensions, the possible spillover hostilities between Russia and other nearby member nations of the North American Treaty Organization and, more recently, the tensions in the Middle East, as well as others. These tensions have resulted in the implementation of trade barriers, including the use of economic sanctions and export control restrictions against certain countries and individual companies. For example, in 2022, the United States significantly increased U.S. export controls on semiconductor manufacturing equipment, artificial intelligence and advanced computing products. In 2023, the United States added to the restrictions in all three areas and also worked with Japan and the Netherlands to align on additional restrictions on semiconductor manufacturing equipment. During this time, the United States has increasingly added Chinese companies to prohibited/entity lists. In response, China has restricted U.S. access to certain minerals and has blocked certain companies that provide products to Taiwan's military from selling products in China. China has imposed tariffs or scrutiny on the importation of foreign chips, particularly in sensitive sectors like telecommunications and national security. Recently China banned operators of key domestic infrastructure from purchasing products from U.S. memory chip producer Micron Technology, noting that Micron’s chips pose “serious network security risks.” China has also announced it’s intention to phase out use of Intel and AMD processors from Chinese government computers and servers. In addition to these national security related measures, China has implemented measures to promote domestic chip production and reduce reliance on foreign technology, including pursuant to initiatives such as the "Made in China 2025" program, by providing significant support to domestic semiconductor companies, including foundries and IDMs. Failure to clear Chinese regulatory hurdles has also caused a number of merger and acquisition transactions to collapse, including the proposed Intel-Tower Semiconductor transaction.
Violations of these economic sanctions and export control restrictions can result in significant civil and criminal penalties. These trade barriers have had a particular impact on the semiconductor industry and related markets. Prolonged or increased use of trade barriers may result in a decrease in the growth of the global economy and semiconductor industry and could cause turmoil in global markets, which in turn often results in declines in our customers’ electronic products sales and could decrease demand for our products and services. Also, any increase in the use of economic sanctions, export control restrictions or retaliatory state actions to target certain countries, industries and/or companies could impact our ability to continue supplying products and services to customers and our customers’ demand for our products and services, and could disrupt semiconductor supply chains. The ongoing conflict between Russia and Ukraine has created uncertainty regarding supply of materials needed for our operations (including natural gas), particularly in Europe where we have operations in both Germany and Bulgaria, as well as our customers’ potential sales of electronic products and components to customers in Russia. More recently, the war between Israel and Hamas and related conflicts in the region have disrupted shipping through the Red Sea, which could cause shipping delays and increase costs for materials needed for our operations. These conflicts have created uncertainty about broader impacts that economic sanctions, export control restrictions and continued geopolitical uncertainty may have on global supply chains and markets generally.
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

Reductions in demand and ASPs for our customers’ end products (e.g., consumer electronics) and prolonged inflationary market environments may decrease demand for our products and services and could materially and adversely affect our results of operations, financial condition, business and prospects.
The substantial majority of our revenue is derived from customers who use our products in intelligent and highly connected devices in markets such as Smart Mobile Devices, Home and Industrial internet of things (“IoT”), Communications Infrastructure & Datacenter, Automotive and Personal Computing. A deterioration or a slowdown in the growth of such end markets, due to, among other things, a potential recession and/or prolonged inflation, resulting in a substantial decrease in the demand for overall global semiconductor foundry services, including our products and services, could adversely affect our revenue and profit margins. Semiconductor manufacturing facilities require substantial investment to construct and are largely fixed-cost assets once they are in operation. Because we own our manufacturing facilities, a significant portion of our operating costs are fixed. In general, these costs do not decline when customer demand or our shipment utilization rate drops, and thus declines in customer demand, among other factors, may significantly decrease our profit margins. Our costs may also increase as a result of, among other things, inflation, which may have a greater impact on our profit margins than ASPs. In the past, there have been periods of sustained decline in ASPs of our customers’ end products and applications, and such periods have sometimes coincided with periods of economic volatility, including recessions. A return to historical trends could place downward pressure on the prices of the components, including our products, that go into such end products and applications. If ASPs decline, potentially due to a recession, and our cost reduction programs and actions do not offset the decrease or our costs increase due to inflation or otherwise and are not offset by an increase in ASPs, our results of operations, financial condition, business and prospects may be materially and adversely affected.

The cyclical nature and seasonality of the semiconductor industry and periodic overcapacity make us vulnerable to significant and sometimes prolonged economic downturns.
The semiconductor industry has exhibited cyclicality in the past and, at various times, has experienced downturns from time to time, as a result of global economic conditions as well as industry-specific factors, including inventory corrections, excess capacity, price volatility in raw materials and other inputs, and changes in end-customer preferences. Fluctuations in our customers’ demand drive significant variations in order levels for our products and services and can result in volatility in our revenue and earnings. Also, increases in inflation rates in the markets in which we operate may affect our business by increasing costs of our manufacturing inputs and by decreasing demand for our customers’ products. The recent increase in inflation rates in the markets in which we operate may lead us to experience higher costs related to labor, energy, water, transportation, research and development, wafer and other raw materials costs from suppliers. Because our business is, and will continue to be, largely dependent on the requirements of both consumer and industrial high-end technology product suppliers for our services, downturns in this broad industry will likely lead to reduced demand for our products and services.
Demand for our customers’ end products is affected by seasonal variations in market conditions that contribute to the fluctuations of demand and prices for semiconductor services and products. The seasonal sales trends for semiconductor services and products closely mirror those for automotive, consumer electronics, communication and computer sales. These seasonal variations, and seasonal variation changes that we cannot anticipate, may result in increased volatility in our results of operation and could materially and adversely affect our results of operations, financial condition, business and prospects

Securing and maintaining design wins, in particular single-sourced awards, and managing our LTAs may present challenges to our business in differing demand environments.
We endeavor to utilize our existing manufacturing capacity and pursue growth beyond our existing capacity via a design funnel to design award process, with the aim of securing as many single-sourced awards through differentiation as possible. We define single-sourced products as those that we believe can only be manufactured with our technology and cannot be manufactured elsewhere without significant customer redesigns. Given the time and costs associated with moving a single-sourced product to a competitor, clients are more likely to continue awarding us single-source contracts for such products. If we are unable to fill the funnel and convert enough opportunities into design wins and ultimately awards due to differentiation, pricing, competition, or any other reasons, there will be a material adverse impact on our financial performance.
Over the last few years, and especially during the pandemic as global supply was tight, we were able to sell production capacity through LTAs as opposed to shorter contracts or via more traditional purchase order based contracts. In light of current demand dynamics, our ability to enter into LTAs has diminished, and the focus of our commercial operations has shifted to building a wider funnel of potential customers across a breadth of end markets, aiming to secure more single-sourced design wins.
Notwithstanding this shift in industry dynamics, we continue to have a significant number of existing LTAs, which continue to be an important part of our strategy, especially for certain longer, more durable end markets, like automotive. For example, we recently entered into a long-term agreement with Infineon at the end of 2023 to secure wafers primarily for the automotive sector.
Entering into LTAs to secure supply contractually is subject to certain risks, which can be magnified in the case of unpredictable market demand, including: customers defaulting on their obligations to us, which may include significant payment obligations and customers seeking to renegotiate key terms of their contracts, such as pricing and specified volume commitments, in the event market conditions change during the contract term. Against the current backdrop of macroeconomic and geopolitical uncertainty, some customers under LTAs have requested to adjust their demand outlook downward and have sought renegotiation of their LTAs. We have renegotiated a number of LTAs with certain of our customers, as a result of which some of our LTAs now have longer commitment periods over which the customer may purchase the same volume as originally negotiated, and some of our LTAs have lower pricing or volume commitments than originally negotiated. We expect these discussions to continue into 2024. We also face the risk that we may be unable to extend contracts when they expire and cannot backfill with additional customer demand. If we are unsuccessful in preserving the economic benefits of our existing LTAs in negotiations with our customers and we are unable to backfill that demand with customers through our design awards process, such renegotiations could lead to a reduction of our revenue and long-term outlook.
We must maintain sufficient capacity or expand our capacity in a timely manner, as well as manage manufacturing risks detailed elsewhere in these “Risk Factors,” to meet anticipated customer demand for our products and capacity reservation commitments we have made to our customers. We have entered into multiple LTAs that provide for significant customer commitments in return for capacity reservation commitments from us. If we’re unable to meet the capacity reservation commitments, we face the risk of defaulting on our obligations to our customers, which could result in us owing substantial cash penalties to our customers. Capacity reserved for certain customers could also prevent us from securing potentially more profitable business. If we overestimate customer demand or a customer defaults on its contractual obligations to us, we could experience underutilization of capacity at these facilities without a corresponding reduction in fixed costs. Given the breadth of the end markets we serve, these risks are not mutually exclusive and we may experience demands for additional capacity from some customers at the same time other customers are seeking to renegotiate their LTAs.
Our ability to successfully manage our LTAs depends on a variety of factors, including, among other things, our ability to finance our operations, maintain high-quality and efficient manufacturing operations, respond to competitive and regulatory changes, access semiconductor manufacturing equipment or quality raw materials in a cost-effective and timely manner, and retain and attract highly skilled personnel. As a result, we may not realize the anticipated benefits of these contracts.

We depend on a small number of customers for a significant portion of our revenue and any loss of this or our other key customers, including potentially through further customer consolidation, could result in significant declines in our revenue.
We have been largely dependent on a small number of customers for a substantial portion of our revenue. Our ten largest customers in 2023, 2022 and 2021 accounted for approximately 72%, 70% and 67% of our wafer shipment volume, respectively. We expect that a significant portion of our revenue will continue to come from a relatively limited number of customers. We cannot assure you that our revenue generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from, significant changes in scheduled deliveries to, or a decrease of products and services sold to, any of these customers could significantly reduce our revenue.

We rely on a complex silicon supply chain and breakdowns in that chain could affect our ability to produce our products and could materially and adversely affect our results of operations, financial condition, business and prospects.
We rely on a small number of suppliers for wafers, which is a key input into our products. In particular, only a limited number of companies in the world are able to produce silicon-on-insulator (“SOI”) wafers. If there is an insufficient supply of wafers, particularly SOI wafers, to satisfy our requirements, we may need to limit or delay our production, which could materially and adversely affect our results of operations, financial condition, business and prospects. If our limited source suppliers and suppliers for wafer preparation were to experience difficulties that affected their manufacturing yields or the quality of the materials they supply to us, it could materially and adversely affect our results of operations, financial condition, business and prospects. In particular, we depend on Soitec S.A. (“Soitec”), our largest supplier of SOI wafers, for the timely provision of wafers in order to meet our production goals and obligations to customers. Soitec supplied 63% of our SOI wafers in 2023. Our supply agreements with Soitec impose mutual obligations, in the form of capacity requirements, minimum purchase requirements and supply share percentages. We may be subject to penalties if we fail to comply with such obligations. In November 2020, we agreed with Soitec on an addendum to our original materials supply agreement to secure supply for 300 millimeter (“mm”) RF SOI, partially depleted SOI and Silicon Photonics (“SiPh”) wafers and in the fourth quarter of 2023 we updated the agreement with the latest outlook of future wafer mix for these technologies. In order to secure attractive pricing, we have undertaken risk purchases of raw wafers ahead of customer demand, risking the build up of excess inventory. If we are unable to obtain 300mm SOI wafers from Soitec for any reason, we expect that it would take us an extended period to find a replacement supplier on commercially acceptable terms. While we are in the process of developing relationships with alternate suppliers, we do not expect to be able to acquire a significant amount of SOI wafers from those suppliers in the near term, and there is no assurance that we will ever be able to do so.
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
Some of our customers may alter their process technology roadmaps and adopt single-digit nanometer manufacturing technologies (e.g. 3nm, 5nm, 7nm) faster than their original plans. If this happens and we are unable to offset with additional revenue from existing and new customers in the technology offerings we do provide, our results of operations, financial condition, business and prospects may be materially and adversely affected.
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
External risks also exist that can impact our position as a technology leader. Differentiated technology offerings may rely upon unique or specialized materials as compared to our competitors, including specialized wafers upon which some of our technologies are currently manufactured, raw materials for wafer fabrication, and materials used in the packaging of ICs to enable them to be used in the end products. A disruption in the availability or quality of these raw materials, as well as a significant increase in the price of these new or unique materials during technology development can have a variety of negative impacts. These impacts include increased time-to-market, decreased quality of finished goods or increased cost of finished goods in the marketplace. Similarly, our technology roadmap relies on externally sourced design tools and component circuit designs that allow our end customers to more readily realize their products in our technologies, and disruption or delays in our ability to obtain those resources may impair our ability to compete effectively and serve our customers.

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
The prices that we can charge our customers for manufacturing services are significantly related to the overall worldwide supply of integrated circuits (“ICs”) and semiconductor products. The overall supply of semiconductors is based in part on the capacity of other companies, which is outside of our control. For example, we and some other companies, including IDMs and competitors with access to material government support, have announced plans to increase capacity expenditures. As IDMs expand internal capacity to service internal production needs, the demand from those companies for foundry services from us and other pure-play foundries may be negatively impacted as they service a higher percentage or all of their production requirements. In addition, the increased capacity and internal production may allow those IDMs to more effectively compete with pure-play foundry customers in certain markets, including our customers, resulting in lower demand for pure-play foundry services in markets we serve. For example, as an IDM adds internal capacity, if it is successful in securing market share from competitors that utilize pure-play foundry services, the overall market we serve could be negatively impacted, which could result in a material and adverse effect to our results of operations, financial condition, business and prospects.
In addition, in periods of overcapacity, the Company may have aged construction in progress due to equipment that may not be installed until customer demand recovers. Accordingly, the Company faces the risk of potential future impairment if demand does not recover in a timely manner. See Note 3 and Note 8 to our Annual Consolidated Financial Statements.
Additionally, some nations, including China, are investing heavily in developing additional domestic capacity for semiconductor fabrication. In 2022, the U.S. implemented export controls that are intended to, among other things, prevent Chinese expansion with respect to leading-edge semiconductor process technologies (e.g. 14nm FinFET). Following the implementation of those controls, the Chinese semiconductor industry, with significant government support, has accelerated building its own foundry capacity, and shifted to focus domestic manufacturing on mature nodes (i.e. 22/28nm and larger technology nodes). China’s foundry capacity is expected to grow faster than expected demand at those nodes. This projected oversupply of capacity, if carried out as planned, will increase the industry-wide capacity and could result in overcapacity in the future, including in key end markets in which we operate.
In periods of overcapacity, if we are unable to offset the adverse effects of overcapacity through, among other things, our technology and product mix, we may have to lower the prices we charge our customers for our products and services and/or our average cost per wafer could increase given the high fixed cost nature of our industry. Such actions could reduce our margin and profitability and weaken our financial condition and results of operations. We cannot give any assurance that an increase in the demand for foundry services in the immediate and short-term will not lead to overcapacity in the future, which could materially and adversely affect our results of operations, financial condition, business and prospects.

If we are unable to compete effectively with other sophisticated players in the highly competitive foundry segment of the semiconductor industry, we may lose customers and our profit margins and earnings may decrease.
We believe the foundry market is comprised of five major foundries (including four scaled pure-play foundries) that accounted for the vast majority of worldwide foundry revenue in 2022. We define a scaled pure-play foundry as a company that focuses on producing ICs for other companies, rather than those of its own design, with more than $2.5 billion of annual foundry revenue. Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) at $75.8 billion of revenue in 2022 accounted for more than 50% of the total market. Other key competitors include SMIC and United Microelectronics Corporation, as well as the foundry operation services of some IDMs, such as Samsung Electronics Co., Ltd. (“Samsung”) and, more recently, Intel. IDMs principally manufacture and sell their own proprietary semiconductor products but may also offer foundry services. Other smaller dedicated foundry competitors include X-FAB Silicon Foundries, Tower Semiconductor Ltd., Vanguard International Semiconductor Corporation and WIN Semiconductors Corp. Some of our competitors may offer more advanced or differentiated technologies than we do and some have greater access to capital and substantially greater production capacity, research and development (“R&D”), marketing and other resources, including access to government subsidies and economic stimulus (including protective demand-side measures), than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.
The principal elements of competition in the wafer foundry market include:
•scale and the ability to access capital, whether public or private, to fund future growth;
•capacity utilization;
•technical competence, including internal and access to external design enablement capabilities;
•technology leadership and differentiation, coupled with a strong patent portfolio;

•price;
•cost management;
•time-to-volume production and cycle time;
•time-to-market;
•investment in R&D and related quality of results;
•manufacturing yields;
•optimization of the technology mix of wafer production at particular process technology nodes;
•design/technology interaction and resulting chip reliability;
•customer service and design support;
•management expertise; and
•strategic alliances in both the private and public sectors and geographic diversification.
We may fail to compete successfully in any one or more of these elements, any or all of which could impair our business performance and our ability to scale our operations in a way that adequately responds to our long-term strategy.
Our ability to compete successfully also depends on factors partially outside of our control, including component supply, intellectual property, including cell libraries that our customers embed in their product designs, and industry and general economic trends.

Our competitors and IDMs have announced expansions and may continue to expand in the United States and Europe, which could materially and adversely affect our competitive position.
TSMC, Samsung, Intel, Texas Instruments, Inc. (“Texas Instruments”) and others have initiated plans to develop new fabs and substantially increase their manufacturing capacity in the United States, and other competitors may seek to do likewise. Similarly, our competitors are seeking to develop new fabs in Europe (including in Dresden, Germany) and substantially increase their manufacturing capacity. Such expansions may increase the attractiveness of our competitors to customers who wish to utilize fabs located in the United States or Europe, use geographically dispersed suppliers or mitigate risks posed by geopolitical tensions and export controls. Further, it may lead to increased competition for funding and talent in those jurisdictions. This increased competition could materially and adversely affect our results of operations, financial condition, business and prospects.

The semiconductor industry is capital-intensive and, if we are unable to invest the necessary capital to operate and grow our business, we may not remain competitive.
To remain competitive and comply with evolving regulatory requirements, we must constantly improve our facilities and process technologies and carry out extensive R&D, each of which requires investment of significant amounts of capital. The costs of manufacturing facilities and semiconductor manufacturing equipment continue to rise and because we operate primarily in countries with higher labor and overhead costs relative to many of our competitors, we are exposed to higher costs than some of our peers. Our actual expenditures may exceed our planned spend due to global economic and industry-wide equipment or material price increases during the long lead time to build capacity. Given the fixed-cost nature of our business, we have in the past incurred, and may in the future incur, operating losses if our revenue and planned cost reductions do not adequately offset the impact of our capital expenditures and the cost of financing these expenditures.
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

Subject to market requirements and customer demand as well as receipt of expected government funding, among other factors, GF plans to invest more than $12 billion over the next 10 or more years across our Fab 8 facility and our Fab 9 facility. While GF intends to begin work as soon as reasonably possible, there is no guarantee at this time as to when GF will be able to start work and how (or to what degree) the total $12 billion investment will be allocated to each year over the next 10 or more years (or that the total amount actually invested will be $12 billion or more). GF intends to execute such investments through public-private partnerships with support from the federal and state governments as well as from its ecosystem partners, including anticipated key strategic customers, but such plans are subject to GF receiving such support in the manner and on the timelines expected, and may be subject to change. There can be no assurance these projects will not be delayed or otherwise impacted if we are unable to secure the funding we expect. In the event we have invested a substantial portion of our expected $12 billion into these projects and we are not able to receive the governmental funding described above (or if they seek to recover any subsidies or grants from us), these projects may be indefinitely delayed until we can secure sufficient funding to complete them, and we may not see returns on our $12 billion investment until we do.

We receive subsidies and grants in certain countries and regions in which we operate, and a reduction in the amount of governmental funding available to us or demands for repayment could increase our costs and affect our results of operations.
As is the case with other large semiconductor companies, we receive subsidies and grants from governments in certain countries and regions in which we operate. In response to increased geopolitical tensions, national security and supply chain concerns, the United States and the European Union are implementing new semiconductor industry incentive programs. For example, the United States enacted the Creating Helpful Incentives to Produce Semiconductors for America and Science Act of 2022 (the “CHIPS and Science Act”) and the European Union approved the European Chips Act in 2023 (see also Note 3 to our Annual Consolidated Financial Statements). These programs represent potentially significant new sources of government funding for capital and R&D investment for our industry, that we and various participants in our industry hope to benefit from. The CHIPS and Science Act provided for a 25% investment tax refund and appropriated $52 billion in grants to support the domestic semiconductor industry. The EU has enacted the European Chips Act, which is intended to provide significant funding to strengthen the EU’s semiconductor industry. Historically, we have benefited from these kinds of government programs, and we intend to continue to benefit from government programs to help fund our expansion efforts.
Starting in 2023, GF began benefiting from the CHIPS and Science Act, and has sought a refund of $66.4 million, and GF anticipates continuing to benefit from this law going forward, which should help subsidize 25% of all capital investment made by us in the U.S., at our Fab 8 and Fab 9 facilities, in the States of New York and Vermont, respectively. In February 2024, the U.S. Department of Commerce announced approximately $1.5 billion in planned direct funding for us under the CHIPS and Science Act. This planned investment will enable us to expand and create new manufacturing capacity and capabilities to securely produce more essential chips for automotive, IoT, aerospace, defense, and other vital markets. The proposed funding will support three potential GF projects: expansion of our existing Fab 8 facility, construction of a new state-of-art fab on the Fab 8 campus, and modernization of our Fab 9 facility in Burlington, Vermont. In support of the two Fab 8 projects, the State of New York also announced that it intends to provide $575 million in planned direct funding. The preliminary awards are non-binding commitments, and receipt of any funding will be subject to certain terms and conditions including GF hitting specific milestones.
We may be unable to secure this or other government funding at the levels we expect or at all, and the availability of government funding is outside our control. Moreover, should we terminate or fail to commence any activities or operations, or fail to achieve milestones, related to government funds that we receive or upon which government funds have been conditioned, we may face adverse consequences. In particular, government agencies could seek to recover subsidies or grants from us, seek repayment of loans, or could cancel, reduce or deny our requests for future subsidies or grants. This could materially and adversely affect our results of operations, financial condition, business and prospects.

Strong government support in China for capacity expansion, combined with strained economic relations with that country could lead to underutilization or significant ASP erosion for our fabs.
The Chinese government has invested heavily in its indigenous semiconductor manufacturing, and has continued to promote the expansion of fabrication capacity for semiconductors. This has contributed to and may continue to lead to overcapacity and increased competition, in particular in the current and legacy node market. China’s decision to build capacity for China, to be sourced primarily from indigenous suppliers, will likely have the dual effect of limiting the Chinese market for other global suppliers like us and significantly increasing the competition we face globally. We have a material amount of direct business in China, and if we cannot adequately compete with Chinese semiconductor manufacturers, our market share in China could be impacted, which could result in a material impact to our business and financial performance. The United States has implemented export controls that are intended to, among other things, prevent Chinese expansion with respect to leading edge semiconductor process technologies (i.e., 14nm FinFET and smaller technology nodes). Following the implementation of those controls, the Chinese semiconductor industry, with significant government support, has accelerated building its own foundry capacity, and shifted to focus domestic manufacturing on mature nodes (i.e. 28nm and larger technology nodes). and China's foundry capacity is expected to grow faster than expected demand at those nodes. This projected oversupply of capacity, if carried out as planned, will increase the industry-wide capacity and could result in overcapacity in the future and our business performance and financial results may be materially impacted. Further, the business we do around the world outside of China, in markets in which Chinese semiconductor manufacturers are our direct competitors, also represents a significant portion of our business. If we are unable to keep up with competition from such Chinese manufacturers, our market share in jurisdictions outside of China could also be impacted as they work to saturate the market, which could materially impact our business and financial performance.
Further, there can be no assurance that the tightening of export controls and other countermeasures (e.g., tariffs) established by the U.S. government and other governments will meaningfully limit China’s semiconductor manufacturing supply to current or mature nodes in the long term. To the extend any such measures are put in place, not only may they be ineffective, but may also heighten the potential risk to our business of retaliatory measures. See “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to our Business and Industry—Global economic and geopolitical conditions could materially and adversely affect our results of operations, financial condition, business and prospects.” Any changes or further developments (many of which would be outside our control and ability to adequately predict with any certainty) may make it more difficult for us to retain existing and obtain new customers, may result in material reductions in ASPs, and may have material impacts on our business operations, financial performance, and strategy.

We may not be able to implement our planned growth and development or maintain the differentiation of our solutions if we are unable to recruit and retain skilled technical personnel, key executives and managers.
We rely on the continued services and contributions of our skilled technical and professional personnel and management team. In this industry, the competitive pressures to find and retain the most talented personnel are intense and constant. The sources for highly skilled talent in the industry are often well-known and pursued by competitors for talent, including IDMs. With the rapid pace of technological and business change, skills need to be constantly refreshed and built upon. Our business could suffer if we are unable to fulfill and sustain resource requirements with qualified individuals in required positions globally. Fulfilling new resource needs on a timely basis continues to be a challenge in this highly competitive market for semiconductor talent. Competition for talent is particularly high both in locations where we and our competitors have operations and in locations where our competition is hiring in anticipation of planned expansion. Competition for talent exists in all of our operating regions, at all levels, emphasizing the importance of strong employee retention, and if we fail to attract and retain highly skilled talent, our business and results of operations could be materially adversely impacted.

Sales to government entities and highly regulated organizations are subject to a number of challenges and added risks, and our failure to comply with these heightened compliance requirements, or effectively manage these challenges or risks, could impact our operations and financial results.
We currently sell to the U.S. federal government and to customers in highly regulated industries, and may sell to state and local governments and to foreign governmental agency customers in the future. Sales to such entities are subject to a number of compliance challenges and risks, including regarding access to and required protection of classified information. Failure to comply with Foreign Ownership, Control or Influence agreements could lead to a loss of our security clearance and, therefore, certain government business and reputational harm. Selling to governmental and highly regulated entities can be highly competitive, expensive and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government contracting requirements may change and in doing so restrict our ability to sell into the government sector until we have attained any revised necessary certification or authorization. Government demand and payment for our products and services are affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products and services. Such sales are made more difficult by the fact that many of our product design and life cycles are very long, compared to public fiscal budget calendars.
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

We may be exposed to liabilities if it is determined that our compensation arrangements do not comply with, or are not exempt from, Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).
Section 409A (“Section 409A”) of the Code, sets forth the rules governing non-qualified deferred compensation arrangements. Section 409A contains many technical, complicated and ambiguous rules and regulations, including proposed but not yet finalized regulations that do not currently have the force of law, making compliance with Section 409A difficult to assess and to ensure. While we have attempted to structure our compensation arrangements (including our equity incentive awards) so that they either comply with, or are exempt from, Section 409A, it is possible that some of these compensation arrangements are not so exempt or compliant. In some instances, we have determined that amendments to certain of our compensation arrangements were advisable in order to mitigate or eliminate potential Section 409A non-compliance risk, though there can be no assurance that such amendments will mitigate or eliminate any such risk. If it is determined that any of our compensation arrangements are neither compliant with, nor exempt from, Section 409A, we may be subject to significant liabilities and costs, including penalties for failing to properly report deferred compensation arrangements under Section 409A and to withhold taxes payable by our service providers, including our employees, and we may be required to pay to the applicable governmental authorities the amount of taxes we should have withheld and related interest and penalties. In addition, those of our service providers, including our employees, participating in such arrangements may experience significant adverse tax consequences under Section 409A, including a 20% federal penalty tax imposed on the amount of compensation involved (and, as applicable, similar excise taxes under state law or foreign law). These liabilities may be significant and the imposition of such liabilities may materially affect our employee relations. In addition, in the event any such liabilities were imposed on our service providers, including our employees, we could decide to take remedial action, including making cash payments to adversely affected service providers, including our employees. Any amounts so paid by us could materially and adversely affect our results of operations, financial condition, business and prospects.

Improper disclosure of confidential information could negatively impact our business.
In the ordinary course of our business, we maintain sensitive data on our networks, including our and our customers’ intellectual property and proprietary or confidential business information relating to our business and that of our customers and business partners. In addition, we regularly enter into confidentiality obligations with our customers, suppliers and parties that we license intellectual property to or from. The secure maintenance of this information is critical to our business and reputation. We have put in place policies, procedures and technological safeguards designed to protect the security of this information. However, we cannot guarantee that this information will not be improperly disclosed or accessed. Disclosure of this information could harm our reputation, subject us to liability under our contracts and harm our relationships with key counterparties, including our customers, which could materially and adversely affect our results of operations, financial condition, business and prospects.

Any outbreak of contagious disease could materially and adversely affect our results of operations, financial condition, business and prospects.
Any outbreak of contagious disease may disrupt our ability to adequately staff our business and may generally disrupt our operations. Generalized outbreaks of contagious diseases may slow economic growth, including in regions of the world where we, our customers and suppliers operate, and can negatively impact the global supply chain, market and economies. We have significant operations in the United States, Europe, and Singapore, including supply chain and manufacturing facilities and sales and marketing channels and information technology (“IT”) design and other support services in these regions as well as in other countries, including Japan, India, Taiwan and China.
If a new pandemic or new outbreaks of contagious diseases occur, we may experience material adverse effects on our business, including, among other things:
•declines in sales activities and customer orders;
•significant fluctuations in demand for our products and services, which could in turn cause uncertainty for our capacity planning, production delays and reduced workforce availability;
•difficulties in domestic and international travel and interruption of communications;
•temporary governmental work stoppage orders to control infection rates or as a result of border closures with neighboring countries, both of which occurred in Singapore during the COVID-19 pandemic;
•delays in potential expansion plans; or
•slowdown of R&D activities.
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
We perform long-term market demand forecasts for our products to manage, and plan for, our overall capacity. Because market conditions are dynamic, our market demand forecasts may change significantly, or prove to be inaccurate, at any time. During periods of decreased demand, certain manufacturing lines or tools in some of our manufacturing facilities may be idled or shut down temporarily, to save costs while preserving capacity. However, if subsequent demand increases rapidly, we may not be able to restore the capacity in a timely manner to take advantage of the upturn. In light of long-term market demand forecasts, we have been adding capacity to meet market needs for our products. In order to respond to expected orders, or to assure sufficient line loading for planned process or yield learning, we may initiate “risk starts” in anticipation of actual orders. This could result in periodically increased inventory costs and/or obsolescence costs if those expected orders do not materialize.
In some instances, we may increase or otherwise manage capacity by transferring technologies from one location to another. Expansion of our capacity will increase our costs. For example, we will need to purchase additional equipment, and hire and train additional personnel to operate the new equipment. In case of a technology transfer, we may also need to source new tooling and materials, train personnel to learn and stabilize new processes and, depending on the technology, obtain government approval for such transfer. If demand does not increase as planned, expansion is delayed or we fail to successfully transfer a technology as planned, we may not increase our net revenue accordingly, which could materially and adversely affect our results of operations, financial condition, business and prospects.
Because we own and operate high-tech manufacturing facilities, our operations have high costs that are fixed or difficult to reduce in the short term, including our costs related to utilization of existing facilities, facility construction and equipment, R&D, and the employment and training of a highly skilled workforce. Additionally, as part of our strategy to effectively manage our capacity and production facilities, we concentrate some of our fabs on certain technologies and/or products, particularly when there is significant demand and we expect continued demand for those particular technologies and/or products. However, this strategy exposes us to the risk that our operations, including our utilization rate for entire fabs, may be severely impacted if there is a sudden or prolonged downturn in demand for those technologies and/or products, particularly if we are unable to predict such downturn sufficiently in advance to pivot our operations. To the extent demand decreases, capacity does not increase in time to meet demand or we fail to forecast demand accurately, we could be required to write off inventory or record underutilization charges, which would lower our gross margin. To the extent any demand decrease is prolonged, our manufacturing capacity could be underutilized, and we may be required to write down our long-lived assets, which would increase our expenses. In addition, deployment of capital for new capacity projects occurs prior to full factory utilization. Consequently, increases in depreciation could be misaligned with planned revenue growth until the factory achieves full utilization, which could materially and adversely affect our operations and financial results. We may also be required to shorten the useful life of under-used facilities and equipment and accelerate depreciation.

Our manufacturing processes are highly complex, costly and potentially vulnerable to impurities and other disruptions and cost increases that can significantly increase our costs and delay product shipments to our customers.
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
•electrical power outages and disruptions;
•raw materials shortages and impurities; and
•delays in delivery or shortages of spare parts used in the maintenance of our equipment.
If the above issues recur or we face similar challenges in the future, we may suffer delays in our ability to deliver our products, which could have a material and adverse effect on our results of operations, financial condition, business and prospects. In addition, we cannot guarantee that we will be able to increase our manufacturing capacity and efficiency in the future to the same extent as in the past. Module 7H, an extension of our existing 300mm Fab 7 operations, began limited production in September 2023. If the above issues recur or we face similar challenges in the future, our ability to ramp production in Module 7H as planned may be delayed. Additionally, if we are unable to offset increases in the costs of key inputs to fabs (including raw materials, electric power and water) through cost reduction programs, the cost increases could materially and adversely affect our results of operations, financial condition, business and prospects.

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
We may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, upgrading or expanding our existing facilities, transferring technologies between our sites or introducing new manufacturing materials (e.g. GaN).

If we are unable to obtain adequate supplies of raw materials in a timely manner and at commercially reasonable prices our revenue and profitability may decline.
Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases, chemicals and photoresist, on a timely basis and at commercially reasonable prices, many of which are not commodities easily replaced with substitutions. In the past, shortages in the supply of some materials, whether by specific vendors or by the industry generally, have resulted in occasional industry-wide price adjustments and delivery delays. Moreover, major natural disasters, trade barriers and political or economic turmoil occurring within the country of origin of such raw materials may also significantly disrupt the availability of such raw materials or increase their prices. Further, since we procure some of our raw materials from sole-sourced suppliers, including raw materials that are significant to our production operations, there is a risk that our need for such raw materials may not be met or that back-up supplies may not be readily available. In addition, recent trade tensions between the United States and China, as well as the conflict in Ukraine, have resulted in substantial price volatility and reduced availability of raw materials, including rare earth metals and natural gas used in our products or in our production operations. Similar price volatility risks may be presented by the war in Israel and its potential expansion. Tariffs, sanctions, export controls, other non-tariff barriers, and other measures undertaken by state actors due to global or local economic conditions could also affect material cost and availability. If the availability of such raw materials is disrupted, manufacturing lines may be stopped or significantly disrupted, impacting our supply chain, which could materially and adversely affect our results of operations. From time to time, including recently, we are advised of shortages of raw materials that could impact our operations. We currently are seeking, and in the future will continue to seek, alternative suppliers and substitute materials and work closely with our existing vendors to support their efforts to provide us with uninterrupted supply. Recently, as a result of demand driven by the semiconductor supply shortage, the costs of raw wafers as well as certain other raw materials were relatively high. Failure to obtain adequate supplies could result in our being unable to meet commitments under our contracts with customers, which could expose us to substantial liquidated damages and other claims, which could materially and adversely affect our results of operations, financial condition, business and prospects.
For some supplies and raw materials, we have, and may in the future, enter into long-term agreements with minimum purchase agreements. Due to the perishable nature of some of these supplies and materials, and the possibility of delayed customer orders, we may negatively impact our costs in a given period or increase our obsolescence charges, impacting our profitability.

If we are unable to obtain adequate supplies of energy at commercially reasonable prices our profitability may decline.
Certain energy products (e.g., electricity, natural gas, petroleum) and water, necessary for our production operations have recently experienced and may continue to experience substantial price volatility, including related to shortages or political or economic instability, in regions where we operate our fabs. We have recently experienced and may continue to experience increases in electricity costs, particularly in Dresden, Germany and Singapore. Electricity costs may fluctuate as a result of various factors. For example, climate change is increasing governmental regulation, which could impact costs. In Vermont, all industries are now required to seek renewable sources of energy, which may result in increased costs to secure supply suitable for the sensitive equipment our production facilities require. Additionally, the war in Israel, especially if it expands throughout the Middle East, may result in substantial volatility of oil prices, which could impact all our sites worldwide. Hedging transactions for many of these materials and other inputs are not always available to us, or are not always available on terms we believe are commercially acceptable. Hedges that we enter into with respect to certain inputs, such as electricity, oil, or alternative energy supplies we may seek to secure, may not be effective to avoid disruptions to our manufacturing operations. Additionally, once our prices with a customer are negotiated, we are generally unable to revise pricing with that customer until our next regularly scheduled price adjustment. As a result, if market prices for essential components increase, we may be unable to pass the price increases through to our customers for products purchased under an existing agreement. Consequently, we are exposed to the risks associated with the volatility of prices for these components and our cost of revenue could increase and our gross margins could decrease in the event of price increases.

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

Aging infrastructure and power grids and risks to the supply of natural gas, electricity or fresh water could interrupt production.
The semiconductor fabrication process requires extensive amounts of fresh water and a stable source of electricity and natural gas. In addition, it requires effective facilities to manage wastewater. As our production capabilities and our business grow, our requirements for these factors will grow substantially. Although we have not, to date, experienced any instances of lack of sufficient supplies of natural gas or water, or material disruptions in the electricity supply to, or wastewater processing capacity of, any of our fabs beyond temporary or short-term stoppages, the ongoing conflict between Russia and Ukraine has in the past created, and may in the future again create, a substantial risk of natural gas shortage in Europe, which may impact our manufacturing site in Dresden, Germany. Further, we may not have access to sufficient supplies of natural gas, electricity, water or wastewater processing capacity to accommodate our planned growth. Pipeline interruptions, power interruptions, electricity shortages, droughts, geopolitical tensions, or government intervention, particularly in the form of rationing, are factors that could restrict our access to these utilities in the areas in which our fabs are located. If there is an insufficient supply of fresh water, natural gas, electricity or wastewater processing capacity to satisfy our requirements, we may need to limit or delay our production. In addition, a power outage, even of very limited duration, could result in a loss of wafers in production and a deterioration in yield. Any of these occurrences could materially and adversely affect our results of operations, financial condition, business and prospects.

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
In the ordinary course of our business, we maintain sensitive data on our networks, including our and our customers’ intellectual property and proprietary or confidential business information relating to our business and that of our customers and business partners. Our and our service providers’ IT and computer systems store and transmit customer information, trade secrets, corporate data and personal information, and are otherwise essential to the operation of our production lines, which may make us a target for cyberattacks. The secure maintenance of this information is critical to our business and reputation. In addition, our accreditation as a Trusted Foundry by the Defense Microelectronics Activity and our processing of sensitive information may make us an attractive target for attacks, including industrial or nation-state espionage, organized criminals, and terrorist cyberattacks. Further, we depend on our employees and the employees of our service providers to appropriately handle confidential and sensitive data and deploy our IT resources in a safe and secure manner that does not expose our network systems to security breaches or the loss of data. However, there is always a risk that inadvertent disclosure or actions or internal malfeasance by our employees or those of our service providers could result in a loss of data or a breach or interruption of our IT systems.
As a result of the nature of our business and operations, we have been subject to and will continue to be subject to cyberattacks from various bad actors. In September 2023, we did experience a cyber-related incident, which is described in more detail in “Item 16K. Cybersecurity—Governance.” Although to date, we have not been subject to cyberattacks which, to our knowledge, have had a material impact to our operations or financial condition (individually or in aggregate), there is no certainty that future cyberattacks will not have a material adverse effect on our business, operations, or financial results.
We continue to make significant investments in cybersecurity and data security, as well as other efforts to combat breach and misuse of our systems and unauthorized access to our and our customers’ data by third parties. While we seek to continuously review and assess our cybersecurity policies and procedures to ensure their adequacy and effectiveness, all IT and computer systems are vulnerable to attacks, especially via methods that have not been observed yet or quickly evolve. The risk of security breaches may be higher during times of a natural disaster or pandemic due to remote working arrangements. Also, the development and proliferation of AI/ML in addition to other related technologies, may increase our exposure to cyber attacks and other cybersecurity risks by providing third parties with enhanced capabilities to breach our systems, and may require us to spend additional resources to further strengthen our defenses against such threats. We cannot guarantee that our IT and computer systems which control or maintain vital corporate functions, such as our manufacturing operations and enterprise accounting, would be immune to cyberattacks. In the event of a serious cyberattack, our systems may lose important customer information, trade secrets, corporate data or personal information, or our production lines may be shut down pending the resolution of such an attack.
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
Our operations and ongoing revenue expansion plans depend on our ability to obtain complex and specialized manufacturing equipment and related services from a limited number of suppliers in a market that is characterized from time to time by limited supply and long delivery cycles. During such times, supplier-specific or industry-wide lead times for delivery can be as long as twelve months or more. Further, growing complexities of the most valuable equipment may delay the timely delivery of such equipment and parts needed to capitalize on time-sensitive and perishable business opportunities. Industry-wide demand increases for this equipment could increase its market price as well as the market price of replacement parts and consumable materials needed to operate the equipment. Due in part to demand driven by significant new sources of funding in China as well as potentially other governments (such as Korea, the United States and Europe), the demand for semiconductor manufacturing equipment may result in longer than normal lead times for such equipment. Similarly, an industry-wide increase in demand may result in longer than normal lead times for such equipment or higher prices. If we are unable to obtain equipment in a timely manner to fulfill our customers’ demand on technology and production capacity, or at a reasonable cost, we may be unable to meet commitments under our contracts with customers, which could expose us to substantial liquidated damages and other claims and could materially and adversely affect our results of operations, financial condition, business and prospects.

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

Our operations are subject to the risks of earthquakes, wildfires, floods, severe weather incidents and other natural catastrophic events, and to interruption by man-made problems such as power disruptions, industrial accidents, or terrorism.
Significant natural disasters such as earthquakes, wildfires, floods, severe weather incidents or acts of terrorism occurring in any of our manufacturing or office locations, or where a business partner, such as a customer or supplier, is located, could adversely affect our operational and financial performance. In addition, natural disasters, spills or hazardous exposure incidents, accidents and acts of terrorism could cause disruptions in our business or our suppliers’ or customers’ businesses, national economies or the global economy as a whole, and we may not have insurance coverage for these matters. Our operations, as well as our computing systems, are vulnerable to interference, or interruption from terrorist attacks, natural disasters or pandemics, the effects of climate change (such as sea level rise, drought, flooding, wildfires, increased average temperatures and increased storm severity), power loss, telecommunications failures, criminal fraud or impersonation, inadvertent or intentional actions by our employees, or other attempts to harm or access our systems. In the event of a major disruption caused by a natural disaster or any of the foregoing, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities, lengthy interruptions in service, breaches of data security and loss of critical data or personal information, any of which could materially and adversely affect our results of operations, financial condition, business and prospects.

If we are unable to successfully deploy AI/ML across our products and services and our business operations and adequately anticipate and account for legal, regulatory and social developments in the AI/ML space, we may become less competitive against our peers and we may incur significant costs that do not provide us with commensurate returns.
AI/ML has the potential to generate significant business value for semiconductor companies, including foundries. Manufacturing is the semiconductor industry's largest cost driver and AI/ML has the potential to, among other things, reduce costs, improve yields, shorten processing times, and increase production. Use cases include utilizing AI/ML to handle repetitive tasks, improve predictive maintenance, develop and optimize process design kits, optimize process times, improve and shorten wafer inspections and optimize inventory and supply chain management and operations. If we do not adopt and deploy AI/ML as quickly or efficiently as our competitors, we may not be able to provide foundry services on competitive terms, including with respect to cost, schedule, and volume manufacturing capacity, which may lead to us losing design wins, losing market share and losing customers. The rapid pace of AI/ML’s development may require the investment of significant resources for us to remain competitive, and we may not receive commensurate returns if we are not successful in achieving the outcomes we expect (either on the timelines we expect or at all). The risk of falling behind our competitors could expose us to higher costs than our peers, as we operate primarily in countries that have higher labor and overhead costs relative to many of our competitors. If we do not have competitive products and services available to meet our customers’ AI/ML related needs, or if we fail to anticipate the changing needs and preferences of our key stakeholders, we may lose significant business and growth opportunities and lose market share. Any failure on our part to effectively and efficiently utilize AI/ML to enhance our operations, products and services and manufacturing strategy may result in material impacts to our financial performance, financial results and overall business strategy.

Any use of AI/ML technologies in our operations may present additional labor, legal, regulatory, and social risks, which could lead to additional costs and impact our competitive position.
AI/ML and related new technologies could disrupt our workforce needs. As AI/ML becomes more prevalent in the semiconductor industry, there may be higher demand for, and fiercer competition to recruit, personnel with specific skillsets that are currently not abundant in the industry. GF’s existing workforce may also need to undergo changes to account for developments in the way semiconductor manufacturing and foundries operate as a result of incorporating AI/ML. New technologies in the market that disrupt our workforce needs may also cause us to undergo other changes to better respond to changing market conditions and to stay ahead of our peers. All of these may result in significant costs to GF, and there can be no assurance that any initiatives, strategies or projects GF pursues will be successful in mitigating or preventing these risks.
Because AI/ML is a developing technology in its nascency, legal frameworks for AI/ML governance are unsettled, quickly developing, and unpredictable. Some uses of AI pose emerging ethical issues and present a number of risks that cannot be fully mitigated. Using AI/ML while the technology is still developing may expose us to additional liability, reputational harm, and threats of litigation, particularly if the AI/ML we adopt produces errors, AI bias, AI hallucination, harmful content, discrimination, intellectual property infringement or misappropriation, data privacy or cybersecurity issues, or otherwise does not function as intended. For example, AI/ML technologies are highly reliant on the collection and analysis of large amounts of data and complex algorithms, which may be overbroad, insufficient, or contain biased information. Moreover, with the use of AI/ML technologies, there often exists a lack of transparency of the sources of data used to train or develop the AI/ML technologies or how inputs are converted to outputs and we cannot fully validate this process and its accuracy. The accuracy of such inputs and the resulting impacts on the results of AI/ML technologies cannot be verified and could result in outputs that may include or be derived from inaccurate or erroneous information.
The use of AI/ML, including potential inadvertent disclosure of confidential information or personal identifiable information, could also lead to legal and regulatory investigations and enforcement actions, or may give rise to specific obligations, including required notices, consents and opt-outs, under various data privacy, protection and cybersecurity laws and regulations in a number of jurisdictions. See “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to Manufacturing, Operations and Expansion—Compliance with applicable data security and data privacy laws and regulations may be costly and, in the case of a breach of applicable law, could harm our reputation” for more information relating to risks relating to data protection and compliance with existing and future laws and regulations. See also “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to Manufacturing, Operations and Expansion—The risk of cyberattacks and other data security breaches requires us to incur significant costs to maintain the security of our networks and data, and, in the event of such breaches, may expose us to liability, adversely affect our operations, damage our reputation, and affect our net revenue and profitability, and our efforts to combat breach and misuse of our systems and unauthorized access to our data may not be successful” for more information on the cybersecurity risks relating to AI/ML technologies.
Further, despite our investment in AI/ML, there is no assurance that new laws and regulations will not restrict the ways we can use the AI/ML we have adopted, including by limiting or changing global AI/ML adoption trends that may impede our strategy. Moreover, regulations relating to AI/ML technologies may also impose certain obligations on organizations, and the costs of monitoring and responding to such regulations, as well as the consequences of non-compliance, could have an adverse effect on our operations or financial condition. For example, provisional political agreement on a proposed EU AI Act was reached between co-legislators in December 2023, and formally approved in February 2024, and such proposed legislation includes that specific transparency and other requirements would be introduced for general purpose AI systems and the models on which those systems are based, which may apply to the AI/ML we have adopted. The EU AI Act is expected to apply after a transitional period of two years after its entry into force (which may come into effect as early as May or June 2024). Once in effect, the EU AI Act would impose material requirements on both the providers and deployers of AI/ML technologies, with infringement punishable by sanctions of up to 7% of annual worldwide turnover or EUR 35 million (whichever is higher) for the most serious breaches. In addition, the White House's Executive Order on the Safe, Secure, and Trustworthy Development and Use of Artificial Intelligence devises a framework for the U.S. government, among other things, to regulate private sector use and development of certain foundation models. Unfavorable legal and regulatory developments could also impact our vendors, suppliers and industry as a whole, and we may be exposed to increased risk of liability, reputational harm, and other significant costs if we need to make business and operational changes in response to such developments. Our failure, or perceived failure, to comply fully with developing interpretations of AI/ML laws and regulations, or meet evolving and varied stakeholder expectations and industry standards, could harm our business, reputation, financial condition, and operating results.

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
•create or permit liens;
•guarantee indebtedness;
•enter into change of control transactions; and
•engage in certain extraordinary transactions.
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
In the United States, federal and state laws impose limits on, or requirements regarding the collection, distribution, use, security and storage of personal information of individuals, and there has been increased regulation of data privacy and security particularly at the state level, including the California Consumer Privacy Act (effective on January 1, 2020), and the California Privacy Rights Act (effective on January 1, 2023). Furthermore, many other states, such as Virginia, Colorado, Connecticut, Utah and others have enacted or are actively considering or enacting similar laws and we operate in many of these jurisdictions. Outside the United States, the European Union and other countries in which we operate also have privacy and data protection laws, regulations and standards, including the European Union’s General Data Protection Regulation (the “EU GDPR”), the United Kingdom’s GDPR (the “UK GDPR”), and India’s new Digital Personal Data Protection Act.
The interpretation and application of many of these existing or recently enacted laws and regulations are increasingly complex, uncertain and fluid, and could be inconsistent with our existing data management practices. For example, the EU GDPR and UK GDPR generally restrict the transfer of personal information to countries outside the European Economic Area (“EEA”) and the United Kingdom (“UK”) to the United States and other jurisdictions without appropriate safeguards or other measures. Additionally, while the EU-U.S. Data Privacy Framework, which went into effect on July 10, 2023, allows companies to transfer personal information from the European Union to the United States without additional safeguard measures (e.g., standard contractual clauses or binding corporate rules), such framework (like past frameworks) is subject to legal challenge. These developments could lead to substantial costs, require significant changes, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. If we are unable to transfer personal data between and among countries and regions in which we operate, it could affect the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results. In addition, the existing EU and UK privacy laws on cookies and e-marketing are also in flux and are likely to be replaced by new regulations, which may introduce more stringent requirements for using cookies and similar technologies for direct marketing and significantly increase fines for non-compliance in-line with the GDPR. Stricter enforcement of such laws could limit the effectiveness of our marketing activities, divert the attention of our technology personnel, increase costs and subject us to additional liabilities.
Inappropriate disclosure of personal and other sensitive data, even if inadvertent, or other actual or perceived violations of or noncompliance with such laws and regulations could expose us to significant administrative, civil or criminal liability as well as reputational harm. For example, a breach of the GDPR could result in fines of up to 20 million euros (“EUR”) under the EU GDPR or British pound sterling (“GBP”) 17.5 million under the UK GDPR or up to 4% of the annual global revenue of the infringer, whichever is greater, as well as regulatory investigations, reputational damage, orders to cease or change our processing of personal data, enforcement notices and/or assessment notices (for a compulsory audit). Privacy-related claims or lawsuits initiated by governmental bodies, employees or other third parties, whether meritorious or not, could be time-consuming, result in costly regulatory proceedings, litigation, penalties and fines, or require us to change our business practices, sometimes in expensive ways, or other potential liabilities.
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
Some of our know-how or technology is not patented or patentable and may constitute trade secrets. To protect our trade secrets, we have a policy of requiring our employees, consultants, advisors and other collaborators who contribute to our material intellectual property to enter into confidentiality agreements. We also rely on customary contractual protections with our suppliers and customers, and we implement security measures intended to protect our trade secrets, know-how and other proprietary information. However, no assurances can be given that those contracts will not be breached. Further, those contracts and arrangements may be ineffective in protecting our intellectual property and may not prevent unauthorized disclosure. See also “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to Intellectual Property—There is a risk that our trade secrets, know-how and other proprietary information will be stolen, used in an unauthorized manner, or compromised, which could materially and adversely affect our results of operations, financial condition, business and prospects.” In addition, third parties may independently develop technologies that may be substantially equivalent or superior to our technology.

There is a risk that our trade secrets, know-how and other proprietary information will be stolen, used in an unauthorized manner, or compromised, which could materially and adversely affect our results of operations, financial condition, business and prospects.
Our trade secrets, know-how and other proprietary information may be stolen, used in an unauthorized manner, or compromised through a direct intrusion by private parties or foreign actors, including those affiliated with or controlled by state actors, through cyber intrusions into our computer systems, physical theft through corporate espionage or other means, or through more indirect routes, including by joint venture partners, licensees that do not honor the terms of the license, potential licensees that were ultimately not licensed, or other parties reverse engineering our company’s solutions, products or components. For example, in 2023, we filed a trade secret misappropriation lawsuit against IBM based on IBM’s disclosure to Intel Corp. and Rapidus Inc. of technology and know-how that GF contends IBM was not authorized to disclose.
AI/ML technologies can also be misused or misappropriated by third parties and/or our employees. Moreover, there is a risk that an employee may input confidential information, including material non-public information, trade secrets or personal identifiable information, into AI/ML technologies applications, resulting in such information becoming accessible by third parties, including our competitors. Any of the foregoing factors could materially and adversely affect our results of operations, financial condition, business and prospects.

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

Risks Related to Strategic Transactions
We may make strategic transactions, and such transactions may introduce significant risks and uncertainties, including risks related to integrating the acquired companies, assets or businesses.
We have in the past sought, and may in the future seek, to acquire or invest in businesses, joint ventures and technologies that we believe could complement or expand our capacity, enhance our technology offerings or otherwise offer growth opportunities. These transactions, particularly acquisitions, may be subject to regulatory approvals, including approval from the Committee on Foreign Investment in the United States (“CFIUS”) and approvals from antitrust authorities. With regard to CFIUS, our transactions may be more likely to require CFIUS review given the expansion of CFIUS jurisdiction to critical technologies as well as the increased public scrutiny on the industry due to the CHIPS and Science Act. Failure to obtain CFIUS approval, as applicable, and other required regulatory approvals may delay or otherwise limit our ability to make strategic transactions. In addition to domestic regulatory focus, semiconductor technology has been the focus of international regulatory review. China has been particularly focused on transactions in the technology industry and has rejected some proposed transactions. The changing nature of government reviews may impact the ability for inorganic growth of our business.
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
We have also in the past sought, and may in the future seek, to divest ourselves of businesses, dispose of assets, cease investments, or wind down joint ventures or manufacturing alliances. Current market conditions may increase the difficulty and costs of finding buyers and may cause us to obtain less-favorable transaction terms. Winding down joint ventures or manufacturing alliances may cause us to be subject to penalties, unrecoverable initial investments, and other losses. In addition, in the case of the divestiture of manufacturing facilities, we may be obligated to rely on buyers’ wafer production in order to fulfil existing customer commitments in the short run.
These efforts may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. Any such transactions that we are able to complete may not result in the synergies, efficiencies or other benefits we expected to achieve, which could result in substantial impairment charges and other losses. Any of the foregoing factors could materially and adversely affect our results of operations, financial condition, business and prospects.

We are in the process of implementing a strategic collaboration with ST Microelectronics (“ST”) pursuant to which ST and the Company are building and fitting out a new, jointly-operated fab in Crolles, France. Failure to successfully implement and manage the strategic collaboration may adversely affect our results of operation, financial conditions, business and prospects.
In August 2022, we entered into a Commercial and Cooperation Agreement with ST for the build-out and joint operation of a new 300mm semiconductor manufacturing facility. This facility is targeted to ramp up to 620,000 300mm wafers per year production at full build-out. In June 2023, the Company announced the conclusion of the agreement for the jointly operated semiconductor manufacturing facility, which would benefit from significant financial support from the state of France.
Implementing this strategic collaboration is a complex and lengthy process that requires, among other things, both parties receiving substantial government funding that is dependent on meeting various milestones, both parties paying their respective share of agreed capital investments, and both parties cooperating on the joint operation of the facility.
We may, at any time, have disagreements with ST or have interests or goals that are inconsistent with ST’s goals, which may result in conflicting views as to plan and timing of the build-out and the operation of the facility, which disagreements or conflicts may not be resolved in our favor. Because ST will own the building for the manufacturing facility, we inherently have a lesser degree of control over business operations, thereby increasing the financial, legal, operational, and/or compliance risks to us. We may not be able to oversee all aspects of the build-out and operation, which may lead to a potential inability to implement adequate internal controls covering the collaboration. Additionally, we will depend on ST to commit sufficient resources to the project, over which we will have no control. The collaboration requires us to partially rely on the financial condition of ST and could be adversely affected by any significant change in its financial conditions.
The collaboration is also subject to the risk that we or ST may not meet the milestones required to obtain the substantial government funding that is needed to make the project a success.
We may not be successful in our efforts to build and operate this new facility, and we may not achieve the anticipated benefits that we expected to achieve. Further, we may decide not to move forward with the joint operation of the facility depending on any of the above-mentioned factors and/or due to current market dynamics. As a result, any existing investments, including in purchases of equipment or payments for construction, may result in losses.
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
In each jurisdiction in which we operate, our operations are subject to diverse environmental, health and safety laws and regulations that govern, among other things, emissions of pollutants into the air, wastewater discharges, the use and handling of hazardous substances, waste disposal, the investigation and remediation of soil and ground water contamination and the health and safety of our employees. Semiconductor manufacturing depends on a wide array of process materials, including hazardous materials that are subject to local, state, national and international regulations. These materials, our manufacturing operations and our products and services are subject to diverse environmental, health and safety laws, regulations and regulatory requirements. Sourcing of materials could also present reputational risks if our direct or indirect suppliers are found to be in violation of environmental health and safety regulations, or ethical or human rights regulations or standards.
Regulatory changes, including restrictions on new or existing materials critical to our manufacturing processes, proposed regulations to address emerging contaminants such as per- and polyfluoroalkyl substances, increased restrictions related to discharges into water, air emissions and hazardous substances, changes to necessary permitting requirements, or changes in interpretations, could cause disruptions to our operations or necessitate additional costs or capital expenditures, such as those associated with identifying and qualifying substitute materials or processes, or with installing additional controls related to wastewater, air emissions or waste management. Regulatory limitations or restrictive covenants at contaminated properties could affect our ability to expand manufacturing operations or capacities and may affect our ability to import materials or equipment.
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
Certain environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act and state equivalents, make us potentially liable on a strict, joint and several basis for the investigation and remediation of contamination at, or originating from, facilities that are currently or formerly owned or operated by us and third-party sites to which we send or have sent materials for disposal or materials for recycling, along with related natural resources damages. We could become subject to potential material liabilities for the investigation and cleanup of historic contamination (including, potentially, emerging contaminants) on the U.S. properties where we operate should the currently responsible parties cease their ongoing remediation efforts notwithstanding their contractual obligations to us.
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
Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, anti-money laundering or counter-terrorist financing laws and regulations could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage and other collateral consequences. In the past, we have experienced minor issues related to anti-corruption investigations involving vendors attempting to influence employees at our Singapore location. To date, we have not experienced any such investigations that were determined to be material to our business or financial results. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our results of operations, financial condition, business and prospects could be materially and adversely affected. Even in the event of a positive outcome in such an investigation or proceeding, the cost of the investigation or defense could be significant and negatively affect our financial performance.
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
On June 7, 2021 we filed a complaint in the Supreme Court of New York seeking declaratory judgment that we had not violated certain agreements entered into with International Business Machines Corporation (“IBM”) relating to our acquisition of IBM’s Microelectronics division in 2015, and subsequent development and research activities and sales of our products to IBM. On June 8, 2021, IBM filed a complaint in the Supreme Court of New York asserting intentional breach of contract and fraudulent misrepresentation claims under the same set of agreements. IBM argues that it is entitled to a return of its $1.5 billion payment to the company and at least $1 billion in damages. On September 14, 2021, the Court granted our motion to dismiss IBM’s claims of fraud, unjust enrichment and breach of the implied covenant of good faith and fair dealing. Our complaint seeking declaratory judgment was dismissed. On April 7, 2022, the Appellate Division reversed the lower court's dismissal of the fraud claim. Discovery and dispositive motion practice have been completed and the parties are awaiting a trial date. We believe, based on discussions with legal counsel, that we have meritorious defenses against IBM’s claims. We dispute IBM’s claims and intend to vigorously defend against them. We do not currently anticipate this proceeding to have a material impact on our results of operations, financial condition, business and prospects.
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
We may be required to consult with our employee representatives, such as works councils, on items such as work hours, restructurings, acquisitions and divestitures. Although we believe that our relations with our employees, employee representatives, labor unions and works councils are satisfactory, no assurance can be given that we will be able to successfully extend or renegotiate these agreements as they expire from time to time or, in the case of transactions, to conclude potential consultation processes in a timely way. A significant number of our employees in Dresden, Germany are covered by collective bargaining agreements, and our employees in the U.S. could also potentially unionize. If we fail to extend or renegotiate our labor agreements, collective bargaining agreements, and social plans, if significant disputes with unions arise, or if our workers engage in a strike or other work stoppage, we could incur higher ongoing labor costs or experience a significant disruption of operations. We have in the past faced minor work stoppages at certain of our manufacturing facilities in connection with negotiations of labor agreements. While none of these past incidents have resulted in material impacts to our production, there can be no assurance that there will not be material impacts to our production and our ability to timely provide products to our customers in the event that larger, longer or more frequent work stoppages occur in the future. Our collective bargaining agreements are typically subject to negotiation every one to two years, and our ability in the past to resolve such negotiations does not mean that we will be able to resolve future negotiations without strikes or disruptions, or on terms we consider reasonable. Any of the foregoing factors could materially and adversely affect our results of operations, financial condition, business and prospects.

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

We have significant exposure to the Secured Overnight Financing Rate (“SOFR”) and other floating interest rates and fluctuations in interest rates may have adverse effects on our financial condition and results of operations.
SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. SOFR has a limited history, and the future performance of SOFR cannot be predicted based on its limited historical performance. The level of SOFR may bear little or no relation to historical, actual or indicative data. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may change in the future. While some pre-publication historical data have been released by the Federal Reserve Bank of New York, such analysis inherently involves assumptions, estimates and approximations, and hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR. The future performance of SOFR is therefore impossible to predict, and no future performance of SOFR may be inferred from any of the historical, actual or indicative data. Changes in the levels of SOFR will affect the interest rate we have to pay under our outstanding debt agreements, given that we have fully transitioned to SOFR from the London Interbank Offered Rate (“LIBOR”).
Because a majority of our debt is primarily based on floating interest rate benchmarks (including SOFR), fluctuations in interest rates could have a material effect on our business. We currently utilize, and may in the future utilize, derivative financial instruments such as interest rate swaps or interest rate caps to hedge some of our exposure to interest rate fluctuations, but such instruments may not be effective in reducing our exposure to interest fluctuations, and we may discontinue utilizing them at any time. As a result, we may incur higher interest costs if interest rates increase. These higher interest costs could have a material adverse impact on our financial condition and the levels of cash we maintain for working capital.
Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions, and other factors beyond our control. If SOFR increases as a result of events over which we have no control, this could have a material adverse effect on our financial condition and results of operations. If SOFR increases, our debt service obligations would increase even if the amount borrowed remained the same, and our net loss will increase and cash flows from operating activities, including cash available for servicing our indebtedness, will correspondingly decrease.

Risks Related to Changes in Effective Tax Rate and Accounting Principles
Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.
Our effective tax rate or tax liability could increase due to several factors, including, but not limited to:
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
•limitations or adverse findings regarding our ability to do business in some jurisdictions; and
•significant changes to our majority ownership may inhibit our utilization of net operating losses and certain tax attributes against future income tax liabilities.

Changes such as these that affect our effective tax rate could materially and adversely affect our results of operations and financial condition.

Our international operations subject us to potentially adverse tax consequences.
We generally conduct our international operations through subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. There is also a high level of uncertainty in today’s tax environment stemming from both global initiatives put forth by the Organisation for Economic Co-operation and Development, or the “OECD”, and unilateral measures being implemented by various countries due to a historic lack of consensus on these global initiatives. As an example, the OECD has put forth two proposals—Pillar One and Pillar Two—that revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation, respectively. Changes in multilateral agreements and the tax laws of foreign jurisdictions are underway as a result of the base erosion and profit shifting project undertaken by the OECD and could significantly increase our tax provision, cash taxes paid, and effective tax rate.
The jurisdictions in which we conduct business where we are primarily subject to income taxes are Germany, Singapore and the United States, and these jurisdictions may also have the most material Pillar Two impacts. Singapore has passed legislation implementing OECD compliant rules expected to be effective in 2025 which may dilute benefits of current Singapore Economic Development Board incentives, while Germany has draft legislation and may implement rules effective in 2024 or 2025. The United States and Cayman Islands have not yet introduced legislation to comply with OECD Pillar Two guidelines but our income in those jurisdictions may become subject to Pillar Two regimes in other jurisdictions.
A global minimum corporate tax rate and any other implemented changes could significantly increase tax uncertainty due to differing interpretations and increased audit scrutiny. Our status as a Controlled Company may subject us to further complexities related to OECD initiatives in relation to our position in Mubadala’s global portfolio as further OECD and jurisdictional guidance is released. We will continue to monitor and evaluate the impact of OECD policy changes. On August 16, 2022, the U.S. federal government enacted the Inflation Reduction Act of 2022 (“IRA”) into law effective for tax years starting after December 31, 2022. The IRA includes a variety of incentives to promote clean energy but also adds a new corporate alternative minimum tax of 15% on adjusted financial statement income. The U.S. corporate alternative minimum tax did not have an impact on our effective tax rate or cash taxes in 2023 but is expected to have an adverse impact on the effective tax rate and require cash tax payments beginning in 2024.

Risks Related to Our Status as a Controlled Company and Foreign Private Issuer
Our majority shareholder, Mubadala, will continue to have substantial control of the business, which could limit your ability to influence the outcome of key transactions, including a change of control, and otherwise affect the prevailing market price of our ordinary shares.
Mubadala beneficially owns, in the aggregate, approximately 84.82% of our outstanding ordinary shares. See “Item 7. Major Shareholder and Related Party Transactions.” In addition, we have entered into a shareholder’s agreement with Mubadala, which will entitle Mubadala, subject to the level of Mubadala’s beneficial ownership of our ordinary shares, to certain consent rights and director nomination rights and, from time to time, we contract with Mubadala to provide management and operations support, including the services of our Chief Operating Officer. As a result, Mubadala will continue to have significant influence over the management and affairs of our company, as well as the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and the approval of significant corporate transactions, including any merger, consolidation or sale of all or substantially all of our assets and the issuance or redemption of equity interests in certain circumstances. The interests of Mubadala may not always coincide with, and in some cases may conflict with, our interests and the interests of our other shareholders. For instance, Mubadala could attempt to delay or prevent a change in control of our company even if such change in control would benefit our other shareholders, or attempt to force or accelerate a change in control even if such change in control would not benefit our other shareholders. Additionally, Mubadala could sell their shares at a discount. Any of the above could deprive our other shareholders of an opportunity to receive a premium for their ordinary shares. This concentration of ownership may also affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise, and because Mubadala may sell, or investors may perceive that Mubadala is likely to sell, a significant amount of our ordinary shares.

As a foreign private issuer and a controlled company, we are not subject to certain corporate governance rules applicable to U.S.-listed companies.
As a foreign private issuer that has listed our ordinary shares on Nasdaq, we rely on a provision in the Nasdaq corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.
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
As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Our Audit, Risk and Compliance Committee (“Audit Committee”) is required to comply with the provisions of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is applicable to U.S. companies listed on Nasdaq. Accordingly, we have a fully independent Audit Committee.

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
Our directors and officers presently have, and any of them in the future may have, additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business opportunity to such entity, subject to his or her fiduciary duties under Cayman Islands law. Accordingly, they presently or in the future may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favor and a potential business opportunity may be presented to another entity prior to its presentation to us, subject to their fiduciary duties under Cayman Islands law.
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
During 2022, the Company received a notice of failure to satisfy the economic substance test for the 2020 financial year, and a penalty of CI$10,000 (or US$12,500). During 2023, the Company received a second notice of failure to satisfy the economic substance test for the 2020 financial year, and a further penalty of CI$10,000 (or US$12,500). The Company has paid the foregoing monetary penalties and taken appropriate remedial steps in 2022 and 2023 to satisfy the economic substance test.

Risks Related to Operating as a Public Company
Our management has identified material weaknesses in our ICFR and has concluded that our ICFR was not effective as of December 31, 2023, which may have a material adverse result on our results of operation and financial condition for future periods.
Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our ICFR is a process meant to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We regularly undertake the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of SOX, which requires annual management assessment of the effectiveness of our ICFR. Over the course of 2023, we completed the testing of our internal controls, as we worked to comprehensively evaluate our controls following our first full year as a public company.
For the fiscal year ended December 31, 2023, our management identified two material weaknesses in our ICFR. For further information on the material weaknesses identified by our management in 2023, see “Item 15—Controls and Procedures—Management’s Annual Report on internal control over financial reporting.” In light of the identified material weaknesses, our management concluded that our ICFR was not effective as of December 31, 2023. Although we are developing and implementing several measures to remedy these material weaknesses, we cannot be certain that there will be no other material weaknesses in our ICFR in the future. There can also be no assurance as to the effectiveness of our remediation plan, whether the actions we are taking and plan to take will give us the results we expect, or that our remediation plan will be completed on the timelines that we expect.
If our efforts to remediate the material weaknesses identified in fiscal year 2023 are unsuccessful, we may be unable to report our results of operations for future periods accurately and in a timely manner and make our required filings with government authorities, including the SEC. We cannot be certain that additional material weaknesses will not develop or be discovered in the future. In the course of remediating the material weaknesses, there may also be impacts to our disclosure controls and procedures, whereby we may not have the ability to prevent or detect on a timely basis (or at all) any material misstatement in the Company’s accounts or disclosures that could result in a material misstatement to the Company’s consolidated financial statements or other disclosures.
Implementing any appropriate changes to our internal controls will require the attention of our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete the change and any required training. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm the trading price of our ordinary shares and make it more difficult for us to effectively market and sell our products and services to new and existing customers. Any of these occurrences could adversely affect our results of operation and financial condition.

We are incurring increased costs and expenses as a result of operating as a public company and our management is required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.
As a public company, we incur significant legal, accounting and other expenses related to compliance matters. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (“SOX”), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), and the rules and regulations of Nasdaq, which impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. These requirements may invite lawsuits or shareholder actions that could distract management and negatively impact financial results due to required responses and increased our legal, accounting, and financial compliance costs and make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems and resources.
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
We do not intend to pay cash dividends on our ordinary shares for the foreseeable future. Consequently, investors must rely on sales of their shares of our ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking dividends should not purchase shares of our ordinary shares. Any future determination to pay dividends will be at the discretion of the Company’s board of directors (the “Board of Directors” or “Board”) and subject to, among other things, our compliance with applicable law, and depending on, among other things, our business prospects, financial condition, results of operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, the terms of any preferred equity securities we may issue in the future, covenants in the agreements governing our current and future indebtedness, other contractual restrictions, industry trends and any other factors or considerations our Board of Directors may regard as relevant. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividends and Dividend Policy.”

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

ITEM 4.    INFORMATION ON THE COMPANY
A.    History and Development of the Company
Our History
We were established in 2009 when a subsidiary of Mubadala acquired the manufacturing operations of Advanced Micro Devices, Inc. (“AMD”) in Dresden, Germany, and their fab project site in Malta, New York. Since our inception, we have grown through a combination of acquisitions, greenfield expansions and strategic partnerships. In 2010, we combined with Chartered Semiconductor Manufacturing (“Chartered Semiconductor”), the third-largest foundry by revenue at the time, forming the basis for our Singapore manufacturing hub. In 2015, we acquired IBM’s Microelectronics division with manufacturing facilities in New York and Vermont, adding distinctive technology capabilities, including more than 2,000 IBM engineers. By 2017, we had successfully ramped our most advanced manufacturing site in Malta, New York.
In 2018, we undertook a strategic pivot to focus on the pervasive foundry market opportunity and the growing demand for specialized process technologies. The pervasive semiconductor market comprises the ICs that serve applications in wide-ranging end markets and industries rather than just processor-centric compute. As part of this strategic pivot, we streamlined our manufacturing footprint by divesting three assets that were not aligned with our strategic priorities.
On November 1, 2021, we completed our initial public offering (“IPO”). Our ordinary shares have been listed on Nasdaq under the symbol “GFS” since October 28, 2021.
In September 2023, Module 7H, an extension of our existing 300mm Fab 7 operations in Singapore, began limited production. Once fully ramped, we anticipate Module 7H having an aggregate 450,000 wafers of annual capacity.
Through our organic and strategic growth initiatives, we increased manufacturing capacity and now have a global footprint, encompassing three continents, with approximately 12,000 employees and approximately 9,000 worldwide patents. We currently operate four manufacturing sites in the following locations: Dresden, Germany; Singapore; Malta, New York; and Burlington, Vermont. On December 31, 2022 we completed the sale of our EFK business to ON Semiconductor. In 2023, we shipped approximately 2.2 million 300mm equivalent semiconductor wafers. With this level of market presence and capability, our technologies are found across most semiconductor end markets in devices used on a daily basis.
Today, we focus on essential chip solutions for the pervasive semiconductor market, where we are trusted to reliably innovate and deliver premium performance, functionality, efficiency and quality, rather than focusing merely on transistor density and processing speed.
For a description of our principal capital expenditures in the last three fiscal years and a discussion of our acquisitions and dispositions, see “Item 5. Operating and Financial Review and Prospects.”
Corporate Information
Our legal and commercial name is GlobalFoundries Inc. We are an exempted company that was incorporated in the Cayman Islands with limited liability on October 7, 2008. We have appointed Corporation Service Company as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any state in the United States. The address of Corporation Service Company is 251 Little Falls Drive, Wilmington, DE 19808. Our principal executive offices are located at 400 Stonebreak Road Extension, Malta, New York 12020, United States, and our telephone number is (518) 305-9013.
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

B.     Business Overview
We manufacture complex, essential ICs that are used in billions of electronic devices across various industries. Our specialized foundry manufacturing processes, extensive library of qualified circuit-building block designs (known as IP titles or IP blocks), and advanced transistor and device technology allow us to serve a wide range of customers, including global leaders in IC design. We focus on providing optimized solutions for critical applications that drive key secular growth end markets, ensuring function, performance, and power requirements are met. As the only scaled pure-play foundry with a global footprint that is not based in China or Taiwan, we offer our customers the advantage of mitigating geopolitical risk and ensuring greater supply chain certainty. Our definition of a scaled pure-play foundry is a company that specializes in producing ICs for other companies, with annual foundry revenue exceeding $2.5 billion. Our differentiated foundry solutions redefine the industry by offering essential chip solutions that empower our customers to develop innovative products for a wide range of applications in diverse markets.
Since our founding in 2009, we have invested over $23 billion to create a global manufacturing footprint with state-of-the-art facilities across three continents. This allows us to provide our customers with the flexibility and supply chain security they require. Additionally, as semiconductor technologies become more complex, we offer comprehensive design solutions and services to help our customers bring their products to market quickly and cost-effectively. We continuously expand our ecosystem of partners, including IP, electronic design automation, outsourced assembly and test, and design services, to enhance our offerings. With a vast library of IP titles and ongoing development across multiple process nodes, we are committed to delivering high-quality, cost-effective solutions that meet the evolving needs of our customers.
We focus on essential devices that include digital, analog, mixed-signal, radio frequency (“RF”), ultra-low power and embedded memory solutions that connect, secure and process data, and efficiently power the digital world around us. Our core technology portfolio includes a range of differentiated technology platforms, including our industry-leading RF SOI solutions, advanced high-performance Fin Field-Effect Transistor (“FinFET”), Complementary Metal-Oxide Semiconductor (“CMOS”), our proprietary FDXTM, high-performance Silicon Germanium (“SiGe”) and Gallium Nitride (“GaN”) products and SiPh, all of which can be purposely engineered, innovated and designed for a broad set of demanding applications.
The combination of our highly differentiated technology and our scaled manufacturing footprint enables us to attract a large share of single-sourced products and LTAs, providing a high degree of revenue visibility and significant operating leverage, resulting in improved financial performance and bottom line growth. These agreements include binding, multi-year, reciprocal annual (and, in some cases, quarterly) minimum purchase and supply commitments with wafer pricing and associated mechanics outlined for the contract term. Through an intense focus on collaboration, we have built deep strategic partnerships with a broad base of more than 250 customers as of December 31, 2023, many of whom are the global leaders in their field.
For the year 2023, our top ten customers, based on wafer shipment volume, included some of the largest semiconductor companies in the world: AMD, Cirrus Logic, Inc. (“Cirrus Logic”), Infineon Technologies AG (“Infineon”), Marvell Technology Inc., MediaTek Inc., NXP Semiconductors N.V., Qorvo, Inc., Qualcomm Inc. (“Qualcomm”), Samsung, and Sony Semiconductor Manufacturing Corporation. A key measure of our position as a strategic partner to our customers is the mix of our wafer shipment volume attributable to single-sourced business, which represented approximately 62% of wafer shipment volume in 2023. We define single-sourced products as those that we believe can only be manufactured with our technology and cannot be manufactured elsewhere without significant customer redesigns.
Since foundry production is concentrated in China and Taiwan, we believe our global manufacturing footprint is a key differentiator that makes us the ideal partner for local and regional government stakeholders at a time when many regions, in particular the United States and Europe, have passed legislation contemplating significant funding to secure and grow their respective domestic semiconductor manufacturing capabilities. For a breakdown of our revenue by geography (based on the location of our customers’ headquarters), see Note 32 to our Annual Consolidated Financial Statements.
With four world-class manufacturing sites on three continents and approximately 2.2 million 300mm equivalent semiconductor wafers shipped in 2023, we provide the geographic diversification, scale and technology differentiation that we believe are critically important to our customers’ success.

Technology Platforms
We offer a wide range of essential chip solutions that can address the needs of mission-critical applications in Smart Mobile Devices, Home and Industrial IoT, Communications Infrastructure & Datacenter, Automotive and Personal Computing. To solve our customers’ most complex challenges, we have developed a broad range of sophisticated technology platforms that leverage our extensive patent portfolio and deep technical expertise in digital, analog, mixed-signal, RF and embedded memory.
We devote the majority of our R&D efforts to our three primary differentiated technology platforms, namely CMOS, RF and Power:
1.Feature-Rich CMOS: Our CMOS platforms combined with foundational and complex IP and design enablement offer mixed-technology solutions on volume production-proven processes and are well-suited for a wide variety of applications, with features including high-voltage triple-gate oxide for display drivers, and embedded non-volatile memory for micro-controllers. We organize our CMOS platforms across several product platforms, including FDX, FinFET and SiPh.
i.FDXTM: Our proprietary FDXTM process technology platform is especially well-suited for efficient single-chip integration of digital and analog signals delivering cost-effective performance for connected and low-power embedded applications. A full range of features, such as Ultra-Low Power (“ULP”), Ultra-Low Leakage (“ULL”), RF and mmWave, embedded Magnetoresistive Random Access Memory (“MRAM”) and automotive, makes our FDXTM process technology platform especially well-matched for IoT/wireless, 5G (including mmWave), automotive radar, and satellite communications applications.
ii.FinFET: Our FinFET process technology is purpose-built for high-performance, power-efficient Systems-on-a-Chip (“SoCs”) in demanding, high-volume applications. Advanced features such as RF, automotive, ultra-low power memory and logic provide a best-in-class (12 to 16 nanometer (“nm”)) combination of performance, power and area, and are well-suited for compute and AI, mobile/consumer and automotive processors, high-end IoT applications, high performance transceivers and wired/wireless networking applications.
iii.SiPh: Our SiPh platforms address the increasing need for data centers to handle ever higher data rates and volumes with greater power efficiency, as conventional copper wire connections are becoming prohibitive from a power consumption perspective. Our SiPh platforms integrate photonics components with CMOS logic and RF to enable a fully integrated, monolithic electrical and optical computing and communications engine. Our SiPh technologies are also being extended to applications such as Light Detection and Ranging (“LiDAR”), quantum computing and consumer optical networks.
2.    RF
i.RF SOI: Our industry-leading RF SOI technologies are utilized in high-growth, high-volume wireless and Wi-Fi markets and are optimized for low power, low noise and low latency/high frequency applications that enable longer battery life for mobile applications and high cellular signal quality. Our RF SOI technologies are found in almost all cellular handsets from major manufacturers and in cellular ground station transceivers.
ii.SiGe: Our SiGe Bipolar CMOS (“BiCMOS”) technologies are uniquely optimized for either power amplifier applications or very-high-frequency applications for optical and wireless networking, satellite communications and communications infrastructure. Our SiGe technologies are performance-competitive with more costly compound semiconductor technologies while taking full advantage of being integrated with conventional Silicon CMOS (“Si CMOS”).
3. Power
i.GaN: Our next-generation GaN on silicon technology will enable a wide range of future power conversion and RF applications. With their unique ability to handle significant heat and power levels, GaN semiconductors are positioned to enable game-changing performance and efficiency in applications including 5G and 6G smartphones, RF wireless infrastructure, electric vehicles, power grids, solar energy, and other technologies.
ii.BCD: Our Bipolar-CMOS-DMOS (“BCD”) and BCDLite platforms provide high performance, resilient and flexible platforms for efficient power management. Equipped with embedded memory options and automotive qualifications, the platforms offer power management solutions for a range of market applications, including automotive, smart mobile devices and IoT. High-performance and ultra-efficient, the BCD platforms provide performance and low power.

Recent Industry and Market Dynamics
Semiconductor Industry Inventory Correction
In 2023, the semiconductor industry experienced an excess of inventory and reduced levels of demand across several of the end-markets that we serve, compounded by slowdowns in consumer spending, a volatile macro-economic environment, elevated interest rates and geopolitical tensions. Inventory levels for several of our customers, particularly those with concentrated exposures to consumer-centric end-markets, continued to rise during the first half of 2023 and remained elevated throughout the second half of 2023. Based on conversations with our customers, we expect that the catalyst for reducing inventory levels and improving demand will be driven by the stabilization of key macro-economic indicators, such as inflation, interest rates and GDP growth.
For a discussion of our business’s seasonality, see “Item 3. Key information—D. Risk Factors—Risk Factors—Risks Related to Our Business and Industry—The cyclical nature and seasonality of the semiconductor industry and periodic overcapacity make us vulnerable to significant and sometimes prolonged economic downturns.”
Government Incentives to Secure Supply
Governments have created bold new incentive programs to fund and secure their local semiconductor manufacturing industries. In the United States, the CHIPS and Science Act of 2022, which was signed into law by the President of the United States of America in August 2022, provided for a 25% investment tax refund and appropriated $52 billion in grants to support the domestic semiconductor industry. The EU has enacted the European Chips Act, which is intended to provide significant funding to strengthen the EU’s semiconductor industry.
The CHIPS and Science Act was designed to boost investments in high-tech research and development and catalyze investment in domestic semiconductor manufacturing capacity. The CHIPS and Science Act provides a 25% refundable advance manufacturing investment tax credit on certain investments and other financial incentives to promote investments in manufacturing beginning in 2023. Starting in 2023, GF began benefiting from this law, and has sought a refund of $66.4 million, and GF anticipates continuing to benefit from this law going forward, which should help subsidize 25% of all capital investments made by us in the U.S., at our Fab 8 and Fab 9 facilities in the States of New York and Vermont, respectively. In addition, under the CHIPS and Science Act, $52 billion in grants were made available, and in 2023, GF applied to participate in this grant program via the U.S. Department of Commerce’s CHIPS office In February 2024, the CHIPS office announced $1.5 billion in planned direct funding for us. This planned investment will enable us to expand and create new manufacturing capacity and capabilities to securely produce more essential chips for automotive, IoT, aerospace, defense, and other vital markets. The proposed funding will support three potential GF projects: expansion of our existing Fab 8 facility, construction of a new state-of-art fab on the Malta, New York, campus, and modernization of our Fab 9 facility in Vermont. In support of the two Fab 8 projects in New York, the State of New York also announced that it intends to provide $575 million in planned direct funding. The preliminary awards are non-binding commitments, and receipt of any funding will be subject to certain terms and conditions, including GF hitting specific milestones.
In April 2023, the European Commission approved the award of direct grant funding to GF and ST to support the construction and operation of a new 300mm manufacturing facility in Crolles, France. The funds are being made available under the European Chips Act and the project will enable the development of a large-scale manufacturing site in Europe for high performance chips. The specific amounts allocated to each of GF and ST are confidential, but France has announced that the project is expected to benefit from significant financial support of roughly €2.9 billion from France, under EU State Aid Rules. See “Item 3. Key information—D. Risk Factors—Risk Factors—Risks Related to Strategic Transactions—We are in the process of implementing a strategic collaboration with ST Microelectronics (“ST”) pursuant to which ST and the Company are building and fitting out a new, jointly-operated fab in Crolles, France. Failure to successfully implement and manage the strategic collaboration may adversely affect our results of operation, financial conditions, business and prospects.”
The anticipated timing and capacity of the foregoing proposed expansions or modernizations are always contingent on market demand, the receipt of anticipated funding, whether public or private, satisfaction of conditions for the receipt of certain public funding, and customer commitments for secured supply. See “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to our Business and Industry—We receive subsidies and grants in certain countries and regions in which we operate, and a reduction in the amount of governmental funding available to us or demands for repayment could increase our costs and affect our results of operations.”
We believe that foundry customers are increasingly seeking to diversify and secure their semiconductor supply chains, and are looking for foundry partners with manufacturing footprints in Europe, the United States and Asia, outside of China and Taiwan. Fabless companies, IDMs and OEMs increasingly view their foundry relations as highly strategic. This trend has the potential to help balance the geographical distribution of manufacturing and drive increased long-term visibility and profitability of the foundry industry.
Technology Megatrends
Semiconductors are the core building blocks of electronic devices and systems, including those used in mobile devices, automobiles, consumer electronics, wearables, smart home devices, 5G wireless infrastructure, robotics, PCs, cloud computing, data networking and others. Historically, semiconductor innovation was driven by a few select compute-centric applications—initially PCs and later the internet and mobile phones. Mobile devices have evolved from a convenient communication appliance to an always-connected device, enabling users to do and control nearly everything in their lives. This has driven significant growth in semiconductor demand.
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
Semiconductors have become mission-critical to the functionality, safety, transformation and success of many industries in addition to the automotive industry. As a result, the diversification of semiconductor demand across a wide range of industries has made the sector more foundational and central to the broader economy.
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

Raw Materials
One of the most important raw materials used in our production processes is silicon wafers, which is the basic raw material from which ICs are made. In recent years, the silicon substrate market has experienced price volatility and supply shortages. The principal suppliers for our wafers are GlobalWafers Singapore Pte. Ltd. (“GlobalWafers”), Shin-Etsu Handotai (“S.E.H.”), Siltronic AG, SK Siltron, Inc., Soitec and Sumco Corporation. In order to secure a reliable and flexible supply of high-quality wafers, we have entered into multiple long-term agreements with the majority of our principal suppliers, the largest of which is Soitec. We have entered into multiple long-term agreements with Soitec across a wide spectrum of SOI products. See also “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to our Business and Industry—We rely on a complex silicon supply chain and breakdowns in that chain could affect our ability to produce our products and could materially and adversely affect our results of operations, financial condition, business and prospects.”
Research and Development
We have a strong heritage of innovation, stemming from our roots at AMD, Chartered Semiconductor and IBM, and have built a comprehensive technology portfolio supported by approximately 9,000 worldwide patents. As of December 31, 2023, we had approximately 1,500 employees dedicated to R&D. We have a strong commitment to R&D, and, since our strategic repositioning in 2018, have been able to invest more efficiently, focusing our R&D efforts primarily on delivering a comprehensive and expanded portfolio of highly-differentiated, essential chip solutions for our customers, including RF, FinFET, CMOS, FDXTM, SiGe, GaN and SiPh. Our investments cover a broad range of innovation vectors, including materials and substrates, architecture, integration, services, including packaging, and the development of our ecosystem. We have developed and continue to develop resources that allow our customers to develop innovative products to fuel the global economy. In 2023, 2022 and 2021, we spent $428 million, $482 million and $478 million, respectively, on R&D, which represented approximately 6%, 6% and 7% of our net revenue in each respective year.
Intellectual Property
We rely on IP rights, particularly patents and trade secrets, as well as contractual arrangements, to protect our core process and design enablement technologies and provide our customers with protected technology to enable their mission-critical offerings. As of December 31, 2023, we held 6,930 U.S.-issued patents and 1,916 patents issued outside of the United States. We periodically conduct in-depth reviews of our patents and the industry’s manufacturing technologies, and we cull patents having limited or no value, yielding both savings in patent office maintenance fees and a strong, active patent portfolio.
We have entered into patent cross-licenses with a number of other leading advanced semiconductor companies, including AMD, Samsung, TSMC and IBM. These cross-licenses provide us with valuable freedom of operation under patents owned or subsequently divested by such companies. As is the case with many companies in the semiconductor industry, we have from time to time received communications from third parties, asserting patents that allegedly cover certain of our technologies, and we expect to receive similar communications in the future. Some of the patents that others have chosen to assert against us are not valid based on pre-existing prior art, and we have successfully defended ourselves using inter partes review (“IPR”) and other procedures in the U.S. Patent and Trademark Office. Regardless of the validity or the successful assertion of such claims, we could incur significant costs and devote significant management resources to the defense of these claims, which could seriously harm our company. Additionally, many of our agreements with our customers and partners require us to defend such parties against certain IP infringement claims and indemnify them for damages and losses arising from certain intellectual property infringement claims against them. See “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to Intellectual Property—We have been, and may continue to be, subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.”

Environmental, Social and Governance (ESG) Initiatives
We are dedicated to ethical and responsible business practices, the personal and social well-being of our employees, and supply chain and environmental stewardship. ESG is fundamental to our culture and our value proposition to our customers, the communities in which we live and do business, and our full range of global stakeholders. For the second year in a row, we earned a place on Newsweek's esteemed list of "America's Most Responsible Companies," underscoring the Company’s longstanding commitment to ESG and environmentally sustainable manufacturing practices.
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
Environmentally Sustainable Manufacturing and Operations
Semiconductor manufacturing is generally resource-intensive. Therefore, our Journey to Zero commitment also represents our pursuit of sustainable and environmentally efficient operations, seeking to minimize environmental- and climate-related impacts from our operations through pollution prevention and resource conservation. Our Global EHS Policy and Standards establish a continual improvement process and performance requirements that apply throughout the company. Our enterprise-wide environmental management system is certified to the ISO 14001:2015 standard. In August 2021, we launched our Journey to Zero Carbon commitment that aims to reduce greenhouse gas emissions by 25% by 2030, compared to a 2020 baseline.
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
Technology Solutions for Humanity
We are focused on creating innovations in the largest and most pervasive segments of the semiconductor industry. As power efficiency has become a critical success factor for the semiconductor industry, we strive to develop solutions that can lower the power consumption of digital technology.
Human Capital: Diversity & Inclusion and Talent Development
We believe that our success rests on empowering employees to bring their whole selves to the company and that building a culture of inclusion drives better business outcomes. As a global company, we recognize and value the wide variety of cultural values, traditions, experiences, education and perspectives of our team and communities. We previously established a Diversity & Inclusion office and as of December 31, 2023, we employed a multicultural workforce across three continents, representing more than 83 nationalities across 13 countries. We believe that our culture of inclusion leads to higher levels of belonging, engagement and ultimately, higher-performing teams. We strive to focus on all aspects of the employee lifecycle, including recruitment, retention, professional development, and advancement of diverse talent. As part of this effort, in 2013, we established our first employee resource group, GLOBALWOMEN, to have a positive impact on our business through the enrichment of our female employees. Since then, we have established the Black Resource Affinity Group (“B.R.A.G.”), Globalfamilies, the United States Veteran’s Resource Group (“VRG”), Early Career and Tenure Resource Group, Asian Society for Inclusion and Awareness, ConnectAbility, Unidos, Pride and Remote Group. Employee driven, our employee resource groups support our diversity and inclusion strategy. We use an annual engagement survey process to help measure employee engagement and our diversity and inclusion strategy progress.
Global Support Strategy

We have continued to grow our operations in India, Malaysia and Bulgaria as an important part of our global support strategy. Our operations in those locations span a broad range of functions including engineering, operations support, design enablement, procurement, IT and Human Resources.

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

C.    Organizational Structure
The following is a chart of our corporate structure as of December 31, 2023:
* Please refer to Note 29 to our Annual Consolidated Financial Statements for more information on our subsidiaries.

D.    Property, Plant and Equipment
Fab Facilities
In 2023, we shipped approximately 2.2 million 300mm equivalent semiconductor wafers. We currently operate four manufacturing sites in the following locations: Dresden, Germany; Singapore; Malta, New York; and Burlington, Vermont.

Global Footprint
Our focus on highly-differentiated solutions, quality, security and reliability requires world-class manufacturing capabilities. We have four world-class manufacturing sites on three continents, providing the scale, technology differentiation and geographic diversification that we believe are critically important to our customers’ success.
The total clean room space is approximately 238,000 square meters spread across our four manufacturing sites. As of December 31, 2023, our total 300 mm equivalent installed capacity is 2,618 kilo wafers per annum (“kwpa”). The Company defines installed capacity as the anticipated output of installed manufacturing equipment across all our fabs, assuming uninterrupted runs of such manufacturing equipment for a full year, adjusted for, among other factors, down time for maintenance and set up and current product mix.
In 300mm equivalent wafers, we shipped approximately: 2 million in 2020, 2.4 million in 2021; 2.5 million in 2022; and 2.2 million in 2023. Meanwhile over the same period, we have continued to invest in our capacity footprint and by the end of 2024, we expect to have invested in our total capacity to produce approximately 3 million 300mm equivalent wafers. The rate and pace at which we expect to increase shipments within our capacity footprint, will be subject to, amongst other things, a reduction in channel inventory across the end markets we serve, improvement in the global macro-economic landscape and increased customer demand.
The following table describes each of our manufacturing facilities as of December 31, 2023:

Fab Facility Location	Key Technologies	Key Process Technologies	Wafer Size (mm)	2023 Shipments (kwpa, 300mm equivalent in thousands)(1)	Clean Room Area (sqm)
Dresden, Germany	DX, NVM, ISP, HV/DDI, BCD-lite	55nm-22nm	300	698	52,000
Singapore	BCD/BCDlite, HV, NVM, DDI, RF SOI, LP SiGe	180nm-40nm	300,200	942	87,000
Malta, New York, USA	FinFET	14nm-12nm	300	372	58,000
Burlington, Vermont, USA	RF SOI, SiGe	90nm	200	127	41,000
Totals				2,139	238,000
(1) Does not include 72 kwpa, 300mm equivalent of shipments enabled from manufacturing outsource partners.
Each site is equipped with thousands of highly sophisticated pieces of manufacturing equipment and tools. We currently have more than 7,500 tools across all of our fabs. Each site has dedicated power, water, gas and chemical distribution systems. Various assets have been pledged to secure borrowings under pledged agreements for the Company. re 12 to our Annual Consolidated Financial Statements.
From time to time, we announce plans to expand our global capacity. The anticipated timing and capacity of these proposed expansions or modernizations are always contingent on market demand, the receipt of anticipated funding, whether public or private, achievement of conditions to receipt of certain public funding, and customer commitments for secured supply.
On June 22, 2021, we announced fab expansion plans in Singapore, with the addition of Module 7H, an extension of our existing 300mm Fab 7 operations. This expansion was funded in part by the Singapore Economic Development Board (“EDB”) in the form of long-term developmental loans and grants. In September 2023, Module 7H began limited production. Once fully ramped, we anticipate having an aggregate annual capacity of 450,000 wafers.
The majority of our manufacturing facilities are built on land we own, with the exception of our Malta, New York, and Singapore fabs, which are built on land leased to the Company by the industrial development agencies of their respective regions.
On August 4, 2022, we agreed on a Commercial and Cooperation agreement with ST to build a jointly-operated 300mm manufacturing facility adjacent to ST’s existing 300mm facility in Crolles, France. This facility is targeted to ramp to an aggregate 620,000 300mm wafers per year production at full build-out. Our partnership with ST on the facility is subject to our customers’ volume requirements and other market considerations. In April 2023, the European Commission approved the award of direct grant funding to GF and ST to support this project. The specific amounts allocated to each of GF and ST are confidential, but France has announced that the project is expected to benefit from significant financial support of roughly €2.9 billion from France, under EU State Aid Rules.
In February 2024, the U.S. Department of Commerce announced $1.5 billion in planned direct funding for us as part of the CHIPS and Science Act. This planned investment will enable us to expand and create new manufacturing capacity and capabilities to securely produce more essential chips for automotive, IoT, aerospace, defense, and other vital markets. The proposed funding will support three potential GF projects: expansion of our existing Fab 8 facility, construction of a new state-of-art fab on the New York/Fab 8 campus, and modernization of our Fab 9 facility in Vermont. In support of the two Fab 8 projects, the State of New York also announced that it intends to provide $575 million in planned direct funding. The preliminary awards are non-binding commitments, and receipt of any funding will be subject to certain terms and conditions, including GF hitting specific milestones. Subject to market requirements and customer demand as well as receipt of expected government funding, among other factors, GF plans to invest more than $12 billion over the next 10 or more years across its two U.S. sites.
For risks related to funding of the foregoing projects, see “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to our Business and Industry—We receive subsidies and grants in certain countries and regions in which we operate, and a reduction in the amount of governmental funding available to us or demands for repayment could increase our costs and affect our results of operations.” See also “Item 3. Key information—D. Risk Factors—Risk Factors—Risks Related to Strategic Transactions—We are in the process of implementing a strategic collaboration with ST Microelectronics (“ST”) pursuant to which ST and the Company are building and fitting out a new, jointly-operated fab in Crolles, France. Failure to successfully implement and manage the strategic collaboration may adversely affect our results of operation, financial conditions, business and prospects.”

ITEM 4A.    UNRESOLVED STAFF COMMENTS
None.

ITEM 5.    OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
You should read the following discussion and analysis together with the consolidated financial statements and the notes to such statements included in this Annual Report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this Annual Report on Form 20-F.
A discussion of the changes in our results between the years ended December 31, 2021 and 2022, has been omitted from this Annual Report on Form 20-F for the year ended December 31, 2023. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and “Item 5. Operating and Financial Reviews and Prospects—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 14, 2023, which is available on the SEC’s website at www.sec.gov and our website at https://gf.com/.
Executive Overview and Other Recent Events
GlobalFoundries is one of the world’s leading semiconductor foundries. We manufacture complex ICs that enable billions of electronic devices that are pervasive throughout nearly every sector of the global economy. With our specialized foundry manufacturing processes, a library consisting of thousands of IP titles, and differentiated transistor and device technology, we serve a broad range of customers, including the global leaders in IC design, and provide optimized solutions for the function, performance and power requirements of critical applications driving key secular growth end markets.
The combination of our highly-differentiated technology and our scaled manufacturing footprint enables us to attract a large share of single-sourced products and LTAs, providing improved revenue visibility and significant operating leverage, resulting in improved financial performance. As of December 31, 2023, the aggregate remaining long-term revenue commitment reflected by these agreements amounted to more than $20 billion (spread out across varying numbers of years, depending on each LTA), and $4 billion of refundable and non-refundable advance payments and capacity reservation fees. These LTA agreements include binding, multi-year, reciprocal annual (and, in some cases, quarterly) minimum purchase and supply commitments with wafer pricing and associated mechanics outlined for the contract term. Through an intense focus on collaboration, we have built deep strategic partnerships with a broad base of more than 250 customers as of December 31, 2023, many of whom are the global leaders in their field.
The principal source of our revenue is wafer fabrication and sales of finished semiconductor wafers, which accounted for approximately 92% of our net revenue in 2023. The rest of our net revenue was mainly derived from photomask manufacturing, sourcing services and pre-fab manufacturing services.
Our business has experienced weaker demand across several of the end markets within which we operate, as our customers manage elevated inventory levels and tighter monetary policies, which adversely impacted our revenues. As discussed in “Item 3. Key Information—D. Risk Factors,” we have had to renegotiate certain of our LTAs with existing customers to reflect lower volume commitments and/or longer commitment timelines, and we expect that we will continue to have to renegotiate additional LTAs in 2024. We remain cautious as the global macroeconomic uncertainty continues, reflecting the impacts of inflation, high interest rates, and geopolitical conflicts. Although we are starting to see the inflationary headwinds moderate, the ongoing high interest rate environment has led to a prolonged and deeper cyclical downturn than was first anticipated. The extent to which these uncertainties will impact our business activities will depend on future developments that cannot be predicted at this time. We continue to collaborate closely with our customers to support the acceleration of their inventory depletion, while seeking to preserve the economic value of the commercial agreements we have entered into.

Components of Results of Operations
Net Revenue
We generate the majority of our revenue from volume production and sales of finished semiconductor wafers, which are priced on a per-wafer basis for the applicable design. We also generate revenue from rendering of non-recurring engineering (“NRE”) services, mask production and pre-fabrication services such as bump, test, and packaging. Pricing is typically agreed prior to production and then updated based on subsequent period negotiations.
Cost of Revenue
Cost of revenue consists primarily of material expenses, depreciation and amortization, employee-related expenses, facility costs and costs of fixed assets, including maintenance and spare parts. Material expenses primarily include the costs of raw wafers, test wafers, photomasks, resists, process gases, process chemicals, other operating supplies and external service costs for wafer manufacturing. Costs related to NRE services are also included within the cost of revenue. As it pertains to inflation and inflationary headwinds we are facing within our business, we have experienced an increase in costs for materials and energy, and we expect these increases to continue to have an adverse impact on our financial results of operations, while these economic conditions persist.

Depreciation and amortization charges primarily include the depreciation of clean room production equipment. Commencement of depreciation related to construction in progress and property, plant and equipment involves determining when the assets are available for their intended use (see Note 3 to our Annual Consolidated Financial Statements). Employee-related expenses primarily include employee wages and salaries, social security contributions and benefit costs for operators, maintenance technicians, process engineers, supply chain, IT production, yield improvement and health and safety roles. Facility costs primarily consist of the costs of electricity, water and other utilities and services.
Operating Expenses
Our operating expenses consist of R&D, selling, general and administrative expenses, and restructuring charges. Personnel costs are the most significant component of our operating expenses and consist of salaries, benefits, bonuses, share-based compensation, and commissions.
Research and Development
Our R&D efforts are focused on developing highly-differentiated process technologies and solutions. As part of our strategic repositioning, we shifted our R&D efforts to focus on technologies where we can deliver highly-differentiated solutions and discontinued our R&D-intensive single-digit node program. Our R&D expense includes personnel costs, material costs, software license and intellectual property expenses, facility costs, supplies, professional and consulting fees, and depreciation on equipment used in R&D activities. Our development roadmap includes new platform investments, platform features and extensions, and investments in emerging technology capabilities and solutions. We expense R&D costs as incurred. We believe that continued investment in our technology portfolio is important for our future growth and acquisition of new customers. We expect our R&D as a percentage of revenue to modestly increase.
Selling, General and Administrative (“SG&A”)
SG&A expenses consist primarily of personnel-related costs, including sales commissions to independent sales representatives and professional fees, including the costs of accounting, audit, legal, regulatory and tax compliance. Additionally, costs related to advertising, trade shows, corporate marketing and allocated overhead costs are also included in SG&A expenses. Beginning in the third quarter of 2023, SG&A expenses also include certain contract cancellation fees,(gain) loss on tool sales and withholding taxes. Certain contract cancellation fees and (gain) loss on tool sales were previously included in other income (expense) while withholding taxes were previously recorded in income tax expense. We expect our SG&A as a percentage of revenue to modestly increase.
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
Other Income (Expense), net
Other income (expense), net consists of one-time gains and losses and other miscellaneous income and expense items unrelated to our core operations. Included are gains and losses relating to hedging activities. Prior to third quarter of 2023, other income (expense), net also included (gain) loss on tool sales and certain contract cancellation fees.
Income Tax Expense
Income tax expense consists primarily of income taxes in certain foreign jurisdictions in which we conduct business, which mainly include Germany, Singapore and U.S. federal and state income taxes.

The following discussion covers items for and a comparison between the years ended December 31, 2023 and 2022.

A.Operating Results
The following table sets forth our consolidated statements of operations data for the periods indicated:

	For the year ended December 31,
	2023	2022

	(in millions)
Net revenue	$7,392	$8,108
Cost of revenue (1)	5,291	5,869
Gross profit	2,101	2,239
Operating expenses
Research and development(1)	428	482
Selling, general and administrative(1)	473	496
Restructuring charges	71	94
Total operating expenses	972	1,072
Operating profit	1,129	1,167
Finance income	149	51
Finance expenses	(137)	(111)
Gain on sale of a business	—	403
Other income (expense)	(57)	22
Income before income taxes	1,084	1,532
Income tax expense	(66)	(86)
Net income	$1,018	$1,446
(1)Includes share-based compensation expense as follows:

	For the year ended December 31,
(in millions)	2023	2022

Cost of revenue	$48	$64
Research and development	$25	$27
Selling, general and administrative	$96	$92
Comparison of Years Ended December 31, 2023 and 2022
Net Revenue

(in millions)	Year ended December 31,
	2023	2022	Change	% Change

Net revenue	$7,392	$8,108	$(716)	(8.8)%
Net revenue decreased by $716 million, or 8.8%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The change was primarily due to lower 300mm equivalent wafer shipment volumes of 2.2 million, an 11% reduction from the prior year, which was a result of lower customer demand. The decrease was partially offset by a $91 million or 18.9% increase in revenue generated from engineering and other services.
Cost of Revenue

(in millions)	Year ended December 31,
	2023	2022	Change	% Change

Cost of revenue	$5,291	$5,869	$(578)	(9.8)%
Gross margin %	28.4%	27.6%		80bps
Cost of revenue decreased by $578 million, or 9.8%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The decrease was driven by $347 million reduction in costs associated with the sale of our East Fishkill facility in December 2022, $108 million reduction in depreciation and amortization, $107 million reduction in employee related expenses and $16 million decrease in share-based compensation.
Gross margin increased to 28.4% for the year ended December 31, 2023 from 27.6% for the year ended December 31, 2022. The increase was largely attributable to reduced costs associated with the sale of our East Fishkill facility, reduced depreciation and amortization and reduced labor expenses.
Research and Development Expenses

(in millions)	Year ended December 31,
	2023	2022	Change	% Change

Research and development expenses	$428	$482	$(54)	(11.2)%
As a % of revenue	5.8%	5.9%
Research and development expenses decreased by $54 million, or 11.2%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The year-over-year change was driven by a $48 million reduction in employee-related expenses due to 70% reduction in employee bonuses and 3% lower headcount. Additionally, pre-production costs decreased by $15 million which was partly offset by an increase in research and development portfolio spend of $12 million.
Selling, General and Administrative Expenses

(in millions)	Year ended December 31,
	2023	2022	Change	% Change

Selling, general and administrative expenses	$473	$496	$(23)	(4.6)%
As a % of revenue	6.4%	6.1%
Selling, general and administrative expenses decreased by $23 million, or 4.6%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The decrease was driven by $46 million in advanced manufacturing income tax credits in 2023 as a result of the CHIPS and Science Act and $43 million reduction in employee bonuses. Offsetting the decrease was an increase in withholding tax of $33 million and increased professional and digital transformation costs of $25 million. Additionally, gain on tool sales recorded in SG&A totaled $8 million for 2023. This was as a result of gain (loss) tool sales previously recorded in Other income (expense), being recorded in SG&A, beginning in the third quarter 2023.

Restructuring Charges

(in millions)	Year ended December 31,
	2023	2022	Change	% Change

Restructuring charges	$71	$94	$(23)	(24.5)%
Restructuring charges decreased by $23 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease was driven by $17 million lower employee related expenses and $19 million reduction in leased workspace and professional fees. Offsetting this decrease was $12 million associated with tool deinstallation costs, qualification costs and transition costs related to phase two of the restructuring plan.

Finance income

	Year ended December 31,
(in millions)	2023	2022	Change	% Change

Finance Income	$149	$51	$98	192.2%
Finance income increased by $98 million, or 192.2%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was primarily due to higher interest income generated as a result of higher market interest rates.
Finance expense

(in millions)	Year ended December 31,
	2023	2022	Change	% Change

Finance expenses	$(137)	$(111)	$(26)	23.4%
Finance expenses increased by $26 million, or 23.4%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. This increase was primarily a result of increased floating interest rates associated with third-party debt.
Gain on the sale of a business

(in millions)	Year ended December 31,
	2023	2022	Change	% Change

Gain on sale of a business	$—	$403	$(403)	(100.0)%
There was no gain on the sale of a business in 2023, as we did not sell any part of our business during 2023. Gain on the sale of a business was $403 million for the year ended December 31, 2022, as we completed the sale of the EFK business in 2022.

Other Income (expense), net

(in millions)	Year ended December 31,
	2023	2022	Change	% Change

Other income (expense), net	$(57)	$22	$(79)	(359.1)%
Other income (expense), net decreased by $79 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. The year-over-year change is attributable to an increase of approximately $49 million due to hedging activity losses in 2023 and $27 million decrease in gain on tool sales to third parties. Partially offsetting this decrease was an $8 million gain on tool sales recorded in SG&A. Commencing during the third quarter 2023, we began recording gain (loss) on tool sales to third parties in SG&A.

Income tax expense

(in millions)	Year ended December 31,
	2023	2022	Change	% Change

Income tax expense	$(66)	$(86)	$20	(23.3)%
Income tax expense decreased by $20 million, or 23.3% for the year ended December 31, 2023, compared to the year ended December 31, 2022. The decrease is primarily the result of $16 million withholding tax accrued in the United States reclassified from income tax expense to other taxes in the current year as it is not creditable against income taxes. The decrease is also partially attributable to an overall reduction in tax expense due to a decrease in global income subject to income tax compared to the prior year.

B.Liquidity and Capital Resources
We have historically financed operations primarily through cash and cash equivalents, marketable securities, as well as cash generated from our business operations, including prepayments under LTAs, debt and government grants. As of December 31, 2023, our cash and cash equivalents and marketable securities balances of $3.9 billion included $2.4 billion of cash and cash equivalents and $1.5 billion of marketable securities. As of December 31, 2022, our cash and cash equivalents and marketable securities of $3.3 billion included $2.4 billion of cash and cash equivalents and $994 million of marketable securities.
As of December 31, 2023 and 2022, respectively, we had an undrawn revolving credit facility of $1.0 billion. In addition to our available revolvers, we had $2.4 billion and $2.5 billion of debt outstanding as of December 31, 2023, and 2022, respectively, which was primarily comprised of multiple term loans in various currencies. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of payments we receive from customers pursuant to our LTAs and other business arrangements, the timing and extent of spending to support development efforts, the introduction of new and enhanced products and solutions, the continuing market adoption of our platform, and our obligations to repay our indebtedness from time to time. We may from time to time seek to raise additional capital to support our growth. As of December 31, 2023, we believe that our existing cash, cash equivalents, investment in marketable securities, credit under our revolving credit facility, and expected cash generated from operations are sufficient to meet our capital requirements for at least the next 12 months and beyond.
The following table shows a summary of our term loan facilities, other debt facilities, which consist primarily of equipment financing and our committed undrawn revolvers.

	For the year ended December 31,
	2023	2022
	(in millions)
Term loan facilities	$1,249	$1,456
Other debt facilities	1,115	1,055
Revolvers and letters of credit	1,012	1,012

Government grants are also a source of capital. Those grants are primarily provided in connection with construction and operation of our wafer manufacturing facilities, employment and R&D. For the years ended December 31, 2023, 2022 and 2021, we received $251 million, $93 million and $83 million, respectively, in proceeds from government grants. The change in grants relates primarily to grant programs in Singapore.
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
Cash Flows
The following table shows a summary of our cash flows for the periods presented:

Years Ended December 31,
2023	2022
(in millions)

Cash provided by operating activities	$2,125	$2,624
Cash used in investing activities	$(1,882)	$(4,058)
Cash provided by (used in) financing activities	$(212)	$842
Effect of exchange rate changes on cash and cash equivalents	4	5
Net increase (decrease) in cash and cash equivalents	$35	$(587)
Operating Activities
Net cash provided by operating activity of $2,125 million for the year ended December 31, 2023 was primarily related to net income of $1,018 and depreciation and amortization of $1,451 million. Other drivers for the period include lower share based compensation of $150 million and deferred income taxes of $50 million. Unfavorable working capital of $506 million include a decrease of trade and other payables of $190 million driven by lower customer prepayments, an increase in receivables and prepayments of $169 million and favorable movements in inventory of $148 million due to higher shipments.
Investing Activities
Cash used in investing activities was $1,882 million for the year ended December 31, 2023, compared to cash used in investing activities of $4,058 million for the year ended December 31, 2022, reflecting a $2,176 million decrease. The year-over-year change was primarily attributable to lower purchases of property, plant, equipment and intangibles of $1,255 million, lower net outflows related to net proceeds of marketable securities of $522 million, proceeds from the sale of our East Fishkill facility of $236 million received in 2023, and higher proceeds from government grants of $138 million.
Financing Activities
Cash used in financing activities was $212 million for the year ended December 31, 2023, compared to cash provided by financing activities of $842 million for the year ended December 31, 2022, reflecting a $1,054 million change. The year-over-year changes were due to a decrease in proceeds from borrowing of $925 million, reduced proceeds from the issuance of equity instruments of $126 million and $88 million reduction in proceeds from government grants due to reclassification of proceeds in government grant from a financing activity to an investing activity in 2023. This was offset by lower repayments of debt and finance lease obligations of $85 million.
Contractual Obligations
As of December 31, 2023, we had $3.9 billion of unconditional purchase commitments, $1.1 billion of which related to contracts for capital expenditures, and $2.8 billion of contracts related to operating expenditures. Of the total balance as of December 31, 2023, $970 million is due within the next 12 months. See Note 31 to our Annual Consolidated Financial Statements for additional details.
C.Research and Development, Patents and Licenses
Refer to “Item 4. Information on the Company” for discussion on our research and development and intellectual property.
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
The semiconductor industry is susceptible to uncertain economic conditions that could impact demand. We remain cautious regarding the macroeconomic headwinds facing our industry in 2024. We continue to implement a long-term partnership-driven model with our industry, which is driving improved visibility for our business through this period of uncertainty.
Single-sourced Revenue Mix
We manufacture products based on a combination of our own technologies and our customers’ IP, resulting in a significant number of products that can only be sourced from us. Our sales and marketing strategy centers on deepening relationships with top customers and investing in technologies to become their single-source supplier for mission-critical applications. We believe a key measure of our success as a differentiated technology partner to our customers is the mix of our wafer shipment volume attributable to single-sourced business, which represented approximately 62% of wafer shipment volume in 2023. We define single-sourced products as those that we believe can only be manufactured with our technology and cannot be manufactured elsewhere without significant customer redesigns.

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
Pricing and margins depend on the volumes and features of the solutions we deliver. We continually monitor and work to reduce the cost of our products and improve the potential value that our solutions deliver to our customers as we target new win opportunities. While individual product prices may decline, we believe our R&D investments, differentiated product and single-sourced strategy should lead to improvements in pricing mix and overall ASPs if we compete effectively.
Long-Term Agreements.
We have entered into multiple LTAs with leading companies in the industry. Many of these contracts include customer advanced payments and capacity reservation fees in order to secure future supply. We have approximately $20 billion in aggregate revenue commitment over the term of the agreements as of December 31, 2023.
During 2023, some customers under LTAs have requested to adjust their short term demand outlook downward. From time to time our wafer revenue consists of restructuring or underutilization payments from customers unable to meet their volume commitments. We expect certain of our customers under LTAs will continue to request for similar adjustments in 2024. We continue to collaborate closely with our customers to support the acceleration of their inventory depletion, while seeking to preserve the economic value of these commercial agreements.
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
Our average shipment utilization rate across our global fabs was 81% and 101% for the years ended December 31, 2023 and 2022, respectively. Factors affecting shipment utilization rates include efficiency in production facilities, complexity and mix of wafer types ordered by customers, including the impact of export controls and other regulatory changes affecting customers and competitors. Our production capacity is determined based on the capacity ratings of the equipment in the fab, adjusted for expected down time due to set up for production runs and maintenance and R&D. In 2023, we operated below our production capacity driven by customer demand and market conditions.
CHIPS and Science Act
In February 2024, the U.S. Department of Commerce announced $1.5 billion in planned direct funding for GF as part of the CHIPS and Science Act. This planned investment will enable us to expand and create new manufacturing capacity and capabilities to securely produce more essential chips for automotive, IoT, aerospace, defense, and other vital markets. The proposed funding will support three potential GF projects: expansion of our existing Fab 8 facility, construction of a new state-of-art fab on the Fab 8 campus, and modernization of our Fab 9 facility. In support of the two Fab 8 projects, the State of New York also announced that it intends to provide $575 million in planned direct funding. The preliminary awards are non-binding commitments, and receipt of any funding will be subject to certain terms and conditions, including us hitting specific milestones. Subject to market requirements and customer demand as well as receipt of expected government funding, among other factors, GF plans to invest more than $12 billion over the next 10 or more years across its two U.S. sites. While GF intends to begin work as soon as reasonably possible, there is no guarantee at this time as to when GF will be able to start work and how (or to what degree) the total $12 billion investment will be allocated to each year over the next 10 or more years (or that the total amount actually invested will be $12 billion or more). GF intends to execute such investments through public-private partnerships with support from the federal and state governments as well as from its ecosystem partners, including anticipated key strategic customers, but such plans are subject to GF receiving such support in the manner and on the timelines expected, and may be subject to change.

E.Critical Accounting Policies and Estimates
Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with IFRS as issued by the International Accounting Standard Board (“IASB”). Management must make certain estimates and assumptions that affect the amounts reported in the financial statements, based on experience, existing and known circumstances, authoritative accounting guidance and pronouncements and other factors that management believes to be reasonable, but actual results could differ materially from these estimates. To the extent there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the accounting policies described below involve a degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.
Revenue Recognition—The Company generates revenue primarily from fabricating semiconductor wafers for its customers using the manufacturing processes based on their own or third parties’ proprietary IC designs and, to a lesser extent, the Company also generates revenue from engineering and other pre-fabrication services such as non-recurring engineering (“NRE”) services, which include design services and mask production.
The Company recognizes revenue when performance obligations are satisfied. The performance obligations are satisfied at the point at which control of the wafers is transferred to the customer, which is determined to be at the point of wafer shipment from the Company’s facilities or delivery to the customer location. NRE services are recognized over time as the Company performs the services based on a percentage of costs incurred over total expected costs.
The Company accounts for the breakage fee arising from not meeting the minimum purchase requirements under certain LTAs with customers as variable consideration and includes such fee in the contract transaction price if not constrained, and accordingly, recognizes as revenue upon satisfaction of performance obligations for wafers over the expected term of the agreement. Given the volumes under these arrangements are usually not guaranteed and subject to subsequent negotiations or changes, breakage fees that are constrained are not included in the contract transaction price for revenue recognition purposes.
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
Our contracts may be subsequently modified to reflect changes in scope or customer requirements. Generally, our contract modifications are for goods or services that are distinct from the existing contract and are accounted for as a new contract and performance obligation, which are recognized prospectively. If contract modifications are for goods or services that are not distinct from the existing contract, they are accounted for as if they are part of the original contract with the effect of the contract modification recognized as an adjustment to revenue on a cumulative catch-up basis.
A contract asset (“unbilled accounts receivables”) is recognized when the Company has recognized revenue, but not issued an invoice for payment. The Company has determined that unbilled accounts receivables are not considered a significant financing component of the Company’s contracts. Contract assets are included in receivables, prepayments and other assets on the consolidated statements of financial position and are transferred to trade receivables when invoiced (see Note 6).
A contract liability is recognized when the Company receives payments in advance of the satisfaction of performance obligations and are included as deferred revenue on the consolidated statements of financial position (see Note 11). This includes upfront non-refundable capacity access fees under certain LTAs with customers which are accounted for as additional wafer price considerations and recognized as revenue upon satisfaction of performance obligations for wafers over the expected term of the agreements.
Determination of useful lives of property, plant and equipment—The Company periodically assesses the estimated useful lives of property, plant and equipment. As a result of a review completed in April 2023, the Company concluded the estimated maximum useful life of certain buildings should be increased from 26 years to 50 years. This change in estimate was applied prospectively, effective beginning in the first quarter of 2023. The impact of the change in estimated useful lives of certain buildings resulted in an increase to income before income taxes of $76 million for the year ended December 31, 2023.

Inventory Valuation—Inventory is based on a standard cost process with appropriate adjustments for purchasing and manufacturing variances, which approximates weighted average cost. The cost of raw materials is determined using applicable raw material purchase prices. The cost of supplies is determined based on a weighted-average cost formula. Work in process and finished goods are valued at the cost of direct materials and a proportion of manufacturing labor and overhead costs based on normal operating capacity.
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
Impairment Assessment of Non-Financial Assets—Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs to sell calculation is based on a discounted cash flow analysis that a potential buyer would perform in determining a transaction value of the CGU less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. When preparing the discounted cash flow analysis, the Company makes judgments in determining the independent cash flows that can be related to a specific CGU based on its asset usage model and manufacturing capabilities in addition to the discount rate used in the analysis. In addition, because judgments are made regarding the remaining useful lives of assets and expected future revenue and expenses associated with the assets, changes in these estimates based on changes in economic conditions or business strategies could result in material impairment charges in future periods.
Income Taxes and Realization of Deferred Tax Assets—In determining taxable income for financial statement reporting purposes, management makes certain estimates and judgments specific to taxation issues. These estimates and judgments are applied in the calculation of certain tax liabilities and in the determination of the recoverability of deferred tax assets, which arise from temporary differences between the recognition of assets and liabilities for income tax and financial statement reporting purposes.
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
Share-based compensation—Share-based compensation expense is recognized based on the grant date fair value of the awards. The fair value of Restricted Share Units (“RSUs”) is determined based on the closing price of the ordinary stock on the date of grant. The fair value of stock options is estimated using the Black-Scholes option pricing model for options. The fair value of Performance Share Units (“PSUs”) is estimated using a Monte Carlo simulation. Both models require management to make certain assumptions of future expectations based on historical and current data. The assumptions include the estimated fair value of the Company’s stock, expected term of the awards, expected volatility, dividend yield, and risk-free interest rate. These estimates involve inherent uncertainties and the application of management’s judgment.
The principles of modification accounting are applied when a new share-based payment is granted as a replacement for another share-based payment that is cancelled. When modification accounting is applied, the entity accounts for any incremental fair value in addition to the grant-date fair value of the original award. In the case of a replacement, the incremental fair value is the difference between the fair value of the replacement award and the net fair value of the cancelled award, both measured at the date on which the replacement award is issued. The net fair value is the fair value of the cancelled award measured immediately before the cancellation, less any payment made to the employees on cancellation.
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

In September 2023, the people and compensation committee of GlobalFoundries approved a modification to the 2023 PSUs, to adjust the return on invested capital (“ROIC”) performance threshold. The modification did not increase the fair value of the 2023 PSUs as the non-market performance condition was not considered when determining the fair value on the modification date. The Company will cumulatively adjust the expense based on the number of shares probable of vesting based on ROIC metrics and the grant date fair value.

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
Safe Harbor
See “Cautionary Statement Regarding Forward-Looking Information.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth information for our executive officers and directors as of the date of this Annual Report:

Name	Age	Title

Executive Officers*
Dr. Thomas Caulfield	65	President and Chief Executive Officer, Board Director
John Hollister*	54	Chief Financial Officer
Niels Anderskouv	55	Chief Business Officer
Saam Azar	47	Chief Legal Officer
Tim Breen	46	Chief Operating Officer, Board Director
Pradheepa Raman	43	Chief People Officer

Board of Directors
Ahmed Yahia	51	Chairman of the Board, Chairman of Strategy and Technology Committee
Dr. Thomas Caulfield	65	President and Chief Executive Officer, Board Director
Ahmed Saeed Al Calily	51	Board Director
Tim Breen	46	Chief Operating Officer, Board Director
Glenda Dorchak	69	Board Director
Martin L. Edelman	82	Board Director, Chairman of Nominating and Governance Committee
David Kerko	51	Lead Independent Director, Chairman of People and Compensation Committee
Jack Lazar	58	Board Director, Chairman of Audit, Risk and Compliance Committee
Elissa E. Murphy	55	Board Director
Carlos Obeid	59	Board Director
Dr. Bobby Yerramilli-Rao	57	Board Director
*David Reeder was CFO on December 31, 2023. John Hollister succeeded Mr. Reeder as CFO on February 5, 2024.
Executive Officers
Dr. Thomas Caulfield is the President and Chief Executive Officer (“CEO”) of GF, a position he has held since March 2018. He was also elected to the Board of Directors in March 2018. Dr. Caulfield joined the Company in May 2014 as Senior Vice President and General Manager of the Company’s Fab 8 semiconductor wafer manufacturing facility in Malta, New York, where he led operations, process development, and the expansion and ramp-up of semiconductor manufacturing production. Dr. Caulfield has an extensive career spanning engineering, executive management and global operational leadership with leading technology companies. Prior to joining GF, Dr. Caulfield served as President and Chief Operations Officer at Soraa from May 2012 to May 2014, a leading developer of GaN on GaNTM (gallium nitride on gallium nitride) solid-state lighting technology. Before Soraa, Dr. Caulfield served as President and COO of Ausra from 2009 to 2010, a leading provider of large-scale concentrated solar power solutions for electrical power generation and industrial steam production. Prior to leading at Ausra, Dr. Caulfield served as Executive Vice President of Sales, Marketing and Customer Service at Novellus Systems, Inc. Before that, Dr. Caulfield spent 17 years at IBM in a variety of senior leadership roles, ultimately serving as Vice President of 300mm semiconductor operations for IBM’s Microelectronics division, leading its wafer fabrication and R&D operations in East Fishkill, New York. He currently serves as a member of the board of directors for Western Digital Corporation and has been a Trustee for Union College since 2018. Dr. Caulfield earned a Bachelor of Science in Physics from St. Lawrence University before entering Columbia University’s Fu Foundation School of Engineering and Applied Science, where he earned both his Bachelor and Master of Science in Materials Science and Engineering as well as a Doctorate in Materials Science and Engineering. Dr. Caulfield was also a postdoctoral fellow at Columbia’s Engineering Center for Strategic Materials.
John Hollister is the Chief Financial Officer (“CFO”) at GF, a position he has held since February 2024. Mr. Hollister is responsible for the Company’s financial operations and strategy. Mr. Hollister brings more than two decades of finance and operations experience in the semiconductor industry and a proven track record as a CFO of a publicly traded company. Prior to his role at GF, Mr. Hollister was at Silicon Labs from 2004 to early 2024, serving as CFO and Senior Vice President for 10 years and leading the company’s growth in broad-based semiconductor and Internet of Things (IoT) markets. Prior to his role at Silicon Labs, John held various finance positions at Cicada Semiconductor, Cirrus Logic, Veritas DGC, 3-D

Geophysical and PricewaterhouseCoopers LLP. Mr. Hollister currently serves as a member of the board of directors of MacroFab. Mr. Hollister is a Certified Public Accountant and holds a master’s degree in professional accounting as well as a bachelor’s degree in business administration from The University of Texas at Austin.
Niels Anderskouv is Chief Business Officer (“CBO”) at GF, a position he has held since May 2023. Mr. Anderskouv is responsible for leading GF’s product and technology roadmap, business and commercial strategy as well as its go-to-market execution. As CBO, Mr. Anderskouv also oversees GF’s product management, design platforms and business strategy and planning teams. Mr. Anderskouv brings more than 25 years of experience spanning engineering, executive management and global leadership in the semiconductor industry. Most recently, from 2017 to 2021, Mr. Anderskouv served as Senior Vice President and Executive Officer at Texas Instruments, where he was responsible for the company’s multi-billion-dollar Analog Power business. He is an expert in power management, analog and mixed-signal technologies and has a track record of driving and delivering financial performance. Mr. Anderskouv has been the Chairman of the board of directors of KeepIt since 2017. Mr. Anderskouv earned a Master of Science degree in Electrical Engineering from the Technical University of Denmark (DTU) in Copenhagen.
Saam Azar is Chief Legal Officer for GF, a position he has held since January 2017. He oversees all legal, compliance, government relations, environmental, health, safety and security matters worldwide. Mr. Azar also serves as Secretary to the GF Board of Directors and has been involved with the Company since its founding in 2009. From 2006 to 2017, Mr. Azar has also served in various roles at Mubadala Investment Company, as a senior member of its Legal & Compliance Unit, working primarily on complex, cross border partnerships. Prior to Mubadala, he worked as a corporate associate at the international law firm of Cleary Gottlieb in New York, where he supported numerous corporate transactions with an emphasis on debt and equity capital markets. Mr. Azar holds a J.D. from New York University School of Law and a Bachelor of Science degree in Civil and Environmental Engineering and Public Policy from Duke University.
Tim Breen is the Chief Operating Officer (“COO”) of GF, a position he has held since September 2023, and was elected to the Board of Directors in January 2018. In this role, he oversees GF’s global operations, including the manufacturing, quality, supply chain, and digital transformation teams. Prior to becoming COO, he served as senior advisor to the CEO with a focus on supporting GF’s business, supply chain and digital transformations. Starting in 2018, he supported the Company in various executive roles including leading strategy, business transformation and finance. Since 2010, Mr. Breen served as a member of the senior leadership team of GF’s founding shareholder, Mubadala Investment Company. He also serves on the board of directors of a number of Mubadala’s private North American investments, including as Chairman of the board of directors of NOVA Chemicals. Prior to joining Mubadala, Mr. Breen was a Partner with McKinsey in Abu Dhabi. He holds a Master of Business Administration degree from London Business School.
Pradheepa Raman is Chief People Officer at GF, a position she was appointed to in 2022. She has global responsibility for GF’s human resources practice areas including talent acquisition, development and retention, creation and delivery of people solutions, total rewards, organizational development and expanding on GF’s culture of innovation, diversity, inclusion and safety. Prior to joining GF, Ms. Raman was Global Head of Human Resources and Chief Transformation Officer for the Global Tools & Storage business unit of Stanley Black & Decker, Chief Talent Officer of Stanley Black & Decker, and held senior human resources positions at Samsung Electronics America and Avaya. Ms. Raman began her career as a software developer. Ms. Raman holds a Bachelor’s degree in Electronics and Communication Engineering from Anna University in India, and a Master’s degree in Human Resources from Rutgers University.
Board of Directors
Ahmed Yahia was elected to the Board of Directors as Chairman in December 2013. Mr. Yahia is currently the Chief Executive Officer, Direct Investments at Mubadala Investment Company with oversight of the Technology, Life Sciences, Financial Services, Consumer, Industrials & Business Services, and Energy & Sustainability portfolios. Mr. Yahia is also Chief Executive Officer of MGX, an artificial intelligence-focused investment company. Mr. Yahia is a member of Mubadala's Investment Committee, which develops Mubadala's investment policies and reviews proposed projects. Prior to joining Mubadala, Mr. Yahia was a Partner at McKinsey & Company, where he co-led the Principal Investor practice and was also the Managing Partner of the Abu Dhabi practice. He was formerly a Marketing Manager at Procter & Gamble, where he led several flagship brands. He serves as Chairman of the board of directors of Compañía Española de Petróleos and is a member of the board of directors of Abu Dhabi Investment Council, Mubadala Capital, and Emirates Global Aluminum . Previously, he served as a board member of Advanced Micro Devices Inc. from 2012 to 2019. Mr. Yahia holds a Bachelor of Science in Industrial Engineering from École Centrale Paris and a Master of Science in Mechanical Engineering/Product Strategy from the Massachusetts Institute of Technology. Mr. Yahia is an independent, non-executive director pursuant to applicable Nasdaq rules.
Dr. Thomas Caulfield is the President and CEO of GF and was elected to the Board of Directors in March 2018. Please see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Executive Officers” for a description of Dr. Caulfield’s business experience.
Ahmed Saeed Al Calily was elected to the Board of Directors in March 2018. Mr. Al Calily is the Chief Strategy & Risk Officer for Mubadala Investment Company, overseeing portfolio strategy, enterprise risk management, and responsible investing. Prior to that, Mr. Al Calily was the Chief Executive Officer of Energy at Mubadala, where he oversaw the company’s energy assets. Prior to re-joining Mubadala, Mr. Al Calily was Director General of the Abu Dhabi Technology Development Committee and Chief Executive Officer and managing director of the Abu Dhabi Ports Company. Mr. Al Calily also served as Deputy Director of the Infrastructure and Services unit at Mubadala. He currently serves as a member of the board of directors at Abu Dhabi Future Energy Company, Abu Dhabi Investment Council, Mubadala Capital, and Emirates Global Aluminum. Mr. Al Calily holds a bachelor’s degree in Economics and Political Science from Boston University. Mr. Al Calily is an independent, non-executive director pursuant to applicable Nasdaq rules.
Tim Breen is the Chief Operating Officer of GF and was elected to the Board of Directors in January 2018. Please see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Executive Officers” for a description of Mr. Breen’s business experience.
Glenda Dorchak was elected to the Board of Directors in June 2019. Ms. Dorchak spent over thirty years in operational leadership roles in the technology industry, most recently as Executive Vice President and General Manager of Global Business with Spansion, Inc., a flash memory manufacturer. She started her career with 20 years at IBM where she held a range of operating roles including General Manager PC Direct. She later moved to e-retailer Value America where she was part of the IPO team eventually becoming Chairman and Chief Executive Officer. Ms. Dorchak subsequently joined Intel Corp. as Vice President and COO of Intel Communications Group, then went on to serve as Vice President and General Manager, Broadband Products Group and later, Vice President and General Manager, Consumer Electronics Group. After Intel, Ms. Dorchak was Chairperson and Chief Executive Officer of Intrinsyc Software and Vice Chairman and Chief Executive Officer of VirtualLogix. Ms. Dorchak currently does advisory and board work and serves as a member of the board of directors at ANSYS, Inc. and Wolfspeed Inc. Ms. Dorchak is an independent, non-executive director pursuant to applicable Nasdaq rules.
Martin L. Edelman was elected to the Board of Directors in February 2017. Mr. Edelman is General Counsel of G42 and MGX, and Of Counsel of Paul Hastings LLP. He is an advisor to Mubadala and is a partner at Fisher Brothers, a real estate partnership. Mr. Edelman serves as Executive Chairman at Manchester Life. He is also a director of Equity Commonwealth, Aldar Properties, City Football Group, and currently serves on the boards of various nongovernmental organizations. He has more than 40 years of experience and concentrates his practice on real estate and corporate mergers and international transactions. Mr. Edelman holds a Bachelor of Arts degree from Princeton University and a law degree from Columbia Law School. Mr. Edelman is an independent, non-executive director pursuant to applicable Nasdaq rules.
David Kerko was elected to the Board of Directors in January 2018. Mr. Kerko is Head of North America Private Equity at Elliott Investment Management L.P. Prior to joining Elliott, Mr. Kerko was an advisor, member and co-head of the Technology Group at Kohlberg Kravis Roberts & Co. Inc. (“KKR”). Prior to joining KKR, he worked for Gleacher NatWest Inc. on mergers and acquisition transactions and financing. Mr. Kerko is a member of the board of directors of Cubic Corporation, Nielsen and Cloud Software Group. Mr. Kerko holds a Bachelor of Science degree and a Bachelor of Science in Engineering degree, summa cum laude, from the University of Pennsylvania. Mr. Kerko is an independent, non-executive director pursuant to applicable Nasdaq rules and serves as Lead Independent Director.
Jack Lazar was elected to the Board of Directors in July 2021. Mr. Lazar has spent over thirty years in operational and finance leadership roles at technology companies across multiple industries, most recently as Chief Financial Officer of GoPro, Inc., which he helped to take public in 2014. Prior to GoPro, Mr. Lazar served as Senior Vice President of Corporate Development and General Manager of Qualcomm Atheros, Inc. From 2003 until the time in which it was acquired by Qualcomm in 2011, he served in a variety of leadership roles at Atheros Communications, Inc., most recently as Chief Financial Officer and Senior Vice President of Corporate Development. In 2004, Mr. Lazar was part of the team that took Atheros public. He also served in leadership roles at NetRatings, Apptitude, and Electronics for Imaging, Inc. Mr. Lazar currently serves as a member of the board of directors of several publicly traded companies including Astera Labs, Box, Resideo Technologies, and thredUP. Mr. Lazar holds a Bachelor of Science in Commerce degree with an emphasis in Accounting from Santa Clara University and is a certified public accountant (inactive). Mr. Lazar is an independent, non-executive director pursuant to applicable Nasdaq rules.
Elissa Murphy was elected to the Board of Directors in September 2021. Ms. Murphy is Senior Vice President at Cisco Systems, Inc. Prior to Cisco, she served as a Vice President of Engineering at Google, Inc. from 2016 to April 2023. Before Google, she was the Chief Technology Officer and Executive Vice President of Cloud Platforms at GoDaddy from 2013 to 2016. Ms. Murphy previously served as Vice President of Engineering at Yahoo! from late 2010 to 2013, where she oversaw the world’s largest private Hadoop cluster, a technology essential to massive-scale computing that is the basis of big data today. Prior to her time at Yahoo!, Ms. Murphy spent 13 years at Microsoft in various engineering positions including part of the original team responsible for Microsoft’s shift to the cloud, which led to the creation of Azure, and as a member of the High Performance Computing team. Ms. Murphy began her technology career designing and building many of the best-selling computer security and system utilities with 5th Generation Systems, Quarterdeck and the Norton Group, a division at Symantec responsible for Norton Antivirus and other Norton products. Previously, Ms. Murphy served on the board of directors of Inphi from 2015 to 2021. Ms. Murphy brings expertise in global-scale platforms, AI/ML, big data, distributed systems, and security. Ms. Murphy is an independent, non-executive director pursuant to applicable Nasdaq rules.
Carlos Obeid was elected to the Board of Directors in January 2012. Mr. Obeid is currently the Chief Financial Officer of Mubadala Investment Company, with oversight of its commercial functions including treasury, investor relations, financial planning, business performance, financial governance and reporting. Before joining Mubadala, Mr. Obeid worked with the United Arab Emirates Offset Program Bureau where he led a wide range of initiatives including privatization, utilities and financial services. He is a member of the board of directors of Mubadala Capital LLC, Abu Dhabi Commercial Bank PJSC and Abu Dhabi Investment Council. Mr. Obeid holds a Bachelor of Science in Electrical Engineering degree from American

University of Beirut, Lebanon, and a Master of Business Administration degree from INSEAD in Fontainebleau, France. Mr. Obeid is an independent, non-executive director pursuant to applicable Nasdaq rules.
Dr. Bobby Yerramilli-Rao was elected to the Board of Directors in March 2022. Dr. Yerramilli-Rao has served as Chief Strategy Officer and Corporate Vice President, Corporate Strategy at Microsoft Corporation since 2020. Prior to Microsoft, he was Co-founder and Managing Partner of Fusion Global Capital, from 2011 to 2020. Dr. Yerramilli-Rao previously served as Corporate Strategy Director and Internet Services Director of Vodafone, from 2006 to 2010, where he was responsible for strategy and acquisitions related to digital services, serving on the company’s Investment Committee. Prior to his time at Vodafone, Dr. Yerramilli-Rao spent more than a decade at McKinsey, having been elected Partner in 2000. He helped co-lead the telecom, media and technology practice. Dr. Yerramilli-Rao also served as a member of the board of directors of Cambridge Epigenetix Ltd. from 2012 to 2023. He holds a Master of Arts degree in Electrical Engineering from the University of Cambridge and a Doctorate in Robotics from the University of Oxford. Dr. Yerramilli-Rao is an independent, non-executive director pursuant to applicable Nasdaq rules.
For information on the role of the Shareholder’s Agreement and the Memorandum and Articles of Association in leadership selection, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Composition of our Board of Directors.”
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
Variable Incentive Programs
In 2023, the variable pay elements of our executive officers’ compensation consisted of an annual incentive program (“AIP”) and awards of performance stock units (“PSUs”) and restricted stock units (“RSUs”) under our 2021 Equity Compensation Plan.
Aggregate Compensation
For the year ended December 31, 2023, the aggregate compensation paid by us and our subsidiaries for our directors and executive officers for services in all capacities to us and our subsidiaries was $51.3 million* which includes both benefits paid in kind and compensation, as well as grants of, in the aggregate, 308,253 RSUs and 360,548 PSUs, pursuant to the terms and conditions of our 2021 Equity Compensation Plan. RSUs and PSUs vest as set forth in “2021 Equity Compensation Plan” below.
Of the amounts above, for the year ended December 31, 2023, $59,400 was set aside or accrued by us or our subsidiaries to provide defined contribution retirement benefits or similar benefits to our directors and executive officers.
* This aggregate number includes reimbursements by GF to Mubadala in connection with Mr. Tim Breen’s service as COO, senior advisor to the CEO and as a member of the Board of Directors. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Mubadala—Secondments” for further information on payments made to Mubadala in connection with secondments. The aggregate number also includes compensation paid to Mr. David Reeder in connection with Mr. Reeder’s service as CFO during fiscal year 2023.
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
In 2023, our executive officers’ awards under the AIP were determined as follows:
•Financial and operational performance: 70% for our CEO and CFO and 50% for other executives;
•Strategic scorecard performance: 30% for our CEO and CFO and 50% for other executives; and
•Individual Modifier (0.8x-1.2x): Based on the discretion of the Board, People and Compensation Committee or CEO, as appropriate, including but not limited to considerations of leadership, employee engagement, diversity and inclusion, collaboration, business process improvement, strategic contributions and business context.
Long-term Incentive Programs
We maintain a number of long-term incentive plans (the “Long-term Incentive Plans”), including the GlobalFoundries Inc. Share Incentive Plan (the “2017 Plan”), the GlobalFoundries 2018 Share Incentive Plan (the “2018 Plan”) and the GlobalFoundries 2021 Equity Compensation Plan (the “2021 Plan”) to enable our executives and other high performing and high potential participants to share in the value creation of the Company as we execute our business plan and deliver returns to our shareholders. Our Long-Term Incentive Plans are administered by the People and Compensation Committee, which was delegated authority to administer these plans by our Board of Directors.
Our Long-term Incentive Plans consist of non-qualified stock options, RSUs and PSUs for eligible participants.
In 2023, our executive officers received a combination of PSU and RSU awards as follows:
•70% PSU and 30% RSU for our CEO and CFO; and
•60% PSU and 40% RSU for other executive officers
◦The final number of PSUs will range from 0% to 200% of the PSUs granted, based on achievement of performance targets related to absolute Return on Invested Capital (“ROIC”) and relative Total Shareholder Return (“TSR”) versus the SOX Index, and 100% will vest after three years, subject to continued employment through the end of the performance period.
◦RSUs will generally vest in three annual installments, with 33.33% vesting on each one-year anniversary of the vesting commencement date subject to the employee’s continued employment with the Company.
Additional information on our Long-Term Incentive Programs are as follows:
2017 Plan
A small number of current employees continue to hold vested share options that were granted under the 2017 Plan. Share options granted under the 2017 Plan became exercisable upon the first anniversary of our IPO following the vesting date but during the term of the share option. In connection with the establishment and adoption of the 2018 Plan, we ceased making awards under the 2017 Plan. As of December 31, 2023, there are 4,515 non-qualified share options (“options”) to buy ordinary shares outstanding under the 2017 Plan.
2018 Plan
Awards under the 2018 Plan may be granted in the form of options, share awards, or share unit awards.
Participants in the 2018 Plan typically received a one-time grant upon hire or promotion into an eligible role. The majority of options granted in 2019 vest over five years, with 20% of the options vesting on the later of December 31 of the first five years following the grant date and the six-month anniversary of the consummation of our IPO, subject to continued employment through the applicable vesting date (with limited exceptions for certain qualifying terminations). Generally, awards of options granted in 2020 or later vest over four years, with 25% of the options vesting on the later of December 31 of the first four years following the grant date and the six-month anniversary of the consummation of our IPO, subject to continued employment through the applicable vesting date (with limited exceptions for certain qualifying terminations). Options held by U.S. taxpayers that vested on the six-month anniversary of our IPO were exercisable for a period commencing on the vesting date and ending on December 2, 2022. Any outstanding in the money exercisable options not exercised as of December 2, 2022, were automatically exercised on that date. All other outstanding options held by U.S. taxpayers will become exercisable for a period commencing on January 1 of the year following the year in which such options vest and ending on a fixed date in such year, with any outstanding exercisable options not exercised as of the end of such period being automatically exercised as of a fixed date in that year. Options held by non-U.S. taxpayers will become exercisable on the date such options vest and will remain exercisable, pursuant to normal option exercise procedures under the terms and conditions of the 2018 Plan for the duration of the term of the option, with any outstanding exercisable options not exercised before the expiration of such options in accordance with their terms being automatically exercised as of the expiration date of the options by means of “net exercise” in order to satisfy the exercise price and applicable taxes due in respect of such options.
Awards of RSUs vest over four years, with 25% of the share units vesting on each of the first four anniversaries of the earlier of the grant date or the participant’s hire or promotion date, subject to continued employment through the applicable vesting date (with limited exceptions for certain qualifying terminations). Certain RSU grants made to certain current and former non-employee members of our Board of Directors in connection with our IPO generally vest over three years, with 33% of the share units vesting on the first three anniversaries of the grant date, subject to their continued provision of services (whether as a non-employee director or otherwise) to the Company through the applicable vesting date.
Under the 2018 Plan, as of December 31, 2023, there are 1.6 million options to buy ordinary shares and 326,504 RSU awards to our employees outstanding.
In addition, under the 2018 Plan there are 3,211,764 ordinary shares that remain available for grant. No awards may be granted under the 2018 Equity Plan after our Board of Directors terminates the 2018 Equity Plan or ten years from its effective date, whichever is earlier.
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
No new awards have been granted under the Shareholder Proceeds Bonus Program since calendar year 2021. All existing awards will continue to be paid out on their current payment schedule.
2021 Plan
In connection with our IPO, our Board of Directors adopted, and Mubadala approved, the 2021 Plan. The 2021 Plan provides for the issuance of incentive share options, non-qualified share options, share awards, share units, share appreciation rights, and other share-based awards.
In 2023, the Company granted RSUs and PSUs under the 2021 Plan. The RSUs have a time-based vesting requirement, which provides that the RSUs will generally vest in three annual installments, with 33.33% vesting on each anniversary of the vesting commencement date subject to the employee’s continued employment with the Company. The Company may make awards with different vesting conditions to help the Company achieve its talent strategy. The PSUs vest subject to achievement of performance targets based on an absolute ROIC and relative TSR versus the SOX Index over a 3-year performance period subject to the grantee remaining employed by the Company through the end of the applicable performance period.
As of December 31, 2023, there are 3.8 million RSUs and 1.2 million PSUs outstanding under the 2021 Plan. In addition, as of December 31, 2023, there are 17 million ordinary shares that remain available for grant under the 2021 Plan.
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
As of December 31, 2023, of the Company has issued 1.47 million shares under this plan reflecting employees’ contribution and the 20% Company match.

C.Board Practices
Composition of our Board of Directors
Our Board of Directors currently consists of eleven members, all of whom were elected pursuant to our Memorandum and Articles of Association. The Board is divided into three classes designated as Class I, Class II and Class III, with the members of each class each serving staggered, three-year terms. The terms of our Class I directors will expire at the 2025 annual general meeting of shareholders; the terms of our Class II directors will expire at the 2026 annual meeting of shareholders; and the terms of our Class III directors will expire at the 2024 annual meeting of shareholders. At the expiration of the respective terms of the Class I, Class II and Class III directors, new Class I, Class II and Class III directors will be elected to serve for a full term of the three years respectively.
Dr. Thomas Caulfield, Ahmed Saeed Al Calily, Tim Breen and Glenda Dorchak serve as Class I directors (with terms expiring in 2025). Martin L. Edelman, David Kerko, Jack Lazar and Carlos Obeid serve as Class II directors (with terms expiring in 2026). Ahmed Yahia, Elissa E. Murphy and Bobby Yerramilli-Rao serve as Class III directors (with terms expiring in 2024).
In selecting Board members, our Nominating and Governance Committee and Board of Directors consider a broad range of factors relating to the qualifications and background of nominees, including those factors set out in the Statement on Diversity and Member Section of our Board Charter (which include but are not limited to race, gender, sexual orientation, cultural background and membership in underrepresented groups). Our Nominating and Governance Committee’s and Board of Directors’ priority in selecting Board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Under a shareholder’s agreement entered into with Mubadala through two of its subsidiaries holding our ordinary shares, Mubadala Technology Investment Company (“MTIC”) and MTI International Investment Company LLC (“MTIIIC”) (the “Shareholder’s Agreement”) prior to the consummation of our IPO in 2021, we agreed to nominate for election to our Board of Directors a certain number of designees selected by Mubadala. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Mubadala—Shareholder’s Agreement.”
There is no Cayman Islands law requirement that a director must hold office for a certain term and stand for re-election unless the resolutions appointing the director impose a term on the appointment. We do not have any age limit requirements relating to our director’s term of office.
The Shareholder’s Agreement provides that, for so long as MTIC, MTIIIC and certain of their affiliates (the “Mubadala Entities”), in the aggregate, beneficially own 50% or more of the ordinary shares held by the Mubadala Entities upon consummation of our IPO, MTIC will be entitled to nominate a number of designees (the “Mubadala Designees”) to our Board of Directors representing a majority of our directors. MTIC designated the following directors as Mubadala Designees as of the date of our IPO: Ahmed Yahia, Ahmed Saeed Al Calily, Tim Breen, Martin L. Edelman, and Carlos Obeid. By making such designation, MTIC retains the right to appoint any additional Mubadala Designees in accordance with the Shareholder’s Agreement and the Memorandum and Articles of Association.
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
Each of our Board committees also oversees the management of our risk that falls within the committee’s areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors. Our Chief Financial Officer provides reports to the Audit Committee and is responsible for identifying, evaluating and implementing risk management controls and methodologies to address any identified risks. In connection with its risk management role, our Audit Committee meets privately with representatives from our independent registered public accounting firm and our Chief Financial Officer. The Audit Committee oversees the operation of our risk management program, including the identification of the primary risks associated with our business and periodic updates to such risks, and reports to our Board of Directors regarding these activities.
The Board met eight times in 2023. From the time each director became a member of the Board, attendance or participation at Board meetings in 2023 was 98%.
Board Committees
Our Board of Directors has established an Audit Committee, a People and Compensation Committee, a Strategy and Technology Committee and a Nominating and Governance Committee, each of which operates pursuant to a separate charter adopted by our Board of Directors.
Audit, Risk and Compliance Committee
Glenda Dorchak, Jack Lazar and Elissa E. Murphy currently serve on the Audit Committee, which is chaired by Jack Lazar. Our Board of Directors has determined that each member of the Committee is “independent” for Audit Committee purposes as that term is defined in the rules of the SEC and the applicable rules of Nasdaq. The Audit Committee’s responsibilities include:
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
•reviewing all related party transactions for potential conflict of interest situations, approving all such transactions and overseeing the Company’s director conflict of interest policy;
•overseeing the Company’s ESG programs and periodically reporting to the Board of Directors;
•reviewing with management cybersecurity, privacy and IT risks, including the initiatives, action plans and programs to manage such risks; and
•overseeing and reviewing major corporate risks and periodically reporting to the Board of Directors.
We have one financial expert as of the date hereof. Our Board of Directors has determined that Jack Lazar qualifies as an “audit committee financial expert” as defined in SEC rules and satisfies the financial sophistication requirements of the Nasdaq.
The Audit Committee met nine times in 2023. From the time each director became a member of the Committee, attendance or participation at Audit Committee meetings in 2023 was 100%.
People and Compensation Committee
Ahmed Saeed Al Calily, David Kerko and Elissa E. Murphy currently serve on the People and Compensation Committee, which is chaired by David Kerko. The People and Compensation Committee’s responsibilities include:
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
The People and Compensation Committee met seven times in 2023. From the time each director became a member of the Committee, attendance or participation at People and Compensation Committee meetings in 2023 was 100%.
Strategy and Technology Committee
Ahmed Yahia, Dr. Thomas Caulfield, Tim Breen, David Kerko and Dr. Bobby Yerramilli-Rao currently serve on the Strategy and Technology Committee, which is chaired by Ahmed Yahia. The Strategy and Technology Committee’s responsibilities include:
•assisting our Board of Directors in reviewing significant investments, divestment, joint ventures, partnerships, and other strategic agreements;
•providing guidance to our Board of Directors on long-range strategy and business plans;
•assisting our Board of Directors in reviewing our technology road map; and
•assisting our Board of Directors in reviewing strategic long-term customer and supplier agreements.
The Strategy and Technology Committee met four times in 2023. From the time each director became a member of the Committee, attendance or participation at Strategy and Technology Committee meetings in 2023 was 95%.
Nominating and Governance Committee
Ahmed Yahia, Glenda Dorchak, Martin L. Edelman and David Kerko currently serve on the Nominating and Governance Committee, which is chaired by Martin L. Edelman. The Nominating and Governance Committee’s responsibilities include:
•assisting our Board of Directors in identifying prospective director nominees and recommending nominees for election by the shareholders or appointment by our Board of Directors;
•reviewing and assessing the adequacy of our corporate governance guidelines and recommending proposed changes to our Board of Directors; and
•overseeing the evaluation of our Board of Directors.
The Nominating and Governance Committee met two times in 2023. From the time each director became a member of the Committee, attendance or participation at Nominating and Governance Committee meetings in 2023 was 100%.
D.Employees
We have a highly skilled employee base and as of December 31, 2023, we employed approximately 12,000 employees primarily located at our manufacturing sites. As of December 31, 2023, approximately 37% of our employees were located in North America, approximately 25% in EMEA, and approximately 38% in APAC. We also engage temporary employees and consultants. Overall, we believe we have good relations with our employees. As of December 31, 2023, approximately 71% of our employees were engineers or technicians.
E.Share Ownership
Refer to “Item 7. Major Shareholders and Related Party Transactions” below for information on share ownership.
See “Item 6. Directors, Senior Management and Employees—B. Compensation” for information on our arrangements for involving employees in the capital of the Company.

F.     Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of December 31, 2023 for (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of ordinary shares and (ii) all of our directors and executive officers as a group. Our majority shareholder, Mubadala, does not have different voting rights from those of other shareholders. As discussed below, prior to the consummation of our IPO in 2021, we entered into a Shareholder’s Agreement with Mubadala through two of its subsidiaries.

Name of Beneficial Owner	Number of Ordinary Shares Owned	Percentage of Ordinary Shares Owned
Mubadala	469,501,994	84.8%
FMR LLC(1)	34,899,797	6.3%
Directors and named executive officers:
Dr. Thomas Caulfield	*	*
David Reeder(2)	*	*
Niels Anderskouv	*	*
Saam Azar	*	*
Tim Breen	*	*
Pradheepa Raman	*	*
Ahmed Yahia	*	*
Ahmed Saeed Al Calily	*	*
Glenda Dorchak	*	*
Martin L. Edelman	*	*
David Kerko	*	*
Jack Lazar	*	*
Elissa E. Murphy	*	*
Carlos Obeid	*	*
Bobby Yerramilli-Rao	*	*
*Represents beneficial ownership of less than 1% of our issued and outstanding ordinary shares.
(1)According to report on Schedule 13G filed with the SEC on February 9, 2024, by FMR LLC.
(2)David Reeder was CFO on December 31, 2023. John Hollister succeeded Mr. Reeder as CFO on February 5, 2024.

B. Related Party Transactions
Mubadala
Secondments
Between January 1, 2023, and the date of this Annual Report, Mubadala has seconded a limited number of persons to us, including Tim Breen, who serves as our COO and is a member of our Board of Directors and continues to be seconded to us as of the date of this Annual Report. From January 1, 2023 to December 31, 2023, we paid Mubadala approximately $5 million* in consideration of the services provided by the secondees, pursuant to individual secondment agreements with Mubadala. On November 7, 2023, we entered into a new secondment agreement that sets forth the terms of Mr. Breen’s secondment to GF, including Mr. Breen’s compensation and GF’s reimbursement obligations to Mubadala, beginning in January 1, 2024, for Mr. Breen’s compensation.
The secondment agreements relating to other Mubadala secondees have been superseded by a Consulting Service Agreement, dated January 1, 2024, between Mubadala and GF (the “Consulting Services Agreement”). The Consulting Services Agreement sets forth the terms of all other employee secondments by Mubadala to GF, including employee compensation and related reimbursement obligations, and provides Mubadala and GF with the flexibility to second additional employees from Mubadala to GF in the future, as appropriate. Under the terms of the Consulting Services Agreement, Mubadala Performance Partners will provide services including strategic planning and execution support, operational process optimization, talent acquisition and management, supply chain and logistics optimization, cost efficiency improvement support, and analysis of M&A and corporate development opportunities. The Company will pay Mubadala Performance Partners an annual fee of $8 million for such services. The Company may terminate the Consulting Services Agreement at any time by providing written notice, and the Consulting Services Agreement includes other customary termination provisions.

* The portion of this amount paid in consideration of the services provided by Mr. Breen to GF is also included in the aggregate compensation amount reported in “Item 6. Directors, Senior Management and Employees—B. Compensation—Aggregate Compensation.”
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
We will use our reasonable best efforts, if permitted by applicable law and regulation (including, in particular, our Audit Committee’s responsibilities under U.S. securities laws and regulations) and if in the best interests of the company, to select the same independent certified public accounting firm, or auditor, used by Mubadala (or an affiliate of such auditor) and to provide to Mubadala as much prior notice as reasonably practical of any change in our auditor until the first fiscal year end occurring after the date on which Mubadala and any entities owned by the Government of Abu Dhabi, together with their subsidiaries, no longer own in aggregate at least 25% of the voting power of our then outstanding securities. When selecting our auditor, we have agreed that we will give due consideration to the benefits arising to our company from the use of the same auditor as Mubadala (or an affiliate of such auditor).
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
SMP
Silicon Manufacturing Partners Pte Ltd. (“SMP”) is a joint venture between Avago Technologies International Sales Pte. Limited (“Avago Singapore”) and Globalfoundries Singapore Pte. Ltd. During 2022, Avago Singapore acquired 51% of the shares in the share capital of SMP from LSI Technology (Singapore) Pte. Ltd. (“LSI”) and the rights and obligations of LSI under the existing Joint Venture Agreement were novated to Avago Singapore. We hold a 49% interest in SMP and manage all aspects of its manufacturing operations. In the year ended December 31, 2023, we purchased products, primarily wafers, from SMP for an aggregate of $61 million. We also reimbursed expenses of and contributed tools to SMP in that period, with an aggregate expense of $61 million.
C.Interests of Experts and Counsel.
Not applicable.
ITEM 8.    FINANCIAL INFORMATION
A.Consolidated Financial Statements and Other Financial Information
Please see “Item 18. Financial Statements”. Other than as disclosed elsewhere in this Annual Report, no significant change has occurred since the date of the Annual Consolidated Financial Statements.
Legal Proceedings
On April 28, 2021, IBM sent us a letter alleging for the first time that we did not fulfill our obligations under the contracts we entered into with IBM in 2014 and 2015 associated with our acquisition of IBM’s Microelectronics division. IBM asserted that we engaged in fraudulent misrepresentations during the underlying negotiations, and claimed we owed them $2.5 billion in damages and restitution. On June 7, 2021, the Company filed a complaint with the New York State Supreme Court (the “Court”) seeking a declaratory judgment that the Company did not breach the relevant contracts. IBM subsequently filed its complaint with the Court on June 8, 2021. On September 14, 2021, the Court granted our motion to dismiss IBM’s claims of fraud, unjust enrichment and breach of the implied covenant of good faith and fair dealing. IBM appealed the dismissal of its fraud claim, and on April 7, 2022, the New York Appellate Division reversed the Court’s decision. Discovery and dispositive motion practice have been completed and the parties are awaiting a trial date. The Company believes, based on discussions with legal counsel, that the Company has meritorious defenses against IBM’s claims. The Company disputes IBM’s claims and intends to vigorously defend against IBM. We do not currently anticipate this proceeding to have a material impact on our results of operations, financial condition, business and prospects.
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
For additional information, see “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to our Ordinary Shares—We do not expect to declare or pay any dividends on our ordinary shares for the foreseeable future.”
B.Significant Changes
None.
ITEM 9.    THE OFFER AND LISTING
A.Offer and Listing Details
On November 1, 2021, we completed our IPO. The principal trading market for our ordinary shares is Nasdaq. Our ordinary shares have been listed on Nasdaq under the symbol “GFS” since October 28, 2021.
B.Plan of Distribution
Not applicable.
C.Markets
See “Item 9. The Offer and Listing—A. Offer and Listing Details” above.
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

C.Material Contracts
For information concerning certain contracts important to our business, see “Item 4. Information on the Company—B. Business Overview—Raw Materials” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”
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
2023 Soitec MSA Addendum—On December 14, 2023, the Company executed an addendum to the 2017 Materials Supply Agreement (“MSA”) with Soitec S.A. for 300mm RFSOI, PDSOI, Silicon Photonics and FD Products. The addendum establishes the required supply volumes, pricing and other terms for materials essential to our processes through September 30, 2024.
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
Under Existing Cayman Islands Laws
Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently has no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The Cayman Islands have not yet indicated any changes to their taxation rules in response to the Organization for Economic Co-operation and Development (“OECD”) Pillar Two global minimum tax rates.
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
Taxation of Distributions
Subject to the discussion below under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to our shares that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend and will not be eligible for the dividends-received deduction allowed to corporations under the Code.
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
The ordinary shares are listed on Nasdaq, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2022 and 2023 taxable years. In addition, based on our financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
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
Taxation of Dispositions of Shares
Subject to the discussion below under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Status,” upon a sale, exchange or other taxable disposition of the shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the shares, as determined in U.S. dollars as discussed below. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.
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
We believe, and this discussion assumes, that we were not a PFIC for our taxable year ending December 31, 2023 and that, based on the present composition of our income and assets and the manner in which we conduct our business, we will not be a PFIC in our current taxable year or in the foreseeable future. Whether we are a PFIC is a factual determination made annually, and our status could change depending, among other things, upon changes in the composition of our gross income and the relative quarterly average value of our assets. If we were a PFIC for any taxable year in which you hold ordinary shares, you generally would be subject to additional taxes on certain distributions and any gain realized from the sale or other taxable disposition of the ordinary shares regardless of whether we continued to be a PFIC in any subsequent year. You are encouraged to consult your own tax advisor as to our status as a PFIC, the tax consequences to you of such status, and the availability and desirability of making a mark-to-market election to mitigate the unfavorable rules mentioned in the preceding sentence.
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
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates. See Note 30 to our Annual Consolidated Financial Statements for additional details.
Foreign Currency Risk—As a result of foreign operations, we have costs, assets and liabilities denominated in foreign currencies, primarily the Euro, the Singapore dollar and the Japanese yen. Therefore, movements in exchange rates could cause foreign currency-denominated expenses to increase as a percentage of net revenue, which are denominated in U.S. dollars, affecting profitability and cash flows. We use foreign currency forward contracts to reduce exposure to foreign currency fluctuations. We also incur a certain portion of our interest expenses in Euro and Singapore Dollar, exposing us to exchange rate fluctuations between U.S. dollar and Euro and Singapore Dollar. We use cross currency swaps to reduce our exposure to variability from foreign exchange impacting cash flows arising from our foreign currency-denominated debt cash flows to the extent that it is practicable and cost effective to do so. As of December 31, 2023, we do not believe that a hypothetical 10% change in the relative value of the U.S. dollar to currencies other than the Euro, Japanese Yen, and Singapore Dollar would have a material effect on our operating results.
Interest Rate Risk—The Company’s exposure to market risk for changes in interest rates relates primarily to interest-earning financial assets and interest-bearing financial liabilities. The Company’s interest-earning financial assets are mostly highly liquid investments and includes money market funds, marketable securities and time deposits. As these financial assets have weighted-average maturity of less than one year with majority of the assets in fixed-rate instruments, the Company’s exposure to interest risk is not material. The Company’s interest-bearing financial liabilities include fixed and floating rate loans and lease obligations. Floating rate loans bear interest at Base Rate or SOFR or EURIBOR plus a premium, which is fixed. The Company uses pay-fixed / receive-float interest rate swaps to protect the Company against adverse fluctuations in interest rates and to reduce its exposure to variability in cash flows on the Company’s forecasted floating-rate debt facility to the extent that it is practicable and cost effective to do so. As of December 31, 2023, a hypothetical 10% change in existing interest rates would not have a material impact on our consolidated financial statements (see Note 30 to our Annual Consolidated Financial Statements).
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
None.
PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.Material Modifications to Instruments
Not applicable.
B.Material Modifications to Rights
Not applicable.
C.Withdrawal or Substitution of Assets
Not applicable.
D.Change in Trustees or Paying Agents
Not applicable.
E.Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-260003), filed in relation to our IPO. We issued and sold an aggregate 31,845,744 ordinary shares in our IPO and the Private Placement at the IPO price of $47.00 per share, after deducting underwriting commissions of $43 million and estimated offering expenses payable by us of $30 million, for approximately $1.4 billion of net proceeds.
For the period from the closing of our IPO on November 1, 2021 to December 31, 2023, the Company applied $1.4 billion from the net proceeds of our IPO to support construction related to our fab in Singapore and capacity expansion projects in certain other facilities. There was no material change in the actual use of proceeds from what was described in the registration statement.
ITEM 15.    CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures.
At the end of the period covered by this report, we performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the report that we file or submit pursuant to Rule 13(a)-15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.
Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the design and operations of our disclosure controls and procedures as of December 31, 2023, which is the end of the period covered by this Annual Report on Form 20-F. Based on such evaluations, our CEO and CFO have concluded that as of December 31, 2023, our disclosure controls and procedures were not effective in light of material weaknesses in the design and implementation of our ICFR as described in “Item 15. Controls and Procedures - B. Management’s Annual Report on Internal Control over Financial Reporting” below. While the material weaknesses described below did not result in any identified material misstatements to the consolidated financial statements or any changes to previously released financial results or other disclosures in the Company’s prior period Annual Reports on Form 20-F that are filed with the SEC, the material weaknesses create a reasonable possibility that a material misstatement to our consolidated financial statements or other disclosures may not have been able to be prevented or detected on a timely basis. Of course, there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. As such, there is a risk of errors occurring even when a company’s disclosure controls and procedures are determined to be effective. Accordingly, effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.
Notwithstanding the material weaknesses in internal control over financial reporting described below, management believes and has concluded that the consolidated financial statements included in this Annual Report on Form 20-F fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS as issued by the IASB
B.Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate ICFR as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. ICFR is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB. Our ICFR includes those policies and procedures that:
•     Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•     Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
•     Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, ICFR may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has documented and evaluated the effectiveness of the ICFR of the Company as of December 31, 2023, in accordance with the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on our assessment, management believes that, as of December 31, 2023, our ICFR was not effective based on these criteria, as the following material weaknesses were identified in our ICFR as of December 31, 2023.

Our independent registered public accounting firm, KPMG LLP, who audited the consolidated financial statements included in this Annual Report on Form 20-F issued an adverse opinion on the effectiveness of the Company’s internal control over financial reporting, which is included herein.

Material Weaknesses
Management, with the participation of the CEO and CFO, and under the oversight of the Audit Committee, identified two material weaknesses in our ICFR as of December 31, 2023. As defined in the standards established by the SEC, a material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The Company has identified the following material weaknesses in ICFR due to the lack of an effective control environment including the retention of personnel with an appropriate level of expertise, knowledge and training in internal controls, and insufficient policies and procedures developed and documented to effectively design and implement control activities:
a.A material weakness in our ICFR related to the design and implementation of general IT user access controls for information systems that are relevant to the preparation of the consolidated financial statements. Other general IT and process-level automated controls that are dependent on the affected user access controls, and manual controls that rely on the integrity of data or reports from the affected IT systems, were also deemed ineffective because they could have been adversely impacted.
b.A material weakness in the design and implementation of manual controls resulting from deficiencies across the Company’s business processes. The deficiencies include inadequate review and documentation of financial and other information used in manual controls over financial statement accounts and disclosures.
These material weaknesses did not result in a material misstatement of the Company’s consolidated financial statements. However, these material weaknesses create a reasonable possibility that a material misstatement to our consolidated financial statements or other disclosures may not have been able to be prevented or detected on a timely basis.

C.Attestation Report of the Independent Registered Public Accounting Firm.
Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
GLOBALFOUNDRIES Inc.:
Opinion on Internal Control Over Financial Reporting
We have audited GLOBALFOUNDRIES Inc. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated April 29, 2024 expressed an unqualified opinion on those consolidated financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses due to the lack of an effective control environment including the retention of personnel with an appropriate level of expertise, knowledge and training in internal controls, and insufficient policies and procedures developed and documented to effectively design and implement control activities have been identified and included in management’s assessment: (i) A material weakness in internal control over financial reporting related to the design and implementation of general information technology user access controls for information systems that are relevant to the preparation of the consolidated financial statements. Other general information technology and process-level automated controls that are dependent on the affected user access controls, and manual controls that rely on the integrity of data or reports from the affected information technology systems, were also deemed ineffective because they could have been adversely impacted; and (ii) A material weakness in the design and implementation of manual controls resulting from deficiencies across the Company’s business processes. The deficiencies include inadequate review and documentation of financial and other information used in manual controls over financial statement accounts and disclosures. The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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

/s/ KPMG LLP
Singapore
April 29, 2024

D. Changes in Internal Control over Financial Reporting.
Other than as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our ICFR.
Remediation Plan
In response to the two material weaknesses described above, we are in the process of executing a remediation plan that includes the following actions:
a.Conducting training activities dedicated to control owners to ensure control awareness and compliance with Sarbanes-Oxley requirements, with particular regard to formalized review of financial and other information used in manual controls over financial statement accounts and disclosures;
b.Removing inappropriate user access, performing periodic activity reviews on all user access privileges, and develop a formalized plan related to the design and implementation of IT general controls; and
c.Redesign certain manual review controls over financial statement accounts and disclosures, establish policies and procedures to effectively deploy controls as designed, and establish documentation requirements to sufficiently evidence the performance of the Company’s key controls.

These actions and any additional actions we intend to implement in the future are subject to ongoing management evaluation and will require validation and testing of the design, implementation, and operating effectiveness of internal controls over a sustained period of time. The above actions and any additional actions we intend to implement in the future are designed to effectively remediate the material weaknesses, and we believe that our successful completion of such actions will improve our ICFR environment. However, these material weaknesses in our ICFR will not be considered remediated (and we cannot come to any such conclusion) until our remediation plan has been fully implemented and the operation of the remediated controls are sufficiently tested.
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
We have one financial expert serving on our Audit Committee as of the date hereof. Our Board of Directors has determined that Jack Lazar qualifies as an “audit committee financial expert” as defined in SEC rules and satisfies the financial sophistication requirements of the Nasdaq. In addition, our Board of Directors has determined that Jack Lazar is “independent” for Audit Committee purposes as that term is defined in the rules of the SEC and the applicable rules of Nasdaq.
ITEM 16B.    CODE OF ETHICS
Our Board has adopted a code of conduct that applies to all of our directors, officers and employees (the “Code of Conduct”). Our Board has also adopted a code of ethics applicable to our executive officers and senior finance executives (the “Code of Ethics”), who must also comply with the Code of Conduct. Both the Code of Conduct and the Code of Ethics are available on our website: www.gf.com. We intend to disclose any amendments to the Code of Ethics, and any waivers of the Code of Ethics or the Code of Conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees in connection with certain professional services provided to us by KPMG LLP (PCAOB ID 1051), our independent registered public accounting firm during the years ended December 31, 2023 and 2022.

(in thousands)	2023	2022
Audit fees	$5,644	$4,744
Audit-related fees	—	61
Tax fees	—	—
All other fees	6	—
Total	$5,650	$4,805

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
ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On January 23, 2024, the Audit Committee appointed PricewaterhouseCoopers LLP (“PwC”) as its independent registered public accounting firm for the fiscal year ending December 31, 2024 subject to completion of PwC’s standard client acceptance procedures and execution of an engagement letter. PwC will be engaged upon completion of the audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2023, and the effectiveness of internal control over financial reporting as of December 31, 2023.
Pursuant to the Company’s prior practice and to the extent permitted by applicable law, the Company endeavors to appoint the same independent registered public accounting firm (or affiliate of such auditor) as its majority shareholders, MTIC and MTIIIC, as well as their indirect parent company, Mamoura Diversified Global Holding PJSC and its subsidiaries (the “MDGH Group”), so long as such appointment is determined to be in the best interests of the Company. The audit committee of the MDGH Group selected a PwC member firm in December 2023 as its independent registered public accounting firm for the fiscal year ending December 31, 2024.
In accordance with the aforementioned prior practice and following a competitive process, the Audit Committee assessed the qualifications, performance, expertise in IFRS and audit of financial statements, resources and the effectiveness of PwC’s audit process, as well as the benefits arising to the Company from the selection of the same firm as the MDGH Group, and determined to appoint PwC as the auditors for the fiscal year ending December 31, 2024. Accordingly, KPMG LLP was dismissed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024. The Audit Committee’s appointment of PwC is also consistent with the terms of the Shareholder’s Agreement between the Company and MTIC and MTIIIC, which is filed as an exhibit to this annual report on Form 20-F.
During the years ended December 31, 2023 and 2022, KPMG LLP’s reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2023 and December 31, 2022 did not contain any adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles or practices, except that KPMG LLP’s report dated April 29, 2024 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 because of the effect of material weaknesses as disclosed in Item 15 of the Company’s 2023 Annual Report on Form 20-F.
During the two fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through the filing of this Annual Report, neither the Company nor anyone acting on the Company’s behalf consulted with PwC regarding (1) the application of accounting principles to a specific transaction, either completed or proposed; (2) the type of audit opinion that might be rendered on the Company’s financial statements and neither a written report nor oral advice was provided to the Company that PwC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (3) any matter that was the subject of a disagreement (as described in Item 16F (a)(1)(iv) of Form 20-F
We have provided KPMG LLP with a copy of the foregoing disclosure and requested that KPMG LLP furnish to us a letter addressed to the SEC stating whether KPMG LLP agrees with such disclosure, as specified by Item 16F(a)(3) of Form 20-F. We have included as Exhibit 15.2 to this Form 20-F a copy of such letter from KPMG LLP.
ITEM 16G.    CORPORATE GOVERNANCE
We are a “foreign private issuer” under the securities laws of the United States and the rules of Nasdaq. Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:
•the requirement under Section 5605(e) of the Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors; and
•the Shareholder Approval Requirements under Section 5635 of the Nasdaq listing rules.
On a voluntary basis, we have adopted corporate governance principles, policies and practices, which are set out primarily in our Corporate Governance Framework, Board Charter, committee charters, Code of Conduct, Code of Ethics and Director Conflict of Interest Policy, the current versions of which are published on our Investors Relations website (www.investors.gf.com). We note in particular the following policies and practices that we have voluntarily adopted to align more with Nasdaq’s corporate governance standards for domestic issuers:
•A majority of our Board of Directors is comprised of independent directors pursuant to applicable Nasdaq rules.

•Our independent, non-executive directors who are not affiliated with or appointed by Mubadala meet in executive sessions at Board meetings. Our lead independent director presides over such executive sessions.
•We have a separation of the CEO and Board chairman roles, with our CEO focused on managing the Company and our Board chairman driving accountability to shareholders at the Board level.
•Annually, the Board of Directors, its committees and individual directors undertake a self-evaluation, including one-on-one interviews.
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
•Our Board members and executive officers are subject to stock ownership guidelines that help align their interests with GF’s long-term performance. Within five years of becoming a covered individual, such covered individual is expected to own, outright or beneficially, (a) for a non-employee Board member, five times his or her annual retainer, (c) for the CEO, six times his base salary, (d) for a C-level executive, three times his or her base salary, and (e) for a senior vice president, one time his or her base salary.
•We adopted a Director Conflict of Interest Policy, which complements GF’s Code of Conduct.
•The head of internal audit reports to the Audit Committee. Any employee concerns regarding questionable accounting or auditing matters may be submitted anonymously through our third-party operated Ethics Whistleblower hotline. The Audit Committee oversees the ethics and compliance program and reviews claims submitted through the hotline.
In February 2023, rating agency ISS again recognized GF for “Prime” corporate ESG performance. GF’s ESG efforts were also evaluated by Morningstar Sustainalytics, which recognized GF with a “Low Risk” rating and included the Company in its 2023 “ESG Industry Top-rated” list for the semiconductor industry group.
Our Board of Directors consists of both underrepresented minority and female Board members. Our Board diversity matrix is available at www.investors.gf.com.
ITEM 16H.    MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16J.     INSIDER TRADING POLICIES
Not applicable
ITEM 16K. CYBERSECURITY
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
Risk Management and Strategy
GF’s cybersecurity strategy focuses on implementing effective and efficient controls, technologies, and other processes to assess, identify, and manage material cybersecurity risks. We maintain a comprehensive process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk, as part of our overall risk management system and processes. We carry insurance that provides protection against the potential losses arising from a cybersecurity incident.
GF maintains a comprehensive, company-wide commitment and program to engage every employee to safeguard and protect our and our customers’ intellectual property and products. The program integrates information security, product security, operational security and cybersecurity into a comprehensive program that covers all phases of the customer experience. Annually, we conduct comprehensive security training for all employees, as well as more focused role-specific training for employees whose job roles require an enhanced level of security awareness and control as well as data and government product security. The program leverages and embraces GF’s experience as a Trusted Foundry and supplier of advanced semiconductors to the U.S. government and the aerospace and defense industry, as well as GF’s experience as a certified international Common Criteria standard (ISO 15408, CC Version 3.1) manufacturer, and adopts many of those stringent security capabilities to all GF locations and customers. We also work with outside consultants and external legal counsel to support our program in assessing, identifying and managing material risks from, and internal controls and processes relating to, cybersecurity threats, and ensuring compliance with all applicable related laws, regulations and rules (including notice, disclosure and remediation requirements).
As part of our security programs, we have mechanisms to detect and monitor unusual network activity and other cybersecurity threats, along with containment and incident response tools. We monitor issues that are internally discovered or externally reported that may affect our products and have processes to assess those issues for potential cybersecurity impact or risk. Our dedicated cybersecurity team continually monitor cybersecurity threats to GF, and any incidents or potential incidents are flagged in our systems and escalated in accordance with our cybersecurity incident response policies and procedures. Our cybersecurity team receives regular reports on any incidents and potential incidents, with anything requiring further escalation to be reported to our Chief Executive Officer and Chief Legal Officer. We also have processes in place to manage cybersecurity risks associated with our third-party service providers , including our suppliers, vendors and other partners, as well as our outside consultants, legal counsel and auditors who help us with our cybersecurity risk management and strategy processes. We impose security requirements upon our suppliers, including maintaining an effective security management program, abiding by information handling and asset management requirements, and notifying us in the event of any known or suspect cyber incident. We continue to make significant investments in cybersecurity and data security, as well as other efforts to combat breach and misuse of our systems and unauthorized access to our and our customers’ data by third parties.
Governance
The governance structure for GF’s comprehensive information protection and overall cybersecurity program includes frequent reviews with GF’s senior leadership team, at least quarterly reviews by our Audit Committee and annual reviews by the Board. These reviews include alignment on our comprehensive information security and cybersecurity strategy, risk management, and execution to program plans. As part of our cybersecurity and information protection program, GF’s Chief Information Security Officer (“CISO”) executes, enforces and maintains GF’s global information and cybersecurity strategy, policies and procedures. In addition, GF maintains a global IT security policy detailing acceptable use of GF information resources. Our CISO reports to our Chief Information Officer (“CIO”), who reports to our COO. Our CISO and CIO have extensive experience assessing and managing cybersecurity programs and cybersecurity risk. Prior to joining GF, our CISO served in similar positions at GE Renewable Energy since 2017. Our CIO has more than two decades of experience in enterprise-wide technology transformations and digital thought leadership. Prior to joining GF, our CIO served in senior management positions leading corporate information and compliance processes and strategies.
In consultation with the Audit Committee, GF has adopted a framework for making and reporting cybersecurity materiality determinations. The materiality assessment framework has been incorporated into our overall global crisis management process and utilizes the NIST FIPS 199 Framework, in combination with other factors noted in the Commission’s cybersecurity rule-making process.
We employ certain third-party service providers for us and our affiliates worldwide with whom we need to share highly sensitive and confidential information to enable them to provide the relevant services. Some of our third-party service providers have experienced cyberattacks of which we have been made aware.
Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents. In September 2023, we became aware that one or more third parties had gained limited unauthorized access to our IT network. Following an in-depth review with the assistance of outside consultants and legal counsel, we have no reason to believe that there was any exfiltration of sensitive information, and we do not believe the incident had a material adverse effect on or material impact to our business, operations or financial results.

PART III
ITEM 17.    FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”
ITEM 18.    FINANCIAL STATEMENTS
See pages F-1 through F-46, incorporated herein by reference.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Financial Statements of Global Foundries Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
GLOBALFOUNDRIES Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of GLOBALFOUNDRIES Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2023, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2024 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.
Determination of useful life of 300mm production equipment
As discussed in Note 8 to the consolidated financial statements, the Company reported $4,793 million of equipment which included 300mm production equipment as of December 31, 2023. Management estimated the useful life of production equipment including 300mm based on production equipment current use, historical age patterns, as well as an analysis of industry trends and practices. We identified the determination of the useful life of 300mm production equipment as a critical audit matter. To evaluate management’s judgement in determining the useful life of ten years for the 300mm production equipment, we used significant auditor judgement, subjectivity, and effort in performing procedures to evaluate the reasonableness of the significant assumptions used in determining the useful life.
The following are the primary procedures we performed to address this critical audit matter. We tested management’s process for determining a ten-year useful life and assessed the reasonableness of the significant assumptions used by management, which included (1) testing the completeness, accuracy and relevance of the underlying data used in management’s historical length of service assessment, and (2) evaluating the completeness, accuracy, and relevance of the useful lives utilized by peer companies and used in management’s assessment.

/s/ KPMG LLP
We have served as the Company’s auditor since 2021.
Singapore
April 29, 2024

GLOBALFOUNDRIES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Dollars in millions)

	As of December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$2,387	$2,352
Marketable securities	1,033	622
Receivables, prepayments and other assets	1,420	1,487
Inventories	1,487	1,339
Total current assets	6,327	5,800
Non-current assets:
Property, plant and equipment, net	10,164	10,596
Goodwill and intangible assets, net	391	363
Marketable securities	468	372
Deferred tax assets	241	292
Receivables, prepayments and other assets	343	281
Other non-current financial assets	110	137
Total non-current assets	11,717	12,041
Total assets	$18,044	$17,841

LIABILITIES AND EQUITY
Current liabilities:
Trade payables and other current liabilities	$2,349	$2,849
Current portion of long-term debt	571	223
Current portion of lease obligations	32	75
Provisions	54	102
Current portion of deferred income from government grants	93	110
Total current liabilities	3,099	3,359
Non-current liabilities:
Non-current portion of long-term debt	1,801	2,288
Other non-current liabilities	1,190	1,474
Non-current portion of lease obligations	350	270
Provisions	186	196
Non-current portion of deferred income from government grants	267	294
Total non-current liabilities	3,794	4,522
Total liabilities	$6,893	$7,881

Equity:
Share capital
Ordinary shares, $0.02 par value, 553,548 thousand and 547,755 thousand shares issued and outstanding as of December 31, 2023 and 2022, respectively	$11	11
Additional paid-in capital	24,027	23,831
Accumulated deficit	(13,001)	(14,021)
Accumulated other comprehensive loss	67	92
Equity attributable to the shareholders of GLOBALFOUNDRIES INC.	11,104	9,913
Non-controlling interests	47	47
Total equity	11,151	9,960
Total liabilities and equity	$18,044	$17,841

See accompanying notes to consolidated financial statements

GLOBALFOUNDRIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Share amounts and dollars in millions)

	For the year ended December 31,
	2023	2022	2021
Net revenue	$7,392	$8,108	$6,585
Cost of revenue	5,291	5,869	5,572
Gross profit	2,101	2,239	1,013
Research and development expense	428	482	478
Selling, general and administrative expense	473	496	595
Restructuring expense	71	94	—
Operating expenses	972	1,072	1,073
Income (loss) from operations	1,129	1,167	(60)
Finance income	149	51	6
Finance expense	(137)	(111)	(114)
Gain on sale of East Fishkill (“EFK”) business	—	403	—
Other income (expense), net	(57)	22	(8)
Income (loss) before income taxes	1,084	1,532	(176)
Income tax expense	(66)	(86)	(78)
Net income (loss) for the year	$1,018	$1,446	$(254)
Attributable to:
Shareholders of GLOBALFOUNDRIES INC.	$1,020	$1,448	$(250)
Non-controlling interests	(2)	(2)	(4)
Net income (loss) for the year	$1,018	$1,446	$(254)
Net income (loss) per share attributable to the equity holders of the Company:
Basic weighted average ordinary shares outstanding	552	539	506
Diluted weighted average ordinary shares outstanding	556	552	506

Basic earnings (loss) per share	$1.85	$2.69	$(0.49)
Diluted earnings (loss) per share	$1.83	$2.62	$(0.49)

See accompanying notes to consolidated financial statements

GLOBALFOUNDRIES INC.
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)
(Dollars in millions)

	For the year ended December 31,
	2023	2022	2021
Net income (loss) for the year	$1,018	$1,446	$(254)
Attributable to:
Shareholder of GLOBALFOUNDRIES INC.	1,020	1,448	(250)
Non-controlling interest	(2)	(2)	(4)
Net income (loss) for the year	$1,018	$1,446	$(254)

Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to profit or loss:
Share of foreign exchange fluctuation reserve of joint ventures	$14	$(23)	$(12)
Effective portion of changes in the fair value of cash flow hedges	(27)	187	(45)
Fair value gain (loss) on investments measured at fair value through other comprehensive income	9	(9)	—
Income tax effect	(19)	(18)	3
	(23)	137	(54)
Total other comprehensive income (loss)
Attributable to:
Shareholders of GLOBALFOUNDRIES INC.	$(25)	$146	$(50)
Non-controlling interests	2	(9)	(4)
Total other comprehensive income (loss) for the year	$(23)	$137	$(54)

Total comprehensive income (loss)
Attributable to:
Shareholders of GLOBALFOUNDRIES INC.	$995	$1,594	$(300)
Non-controlling interests	—	(11)	(8)
Total comprehensive income (loss) for the year	$995	$1,583	$(308)

See accompanying notes to consolidated financial statements

GLOBALFOUNDRIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)

	For the year ended December 31,
	2023	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$1,018	$1,446	$(254)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,451	1,623	1,618
Share-based payments	150	181	223
Interest and income taxes paid, net(1)	(9)	(68)	(107)
Finance income	(149)	(51)	(6)
Finance expense	137	111	114
Amortization of deferred income from government grants	(29)	(28)	(33)
Deferred income taxes	50	82	93
(Gain) Loss on disposal of property, plant and equipment and other	13	(103)	(39)
Gain on the sale of a business	—	(403)	—
Change in assets and liabilities:
Receivables, prepayments and other assets	(169)	35	(387)
Inventories	(148)	(261)	(202)
Trade and other payables	(190)	60	1,819
Net cash provided by operating activities	$2,125	$2,624	$2,839

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment and intangible assets	(1,804)	(3,059)	(1,767)
Proceeds from government grants	138	—	—
Advances and proceeds from sale of property, plant and equipment and intangible assets	24	41	324
Purchase of marketable securities	(1,419)	(1,302)	—
Proceeds from sale of marketable securities	945	306	—
Proceeds from sale of a business	236	—	—
Other investing activities	(2)	(44)	(7)
Net cash used in investing activities	$(1,882)	$(4,058)	$(1,450)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of equity instruments	42	168	1,444
Repayments of shareholder loan	—	—	(568)
Net proceeds from borrowings	46	971	617
Repayments of debt and finance lease obligations	(305)	(390)	(960)
Proceeds from government grants	5	93	83
Increase in restricted cash	—	—	34
Net cash provided by (used in) financing activities	$(212)	$842	$650
Effect of exchange rate changes on cash and cash equivalents	4	5	(8)
Net increase (decrease) in cash and cash equivalents	$35	$(587)	$2,031
Cash and cash equivalents at the beginning of the year	2,352	2,939	908
Cash and cash equivalents at the end of the year	$2,387	$2,352	$2,939
(1)Includes interest paid of $121 million, $96 million and $101 million for years ended December 31, 2023, 2022 and 2021, respectively, and interest received of $123 million, $32 million and $1 million for the years ended December 31, 2023, 2022 and 2021, respectively, and taxes paid of $11 million, $4 million and $7 million for the years ended December 31, 2023, 2022 and 2021, respectively.
See accompanying notes to consolidated financial statements

GLOBALFOUNDRIES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Share amounts and dollars in millions)

	Equity Attributable to Shareholders of GLOBALFOUNDRIES INC.
	Ordinary Share		Additional Paid-In Capital	Loan from Shareholder	Accumulated Deficit		Hedging Reserve	Foreign Currency Translation Reserve and Investments Reserves	Total	Non- controlling Interest	Total Equity
	Shares	Amount

As of December 31, 2020	500	$10	$11,707	$10,681	$(15,219)		$(15)	$11	$7,175	$66	$7,241
Proceeds from issuance of equity instruments	32	1	1,444	—	—		—	—	1,445	—	1,445
Share-based payments	—	—	223	—	—		—	—	223	—	223
Repayment of loan from shareholder	—	—	—	(568)	—		—	—	(568)	—	(568)
Conversion of loan from shareholder	—	—	10,113	(10,113)	—		—	—	—	—	—
Net loss for the year	—	—	—	—	(250)		—	—	(250)	(4)	(254)
Other comprehensive income	—	—	—	—	—		(42)	(8)	(50)	(4)	(54)
As of December 31, 2021	532	$11	$23,487	$—	$(15,469)		$(57)	$3	$7,975	$58	$8,033
Proceeds from issuance of equity instruments	6	—	163	—	—		—	—	163	—	163
Share-based payments	10	—	181	—	—		—	—	181	—	181
Net income for the year	—	—	—	—	1,448		—	—	1,448	(2)	1,446
Other comprehensive income (loss)	—	—	—	—	—		160	(14)	146	(9)	137
As of December 31, 2022	548	$11	$23,831	$—	$(14,021)		$103	$(11)	$9,913	$47	$9,960
Proceeds from issuance of equity instruments	6	—	46	—	—		—	—	46	—	46
Share-based payments	—	—	150	—	—		—	—	150	—	150
Net income for the year	—	—	—	—	1,020		—	—	1,020	(2)	1,018
Other comprehensive income (loss)	—	—	—	—	—	—	(37)	12	(25)	2	(23)
As of December 31, 2023	554	$11	$24,027	$—	$(13,001)		$66	$1	$11,104	$47	11,151

GLOBALFOUNDRIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED December 31, 2023, 2022 AND 2021
(Dollars in millions)
1.Organization
GLOBALFOUNDRIES Inc. (“GLOBALFOUNDRIES”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands. The address of GLOBALFOUNDRIES’ registered office is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands.
GLOBALFOUNDRIES and its subsidiaries (together referred to as the “Company”) is one of the world’s largest pure-play semiconductor foundries and offers a full range of mainstream wafer fabrication services and technologies. The Company manufactures a broad range of semiconductor devices, including microprocessors, mobile application processors, baseband processors, network processors, radio frequency modems, microcontrollers, and power management units.
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
The Company previously entered into an agreement with Semiconductor Components Industries, LLC (“ON Semiconductor”) to sell the Company’s business in East Fishkill, New York, including buildings, facilities, certain equipment, inventories, and certain contracts. Under the agreement the Company will manufacture 300mm wafers for ON Semiconductor until the end of 2025 for additional fees, allowing ON Semiconductor to increase its 300mm production at the East Fishkill fab over several years. Under the agreement, ON Semiconductor committed to minimum fixed cost payments in each year through 2023. On December 31, 2022, the Company completed the sale of the EFK business for a total purchase price of $406 million, and recognized a gain amounting to $403 million.
The consolidated financial statements were authorized by the GLOBALFOUNDRIES’ Board of Directors on April 29, 2024 to be issued and subsequent events have been evaluated for their potential effect on the consolidated financial statements through April 29, 2024.
2.Basis of Presentation
The consolidated financial statements of the Company have been presented in United States (“U.S.”) dollars, and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements have been prepared on the historical cost basis except as otherwise described in the notes below.
Basis of Consolidation—The consolidated financial statements comprise the financial statements of GLOBALFOUNDRIES and its subsidiaries. Subsidiaries are fully consolidated from the date of acquisition, being the date on which GLOBALFOUNDRIES obtains control, and continue to be consolidated until the date when such control ceases. All intercompany transactions, balances, income and expenses are eliminated in full on consolidation. Wholly-owned subsidiaries and controlled entities included in these consolidated financial statements are disclosed in Note 29.
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
Profit or loss and each component of other comprehensive income (loss) (“OCI”) are attributed to the Shareholder of the Company and to the non-controlling interests.
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

Foreign Currency Translation—Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenue and expenses at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign operations are included in OCI.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
In preparing the consolidated financial statements of the Company, foreign currency-denominated monetary assets and liabilities are translated into the functional currency using the closing rate at the applicable consolidated statement of financial position dates. Non-monetary assets and liabilities, denominated in a foreign currency and measured at fair value, are translated at the rate of exchange prevailing at the date when the fair value was determined and non-monetary assets measured at historical cost are translated at the historical rate. Revenue and expenses are measured in the functional currency at the rates of exchange prevailing at the dates of the transactions with gains or losses included in the statements of operations.

3.Summary of Material Accounting Policies
The Company has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, except if mentioned otherwise. In addition, the Company adopted Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) from 1 January 2023. The amendments require the disclosure of ‘material’, rather than ‘significant’, accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements. Management reviewed the accounting policies and made updates to the information disclosed in Note 3 Material accounting policies (2022: Significant accounting policies) in certain instances in line with the amendments.
Investments in Joint Operations—A joint operation is an arrangement in which the Company has joint control whereby the Company has rights to assets, and obligations for the liabilities, relating to an arrangement. The Company accounts for each of its assets, liabilities and transactions, including its share of those held or incurred jointly, in relation to the joint operation.
Cash and Cash Equivalents—Cash and cash equivalents consist of highly liquid time deposits and investments that are readily convertible into cash, which are not subjected to significant risk of changes in value, and have original maturities of three months or less at the time of purchase.
Trade Accounts Receivable—Trade accounts receivable are recognized initially at fair value. A provision for impairment of trade accounts receivable is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable.
Inventories—Inventories are stated at standard cost adjusted to the lower of cost or net realizable value. The Company measures the cost of its inventory based on a standard cost process with appropriate adjustments for purchasing and manufacturing variances, which approximates weighted average cost.
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
A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at fair value in the profit and loss (“FVPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.
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
Financial assets recorded at FVOCI comprise marketable securities that are quoted debt instruments when such financial assets are held with the objectives of both collecting contractual cash flows and selling these financial assets, and meet the SPPI criterion. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
losses and interest income which are recognized in the consolidated statements of operations. Interest income from these financial assets is included in finance income using the effective interest rate method.
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
Impairment of financial assets
The Company will record an allowance for expected credit losses (“ECL”) for all loans to related parties, marketable securities (that are quoted debt instruments), contract assets, and trade receivables and other receivables not recorded at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted using the asset’s effective interest rate.
The Company estimated its ECL for its contract assets and trade receivables at an amount equal to lifetime credit losses, while marketable securities and other receivables are measured at 12-months ECL if they are determined to have low credit risk at the reporting date.
Offsetting of Financial Instruments—Financial assets and financial liabilities are offset and the net amount reported in the consolidated statements of financial position when there is an enforceable legal right to offset the recognized amounts, and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.
Derivative Financial Instruments and Hedge Accounting—Through its operating, investing and financing activities in the normal course of business, the Company is exposed to various types of market risk including foreign exchange risk, interest rate risk and risks associated with changes in the market price of certain commodities. The Company uses derivative financial instruments, such as foreign currency forward contracts, interest rate swaps, cross currency swaps and commodity swaps to mitigate a portion of the risks associated with changes in foreign currency exchange rates, interest rates and commodity prices. The Company’s objective for holding derivatives include reducing, eliminating and efficiently managing the economic impact of these exposures as effectively as possible. The Company’s derivative programs include strategies that both qualify and do not qualify for hedge accounting treatment. However, the Company does not use derivative financial instruments for trading or speculative purposes.
Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value at each reporting date. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.
Foreign currency forward contracts are used to hedge a portion of certain foreign currency-denominated forecasted operating expenditures, primarily in Euro (“EUR”), Japanese Yen (“JPY”) and Singapore Dollar (“SGD”). The Company also hedges future cash flows for certain foreign currency-denominated forecasted capital expenditures, primarily in EUR and JPY. Certain foreign currency forward contracts not designated as hedging instruments are also used to manage the variability in foreign exchange rates on certain balance sheet amounts and to manage other foreign currency exposures.
The Company uses interest rate swaps, cross-currency interest rate swaps and cross-currency swaps to protect itself against adverse fluctuations in interest rates and foreign currency exchange rates and to reduce its exposure to variability in forecasted cash flows associated with the Company’s floating-rate and foreign currency-denominated debt.
The Company also uses commodity swaps to hedge forecasted electricity and natural gas purchases to minimize the impact of commodity price movements on the reported earnings of the Company and on future cash flows related to fluctuations of the contractually specified, separately identifiable and reliably measurable commodity risk component.
At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge, and on an ongoing basis, the Company documents whether there continues to be an economic relationship between the hedged item and the hedging instruments. The Company designates these derivative instruments in cash flow hedges of forecasted operating and capital expenditures or floating-rate and foreign currency-denominated debt, as applicable, and evaluates hedge effectiveness prospectively.
The effective portion of the gain or loss on these contracts is reported as a component of OCI and reclassified to the consolidated statements of operations in the same line item and in the same period during which the associated hedged forecasted transaction affects earnings. For hedges of capital expenditures, the amount in OCI is incorporated into the initial carrying amounts of the non-financial assets and depreciated over the average useful life of the associated assets. Any

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
ineffective portion of hedges or changes in fair value from excluded components of the hedge are immediately recorded in the consolidated statements of operations.
Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in OCI is recognized immediately in the consolidated statements of operations.
Property, Plant and Equipment —Construction in progress and property, plant and equipment are stated at historical cost, net of accumulated depreciation. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Major additions and improvements are capitalized as appropriate, only when it is probable that future economic benefits associated with the item and the cost of the item can be measured reliably; minor replacements and repairs are charged to the consolidated statements of operations. The Company also capitalizes interest on borrowings related to eligible capital expenditures. Capitalized interest is added to the cost of qualified assets and depreciated together with that asset cost. The Company also records capital-related government grants as a reduction to property, plant and equipment.
Commencement of depreciation related to construction in progress and property, plant and equipment involves determining when the assets are available for their intended use. The Company considers various factors which include functionality, engineering specifications, nature and usage of assets among others, in assessing the conditions necessary for the assets to be capable of operating in the manner intended by the management. The Company also factors in the length of time it takes for the assets to reach the tooling qualification criteria from the initial point of when the assets are received. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Building and leasehold/land improvements	Up to 50 years (or the remaining lease term of related land on which the buildings are erected, if shorter)
Equipment	2 to 10 years
Computers	5 years
The Company periodically assesses the estimated useful lives of property, plant and equipment. As a result of a review completed in April 2023, the Company concluded the estimated maximum useful life of certain buildings should be increased from 26 years to 50 years. This change in estimate was applied prospectively, effective beginning in the first quarter of 2023. The impact of the change in estimated useful lives of certain buildings resulted in an increase to income before income taxes of $76 million for the year ended December 31, 2023.
Leases—The Company determines if an arrangement is a lease or contains a lease at inception. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
Right-of-use assets—Right-of-use (“ROU”) assets are reported within property, plant and equipment, and are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. ROU assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.
Lease liabilities—At the commencement date of the lease, the Company recognizes lease liabilities at the present value of the lease payments to be made over the lease term.
In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. The carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying assets. The Company’s lease liabilities are separately reported in the consolidated statements of financial position under non-current portion of lease obligations and current portion of lease obligations.
Short-term leases and leases of low-value assets—The Company applies the short-term lease recognition exemption to leases that have a lease term not exceeding 12 months, or for leases of low-value assets. The payment for such leases is recognized in the Company’s consolidated statements of operations on a straight-line basis over the lease term.
Intangible Assets—Technology, patent, software licenses and similar rights acquired separately are stated at cost less accumulated amortization or are adjusted to fair value when impaired. Intangible assets acquired through business combinations which include customer relationships and manufacturing and process technology, are recorded at estimated fair values at the date of acquisition. Intangible assets are amortized based on the pattern in which the economic benefits of the respective intangible asset are consumed, which is, in general, on a straight-line basis over their estimated useful lives of between 3 and 10 years. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
Impairment of Non-Financial Assets—The Company reviews, at each reporting date, the carrying amount of the Company’s property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss.
If any indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs. The recoverable amount of an asset or CGU is estimated to be the higher of an asset’s or CGU’s fair value less costs to dispose and its value in use. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is written down to its recoverable amount. The Company also evaluates, and adjusts, if appropriate, the asset’s useful lives, at each reporting date or when impairment indicators exist.
In assessing value in use, the estimated future post-tax cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
Impairment losses are recognized in the consolidated statements of operations to the extent the recoverable amount, measured at the present value of discounted cash flows attributable to the assets, is less than their carrying value.
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
Revenue Recognition—The Company generates revenue primarily from fabricating semiconductor wafers for its customers using the manufacturing processes based on their own or third parties’ proprietary integrated circuit designs and, to a lesser extent, the Company also generates revenue from engineering and other pre-fabrication services such as non-recurring engineering (“NRE”) services, which include design services and mask production.
The Company recognizes revenue when performance obligations are satisfied. The performance obligations are satisfied at the point at which control of the wafers is transferred to the customer, which is determined to be at the point of wafer shipment from the Company’s facilities or delivery to the customer location. NRE services are recognized over time as the Company performs the services based on a percentage of costs incurred over total expected costs.
The Company generally requires a purchase order from all of its customers, to which the Company responds with an order acknowledgement and a copy of the Company’s standard terms and conditions. The Company also enters into master supply agreements (“MSA”) with certain of its customers that may specify additional terms and conditions, such as pricing formulas based on volume, volume discounts, calculation of yield adjustments, indemnifications, transfer of title and risk of loss, and payment terms. The Company also requires a purchase order from its customers with which it has MSAs for specific products and quantities. As a result, the Company has concluded that the combination of a purchase order and order acknowledgement, including the Company’s standard terms and conditions, and the MSA, if applicable, create enforceable rights and obligations between the Company and its customers. For certain customers under long-term supply agreements (“LTAs”) with minimum volume requirements that are subject to a certain breakage fee if such commitment is not met, the Company has concluded that LTAs’ terms and conditions generally constitute enforceable rights and obligations for revenue recognition purposes, unless the underlying facts and circumstances vary and indicate otherwise.
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
The Company estimates for the breakage fee arising from not meeting the minimum purchase requirements under certain LTAs with customers as variable consideration and includes such fee in the contract transaction price if not constrained, and accordingly, recognizes as revenue upon satisfaction of performance obligations for wafers over the expected term of the agreement. Given the volumes under these arrangements are usually not guaranteed and subject to subsequent negotiations or changes, breakage fees that are constrained are not included in the contract transaction price for revenue recognition purposes.
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
Our contracts may be subsequently modified to reflect changes in scope or customer requirements. Generally, our contract modifications are for goods or services that are distinct from the existing contract and are accounted for as a new contract and performance obligation, which are recognized prospectively. If contract modifications are for goods or services that are

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
not distinct from the existing contract, they are accounted for as if they are part of the original contract with the effect of the contract modification recognized as an adjustment to revenue on a cumulative catch-up basis.
A contract asset (“unbilled accounts receivables”) is recognized when the Company has recognized revenue, but not issued an invoice for payment. The Company has determined that unbilled accounts receivables are not considered a significant financing component of the Company’s contracts. Contract assets are included in receivables, prepayments and other assets on the consolidated statements of financial position and are transferred to trade receivables when invoiced (see Note 6).
A contract liability is recognized when the Company receives payments in advance of the satisfaction of performance obligations and are included as deferred revenue on the consolidated statements of financial position (see Note 11). This includes upfront non-refundable capacity access fees under certain LTAs with customers which are accounted for as additional wafer price considerations and recognized as revenue upon satisfaction of performance obligations for wafers over the expected term of the agreements.
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
The Company records site restoration obligations in the period in which they are incurred at their estimated fair value. Site restoration obligations consist of the present value of the estimated costs of dismantlement, removal, site reclamation and similar activities associated with facilities built on land held under long-term operating leases. The site restoration obligations are recorded as a liability at the estimated present value as of the related long-lived asset’s inception discounted using a pre-tax rate that reflects the current market assessment of the time value of money and risks specific to the site restoration obligations. After initial recognition, the liability is increased for the passage of time, with the increase being reflected as accretion expense in the line item “finance expenses” in the consolidated statements of operations. The associated site restoration costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the related long-lived asset. Subsequent adjustments in the discount rates, estimated amounts, timing and probability of the estimated future costs and changes resulting from the passage of time are recognized as an increase or decrease in the carrying amount of the liability and the related site restoration cost capitalized as part of the carrying amount of the related long-lived asset on a prospective basis. If the decrease in the liability exceeds the remaining carrying amount of the related long-lived assets, the excess is recognized in the consolidated statements of operations.
Deferred Tax Assets—Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized except in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.
The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.
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

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
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
Government Grants—Government grants are recognized when there is reasonable assurance that the grant will be received and the Company will be in compliance with all attached conditions. When the grant relates to an expense item it is recognized as deferred income and released to the consolidated statements of operations over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate and is presented as a reduction of those costs. Where the grant relates to acquisition of assets, it is recognized as a reduction in the basis of the asset and released as a reduction to depreciation expense in equal amounts over the expected useful life of the related asset. Grants the Company received are primarily provided in connection with construction and operation of the Company’s manufacturing facilities, employment and research and development.
Research and Development Costs—Research costs are expensed as incurred. Development costs are recognized as intangible assets if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the assets.
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
Recent Accounting Pronouncements and Developments
Recent Accounting Pronouncement, Adopted:
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
As of June 30, 2023, the Company had completed the transition of the affected rates on borrowings from USD London Interbank Offered Rate to Term Secured Overnight Financing Rate (“SOFR”) and assessed the changes to be economically equivalent in accordance with IFRS 9. Any future impact has been deemed to be immaterial to the Company.

Recent Accounting Pronouncements, Not Adopted:
The Company has not adopted the following new, revised or amended IFRS standards that have been issued by the IASB but are not yet effective:
•Non-current Liabilities with Covenants - Amendments to IAS 1 - Effective for annual periods beginning on or after January 01, 2024;

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
•Lease Liability in a Sale and Leaseback - Amendments to IFRS 16 - Effective for annual periods beginning on or after January 01, 2024;
•Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7-Effective for annual periods beginning on or after January 01, 2024
•General Requirement for Disclosure of Sustainability-related Financial Information - IFRS S1 -Effective for annual reporting periods beginning on or after January 1, 2024; and
•Climate Related Disclosures - IFRS S2 - Effective for annual reporting periods beginning on or after January 1, 2024
As of the date the accompanying financial statements were authorized for issue, the Company continues to evaluate the impact on its financial position and performance as a result of the initial adoption of the aforementioned standards or interpretations and related applicable period. The Company does not anticipate the impacts of the standards effective for annual periods beginning on or after January 01, 2024 will have a material impact on the financial statements.
New Legislation:
In August 2022, the CHIPS and Science Act was signed into U.S. law. Designed to boost investment in domestic high tech-research and development and catalyze investment in domestic semiconductor manufacturing capacity the CHIPS and Science Act provides a 25% refundable advanced manufacturing investment tax credit (“AMITC”) on certain investment and other financial incentives to promote investments in domestic semiconductor manufacturing beginning in 2023. The Company has analyzed the provisions of the new law and determined that certain capital expenditures will qualify under the law and provide a refundable tax credit to the Company on its 2023 tax return.
In August 2022, the U.S. Inflation Reduction Act (the "IRA") was signed into law. The IRA establishes a new corporate alternative minimum tax ("CAMT") of 15% for corporations with an average global adjusted financial statement income in excess of $1 billion over a consecutive three year period, as well as a 1% excise tax on qualifying stock repurchases. The CAMT is effective for tax years beginning after December 31, 2022. The Company has estimated no tax liability relating to CAMT for the current fiscal year. It is possible that the CAMT could result in an additional tax liability in a particular year due to offsetting the U.S. tax liability with prior year losses. The Company continues to evaluate the impact the IRA may have on its operations and consolidated financial statements in future periods.
Legislation and administrative guidance continue to evolve under the Organization for Economic Co-operation and Development's ("OECD") international tax reform centering on a global minimum tax regime ("Pillar 2") effective beginning in fiscal year 2024. The Pillar 2 regime seeks to collect additional top-up taxes from multinational groups whose effective tax rates are lower than 15% at a jurisdictional level. The initiative will also trigger additional compliance obligations, such as the requirement to file an annual GloBE Information Return within 15 months of the end of the fiscal year. Pillar 2 is being accounted for under the scope of IAS 12 Income Taxes, which includes an amendment in May 2023 granting temporary relief from accounting for deferred taxes arising from jurisdictions implementing Pillar 2 minimum taxes. Under the amendment, the Company is applying the exception of neither recognizing nor disclosing deferred tax adjustments related to Pillar 2 income taxes.
The effective tax rate is computed at a jurisdictional level with reference to GloBE income for all constituent entities of the multinational group in that jurisdiction. Singapore announced in its 2024 budget that it will enact a domestic top-up tax and income inclusion rule (“IIR”) effective in 2025. The Company and its subsidiaries are considered constituent entities forming part of the multinational group led by Mubadala Diversified Global Holding, PJSC. Eligibility to safe harbor and Pillar 2 top-up taxes payable as well as Pillar 2 filing and reporting requirements by the Company are partially dependent upon and influenced by GloBE income calculations of Mubadala subsidiaries having operations in the jurisdictions in which it operates.
The Company and its subsidiaries operate in Germany, the Netherlands, France, Bulgaria, the United Kingdom, Japan, Korea and Malaysia which have enacted Pillar 2 rules in 2023, Singapore announced in its 2024 budget that it will enact domestic top-up tax and income inclusion rule effective in 2025. The Dutch IIR regime may apply to GloBE income from the United States and Germany entities in the Company’s structure but the Company continues to analyze whether a Pillar 2 income tax expense and cash tax detriment are expected to arise from the Netherlands or any other material jurisdictions in 2024. Similarly, the recently announced Singapore rules may cause an additional liability beginning in 2025. Several jurisdictions are yet to finalize their Pillar 2 implementation timeline, including the United States, India, Cayman Islands and the United Arab Emirates. The Cayman Islands and Bulgaria are jurisdictions in which the Company operates with statutory tax rates below 15% and the Company’s Singapore operations include incentive tax rates below 15% which may be more likely to result in a tax liability under Pillar 2 if transitional safe harbor rules do not apply. The Company is tracking legislative updates from these and other jurisdictions to determine if any Pillar 2 taxes may be payable in fiscal 2024.

4.Critical Accounting Judgements, Estimates and Assumptions
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
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.
Determination of useful lives of property, plant and equipment—The Company periodically assesses the estimated useful lives of property, plant and equipment. As a result of a review completed in April 2023, the Company concluded the estimated maximum useful life of certain buildings should be increased from 26 years to 50 years. This change in estimate was applied prospectively, effective beginning in the first quarter of 2023. The impact of the change in estimated useful lives of certain buildings resulted in an increase to income before income taxes of $76 million for the year ended December 31, 2023.
Inventory Valuation—Inventory is based on a standard cost process with appropriate adjustments for purchasing and manufacturing variances, which approximates weighted average cost. The cost of raw materials is determined using applicable raw material purchase prices. The cost of supplies is determined based on a weighted-average cost formula. Work in process and finished goods are valued at the cost of direct materials and a proportion of manufacturing labor and overhead costs based on normal operating capacity.
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
Impairment Assessment of Non-Financial Assets—Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs to sell calculation is based on a discounted cash flow analysis that a potential buyer would perform in determining a transaction value of the CGU less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. When preparing the discounted cash flow analysis, the Company makes judgments in determining the independent cash flows that can be related to a specific CGU based on its asset usage model and manufacturing capabilities in addition to the discount rate used in the analysis. In addition, because judgments are made regarding the remaining useful lives of assets and expected future revenue and expenses associated with the assets, changes in these estimates based on changes in economic conditions or business strategies could result in material impairment charges in future periods.
Income Taxes and Realization of Deferred Tax Assets—In determining taxable income for financial statement reporting purposes, management makes certain estimates and judgments specific to taxation issues. These estimates and judgments are applied in the calculation of certain tax liabilities and in the determination of the recoverability of deferred tax assets, which arise from temporary differences between the recognition of assets and liabilities for income tax and financial statement reporting purposes.
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
Share-based compensation—Share-based compensation expense is recognized based on the grant date fair value of the awards. The fair value of Restricted Share Units (“RSUs”) is determined based on the closing price of the ordinary stock on the date of grant. The fair value of stock options is estimated using the Black-Scholes option pricing model for options. The fair value of Performance Share Units (“PSUs”) is estimated using a Monte Carlo simulation. Both models require management to make certain assumptions of future expectations based on historical and current data. The assumptions

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
include the estimated fair value of the Company’s stock, expected term of the awards, expected volatility, dividend yield, and risk-free interest rate. These estimates involve inherent uncertainties and the application of management’s judgment.
The principles of modification accounting are applied when a new share-based payment is granted as a replacement for another share-based payment that is cancelled. When modification accounting is applied, the entity accounts for any incremental fair value in addition to the grant-date fair value of the original award. In the case of a replacement, the incremental fair value is the difference between the fair value of the replacement award and the net fair value of the cancelled award, both measured at the date on which the replacement award is issued. The net fair value is the fair value of the cancelled award measured immediately before the cancellation, less any payment made to the employees on cancellation.
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
In September 2023, the people and compensation committee of GlobalFoundries approved a modification to the 2023 PSUs, to adjust the return on invested capital (“ROIC”) performance threshold. The modification did not increase the fair value of the 2023 PSUs as the non-market performance condition was not considered when determining the fair value on the modification date. The Company will cumulatively adjust the expense based on the number of shares probable of vesting based on ROIC metrics and the grant date fair value.

5.Cash And Cash Equivalents

(in millions)	December 31, 2023	December 31, 2022
Cash balances on hand and at banks	$490	$990
Other cash and cash equivalents	1,897	1,362
Total	$2,387	$2,352
Movements in cash and cash equivalents are presented in the Company’s consolidated statements of cash flows.
The following presents the reconciliation of assets, liabilities and equity arising from financing activities:

			Non-cash changes
(in millions)	As of December 31, 2021 Assets (Liabilities and Equity)	Cash Flows (Inflows)/ Outflows	Addition	Foreign exchange movement	Others	As of December 31, 2022 Assets (Liabilities and Equity)
Restricted cash	$1	$—	$—	$—	$—	$1
Government grants receivable(1)	47	(93)	18	(1)	81	$52
Other receivables	(1)	—	—	—	—	$(1)
Debt	(2,013)	(670)	(6)	10	168	$(2,511)
Lease obligations	(426)	89	(18)	9	1	$(345)
Share capital	(11)	—	—	—	—	$(11)
Additional Paid-In Capital	(23,487)	(168)	—	—	(176)	$(23,831)
Total	$(25,890)	$(842)	$(6)	$18	$74	$(26,646)

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements

			Non-cash changes
(in millions)	As of December 31, 2022 Assets (Liabilities and Equity)	Cash Flows (Inflows)/ Outflows	Addition	Foreign exchange movement	Others	As of December 31, 2023 Assets (Liabilities and Equity)
Restricted cash	$1	$—	$—	$—	$—	$1
Government grants receivable(1)	52	(5)	23	1	101	$172
Other receivables	(1)	—	—	1	—	$—
Debt	(2,511)	182	(17)	(30)	4	$(2,372)
Lease obligations	(345)	77	(117)	(5)	8	$(382)
Share capital	(11)	—	—	—	—	$(11)
Additional Paid-In Capital	(23,831)	(42)	—		(154)	$(24,027)
Total	$(26,646)	$212	$(111)	$(33)	$(41)	$(26,619)
(1)Government grants receivable of $172 million and $52 million are included in receivables, prepayments and other assets in the consolidated statements of financial position as of December 31, 2023 and 2022, respectively.

Geographical concentration of cash and cash equivalents is as follows:

(in millions)	December 31, 2023	December 31, 2022
United States of America	$481	$484
Republic of Singapore	1,666	1,775
Other	240	93
Total	$2,387	$2,352
6.Receivables, Prepayments and Other Assets

(in millions)	December 31, 2023	December 31, 2022
Current:
Trade receivables, other than related parties(1)	$1,002	$824
Other receivables	255	497
Unbilled accounts receivable(2)	33	24
Receivables from government grant	66	52
Receivables from related parties (Note 29)	12	11
Other current financial assets	52	79
Total	$1,420	$1,487
Non-current:
Advances to suppliers(3)	213	235
Non-trade receivables	—	10
Receivables from government grant	106	—
Payment in Lieu of Tax (“PILOT”) Bonds	—	11
Other	24	25
Total	$343	$281
(1)The Company’s trade receivables, other than related parties, are all classified as current and are expected to be collected within one year. The Company’s provision for sales returns was not material for either of the years ended December 31, 2023 and 2022. See the table below for the aging of the Company’s trade receivables, other than related parties.
(2)Unbilled accounts receivable represents amounts recognized on revenue contracts less associated advances and progress billings. These amounts will be billed in accordance with the agreed-upon contractual terms or upon shipment of products or rendering services.
(3)Primarily represents advances to supplier to offset against future purchases.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
The following table presents the activities in unbilled accounts receivable as of December 31, 2023 and 2022:

(in millions)	December 31, 2023	December 31, 2022
Beginning balance	$24	$43
Revenue recognized during the year	101	87
Amounts invoiced	(92)	(106)
Ending balance	$33	$24
The following table presents the aging of accounts receivable as of December 31, 2023 and 2022:

(in millions)	December 31, 2023	December 31, 2022
Receivables neither past due nor impaired	$880	$708

Less than 30 days	114	83
31 to 60 days	4	22
61 to 90 days	4	11
Total	$1,002	$824
7.Inventories
Inventories consist of the following:

(in millions)	December 31, 2023	December 31, 2022
Work in progress	$928	$1,024
Raw materials and supplies	559	315
Total	$1,487	$1,339

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
8.Property, Plant and Equipment

(in millions)	Land and Land Improvements	Building and Leasehold Improvements	Equipment	Computer	Construction in Progress	Total
Cost
As of December 31, 2021	$130	$7,576	$22,350	$435	$1,423	$31,914
Additions(1)	—	67	27	—	3,564	3,658
Transfers from construction in progress	1	409	935	21	(1,366)	—
Disposals	(8)	(182)	(725)	(17)	(237)	(1,169)
Effects of exchange rate changes	(1)	(3)	(18)	—	—	(22)
As of December 31, 2022	122	7,867	22,569	439	3,384	34,381
Additions(1)	16	121	19	4	745	905
Transfers from construction in progress	—	616	1,979	7	(2,602)	—
Disposals	—	(25)	(297)	(2)	(15)	(339)
Effect of exchange rate changes	—	2	11	—	—	13
As of December 31, 2023	$138	$8,581	$24,281	$448	$1,512	$34,960
Accumulated Depreciation
As of December 31, 2021	$37	$4,266	$18,507	$384	$7	$23,201
Additions(1)	6	443	975	23	—	1,447
Disposals	(4)	(164)	(674)	(16)	—	(858)
Effects of exchange rate changes	—	(1)	(4)	—	—	(5)
As of December 31, 2022	$39	$4,544	$18,804	$391	$7	$23,785
Additions(1)	5	322	976	19	—	1,322
Disposals	—	(18)	(296)	(2)	—	(316)
Effect of exchange rate changes	—	1	4	—	—	5
As of December 31, 2023	$44	$4,849	$19,488	$408	$7	$24,796

Net book value as of December 31, 2022	$83	$3,323	$3,765	$48	$3,377	$10,596

Net book value as of December 31, 2023	$94	$3,732	$4,793	$40	$1,505	$10,164
(1)     The Company earned investment tax credits related to the Company’s construction of a wafer fabrication facility in Saratoga County, New York (which were netted against additions relating to Building and Leasehold Improvements and Equipment). These credits were generally earned based on when the related assets were placed in service. The Company recorded the investment tax credits as a reduction of property, plant and equipment costs. As of December 31, 2023, and 2022, the investment tax credits included in property, plant and equipment amounted to $226 million and $179 million, respectively.
Construction in progress includes property, plant and equipment that are still in progress of construction and qualification process for equipment, necessary for these assets to be operating in the manner for their intended use. When these assets are completed and placed in service, they are transferred to property, plant and equipment and depreciation commences. The Company transferred $2.6 billion and $1.4 billion in 2023 and 2022, respectively, from construction in progress to the respective property, plant and equipment category.
The gross amount of ROU assets recorded under leases, which are included in property, plant and equipment amounted to $996 million and $888 million as of December 31, 2023 and 2022, respectively. The net carrying value of ROU assets amounted to $335 million and $282 million as of December 31, 2023 and 2022, respectively. Amortization of ROU assets is included in depreciation expense. Depreciation expense for the years ended December 31, 2023, 2022 and 2021 for all ROU assets was $57 million, $82 million and $81 million, respectively.
Depreciation expense on property, plant and equipment is as follows:

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements

(in millions)	2023	2022	2021
Cost of revenue	$1,259	$1,377	$1,309
Research and development expenses	38	40	73
Selling, general and administrative expenses	25	30	29
Total	$1,322	$1,447	$1,411
9.Goodwill and Intangible Assets

Cost (in millions)	Technology, Licenses and Similar Rights	Software	Patents	Goodwill	Others	Total

As of December 31, 2021	$1,202	$284	$229	$18	$132	$1,865
Additions	62	96	—	—	5	163
Disposals	(47)	(12)	(3)	—	—	(62)
As of December 31, 2022	1,217	368	226	18	137	1,966
Additions	61	96	—	—	—	157
Disposals	(40)	—	—	—	—	(40)
As of December 31, 2023	$1,238	$464	$226	$18	$137	$2,083

Accumulated Amortization
As of December 31, 2021	$867	$278	$212	$—	$131	$1,488
Additions	150	10	16	—	—	176
Disposals	(46)	(12)	(3)	—	—	(61)
As of December 31, 2022	971	276	225	—	131	1,603
Additions	121	7	—	—	1	129
Disposals	(40)	—	—	—	—	(40)
As of December 31, 2023	$1,052	$283	$225	$—	$132	$1,692

Net book value as of December 31, 2022	$246	$92	$1	$18	$6	$363

Net book value as of December 31, 2023	$186	$181	$1	$18	$5	$391

Amortization expense on intangible assets is as follows:

(in millions)	2023	2022	2021
Cost of revenue	$61	$91	$113
Research and development expenses	63	70	74
Selling, general and administrative expenses	5	15	20
Total	$129	$176	$207

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
10.Other Financial Assets And Liabilities
The following foreign currency forward contracts are outstanding at December 31, 2023 and 2022 (in millions, except average foreign currency/US$):

	Fair Value of Derivative Instruments
Derivative Instruments	Other Current Financial Assets	Other Non-current Financial Assets	Other Current Financial Liabilities	Other Non-current Financial Liabilities	Notional Amount	Average Foreign Currency/ US$	Average Strike Price	Maturity
Outstanding as of December 31, 2022:
Forward contracts:
Euro forward contracts (receive euros/pay US$)	$46	$3	$(32)	$—	$1,203	0.94	—	2023 - 2024
Singapore dollar forward contracts (receive Singapore$/pay US$)	15	—	(1)	—	496	1.37	—	2023
Japanese yen forward contracts (receive Japanese yen/pay US$)	18	—	(20)	—	236	127.22	—	2023 - 2024
	79	3	(53)	—	1,935
Interest rate swaps	—	42	—	—	795	—	0.382% - 1.731%	2023 - 2026
Cross currency interest rate swaps (receive euros/pay US$)	—	2	—	(3)	535	0.89	3.834% - 4.182%	2024 - 2026
Cross currency swaps (receive Singapore $/pay US$)	—	51	—	—	796	1.37	1.830% - 1.941%	2028
Commodity swaps	—	—	(8)	(2)	47	—	512.56	2023
Total	$79	$98	$(61)	$(5)	$4,108

Outstanding as of December 31, 2023:
Forward contracts:
Euro forward contracts (receive euros/pay US$)	$14	$—	$(4)	$—	$845	0.91	—	2024 - 2025
Singapore dollar forward contracts (receive Singapore$/pay US$)	8	—	(1)	—	483	1.33	—	2024 - 2025
Japanese yen forward contracts (receive Japanese yen/pay US$)	6	1	(7)	—	116	140.20	—	2024 - 2025
	28	1	(12)	—	1,444
Interest rate swaps	17	5	—	—	653	—	0.442% - 1.761%	2024 - 2026
Cross currency interest rate swaps (receive euros/pay US$)	5	1	(3)	—	519	0.89	3.834% - 4.182%	2024 - 2026
Cross currency swaps (receive Singapore $/pay US$)	—	73	—	—	1,127	1.37	1.83% - 1.941%	2028
Commodity swaps	2	—	(27)	(14)	237	0.91	73.59	2024 - 2025
Total	$52	$80	$(42)	$(14)	$3,980

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
The following table presents the fair values and locations of these derivative instruments recorded in the consolidated statements of financial position:

	Fair Value of Derivative Instruments
Derivative Instruments	Other Current Financial Assets	Other Non-current Financial Assets	Other Current Financial Liabilities	Other Non-current Financial Liabilities
Outstanding as of December 31, 2022:
Derivatives designated as hedging instruments
Foreign currency forwards	$69	$3	$(52)	$—
Interest rate swaps	—	42	—	—
Cross currency swaps and cross currency interest rate swaps	—	53	—	(3)
Commodity swaps	—	—	(8)	(2)
Derivatives not designated as hedging instruments
Foreign currency forwards	10	—	(1)	—
Total	$79	$98	$(61)	$(5)

Outstanding as of December 31, 2023:
Derivatives designated as hedging instruments
Foreign currency forwards	$24	$—	$(9)	$—
Interest rate swaps	17	5	—	—
Cross currency swaps and cross currency interest rate swaps	5	74	(3)	—
Commodity swaps	2	—	(22)	(11)
Derivatives not designated as hedging instruments
Foreign currency forwards	4	1	(3)	—
Commodity swaps	—	—	(5)	(3)
Total	$52	$80	$(42)	$(14)

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
The following table presents the effect of derivatives designated as hedging instruments on the consolidated statements of operations and comprehensive income (loss) (net of tax):
As of December 31, 2023 and 2022, the estimated amount of loss from cash flow hedges currently retained in consolidated statements of comprehensive income (loss) expected to be reclassified into the consolidated statements of operations within the next 12 months is approximately $15 million and $17 million, respectively.

(in millions)	Amount of Gains (Losses) Recognized in Accumulated OCI on Derivatives (effective Portion)	Amount of Gains (Losses) Reclassified from Accumulated OCI to cost of Property, Plant and Equipment	Location of Gains (Losses) Reclassified from Accumulated OCI into Income	Amounts of Gains (Losses) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Losses) Reclassified into Income (Missed Forecast)	Location of Gains (Losses) Recognized into Income (Ineffective Portion)	Amount of Gain (Losses) Recognized into Income (Ineffective Portion)
Year ended December 31, 2022
Derivatives designated as hedging instruments— Forward currency forward contracts	$(105)	$(93)	Cost of revenue and operating expenses	$(76)	—	Other income (expense)	$(5)
Derivatives designated as hedging instruments— Interest rate swaps	55	—	Finance expense	6	—	Other income (expense)	—
Derivatives designated as hedging instruments— Cross currency swaps and cross currency interest rate swaps	72	—	Cost of revenue and operating expenses	—	—	Other income (expense)	4
Derivatives designated as hedging instruments – Commodity swaps	(5)	—	Cost of revenue and operating expenses	26	—	Other income (expense)	(8)

Year ended December 31, 2023
Derivatives designated as hedging instruments— Forward currency forward contracts	$17	$(17)	Cost of revenue and operating expenses	$34	—	Other income (expense)	—
Derivatives designated as hedging instruments— Interest rate swaps	8	—	Finance expense	28	—	Other income (expense)	—
Derivatives designated as hedging instruments— Cross currency swaps and cross currency interest rate swaps	31	—	Finance expense	6	—	Other income (expense)	(4)
			Other income (expense)	31	—
Derivatives designated as hedging instruments – Commodity swaps	(32)	—	Cost of revenue and operating expenses	(4)		Other income (expense)	—
			Other income (expense)	—	(13)

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
The following table presents the effect of derivatives not designated as hedging instruments on the consolidated statements of operations:

(in millions)	Location of Gains (Losses) Recognized in Income on Derivative	Amount of Gains (Losses) Recognized in Income on Derivative
Year ended December 31, 2021
Derivatives not designed as hedging instruments—foreign currency forwards contracts	Selling, general and administrative expenses	$(17)

Year ended December 31, 2022
Derivatives not designed as hedging instruments—foreign currency forwards contracts	Other income (expense)	$(22)
Total gain/(loss)		$(22)

Year ended December 31, 2023
Derivatives not designed as hedging instruments—foreign currency forwards contracts	Other income (expense)	$(16)
Derivatives not designed as hedging instruments—commodity swaps	Other income (expense)	(8)
Total gain/(loss)		$(24)
11.Trade Payables and Other Liabilities

(in millions)	December 31, 2023	December 31, 2022
Current:
Trade payables	$511	$532
Accrued expenses	496	573
Contract liabilities(1)	895	592
Advances and deposits(2)	68	93
Payable for property, plant and equipment and Intangible Assets	282	961
Other(3)	97	98
Total	$2,349	$2,849
Non-current:
Payable for Intangible Assets	76	92
Contract liabilities(1)	1,088	1,326
Other(3)	26	56
Total	$1,190	$1,474
(1)Contract liabilities comprises contract liabilities for payments received in advance of the satisfaction of performance obligations for wafers, as well as NRE services.
(2)Advances and deposits include advances from customers of $22 million (2022: $73 million) collected for purchase orders.
(3)Other includes other financial liabilities, due from related parties, deferred tax liabilities and non-current advances and deposits. See Note 10 for further details on other financial liabilities.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
The following table presents the activities in contract liabilities for the years ended December 31, 2023 and 2022:

(in millions)	December 31, 2023	December 31, 2022
Beginning contract liabilities balance	$1,918	$1,901
Cash receipts in advance of satisfaction of performance obligations	805	1,189
Released to the consolidated statements of operations (1)	(759)	(951)
Amounts credited to customers	—	(221)
Other(2)	19	—
Ending contract liabilities balance	$1,983	$1,918

Current	$895	$592
Non-current	1,088	1,326
Total	$1,983	$1,918
(1)Of revenue released to the consolidated statements of operations for the years ended December 31, 2023 and 2022, $476 million and $522 million, respectively were included in the beginning balance of the contract liabilities.
(2)Includes $19 million reclassification from accrued liabilities to contract liabilities.
12.Long-Term Debt

(in millions)	December 31, 2023	December 31, 2022
Current:
Term loans	$571	$223
Non-current:
Term loans	1,801	2,288
Total	$2,372	$2,511
The above balances are net of $7 million and $12 million of unamortized debt issuance costs for the years ended December 31, 2023 and 2022, respectively.
Movements in interest bearing borrowings for the year ended December 31, 2023 and 2022 were as follows:

(in millions)	December 31, 2023	December 31, 2022
Opening balance	$2,511	$2,013
New loans and borrowings	46	971
Repayments	(228)	(301)
Other	43	(172)
Ending balance	$2,372	$2,511

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
Terms and Debt Repayment Schedule
The following table summarizes term loan facilities. The below arrangements are all considered to be secured.

Description	Currency	Nominal Interest Rate	Interest Payment Terms	Principal Payment Terms	Year of Maturity	2023 Carrying Amount	2022 Carrying Amount
2018 Tool Equipment Purchase and Lease Financing(1)	USD	SOFR + 1.60%	Quarterly	Quarterly	2023	—	19
2019 Tool Equipment Purchase and Lease Financing(2)	USD	SOFR + 1.75%	Quarterly	Quarterly	2024	21	85
USD Term Loan A	USD	SOFR + 2.90%	Quarterly	Semi-Annual	2025	64	—
EUR Term Loan A	EUR	EURIBOR + 2.60%	Quarterly	Semi-Annual	2025	9	—
2019 USD Dresden Equipment Financing(3)	USD	SOFR + 1.75%	Semi- Annual	Semi-Annual	2026	36	36
2020 USD Equipment Financing(4)	USD	SOFR + 1.90%	Quarterly	Quarterly	2025	60	59
2019 EUR Dresden Equipment Financing(3)	EUR	EURIBOR + 1.75%	Semi- Annual	Semi-Annual	2024	368	13
Various	EUR, USD	Various			2024-2026	13	11
Current total						571	223
Non-current:
2019 Tool Equipment Purchase and Lease Financing(2)	USD	SOFR + 1.75%	Quarterly	Quarterly	2024	—	21
2019 USD Dresden Equipment Financing(3)	USD	SOFR + 2.25%	Semi-Annual	Semi-Annual	2026	72	108
2020 USD Equipment Financing(4)	USD	SOFR + 1.90%	Quarterly	Quarterly	2025	34	93
USD Term Loan A	USD	SOFR + 2.90%	Quarterly	Semi-Annual	2025	586	649
EUR Term Loan A	EUR	EURIBOR + 2.60%	Quarterly	Semi-Annual	2025	82	89
2019 EUR Dresden Equipment Financing(3)	EUR	EURIBOR + 2.25%	Semi-Annual	Semi-Annual	2026	30	387
2021 SGD EDB Loan	SGD	1.40%	Semi-Annual	Semi-Annual	2041	987	923
Various	EUR, USD	Various			2024-2027	10	18
Non-current total						1,801	2,288
Total						$2,372	$2,511
(1)On March 2, 2018, GLOBALFOUNDRIES SINGAPORE PTE, LTD. (“GFS”) entered into several Equipment Purchase and Lease Agreements with four banks to sell and leaseback certain semiconductor manufacturing equipment located in GFS’ fabrication facilities in Singapore for a total of $375 million. The total minimum lease payments amount to $375 million, to be paid in equal quarterly installments through March 1, 2023.
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
(4)On April 23, 2020, GFS entered into several Equipment Purchase Agreements and Lease Agreements with four banks to sell and leaseback certain semiconductor manufacturing equipment located in GFS’ fabrication facilities in Singapore for a total of $300 million.
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
As of December 31, 2023, the Company’s total drawdown was $1.1 billion, of which $971 million was drawn down in 2022.
As of December 31, 2023 and 2022, $987 million and $923 million respectively, were recorded in long-term debt based on an effective interest rate of 3.20% and $179 million and $184 million respectively, were recorded in deferred income from government grants.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
5-year Revolving and Letter of Credit Facilities Agreement—On October 13, 2021, the Company entered into an amendment to the 5-year Revolving and Letter of Credit Facilities Agreement to increase the commitment to $1.0 billion.
The following table summarizes unutilized credit facilities available to the Company to maintain liquidity to fund operations:

(in millions)	December 31, 2023	December 31, 2022
SGD EDB Loan	$—	$42
Revolving Credit Facility	1,012	1,012
Uncommitted Credit Facilities(1)	46	64
Total	$1,058	$1,118
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
13.Leases
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

(in millions)	December 31, 2023	December 31, 2022
Amortization of right-of-use assets	$57	$82
Interest expense on lease liabilities	21	23
Short-term and low-value leases expense	—	1
Total net lease cost	$78	$106
Weighted average remaining lease term	12.4 years	7.18 years
Weighted average discount rate	5.16%	4.75%
The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022
(in millions)	Minimum Lease Payments	Present Value of Payments	Minimum Lease Payments	Present Value of Payments
Within 1 year	$44	$32	$92	$75
2-5 years	194	128	184	146
After 5 years	283	222	151	124
	$521	$382	$427	$345
Less: amounts representing
finance charges	(139)	—	(82)	—
Present value of minimum lease payments	$382	$382	$345	$345
Current		32		75
Non-current		350		270
Total		$382		$345

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
Supplemental cash flow information related to leases is as follows:

(in millions)	December 31, 2023	December 31, 2022
Cash flows used in operating activities:
Payments of short-term and low-value leases	$—	$(1)
Interest paid	(21)	(23)
Cash flows used in financing activities:
Payment of lease obligations	(77)	(89)
The following table summarizes the movement of ROU assets which primarily relates to building and leasehold improvements during the years ended December 31, 2023 and 2022 is as follows:

(in millions)	December 31, 2023	December 31, 2022
Beginning balance	$282	$305
Additions	117	59
Disposals	(7)	—
Amortization	(57)	(82)
Ending balance	$335	$282
14.Provisions
The movement in provision for asset retirement obligations and restructuring expenses during the years ended December 31, 2023 and 2022 is as follows:

(in millions)	December 31, 2023	December 31, 2022
Beginning balance	$298	$349
Arising during the period	2	2
Accretion cost	5	(4)
Restructuring expenses	71	91
Utilized(1)	(136)	(52)
Released to the consolidated statements of operations(2)	$—	(88)
Ending balance	$240	$298
(1) Includes $10 million and $40 million related to asset retirement obligations, $126 million and $5 million related to restructuring expense and $0 and $7 million related to sale of EFK business for the years ended December 31, 2023 and 2022, respectively.
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
The provision has been calculated using a discount rate of 1.72% to 3.35% (2022: 1.58% to 4.04%), which is the risk-free rate in the jurisdiction of the liability. The site restoration costs are expected to be incurred on site abandonment for owned property and on lease expiration for leasehold land. The expected timing of incurring site restoration costs is consistent with the remaining useful lives of the underlying property, plant and equipment.
See Note 21 for information regarding the Company’s restructuring initiative.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
15.Government Grants
The following table presents the movement in deferred income from government grants for the years ended December 31, 2023 and 2022:

(in millions)	December 31, 2023	December 31, 2022
Beginning balance	$404	$176
Received/receivable during the period	81	270
Fair value of EDB loan	7	—
Capitalized to fixed assets	(74)	—
Released to the consolidated statements of operations	(58)	(42)
Ending balance	$360	$404

Current	93	110
Non-current	267	294
Total	$360	$404
Government grants were recognized in the consolidated statements of operations as follows:

(in millions)	December 31, 2023	December 31, 2022	December 31, 2021
Cost of revenue	$29	$30	$33
Research and development expenses	29	11	—
Selling, general and administrative	—	1	—
Total balance	$58	$42	$33
The Company has received government support in the form of investment grants, research and development subsidies, refundable credits, subsidized loans and miscellaneous receipts for employee support. Amounts receivable from the government but not yet received have been included in receivables, prepayments and other assets. Certain investment grants are subject to forfeiture in declining amounts over the life of the agreement if the Company does not maintain agreed upon conditions specified in the relevant grant agreements. The Company continues to comply with the government grant conditions mainly relating to qualifying property, plant and equipment and employment levels.
16.Issued Capital and Reserves
Share Capital—On September 12, 2021, the Company effected a 1-for-2 reverse share split, which was approved by our board of directors on September 9, 2021.
On October 27, 2021, the Company completed an initial public offering, issuing 30,250,000 ordinary shares, as well as 1,595,744 ordinary shares in a concurrent private placement agreement.
As of December 31, 2023, there were 1,300 million ordinary shares and 200 million preferred shares with a par value of $0.02 authorized, and 554 million ordinary shares issued and outstanding.
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
Foreign Currency Translation Reserve—The foreign currency translation reserve is used to record exchange differences arising from the translation of Advanced Mask Technology Centre GmbH & Co. KG (“AMTC”) and Maskhouse Building Administration GmbH & Co. KH (“BAC”)’s financial statements for consolidation purpose.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
17.Net Revenue
The following table presents the Company’s revenue disaggregated based on revenue source and timing of revenue recognition. The Company believes these categories best depict the nature and timing of revenue.

(in millions)	2023	2022	2021
Type of goods and services:
Wafer fabrication	$6,820	$7,627	$6,204
Engineering and other services	572	481	381
Total	$7,392	$8,108	$6,585

Timing of revenue recognition:
Revenue recognized over time	$471	$445	$357
Revenue recognized at a point in time	6,921	7,663	6,228
Total	$7,392	$8,108	$6,585
The Company recognizes revenue when wafers are transferred to the customer, which is determined to be at the point of wafer shipment from the Company’s facilities or delivery to the customer location, as determined by the agreed shipping terms.
The Company’s remaining performance obligations that are completely or partially unsatisfied as of December 31, 2023, was approximately $20 billion pertaining to wafer products under certain long-term supply arrangements with customers. The Company recognizes revenue as the wafer products are shipped based on the agreed shipping terms. Generally, the amount and timing of recognition of the remaining performance obligations are subject to change and are affected by several factors, including terminations, subsequent modifications in the scope of contracts, and uncertainty in meeting volume commitments. Based on the current terms of the contracts, these performance obligations are expected to be substantially satisfied within the next five years.

18.Cost of Revenue

(in millions)	2023	2022	2021
Depreciation of property, plant and equipment and amortization of intangible assets (1)	$1,321	$1,468	$1,422
Inventory changes materials costs and other	1,742	1,834	1,726
Staff costs, maintenance costs, and utilities(2)	2,228	2,567	2,424
Total	$5,291	$5,869	$5,572
(1)Amounts are net of amortization of government grants relating to assets. See Note 8 for the detailed movements of property, plant and equipment.
(2)Staff costs, maintenance costs, and utilities costs include share-based compensation of $48 million, $64 million and $55 million for share options for the years ended December 31, 2023, 2022 and 2021, respectively.
19.Research and Development Expenses

(in millions)	2023	2022	2021
Staff costs, maintenance costs, and utilities(1)	$230	$247	$257
Depreciation of property, plant and equipment and amortization of intangible assets	119	110	147
Other (2)	79	125	74
Total	$428	$482	$478
(1)Staff costs, maintenance costs, and utilities costs include share-based compensation of $25 million, $27 million and $22 million for share options for the years ended December 31, 2023, 2022 and 2021, respectively.
(2)Other primarily includes material costs and net (income) expenses related to research funding agreements and wafer, labor, software license costs allocated (to) and from cost of revenue.
20.Selling, General and Administrative Expenses

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements

(in millions)	2023	2022	2021
Staff costs, maintenance costs, and utilities (1)	$342	$417	$537
Depreciation of property, plant and equipment and amortization of intangible assets	25	45	49
Other (2)	106	34	9
Total	$473	$496	$595
(1)Staff costs, maintenance costs, and utilities costs include share-based payments of $96 million, $92 million and $152 million for share options for the years ended December 31, 2023, 2022 and 2021, respectively. See Note 3 for further discussion on the timing of expense recognition.
(2)Other primarily includes net professional charges, marketing expenses and facility costs, (gain) loss on tool sales and certain contract cancellation fees. Real estate transfer taxes are also included in Other.
21.Restructuring
In December 2022, the Company’s management approved and commenced a restructuring plan aimed to realign the Company’s business and strategic priorities. This worldwide restructuring plan included a reduction in the number of full-time employees, as well as a reduction in leased workspaces and engagement of consultants for strategic support. The Company met the recognition criteria for the provisioning of phase one restructuring costs in the fourth quarter of 2022.
In February 2023, the Company announced phase two to the restructuring plan. Costs arising from this restructuring program comprised of termination benefits and costs associated with direct transition works.
The Company incurred $71 million and $94 million of restructuring charges for the years ended December 31, 2023, and 2022, respectively, which included $3 million of accelerated share-based compensation expense in 2022. These expenses are included in restructuring expense in the Company’s consolidated statements of operations, and unpaid amounts are included in provisions within current liabilities on the consolidated statements of financial position.
The changes to the restructuring provisions recorded on the consolidated statements of financial position as of December 31, 2023 and 2022 are summarized as follows:

(in millions)	2023	2022
Beginning balance	$86	$—
Provision	71	91
Amounts paid	(126)	(5)
Ending balance	$31	$86
The actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people invoiced and the final termination benefits.
22.Share-Based Compensation
The Company incurred share-based compensation expense of $148 million, $173 million, and $223 million during the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, the additional paid-in capital related to the share proceeds amounted to $46 million and $163 million, respectively. The Company incurred $21 million, $10 million and $5 million of payroll taxes associated with the share-based compensation expense for the years ended December 31, 2023 ,2022, and 2021 respectively.
As of December 31, 2023 and 2022, the Company has 3,485,505 shares and 2,826,758 shares respectively, available for future grant under the 2018 Share Incentive Plan (as described below).
As of December 31, 2023 and 2022, the Company has 17,011,837 shares and 13,648,116 shares respectively, available for future grant under the 2021 Equity Compensation Plan.
RSUs
In 2023 and 2022, the Company granted RSUs under the 2021 Equity Compensation Plan. The RSUs have a time-based vesting requirement, which provides that the RSUs will generally vest in three annual installments, with 33.33% vesting on each one-year anniversary of the vesting commencement date subject to the employee’s continued employment with the Company.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements

	Number of RSUs	Weighted average grant date fair value
Outstanding as of December 31, 2021	847,430	$39.59
Granted	3,416,545	$57.09
Forfeited	(314,158)	$55.36
Exercised	(738,387)	$49.51
Outstanding as of December 31, 2022	3,211,430	$54.39
Granted	2,426,183	$62.94
Forfeited	(390,769)	$55.35
Exercised	(1,093,061)	$55.28
Outstanding as of December 31, 2023	4,153,783	$58.87
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
As of December 31, 2023, 2022 and 2021, there was $107 million, $88 million, and $26 million, respectively, of total unrecognized compensation cost related to outstanding RSUs.
PSUs
In 2023 and 2022, the Company granted performance stock units (“PSUs”) under the 2021 Equity Compensation Plan to certain senior level employees. Each PSU represents a contingent right to receive shares of the Company’s stock if the Company meets certain performance measures over the requisite performance period. The PSU awards entitle recipients to receive, upon vesting, a number of shares that ranges from 0% to 200% of the number of PSUs awarded, depending on the level of achievement of the specified performance conditions.
The PSUs vest subject to achievement of a performance target based on an absolute ROIC and relative total shareholder return (“TSR”) versus the SOX Index over a 3 year performance period subject to the grantee remaining employed by the Company through the end of the applicable performance period.

	Number of PSUs	Weighted average grant date fair value
Outstanding as of December 31, 2021	—	—
Granted	571,277	70.85
Forfeited	(34,082)	70.91
Outstanding as of December 31, 2022	537,195	$70.91
Granted	875,646	$69.73
Forfeited	(220,422)	$69.90
Outstanding as of December 31, 2023	1,192,419	$69.96
The Company uses the Monte Carlo simulation model to estimate the fair value of the PSUs at the date of grant. The equity volatility was determined based on the historical volatilities of comparable publicly traded companies over a look back period of 2.84 years and 2.74 years in 2023 and 2022, respectively, commensurate with the remaining term of the PSUs. The risk-free interest rate is based on the United States Treasury with a remaining term equivalent to the remaining performance measurement period. Dividends are not paid on the Company’s stock.
The assumptions used to value the Company’s PSUs granted during the period presented and their expected lives were as follows:

	December 31, 2023	December 31, 2022
Expected dividend yield	—	—
Expected volatility	50.93%	45.50%
Risk-free interest rate	4.60%	2.55%

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
Compensation expense is recognized for the PSU awards based on a graded attribution basis over the vesting period. As of December 31, 2023, and 2022 there was $22 million and $24 million, respectively, of total unrecognized compensation expense related to the PSUs.

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
The Company did not grant any stock options in 2023 and 2022.
The following table shows a summary of the share option’s activity for the year ended December 31, 2023 and 2022.

	Number of Share options	Weighted average exercise price per Share
Outstanding as of December 31, 2021	21,749,558	$10.03
Exercised	(14,956,321)	$10.00
Forfeited	(532,634)	$10.00
Outstanding as of December 31, 2022	6,260,603	$10.02
Exercised	(4,468,985)	$10.02
Forfeited	(151,579)	$10.00
Outstanding as of December 31, 2023	1,640,039	$10.02
Exercisable balance as of December 31, 2023	1,485,670	$10.03
The following table summarizes information about employees’ share options outstanding as of December 31, 2023:

Outstanding
Range of exercise prices	Number Outstanding	Weighted average remaining contractual life (in years)
$10.02	1,640,039	2.67

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
The weighted average remaining contractual life is calculated based on the 10-year contract terms of the options and the weighted average exercise price is calculated using the exercise price of the outstanding options, which pertain to the 2018 Share Incentive Plan.
As of December 31, 2023, 2022 and 2021, there was $1 million, $7 million and $63 million, respectively, of total unrecognized compensation cost related to outstanding stock options.
ESPP
In connection with, and prior to the consummation of the Company's initial public offering in 2021, the Company's board of directors adopted the GLOBALFOUNDRIES Inc. 2021 Employee Stock Purchase Plan (the “ESPP”). The ESPP is administered by the Company's board of directors or, as applicable, its delegate (the “ESPP Administrator”).
The ESPP provides eligible employees with an opportunity to purchase ordinary shares through payroll deduction of up to 10% of their eligible compensation. A participant may purchase a maximum of 2,500 ordinary shares during a purchase period. Amounts deducted and accumulated by the participant are used to purchase ordinary shares at the end of each six-month purchase period. Participants in the ESPP receive a one-time grant of 50 RSUs upon enrollment in the ESPP. The Company matches 20% of each employee’s contributions on an after-tax basis.
Subject to certain equitable adjustments in connection with certain events affecting the outstanding ordinary shares reserved for issuance as awards, the maximum aggregate number of ordinary shares that may be issued or transferred under the ESPP with respect to awards is 7,500,000 ordinary shares; provided that the share reserve under the ESPP will, unless otherwise determined by the board of directors, automatically increase on January 1 of each year for 8 years commencing on January 1, 2023 and ending on (and including) January 1, 2031 in an amount equal to 0.25% of the total number of ordinary shares outstanding on December 31 of the preceding year. In no event will the number of ordinary shares that may be issued or transferred pursuant to rights granted under the ESPP exceed 18,750,000, in the aggregate, subject to the adjustments described above.
As of December 31, 2023, of the Company has issued 620,481 shares under this plan reflecting employees’ contribution and the 20% Company match.
23.Finance Income and Expenses
Finance Income

(in millions)	2023	2022	2021
Interest income - deposits	$92	$31	$1
Interest income on FVOCI investments	30	8	—
Accretion income	27	12	5
Total finance income	$149	$51	$6
Finance Expenses

(in millions)	2023	2022	2021
Interest on long-term debt	$80	$69	$72
Interest on lease obligations	21	23	27
Commitment fees and amortization of debt issuance costs	13	13	12
Accretion costs and other	23	6	3
Total finance expenses	$137	$111	$114
24.Gain on Sale of a Business
In April 2019, the Company entered into an Asset Purchase Agreement with ON Semiconductor pursuant to which the Company agreed to transfer substantially all the assets and employees related to the EFK business. On December 31, 2022, the Company completed the sale of the EFK business for a total purchase price of $406 million, of which $170 million was received in prior years, and the remaining $236 million was received in January 2023. The Company recognized a gain upon the completion of the sale of $403 million after derecognition of net liabilities of $9 million.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
The following is the breakdown of the net liabilities that were derecognized:

(in millions)	December 31, 2022
Property, plant and equipment	$83
Inventories	43
Total Assets	126
Lease liabilities	(47)
Other current and non-current liabilities	(88)
Total Liabilities	(135)
Net Liabilities	$(9)
25.Other Income (Expense), Net

(in millions)	2023	2022	2021
Loss on hedging activities	$(78)	$—	$—
Other(1)	21	$22	$(8)
Total other income (expense), net	$(57)	$22	$(8)
(1) Relates primarily to share of profits of joint ventures, and gains on the sales of property, plant and equipment and intangible assets.
26.Income Taxes
For tax reporting purposes, the Company consolidates its entities under GLOBALFOUNDRIES Inc., a Cayman Islands entity as described in Note 1. Accordingly, the Company has presented the domestic portion of the disclosures below based on its country of domicile in the Cayman Islands.
As a Cayman Islands corporation, the Company’s domestic statutory income tax rate is 0.00%. The difference between the Company’s domestic statutory income tax rate and its (expense) benefit for income taxes is due to the effect of the tax rates in the other jurisdictions in which the Company operates. Principally, for the years ended December 31, 2023 and 2022, the Company is subject to United States’ federal and state taxes with a combined statutory tax rate of 21.6% and 22.1%, respectively; German corporation and trade taxes with a combined statutory tax rate of 31.6%; and Singapore’s statutory tax rate of 17.0%.
Income tax expense consisted of the following:

(in millions)	December 31, 2023	December 31, 2022	December 31, 2021
Current income tax expense:
Current income tax benefit (expense)	$(13)	$(14)	$2
Adjustments in respect of current income tax of previous year	(3)	(5)	(1)
Deferred tax
Net operating and investment allowance carryforwards	(74)	(44)	(78)
Currency effect on non-monetary assets of subsidiary	23	(12)	(37)
Other change in temporary differences	1	(11)	36
Income tax expense reported in the consolidated statements of operations	$(66)	$(86)	$(78)

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
A reconciliation between tax expense and accounting profit multiplied by the Company’s statutory rate of 0.0% is as follows:

(in millions)	December 31, 2023	December 31, 2022	December 31, 2021
Income (Loss) before income taxes	$1,084	$1,532	$(176)
Tax at Enacted Statutory Rate	$—	$—	$—
Foreign tax rate differential	(65)	(98)	(75)
Adjustments in respect to current income tax of previous years	(1)	(5)	(1)
Government grants exempt from tax	7	7	5
Deductible expense for tax purpose	(2)	—	(1)
Impact of unrecognized deferred tax assets	(20)	57	9
Non-deductible expenses for tax purposes	—	(21)	(4)
Effects of foreign exchange gains (loss)	10	(14)	(22)
Impact of change in liability for uncertain tax positions	3	1	7
Withholding Tax	—	(11)	—
Other effects	2	(2)	4
Income tax (expense) benefit	$(66)	$(86)	$(78)
Effective income tax rate	(6.1)%	(5.6)%	44.3%
The Company has determined that it is probable that 100% of deferred tax assets can be realized in Singapore. The Company has determined that realization of deferred taxes associated with loss carryforwards is limited to reserves for uncertain tax positions in the United States and Germany that would generate future taxable income, and deferred tax assets resulting from consolidation of AMTC and BAC.

Components of the Company’s deferred tax assets and liabilities are attributable as follows:

(in millions)	December 31, 2023	December 31, 2022
Accelerated depreciation on property, plant and equipment	$(12)	$(18)
Losses, credits and investment allowances available for offsetting against future taxable income	231	277
Accrued expenses	11	16
Inventory	3	1
Other comprehensive income (loss)	2	(8)
Currency effect	(1)	—
Other	1	(2)
Net deferred tax assets	$235	$266
The classification of the net deferred tax assets in the statements of financial position is as follows:

(in millions)	December 31, 2023	December 31, 2022
Deferred tax assets	$241	$292
Deferred tax liabilities(1)	(6)	(26)
Net deferred tax assets	$235	$266
(1) Included in Other non-current liabilities in the statements of financial position.
Total unrecognized deferred tax assets as of December 31, 2023 and 2022 was $3,665 million and $3,708 million, respectively. The Company does not anticipate any significant changes to the total amounts of unrecognized deferred tax assets within the next 12 months of the reporting date. Deferred tax assets have not been recognized in respect to these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits.
As of December 31, 2023 and 2022, the Company has accumulated corporate losses in Germany of $1,119 million and $1,132 million, respectively, and trade tax losses in Germany of $830 million and $851 million, respectively. Except for a fully deductible base amount, utilization of German net operating loss carryforwards is limited to 60.0% of taxable income in any one year. German net operating losses do not expire with the passage of time, but may forfeit partially or completely as a result of legal entity restructurings.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022, the Company has unutilized capital allowances on the property, plant and equipment held in Singapore of $440 million and $713 million, respectively, and unutilized tax losses available for carryforward of $58 million and $58 million, respectively. Under Singapore tax law, unutilized capital allowances and unutilized tax losses are deductible to the extent of income available. Unutilized capital allowances and unutilized tax losses can be carried forward indefinitely subject to compliance with the conditions that there is no substantial change in shareholders and no change in the Company’s principal activities, where applicable. As of December 31, 2023 and 2022, the Company has investment allowances of $843 million and $843 million, respectively in Singapore which can be carried forward indefinitely. These carryforward tax attributes have been fully recognized as deferred tax assets.
As of December 31, 2023 and 2022, the Company has gross operating loss carryforwards in the United States of $5,984 million and $7,307 million, respectively; $4,434 million will expire in years 2029 through 2037. As of December 31, 2023 and 2022, the Company has $821 million and $822 million, respectively of California gross operating loss carryforwards and, in the other states in which it operates, it has gross operating loss carryforwards of $868 million and $885 million, respectively. The state carryforwards expire beginning in 2026. In addition, the Company has U.S. research and development tax credit carryforwards of $186 million and $157 million for the years December 31, 2023 and 2022, respectively, that will expire in years 2030 through 2043. The Company has California research and development tax credits of $22 million and $17 million as of December 31, 2023 and 2022, respectively, that do not expire. In addition, the Company has nonrefundable New York Empire Zone credit carryforwards of $947 million and $1,115 million as of December 31, 2023 and 2022, respectively, that do not expire. Five other states have research and development tax credits, Texas, Minnesota, Vermont, North Carolina, and New Jersey for which the Company has calculated a total credit carryforward of $10 million and $8 million for the years December 31, 2023 and 2022, respectively. These credits have a carryforward that expire between 2030 through 2043. These carryforward attributes have not been recognized as deferred tax assets.
At December 31, 2023 and 2022, no deferred tax liabilities were recorded for taxes that would be payable on the undistributed earnings of the Company’s subsidiaries. It is the Company’s intention to indefinitely reinvest the undistributed earnings of its foreign subsidiaries except in certain limited cases, which are not expected to have a material tax effect. The cash that is permanently reinvested is typically used to expand operations.
A reconciliation of deferred taxes, net is as follows:

(in millions)	December 31, 2023	December 31, 2022

Beginning balance	$266	$351
Tax (expense) benefit recognized to consolidated statements of operations	(50)	(67)
Tax (expense) benefit recognized to other comprehensive income (loss)	19	(18)
Ending balance	$235	$266
As of December 31, 2023 and 2022, the Company’s current tax receivables were $0 and $1 million, respectively, related to its subsidiaries in Europe.
As of December 31, 2023 and 2022, the Company’s current income tax payable of $19 million and $14 million is composed of $10 million, $4 million, $5 million and $2 million, $3 million, $9 million, respectively, for entities incorporated in Europe, the United States/Cayman Islands and Singapore, respectively. The current income tax payable amounts include the following uncertain tax provisions: $2 million in the United States for December 31, 2023 and $0 for December 31, 2022; $5 million and $8 million in Singapore for December 31, 2023 and 2022, respectively; $2 million and $3 million in Europe for December 31, 2023 and 2022, respectively, for exposure arising from unutilized capital allowances and domestic related party transactions. Europe had no current income taxable amounts included in uncertain tax provisions for either December 31, 2023 and 2022.
27.Earnings Per Share

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
Basic and diluted earnings (loss) per share has been calculated for the years ended December 31, 2023, 2022, and 2021 as follows:

(in millions except per share amounts)	2023	2022	2021

Net income (loss) attributable to equity shareholders of the Company	$1,020	$1,448	$(250)

Weighted average ordinary shares outstanding
Basic	552	539	506
Diluted	556	552	506
Total basic and diluted earnings per share attributable to equity shareholders
Basic	$1.85	$2.69	$(0.49)
Diluted	$1.83	$2.62	$(0.49)
For the years ended December 31, 2023, 2022 and 2021, there were 1 million, 6 million and 22 million share options outstanding, respectively. Share options for the years ended December 31, 2023, 2022 and 2021 were not included in the calculation of diluted earnings per share as their inclusion would have been anti-dilutive.
28.Employee Benefits Plans
Retirement Savings Plans—The Company has a retirement savings plan, commonly known as a 401(k) plan, which allows participating employees in the United States to contribute a portion of their pre-tax salary up to Internal Revenue Service limits. The Company matches employee contributions dollar for dollar for the first 3% of participants’ contributions and 50 cents on each dollar of additional 3% of participants’ contributions, to a maximum of 4.5% of eligible compensation. The Company’s contributions to the 401(k) plan were $25 million, $32 million and $31 million for the years ended December 31, 2023, 2022 and 2021, respectively.
The Company also has an employee benefits plan that requires the Company to make monthly contributions based on the statutory funding requirement into a Central Provident Fund for substantially all Singapore citizens and permanent residents. The Company’s contributions under this plan were $29 million, $31 million and $29 million for the years ended December 31, 2023, 2022 and 2021, respectively.
See Note 22 for our Employee Stock Purchase Plan.
29.Related Party Disclosures
The consolidated financial statements include the following subsidiaries which are all wholly owned, except for Advanced Mask Technology Centre GmbH & Co. KG, Maskhouse Building Administration GmbH & Co. KG, Advanced Mask Technology Center Verwaltungs GmbH, and Maskhouse Building Administration Verwaltungs GmbH:

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements

Subsidiary	Jurisdiction of Incorporation or Organization	December 31, 2023	December 31, 2022	December 31, 2021
GLOBALFOUNDRIES Dresden Module One LLC	United States	X	X	X
GLOBALFOUNDRIES Dresden Module Two LLC	United States	X	X	X
GLOBALFOUNDRIES Innovation LLC (formerly GLOBALFOUNDRIES Innovation Investments LLC)	United States	X	X	X
GLOBALFOUNDRIES Investments LLC	United States	X	X	X
GLOBALFOUNDRIES U.S. Inc.	United States	X	X	X
GLOBALFOUNDRIES U.S. 2 LLC	United States	X	X	X
GLOBALFOUNDRIES Borrower LLC	United States	X	X	X
Hudson Valley Research Park Sewage Works Corporation	United States	N/A	X	X
Hudson Valley Research Park Water-Works Corporation	United States	N/A	X	N/A
GF Power LLC	United States	X	X	N/A
GLOBALFOUNDRIES Finance Inc.	Cayman Islands	X	X	N/A
GLOBALFOUNDRIES France SAS	France	X	X	N/A
GLOBALFOUNDRIES Dresden Module One Holding GmbH	Germany	X	X	X
GLOBALFOUNDRIES Dresden Module One LLC & Co. KG	Germany	X	X	X
GLOBALFOUNDRIES Dresden Module Two LLC & Co. KG	Germany	X	X	X
GLOBALFOUNDRIES Dresden Module Two Holding GmbH	Germany	X	X	X
GLOBALFOUNDRIES Management Services LLC & Co. KG	Germany	X	X	X
Advanced Mask Technology Center GmbH & Co. KG (50%)	Germany	X	X	X
Maskhouse Building Administration GmbH & Co. KG (50%)	Germany	X	X	X
Advanced Mask Technology Center Verwaltungs GmbH (50%)	Germany	X	X	X
Maskhouse Building Administration Verwaltungs GmbH (50%)	Germany	X	X	X
GLOBALFOUNDRIES Europe Sales & Support GmbH	Germany	X	X	X
GLOBALFOUNDRIES Engineering Private Limited	India	X	X	X
GLOBALFOUNDRIES Japan Ltd.	Japan	X	X	X
GLOBALFOUNDRIES Malaysia Sdn. Bhd.	Malaysia	X	X	N/A
GLOBALFOUNDRIES Netherlands Cooperatief U.A.	The Netherlands	X	X	X
GLOBALFOUNDRIES Netherlands Holding B.V.	The Netherlands	X	X	X
GLOBALFOUNDRIES Bulgaria EAD	Bulgaria	X	X	X
GF Asia Investments Pte. Ltd.	Singapore	X	X	X
GF Asia Sales Pte. Ltd.	Singapore	X	X	X
GLOBALFOUNDRIES Singapore Pte. Ltd.	Singapore	X	X	X
GLOBALFOUNDRIES Taiwan Ltd.	Taiwan	X	X	X
GLOBALFOUNDRIES Europe Ltd.	United Kingdom	X	X	X
GA (Chengdu) Technology Co., Limited	China	X	X	X
GLOBALFOUNDRIES China (Beijing) Co., Limited	China	X	X	X
GLOBALFOUNDRIES China (Shanghai) Co., Limited	China	X	X	X
Nanjing APD Technologies Co. Ltd.	China	N/A	N/A	X
Related parties represent associated companies, the shareholder, directors and key management personnel of the Company and entities controlled, or significantly influenced by such parties. Pricing policies and terms of these transactions are approved by the Audit Committee or the Company’s management, as applicable.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
Below are the related parties which the Company has entered into transactions with:

	December 31, 2023	December 31, 2022
Related Party Name
SMP	Joint venture	Joint venture
Mubadala Investment Company PJSC	Shareholder entity	Shareholder entity
Mubadala Technology Investment Company	Shareholder entity	Shareholder entity
MDC General Services Holding Company L.L.C	Shareholder entity	Shareholder entity
Balances with related parties included in the consolidated statements of financial positions are as follows:

	December 31, 2023		December 31, 2022
(in millions)	Due from Related Parties	Due to Related Parties	Due from Related Parties	Due to Related Parties
SMP	$12	$10	$11	$10
Total(1)	$12	$10	$11	$10
(1)The total amounts of $12 million and $11 million due from related parties as of the years ended December 31, 2023 and 2022, respectively, have been included in receivables, prepayments and other assets (see Note 6). The total amounts of $10 million and $10 million due to related parties’ balance for the years ended December 31, 2023 and 2022, respectively, have been included in trade and other payables (see Note 11).
The following table presents the related party transactions included in the consolidated statements of operations:

(in millions)	December 31, 2023	December 31, 2022	December 31, 2021
Purchases and recharges from:
SMP(1)	$61	$60	$60
Total	$61	$60	$60

Other transactions with:
SMP (reimbursement of expenses and contribution of tools)	$61	$52	$45
MDC General Services Holding Company L.L.C (recharge of expenses)	5	—	3
Total	$66	$52	$48
(1)Purchases from SMP were primarily comprised of wafers.
Terms and Conditions of Transactions with Related Parties
Outstanding balances at the year-end are unsecured, interest free, repayable on demand and settlement occurs in cash. The Company has not recorded any allowance relating to amounts owed by related parties for the years ended December 31, 2023 and 2022. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.
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

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
Compensation of Key Management Personnel
The compensation of key management personnel during the following years were as follows:

(in millions)	2023	2022	2021
Chief Executive Officer, Chief Financial Officer, Chief Business Officer, Chief Operating Officer
Short-term benefits(1)	$9	$5	$8
Share-based payments(1)	21	19	42
Board of Directors	3	5	3
Total	$33	$29	$53
(1) For the year ended December 31, 2023, the amounts include short-term benefits and share-based payments for the Chief Business Officer and Chief Operating Officer.
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
The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. There are no regulatorily-imposed requirements on the level of share capital which the Company is required to maintain.
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
As of December 31, 2023, the Company is in compliance with the financial covenants.
Risks Arising from Financial Instruments—The main risks arising from the Company’s financial instruments are market risk (including foreign currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk. The Board of Directors reviews and approves policies for managing each of these risks which are summarized below.
Market Risk—Market price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise the following types of risk: interest rate risk, foreign currency risk and commodity price risk.
Commodity Risk— Although the Company operates facilities that consume commodities, the Company’s exposure to commodity price risk is not material. The Company has established forecasted transaction risk management programs to protect against fluctuations in commodity prices and may use commodity derivatives contracts, such as commodity swaps, in these hedging programs. In addition, the Company has sourcing plans in place that are designed to mitigate the risk of a potential supplier concentration for its key commodities.
Interest Rate Risk—The Company’s exposure to market risk for changes in interest rates relates primarily to interest-earning financial assets and interest-bearing financial liabilities. The Company’s interest-earning financial assets are mostly
F-42

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
highly liquid investments and include money market funds, marketable securities and time deposits. As these financial assets have weighted-average maturity of less than one year, the Company’s exposure to interest risk is not material. The Company’s interest-bearing financial liabilities include fixed and floating rate loans and lease obligations. Floating rate loans bear interest at Base Rate or SOFR or EURIBOR plus a fixed premium. The Company uses pay-fixed / receive-float interest rate swaps to protect itself against adverse fluctuations in interest rates and to reduce its exposure to variability in cash flows from forecasted interest payments on its floating-rate debt facility to the extent that it is practicable and cost effective to do so.
Cash Flow Sensitivity Analysis for Variable Rate Instruments—The sensitivity of net income in the consolidated statements of operations is the effect of the assumed changes in interest rates on the Company’s net income for one year, based on the floating rate financial liabilities held on December 31, 2023, after taking into account interest rate hedges.
A hypothetical change in benchmark interest rates of 10% from current rates would not have a material impact on the consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021, after taking into account interest rate hedges.
Foreign Currency Risk—As a result of foreign operations, the Company has non-US-dollar denominated costs, assets and liabilities, primarily denominated in the EUR, JPY and SGD. Movements in foreign exchange rates could cause foreign currency denominated expenses to increase as a percentage of net revenue, affecting the Company’s profitability and cash flows. The Company uses foreign currency forward contracts to reduce exposure to foreign currency fluctuations from its foreign currency denominated expenditures. The Company may also economically hedge foreign currency risk related to its non-US-dollar denominated assets and liabilities with currency forward contracts.
The Company also incurs a certain portion of its interest expense in EUR and SGD, exposing the Company to exchange rate fluctuations between US dollar and the EUR or SGD. The Company uses cross-currency swaps and cross-currency interest rate swaps to reduce its exposure to variability from foreign exchange rates impacting cash flows arising from Company’s foreign currency denominated debt to the extent that it is practicable and cost effective to do so.
Exposure to Currency Risk—The Company’s exposure to foreign currency risk against financial assets and financial liabilities was as follows, based on notional amounts:

(in millions)	EUR	JPY	SGD
December 31, 2022
Receivables and prepayments	$120	$—	$16
Cash and cash equivalents	48	4	420
Loans and borrowings	45	—	—
Trade and other payables	(388)	(73)	(149)
	$(175)	$(69)	$287
December 31, 2023
Receivables and prepayments	$86	$—	$28
Cash and cash equivalents	$104	$5	$19
Loans and borrowings	$11	$—	$—
Trade and other payables	$(253)	$(97)	$(121)
	$(52)	$(92)	$(74)
A hypothetical 10% change in the relative value of the U.S. dollar to other currencies would not have a material impact on the consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021, after taking into account foreign currency hedges
Credit Risk—Credit risk can be defined as the risk of suffering financial loss from financial instruments due to the failure by a counterparty to fulfill an obligation. Financial instruments that subject the Company to concentrations of credit risk include investments and cash equivalents, accounts receivable and derivatives. The Company generally places investments with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to any one counterparty based on an analysis of that counterparty's relative credit standing. As required per the investment policy, substantially all of the Company’s investments in debt instruments are in investment-grade instruments. Counterparty credit-rating criteria for derivatives are similar to those for other investments.
The Company generally does not require collateral to secure accounts receivable. Credit risk with respect to trade receivables is mitigated by credit evaluations the Company performs on its customers, the short duration of payment terms for the significant majority of its customer contracts and by the diverse nature of the Company’s customer base. The expected credit losses of trade and other receivables are not significant.
The Company’s ten largest customers account for approximately 79% and 74% of the outstanding trade receivables balance as of December 31, 2023 and 2022, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
Exposure to Credit Risk—The carrying amount of financial assets represents the assets’ maximum credit exposure.
The aging of financial assets including trade receivables is as follows:

			Past Due but Not Impaired
(in millions)	Total	Neither past Due Nor Impaired	< 30 Days	31-90 Days	91-120 Days	Great than 120 days
December 31, 2022	$2,254	$2,137	$84	$33	$—	$—
December 31, 2023	$2,785	$2,651	$127	$7	$—	$—
Liquidity Risk—The Company monitors its risk of a shortage of funds by monitoring its cash flow situation. Ongoing cash forecasting and review processes have been set up to determine the amount of internal and external funding needed in order to meet the Company’s financial obligations as they become due. The Company has set up a process of mid- and long-term financial planning. The Company’s financing structure, including maturities of debt, is determined in response to the financing requirements identified with the long-term business planning process.
The table below summarizes the maturity profile of the Company’s financial liabilities:

(in millions)	Carrying Value	Contractual Cash Flows	1 Year or Less	1 to 5 Years	Greater than 5 Years
December 31, 2022
Loans and borrowings	$2,511	$2,706	$229	$1,443	$1,034
Lease obligations	345	427	92	184	151
Derivative liabilities	66	66	61	5	—
Trade payables and other liabilities	2,265	2,265	2,171	63	31
Total	$5,187	$5,464	$2,553	$1,695	$1,216
December 31, 2023
Loans and borrowings	$2,372	$2,558	$575	$971	$1,012
Lease obligations	382	521	44	194	283
Derivative liabilities	56	56	42	14	—
Trade payables and other liabilities	1,438	1,438	1,354	55	29
Total	$4,248	$4,573	$2,015	$1,234	$1,324
In preparing the maturity profile, undiscounted interest payments are calculated based on contractual interest rates where these are fixed, or, in the case of discounted liabilities for leases, based on the interest rate implicit in the financing arrangement. For variable interest arrangements undiscounted payments are determined based on the interest rate prevailing at the reporting date.
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
Marketable Securities - Marketable securities utilizing Level 1 and Level 2 inputs include U.S. Treasury Securities, U.S. Government Sponsored Enterprises, floating rate securities, money market mutual funds, corporate debt instruments and other Notes, bonds or debt securities issued by non-U.S. sovereign or multilateral entities, as these securities all have quoted prices in active markets.
For assets and liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. Foreign currency forward contracts are classified within Level 2. The fair values of foreign currency forward contracts are determined using quantitative models that require the use of multiple market inputs, including interest rates, prices and maturity dates to generate pricing curves,

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
which are used to value the positions. The market inputs are generally actively quoted and can be validated through external sources. For foreign currency forward contract asset and liability positions with maturity dates which fall between the dates of quoted prices, interpolation of rate or maturity scenarios are used in determining fair values. During the years ended December 31, 2023 and 2022, there were no transfers between Level 1, 2 and Level 3 fair value measurements.
Financial Instruments Measured at Fair Value on a Recurring Basis
The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis:

	Fair Value Measurement at Reporting Date Using

(in millions)	Total	Quoted Prices Identical Assets/ Liabilities (Level 1)	Significant Other Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2022
Assets:

Cash equivalents(1)	$961	$961	$—	$—

Investments in equity instruments(2)	$15	$—	$—	$15

Investment in marketable securities(3)	$994	$994	$—	$—

Derivatives(3)	$177	$—	$177	$—

Liabilities:

Derivatives(3)	$66	$—	$66	$—

	Fair Value Measurement at Reporting Date Using

(in millions)	Total	Quoted Prices Identical Assets/ Liabilities (Level 1)	Significant Other Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2023
Assets:

Cash equivalents (1)	$1,897	$1,626	$271	$—

Investments in equity instruments (2)	$19	$—	$—	$19

Investments in marketable securities(3)	$1,501	$1,189	$312	$—

Derivatives(4)	$132	$—	$132	$—

Liabilities:

Derivatives(4)	$56	$—	$56	$—
(1)Included in cash and cash equivalents on the Company’s consolidated statements of financial position.
(2)Included in current and non-current receivables, prepayments and other assets on the Company’s consolidated statements of financial position.
(3)Included in current and non-current marketable securities on the Company’s consolidated statements of financial position.

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
(4)Consists of foreign currency forward contracts, interest rate swaps, cross currency swaps and commodity swaps. Included in other current and non-current financial assets and liabilities, as applicable, on the Company’s consolidated statements of financial position.
Assets Measured and Recorded at Fair Value on a Non-Recurring Basis
Certain assets such as equity method investments, intangible assets and property, plant and equipment, and other non-financial assets, are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period.
Financial Instruments Not Recorded at Fair Value on a Recurring Basis
Financial instruments not recorded at fair value on a recurring basis include non-marketable equity securities (that have not been re-measured or impaired in the current period), grants receivable, loans receivable, lease obligations and the current and non-current portions of the Company’s long-term debt.
The following table shows the carrying and fair values of the Company’s financial liabilities at amortized cost (“FLAC”) not recorded at fair value on a recurring basis. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

(in millions)		December 31, 2023		December 31, 2022
Financial Liability	Category	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Other long-term debt	FLAC	$2,372	$2,319	$2,511	$2,414
Total		$2,372	$2,319	$2,511	$2,414
Estimated fair values of loans and borrowings is based on quoted prices for similar liabilities for which significant inputs are observable and represents a Level 2 valuation. The fair values are estimated based on the type of loan and maturity. The Company estimates the fair value using market interest rates for the Company’s debts with similar maturities.
31.Commitments and Contingencies
Commitments—The Company’s unconditional purchase commitments are as follows:

(in millions)	December 31, 2023	December 31, 2022
Contracts for capital expenditures	$1,136	$2,774
Contracts for operating expenditures	2,786	3,587
Total	$3,922	$6,361
Due within the next 12 months	$970	$2,732
In addition to the above, the Company obtained letters of credit to primarily guarantee payments for utility supplies and foreign statutory payroll related charges. The Company has obtained letters of credit of $23 million and $20 million at December 31, 2023 and 2022, respectively, and bank guarantees of $54 million and $4 million at December 31, 2023 and 2022, respectively.
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
On April 28, 2021, IBM sent the Company a letter alleging for the first time that it did not fulfill its obligations under the contracts entered into with IBM in 2014 and 2015 associated with the acquisition of IBM’s Microelectronics division. IBM asserted that the Company engaged in fraudulent misrepresentations during the underlying negotiations, and claimed the Company owed them $2.5 billion in damages and restitution. On June 7, 2021, the Company filed a complaint with the New York State Supreme Court (the “Court”) seeking a declaratory judgment that the Company did not breach the relevant contracts. IBM subsequently filed its complaint with the Court on June 8, 2021. On September 14, 2021, the Court granted the Company’s motion to dismiss IBM’s claims of fraud, unjust enrichment and breach of the implied covenant of good faith and fair dealing. IBM appealed the dismissal of its fraud claim, and on April 7, 2022, the New York Appellate Division reversed the Court’s decision. Discovery and dispositive motion practice have been completed and the parties are awaiting a trial date. The Company believes, based on discussions with legal counsel, that it has meritorious defenses against IBM’s claims and intends to vigorously defend against them.
32.Operating Segments Information

GLOBALFOUNDRIES INC.
Notes to the Consolidated Financial Statements
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
(b)Revenue based on customers’ headquarters and non-current assets by geography were as follows:

	For the year ended December 31,
Revenue by Geography	2023	2022	2021
(in millions)
United States	$4,262	$4,898	$3,975
Europe, the Middle East, and Africa	1,533	1,182	805
Other	1,597	2,028	1,805
Total	$7,392	$8,108	$6,585

Non-current Assets by Geography	2023	2022
(in millions)
United States	$4,738	$5,149
Germany	2,400	2,462
Singapore	3,801	3,508
Other	457	532
Total	$11,396	$11,651
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
The Company earned a substantial portion of revenue from two customers in 2023 , 2022 and 2021: Customer A amounted to 8%, 9% and 12% of total revenue, respectively, and Customer B amounted to 17%, 16%, and 15% of total revenue, respectively. As of December 31, 2023 and 2022, the amounts due from Customer A included in accounts receivable were $122 million and $71 million, respectively, and the amounts due from Customer B included in accounts receivable were $237 million and $163 million, respectively. The loss of the significant customers or the failure to attract new customers could have a material adverse effect on the Company’s business, results of operations and financial condition.

	For the year ended December 31,
Revenue by major customer	2023		2022		2021
(in millions)	Amount	%	Amount	%	Amount	%
Customer A	$620	8	$746	9	$811	12
Customer B	$1,279	17	$1,329	16	$995	15
The Company purchased 63%, 54% and 46%, of its SOI wafers, a key input into its products, from a single supplier in 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, the net amount due to the supplier was $61 million and $56 million, respectively. Any failure in the supplier’s ability to provide SOI wafers could materially and adversely affect the Company’s results of operations, financial condition, business and prospects.

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
4.7†
Materials Supply Agreement, dated April 25, 2017, between GLOBALFOUNDRIES U.S. Inc. and Soitec S.A. (incorporated by reference to Exhibit 10.3 of the Registrant’s Registration Statement on Form F-1 (File No. 333-260003) filed with the SEC on October 4, 2021)

4.8†
Addendum to Materials Supply Agreement, dated November 2, 2020, between GLOBALFOUNDRIES U.S. Inc. and Soitec S.A. (incorporated by reference to Exhibit 10.4 of the Registrant’s Registration Statement on Form F-1 (File No. 333-260003) filed with the SEC on October 4, 2021)

4.9†
Amended and Restated Exhibit 3 to the Long Term Addendum, dated July 1, 2021, between GLOBALFOUNDRIES U.S. Inc. and Soitec S.A. (incorporated by reference to Exhibit 10.5 of the Registrant’s Registration Statement on Form F-1 (File No. 333-260003) filed with the SEC on October 4, 2021)

4.10†
Amendment #1 to the Amended and Restated Exhibit 3 to the Long Term Addendum, dated September 11, 2017 between GLOBALFOUNDRIES U.S. Inc. and Soitec S.A. (incorporated by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F (File No. 001-40974) filed with the SEC on April 14, 2023)

4.11†
2023 Addendum to Materials Supply Agreement, dated November 10, 2022, between GLOBALFOUNDRIES U.S. Inc. and Soitec S.A. (incorporated by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F (File No. 001-40974) filed with the SEC on April 14, 2023)

4.12*†	Addendum to Materials Supply Agreement, dated December 14, 2023, between GLOBALFOUNDRIES U.S. Inc. and Soitec S.A.
4.13
Term Loan Facility Agreement, dated September 3, 2021, between GLOBALFOUNDRIES Singapore Pte. Ltd., the Company and Economic Development Board (incorporated by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form F-1 (File No. 333-260003) filed with the SEC on October 4, 2021)

4.14
2019 Revolving and L/C Facilities Agreement, dated October 18, 2019, between the Registrant and Citibank, N.A., London Branch and DBS Bank Ltd.(incorporated by reference to Exhibit 4.11 of the Registrant’s Annual Report on Form 20-F (File No.001-40974) filed with the SEC on March 31, 2022)

47

4.15
2020 Amendment Agreement to Revolving and L/C Facilities Agreement, dated November 11, 2020, between Registrant and Bank of America, N.A., Citibank, N.A., DBS Bank Ltd. and JPMorgan Chase Bank, N.A, Intesa Sanpaolo S.p.A., London Branch, Morgan Stanley Senior Funding, Inc., Deutsche Bank AG, ING Bank, Commerzbank AG and Credit Suisse AG, Cayman Islands Branch (incorporated by reference to Exhibit 4.12 of Registrant’s Annual Report on Form 20-F (File No.001-40974) filed with the SEC on March 31, 2022)

4.16
2021 Amendment to Revolving and L/C Facilities Agreement, dated October 13, 2021, between Registrant and Bank of America, N.A., DBS Bank Ltd., Intesa Sanpaolo S.p.A., London Branch, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Citibank, N.A., Deutsche Bank AG, Credit Suisse AG, Cayman Islands Branch, HSBC Bank USA, National Association and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.13 of Registrant’s Annual Report on Form 20-F (File No.001-40974) filed with the SEC on March 31, 2022)

4.17*	2023 Amendment Agreement to Revolving and L/C Facilities Agreement dated June 28, 2023, between Registrant and Citibank Europe PLC, UK Branch
4.18
Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form F-1 (File No. 333-260003) filed with the SEC on October 4, 2021)

4.19*	2023 Form of Director and Officer Indemnification Agreement
8*	List of subsidiaries of Registrant (as of December 31, 2023)
12.1*	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a)
12.2*	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a)
13.1*	Certification pursuant to Rule 13a-14(b)/15d-14(b) and 18 U.S.C. §1350
15.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
15.2*	Letter of KPMG LLP to the Securities Exchange Commission
97*	Compensation Recoupment Policy
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*    Filed herewith.
†Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit have been omitted by means of marking such portions with asterisks [***] as the identified confidential information is both (i) not material and (ii) is the type that the registrant treats as private or confidential.

48

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLOBALFOUNDRIES Inc.

Date: April 29, 2024	By:	/s/ John Hollister
	Name:	John Hollister
	Title:	Chief Financial Officer

49