Form 20-F
period 2024-12-31
GLOBALFOUNDRIES Inc.
filed 2025-03-20
CIK 1709048

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_________________________
FORM 20-F
_________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
As of December 31, 2024, 552,912,823 ordinary shares, par value US$0.02 per share, were outstanding.
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
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. Important factors that could cause those differences include, but are not limited to:
•general global economic and geopolitical conditions, including impacts and uncertainty from trade disputes and tariffs on goods imported to the United States and goods exported to other countries;
• the cyclical nature, volatility and seasonality of the semiconductor and microelectronics industry;
•our ability to secure and maintain design wins, particularly single-source design wins, and manage our long-term agreements (“LTAs”);
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
•developments in, or changes to, laws, regulations, governmental policies (including foreign governmental policies in response to changes to the U.S. government’s foreign policy positions), incentives and taxation affecting our operations relating to our industry; and
•assumptions underlying or related to any of the foregoing.
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
•Securing and maintaining design wins, in particular single-sourced awards, and managing our LTAs may present challenges to our business in differing demand environments.
•We depend on a small number of customers for a significant portion of our revenue and any loss of these or our other key customers, including potentially through further customer consolidation, could result in significant declines in our revenue.
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
•Overcapacity in the semiconductor industry, including prolonged periods of overcapacity beyond the periodic cyclical periods of overcapacity, could have a material adverse effect on our revenue, earnings and margins.
•If we are unable to compete effectively with other sophisticated players in the highly competitive foundry segment of the semiconductor industry, we may lose customers and our profit margins and earnings may decrease.
•Our competitors and Integrated Device Manufacturers (“IDMs”) have commenced or announced expansions and may continue to expand in the United States, Europe and Singapore, which could materially and adversely affect our competitive position.
•The semiconductor industry is capital-intensive and, if we are unable to invest the necessary capital to operate and grow our business, we may not remain competitive.
•We receive subsidies and grants in certain countries and regions in which we operate, and a reduction in the amount of governmental funding available to us, demands for repayment and/or other contractual restrictions related to government grants could increase our costs, affect our results of operations, and limit our flexibility to pursue changes in business strategy or transactions that may increase shareholder value.

•Strong government support in China for their domestic capacity expansion, combined with strained economic relations with that country, could lead to underutilization or significant ASP erosion for our fabrication facilities (“fabs”).
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
•We may not achieve all of the expected benefits of strategic optimization efforts undertaken from time to time, which may have a material adverse effect on our business, operations, financial condition and results of operations.
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
•Our profit margin may substantially decline if we are unable to continually improve our manufacturing yields, maintain stable shipment utilization or fail to optimize the process technology mix of our wafer production.
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
•The increasing risk of cyberattacks and other data security breaches requires us to incur significant costs to maintain the security of our networks and data, and, in the event of such breaches, may expose us to liability, adversely affect our operations, damage our reputation, and affect our net revenue and profitability, and our efforts to combat breach and misuse of our systems and unauthorized access to our data may not be successful.
•If we are unable to successfully deploy artificial intelligence and machine learning (“AI/ML”) across our products and services and our business operations and adequately anticipate and account for legal, regulatory and social developments in the AI/ML space, we may become less competitive against our peers and we may incur significant costs that do not provide us with commensurate returns.
•Certain of our debt agreements contain covenants that may constrain the operation of our business, and our failure to comply with these covenants could materially and adversely affect our results of operations, financial condition, business and prospects.
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

Risks Related to Strategic Transactions
•We may make strategic transactions, and such transactions may introduce significant risks and uncertainties, including risks related to integrating the acquired companies, assets or businesses.
Political, Regulatory and Legal Risks
•We are subject to governmental export and customs compliance requirements that could impair our ability to compete in international markets or subject us to liability if we violate the controls.
•We have been, and may in the future be, subject to litigation that could result in substantial costs, divert or continue to divert management’s attention and resources, and materially and adversely affect our results of operations, financial condition, business and prospects.
Risks Related to Our Status as a Controlled Company and Foreign Private Issuer
•Our majority shareholder, Mubadala Investment Company PJSC (“Mubadala”), will continue to have substantial control over the Company, which could limit our ability to influence the outcome of key transactions, including a change of control, and otherwise affect the prevailing market price of our ordinary shares.
•We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules but are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.
Risks Related to Operating as a Public Company
•Our management has identified material weaknesses in our internal control over financial reporting (“ICFR”) and has concluded that our ICFR was not effective as of December 31, 2024, which may have a material adverse effect on our results of operations and financial condition for future periods.
Risk Factors
Risks Related to our Business and Industry
General global economic and geopolitical conditions could materially and adversely affect our results of operations, financial condition, business and prospects.
The semiconductor industry relies on a global supply chain and is considered strategically important by major trading countries, including the United States, China, and countries in the European Union (“EU”). Political, economic and financial crises have in the past negatively affected and in the future could negatively affect the semiconductor industry and its end markets. Our business may also be materially affected by the impact of geopolitical tensions and related actions. Recently, there have been political and trade tensions among and between a number of the world’s major economies, most notably in our industry between the United States and China, with Taiwan implicated in the tensions, the possible spillover hostilities between Russia and other nearby member nations of the North Atlantic Treaty Organization and, more recently, the tensions in the Middle East, as well as others. These tensions have resulted in the implementation of trade barriers, including the use of economic sanctions and export control restrictions against certain countries and individual companies. For example, since 2022, the United States has been significantly increasing U.S. export controls on semiconductor manufacturing equipment, artificial intelligence and advanced computing products. In 2023, the United States added to the restrictions in all three areas and also worked with Japan and the Netherlands to align on additional restrictions on semiconductor manufacturing equipment. During this time and continuing throughout 2024, the United States has increasingly added Chinese companies to prohibited/entity lists. In response, China has restricted U.S. access to certain minerals and has blocked certain companies that provide products to Taiwan's military from selling products in China. China has imposed tariffs or scrutiny on the importation of foreign chips, particularly in sensitive sectors like telecommunications and national security. In addition, China banned operators of key domestic infrastructure from purchasing products from U.S. memory chip producer Micron Technology, noting that Micron’s chips pose “serious network security risks.” China has also announced its intention to phase out use of Intel and AMD processors from Chinese government computers and servers. In addition to these national security related measures, China has implemented measures to promote domestic chip production and reduce reliance on foreign technology, including pursuant to initiatives such as the "Made in China 2025" program, by providing significant support to domestic semiconductor companies, including foundries and IDMs. Failure to clear Chinese regulatory hurdles has also caused a number of merger and acquisition transactions to collapse, including the defunct Intel-Tower Semiconductor transaction.
In January 2025, the Commerce Department Bureau of Industry and Security (“BIS”) imposed an interim final rule to control the export of items that exceed a specific Total Process Performance that enables artificial intelligence (“AI”) and high-performance computing. This places the burden on us as a Trusted Foundry to ensure physical goods, regardless of the ship to location, are appropriately reported to BIS to track potential diversion of semiconductor chips that enable military and surveillance applications in countries like China.

The United States has also imposed significant tariffs on goods from some of our trading partners, and more significant tariffs continue to be threatened, which could impact the Company’s business and financial results. In December 2024, the Office of the U.S. Trade Representative initiated another investigation under Section 301 of the Trade Act of 1974 into “China’s Targeting of the Semiconductor Industry for Dominance.” Depending on the results of this investigation, it is possible that the United States could impose new, significant tariffs on Chinese origin goods, in addition to existing Section 301 tariffs on Chinese origin goods. On February 1, 2025, President Trump also signed executive orders imposing tariffs on almost all Canadian, Mexican and Chinese-origin goods. As it currently stands, general 10% tariffs on Chinese-origin goods went into effect on February 4, 2025, which were subsequently increased to 20% on March 4, 2025. With existing Section 301 tariffs in effect, current rates of special duties on Chinese-origin goods in addition to general rates of duty are up to 70% for certain products. Separately, 25% tariffs on most Mexican and Canadian origin goods went into effect on March 4, 2025, except for goods qualifying for preferential treatment under the U.S.-Mexico-Canada Agreement (“USMCA”) which were delayed until April 2, 2025.
Additionally, on February 10, 2025, President Trump issued proclamations imposing and expanding 25% tariffs under Section 232 of the Trade Expansion Act of 1962 on imported steel and aluminum products, including numerous steel and aluminum derivative items, which took effect on March 12, 2025. The derivative tariffs will only impact the aluminum content of the imported item. The proclamations re-imposed Section 232 steel and aluminum tariffs on all countries that previously received exemptions under the prior Section 232 steel and aluminum proclamations. In addition to the actions already taken, the second Trump administration has expressed a strong desire to impose new tariffs, or further increase other existing tariffs, including the imposition of sweeping “reciprocal” tariffs on all countries that impose duties on U.S.-origin goods. The administration has also alluded to further changes in laws or policies governing the terms of foreign trade, and in particular increased trade restrictions, tariffs or taxes on imports from countries where we manufacture products. Various foreign governments, such as those of Canada and China, have already imposed retaliatory tariffs in response to the new actions of the administration. Both countries have threatened further retaliatory tariffs if the administration continues to impose new tariffs, or fails to rescind those already imposed. The new tariffs already introduced, and any further actions taken by the administration or in response to the administration’s imposition of tariffs and trade restrictions, could have a material adverse effect on our business and financial results.
The ultimate impact of the announced tariffs or foreign trade related restrictions and any future tariffs will depend on various factors, including the scope of the actions and any retaliatory actions taken by foreign governments to the tariffs. To date, there have been limited exceptions and exclusions from these tariffs. If we cannot find ways to mitigate the potential impacts from these tariffs successfully or in a timely manner, these additional tariffs and policies could have a significant impact on our business and operating results, specifically due to actions imposed on China and any potential tariffs that may be imposed on Europe, where GF has subsidiaries and significant business activities. Although we have historically relied on the benefits afforded under the Information Technology Agreement (“ITA”), which is enforced by the World Trade Organization and eliminates general tariffs on certain information and communication technology products, there is no guarantee that the ITA can be relied upon to obtain duty-free status for products that are otherwise subject to the additional special tariffs proposed by the new U.S. presidential administration. The exact magnitude of any potential impact remains uncertain, as there may be further changes to tariffs and policies and, consequently, potential increased tension between the United States and targeted countries.
Violations of these economic sanctions and export control restrictions, even if unintentional (e.g., due to inadvertent administrative error), can result in significant civil and criminal penalties. Additionally, certain violations, even if unintentional or not reasonably known to us at the time of the violation, have constituted or could in the future constitute a breach of covenants in our debt agreements that could result in an event of default under such agreements, which could significantly negatively impact our liquidity and ability to fund our operations. For example, in 2024 the BIS imposed a civil penalty against the Company in relation to certain inadvertent shipments of legal, mature node products to a firm on the BIS Entity List without a license, in breach of certain BIS regulations. The inadvertent shipments resulted from a data entry error that prevented our trade compliance software from flagging the prohibited shipments. While the resulting penalty was not material in amount, the breach did result in events of default under certain of our debt agreements. Although our lenders agreed to waive the defaults, there is no guarantee that we will always be able to obtain default waivers, and any inability to obtain such default waivers in the future could materially and adversely affect our results of operations, financial condition, business and prospects.

These trade barriers have had a particular impact on the semiconductor industry and related markets. Prolonged or increased use of trade barriers may result in a decrease in the growth of the global economy and semiconductor industry and could cause turmoil in global markets, which in turn often results in declines in our customers’ electronic products sales and could decrease demand for our products and services. Also, any increase in the use of economic sanctions, export control restrictions or retaliatory state actions to target certain countries, industries and/or companies could impact our ability to continue supplying products and services to customers and our customers’ demand for our products and services, and could disrupt semiconductor supply chains. The ongoing conflict between Russia and Ukraine has created uncertainty regarding supply of materials needed for our operations (including natural gas), particularly in Europe where we have manufacturing operations in Germany and offices in Bulgaria, as well as our customers’ potential sales of electronic products and components to customers in Russia. More recently, the conflict between Israel and Hamas and related conflicts in the region have disrupted shipping through the Red Sea, which could cause shipping delays and increase costs for materials needed for our operations. These conflicts have created uncertainty about broader impacts that economic sanctions, export control restrictions and continued geopolitical uncertainty may have on global supply chains and markets generally.
Any current and future systemic political, economic or financial crisis or market volatility, including interest rate fluctuations, inflation or deflation, recession and changes in economic, trade, fiscal and monetary policies in major economies, could cause revenue or profits for us or the semiconductor industry as a whole to decline dramatically. If the economic conditions in the markets in which our customers operate or the financial condition of our customers were to deteriorate, the demand for our products and services may decrease and impairments, write-downs and other accounting charges may be required, which could reduce our operating income and net income (loss). Further, in times of market instability, sufficient external financing, including equity capital, debt financing, customer prepayments and government subsidies, may not be available to us on a timely basis, on commercially reasonable terms or at all. If sufficient external financing is not available when we need such financing to meet our demand-driven capital requirements, we may be forced to curtail expansion, modify plans and delay the deployment of new or differentiated technologies, products, or services until we obtain such financing. Further escalation of trade tensions, the increased use of economic sanctions or export control restrictions or any future global systemic crisis or economic downturn could materially and adversely affect our results of operations, financial condition, business and prospects.
Reductions in demand and ASPs for our customers’ end products (e.g., consumer electronics) and prolonged inflationary market environments may decrease demand for our products and services and could materially and adversely affect our results of operations, financial condition, business and prospects.
The substantial majority of our revenue is derived from customers who use our products in intelligent and highly connected devices in markets such as Smart Mobile Devices, Home and Industrial internet of things (“IoT”), Communications Infrastructure & Datacenter, and Automotive. A deterioration or a slowdown in the growth of such end markets, due to, among other things, a potential recession and/or prolonged inflation, resulting in a substantial decrease in the demand for overall global semiconductor foundry services, including our products and services, could adversely affect our revenue and profit margins. Semiconductor manufacturing facilities require substantial investment to construct and are largely fixed-cost assets once they are in operation. Because we own our manufacturing facilities, a significant portion of our operating costs are fixed. In general, these costs do not decline when customer demand or our shipment utilization rate drops, and thus declines in customer demand, among other factors, may significantly decrease our profit margins. Our costs may also increase as a result of, among other things, inflation, which may have a greater impact on our profit margins than ASPs. In the past, there have been periods of sustained decline in ASPs of our customers’ end products and applications, and such periods have sometimes coincided with periods of economic volatility, including recessions. A return to historical trends could place downward pressure on the prices of the components, including our products, that go into such end products and applications. If ASPs decline, potentially due to a recession, and our cost reduction programs and actions do not offset the decrease or our costs increase due to inflation or otherwise and are not offset by an increase in ASPs, our results of operations, financial condition, business and prospects may be materially and adversely affected.

The cyclical nature and seasonality of the semiconductor industry and periodic overcapacity make us vulnerable to significant and sometimes prolonged economic downturns.
The semiconductor industry has exhibited cyclicality in the past and, at various times, has experienced downturns from time to time, as a result of global economic conditions as well as industry-specific factors, including inventory corrections, excess capacity, price volatility in raw materials and other inputs, and changes in end-customer preferences. Fluctuations in our customers’ demand drive significant variations in order levels for our products and services and can result in volatility in our revenue and earnings. Also, increases in inflation rates or fluctuations in cross border expenses, in the markets in which we operate, as we have experienced in recent years, may affect our business by increasing costs of our manufacturing inputs and by decreasing demand for our customers’ products. Increases in inflation rates in the markets in which we operate may lead us to experience higher costs related to labor, energy, water, transportation, research and development, wafer and other raw materials costs from suppliers. Because our business is, and will continue to be, largely dependent on the requirements of both consumer and industrial high-end technology product suppliers for our services, downturns in this broad industry will likely lead to reduced demand for our products and services.
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
Over the last few years, and especially during peak periods of demand when global supply is tight, we were able to sell reserved production capacity through LTAs as opposed to shorter contracts or via more traditional purchase order based contracts. In light of current demand dynamics, our ability to enter into LTAs has diminished, and the focus of our commercial operations has shifted to building a wider funnel of potential customers across a breadth of end markets, aiming to secure more single-sourced design wins.
Notwithstanding this shift in industry dynamics, we continue to have a significant number of existing LTAs, which continue to be an important part of our strategy, for certain longer term, more durable end markets, such as automotive.
Entering into LTAs to secure supply contractually is subject to certain risks, which can be magnified in the case of unpredictable market demand, including: customers defaulting on their obligations to us, which may include significant payment obligations and customers seeking to renegotiate key terms of their contracts, such as pricing and specified volume commitments, in the event market conditions change during the contract term. Against the current backdrop of macroeconomic and geopolitical uncertainty, some customers under LTAs have requested to adjust their demand outlook downward and have sought renegotiation of their LTAs. We have renegotiated a number of LTAs with certain of our customers, as a result of which some of our LTAs now have longer commitment periods over which the customer may purchase the same volume as originally negotiated, and some of our LTAs have lower pricing or volume commitments than originally negotiated. We expect a more limited number of these discussions to continue into 2025 than in the prior year. We also face the risk that we may be unable to extend contracts when they expire and cannot backfill with additional customer demand. If we are unsuccessful in preserving the economic benefits of our existing LTAs in negotiations with our customers and we are unable to backfill that demand with customers through our design awards process, such re-negotiations could lead to a reduction of our revenue and long-term outlook.
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
We depend on a small number of customers for a significant portion of our revenue and any loss of these or our other key customers, including potentially through further customer consolidation, could result in significant declines in our revenue.
We have been largely dependent on a small number of customers for a substantial portion of our revenue. Our ten largest customers in 2024, 2023 and 2022 accounted for approximately 65%, 72% and 70% of our wafer shipment volume, respectively. We expect that a significant portion of our revenue will continue to come from a relatively limited number of customers. We cannot assure you that our revenue generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from, significant changes in scheduled deliveries to, or a decrease of products and services sold to, any of these customers could significantly reduce our revenue.
We rely on a complex silicon supply chain and breakdowns in that chain could affect our ability to produce our products and could materially and adversely affect our results of operations, financial condition, business and prospects.
We rely on a small number of suppliers for wafers, which is a key input into our products. In particular, only a limited number of companies in the world are able to produce silicon-on-insulator (“SOI”) wafers. If there is an insufficient supply of wafers, particularly SOI wafers, to satisfy our requirements, we may need to limit or delay our production, which could materially and adversely affect our results of operations, financial condition, business and prospects. If our limited source suppliers and suppliers for wafer preparation were to experience difficulties that affected their manufacturing yields or the quality of the materials they supply to us, it could materially and adversely affect our results of operations, financial condition, business and prospects. In particular, we depend on Soitec S.A. (“Soitec”), our largest supplier of SOI wafers, for the timely provision of wafers in order to meet our production goals and obligations to customers. Soitec supplied 61% of our SOI wafers in 2024. Our supply agreements with Soitec impose mutual obligations, in the form of capacity requirements, minimum purchase requirements and supply share percentages. We may be subject to penalties if we fail to comply with such obligations. In November 2020, we agreed with Soitec on an addendum to our original materials supply agreement to secure supply for 300 millimeter (“mm”) RF SOI, partially depleted SOI and Silicon Photonics (“SiPh”) wafers, which we extended in subsequent years until 2023. In October 2024, we agreed with Soitec on an addendum to our materials supply agreement to secure supply for 300mm RF SOI and FD Products until 2026 and, subject to certain conditions, until 2030. In order to secure attractive pricing, we have undertaken risk purchases of raw wafers ahead of customer demand, risking the build up of excess inventory. If we are unable to obtain 300mm SOI wafers from Soitec for any reason, we expect that it would take us an extended period to find a replacement supplier on commercially acceptable terms. While we are in the process of developing relationships with alternate suppliers, we do not expect to be able to acquire a significant amount of SOI wafers from those suppliers in the near term, and there is no assurance that we will ever be able to do so.
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
Some of our customers may alter their process technology roadmaps and adopt single-digit nanometer manufacturing technologies (e.g., 3nm, 5nm, 7nm) faster than their original plans. Some original equipment manufacturers may develop their own in-house application-specific ICs, cut out the fabless GF customer and adopt a different foundry strategy. If this happens and we are unable to offset with additional revenue from existing and new customers in the technology offerings we do provide, our results of operations, financial condition, business and prospects may be materially and adversely affected.

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
Overcapacity in the semiconductor industry, including prolonged periods of overcapacity beyond the periodic cyclical periods of overcapacity, could have a material adverse effect on our revenue, earnings and margins.
The prices that we can charge our customers for manufacturing services are significantly related to the overall worldwide supply of integrated circuits (“ICs”) and semiconductor products. The overall supply of semiconductors is based in part on the capacity of other companies, which is outside of our control. For example, we and some other companies, including IDMs and competitors with access to material government support, have announced plans to increase capacity expenditures. As IDMs expand internal capacity to service internal production needs, the demand from those companies for foundry services from us and other pure-play foundries may be negatively impacted as they service a higher percentage or all of their production requirements. In addition, the increased capacity and internal production. especially for prolonged periods, may allow those IDMs to more effectively compete with pure-play foundry customers in certain markets, including our customers, resulting in lower demand for pure-play foundry services in markets we serve. For example, as an IDM adds internal capacity, if it is successful in securing market share from competitors that utilize pure-play foundry services, the overall market we serve could be negatively impacted, which could result in a material and adverse effect to our results of operations, financial condition, business and prospects.
In addition, in periods of industry overcapacity, the Company may have aged construction in progress due to equipment that may not be installed until customer demand recovers. Accordingly, the Company faces the risk of potential future impairment if demand does not recover in a timely manner. In the fourth quarter 2024, GF recorded a $935 million impairment charge on the long-lived assets relating to legacy investments in production capacity at its facility in Malta, New York. See also Note 3. Summary of Material Accounting Policies and Note 8. Property, Plant and Equipment to our Annual Consolidated Financial Statements.
Additionally, some nations, including China, are investing heavily in developing additional domestic capacity for semiconductor fabrication. Starting in 2022, the U.S. implemented export controls that are intended to, among other things, prevent Chinese expansion with respect to certain semiconductor process technologies (e.g., 14/16nm FinFET and smaller technology nodes). Following the implementation of those controls, the Chinese semiconductor industry, with significant government support, has accelerated building its own foundry capacity, and shifted to focus domestic manufacturing on mature nodes (i.e., 22/28nm and larger technology nodes). China’s foundry capacity is expected to grow faster than expected demand at those nodes. This projected oversupply of capacity, if carried out as planned, will increase the industry-wide capacity and could result in long-term overcapacity in the future, including in key end markets in which we operate.

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
We believe the foundry market is comprised of five major foundries (including four scaled pure-play foundries) that accounted for the vast majority of worldwide foundry revenue in 2024. We define a scaled pure-play foundry as a company that focuses on producing ICs for other companies, rather than those of its own design, with more than $3 billion of annual foundry revenue. Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) at $90 billion of revenue in 2024 accounted for more than 50% of the total market. Other key competitors include SMIC and United Microelectronics Corporation. We also compete with the foundry operation services of some IDMs, such as Samsung Electronics Co., Ltd. (“Samsung”) and, more recently, Intel. IDMs principally manufacture and sell their own proprietary semiconductor products but may also offer foundry services. Other smaller dedicated foundry competitors include HuaHong Group, X-FAB Silicon Foundries, Tower Semiconductor Ltd., Vanguard International Semiconductor Corporation, and Powerchip Semiconductor Manufacturing Corporation. Some of our competitors may offer more advanced or differentiated technologies than we do and some have greater access to capital and substantially greater production capacity, research and development (“R&D”), marketing and other resources, including access to government subsidies and economic stimulus (including protective demand-side measures), than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.
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
•customer service and design support;
•management expertise and core engineering/technical talent;
•the ability to access integration of advanced packaging solutions; and
•strategic alliances in both the private and public sectors and geographic diversification.
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

Our competitors and IDMs have commenced or announced expansions and may continue to expand in the United States, Europe and Singapore, which could materially and adversely affect our competitive position.
TSMC, Samsung, Intel, Texas Instruments, Inc. (“Texas Instruments”) and others have commenced construction or initiated plans to develop new fabs and substantially increase their manufacturing capacity in the United States, and other competitors may seek to do likewise. Similarly, our competitors are developing or seeking to develop new fabs in Europe and Singapore (including TSMC and UMC, which have commenced construction in Dresden, Germany, and Singapore, respectively) and substantially increase their manufacturing capacity. Such expansions may increase the attractiveness of our competitors to customers who wish to utilize fabs located in the United States or Europe, use geographically dispersed suppliers or mitigate risks posed by geopolitical tensions and export controls. Further, it may lead to increased competition for funding and talent in those jurisdictions. This increased competition could materially and adversely affect our results of operations, financial condition, business and prospects.
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
Subject to market requirements and customer demand as well as receipt of expected government funding, among other factors, GF plans to invest more than $12 billion over the next 10 or more years across our Fab 8 facility and our Fab 9 facility. While GF intends to begin work as soon as reasonably possible, there is no guarantee at this time as to when GF will be able to start work and how (or to what degree) the total $12 billion investment will be allocated to each year over the next 10 or more years (or that the total amount actually invested will be $12 billion or more). GF intends to execute such investments through public-private partnerships with support from the federal and state governments as well as from its ecosystem partners, including anticipated key strategic customers, but such plans are subject to GF receiving such support in the manner and on the timelines expected, and may be subject to change. There can be no assurance these projects will not be delayed or otherwise impacted if we are unable to secure the funding we expect. In the event we have invested a substantial portion of our expected $12 billion into these projects and we are not able to receive the governmental funding described above (or if they seek to recover any subsidies or grants from us), these projects may be indefinitely delayed until we can secure sufficient funding to complete them, and we may not see returns on our $12 billion investment until we do. See the following Risk Factor for more details.

We receive subsidies and grants in certain countries and regions in which we operate, and a reduction in the amount of governmental funding available to us, demands for repayment and/or other contractual restrictions related to government grants could increase our costs, affect our results of operations, and limit our flexibility to pursue changes in business strategy or transactions that may increase shareholder value.
As is the case with other large semiconductor companies, we receive subsidies and grants from governments in certain countries and regions in which we operate. In response to increased geopolitical tensions, national security and supply chain concerns, the United States and the European Union have implemented new semiconductor industry incentive programs. For example, the United States enacted the Creating Helpful Incentives to Produce Semiconductors for America and Science Act of 2022 (the “CHIPS and Science Act”) and the European Union approved the European Chips Act in 2023 (see also Note 3. Summary of Material Accounting Policies to our Annual Consolidated Financial Statements). These programs represent potentially significant new sources of government funding for capital and R&D investment for our industry, that we and various participants in our industry hope to benefit from. The CHIPS and Science Act provided for a 25% investment tax refund and appropriated $52 billion in grants to support the domestic semiconductor industry, of which $39 billion was earmarked for manufacturing capacity expansion. The EU has enacted the European Chips Act, which is intended to provide, through its member states, significant funding to strengthen the EU’s semiconductor industry. Historically, we have benefited from these kinds of government programs (albeit to a lesser extent than others in our industry), and we intend to continue to benefit from government programs to help fund our expansion efforts.
Starting in 2023, GF began benefiting from the CHIPS and Science Act, and has sought a refund for the advanced manufacturing investment tax credit under Internal Revenue Code Section 48D on its 2023 U.S. federal income tax return, and GF anticipates continuing to benefit from this law going forward, which should help subsidize 25% of all capital investment made by us in the U.S., at our Fab 8 and Fab 9 facilities, in the States of New York and Vermont, respectively.
In November 2024, the Company entered into a direct funding agreement (the “Direct Funding Agreement”) with the U.S. Department of Commerce for up to $1.5 billion in planned direct funding of Company projects in Malta, New York, and Burlington, Vermont, under the CHIPS and Science Act. These projects will enable us to expand and create new manufacturing capacity and capabilities to securely produce more essential chips for automotive, IoT, aerospace, defense, and other vital markets. The proposed funding will support three GF projects: expansion of our existing Fab 8 facility, construction of a new state-of-art fab on the Fab 8 campus, and modernization of our Fab 9 facility in Burlington, Vermont. The Direct Funding Agreement contains detailed milestones we must achieve in order to receive funds, including with respect to, among others, capital expenditures, process technology development or process transfer and facility completion. It also contains restrictions with respect to certain “change of control” transactions, expansion of manufacturing capacity in certain countries, joint research or technology licensing in certain countries, as well as dividends and share repurchases. In support of the two Fab 8 projects, the State of New York also announced that it intends to provide $575 million in planned direct funding.
In January 2025, an additional $75 million was added to the Direct Funding Agreement to support GF’s plans to create a new center for advanced packaging and testing of essential chips in Malta, New York. The State of New York intends to provide up to $20 million in new support for the new center.
We may be unable to secure this or other government funding at the levels we expect or at all, and the availability of government funding is outside our control. Moreover, should we terminate or fail to commence any activities or operations, fail to comply with contractual restrictions, or fail to achieve milestones related to government funds that we receive or upon which government funds have been conditioned, or should the government’s objectives with respect to government funding of semiconductor manufacturing change, we may face adverse consequences. In particular, government agencies could seek to recover subsidies or grants from us, seek repayment of loans or grants, could cancel, reduce or deny our requests for future subsidies or grants, or otherwise seek to modify the conditions for our receipt of anticipated subsidies or grants. This could materially and adversely affect our results of operations, financial condition, business and prospects, limit our flexibility to pursue changes in business strategy or enter into certain transactions favorable to our shareholders.

Strong government support in China for their domestic capacity expansion, combined with strained economic relations with that country, could lead to underutilization or significant ASP erosion for our fabs.
The Chinese government has invested heavily in its indigenous semiconductor manufacturing, and has continued to promote the expansion of fabrication capacity for semiconductors. This has contributed to and may continue to lead to overcapacity and increased competition, in particular in the current and legacy node market. China’s decision to build capacity for China, to be sourced primarily from indigenous suppliers, will likely have the dual effect of limiting the Chinese market for other global suppliers like us and significantly increasing the competition we face globally. We have a material amount of direct business in China, and if we cannot adequately compete with Chinese semiconductor manufacturers, our market share in China could be impacted, which could result in a material impact to our business and financial performance. The United States has implemented export controls that are intended to, among other things, prevent Chinese expansion with respect to certain semiconductor process technologies (i.e., 16nm/14nm FinFET and smaller technology nodes). Following the implementation of those controls, the Chinese semiconductor industry, with significant government support, has accelerated building its own foundry capacity, and shifted to focus domestic manufacturing on mature nodes (i.e., 28nm and larger technology nodes), and China's foundry capacity is expected to grow faster than expected demand at those nodes. This projected oversupply of capacity, if carried out as planned, will increase the industry-wide capacity and could result in overcapacity in the future and our business performance and financial results may be materially impacted. Further, the business we do around the world outside of China, in markets in which Chinese semiconductor manufacturers are our direct competitors, also represents a significant portion of our business. If we are unable to keep up with competition from such Chinese manufacturers, our market share in jurisdictions outside of China could also be impacted as they work to saturate the market, which could materially impact our business and financial performance.
Further, there can be no assurance that the tightening of export controls and other countermeasures (e.g., tariffs) established by the U.S. government and other governments will meaningfully limit China’s semiconductor manufacturing supply to current or mature nodes in the long term. To the extent any such measures are put in place, not only may they be ineffective, but may also heighten the potential risk to our business of retaliatory measures. See “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to our Business and Industry—Global economic and geopolitical conditions could materially and adversely affect our results of operations, financial condition, business and prospects.” Any changes or further developments (many of which would be outside our control and ability to adequately predict with any certainty) may make it more difficult for us to retain existing and obtain new customers, may result in material reductions in ASPs, and may have material impacts on our business operations, financial performance, and strategy.
We may not be able to implement our planned growth and development or maintain the differentiation of our solutions if we are unable to recruit and retain skilled technical personnel, key executives and managers.
We rely on the continued services and contributions of our skilled technical and professional personnel and management team as we continually update and advance our technologies offerings to attract additional business from new and existing customers. In this industry, the competitive pressures to find and retain the most talented personnel are intense and constant. The sources for highly skilled talent in the industry are often well-known and pursued by competitors for talent, including IDMs. With the rapid pace of technological and business change, we must have the right mix of skilled workers at all times, which requires constant attention to our employees’ skill-set and providing adequate training and other educational opportunities to both allow for growth and advancement of our highly educated workforce. Our business could suffer if we are unable to fulfill and sustain resource requirements with qualified individuals in required positions globally. Fulfilling new resource needs on a timely basis continues to be a challenge in this highly competitive market for semiconductor talent. Competition for talent is particularly high both in locations where we and our competitors have operations and in locations where our competition is hiring in anticipation of planned expansion. Competition for talent exists in all of our operating regions, at all levels, emphasizing the importance of strong employee retention, and if we fail to attract and retain highly skilled talent or provide adequate opportunities for further training and professional development, our business and results of operations could be materially adversely impacted.
Sales to government entities and highly regulated organizations are subject to a number of challenges and added risks, and our failure to comply with these heightened compliance requirements, or effectively manage these challenges or risks, could impact our operations and financial results.
We currently sell to the U.S. federal government and to customers in highly regulated industries, and may sell to state and local governments and to foreign governmental agency customers in the future. Sales to such entities are subject to a number of compliance challenges and risks, including regarding access to and required protection of classified information. Failure to comply with our Foreign Ownership, Control or Influence agreements could lead to a loss of our security clearance and, therefore, certain government business and reputational harm. Selling to governmental and highly regulated entities can be highly competitive, expensive and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government contracting requirements may change and in doing so restrict our ability to sell into the government sector until we have attained any revised necessary certification or authorization. Government demand and payment for our products and services are affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products and services. Such sales are made more difficult by the fact that many of our product design and life cycles are very long, compared to public fiscal budget calendars.

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
Certain of our government contracts require us to notify the applicable governmental agency and discuss options with the governmental agency before making certain potential transfers of intellectual property developed under those contracts, and certain of our government contracts impose specific limitations on our use and licensing of certain of our intellectual property. Additionally, production of sensitive, export-controlled products for governmental and highly regulated entities requires adherence to strict export and security controls. In the event of a breach or other security event involving one of these products, which may be unintentional, we have been and may in the future be subject to investigations to determine the extent and impact to such products, regulatory proceedings, litigation, mitigation and other actions, as well as penalties, fines, increased insurance premiums, indemnification expenditures and administrative, civil and criminal liabilities, breach of covenants under our existing debt agreements, and reputational harm, each of which could negatively impact operations for multiple products and future business, cause production and sales delays and materially and adversely affect our results of operations, financial condition, business and prospects.
Additionally, recently proposed policy changes due to the change in the U.S. presidential administration could shift the requirements of government procurement policies. The increase of trade restrictions as well as concerns related to the implementation of tariffs may negatively impact sourcing decisions or customer demand, which could significantly impact our financial performance.
We may not achieve all of the expected benefits of strategic optimization efforts undertaken from time to time, which may have a material adverse effect on our business, operations, financial condition and results of operations.
In order to achieve maximum efficiency in our business processes, we are continually realigning our business and strategic priorities and from time to time we engage in strategic optimization efforts. These global efforts may include, but are not limited to, driving a high-performance culture through vigorous performance management, reevaluating partnerships and resources such as leased workspaces and engagement of consultants for strategic support, and dynamic analysis of organizational structure, labor costs, and the number of full-time employees.
During the ongoing implementation of our strategic optimization efforts, it is possible that we may not be able to maintain all the cost savings and benefits that are anticipated in connection with such efforts, and they may present a number of significant risks, including:
•actual or perceived disruption of our manufacturing and/or delivery processes;
•inadvertent triggering of mass layoff obligations, such as under federal or state Worker Adjustment and Retraining Notification (“WARN”) provisions;
•failure to meet terms and conditions of government grants or funding, such as net jobs creation targets;
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
Any outbreak of contagious disease may disrupt our ability to adequately staff our business and may generally disrupt our operations and cause significant fluctuations in demand for our products and services, which could in turn cause uncertainty for our capacity planning, production delays and reduced workforce availability. Generalized outbreaks of contagious diseases may slow economic growth, including in regions of the world where we, our customers and suppliers operate, and can negatively impact the global supply chain, market and economies. We have significant operations in the United States, Europe, and Singapore, including supply chain and manufacturing facilities and sales and marketing channels and information technology (“IT”) design and other support services in these regions as well as in other countries, including Japan, India, Taiwan and China.
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
Because we own and operate high-tech manufacturing facilities, our operations have high costs that are fixed or difficult to reduce in the short term, including our costs related to utilization of existing facilities, facility construction and equipment, R&D, and the employment and training of a highly skilled workforce. Additionally, in the past we concentrated and, in the future may concentrate, some of our fabs on certain technologies and/or products. However, this strategy exposes us to the risk that our operations, including our utilization rate for entire fabs, may be severely impacted if there is a sudden or prolonged downturn in demand for those technologies and/or products, particularly if we are unable to predict such downturn sufficiently in advance to pivot our operations. See Notes 3. Summary of Material Accounting Policies and 8. Property, Plant and Equipment to our Annual Consolidated Financial Statements. Additionally, we may struggle to diversify the technologies and/or products of some of our fabs in a cost-effective and timely manner. To the extent demand decreases, capacity does not increase in time to meet demand or we fail to forecast demand accurately, we could be required to write off inventory or record underutilization charges, which would lower our gross margin. To the extent any demand decrease is prolonged, our manufacturing capacity could be underutilized, and we may be required to write down our long-lived assets, which would increase our expenses. In addition, deployment of capital for new capacity projects occurs prior to full factory utilization. Consequently, increases in depreciation could be misaligned with planned revenue growth until the factory achieves full utilization, which could materially and adversely affect our operations and financial results. We may also be required to shorten the useful life of under-used facilities and equipment and accelerate depreciation.
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
•failure of Manufacturing Execution Systems or automatic transportation systems;
•unexpected breakdowns in manufacturing equipment and/or related facilities;
•disruptions in connection with changing, transferring or upgrading our process technologies;
•electrical power outages and disruptions;
•raw materials shortages and impurities; and
•delays in delivery or shortages of spare parts used in the maintenance of our equipment.
If the above issues recur or we face similar challenges in the future, we may suffer delays in our ability to deliver our products, which could have a material and adverse effect on our results of operations, financial condition, business and prospects. In addition, we cannot guarantee that we will be able to increase our manufacturing capacity and efficiency in the future to the same extent as in the past. If the above issues recur or we face similar challenges in the future, our ability to expand or ramp production as planned may be delayed. Additionally, if we are unable to offset increases in the costs of key inputs to fabs (including raw materials, electric power and water) through cost reduction programs, the cost increases could materially and adversely affect our results of operations, financial condition, business and prospects.

We are subject to risks associated with the development and implementation of new manufacturing technologies.
Production of ICs is a complex process. We are continually engaged in the development of new manufacturing process technologies and features. Forecasting our progress and schedule for developing new process technologies and features is challenging, and at times we encounter unexpected delays due to the complexity of interactions among steps in the manufacturing process, challenges in using new materials, and other issues. We may expend substantial resources on developing new technologies that are ultimately not successful, or on existing technologies that are then determined to no longer be in line with our long-term business strategy, which may result in our recognizing significant impairment charges. Diagnosing defects in our manufacturing processes often takes a long time, as manufacturing throughput times can delay our receipt of data about defects and the effectiveness of fixes. We are not always successful or efficient in developing or implementing new technologies and manufacturing processes.
Our profit margin may substantially decline if we are unable to continually improve our manufacturing yields, maintain stable shipment utilization or fail to optimize the process technology mix of our wafer production.
Our ability to maintain our profit margin depends, in part, on our ability to:
•maintain stable shipment utilization;
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
Our manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields, product performance or productivity. Minute impurities or other difficulties in the manufacturing process can lower yields. Further, at the beginning of each semiconductor technological upgrade, the manufacturing yield utilizing the new technology may be lower than the yield under current technology. Our manufacturing efficiency is an important factor in our profitability, and there can be no assurance that we will be able to maintain our manufacturing efficiency or increase manufacturing efficiency to the same extent as our competitors.
We may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, upgrading or expanding our existing facilities, transferring technologies between our sites or introducing new manufacturing materials (e.g., Gallium Nitride (“GaN”)).
If we are unable to obtain adequate supplies of raw materials in a timely manner and at commercially reasonable prices, our revenue and profitability may decline.
Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases, chemicals and photoresist, on a timely basis and at commercially reasonable prices, many of which are not commodities easily replaced with substitutions. In the past, shortages in the supply of some materials, whether by specific vendors or by the industry generally, have resulted in occasional industry-wide price adjustments and delivery delays. Moreover, major natural disasters, trade barriers and political or economic turmoil occurring within the country of origin of such raw materials may also significantly disrupt the availability of such raw materials or increase their prices. Further, since we procure some of our raw materials from sole-sourced suppliers, including raw materials that are significant to our production operations, there is a risk that our need for such raw materials may not be met or that back-up supplies may not be readily available. In addition, escalating trade tensions between the United States and China, as well as the conflict in Ukraine, have resulted in, and could further exacerbate, substantial price volatility and reduced availability of raw materials, including rare earth metals and natural gas used in our products or in our production operations. Similar price volatility risks may be presented by the conflict in Israel and its potential expansion. Tariffs, including those imposed by the new U.S. presidential administration on imports from China, Mexico and Canada, the global 25% tariff on steel and aluminum imports and the retaliatory tariffs imposed by other countries, sanctions, export controls, other non-tariff barriers, and other measures undertaken by state actors due to global or local economic conditions could also affect material cost and availability. If the availability of such raw materials is disrupted, manufacturing lines may be stopped or significantly disrupted, impacting our supply chain, which could materially and adversely affect our results of operations. From time to time, including recently, we are advised of shortages of raw materials that could impact our operations. We currently are seeking, and in the future will continue to seek, alternative suppliers and substitute materials and work closely with our existing vendors to support their efforts to provide us with uninterrupted supply. Failure to obtain adequate supplies could result in our being unable to meet commitments under our contracts with customers, which could expose us to substantial liquidated damages and other claims, which could materially and adversely affect our results of operations, financial condition, business and prospects. Further, in order to assure supply and control costs, GF may enter into long-term supply agreements that cause us to rely on customer demand meeting expectations in order for us to meet our contractual commitments and achieve expected financial results.

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
Certain energy products (e.g., electricity, natural gas, petroleum) and water, necessary for our production operations, have recently experienced and may continue to experience substantial price volatility, including related to shortages or political or economic instability, in regions where we operate our fabs. We have recently experienced and may continue to experience increases in electricity costs, particularly in Dresden, Germany and Singapore. Electricity costs may fluctuate as a result of various factors. For example, climate change is increasing governmental regulation, which could impact costs. In Vermont, all industries are now required to seek renewable sources of energy, which may result in increased costs to secure supply suitable for the sensitive equipment our production facilities require. Additionally, the conflict in Israel, especially if it expands throughout the Middle East, may result in substantial volatility of oil prices, which could impact all our sites worldwide. Hedging transactions for many of these materials and other inputs are not always available to us, or are not always available on terms we believe are commercially acceptable. Hedges that we enter into with respect to certain inputs, such as electricity, oil, or alternative energy supplies we may seek to secure, may not be effective to avoid disruptions to our manufacturing operations. Additionally, once our prices with a customer are negotiated, we are generally unable to revise pricing with that customer until our next regularly scheduled price adjustment. As a result, if market prices for essential components increase, we may be unable to pass the price increases through to our customers for products purchased under an existing agreement. Consequently, we are exposed to the risks associated with the volatility of prices for these components and our cost of revenue could increase and our gross margins could decrease in the event of price increases.
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
The increasing risk of cyberattacks and other data security breaches requires us to incur significant costs to maintain the security of our networks and data, and, in the event of such breaches, may expose us to liability, adversely affect our operations, damage our reputation, and affect our net revenue and profitability, and our efforts to combat breach and misuse of our systems and unauthorized access to our data may not be successful.
In the ordinary course of our business, we maintain a large amount of sensitive data on our networks, including our and our customers’ intellectual property and proprietary or confidential business information relating to our business and that of our customers and business partners. Our and our service providers’ IT and computer systems store and transmit customer information, trade secrets, corporate data and personal information, and are otherwise essential to the operation of our production lines, which may make us a target for cyberattacks. The secure maintenance of this information is critical to our business and reputation. In addition, our accreditation as a Trusted Foundry by the Defense Microelectronics Activity and our processing of sensitive information has in the past and may continue to make us an attractive target for attacks, including industrial or nation-state espionage, organized criminals, and terrorist cyberattacks. Further, we depend on our employees and the employees of our service providers to appropriately handle confidential and sensitive data and deploy our IT resources in a safe and secure manner that does not expose our network systems to security breaches or the loss of data. However, there is always a risk that inadvertent disclosure or actions or internal malfeasance by our employees or those of our service providers could result in a loss of data or a breach or interruption of our IT systems.
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
Further, remediation efforts may not be successful and could result in interruptions, delays or cessation of service, unfavorable publicity, damage to our reputation, customer allegations of breach-of-contract, possible litigation, and loss of existing or potential customers that may impede our sales or other critical functions. Additionally, any such attack or unauthorized access may require unplanned spending and resources to focus on correcting the breach and indemnifying the relevant parties and litigation, regulatory investigations, regulatory proceedings, increased insurance premiums, lost revenue, penalties fines and other potential liabilities.
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
With the recent escalation of trade restrictions and increased tensions between nations, particularly between the U.S and China, trade or contractual restrictions may limit access to certain equipment and components. These restrictions may lead to increased downtime or increased development and qualification costs to find replacement equipment or spare parts.
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
Because AI/ML is a developing technology in its nascency, legal frameworks for AI/ML governance are unsettled, quickly developing, and unpredictable. Some uses of AI pose emerging ethical issues and present a number of risks that cannot be fully mitigated. Using AI/ML while the technology is still developing may expose us to additional liability, reputational harm, and threats of litigation, particularly if the AI/ML we adopt produces errors, AI bias, AI hallucination, harmful content, discrimination, intellectual property infringement or misappropriation, data privacy or cybersecurity issues, or otherwise does not function as intended. For example, AI/ML technologies are highly reliant on the collection and analysis of large amounts of data and complex algorithms, which may be overly broad, insufficient, or contain biased information. Moreover, with the use of AI/ML technologies, there often exists a lack of transparency of the sources of data used to train or develop the AI/ML technologies or how inputs are converted to outputs and we cannot fully validate this process and its accuracy. The accuracy of such inputs and the resulting impacts on the results of AI/ML technologies cannot be verified and could result in outputs that may include or be derived from inaccurate or erroneous information.

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
Further, despite our investment in AI/ML, there is no assurance that new laws and regulations will not restrict the ways we can use the AI/ML we have adopted, including by limiting or changing global AI/ML adoption trends that may impede our strategy. Moreover, regulations relating to AI/ML technologies may also impose certain obligations on organizations, and the costs of monitoring and responding to such regulations, as well as the consequences of non-compliance, could have an adverse effect on our operations or financial condition. For example, the EU AI Act formally went into effect in August 2024 and will generally become fully applicable after a two-year transitional period (although certain obligations take effect at an earlier or later time), and includes specific transparency and other requirements for general purpose AI systems and the models on which those systems are based, which may apply to the AI/ML we have adopted. In addition, the White House's Executive Order on the Safe, Secure, and Trustworthy Development and Use of Artificial Intelligence devises a framework for the U.S. government, among other things, to regulate private sector use and development of certain foundation models. Unfavorable legal and regulatory developments could also impact our vendors, suppliers and industry as a whole, and we may be exposed to increased risk of liability, reputational harm, and other significant costs if we need to make business and operational changes in response to such developments. Our failure, or perceived failure, to comply fully with developing interpretations of AI/ML laws and regulations, or meet evolving and varied stakeholder expectations and industry standards, could harm our business, reputation, financial condition, and operating results.
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
Failure to comply with any of the covenants in our debt agreements, including due to events beyond our control, or unintentional violations of applicable laws and regulations, have resulted in and could in the future result in an event of default. For example, in 2024 BIS imposed a civil penalty against the Company in relation to certain inadvertent shipments of legal, mature node products to a firm on the BIS Entity List without a license, in breach of certain BIS regulations. The inadvertent shipments resulted from a data entry error that prevented our trade compliance software from flagging the prohibited shipments. While the resulting penalty was not material in amount, the breach resulted in events of default under certain of our debt agreements. In this case, our lenders agreed to waive the defaults such that no events of default existed as of December 31, 2024. However, there is no guarantee that we will always be able to receive default waivers, and if we are unable to acquire waivers from our lenders, our lenders could terminate commitments to lend and accelerate amounts outstanding to be due and payable immediately. This could also result in cross-defaults under our other debt instruments, significantly impacting our liquidity and ability to fund our operations. Any of these occurrences could materially and adversely affect our results of operations, financial condition, business and prospects. See Note 12. Long-Term Debt to our Annual Consolidated Financial Statements for more information about the export regulations breach and resulting default waivers.

Compliance with applicable data security and data privacy laws and regulations may be costly and, in the case of a breach of applicable law, could harm our reputation.
In the United States, federal and state laws impose limits on, or requirements regarding the collection, distribution, use, security and storage of personal information of individuals, and there has been increased regulation of data privacy and security particularly at the state level, including the California Consumer Privacy Act (effective on January 1, 2020), and the California Privacy Rights Act (effective on January 1, 2023). Furthermore, many other states, such as New York, Virginia, Colorado, Connecticut, Utah and others have enacted or are actively considering or enacting similar laws and we operate in many of these jurisdictions. Outside the United States, the European Union and other countries in which we operate also have privacy and data protection laws, regulations and standards, including the European Union’s General Data Protection Regulation (the “EU GDPR”), the United Kingdom’s GDPR (the “UK GDPR”), and India’s new Digital Personal Data Protection Act.
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
Inappropriate disclosure of personal and other sensitive data, even if inadvertent, or other actual or perceived violations of or noncompliance with such laws and regulations could expose us to significant administrative, civil or criminal liability, breach of covenants under our existing debt agreements, as well as reputational harm. For example, a breach of the GDPR could result in fines of up to 20 million euros (“EUR”) under the EU GDPR or British pound sterling (“GBP”) 17.5 million under the UK GDPR or up to 4% of the annual global revenue of the infringer, whichever is greater, as well as regulatory investigations, reputational damage, orders to cease or change our processing of personal data, enforcement notices and/or assessment notices (for a compulsory audit). Privacy-related claims or lawsuits initiated by governmental bodies, employees or other third parties, whether meritorious or not, could be time-consuming, result in costly regulatory proceedings, litigation, penalties and fines, or require us to change our business practices, sometimes in expensive ways, or other potential liabilities.
Additionally, a failure to comply with the National Institute of Standards and Technology Special Publication 800-171 or the Department of Defense (”DoD”)’s cybersecurity requirements, including the Cyber Security Material Model Certificate (“CMMC”), which will require all contractors to receive specific third-party cybersecurity certifications to be eligible for certain contract awards, could restrict our ability to bid for, be awarded and perform on DoD contracts. The DoD expects that all new contracts will be required to comply with the CMMC by 2026, and initial requests for information and for proposal have already begun. We are in the process of evaluating our readiness and preparing for the CMMC. To the extent we, or our subcontractors or other third parties on whom we rely are unable to achieve certification in advance of contract awards that specify the requirement, we may be unable to bid on contract awards or follow-on awards for existing work with the DoD, which could materially and adversely affect our results of operations, financial condition, business and prospects. We will also be required to go through a recertification process every two years. In addition, any obligations that may be imposed on us under the CMMC may be different from or in addition to those otherwise required by applicable laws and regulations, which may cause additional expense for compliance.

Our products may contain defects that could harm our reputation, be costly to correct, delay revenue and expose us to litigation.
Our products are highly complex and sophisticated and, from time to time, may contain defects, errors, hardware failures or other failures that are difficult to detect and correct. Errors, defects and other failures may be found in new solutions, products or services or improvements to existing solutions, products or services after delivery to our customers. If these defects, errors and failures are discovered, we may not be able to successfully correct them in a timely manner or otherwise mitigate or eliminate the impact of the error or failure. The occurrence of errors, defects and other failures in our products could result in the delay or the denial of market acceptance of our products and alleviating such errors, defects and other failures may require us to make significant expenditure of our resources. Our products are often used for critical business processes and as a result, any defect in or failure of our products may cause customers to reconsider renewing their contract with us, cause significant customer dissatisfaction and possibly give rise to claims for indemnification or other monetary damages. The harm to our reputation resulting from errors, defects and other failures may be material. Any claims for actual or alleged losses to our customers’ businesses may require us to spend significant time and money in litigation or arbitration or to pay significant settlements or damages. Defending a lawsuit, regardless of merit, can be costly and divert management’s attention and resources. Accordingly, any such claim could materially and adversely affect our results of operations, financial condition, business and prospects.
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
We have filed various applications for certain aspects of our intellectual property in the United States and other countries, and we have built a comprehensive patent portfolio of approximately 8,500 worldwide patents. In the future, we may acquire additional patents or patent portfolios, license patents from third parties or agree to license the technology of third parties, which could require significant cash expenditures. Our patents do not cover all of our technologies, systems, products and product components and our competitors or others may design around our patented technologies. Further, when we seek patent protection for a particular technology, there is no assurance that the applications we file will result in issued patents or that, if patents are issued as a result, that they will be found to be valid and enforceable or that they will effectively block competitors from creating competing technology. In addition, we may need to license technology from third parties to develop and market new products and we cannot be certain that we could license that technology on commercially reasonable terms or at all. Our inability to license this technology could harm our ability to compete and materially and adversely affect our results of operations, financial condition, business and prospects.
Some of our know-how or technology is not patented or patentable and may constitute trade secrets. To protect our trade secrets, we have a policy of requiring our employees, consultants, advisors and other collaborators who contribute to our material intellectual property to enter into confidentiality agreements. We also rely on customary contractual protections with our suppliers and customers, and we implement security measures intended to protect our trade secrets, know-how and other proprietary information. However, no assurances can be given that those contracts will not be breached. Further, those contracts and arrangements may be ineffective in protecting our intellectual property and may not prevent unauthorized disclosure. See the following Risk Factor for more details. In addition, third parties may independently develop technologies that may be substantially equivalent or superior to our technology.

There is a risk that our trade secrets, know-how and other proprietary information will be stolen, used in an unauthorized manner, or compromised, which could materially and adversely affect our results of operations, financial condition, business and prospects.
Our trade secrets, know-how and other proprietary information may be stolen, used in an unauthorized manner, or compromised through a direct intrusion by private parties or foreign actors, including those affiliated with or controlled by state actors, through cyber intrusions into our computer systems, physical theft through corporate espionage or other means, or through more indirect routes, including by joint venture partners, licensees that do not honor the terms of the license, potential licensees that were ultimately not licensed, or other parties reverse engineering our company’s solutions, products or components. For example, in 2023, we filed a trade secret misappropriation lawsuit against International Business Machine Corporation (“IBM”) based on IBM’s disclosure to Intel Corp. and Rapidus Inc. of technology and know-how that GF contends IBM was not authorized to disclose.This litigation has been resolved pursuant to a settlement agreement between the parties announced on January 2, 2025 (see Note 34. Subsequent Event).
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

Disputes may arise with customers, vendors and other third parties regarding ownership of and rights to use and enforce these technologies and intellectual property rights or regarding interpretation of our agreements with these third parties, and these disputes may result in claims against us or claims that intellectual property rights are not owned by us, are not enforceable, or are invalid. In addition, we may face claims based on the alleged theft or unauthorized use or disclosure of customer, vendor or other third-party trade secrets, confidential information, or end-user data that we obtain in conducting our business. The cost and effort to resolve these types of disputes, or the loss of rights in technologies in intellectual property rights if we lose these types of disputes, could harm our business and financial condition. In addition, our customers, vendors and other third parties may suffer delays, quality issues, or other problems affecting their development activities and ability to supply us with certain technology and intellectual property, which could adversely affect our business and operating results. Further, if we are unable to continue any of our joint development arrangements or other agreements, on mutually beneficial terms, or if we cannot re-evaluate the technological and economic benefits of such relationships with these partners, vendors or suppliers in a timely manner sufficient to support our ongoing technology development, we may be unable to continue providing our customers with leading edge or differentiated mass-producible process technologies and may, as a result, lose important customers, which could have a materially adverse effect on our results of operations, financial condition, businesses and prospects.
Risks Related to Strategic Transactions
We may make strategic transactions, and such transactions may introduce significant risks and uncertainties, including risks related to integrating the acquired companies, assets or businesses.
We have in the past sought, and may in the future seek, to acquire or invest in businesses, joint ventures and technologies that we believe could complement or expand our capacity, enhance our technology offerings or otherwise offer growth opportunities. These transactions, particularly acquisitions, may be subject to regulatory approvals, including approval from the Committee on Foreign Investment in the United States (“CFIUS”) and approvals from competition authorities. With regard to CFIUS, our transactions may be more likely to require CFIUS review given the expansion of CFIUS jurisdiction to critical technologies as well as the increased public scrutiny on the industry due to the CHIPS and Science Act. Failure to obtain CFIUS approval, as applicable, and other required regulatory approvals may delay or otherwise limit our ability to make strategic transactions. In addition to domestic regulatory focus, semiconductor technology has been the focus of international regulatory review. China has been particularly focused on transactions in the technology industry and has rejected some proposed transactions (e.g., see defunct Tower-Intel Semiconductor transaction). The changing nature of government reviews may impact the ability for inorganic growth of our business.
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

We are in the process of implementing a strategic collaboration with ST Microelectronics (“ST”) pursuant to which ST and the Company are building and fitting out a new, jointly-operated fab in Crolles, France. Failure to successfully implement and manage the strategic collaboration may adversely affect our results of operations, financial condition, business and prospects.
In August 2022, we entered into a Commercial and Cooperation Agreement with ST for the build-out and joint operation of a new 300mm semiconductor manufacturing facility. This facility is targeted to ramp up to 620,000 300mm wafers per year production at full build-out. In June 2023, the Company concluded an agreement for the jointly operated semiconductor manufacturing facility, which would benefit from significant financial support from the French Republic.
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
We have policies, controls, and procedures designed to help ensure compliance with applicable laws, including as part of our Sustainability initiatives. However, there can be no assurance that our employees, contractors, suppliers or agents will not violate such laws or our policies, including due to inadvertent human error. Violations of these laws and regulations have resulted in, and in the future, can result in fines, criminal sanctions against us, our officers, or our employees, prohibitions on the conduct of our business, breach of covenants under our existing debt agreements that could result in events of default under such agreements, and damage to our reputation. Any of the foregoing factors could materially and adversely affect our results of operations, financial condition, business and prospects.
We are subject to anti-corruption, anti-bribery, anti-money laundering, counter-terrorist financing laws and similar laws and regulations, and non-compliance with such laws, regulations and standards can subject us to administrative, criminal or civil liability and harm our business, financial condition, results of operations and reputation.
We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), U.S. anti-bribery laws and other anti-corruption, anti-bribery, anti-money laundering and counter-terrorist financing laws and regulations in the countries in which we conduct business. Although the U.S. presidential administration issued an executive order on February 10, 2025, that paused enforcement of the FCPA for a six-month period, anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sectors. In connection with our international sales and business and sales to the public sector, we may engage with business partners and third-party intermediaries to market our products and services and to obtain necessary permits, licenses, and other regulatory approvals. In addition, our third-party intermediaries, or other business partners, may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for corrupt or other illegal activities of these third-party intermediaries or other business partners, their employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. Although we have policies and procedures to address compliance with such laws and regulations, there remains the risk that our employees and agents will take actions, unintentional or otherwise, in violation of our policies and applicable law, for which we may be ultimately held responsible. Additionally, failure to comply with applicable anti-corruption, anti-bribery, anti-money laundering and counter-terrorist financing laws and regulations, including violations that are unintentional or that we did not have knowledge of, could in the future result in a breach of covenants under our existing debt agreements which could result in an event of default. See “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to Manufacturing, Operations and Expansion—Certain of our debt agreements contain covenants that may constrain the operation of our business, and our failure to comply with these covenants could materially and adversely affect our results of operations, financial condition, business and prospects.” for more information.
Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, anti-money laundering or counter-terrorist financing laws and regulations has subjected us and could in the future subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage and other collateral consequences. In the past, we have experienced minor issues related to anti-corruption investigations involving vendors attempting to influence employees at our Singapore location. To date, we have not experienced any such investigations that were determined to be material to our business or financial results. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our results of operations, financial condition, business and prospects could be materially and adversely affected. Even in the event of a positive outcome in such an investigation or proceeding, the cost of the investigation or defense could be significant and negatively affect our financial performance.
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
Our products and technology are subject to export controls in the jurisdictions where we do business. For example, in the United States, we are subject to the Export Administration Regulations and the International Traffic in Arms Regulations (“ITAR”). Under these regulations, certain commodities, software and technology may be exported only with the required export authorizations. Some technology and software that we create or possess is controlled under these regulations, and in certain cases, we are required to maintain controls limiting the access to such technology and software, even among our own employees. Furthermore, our activities may be subject to economic sanctions laws and regulations, including U.S. economic sanctions laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control that prohibit or restrict dealings that are within U.S. jurisdiction with, in or involving certain jurisdictions subject to comprehensive U.S. sanctions and certain designated persons and entities. We have corporate policies and procedures in place reasonably designed to ensure compliance with all applicable export control and economic sanctions laws and regulations. However, there can be no assurance that our employees, contractors, suppliers or agents will not violate such laws or our policies, including due to inadvertent human error. Failure to comply with applicable export and customs compliance requirements, including violations that are unintentional or that we did not have knowledge of, have impacted and could in the future impact covenants under our existing debt agreements and result in an event of default. See “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to Manufacturing, Operations and Expansion—Certain of our debt agreements contain covenants that may constrain the operation of our business, and our failure to comply with these covenants could materially and adversely affect our results of operations, financial condition, business and prospects.” for more information.
In some cases, our compliance obligations may result in the loss of sales opportunities. In other cases, we may experience delays in our ability to conduct business as we await government authorization. Violations of economic sanctions or export control regulations can result in significant administrative fines or penalties or even criminal prosecution.
In the past year, there has been a significant increase in the changes in these rules and regulations. Much of the compliance with these rules is based on automated systems that must be updated, in many cases manually. Those updates could be prone to human error, which would increase any risk of inadvertent violations. Also, in some cases, if updates are delayed, there will be an increased dependency on human oversight. In light of the large volume of products and shipments, this could also raise the risk of inadvertent violations. Any of the foregoing factors could materially and adversely affect our results of operations, financial condition, business and prospects.
We have been, and may in the future be, subject to litigation that could result in substantial costs, divert or continue to divert management’s attention and resources, and materially and adversely affect our results of operations, financial condition, business and prospects.
We have been, and may continue to be, subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes, product liability claims, employment claims made by our current or former employees or claims of infringement raised by intellectual property owners, in connection with the technology used in our manufacturing operations. The risk of such litigation may increase due to use of our products in safety-related systems of other advanced technologies, including automobiles. As previously disclosed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, we have been engaged in litigation with IBM since 2021 regarding certain breach of contract, trade secrets and intellectual property claims. On January 2, 2025, we and IBM announced that we had entered into a settlement agreement resolving all litigation matters between the two companies, inclusive of the breach of contract, trade secrets and intellectual property claims. We do not believe this settlement will have a material impact on our results of operations, financial condition, business and prospects. See Notes 30. Commitments and Contingencies and 34. Subsequent Event to our Annual Consolidated Financial Statements.
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
A majority of our debt is primarily based on floating interest rate benchmarks, and fluctuations in interest rates may have adverse effects on our financial condition and results of operations.
A majority of our debt is primarily based on floating interest rate benchmarks such as the Euro Interbank Offered Rate ("EURIBOR") and the Secured Overnight Financing Rate (“SOFR”). EURIBOR is a broad measure of the cost of Eurozone banks borrowing unsecured funds from counterparties in the euro wholesale money market. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities.
SOFR has a limited history, and the future performance of SOFR cannot be predicted based on its limited historical performance. Since the initial publication of SOFR, daily changes in the rates have, on occasion, been more volatile than daily changes in comparable benchmark or market rates and the level of SOFR over time may bear little or no relation to historical, actual or indicative data. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may change in the future.
While EURIBOR has a longer history, similar to SOFR, historical patterns and data may not be indicative of future performance. Although EURIBOR rates have been on a decline in recent years and has at times been or remained negative, there can be no assurance that rates will continue to trend in similar ways. There is also no guarantee that the methodology and inputs for EURIBOR will stay the same over time, and any shifts in methodology could result in volatility and changes to EURIBOR rates that could impact our debt instruments. Additionally, while EURIBOR has survived the launch of new risk-free rates such as €STR in 2019, EURIBOR is still subject to risks of operational disruption and discontinuation.
Because a majority of our debt is primarily based on floating interest rate benchmarks (including EURIBOR and SOFR), fluctuations in interest rates could have a material effect on our business. We currently utilize, and may in the future utilize, derivative financial instruments such as interest rate swaps or interest rate caps to hedge some of our exposure to interest rate fluctuations, but such instruments may not be effective in reducing our exposure to interest fluctuations, and we may discontinue utilizing them at any time. As a result, we may incur higher interest costs if interest rates increase. These higher interest costs could have a material adverse impact on our financial condition and the levels of cash we maintain for working capital.

Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions, and other factors beyond our control. If EURIBOR and/or SOFR increase as a result of events over which we have no control, this could have a material adverse effect on our financial condition and results of operations. If EURIBOR and/or SOFR increase, our debt service obligations would increase even if the amount borrowed remained the same, and our net loss will increase and cash flows from operating activities, including cash available for servicing our indebtedness, will correspondingly decrease.
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
Legislative bodies and government agencies in the U.S. and other countries, as well as the Organization for Economic Cooperation and Development (“OECD”) have focused on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” for which the OECD has released several components of its comprehensive plan that have been adopted and expanded by many taxing authorities to address perceived tax abuse and inconsistencies between tax jurisdictions. As a result, the tax laws in the U.S. and other countries in which we do business could change on a prospective or retroactive basis, and any such changes could adversely affect our business and financial statements.
The jurisdictions in which we conduct business where we are primarily subject to income taxes are Germany, Singapore and the United States, and these jurisdictions may also have the most material OECD Pillar 2 impacts. As a result, global minimum corporate tax rate and any other implemented changes in these jurisdictions could significantly increase tax uncertainty due to differing interpretations and increased audit scrutiny. The Company was not impacted by Pillar 2 top-up minimum tax in 2024 and 2023. We will continue to monitor and evaluate the impact of OECD policy changes as it could materially affect our financial results, including our earnings and cash flows. In addition, our status as a Controlled Company due to Mubadala’s majority ownership interest may subject us to further complexities related to OECD initiatives as further OECD and jurisdictional guidance is released.
On August 16, 2022, the U.S. federal government enacted the Inflation Reduction Act of 2022 (“IRA”) into law effective for tax years starting after December 31, 2022. The IRA includes a variety of incentives to promote clean energy but also adds a new corporate alternative minimum tax of 15% on adjusted financial statement income. The Company is subject to CAMT beginning in 2024 and continues to monitor it as it could materially affect our financial results, including our earnings and cash flows.

Risks Related to Our Status as a Controlled Company and Foreign Private Issuer
Our majority shareholder, Mubadala, will continue to have substantial control over the Company, which could limit our ability to influence the outcome of key transactions, including a change of control, and otherwise affect the prevailing market price of our ordinary shares.
Mubadala beneficially owns, in the aggregate, approximately 81.5% of our outstanding ordinary shares. See “Item 7. Major Shareholder and Related Party Transactions.” In addition, we have entered into a shareholder’s agreement with Mubadala, which entitles Mubadala, subject to the level of Mubadala’s beneficial ownership of our ordinary shares, to certain consent rights and director nomination rights and, from time to time, we contract with Mubadala to provide management and operations support. As a result, Mubadala will continue to have significant influence over the management and affairs of our company, as well as the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and the approval of significant corporate transactions, including any merger, consolidation or sale of all or substantially all of our assets and the issuance or redemption of equity interests in certain circumstances. The interests of Mubadala may not always coincide with, and in some cases may conflict with, our interests and the interests of our other shareholders. For instance, Mubadala could attempt to delay or prevent a change in control of our company even if such change in control would benefit our other shareholders, or attempt to force or accelerate a change in control even if such change in control would not benefit our other shareholders. Additionally, Mubadala could sell their shares at a discount. Any of the above could deprive our other shareholders of an opportunity to receive a premium for their ordinary shares. This concentration of ownership may also affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise, and because Mubadala may sell, or investors may perceive that Mubadala is likely to sell, a significant amount of our ordinary shares.
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
Specifically, subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the Board of Directors. Our Cayman Islands counsel is not aware of any reported class actions having been brought in a Cayman Islands court. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. Further, while Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court-sanctioned reorganization (by way of a scheme of arrangement) of a Cayman Ltd. would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation (approved by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, the Cayman Companies Act does provide a mechanism for a dissenting shareholder in a statutory merger or consolidation to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on the fair value of such shares within the time limits prescribed by the Cayman Companies Act.
In addition, a shareholder of a Cayman Ltd. has no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our Board will have discretion under the Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but we will not be obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
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

The Cayman Islands Economic Substance Act may affect our operations.
The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union and the OECD as to offshore structures engaged in certain activities which attract profits without real economic activity. The International Tax Co-operation (Economic Substance) Act, or the Cayman Economic Substance Act, came into force in the Cayman Islands in January 2019, introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain geographically mobile business activities (“relevant activities”). The Cayman Economic Substance Act generally requires legal entities domiciled or registered in the Cayman Islands that conduct certain geographically mobile activities to have demonstrable substance in the Cayman Islands. The Cayman Economic Substance Act was introduced by the Cayman Islands to ensure that it meets its commitments to the European Union, as well as its obligations under the OECD’s global Base Erosion and Profit Shifting initiatives. We are required to comply with the Cayman Economic Substance Act.
As we are a Cayman Islands company, compliance obligations include filing annual notifications for us, which need to state whether we are carrying out any relevant activities and, if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. As it is a relatively new regime, it is anticipated that the Cayman Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to monitor these developments, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act. The Cayman Islands Tax Information Authority shall impose a penalty of CI$10,000 (or US$12,500) on a relevant entity for failing to satisfy the economic substance test or CI$100,000 (or US$125,000) if such failures are not remedied in the subsequent financial year after the initial notice of failure. Following failure after two consecutive years the Grand Court of the Cayman Islands may make an order requiring the relevant entity to take specified action to satisfy the economic substance test or ordering it that it is defunct or be struck off. Pursuant to the Companies Act, any property vested in or belonging to a company which has been struck off shall vest in the Cayman Islands government.
During 2022 and 2023, the Company received two notices of failure to satisfy the economic substance test for the 2020 financial year, each with a penalty of CI$10,000 (or US$12,500). During 2025, the Company received a notice of failure to satisfy the economic substance test for the 2021 financial year, and a further penalty of CI$10,000 (or US$12,500). The Company has paid the foregoing monetary penalties and taken appropriate remedial steps in 2022 and 2023 to satisfy the economic substance test.
Risks Related to Operating as a Public Company
Our management has identified material weaknesses in our ICFR and has concluded that our ICFR was not effective as of December 31, 2024, which may have a material adverse effect on our results of operations and financial condition for future periods.
Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our ICFR is a process meant to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We regularly undertake the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), which requires annual management assessment of the effectiveness of our ICFR. Over the course of 2024, we completed the testing of our internal controls to comprehensively evaluate our controls.
For the fiscal year ended December 31, 2024, our management identified material weaknesses in our ICFR. For further information on the material weaknesses identified by our management in 2024, see “Item 15—Controls and Procedures.” In light of the identified material weaknesses, our management concluded that our ICFR was not effective as of December 31, 2024. Although we are developing and implementing several measures to remedy these material weaknesses, there is no assurance that the actions we are taking or plan to take will give us the results we expect, that our remediation plan will be effective, or that our remediation plan will be completed on the timelines that we expect.
In addition to the foregoing, during 2024 we undertook efforts to remediate the material weaknesses over ICFR identified for the fiscal year ended December 31, 2023. For further information on the 2023 material weaknesses identified by management, see “Item 15—Controls and Procedures” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023. We completed the remediation of the 2023 material weakness over ICFR related to the design and implementation of general IT user access controls for information systems that are relevant to the preparation of the consolidated financial statements. Notwithstanding the completion of such remediation, there is no assurance that such controls will continue to operate effectively or that additional material weaknesses will not be discovered in the future. See “Item 15—Controls and Procedures” for further discussion on remediation activities.

If our efforts to remediate the material weaknesses are unsuccessful or if we are unable to maintain an effective internal control environment or effective disclosure controls or procedures, we may experience adverse effects to our business, financial condition or results of operations, and be unable to record, process and report financial information for future periods accurately and in a timely manner and make our required filings with government authorities, including the SEC. We cannot be certain that additional material weaknesses will not develop or be discovered in the future. In the course of remediating the material weaknesses, there may also be impacts to our disclosure controls and procedures, whereby we may not have the ability to prevent or detect on a timely basis (or at all) any material misstatement in the Company’s accounts or disclosures that could result in a material misstatement to the Company’s consolidated financial statements or other disclosures.
Implementing any appropriate changes to our internal controls will require the attention of our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete the change and any required training. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm the trading price of our ordinary shares, which could subject us to litigation or investigations requiring management resources and payment of substantial legal and other expenses, and make it more difficult for us to effectively develop, market and sell our products and services to new and existing customers. Any of these occurrences could adversely affect our results of operations and financial condition.
We are incurring increased costs and expenses as a result of operating as a public company and our management is required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.
As a public company, we incur significant legal, accounting and other expenses related to compliance matters. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), and the rules and regulations of Nasdaq, which impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We also are or expect to become subject to new or proposed climate- and/or sustainability-related laws and regulations requiring disclosure or reporting, including, for example, under the EU's new Corporate Sustainability Reporting Directive. These requirements may invite lawsuits or shareholder actions that could distract management and negatively impact financial results due to required responses and increased our legal, accounting, and financial compliance costs and make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems and resources.
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
Sales by Mubadala in the public market or other distributions of substantial amounts of our ordinary shares, or the filing of a registration statement relating to a substantial amount of our ordinary shares, have in the past reduced, and could in the future depress, our ordinary share price. We have entered into agreements with Mubadala that provide a framework for our ongoing relationship, including a Shareholder’s Agreement and Registration Rights Agreement. Under the Registration Rights Agreement, Mubadala has the right, subject to certain conditions, to require us to file registration statements covering its shares or to include its shares in other registration statements that we may file. On May 28, 2024, Mubadala completed an underwritten secondary offering (the “Secondary Offering”) of 19 million ordinary shares of the Company at a price to the public of $50.75 per share pursuant to a registration statement filed by the Company to cover Mubadala’s shares. In connection with the Secondary Offering, the Company purchased from the underwriters 3.9 million Mubadala’s ordinary shares that were subject to the offering at a price per share equal to the public offering price for the offering. By further exercising its registration rights and selling a large number of additional shares in the future, Mubadala could cause the price of our ordinary shares to decline.
We do not expect to declare or pay any regular dividends on our ordinary shares for the foreseeable future.
We do not intend to pay regular cash dividends on our ordinary shares for the foreseeable future. Consequently, investors must rely on sales of their shares of our ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking dividends should not purchase shares of our ordinary shares. Any future determination to pay dividends will be at the discretion of the Company’s Board of Directors (the “Board of Directors” or “Board”) and subject to or depend on, among other things, our compliance with applicable law, our business prospects, financial condition, results of operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, the terms of any preferred equity securities we may issue in the future, covenants in the agreements governing our current and future indebtedness, other contractual restrictions, industry trends and any other factors or considerations our Board of Directors may regard as relevant. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividends and Dividend Policy.”

Anti-takeover provisions in our organizational documents and Cayman Islands law may discourage or prevent a change of control, even if an acquisition would be beneficial to our shareholders, which could depress the price of our ordinary shares and prevent attempts by our shareholders to replace or remove our current management.
Our Memorandum and Articles of Association contain provisions that may delay, deter or prevent a tender offer or takeover attempts that shareholders may consider to be in their best interests, including attempts that might result in a premium being paid over the market price for the ordinary shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. However, under Cayman Islands law, our Board of Directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of the Company.
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
This choice of forum provision may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other securities, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) has been challenged in legal proceedings. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in our Memorandum and Articles of Association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business and financial performance.
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
ITEM 4.    INFORMATION ON THE COMPANY
A.    History and Development of the Company
GLOBALFOUNDRIES Inc. is an exempted company with limited liability that was incorporated under the laws of the Cayman Island in October 2008. Our principal executive offices are located at 400 Stonebreak Road Extension, Malta, New York, 12020, United States, and our telephone number is +1 (518) 305-9013. We have appointed Corporation Service Company as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any state in the United States. The address of the Corporation Service Company is 251 Little Falls Drive, Wilmington, DE 19808.
We are one of the world’s leading semiconductor foundries. We were established in 2009 when a subsidiary of Mubadala acquired the manufacturing operations of Advanced Micro Devices, Inc. (“AMD”) in Dresden, Germany, and their fab project site in Malta, New York. Since our inception, we have established a global footprint, encompassing three continents, through a series of acquisitions, greenfield expansions and strategic partnerships.
• In 2010, we combined with Chartered Semiconductor Manufacturing (“Chartered Semiconductor”), the third-largest foundry by revenue at the time, forming the basis for our Singapore manufacturing hub.
• In 2015, we acquired IBM’s Microelectronics division with manufacturing facilities in New York and Vermont.
•In 2018, we undertook a strategic pivot to focus on the pervasive foundry market opportunity and the growing demand for specialized process technologies. As part of this strategic pivot, since 2018, we have streamlined our manufacturing footprint by divesting three assets that were not aligned with our strategic priorities.
•In November 2021, we completed our initial public offering (“IPO”) with our ordinary shares listed on Nasdaq under the symbol “GFS”.
•In the second half of 2024, Module 7H, the new extension of our existing 300mm Fab 7 operations in Singapore, commenced commercial shipment of wafers.
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
Our website address is www.gf.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report, and you should not consider information on our website to be part of this Annual Report. In addition, the SEC maintains an Internet website (www.sec.gov) that contains reports and other information about issuers, like us, that file electronically with the SEC.
The GF design logo, “GF” and our other registered or common law trademarks, service marks, or trade names appearing in this Annual Report are the property of GLOBALFOUNDRIES Inc. Other trade names, trademarks and service marks used in this Annual Report are the property of their respective owners.
B.     Business Overview
We manufacture complex, essential ICs that are used in billions of electronic devices across various industries. Our specialized foundry manufacturing processes, extensive library of qualified circuit-building block designs (known as IP titles or IP blocks), and advanced transistor and device technology allow us to serve a wide range of customers, including global leaders in IC design. We focus on providing optimized solutions for critical applications that drive key secular growth end markets, ensuring function, performance, and power requirements are met. As the only scaled pure-play foundry (defined as a company specializing in producing ICs for other companies with annual foundry revenue exceeding $3 billion) with a global footprint that is not based in China or Taiwan, we offer our customers the advantage of mitigating geopolitical risk and ensuring greater supply chain certainty and security. Since our founding in 2009, we have invested over $23 billion to create a global manufacturing footprint with state-of-the-art facilities across three continents. Our differentiated foundry solutions redefine the industry by offering essential chip solutions that empower our customers to develop innovative products for a wide range of applications in diverse markets and bring their products to market quickly and cost effectively.

Technology Solutions and End Markets
We focus on essential devices that include digital, analog, mixed-signal, radio frequency (“RF”), ultra-low power and embedded memory solutions that connect, secure and process data, and efficiently power the digital world around us. To meet the needs of our customers, we devote our R&D efforts to a diversified range of differentiated technology platforms in these key categories: Complementary Metal-Oxide Semiconductor (“CMOS”) for both Feature-Rich and Ultra-Low Power, RF, Power and Silicon Photonics (“SiPh”). Specifically within these categories, our key technology platforms include RF SOI, FDXTM, Fin Field-Effect Transistor (“FinFET”), Bipolar-CMOS-DMOS (“BCD”), BCDLite, Silicon Germanium (“SiGe”) and Gallium Nitride (“GaN”) products.
Our wide range of essential chip solutions serve applications across the following end markets, as illustrated below:

	Smart Mobile Devices	Home and Industrial IoT	Communications, Infrastructure and Datacenter	Automotive
FEATURE RICH CMOS
FR-CMOS	✓	✓	✓	✓
ULTRA-LOW POWER CMOS
FinFet	✓	✓	✓	✓
FDXTM, FD-SOI	✓	✓	✓	✓
SILICON PHOTONICS
SiPh			✓	✓
RF
RF, SOI	✓	✓	✓	✓
SiGe	✓	✓	✓	✓
RF GaN	✓		✓
POWER
BCD, BCDLite	✓	✓	✓	✓
Power GaN	✓	✓	✓	✓
Customers and Sales
Through our highly differentiated technology, scaled manufacturing footprint and intense focus on collaboration, we have built deep strategic partnerships with a broad base of more than 250 customers as of December 31, 2024, many of whom are the global leaders in their field.
For the year 2024, our top ten customers, based on wafer shipment volume, included some of the largest semiconductor companies in the world: AMD, Cirrus Logic International (U.K.) Limited, Infineon Technologies AG, Media Tek Inc., NXP Semiconductors N.V., Qualcomm Global Trading Pte. Ltd (“Qualcomm”), Qorvo International Ptd. Ltd, Samsung, Skyworks Solutions, Inc. and Sony Semiconductor Manufacturing Corporation. A key measure of our position as a strategic partner to our customers is the mix of our wafer shipment volume attributable to single-sourced design wins, which represented approximately 64% of wafer shipment volume in 2024. We define single-sourced design wins as those that we believe can only be manufactured with our technology and cannot be manufactured elsewhere without significant customer redesigns.
The following chart illustrates our revenue mix based on customer end markets:

Revenue by End Markets	2024		2023		2022
	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
Smart Mobile Devices	3,048	45%	3,023	41%	3,723	46%
Communications, Infrastructure & Datacenter	577	9%	863	12%	1,423	18%
Home and Industrial IoT	1,267	19%	1,604	22%	1,782	22%
Automotive	1,206	18%	1,046	14%	373	5%
Non-Wafer Revenue	652	10%	856	11%	807	10%
Total	6,750	100%	7,392	100%	8,108	100%
In addition, for a breakdown of our revenue by geography (based on the location of our customers’ headquarters), see Note 32. Operating Segments Information.

Recent Industry and Market Dynamics
Semiconductor Industry Inventory Correction
In 2024, the semiconductor industry continued to experience an excess of inventory and reduced levels of demand across several of the end-markets that we serve, compounded by a volatile macro-economic environment, high historic interest rates and geopolitical tensions. The recovery is taking longer than in previous cycles and the pace is staggered across our end markets. Inventory levels remained elevated through the second half of 2024. We expect that the catalyst for reducing inventory levels and improving demand will be driven by the stabilization of key macro-economic indicators, such as inflation, interest rates and GDP growth, and within the industry specifically, the AI refresh cycle.
Competition
The foundry segment of the semiconductor industry is highly competitive both internationally and domestically, and our competitors include other major foundries, including pure-play foundries as well as IDMs that have their own foundry services. We compete primarily in areas such as technology leadership and differentiation, manufacturing yields, time-to-volume production and cycle time, pricing and customer service, and design support. Operating an at-scale foundry requires an intricate web of ecosystem partners and IP libraries, mastery of highly complex manufacturing process technology, automated fab operations, access to deep know-how and engineering talent, and a global engineering customer-support organization. Some of our competitors have greater access to capital and substantially greater production capacity, R&D, marketing and other resources. We also compete in attracting and retaining talented personnel and, increasingly, providing customers with a geographically diversified supply of semiconductor products. While we believe our global footprint is attractive for customers seeking to use geographically dispersed suppliers, some of our competitors and IDMs have commenced or announced expansions in the United States and Europe, which may lead to increased competition for customers, funding and talent in those jurisdictions.
Government Regulations
Our operations are subject to diverse environmental, health and safety laws and regulations that govern, among other things, emissions of pollutants into the air, wastewater discharges, the use and handling of hazardous substances, waste disposal, the investigation and remediation of soil and ground water contamination and the health and safety of our employees. Our products and technology are subject to export controls in the jurisdictions where we do business and we are also subject to the applicable anti-corruption, anti-bribery, anti-money laundering and counter-terrorist financing laws and regulations in the countries in which we conduct business. See “Risk Factors—Political, Regulatory and Legal Risks" for additional details.
Governments have in recent years created bold new incentive programs to fund and secure their local semiconductor manufacturing industries. In the United States, the CHIPS and Science Act provided for a 25% investment tax refund and appropriated $52 billion in grants to support the domestic semiconductor industry, of which $39 billion was earmarked for manufacturing capacity expansion. The EU has enacted the European Chips Act, which is intended to provide, through its member states, significant funding to strengthen the EU’s semiconductor industry. See Section “D. Property, Plant and Equipment” for details regarding how these programs impact on our manufacturing capabilities.
Seasonality
Our revenue is subject to some seasonal variation. Historically, our revenue has been lower in the first half of the year.
For a discussion of our business’s seasonality, see “Item 3. Key information—D. Risk Factors—Risk Factors—Risks Related to Our Business and Industry—The cyclical nature and seasonality of the semiconductor industry and periodic overcapacity make us vulnerable to significant and sometimes prolonged economic downturns.”
Technology Megatrends
A significant driver of semiconductor demand has been, and we believe will continue to be, the tremendous growth in the deployment of intelligent, connected and AI at the edge devices which are increasingly transforming a wide variety of business functions across all sectors. Semiconductors enable the functionality that software delivers. With wide-scale adoption of mobile devices and software solutions, society has grown to expect high-speed connectivity, convenience and security in all applications, providing a catalyst for increased semiconductor content in nearly every industry. These trends were accelerated by the COVID-19 pandemic, which emphasized the criticality of connectivity to allow the world to continue to work, communicate, educate and deliver goods and services. We believe that accelerated adoption of technologies such as video conferencing, telemedicine, e-education and e-commerce will serve to drive increased requirements for these technologies going forward.
Semiconductors are enabling the transformation of other sectors of the economy as well. In particular, the electrification of automobiles, including autonomous driving applications, are driving a sharp increase in semiconductor sensors. Semiconductors are increasingly integral to the performance, safety and comfort of vehicles, and we believe the continued electrification of automobiles will only further accelerate this trend.
Semiconductors have become mission-critical to the functionality, safety, transformation and success of many industries in addition to the automotive industry. As a result, the diversification of semiconductor demand across a wide range of industries has made the sector more foundational and central to the broader economy.

Technology megatrends including IoT, 5G, cloud, AI and next-generation automotive are reshaping the global economy and driving a new golden age for semiconductors. Semiconductors have become ubiquitous, powering a broad range of applications from consumer devices to enterprise and industrial applications. Semiconductor innovation is essential to the growth and development of many parts of the technology ecosystem. This includes the software and AI revolution and data collection, transmission and processing at an unprecedented scale, as well as increasing use of advanced driver-assistance systems (“ADAS”) and electrification of automobiles. Semiconductor innovation is also essential for many industrial applications. As the manufacturing backbone of the semiconductor industry, foundries are the bedrock of the global technology ecosystem, and, by extension, the world economy. Foundries such as GF drive innovation by providing advances in process technologies, materials science and IC design IP within the global supply chain to enable customers to develop ICs, accelerate time-to-market and offer value-added services.
Raw Materials
We use various raw materials during our manufacturing processes, such as silicon wafers, gases, chemicals and photoresist, many of which are not commodities that can be easily replaced with substitutions. Although most of our raw materials are available from multiple suppliers, we procure some of our raw materials from sole-sourced suppliers, including raw materials that are significant to our production operations. From time to time, we are advised of shortages of raw materials that could impact our operations. We work closely with our existing vendors to support their efforts to provide us with uninterrupted supply and continue to seek alternative suppliers and substitute materials. We regularly review raw material supply, and we maintain a safety stock depending on the critical nature of materials, typical lead times, shelf life and sourcing status. In addition, due to our global footprint, with fabs on three continents, we believe we have the ability to diversify our supply chain and leverage alternative sources for key supplies.
One of the most important raw materials used in our production processes is silicon wafers, which is the basic raw material from which ICs are made. In recent years, the silicon substrate market has experienced price volatility and supply shortages. The principal suppliers for our wafers are MEMC LLC, Shin-Etsu Handotai (“S.E.H.”) and Soitec. In order to secure a reliable and flexible supply of high-quality wafers, we have entered into multiple long-term agreements with the majority of our principal suppliers, the largest of which is Soitec. We have entered into multiple long-term agreements with Soitec across a wide spectrum of SOI, FD and SiPh products. We believe that we have close working relationships with our silicon wafer suppliers and will continue to be able to obtain a sufficient supply of silicon wafers.
Research and Development
We have a strong heritage of innovation, stemming from our roots at AMD, Chartered Semiconductor and IBM, and have built a comprehensive technology portfolio supported by approximately 8,500 worldwide patents. As of December 31, 2024, we had approximately 1,500 employees dedicated to R&D. We have a strong commitment to R&D, focusing efforts primarily on delivering a comprehensive and expanded portfolio of highly-differentiated, essential chip solutions for our customers, including RF, FinFET, CMOS, FDXTM, SiGe, GaN and SiPh. Our investments cover a broad range of innovation vectors, including materials and substrates, architecture, integration, services, including packaging, and the development of our ecosystem. We have developed and continue to develop resources that allow our customers to develop innovative products to fuel the global economy. In 2024, 2023 and 2022, we spent $496 million, $428 million and $482 million, respectively, on R&D, which represented approximately 7%, 6% and 6% of our net revenue in each respective year.
Intellectual Property
We rely on IP rights, particularly patents and trade secrets, as well as contractual arrangements, to protect our core process and design enablement technologies and provide our customers with protected technology to enable their mission-critical offerings. As of December 31, 2024, we held approximately 6,500 U.S.-issued patents and approximately 2,000 patents issued outside of the United States. We periodically conduct in-depth reviews of our patents and the industry’s manufacturing technologies, and we cull patents having limited or no value, yielding both savings in patent office maintenance fees and a strong, active patent portfolio.
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

Sustainability Initiatives
We are dedicated to ethical and responsible business practices, the personal and social well-being of our employees, and supply chain and environmental stewardship. Sustainability is fundamental to our culture and our value proposition to our customers, the communities in which we live and do business, and our full range of global stakeholders.
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
Environmentally Sustainable Manufacturing and Operations
Semiconductor manufacturing is generally resource-intensive. Therefore, our Journey to Zero commitment also represents our pursuit of sustainable and environmentally efficient operations, seeking to minimize environmental- and climate-related impacts from our operations through pollution prevention and resource conservation. Our Global EHS Policy and Standards establish a continual improvement process and performance requirements that apply throughout the company. Our enterprise-wide environmental management system is certified to the ISO 14001:2015 standard. In 2021, we launched our Journey to Zero Carbon commitment that aims to reduce greenhouse gas emissions by 25% by 2030, compared to a 2020 baseline. In 2024, we announced our commitment to achieve net-zero greenhouse gas emissions and 100% carbon-neutral power by 2050, in alignment with the Paris Agreement goals.
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
Human Capital
We believe that our success rests on empowering employees to bring their authentic selves to the company and that building a culture of anti-discrimination and inclusion drives better business outcomes. As a global company, we recognize and value the wide variety of cultural values, traditions, experiences, education and perspectives of our team and communities. As of December 31, 2024, we employed a multicultural workforce across three continents, representing more than 87 nationalities across 14 countries. We believe that our culture of inclusion leads to higher levels of belonging, engagement and ultimately, higher-performing teams. We strive to improve the employee experience on all aspects of the employee lifecycle, including recruitment, retention, professional development, and advancement of a wide range of talent, skills, experiences and perspectives. We use an annual engagement survey process to help measure employee engagement and our workforce culture strategy progress.
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

C.    Organizational Structure
The following is a chart of our corporate structure as of December 31, 2024:

Government of the Emirate of Abu Dhabi
100%
Mubadala Investment Company PJSC (Abu Dhabi)
100%
Mamoura Diversified Global Holding PJSC (Abu Dhabi)
100%
Mubadala Technology Investment L.L.C. (Abu Dhabi)
100%
100%
Mubadala Technology Investment Company (Cayman)
MTI International Investments Company L.L.C.(Abu Dhabi)
60.78%
20.67%
GLOBALFOUNDRIES Inc. (Cayman)
18.54%
Other Shareholders
Subsidiaries*

* Please refer to Note 28. Related Party Disclosures to our Annual Consolidated Financial Statements for more information on our subsidiaries.
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
The total clean room space is approximately 239,000 square meters spread across our four manufacturing sites. As of December 31, 2024, our total 300 mm equivalent base capacity is 2.8 million wafers per annum.
We have continued to invest in our capacity footprint and by the end of 2025, we expect our total capacity to be approximately in line with 2024, as we undertake the completion of key technology transfer programs across our footprint. The rate and pace at which we expect to increase shipments within our capacity footprint will be subject to, among other things, a reduction in channel inventory across the end markets we serve, improvement in the global macro-economic landscape and increased customer demand.
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

The following table describes each of our manufacturing facilities and their key technologies as of December 31, 2024:

● Production		300mm			200mm
◍ Development		Malta	Germany	Singapore	Burlington	Singapore

ULP CMOS	FinFET	●
	FDX	●	●
SiPh	Photonics	●				●
Feature Rich CMOS	28 CMOS		●	◍
	40/45 CMOS	◍	●	●
	55-90 CMOS			●
	110-180 CMOS			●		●
Power	55 BCDx		●	●
	130 BCDx			●		◍
	150-180 BCDx					●
	GaN Power				◍
RF SOI	SWSOI			●	●	●
	Other RFSOI	●		●	●
	SiGe			◍	●	●
	Gan RF				◍
Each site is equipped with thousands of highly sophisticated pieces of manufacturing equipment and tools. We currently have more than 7,000 tools across all of our fabs. Each site has dedicated power, water, gas and chemical distribution systems. Various assets have been pledged to secure borrowings under pledged agreements for the Company. See Note 12. Long-Term Debt to our Annual Consolidated Financial Statements.
The majority of our manufacturing facilities are built on land we own, with the exception of our Malta, New York, and Singapore fabs, which are built on land leased to the Company by the industrial development agencies of their respective regions. From time to time, we announce plans to expand our global capacity including those discussed below. The anticipated timing and capacity of these proposed expansions or modernizations are always contingent on market demand, the receipt of anticipated funding, whether public or private, achievement of conditions for receipt of certain public funding, and customer commitments for secured supply.
In November 2024, the Company entered into a Direct Funding Agreement with the U.S. Department of Commerce for $1.5 billion in planned direct funding of Company projects in Malta, New York, and Burlington, Vermont, under the CHIPS and Science Act. These projects will enable us to expand and create new manufacturing capacity and capabilities to securely produce more essential chips for automotive, IoT, aerospace, defense, and other vital markets. The proposed funding will support three GF projects: expansion of our existing Fab 8 facility, construction of a new state-of-art fab on the Fab 8 campus, and modernization of our Fab 9 facility in Burlington, Vermont. In support of the two Fab 8 projects, the State of New York also announced that it intends to provide $575 million in planned direct funding. Subject to market requirements and customer demand as well as receipt of expected government funding, among other factors, GF plans to invest more than $12 billion over the next 10 or more years across its two U.S. sites.
In January 2025, an additional $75 million was added to the Direct Funding Agreement to support GF’s plans to create a new center for advanced packaging and testing of essential chips in Malta, New York. The State of New York intends to provide up to $20 million in new support for the new center.

In August 2022, we entered into a Commercial and Cooperation Agreement with ST for the build-out and joint operation of a new 300mm semiconductor manufacturing facility. This facility is targeted to ramp up to 620,000 300mm wafers per annum production at full build-out. In June 2023, the Company concluded an agreement for the jointly operated semiconductor manufacturing facility, which would benefit from significant financial support from the French Republic.
See “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to our Business and Industry and Risks Related to Strategic Transactions” for risks related to the foregoing projects.
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
A discussion of the changes in our results between the years ended December 31, 2022 and 2023, has been omitted from this Annual Report on Form 20-F for the year ended December 31, 2024. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and “Item 5. Operating and Financial Reviews and Prospects—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 29, 2024, which is available on the SEC’s website at www.sec.gov and our website at https://gf.com/.
Executive Overview and Other Recent Events
GlobalFoundries is one of the world’s leading semiconductor foundries. We manufacture complex ICs that enable billions of electronic devices that are pervasive throughout nearly every sector of the global economy. With our specialized foundry manufacturing processes, a library consisting of thousands of IP titles, and differentiated transistor and device technology, we serve a broad range of customers, including the global leaders in IC design. We provide optimized solutions for the function, performance and power requirements of critical applications driving key secular growth end markets.
The combination of our highly-differentiated technology and our scaled manufacturing footprint enables us to attract a large share of single-sourced products and LTAs, providing improved revenue visibility and significant operating leverage, resulting in improved financial performance. As of December 31, 2024, the aggregate remaining long-term revenue commitment reflected by these agreements amounted to more than $14 billion (spread out across varying numbers of years, depending on each LTA), and $3 billion of refundable and non-refundable advance payments and capacity reservation fees. These LTA agreements include binding, multi-year, reciprocal annual (and, in some cases, quarterly) minimum purchase and supply commitments with wafer pricing and associated mechanics outlined for the contract term. Through an intense focus on collaboration, we have built deep strategic partnerships with a broad base of more than 250 customers as of December 31, 2024, many of whom are the global leaders in their field.
The principal source of our revenue is wafer fabrication and sales of finished semiconductor wafers, which accounted for approximately 90% of our net revenue in 2024. The rest of our net revenue was mainly derived from photomask manufacturing, sourcing services and pre-fab manufacturing services.
Our business has experienced weaker demand across several of the end markets within which we operate, as our customers manage elevated inventory levels and tighter monetary policies, which adversely impacted our revenues. As discussed in “Item 3. Key Information—D. Risk Factors,” we have had to renegotiate certain of our LTAs with existing customers to reflect lower volume commitments and/or longer commitment timelines, and we expect that we will continue to have to renegotiate a limited number of LTAs in 2025. We remain cautious as the global macroeconomic uncertainty continues, reflecting the impacts of inflation, high interest rates, and geopolitical conflicts. The recovery is taking longer than in previous cycles and the pace is staggered across our end markets. Inventory levels remained elevated through the second half of 2024. We expect that the catalyst for reducing inventory levels and improving demand will be driven by the stabilization of key macro-economic indicators, such as inflation, interest rates and GDP growth, and within the industry specifically, the AI refresh cycle. We continue to collaborate closely with our customers to support the acceleration of their inventory depletion, while seeking to preserve the economic value of the commercial agreements we have entered into.
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
Depreciation and amortization charges primarily include the depreciation of clean room production equipment. Commencement of depreciation related to construction in progress and property, plant and equipment involves determining when the assets are available for their intended use (see Note 3. Summary of Material Accounting Policies to our Annual Consolidated Financial Statements). Employee-related expenses primarily include employee wages and salaries, social security contributions and benefit costs for operators, maintenance technicians, process engineers, supply chain, IT production, yield improvement and health and safety roles. Facility costs primarily consist of the costs of electricity, water and other utilities and services.
Operating Expenses
Our operating expenses consist of R&D, selling, general and administrative expenses, restructuring charges, and impairment charges. Personnel costs are the most significant component of our operating expenses and consist of salaries, benefits, bonuses, share-based compensation, and commissions.
Research and Development
Our R&D efforts are focused on developing highly-differentiated process technologies and solutions. As part of our strategic repositioning, we shifted our R&D efforts to focus on technologies where we can deliver highly-differentiated solutions and discontinued our R&D-intensive single-digit node program. Our R&D expense includes personnel costs, material costs, software license and intellectual property expenses, facility costs, supplies, professional and consulting fees, and depreciation on equipment used in R&D activities. Our development roadmap includes new platform investments, platform features and extensions, and investments in emerging technology capabilities and solutions. We expense R&D costs as incurred. We believe that continued investment in our technology portfolio is important for our future growth and acquisition of new customers. We expect our R&D as a percentage of revenue to be relatively stable over time as expenses grow in line with increased revenue.
Selling, General and Administrative (“SG&A”)
SG&A expenses consist primarily of personnel-related costs, including sales commissions to independent sales representatives and professional fees, including the costs of accounting, audit, legal, regulatory and tax compliance. Additionally, costs related to advertising, trade shows, corporate marketing and allocated overhead costs are also included in SG&A expenses. Beginning in the third quarter of 2023, SG&A expenses also include certain contract cancellation fees,(gain) loss on tool sales and withholding taxes. Certain contract cancellation fees and (gain) loss on tool sales were previously included in other income (expense) while withholding taxes were previously recorded in income tax expense. We expect our SG&A as a percentage of revenue to be relatively stable over time as expenses grow in line with increased revenue.
Restructuring Charges
We incurred restructuring charges related to a 2022 reduction in our global workforce (a small portion of which carried through to 2024), reduction in leased workspace and engaging consultants for strategic support.
Impairment Charges
Impairment charges relates to legacy investments in our production capacity at our fab in Malta, New York.
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
The following discussion covers items for and a comparison between the years ended December 31, 2024 and 2023.
A.Operating Results
The following table sets forth our consolidated statements of operations data for the periods indicated:

(in millions)	For the year ended December 31,
	2024	2023
Net revenue	$6,750	$7,392
Cost of revenue(1)	5,099	5,291
Gross profit	1,651	2,101
Research and development expenses(1)	496	428
Selling, general and administrative expenses(1)	427	473
Restructuring charges	7	71
Impairment charges	935	—
Operating expenses	1,865	972
Income (loss) from operations	(214)	1,129
Finance income	201	149
Finance expenses	(145)	(137)
Other income (expense)	(12)	(57)
Income (loss) before income taxes	(170)	1,084
Income tax expense	(92)	(66)
Net income (loss)	$(262)	$1,018
(1)Includes share-based compensation expense as follows:

(in millions)	For the year ended December 31,
	2024	2023

Cost of revenue	$58	$48
Research and development	$31	$25
Selling, general and administrative	$98	$96
Comparison of Years Ended December 31, 2024 and 2023
Net Revenue

(in millions)	Year ended December 31,
	2024	2023	Change	% Change

Net revenue	$6,750	$7,392	$(642)	(8.7)%

Net revenue decreased by $642 million, or 8.7%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The year-over-year change was driven by a 4% reduction in 300mm equivalent wafers shipments to 2.1 million. Additionally, the average selling price per wafer decreased by 3%, largely due to shifts in the end market mix, each with varying average prices, and non-wafer revenue experienced a decline of 24%.
The wafer shipment volume decline was primarily the result of lower customer demand due to elevated inventory levels for customers across certain end markets that we serve. Communications, Infrastructure & Datacenter declined 33% due to the continued platform transitions by customers. Home and Industrial IoT decreased 21% due to customer inventory adjustments in industrial and consumer applications. Offsetting these decreases, Automotive revenue increased 15%, driven by content and share gains. Smart Mobile Device remained relatively flat, as elevated inventory levels and muted customer demand for handsets were largely offset by content growth.
The 24% decrease in non-wafer revenue was primarily due to LTA access fees that were fully amortized in 2023 and increased customer rebates due to lower volumes in 2024.

The following table presents the Company’s revenue disaggregated based on end markets for the years ended December 31, 2024, 2023 and 2022.

End Markets (in millions):	Year ended December 31,
	2024	2023	Change	% Change	2022
Smart Mobile Devices	$3,048	$3,023	$25	0.8%	$3,723
Communications Infrastructure & Datacenter	577	863	(286)	(33.1)%	1,423
Home and Industrial IoT	1,267	1,604	(337)	(21.0)%	1,782
Automotive	1,206	1,046	160	15.3%	373
Non wafer revenue	652	856	(204)	(23.8)%	807
Total	$6,750	$7,392	$(642)	(8.7)%	$8,108
Cost of Revenue

(in millions)	Year ended December 31,
	2024	2023	Change	% Change

Cost of revenue	$5,099	$5,291	$(192)	(3.6)%
Gross margin %	24.5%	28.4%		-390bps
Cost of revenue decreased by $192 million, or 3.6%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The change was driven by 4% lower shipment volume, partially offset by an unfavorable increase in manufacturing variances due to reduced absorption of fixed costs. During the years ended December 31, 2024 and 2023, the Company recognized $32 million and $48 million, respectively, within cost of revenue to write down certain inventories to estimated net realizable value.
Gross margin decreased to 24.5% for the year ended December 31, 2024 from 28.4% for the year ended December 31, 2023. The decrease of 390 basis points largely driven by a 7% reduction in wafer revenue resulting in reduced factory utilization and unfavorable absorption of fixed manufacturing costs, and a 24% reduction in non-wafer revenue.
Research and Development Expenses

(in millions)	Year ended December 31,
	2024	2023	Change	% Change

Research and development expenses	$496	$428	$68	15.9%
As a % of revenue	7.3%	5.8%
Research and development expenses increased by $68 million, or 15.9%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The change was primarily a result of $31 million higher employee-related expenses, $29 million higher R&D portfolio investments, and $6 million higher share-based compensation.
Selling, General and Administrative Expenses

(in millions)	Year ended December 31,
	2024	2023	Change	% Change

Selling, general and administrative expenses	$427	$473	$(46)	(9.7)%
As a % of revenue	6.3%	6.4%
Selling, general and administrative expenses decreased by $46 million, or 9.7%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The change was primarily a result of $44 million higher tool sales gains, $17 million increase in advanced manufacturing investment tax credits and $16 million decrease in withholding tax expense related to an intercompany loan partially offset by higher employee related compensation expenses of $34 million.

Restructuring Charges

(in millions)	Year ended December 31,
	2024	2023	Change	% Change

Restructuring charges	$7	$71	$(64)	(90.1)%
Restructuring charges decreased by $64 million, or 90.1% for the year ended December 31, 2024, compared to the year ended December 31, 2023. The decrease was driven by lower employee related expenses as a result of winding down restructuring activities.
Impairment charges

(in millions)	Year ended December 31,
	2024	2023	Change	% Change

Impairment charges	$935	$—	$935	N/A
For the year ended December 31, 2024, the Company recorded an impairment charge of $935 million, relating to legacy investments in our production capacity at our fab in Malta, New York. This impairment charge was due to the diversification of our long-term manufacturing technology platform roadmap in Malta, consistent with the Company’s previously communicated technology transfer strategy aimed at meeting expected long-term customer demand. We did not take any impairment charge on long-lived assets in the year ended December 31, 2023.
Finance income

(in millions)	Year ended December 31,
	2024	2023	Change	% Change

Finance Income	$201	$149	$52	34.9%
Finance income increased by $52 million, or 34.9%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase was primarily generated from higher investment income generated as a result of increased investment balances and higher market interest rates.
Finance expense

(in millions)	Year ended December 31,
	2024	2023	Change	% Change

Finance expenses	$(145)	$(137)	$(8)	5.8%
Finance expenses increased by $8 million for the year ended December 31, 2024 compared to the year ended December 31, 2023. This increase was primarily a result of increased floating interest rates associated with third-party debt.
Other Income (expense), net

(in millions)	Year ended December 31,
	2024	2023	Change	% Change

Other income (expense), net	$(12)	$(57)	$45	(78.9)%
Other income (expense), net increased by $45 million for the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase was primarily driven by a $55 million reduction in foreign exchange currency losses, partially offset by a $13 million decrease in tool sales gains recorded in SG&A.
Income tax expense

(in millions)	Year ended December 31,
	2024	2023	Change	% Change

Income tax expense	$(92)	$(66)	$(26)	39.4%
Income tax expense increased by $26 million, or 39.4%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase is primarily due to $24 million of tax expense from impacts of fluctuation in foreign exchange rates on deferred tax balances and non-deductible expenses.

B.Liquidity and Capital Resources
We have historically financed operations primarily through cash and cash equivalents, marketable securities, as well as cash generated from our business operations, including prepayments under LTAs, debt and government grants. As of December 31, 2024, our cash and cash equivalents and marketable securities balances of $4.2 billion included $2.2 billion of cash and cash equivalents and $2.0 billion of marketable securities. As of December 31, 2023, our cash and cash equivalents and marketable securities of $3.9 billion included $2.4 billion of cash and cash equivalents and $1.5 billion of marketable securities.
As of December 31, 2024 and 2023, respectively, we had an undrawn revolving credit facility of $1.0 billion. In addition to our available revolvers, we had $1.8 billion and $2.4 billion of debt outstanding as of December 31, 2024, and 2023, respectively, which was comprised of multiple term loans and other debt facilities in various currencies. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of payments we receive from customers pursuant to our LTAs and other business arrangements, the timing and extent of spending to support development efforts, the introduction of new and enhanced products and solutions, the continuing market adoption of our platform, and our obligations to repay our indebtedness from time to time. We may from time to time seek to raise additional capital to support our growth. As of December 31, 2024, we believe that our existing cash, cash equivalents, investment in marketable securities, credit under our revolving credit facility, and expected cash generated from operations are sufficient to meet our capital requirements for at least the next 12 months and beyond.
The following table shows a summary of our term loan facilities, other debt facilities, which consist primarily of equipment financing and our committed undrawn revolvers.

(in millions)	Year ended December 31,
	2024	2023
Term loan facilities	$798	$1,249
Other debt facilities	$1,008	$1,115
Revolvers and letters of credit	$1,012	$1,012
Government grants are also a source of capital. Those grants are primarily provided in connection with construction and operation of our wafer manufacturing facilities, employment and R&D. For the years ended December 31, 2024 and 2023, we received $107 million and $251 million, respectively, in proceeds from government grants. The change in grants relates primarily to grant programs in Singapore.
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
Cash Flows
The following table shows a summary of our cash flows for the periods presented:

(in millions)	Years Ended December 31,
	2024	2023	Change
Cash provided by operating activities	$1,722	$2,125	$(403)
Cash used in investing activities	(1,125)	(1,882)	757
Cash used in financing activities	(785)	(212)	(573)
Effect of exchange rate changes on cash and cash equivalents	(7)	4	(11)
Net increase (decrease) in cash and cash equivalents	$(195)	$35	$(230)
Operating Activities
Cash provided by operating activities was $1.7 billion for the year ended December 31, 2024, a $403 million decrease from the $2.1 billion provided in the year ended December 31, 2023. The decrease was driven by an increase in the net loss of $1.28 billion and a $112 million decrease in working capital and $102 million less losses on disposal of assets due to the timing and volume of sales. This was partially offset by a $935 million increase in impairment charges related to the legacy investments in production capacity in New York, a $117 million increase in depreciation and amortization from assets put in use and $36 million of increased share based payments to our employees. Unfavorable working capital of $112 million includes a $221 million decrease in trade and other payables, offset by favorable movements in receivables and prepayments of $98 million and inventory of $11 million.

Investing Activities
Cash used in investing activities was $1.1 billion for the year ended December 31, 2024, compared to cash used in investing activities of $1.9 billion for the year ended December 31, 2023, reflecting a $757 million decrease. The year-over-year change was primarily attributable to $1.2 billion lower capital and intangible expenditures related to the expansion of our fabrication facilities. Offsetting this was lower proceeds from government grants of $128 million, and cash paid for acquisitions of $69 million in 2024. Additionally, we had proceeds from the sale of our East Fishkill facility of $236 million in 2023 compared to no cash activity in 2024.
Financing Activities
Cash used in financing activities was $785 million for the year ended December 31, 2024, compared to cash used in financing activities of $212 million for the year ended December 31, 2023, reflecting a $573 million increase. The year-over-year increase was due to higher repayments of debt and finance lease obligations of $332 million and the purchase of treasury stock for $200 million in 2024.
Contractual Obligations
As of December 31, 2024, we had $635 million of purchase commitments related to contracts for capital expenditures. Of the total balance, $434 million is due within the next 12 months as of December 31, 2024. See Note 30. Commitments and Contingencies to our Annual Consolidated Financial Statements for additional details.
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
The semiconductor industry is susceptible to uncertain economic conditions that could impact demand. We remain cautious regarding the macroeconomic headwinds facing our industry in 2025 and we continue to work with our customers to understand their long-term demand across the end markets they operate in.
Single-sourced Revenue Mix
We manufacture products based on a combination of our own technologies and our customers’ IP, resulting in a significant number of products that can only be sourced from us. Our sales and marketing strategy centers on deepening relationships with top customers and investing in technologies to become their single-source supplier for mission-critical applications. We believe a key measure of our success as a differentiated technology partner to our customers is the mix of our wafer shipment volume attributable to single-sourced business, which represented approximately 64% of wafer shipment volume in 2024. We define single-sourced products as those that we believe can only be manufactured with our technology and cannot be manufactured elsewhere without significant customer redesigns.
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
Long-Term Agreements
We have entered into multiple LTAs with leading companies in the industry. Many of these contracts include customer advanced payments and capacity reservation fees in order to secure future supply. We have approximately $14 billion in aggregate revenue commitment over the remaining terms of the agreements as of December 31, 2024. The duration of these contracts varies by customer and the contracts are generally aligned to end markets with longer-term orientation and durability, such as Automotive.

During fiscal year 2023 and fiscal year 2024, some customers under LTAs requested to adjust their short term demand outlook downward. From time to time our wafer revenue consists of restructuring or underutilization payments from customers unable to meet their volume commitments. We expect a limited number of our customers under LTAs will continue to request for similar adjustments in 2025. We continue to collaborate closely with our customers to support the acceleration of their inventory depletion, while seeking to preserve the economic value of these commercial agreements.
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
Our average shipment utilization rate across our global fabs was 77% and 81% for the years ended December 31, 2024 and 2023, respectively. Factors affecting shipment utilization rates include efficiency in production facilities, complexity and mix of wafer types ordered by customers, including the impact of export controls and other regulatory changes affecting customers and competitors. Our production capacity is determined based on the capacity ratings of the equipment in the fab, adjusted for expected down time due to set up for production runs and maintenance and R&D. In 2024, we operated below our production capacity driven by customer demand and market conditions.
CHIPS and Science Act
In November 2024, the Company entered into a Direct Funding Agreement with the U.S. Department of Commerce for up to $1.5 billion in planned direct funding of Company projects in Malta, New York, and Burlington, Vermont, under the CHIPS and Science Act. This planned investment will enable us to expand and create new manufacturing capacity and capabilities to securely produce more essential chips for automotive, IoT, aerospace, defense, and other vital markets. The proposed funding will support three potential GF projects: expansion of our existing Fab 8 facility, construction of a new state-of-art fab on the Fab 8 campus, and modernization of our Fab 9 facility. The Direct Funding Agreement contains detailed milestones we must achieve in order to receive funds, including with respect to, among others, capital expenditures, process technology development or process transfer and facility completion. It also contains restrictions with respect to certain “change of control” transactions, expansion of manufacturing capacity in certain countries, joint research or technology licensing in certain countries, as well as dividends and share repurchases. In support of the two Fab 8 projects, the State of New York also announced that it intends to provide $575 million in planned direct funding. In January 2025, an additional $75 million was added to the Direct Funding Agreement to support GF’s plans to create a new center for advanced packaging and testing of essential chips in Malta, New York. The State of New York intends to provide up to $20 million in new support for the new center. Subject to market requirements and customer demand as well as receipt of expected government funding, among other factors, GF plans to invest more than $12 billion over the next 10 or more years across its two U.S. sites. While GF intends to begin work as soon as reasonably possible, there is no guarantee at this time as to when GF will be able to start work and how (or to what degree) the total $12 billion investment will be allocated to each year over the next 10 or more years (or that the total amount actually invested will be $12 billion or more). GF intends to execute such investments through public-private partnerships with support from the federal and state governments as well as from its ecosystem partners, including anticipated key strategic customers, but such plans are subject to GF receiving such support in the manner and on the timelines expected, and may be subject to change.
E.Critical Accounting Policies and Estimates
Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Management must make certain estimates and assumptions that affect the amounts reported in the financial statements, based on experience, existing and known circumstances, authoritative accounting guidance and pronouncements and other factors that management believes to be reasonable, but actual results could differ materially from these estimates. To the extent there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. Note 4. Critical Accounting Judgments, Estimates and Assumptions to our consolidated financial statements contains a description that sets forth information about critical judgments, estimates and assumptions in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements.
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
Safe Harbor
See “Cautionary Statement Regarding Forward-Looking Information.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth information for our executive officers and directors as of the date of this Annual Report:

Name	Age	Title
Executive Officers
Dr. Thomas Caulfield(1)	66	President and Chief Executive Officer, Board Director
Tim Breen(2)	47	Chief Operating Officer, Board Director
John Hollister	55	Chief Financial Officer
Niels Anderskouv(3)	55	Chief Business Officer
Saam Azar	48	Chief Legal Officer
Michael Hogan (4)	60	Chief Business Unit Officer
Pradheepa Raman	44	Chief People Officer
Pradip Singh	49	Chief Manufacturing Officer
Samuel Vicari	51	Chief Commercial Officer

Board of Directors
Ahmed Yahia(5)	52	Chairman of the Board
Dr. Thomas Caulfield(1)	66	President and Chief Executive Officer, Board Director
Tim Breen(2)	47	Chief Operating Officer, Board Director
Glenda Dorchak	70	Board Director
Martin L. Edelman	83	Board Director, Chairman of Nominating and Governance Committee
David Kerko	52	Lead Independent Director, Chairman of People and Compensation Committee
Camilla Languille	41	Board Director
Jack Lazar	59	Board Director, Chairman of Audit, Risk and Compliance Committee
Elissa E. Murphy	56	Board Director
Carlos Obeid	60	Board Director
Dr. Bobby Yerramilli-Rao	58	Board Director, Chairman of Strategy and Technology Committee

(1) Dr. Caulfield has been appointed as Executive Chairman, effective April 28, 2025.
(2) Mr. Breen has been appointed Chief Executive Officer, effective April 28, 2025.
(3) Mr. Anderskouv has been appointed President and Chief Operating Officer, effective April 28, 2025.
(4) Mr. Hogan has been appointed Chief Business Officer, effective April 28, 2025.
(5) Mr. Yahia will step down from the Board of Directors and as Chairman, effective April 28, 2025.

Executive Officers
Dr. Thomas Caulfield is the President and Chief Executive Officer (“CEO”) of GF, a position he has held since March 2018. He was also elected to the Board of Directors in March 2018 and, effective April 28, 2025, will serve as Executive Chairman of GF. Dr. Caulfield joined the Company in May 2014 as Senior Vice President and General Manager of the Company’s Fab 8 semiconductor wafer manufacturing facility in Malta, New York, where he led operations, process development, and the expansion and ramp-up of semiconductor manufacturing production. Dr. Caulfield has an extensive career spanning engineering, executive management and global operational leadership with leading technology companies. Prior to joining GF, Dr. Caulfield served as President and Chief Operations Officer at Soraa from May 2012 to May 2014, a leading developer of GaN on GaNTM (gallium nitride on gallium nitride) solid-state lighting technology. Before Soraa, Dr. Caulfield served as President and COO of Ausra from 2009 to 2010, a leading provider of large-scale concentrated solar power solutions for electrical power generation and industrial steam production. Prior to leading at Ausra, Dr. Caulfield served as Executive Vice President of Sales, Marketing and Customer Service at Novellus Systems, Inc. Before that, Dr. Caulfield spent 17 years at IBM in a variety of senior leadership roles, ultimately serving as Vice President of 300mm semiconductor operations for IBM’s Microelectronics division, leading its wafer fabrication and R&D operations in East Fishkill, New York. He has served as a member of the board of directors of Sandisk Corporation since February 2025 (following Sandisk’s spinoff from Western Digital) and has been a Trustee for Union College since 2018. Previously, he served as a board member of Western Digital Corporation from 2021 to February 2025. Dr. Caulfield earned a Bachelor of Science in Physics from St. Lawrence University before entering Columbia University’s Fu Foundation School of Engineering and Applied Science, where he earned both his Bachelor and Master of Science in Materials Science and Engineering as well as a Doctorate in Materials Science and Engineering. Dr. Caulfield was also a postdoctoral fellow at Columbia’s Engineering Center for Strategic Materials.
Tim Breen is the Chief Operating Officer (“COO”) of GF, a position he has held since September 2023 and, effective April 28, 2025, will serve as Chief Executive Officer. He was elected to the Board of Directors in January 2018. As COO, he oversees GF’s global operations, including the manufacturing and digital transformation teams. Prior to becoming COO, he served as senior advisor to the CEO with a focus on supporting GF’s business, supply chain and digital transformations. Starting in 2018, he supported the Company in various executive roles including leading strategy, business transformation and finance. Since 2010, Mr. Breen served as a member of the senior leadership team of GF’s founding shareholder, Mubadala Investment Company. He also serves as Chairman of the board of directors of NOVA Chemicals. Prior to joining Mubadala, Mr. Breen was a Partner with McKinsey in Abu Dhabi. He holds a Master of Business Administration degree from London Business School.
John Hollister is the Chief Financial Officer (“CFO”) at GF, a position he has held since February 2024. Mr. Hollister is responsible for the Company’s financial operations and strategy, global supply chain, and corporate development. Mr. Hollister brings more than two decades of finance and operations experience in the semiconductor industry and a proven track record as a CFO of a publicly traded company. Prior to his role at GF, Mr. Hollister was at Silicon Labs from 2004 to early 2024, serving as CFO and Senior Vice President for 10 years and leading the company’s growth in broad-based semiconductor and IoT markets, after serving in various roles of increasing responsibility from 2004 to 2013 in different Silicon Labs locations. Prior to joining Silicon Labs, Mr. Hollister served as Vice President of Finance at Cicada Semiconductor and held various finance positions at Cirrus Logic, Veritas DGC, 3-D Geophysical and PricewaterhouseCoopers LLP. Mr. Hollister currently serves as a member of the board of directors of MacroFab. Mr. Hollister is a Certified Public Accountant and holds a master’s degree in professional accounting as well as a bachelor’s degree in business administration from The University of Texas at Austin.
Niels Anderskouv is Chief Business Officer (“CBO”) at GF, a position he has held since May 2023 and, effective April 28, 2025, will serve as President and Chief Operating Officer. As CBO, Mr. Anderskouv is responsible for leading GF’s product and technology roadmap, business and commercial strategy, marketing and communications as well as its go-to-market execution. As CBO, Mr. Anderskouv also oversees GF’s product management, design platforms and business strategy and planning teams. Mr. Anderskouv brings more than 25 years of experience spanning engineering, executive management and global leadership in the semiconductor industry. Most recently, from 2017 to 2021, Mr. Anderskouv served as Senior Vice President and Executive Officer at Texas Instruments, where he was responsible for the company’s multi-billion-dollar Analog Power business. He is an expert in power management, analog and mixed-signal technologies and has a track record of driving and delivering financial performance. Mr. Anderskouv has been the Chairman of the board of directors of KeepIt since 2017. Mr. Anderskouv earned a Master of Science degree in Electrical Engineering from the Technical University of Denmark (DTU) in Copenhagen.
Saam Azar is Chief Legal Officer for GF, a position he has held since January 2017. He oversees all legal, compliance, government relations, environmental, health, safety and security matters worldwide. Mr. Azar also serves as Secretary to the GF Board of Directors and has been involved with the Company since its founding in 2009. From 2006 to 2017, Mr. Azar served in various roles at Mubadala Investment Company, as a senior member of its Legal & Compliance Unit, working primarily on complex, cross border partnerships. Prior to Mubadala, he worked as an associate at the international law firm of Cleary Gottlieb Steen & Hamilton LLP in New York, where he supported numerous corporate transactions with an emphasis on debt and equity capital markets. Mr. Azar holds a J.D. from New York University School of Law and a Bachelor of Science degree in Civil and Environmental Engineering and Public Policy from Duke University.

Michael Hogan is the Chief Business Unit Officer of GF, a position to which he was appointed in 2023 and, effective April 28, 2025, will serve as Chief Business Officer. In his current role, he is responsible for the strategy, development and execution of the company’s essential technology solutions, roadmaps and R&D across all product lines. Mr. Hogan has more than 35 years of experience in the semiconductor industry. Prior to joining GF, Mr. Hogan was Senior Vice President and General Manager of IoT Compute and Wireless at Cypress Semiconductor. Previously, he held a variety of business line management and strategy roles at Broadcom/Avago across an array of wireless technologies, from Wi-Fi to cellular, prior to co-founding the IoT business that was subsequently divested to Cypress Semiconductor in 2016. Prior to that, he was CEO of PulseCore Semiconductor and Sirific Wireless. Mr. Hogan was the founding General Manager of the WLAN (wireless local area network) business at Texas Instruments, where he held a variety of sales and business unit general manager roles during his 16-year tenure. Mr. Hogan holds a Bachelor’s degree from Syracuse University.
Pradheepa Raman is Chief People Officer at GF, a position she was appointed to in 2022. She has global responsibility for GF’s human resources practice areas including talent acquisition, development and retention, creation and delivery of people solutions, total rewards, organizational development and further strengthening GF’s commitment to innovation, safety and a respectful workplace culture. Prior to joining GF, Ms. Raman was Global Head of Human Resources and Chief Transformation Officer for the Global Tools & Storage business unit of Stanley Black & Decker, Chief Talent Officer of Stanley Black & Decker, and held senior human resources positions at Samsung Electronics America and Avaya. Ms. Raman began her career as a software developer. Ms. Raman holds a Bachelor’s degree in Electronics and Communication Engineering from Alagappa Chettiar College of Engineering and Technology in India, and a Master’s degree in Human Resources from Rutgers University.
Pradip Singh is the Chief Manufacturing Officer at GF, a position to which he was appointed in 2024. He is responsible for GF’s global manufacturing operations, quality and supply chain. Mr. Singh joined GF in 2009 and has more than 20 years of foundry industry experience with a proven track record in manufacturing operations and technology transfer. Mr. Singh’s career spans manufacturing, management and operational leadership in various countries across GF’s global network. Prior to his current role, Mr. Singh was senior vice president and general manager of Global Competitive Manufacturing and U.S. Fab Operations at GF, supporting New York and Vermont Fab operations to accelerate performance and drive greater regional collaboration and synergies across the sites as well as managing the Global Competitive Manufacturing team that drives the adoptions of best practices across all GF fab sites. Prior to that, Mr. Singh was vice president and general manager of GF’s 200mm radio frequency (RF) manufacturing operations in Essex Junction, Vermont. He also previously served as senior director of manufacturing operations at the company’s 300mm semiconductor facility in Malta, New York, and held leadership roles at GF’s manufacturing facility in Dresden, Germany. Mr. Singh began his career with Chartered Semiconductor where he held positions of increasing responsibility in many of the company’s Singapore fabs. Mr. Singh holds a Bachelor of Science in Electrical and Electronics Engineering from Nanyang Technological University in Singapore.
Samuel Vicari is the Chief Commercial Officer (CCO) at GF, a position he was appointed to in 2024. He is responsible for the end-to-end customer journey across business development, customer technical delivery and management of strategic partnerships and end markets. In his role Mr. Vicari also oversees customer solutions, tapeout operations, commercial strategy and commercial operations. Mr. Vicari brings almost three decades of experience in semiconductor sales with expertise in global business development, building lasting relationships with customers and with a proven track record of delivering top-line growth and market share gains in the fast-paced technology sector. Prior to joining GF, Mr. Vicari served as President of Texas Instruments Japan where he led the operations there for about five years. Previously, he held a variety of sales management positions across TI’s EMEA region. Mr. Vicari holds a Master’s degree in Business Administration from the Bocconi University in Milan, Italy.
Board of Directors
Ahmed Yahia was elected to the Board of Directors as Chairman in December 2013 and, effective April 28, 2025, will step down from the Board of Directors and as Chairman. Mr. Yahia has served as Managing Director and Chief Executive Officer of MGX, an artificial intelligence-focused investment company, since July 2024. Prior to his role at MGX, Mr. Yahia was the Chief Executive Officer, Direct Investments at Mubadala Investment Company with oversight of the Technology, Life Sciences, Financial Services, Consumer, Industrials & Business Services, and Energy & Sustainability portfolios. He remains a member of Mubadala's Investment Committee, which develops Mubadala's investment policies and reviews proposed projects. Prior to joining Mubadala, Mr. Yahia was a Partner at McKinsey & Company, where he co-led the Principal Investor practice and was also the Managing Partner of the Abu Dhabi practice. He was formerly a Marketing Manager at Procter & Gamble, where he led several flagship brands. He serves as Chairman of the board of directors of Compañía Española de Petróleos and is a member of the board of directors of the Abu Dhabi Investment Council, Mubadala Capital, Emirates Global Aluminum and MGX. Previously, he served as a board member of Advanced Micro Devices Inc. from 2012 to 2019. Mr. Yahia holds a Bachelor of Science in Industrial Engineering from École Centrale Paris and a Master of Science in Mechanical Engineering/Product Strategy from the Massachusetts Institute of Technology. Mr. Yahia is an independent, non-executive director pursuant to applicable Nasdaq rules.
Dr. Thomas Caulfield is the President and CEO of GF and was elected to the Board of Directors in March 2018, and effective April 28, 2025, will serve as Executive Chairman. Please see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Executive Officers” for a description of Dr. Caulfield’s business experience.

Tim Breen is the Chief Operating Officer of GF and was elected to the Board of Directors in January 2018, and effective April 28, 2025, will become Chief Executive Officer of GF. Please see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Executive Officers” for a description of Mr. Breen’s business experience.
Glenda Dorchak was elected to the Board of Directors in June 2019. Ms. Dorchak spent over thirty years in operational leadership roles in the technology industry, most recently as Executive Vice President and General Manager of Global Business with Spansion, Inc., a flash memory manufacturer. She started her career with 20 years at IBM where she held a range of operating roles including General Manager PC Direct. She later moved to e-retailer Value America where she was part of the IPO team eventually becoming Chairman and Chief Executive Officer. Ms. Dorchak subsequently joined Intel Corp. as Vice President and COO of Intel Communications Group, then went on to serve as Vice President and General Manager, Broadband Products Group and later, Vice President and General Manager, Consumer Electronics Group. After Intel, Ms. Dorchak was Chairperson and Chief Executive Officer of Intrinsyc Software and Vice Chairman and Chief Executive Officer of VirtualLogix. Ms. Dorchak currently does advisory and board work and serves as a member of the board of directors at ANSYS, Inc. and Wolfspeed Inc, as well as Cerebras Systems, a private company. Previously, she served as a member of the board of directors of Mellanox Technologies from 2009 to 2020 and Quantenna Communications from 2018 to 2019. Ms. Dorchak is an independent, non-executive director pursuant to applicable Nasdaq rules.
Martin L. Edelman was elected to the Board of Directors in February 2017. Mr. Edelman is currently General Counsel of G42, an artificial intelligence development company based in Abu Dhabi, and Of Counsel of Paul Hastings LLP. He is an advisor to Mubadala and is a partner at Fisher Brothers, a real estate partnership. Mr. Edelman serves as Executive Chairman at Manchester Life. He is also a director of Equity Commonwealth (in liquidation), Aldar REIT and several private companies affiliated with G42, Fisher Brothers and City Football Group. In addition, Mr. Edelman serves on the boards of various nongovernmental organizations. He has more than 50 years of experience and concentrates his practice on real estate, technology, corporate mergers and international transactions. Mr. Edelman holds a Bachelor of Arts degree from Princeton University and a law degree from Columbia Law School. Mr. Edelman is an independent, non-executive director pursuant to applicable Nasdaq rules.
David Kerko was elected to the Board of Directors in January 2018. Mr. Kerko is Head of North America Private Equity at Elliott Investment Management L.P. Prior to joining Elliott, Mr. Kerko was an advisor, member and co-head of the Technology Group at Kohlberg Kravis Roberts & Co. Inc. (“KKR”). Prior to joining KKR, he worked for Gleacher NatWest Inc. on mergers and acquisition transactions and financing. Mr. Kerko is currently a member of the Board of directors of Cubic Corporation, Nielsen and Cloud Software Group. Mr. Kerko holds a Bachelor of Science degree and a Bachelor of Science in Engineering degree, summa cum laude, from the University of Pennsylvania. Mr. Kerko is an independent, non-executive director pursuant to applicable Nasdaq rules and serves as Lead Independent Director.
Camilla Languille was elected to the Board of Directors in September 2024. Ms. Languille is currently co-Chief Executive Officer of Mubadala Investment Company’s Private Equity platform, which executes global direct investments in buyout and growth equity and actively manages a portfolio targeting growth-oriented companies across a range of sectors, including healthcare, consumer, technology, financial services, industrial and business services, and energy and sustainability. Prior to that, she served as Mubadala Investment Company’s Head of Healthcare from 2018 to 2024, where she was responsible for executing investments in several healthcare companies and built a global investments team, and as Senior Vice President, Technology of Mubadala Investment Company from 2016 to 2018, where she was responsible for managing its semiconductor portfolio. Prior to joining Mubadala, Ms. Languille previously worked in M&A for Daiwa Capital and Société Générale based in Paris, as well as in investments for Virgin Group in London, where she managed the Special Situations portfolio and helped to launch Virgin Healthcare. She began her career in Healthcare M&A for JPMorgan in New York and London. Ms. Languille also currently serves as a member of the board of directors of Evotec SE and PCI Pharma Services. Ms. Languille holds a Bachelor's degree in Economics and Political Science from Columbia University. Ms. Languille is an independent, non-executive director pursuant to applicable Nasdaq rules.
Jack Lazar was elected to the Board of Directors in July 2021. Mr. Lazar has spent over thirty years in operational and finance leadership roles at technology companies across multiple industries, most recently as Chief Financial Officer of GoPro, Inc., which he helped to take public in 2014. Prior to GoPro, Mr. Lazar served as Senior Vice President of Corporate Development and General Manager of Qualcomm Atheros, Inc. From 2003 until the time in which it was acquired by Qualcomm in 2011, he served in a variety of leadership roles at Atheros Communications, Inc., most recently as Chief Financial Officer and Senior Vice President of Corporate Development. In 2004, Mr. Lazar was part of the team that took Atheros public. He also served in leadership roles at NetRatings, Apptitude, and Electronics for Imaging, Inc. Mr. Lazar currently serves as a member of the board of directors of several publicly traded companies including Astera Labs, Box, Resideo Technologies, and thredUP. Previously, he served as a member of the board of directors of Silicon Labs from 2013 to 2022, Mellanox Technologies from 2018 to 2020 and Quantenna Communications from 2016 to 2019. Mr. Lazar holds a Bachelor of Science in Commerce degree with an emphasis in Accounting from Santa Clara University and is a certified public accountant (inactive). Mr. Lazar is an independent, non-executive director pursuant to applicable Nasdaq rules.

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
Dr. Bobby Yerramilli-Rao was elected to the Board of Directors in March 2022. Dr. Yerramilli-Rao has served as Chief Strategy Officer and Corporate Vice President, Corporate Strategy at Microsoft Corporation since 2020. Prior to Microsoft, he was Co-founder and Managing Partner of Fusion Global Capital, from 2011 to 2020. Dr. Yerramilli-Rao previously served as Corporate Strategy Director and Internet Services Director of Vodafone, from 2006 to 2010, where he was responsible for strategy and acquisitions related to digital services, serving on the company’s Investment Committee. Prior to his time at Vodafone, Dr. Yerramilli-Rao spent more than a decade at McKinsey, having been elected Partner in 2000. He helped co-lead the telecom, media and technology practice. Dr. Yerramilli-Rao currently serves on the board of directors of Genome Therapeutics Ltd,. He holds a Master of Arts degree in Electrical Engineering from the University of Cambridge and a Doctorate in Robotics from the University of Oxford. Dr. Yerramilli-Rao is an independent, non-executive director pursuant to applicable Nasdaq rules.
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
Our executive officers receive fixed and variable compensation. They also receive benefits in-line with market practice and with the benefits extended to our broad-based employee population.
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
Variable Incentive Programs
In 2024, the variable pay elements of our executive officers’ compensation consisted of an annual incentive program (“AIP”) and awards of performance stock units (“PSUs”) and restricted stock units (“RSUs”) under our 2021 Equity Compensation Plan.
Aggregate Compensation
For the year ended December 31, 2024, the aggregate compensation paid by us and our subsidiaries for our directors and executive officers for services in all capacities to us and our subsidiaries was $71.2 million* which includes both benefits paid in kind and compensation, as well as grants of, in the aggregate, 0.4 million RSUs and 0.6 million PSUs, pursuant to the terms and conditions of our 2021 Equity Compensation Plan. RSUs and PSUs vest as set forth in “2021 Equity Compensation Plan” below.
Of the amounts above, for the year ended December 31, 2024, $0.1 million was set aside or accrued by us or our subsidiaries to provide defined contribution retirement benefits or similar benefits to our directors and executive officers.
* This aggregate number includes reimbursements by GF to Mubadala in connection with Mr. Tim Breen’s service as COO, senior advisor to the CEO and as a member of the Board of Directors during fiscal year 2024. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Mubadala—Secondments” for further information on payments made to Mubadala in connection with secondments. .
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
In 2024, our executive officers’ awards under the AIP were determined as follows:
•Financial and operational performance: 100% for all executives.;
•OKRs (Objectives and Key Results) Individual Modifier (0% - 150%) Based on the discretion of the Board, People and Compensation Committee or CEO, as appropriate, including but not limited to OKR performance, considerations of leadership, employee engagement, collaboration, business process improvement, strategic contributions and business context.

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
Our Long-term Incentive Plans consist of non-qualified share options, RSUs and PSUs for eligible participants.
In 2024, our executive officers received a combination of PSU and RSU awards as follows:
•70% PSU and 30% RSU for our CEO; and
•60% PSU and 40% RSU for other executive officers
◦The final number of PSUs will range from 0% to 150% of the PSUs granted, based on achievement of performance targets related to revenue and adjusted free cash flow as a percentage of revenue and absolute total shareholder return (“TSR”), and will vest after three years, subject to continued employment through the end of the performance period.
◦RSUs will generally vest in three annual installments, with 33.33% vesting on each one-year anniversary of the vesting commencement date subject to the employee’s continued employment with the Company.
Additional information on our Long-Term Incentive Programs are as follows:
2017 Plan
A small number of current employees continue to hold vested share options that were granted under the 2017 Plan. Share options granted under the 2017 Plan became exercisable upon the first anniversary of our IPO following the vesting date but during the term of the share option. In connection with the establishment and adoption of the 2018 Plan, we ceased making awards under the 2017 Plan. As of December 31, 2024, there are 0.003 million non-qualified share options (“options”) to buy ordinary shares outstanding under the 2017 Plan.
2018 Plan
Awards under the 2018 Plan may be granted in the form of options, share awards, or share unit awards.
Participants in the 2018 Plan typically received a one-time grant upon hire or promotion into an eligible role. The majority of options granted in 2019 vest over five years, with 20% of the options vesting on the later of December 31 of the first of five years following the grant date and the six-month anniversary of the consummation of our IPO, subject to continued employment through the applicable vesting date (with limited exceptions for certain qualifying terminations). Generally, awards of options granted in 2020 or later vest over four years, with 25% of the options vesting on the later of December 31 of the first of four years following the grant date and the six-month anniversary of the consummation of our IPO, subject to continued employment through the applicable vesting date (with limited exceptions for certain qualifying terminations). Options held by U.S. taxpayers that vested on the six-month anniversary of our IPO were exercisable for a period commencing on the vesting date and ending on December 2, 2022. Any outstanding in the money exercisable options not exercised as of December 2, 2022, were automatically exercised on that date. All other outstanding options held by U.S. taxpayers will become exercisable for a period commencing on January 1 of the year following the year in which such options vest and ending on a fixed date in such year, with any outstanding exercisable options not exercised as of the end of such period being automatically exercised as of a fixed date in that year. Options held by non-U.S. taxpayers will become exercisable on the date such options vest and will remain exercisable, pursuant to normal option exercise procedures under the terms and conditions of the 2018 Plan for the duration of the term of the option, with any outstanding exercisable options not exercised before the expiration of such options in accordance with their terms being automatically exercised as of the expiration date of the options by means of “net exercise” in order to satisfy the exercise price and applicable taxes due in respect of such options.
Awards of RSUs vest over four years, with 25% of the share units vesting on each of the four anniversaries of the earlier of the grant date or the participant’s hire or promotion date, subject to continued employment through the applicable vesting date (with limited exceptions for certain qualifying terminations). Certain RSU grants made to certain current and former non-employee members of our Board of Directors in connection with our IPO generally vest over three years, with 33% of the share units vesting on the first three anniversaries of the grant date, subject to their continued provision of services (whether as a non-employee director or otherwise) to the Company through the applicable vesting date.
Under the 2018 Plan, as of December 31, 2024, there are 0.5 million options to buy ordinary shares and 0.1 million RSU awards to our employees outstanding.
In addition, under the 2018 Plan there are 3.3 million ordinary shares that remain available for grant. No awards may be granted under the 2018 Equity Plan after our Board of Directors terminates the 2018 Equity Plan or ten years from its effective date, whichever is earlier.

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
No new awards have been granted under the Shareholder Proceeds Bonus Program since calendar year 2022. All existing awards will continue to be paid out on their current payment schedule.
2021 Plan
In connection with our IPO, our Board of Directors adopted, and Mubadala approved, the 2021 Plan. The 2021 Plan provides for the issuance of incentive share options, non-qualified share options, share awards, share units, share appreciation rights, and other share-based awards.
In 2024, the Company granted RSUs and PSUs under the 2021 Plan. The RSUs have a time-based vesting requirement, which provides that the RSUs will generally vest in three annual installments, with 33.33% vesting on each anniversary of the vesting commencement date subject to the employee’s continued employment with the Company. The Company may make awards with different vesting conditions to help the Company achieve its talent strategy. The PSUs vest subject to achievement of performance targets based on revenue and adjusted free cash flow as a percentage of revenue and absolute TSR, over a 3-year performance period with targets set for each year annually, subject to the grantee remaining employed by the Company through the end of the applicable performance period. Final payout is based on the performance scores over the 3-year performance period.
As of December 31, 2024, there are 5 million RSUs and 1.8 million PSUs outstanding under the 2021 Plan. In addition, as of December 31, 2024, there are 18.1 million ordinary shares that remain available for grant under the 2021 Plan.
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
Subject to certain equitable adjustments in connection with certain events affecting the outstanding ordinary shares reserved for issuance as awards, the maximum aggregate number of our ordinary shares that may be issued or transferred under the ESPP with respect to awards is 7.5 million ordinary shares; provided that the share reserve under the ESPP will, unless otherwise determined by our Board of Directors, automatically increase on January 1 of each year for 8 years commencing on January 1, 2023 and ending on (and including) January 1, 2031 in an amount equal to 0.25% of the total number of ordinary shares outstanding on December 31 of the preceding year. In no event will the number of ordinary shares that may be issued or transferred pursuant to rights granted under the ESPP exceed 18.8 million shares, in the aggregate, subject to the adjustments described above.
As of December 31, 2024, of the Company has issued 1.82 million shares under this plan reflecting employees’ contribution and the 20% Company match.
C.Board Practices
Composition of our Board of Directors
Our Board of Directors currently consists of eleven members, all of whom were elected pursuant to our Memorandum and Articles of Association. The Board is divided into three classes designated as Class I, Class II and Class III, with the members of each class each serving staggered, three-year terms. The terms of our Class I directors will expire at the 2025 annual general meeting of shareholders; the terms of our Class II directors will expire at the 2026 annual meeting of shareholders; and the terms of our Class III directors will expire at the 2027 annual meeting of shareholders. At the expiration of the respective terms of the Class I, Class II and Class III directors, new Class I, Class II and Class III directors will be elected to serve for a full term of the three years respectively.

Dr. Thomas Caulfield, Camilla Languille, Tim Breen and Glenda Dorchak serve as Class I directors (with terms expiring in 2025). Martin L. Edelman, David Kerko, Jack Lazar and Carlos Obeid serve as Class II directors (with terms expiring in 2026). Ahmed Yahia, Elissa E. Murphy and Dr. Bobby Yerramilli-Rao serve as Class III directors (with terms expiring in 2027).
In selecting Board members, our Nominating and Governance Committee and Board of Directors consider a broad range of factors relating to the qualifications and background of nominees. Our Nominating and Governance Committee’s and Board of Directors’ priority in selecting Board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among Board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Under a shareholder’s agreement entered into with Mubadala through two of its subsidiaries holding our ordinary shares, Mubadala Technology Investment Company (“MTIC”) and MTI International Investment Company LLC (“MTIIIC”) (the “Shareholder’s Agreement”) prior to the consummation of our IPO in 2021, we agreed to nominate for election to our Board of Directors a certain number of designees selected by Mubadala. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Mubadala—Shareholder’s Agreement.”
There is no Cayman Islands law requirement that a director must hold office for a certain term and stand for re-election unless the resolutions appointing the director impose a term on the appointment. We do not have any age limit requirements relating to our director’s term of office.
The Shareholder’s Agreement provides that, for so long as MTIC, MTIIIC and certain of their affiliates (the “Mubadala Entities”), in the aggregate, beneficially own 50% or more of the ordinary shares held by the Mubadala Entities upon consummation of our IPO, MTIC will be entitled to nominate a number of designees (the “Mubadala Designees”) to our Board of Directors representing a majority of our directors. MTIC has designated the following directors as Mubadala Designees as of the date of this Annual Report: Ahmed Yahia, Martin L. Edelman, Camilla Languille, and Carlos Obeid. By making such designation, MTIC retains the right to appoint any additional Mubadala Designees in accordance with the Shareholder’s Agreement and the Memorandum and Articles of Association.
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
The Board met six times in 2024. From the time each director became a member of the Board, attendance or participation at Board meetings in 2024 was 97%.
Board Committees
Our Board of Directors has established an Audit Committee, a People and Compensation Committee, a Strategy and Technology Committee and a Nominating and Governance Committee, each of which operates pursuant to a separate charter adopted by our Board of Directors.

Audit, Risk and Compliance Committee
Jack Lazar, Glenda Dorchak and Elissa E. Murphy currently serve on the Audit Committee, which is chaired by Mr. Lazar. Our Board of Directors has determined that each member of the Committee is “independent” for Audit Committee purposes as that term is defined in the rules of the SEC and the applicable rules of Nasdaq. The Audit Committee’s responsibilities include:
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
•reviewing disclosure controls and procedures, including reporting processes and controls for disclosure relating to cybersecurity, privacy, artificial intelligence, IT and security controls and risks;
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
•overseeing the Company’s sustainability programs and periodically reporting to the Board of Directors;
•reviewing with management cybersecurity, privacy, artificial intelligence, and IT risks, including the initiatives, action plans and programs to manage such risks; and
•overseeing and reviewing major corporate risks and periodically reporting to the Board of Directors.
We have one financial expert as of the date hereof. Our Board of Directors has determined that Jack Lazar qualifies as an “audit committee financial expert” as defined in SEC rules and satisfies the financial sophistication requirements of the Nasdaq.
The Audit Committee met 14 times in 2024. From the time each director became a member of the committee, attendance or participation at Audit Committee meetings in 2024 was 98%.
People and Compensation Committee
David Kerko, Camilla Languille and Elissa E. Murphy currently serve on the People and Compensation Committee, which is chaired by Mr. Kerko. The People and Compensation Committee’s responsibilities include:
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
•reviewing the level and form of director compensation and recommend changes to the Board of Directors for consideration and approval;
•making recommendations to our Board of Directors with respect to improvement of existing, or adoption of new, employee compensation plans and programs; and
•retaining and approving executive compensation advisors and other advisors advising the People and Compensation Committee.
The People and Compensation Committee met seven times in 2024. Ahmed Saeed Al Calily resigned from the People and Compensation Committee on September 8, 2024. Ms. Languille was elected to the People and Compensation Committee effective September 8, 2024. From the time each director became a member of the committee, attendance or participation at People and Compensation Committee meetings in 2024 was 100%.

Strategy and Technology Committee
Dr. Bobby Yerramilli-Rao, Tim Breen, Dr. Thomas Caulfield, David Kerko, and Camilla Languille, currently serve on the Strategy and Technology Committee, which is chaired by Dr. Yerramilli-Rao. The Strategy and Technology Committee’s responsibilities include:
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
The Strategy and Technology Committee met four times in 2024. From the time each director became a member of the committee, attendance or participation at Strategy and Technology Committee meetings in 2024 was 95%.
Nominating and Governance Committee
Martin L. Edelman, Glenda Dorchak, and David Kerko currently serve on the Nominating and Governance Committee, which is chaired by Mr. Edelman. The Nominating and Governance Committee’s responsibilities include:
•assisting our Board of Directors in identifying prospective director nominees and recommending nominees for election by the shareholders or appointment by our Board of Directors;
•reviewing and assessing the adequacy of our corporate governance guidelines and recommending proposed changes to our Board of Directors; and
•overseeing the evaluation of our Board of Directors.
The Nominating and Governance Committee met three times in 2024. From the time each director became a member of the committee, attendance or participation at Nominating and Governance Committee meetings in 2024 was 100%.
D.Employees
We have a highly skilled employee base and as of December 31, 2024, we employed approximately 13,000 employees primarily located at our manufacturing sites. As of December 31, 2024, approximately 36% of our employees were located in North America, approximately 24% in EMEA, and approximately 40% in APAC. We also engage temporary employees and consultants. Overall, we believe we have good relations with our employees. As of December 31, 2024, approximately 71% of our employees were engineers or technicians.
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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of December 31, 2024 for (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of ordinary shares and (ii) all of our directors and executive officers as a group. Our majority shareholder, Mubadala, does not have different voting rights from those of other shareholders. As discussed below, prior to the consummation of our IPO in 2021, we entered into a Shareholder’s Agreement with Mubadala through two of its subsidiaries.

Name of Beneficial Owner	Number of Ordinary Shares Owned	Percentage of Ordinary Shares Owned
Mubadala	450,387,613	81.5%
FMR LLC(1)	49,375,400	8.9%
Directors and named executive officers:
Dr. Thomas Caulfield	*	*
John Hollister	*	*
Niels Anderskouv	*	*
Saam Azar	*	*
Tim Breen	*	*
MIchael Hogan(2)	*	*
Pradheepa Raman	*	*
Pradip Singh(2)	*	*
Samuel Vicari(2)	*	*
Ahmed Yahia	*	*
Ahmed Saeed Al Calily(3)	*	*
Glenda Dorchak	*	*
Martin L. Edelman	*	*
David Kerko	*	*
Camilla Languille(3)	*	*
Jack Lazar	*	*
Elissa E. Murphy	*	*
Carlos Obeid	*	*
Bobby Yerramilli-Rao	*	*
* Represents beneficial ownership of less than 1% of our issued and outstanding ordinary shares.
(1) According to report on Schedule 13G filed with the SEC on November 12, 2024, by FMR LLC, on behalf of itself and Abigail P. Johnson.
(2) Messrs. Hogan, Singh and Vicari will become executive officers, effective April 28, 2025. Please see “Item 6. Directors, Senior Management and Employees.”
(3) Ms. Languille was elected to the Board of Directors on September 8, 2024. Mr. Al Calily resigned from the Board of Directors on September 8, 2024.
B. Related Party Transactions
Mubadala
Share Repurchase
On May 22, 2024, the Company announced a share repurchase of 3.9 million ordinary shares from MTIC, a majority shareholder, at the price of $50.75 per share, for an aggregate purchase price of $200 million. We completed the share repurchase on May 28, 2024, following which the 3.9 million ordinary shares were cancelled.
Secondments
In November 2023, we entered into a secondment agreement with Mubadala that described the terms of Tim Breen’s secondment to GF in his role as COO, including GF’s reimbursement obligations to an affiliate of Mubadala for Mr. Breen’s compensation beginning 2024. In 2024, we incurred expenses of approximately $4.3 million in consideration of the services provided by Mr. Breen and other Mubadala secondees in 2023 (pursuant to prior secondment arrangements) and by Mr. Breen in 2024. Mr. Breen’s secondment terminated on December 31, 2024 and as of January 1, 2025, he became an employee of GF.

The Company entered into a Consulting Services Agreement, dated January 1, 2024, with Mamoura Holdings (US) LLC (“Mamoura”), an affiliate of Mubadala, (as amended as of January 28, 2025, the “Consulting Services Agreement”). Under the terms of the Consulting Services Agreement, Mamoura, itself or through affiliates, will provide services including strategic planning and execution support, operational process optimization, talent acquisition and management, supply chain and logistics optimization, cost efficiency improvement support, and analysis of M&A and corporate development opportunities. The Company incurred expenses of $8 million for such services, of which $4 million was paid in 2024. The agreement automatically renews annually through the third year. The Company may terminate the Consulting Services Agreement at any time by providing written notice, and the Consulting Services Agreement includes other customary termination provisions. For further discussion of related party transactions with Mubadala, see Note 28. Related Party Disclosures.
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
On May 22, 2024 the Company filed an automatic shelf registration statement on Form F-3ASR to register certain shares held by MTIC in accordance with the terms of the Registration Rights Agreement. On May 24, 2024, GF and MTIC closed an offering of 18.7 million ordinary shares of GF, held by MTIC (including through its subsidiaries).
SMP
Silicon Manufacturing Partners Pte Ltd. (“SMP”) is a joint venture between Avago Technologies International Sales Pte. Limited (“Avago Singapore”) and GLOBALFOUNDRIES Singapore Pte. Ltd. (“GlobalFoundries Singapore”). During 2022, Avago Singapore acquired 51% of the shares in the share capital of SMP from LSI Technology (Singapore) Pte. Ltd. (“LSI”) and the rights and obligations of LSI under the existing Joint Venture Agreement were novated to Avago Singapore. As of December 31, 2024, we held a 49% interest in SMP and managed all aspects of its manufacturing operations. In the year ended December 31, 2024, we purchased products, primarily wafers, from SMP for an aggregate of $52 million. We also reimbursed expenses of and contributed tools to SMP in that period, with an aggregate expense of $53 million. On January 2, 2025, GlobalFoundries Singapore acquired the remaining 51% of the shares in the share capital of SMP from Avago Singapore, thereby making SMP a wholly-owned subsidiary of GlobalFoundries Singapore.
C.Interests of Experts and Counsel.
Not applicable.
ITEM 8.    FINANCIAL INFORMATION
A.Consolidated Financial Statements and Other Financial Information
Please see “Item 18. Financial Statements”. Other than as disclosed elsewhere in this Annual Report, no significant change has occurred since the date of the Annual Consolidated Financial Statements.

Legal Proceedings
As previously disclosed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, we have been engaged in litigation with IBM since 2021 regarding certain breach of contract, trade secrets and intellectual property claims. On January 2, 2025, we and IBM announced that we had entered into a settlement agreement resolving all litigation matters between the two companies, inclusive of the breach of contract, trade secrets and intellectual property claims. We do not believe this settlement will have a material impact on our results of operations, financial condition, business and prospects. See Note 30. Commitments and Contingencies and Note 34. Subsequent Event to our Annual Consolidated Financial Statements.
In addition to the foregoing proceeding, from time to time, we have been subject to legal proceedings arising in the ordinary course of our business, such as claims brought by our customers in connection with commercial disputes, product liability claims, employment claims made by our current or former employees or claims of infringement raised by intellectual property owners, in connection with the technology used in our manufacturing operations. The risk of such litigation may increase due to use of our products in safety-related systems of other advanced technologies, including automobiles. Based on the information currently available to us, we believe that the outcome of these proceedings would not have a material impact on our results of operations, financial condition, business and prospects.
Dividends and Dividend Policy
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. Therefore, we do not anticipate declaring or paying any regular cash dividends to our shareholders in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, covenants in the agreements governing our current and future indebtedness, other contractual restrictions, industry trends and any other factors or considerations our Board of Directors may regard as relevant.
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
Mergers and Similar Arrangements
The Cayman Companies Act, subject to the articles of association of the company, permits mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction). For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.
Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company if a copy of the plan of merger is given to every shareholder of that Cayman subsidiary to be merged unless that shareholder agrees otherwise. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Cayman Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation. Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due inquiry, the director is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the company in any foreign jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or property or any part thereof; and (iv) that no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.
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

Shareholders’ Suits
A shareholder of a Delaware corporation has the right to bring a derivative action on behalf of the corporation if the shareholder was a shareholder of the corporation at the time of the transaction in question. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:
•a company is acting or proposing to act illegally or beyond the scope of its authority (and is therefore incapable of ratification by the shareholders);
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
Under the Cayman Companies Act, we may be dissolved, liquidated or wound up by an order of the Cayman Islands Courts, a special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting), or, if the company is unable to pay its debts as they fall due, by an ordinary resolution (requiring at least a majority vote of those shareholders attending and voting at a quorate meeting). Our Memorandum and Articles of Association also give our Board of Directors the authority to petition the Cayman Islands Court for our wind up. The Cayman Islands Courts have authority to order winding up in a number of specified circumstances, including where it is, in the opinion of the court, just and equitable to do so.
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
2024 Soitec MSA Addendum— In October 2024, the Company executed an addendum to the 2017 MSA with Soitec S.A. for 300mm RFSOI and FD Products. The addendum establishes the required supply volumes, pricing and other terms for materials essential to our processes until 2026 and, subject to certain conditions, until 2030.
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
Under Existing Cayman Islands Laws
Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently has no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The Cayman Islands have not yet indicated any changes to their taxation rules in response to the Organization for Economic Co-operation and Development (“OECD”) Pillar 2 global minimum tax rates.
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
a.on or in respect of the shares, debentures or other obligations of the company; or
b.by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision).
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
The ordinary shares are listed on Nasdaq, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2023 and 2024 taxable years. In addition, based on our financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
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

We believe, and this discussion assumes, that we were not a PFIC for our taxable year ending December 31, 2024 and that, based on the present composition of our income and assets and the manner in which we conduct our business, we will not be a PFIC in our current taxable year or in the foreseeable future. Whether we are a PFIC is a factual determination made annually, and our status could change depending, among other things, upon changes in the composition of our gross income and the relative quarterly average value of our assets. If we were a PFIC for any taxable year in which you hold ordinary shares, you generally would be subject to additional taxes on certain distributions and any gain realized from the sale or other taxable disposition of the ordinary shares regardless of whether we continued to be a PFIC in any subsequent year. You are encouraged to consult your own tax advisor as to our status as a PFIC, the tax consequences to you of such status, and the availability and desirability of making a mark-to-market election to mitigate the unfavorable rules mentioned in the preceding sentence.
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
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates. See Note 29. Financial Risk Management Objectives and Policies to our Annual Consolidated Financial Statements for additional details.

Foreign Currency Risk—As a result of foreign operations, we have costs, assets and liabilities denominated in foreign currencies, primarily the Euro, the Singapore dollar and the Japanese yen. Therefore, movements in exchange rates could cause foreign currency-denominated expenses to increase as a percentage of net revenue, which are denominated in U.S. dollars, affecting profitability and cash flows. We use foreign currency forward contracts to reduce exposure to foreign currency fluctuations. We also incur a certain portion of our interest expenses in Euro and Singapore Dollar, exposing us to exchange rate fluctuations between U.S. dollar and Euro and Singapore Dollar. We use cross currency swaps to reduce our exposure to variability from foreign exchange impacting cash flows arising from our foreign currency-denominated debt cash flows to the extent that it is practicable and cost effective to do so. As of December 31, 2024, we do not believe that a hypothetical 10% change in the relative value of the U.S. dollar to currencies other than the Euro, Japanese Yen, and Singapore Dollar would have a material effect on our operating results.
Interest Rate Risk—The Company’s exposure to market risk for changes in interest rates relates primarily to interest-earning financial assets and interest-bearing financial liabilities. The Company’s interest-earning financial assets are mostly highly liquid investments and includes money market funds, marketable securities and time deposits. As these financial assets have weighted-average maturity of less than one year with majority of the assets in fixed-rate instruments, the Company’s exposure to interest risk is not material. The Company’s interest-bearing financial liabilities include fixed and floating rate loans and lease obligations. Floating rate loans bear interest at Base Rate SOFR or EURIBOR plus a premium, which is fixed. The Company uses pay-fixed / receive-float interest rate swaps to protect the Company against adverse fluctuations in interest rates and to reduce its exposure to variability in cash flows on the Company’s forecasted floating-rate debt facility to the extent that it is practicable and cost effective to do so. As of December 31, 2024, a hypothetical 10% change in existing interest rates would not have a material impact on our consolidated financial statements (see Note 29. Financial Risk Management Objectives and Policies to our Annual Consolidated Financial Statements).
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
None.
PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.Material Modifications to Instruments
Not applicable.
B.Material Modifications to Rights
Not applicable.
C.Withdrawal or Substitution of Assets
Not applicable.
D.Change in Trustees or Paying Agents
Not applicable.
E.Use of Proceeds
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures.
Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024, which is the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our CEO and CFO have concluded that as of December 31, 2024, our disclosure controls and procedures were not effective because of the material weaknesses described below. Notwithstanding the material weaknesses in ICFR described below, and based on the additional analyses and other procedures management performed, management has concluded that the consolidated financial statements included in this Annual Report on Form 20-F fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS as issued by the IASB.
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

B.Management’s Annual Report on Internal Control over Financial Reporting (ICFR)
Our management is responsible for establishing and maintaining adequate ICFR as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act. ICFR is a process designed by, or under the supervision of our CEO and CFO, or persons performing similar functions, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Our ICFR includes those policies and procedures that:
•Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company.
•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company.
•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has evaluated the effectiveness of the Company’s ICFR as of December 31, 2024, in accordance with the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that, as of December 31, 2024, our ICFR was not effective because of the material weaknesses described below.
A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. The Company did not maintain an effective control environment due to the lack of the retention of personnel with an appropriate level of expertise, knowledge and training in internal control over financial reporting. Further, changes to existing controls or the implementation of new controls have not been sufficient to respond to changes to the risks of material misstatement to financial reporting, which resulted in the Company not designing and maintaining effective controls across its business processes. The deficiencies include inadequate review and documentation of financial and other information used in manual controls over financial statement accounts and disclosures.
The material weaknesses resulted in immaterial errors to various accounts and disclosures during the years ended December 31, 2023 and December 31, 2024. Additionally, the material weaknesses could result in misstatements to the consolidated financial statements that would result in a material misstatement of the annual or interim financial statements that would not be prevented or detected in a timely manner.
Our independent registered public accounting firm, PricewaterhouseCoopers LLP, who audited the consolidated financial statements as of and for the year ended December 31, 2024, included in this Annual Report on Form 20-F and audited the effectiveness of our ICFR as of December 31, 2024, issued an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, as stated in their report which is included herein (See Item 18).
C.Remediation Efforts and Status of Remediation of Remaining Material Weaknesses
Significant progress has been made in management’s efforts to remediate the material weaknesses discussed above. However, additional activities remain for management to conclude that appropriate actions have been taken to remediate the identified material weaknesses and determine effective internal control over financial reporting exists. We are in the process of executing a remediation plan that includes the following actions:
a.Hiring and retaining personnel with an appropriate level of expertise, knowledge and training in ICFR, including engaging an external advisement firm with the corresponding qualifications.
b.Implementing new controls and redesigning certain existing manual review controls over financial statement accounts and disclosures, establishing policies and procedures to effectively deploy controls as designed, and establishing documentation requirements to sufficiently evidence the performance of the Company’s key controls.
c.Conducting additional training activities dedicated to control owners to ensure control awareness and compliance with Sarbanes-Oxley requirements, with particular regard to formalized review of financial and other information used in manual controls over financial statement accounts and disclosures.

These actions and any additional actions we intend to implement in the future are subject to ongoing management evaluation and will require validation and testing of the design, implementation, and operating effectiveness of internal controls over a sustained period of time. The above actions and any additional actions we intend to implement in the future are designed to effectively remediate the material weaknesses, and we believe that our successful completion of such actions will improve our ICFR. However, the material weaknesses in our ICFR will not be considered remediated (and we cannot come to any such conclusion) until our remediation plan has been fully implemented and the operation of the remediated controls are sufficiently tested.
D.Remediation of Previously Reported Material Weakness
We previously reported a material weakness in our internal control over financial reporting as of December 31, 2023 related to the design and implementation of general IT user access controls for information systems that are relevant to the preparation of the consolidated financial statements. During 2024, we completed the following remediation activities with regards to this material weakness:
•Established policies and procedures to effectively deploy controls as designed and established documentation requirements to sufficiently evidence the performance of the Company’s key controls, including the periodic review of passwords to ensure compliance with the policies.
•Conducted training activities dedicated to control owners to ensure control awareness and compliance with Sarbanes-Oxley requirements.
•Periodically evaluated the appropriateness of shared credentials and monitored the use of certain privileged access.
•Performed periodic reviews on all user access, including database and ERP systems.
As a result of the remediation actions outlined above and the testing of the design and operating effectiveness of the newly designed and enhanced controls, management concluded that the controls have been in place and have operated effectively for a sufficient period of time to demonstrate the material weakness relating to general IT user access controls for information systems has been remediated as of December 31, 2024.
E.Attestation Report of Independent Registered Public Accounting Firm
Report of the Independent Registered Public Accounting Firm
See Item 18.
F.Changes in Internal Control over Financial Reporting.
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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees in connection with certain professional services provided to us by PricewaterhouseCoopers LLP (“PwC”) (PCAOB 238), our independent registered public accounting firm during the year ended December 31, 2024 and KPMG LLP (PCAOB ID 1051), our independent registered public accounting firm during the year ended December 31, 2023.

(in thousands)	2024	2023
Audit fees	$5,715	$5,644
Audit-related fees	50	—
Tax fees	82	—
All other fees	4	6
Total	$5,851	$5,650
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
Audit Committee Pre-Approval Policies and Procedures
In accordance with applicable requirements of the Sarbanes-Oxley Act and rules issued by the SEC, the policy of our Audit Committee is to pre-approve all audit and non-audit services provided by PwC since their appointment as the independent registered public accounting firm, including audit-related services, tax services and other services.
ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of shares ordinary shares	Average price paid per ordinary share	Total number of ordinary shares purchased as part of publicly announced plans or program	Maximum number of ordinary shares that may yet be purchased
May 1-31, 2024(1)	3,940,886	$50.75	$3,940,886	0
(1) On May 22, 2024, the Company announced a share repurchase of 3.9 million ordinary shares from MTIC, a majority shareholder, at the price of $50.75 per share, for an aggregate purchase amount of $200 million. We completed the share repurchase on May 28, 2024, following which the shares were cancelled.
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
•Our Board Charter also addresses, among other things, (i) periodic meetings among committee chairs and the Board chairman, (ii) overboarding, (iii) duties of the lead independent director, (iv) periodic assessment of processes facilitating communications between shareholders and directors and financial and non-financial information, (v) effective implementation and operation of information and reporting systems or controls designed to inform of material risks, (vi) the Board being apprised of the Company’s positions on corporate social responsibility, public policy and philanthropy, (vii) change in director circumstances, (viii) the minimum number of times the Board of Directors will meet each year, (ix) each committee chair setting an annual schedule of meetings for their respective committees, and (x) each director’s ability to provide input on the Board or any committee agenda.
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
In October 2024, rating agency ISS again recognized GF for “Prime” corporate ESG performance. GF’s ESG efforts were also evaluated by Morningstar Sustainalytics, which recognized GF with a “Low Risk” rating and included the Company in its 2024 “ESG Industry Top-rated” list for the semiconductor industry group.
Our Board of Directors consists of both underrepresented minority and female Board members.
ITEM 16H.    MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16J.     INSIDER TRADING POLICIES
The Company has adopted an insider trading policy and procedures (the “Insider Trading Policy”) governing the sale, purchase and disposition of the Company’s securities by directors, senior management and employees. The Company believes the Insider Trading Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and Nasdaq listing standards applicable to foreign issuers. The Insider Trading Policy is filed as an exhibit hereto.
ITEM 16K.    CYBERSECURITY
In the ordinary course of our business, we maintain sensitive data on our networks, including our intellectual property and proprietary or confidential business information relating to our business and that of our customers and business partners. Our and our service providers’ IT and computer systems store and transmit customer information, trade secrets, corporate data and personal information, and are otherwise essential to the operation of our production lines, which has in the past from time to time and may continue in the future to make us a target for cyberattacks. The secure maintenance of this information is critical to our business and reputation.
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
As part of our security programs, we have mechanisms to detect and monitor unusual network activity and other cybersecurity threats, along with containment and incident response tools. We monitor issues that are internally discovered or externally reported that may affect our products and have processes to assess those issues for potential cybersecurity impact or risk. Our dedicated cybersecurity team continually monitor cybersecurity threats to GF, and any incidents or potential incidents are flagged in our systems and escalated in accordance with our cybersecurity incident response policies and procedures. Our cybersecurity team receives regular reports on any incidents and potential incidents, with anything requiring further escalation to be reported to our Chief Executive Officer and Chief Legal Officer. We also have processes in place to manage cybersecurity risks associated with our third-party service providers , including our suppliers, vendors and other partners, as well as our outside consultants, legal counsel and auditors who help us with our cybersecurity risk management and strategy processes. We impose security requirements upon our suppliers, including maintaining an effective security management program, abiding by information handling and asset management requirements, and notifying us in the event of any known or suspect cyber incident. Although we continue to make significant investments in cybersecurity and data security, as well as other efforts to combat breach and misuse of our systems and unauthorized access to our and our customers’ data by third parties, there can be no assurance that we will be able to mitigate all risks of cyberattacks or data security breaches.
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
We cannot provide assurance that our business strategy, results of operations and financial conditions will not be materially affected in the future by cybersecurity threats, including as a result of previous cybersecurity incidents, and any future material incidents.
PART III
ITEM 17.    FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”
ITEM 18.    FINANCIAL STATEMENTS
See pages F-1 through F-49, incorporated herein by reference.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Financial Statements of GLOBALFOUNDRIES Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of GLOBALFOUNDRIES Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of GLOBALFOUNDRIES Inc. and its subsidiaries (the "Company") as of December 31, 2024, and the related consolidated statements of operations, of comprehensive income (loss), of changes in equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date as the Company did not (i) maintain an effective control environment due to the lack of the retention of personnel with an appropriate level of expertise, knowledge and training in internal control over financial reporting and (ii) design and maintain effective controls across its business processes, including inadequate review and documentation of financial and other information used in manual controls over financial statement accounts and disclosures.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Property, Plant and Equipment Impairment Assessment – Fabrication Facility in Malta, New York
As described in Notes 4 and 8 to the consolidated financial statements, the Company’s property, plant and equipment, net balance was $7,762 million as of December 31, 2024, and the Company recorded an impairment loss associated with the fabrication facility in Malta, New York of $935 million for the year ended December 31, 2024. The Company reviews, at each reporting date, the carrying amount of the Company’s property, plant and equipment, and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. Impairment exists when the carrying value of an asset or cash generating unit (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on a discounted cash flow analysis that a potential buyer would perform in determining a transaction value of the CGU less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The significant assumptions used to estimate the fair value were based on weighted average cost of capital and expected revenue growth rates.
The principal considerations for our determination that performing procedures relating to the property, plant and equipment impairment assessment of the fabrication facility in Malta, New York is a critical audit matter are (i) the significant judgment by management when developing the estimate of the recoverable amount of the fabrication facility in Malta, New York; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the weighted average cost of capital and expected revenue growth rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, material weaknesses were identified related to this matter.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for developing the estimate of the recoverable amount of the fabrication facility in Malta, New York; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the weighted average cost of capital and expected revenue growth rates. Evaluating management’s assumption related to expected revenue growth rates involved evaluating whether the assumption used by management was reasonable considering (i) the current and past performance of the fabrication facility in Malta, New York; (ii) the consistency with external market and industry data; and (iii) whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the weighted average cost of capital assumption.

/s/ PricewaterhouseCoopers LLP
San Jose, California
March 20, 2025
We have served as the Company’s auditor since 2024.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
GLOBALFOUNDRIES Inc.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of GLOBALFOUNDRIES Inc. and subsidiaries (the Company) as of December 31, 2023, the related consolidated statements of operations, other comprehensive income (loss), changes in equity, and cash flows for each of the years in the two‑year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the years in the two‑year period ended December 31, 2023, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.
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

/s/ KPMG LLP

We served as the Company’s auditor from 2021 to 2023.

Singapore
April 29, 2024

GLOBALFOUNDRIES Inc.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
(in millions, except share amounts)	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$2,192	$2,387
Marketable securities	1,194	1,033
Receivables, prepayments and other assets	1,406	1,420
Inventories	1,624	1,487
Total current assets	6,416	6,327
Non-current assets:
Property, plant and equipment, net	7,762	9,829
Right-of-use assets	498	335
Goodwill and intangible assets, net	660	391
Marketable securities	839	468
Deferred tax assets	188	241
Receivables, prepayments and other assets	351	343
Other non-current financial assets	85	110
Total non-current assets	10,383	11,717
Total assets	$16,799	$18,044

LIABILITIES AND EQUITY
Current liabilities:
Trade payables and other current liabilities	$2,092	$2,349
Current portion of long-term debt	753	571
Current portion of lease obligations	90	32
Provisions	17	54
Current portion of deferred income from government grants	92	93
Total current liabilities	3,044	3,099
Non-current liabilities:
Non-current portion of long-term debt	1,053	1,801
Other non-current liabilities	1,022	1,190
Non-current portion of lease obligations	424	350
Provisions	197	186
Non-current portion of deferred income from government grants	235	267
Total non-current liabilities	2,931	3,794
Total liabilities	$5,975	$6,893

Equity:
Share capital
Ordinary shares, $0.02 par value, 552,912,823 and 553,548,190 shares issued and outstanding as of December 31, 2024 and 2023, respectively	$11	$11
Additional paid-in capital	24,014	24,027
Accumulated deficit	(13,266)	(13,001)
Accumulated other comprehensive income	17	67
Equity attributable to the shareholders of GLOBALFOUNDRIES Inc.	10,776	11,104
Non-controlling interests	48	47
Total equity	10,824	11,151
Total liabilities and equity	$16,799	$18,044
See accompanying notes to consolidated financial statements

GLOBALFOUNDRIES Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
(in millions, except per share amounts)	2024	2023	2022
Net revenue	$6,750	$7,392	$8,108
Cost of revenue	5,099	5,291	5,869
Gross profit	1,651	2,101	2,239
Research and development expenses	496	428	482
Selling, general and administrative expenses	427	473	496
Restructuring charges	7	71	94
Impairment charges	935	—	—
Operating expenses	1,865	972	1,072
Income (loss) from operations	(214)	1,129	1,167
Finance income	201	149	51
Finance expense	(145)	(137)	(111)
Gain on sale of East Fishkill (“EFK”) business	—	—	403
Other income (expense), net	(12)	(57)	22
Income (loss) before income taxes	(170)	1,084	1,532
Income tax expense	(92)	(66)	(86)
Net income (loss)	$(262)	$1,018	$1,446
Attributable to:
Shareholders of GLOBALFOUNDRIES Inc.	$(265)	$1,020	$1,448
Non-controlling interests	3	(2)	(2)
Net income (loss)	$(262)	$1,018	$1,446
Net earnings (loss) per share (“EPS”) attributable to the equity holders of the Company:
Basic	$(0.48)	$1.85	$2.69
Diluted	$(0.48)	$1.83	$2.62
Weighted average ordinary shares outstanding:
Basic	553	552	539
Diluted	553	556	552

See accompanying notes to consolidated financial statements

GLOBALFOUNDRIES Inc.
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
(in millions)	2024	2023	2022
Net income (loss)	$(262)	$1,018	$1,446
Attributable to:
Shareholders of GLOBALFOUNDRIES Inc.	(265)	1,020	1,448
Non-controlling interests	3	(2)	(2)
Net income (loss)	$(262)	$1,018	$1,446

Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to income or loss:
Foreign exchange fluctuation reserve	$(8)	$14	$(23)
Effective portion of changes in the fair value of cash flow hedges	(45)	(27)	187
Fair value gain (loss) on investments measured at fair value through other comprehensive income	3	9	(9)
Income tax effect	(2)	(19)	(18)
	$(52)	$(23)	$137
Total other comprehensive income (loss)
Attributable to:
Shareholders of GLOBALFOUNDRIES Inc.	$(50)	$(25)	$146
Non-controlling interests	(2)	2	(9)
Total other comprehensive income (loss)	$(52)	$(23)	$137

Total comprehensive income (loss)
Attributable to:
Shareholders of GLOBALFOUNDRIES Inc.	$(315)	$995	$1,594
Non-controlling interests	1	—	(11)
Total comprehensive income (loss)	$(314)	$995	$1,583

See accompanying notes to consolidated financial statements

GLOBALFOUNDRIES Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in millions)	2024	2023	2022
OPERATING ACTIVITIES
Net income (loss)	$(262)	$1,018	$1,446
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,568	1,451	1,623
Impairment charges	935	—	—
Share-based payments	186	150	181
Finance income	(201)	(149)	(51)
Finance expense	145	137	111
Amortization of deferred income from government grants	(31)	(29)	(28)
Deferred income taxes	72	50	82
(Gain) Loss on disposal of property, plant and equipment and other	(89)	13	(103)
Gain on the sale of a business	—	—	(403)
Change in assets and liabilities:
Receivables, prepayments and other assets	(71)	(169)	35
Inventories	(137)	(148)	(261)
Trade and other payables	(411)	(190)	60
Net change in working capital	(619)	(507)	(166)
Interest received	167	123	32
Interest paid	(118)	(121)	(96)
Income taxes paid	(31)	(11)	(4)
Net cash provided by operating activities	$1,722	$2,125	$2,624

INVESTING ACTIVITIES
Purchases of property, plant and equipment and intangible assets	$(625)	$(1,804)	$(3,059)
Acquisitions, net of cash acquired	(69)	—	—
Proceeds from government grants	10	138	—
Advances and proceeds from sale of property, plant and equipment and intangible assets	56	24	41
Purchases of marketable securities	(1,876)	(1,419)	(1,302)
Proceeds from sale of marketable securities	88	10	5
Proceeds from maturities of marketable securities	1,292	935	301
Proceeds from sale of a business	—	236	—
Other investing activities	(1)	(2)	(44)
Net cash used in investing activities	$(1,125)	$(1,882)	$(4,058)

FINANCING ACTIVITIES
Proceeds from issuance of equity instruments	$23	$42	$168
Purchase of treasury stock	(200)	—	—
Net proceeds from borrowings	31	46	971
Repayments of debt and lease obligations	(637)	(305)	(390)
Proceeds from government grants	—	5	93
Other financing activities	(2)	—	—
Net cash provided by (used in) financing activities	$(785)	$(212)	$842
Effect of exchange rate changes on cash and cash equivalents	(7)	4	5
Net increase (decrease) in cash and cash equivalents	$(195)	$35	$(587)
Cash and cash equivalents at the beginning of the year	2,387	2,352	2,939
Cash and cash equivalents at the end of the year	$2,192	$2,387	$2,352
See accompanying notes to consolidated financial statements

GLOBALFOUNDRIES Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity Attributable to Shareholders of GlobalFoundries Inc.
	Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Hedging Reserve	Foreign Currency Translation and Investments Reserves	Total	Non- controlling Interests	Total Equity
(in millions)	Shares	Amount
As of December 31, 2021	532	$11	$23,487	$(15,469)	$(57)	$3	$7,975	$58	$8,033
Proceeds from issuance of equity instruments	6	—	163	—	—	—	163	—	163
Share-based compensation	10	—	181	—	—	—	181	—	181
Net income (loss)	—	—	—	1,448	—	—	1,448	(2)	1,446
Other comprehensive income (loss)	—	—	—	—	160	(14)	146	(9)	137
As of December 31, 2022	548	$11	$23,831	$(14,021)	$103	$(11)	$9,913	$47	$9,960
Proceeds from issuance of equity instruments	6	—	46	—	—	—	46	—	46
Share-based compensation	—	—	150	—	—	—	150	—	150
Net income (loss)	—	—	—	1,020	—	—	1,020	(2)	1,018
Other comprehensive income (loss)	—	—	—	—	(37)	12	(25)	2	(23)
As of December 31, 2023	554	$11	$24,027	$(13,001)	$66	$1	$11,104	$47	$11,151
Proceeds from issuance of equity instruments	3	—	1	—	—	—	1	—	1
Treasury shares	(4)	—	(200)	—	—	—	(200)	—	(200)
Share-based compensation	—	—	186	—	—	—	186	—	186
Net income (loss)	—	—	—	(265)	—	—	(265)	3	(262)
Other comprehensive income (loss)	—	—	—	—	(47)	(3)	(50)	(2)	(52)
As of December 31, 2024	553	$11	$24,014	$(13,266)	$19	$(2)	$10,776	$48	$10,824

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions except per share amounts or otherwise specified)
1.Organization
GLOBALFOUNDRIES Inc. (“GlobalFoundries”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands. The address of GlobalFoundries’ registered office is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands.
GlobalFoundries and its subsidiaries (together referred to as the “Company”, “GF”, ”GFS”, ”we”, “us” or “our”) is one of the world’s largest pure-play semiconductor foundries and offers a full range of mainstream wafer fabrication services and technologies. The Company manufactures a broad range of semiconductor devices, including microprocessors, mobile application processors, baseband processors, network processors, radio frequency modems, microcontrollers and power management units.
GlobalFoundries is a majority owned subsidiary of Mubadala Technology Investments LLC (“Shareholder”) through its subsidiaries, Mubadala Technology Investment Company (“MTIC”) and MTI International Investment Company LLC. Mubadala Technology Investments LLC is a subsidiary of Mamoura Diversified Global Holding PJSC (“MDGH”). Mubadala Investment Company PJSC (“MIC”) is the ultimate parent company. See Note 28. Related Party Disclosures for further discussion of the Company’s related party disclosures.
The Company previously entered into an agreement with Semiconductor Components Industries, LLC (“ON Semiconductor”) to sell the Company’s business in East Fishkill, New York (“EFK”), including buildings, facilities, certain equipment, inventories and certain contracts. Under the agreement the Company will manufacture 300mm wafers for ON Semiconductor until the end of 2025 for additional fees, allowing ON Semiconductor to increase its 300mm production at the EFK fabrication facility over several years, and ON Semiconductor committed to minimum fixed cost payments in each year through 2023. On December 31, 2022, the Company completed the sale of the EFK business for a total purchase price of $406 million, and recognized a gain amounting to $403 million.
The consolidated financial statements were authorized by the GlobalFoundries’ Board of Directors on March 20, 2025 to be issued and subsequent events have been evaluated for their potential effect on the consolidated financial statements through March 20, 2025.
2.Basis of Presentation
The consolidated financial statements of the Company have been presented in United States (“U.S.”) dollars, and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) These financial statements have been prepared on the historical cost basis except as otherwise described in the notes below.
Basis of Consolidation – The consolidated financial statements comprise the financial statements of GlobalFoundries and its subsidiaries. Subsidiaries are fully consolidated from the date of acquisition, being the date on which GlobalFoundries obtains control, and continue to be consolidated until the date when such control ceases. All intercompany transactions, balances, income and expenses are eliminated in full upon consolidation. Wholly-owned subsidiaries and controlled entities included in these consolidated financial statements are disclosed in Note 28. Related Party Disclosures.
Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. Specifically, the Company controls a subsidiary if the Company (a) has power over the subsidiary, (b) is exposed, or has rights, to variable returns from its involvement with the subsidiary and (c) has the ability to use the power to affect its returns.
Profit or loss and each component of other comprehensive income (loss) (“OCI”) are attributed to the shareholders of GlobalFoundries and to the non-controlling interests.
A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.
If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interests and other components of equity, while any resulting gain or loss is recognized in the consolidated statements of operations. Any investment retained is recognized at fair value.
Foreign Currency Translation – Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenue and expenses at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign operations are included in OCI.

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
3.Summary of Material Accounting Policies
The Company has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, unless otherwise indicated.
Revenue Recognition—The Company generates revenue primarily from fabricating semiconductor wafers for its customers using the manufacturing processes based on its own or third parties’ proprietary integrated circuit designs and, to a lesser extent, the Company generates revenue from engineering and other pre-fabrication services such as non-recurring engineering (“NRE”) services, which include design services and mask production.
The Company recognizes revenue when performance obligations are satisfied. The performance obligations are satisfied at the point in which control of the wafers is transferred to the customer, which is determined to be at the point of wafer shipment from the Company’s facilities or delivery to the customer location. NRE services are recognized over time as the Company performs the services based on a percentage of costs incurred over total expected costs. As a practical expedient, the Company does not adjust the amount of consideration for the effects of a significant financing component as payment is received shortly from the time the performance obligations are satisfied, which is typically between 30 and 60 days from the invoice date.
The Company provides assurance-type warranty arrangement with the customers assuring that the delivered wafers are as specified in the contract and the related costs of satisfying this warranty are accrued accordingly.
The Company generally requires a purchase order from all of its customers, to which the Company responds with an order acknowledgement and a copy of the Company’s standard terms and conditions. The Company also enters into master supply agreements (“MSA”) with certain customers that may specify additional terms and conditions, such as pricing formulas based on volume, volume discounts, calculation of yield adjustments, indemnifications, transfer of title and risk of loss and payment terms. The Company also requires a purchase order from its customers with which it has MSAs for specific products and quantities. As a result, the Company has concluded that the combination of a purchase order and order acknowledgement, including the Company’s standard terms and conditions, and the MSA, if applicable, create enforceable rights and obligations between the Company and its customers. For certain customers under long-term supply agreements (“LTAs”) with minimum volume requirements that are subject to a certain breakage fee if such commitment is not met, the Company has concluded that LTAs’ terms and conditions generally constitute enforceable rights and obligations for revenue recognition purposes, unless the underlying facts and circumstances vary and indicate otherwise.
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

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
A contract asset (“unbilled accounts receivable”) is recognized when the Company has recognized revenue, but not issued an invoice for payment. The Company has determined that unbilled accounts receivable are not considered a significant financing component of the Company’s contracts. Contract assets are included in receivables, prepayments and other assets on the consolidated statements of financial position and are transferred to trade receivables when invoiced (see Note 6. Receivables, Prepayments and Other Assets).
A contract liability is recognized when the Company receives payments in advance of the satisfaction of performance obligations and is included as deferred revenue on the consolidated statements of financial position (see Note 11. Trade Payables and Other Liabilities). This includes upfront non-refundable capacity access fees under certain LTAs with customers which are accounted for as additional wafer price considerations and recognized as revenue upon satisfaction of performance obligations for wafers over the expected term of the agreements. The Company has determined that advanced payments from the customers do not have significant financing components.
Financial Instruments:
Category of financial instruments and measurement
Recognition and Initial Measurement—Trade receivables are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.
A financial asset or financial liability that is not measured at fair value in profit and loss ("FVPL") is initially measured at fair value plus or minus transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.
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
Financial assets include trade and other receivables. These are recorded at amortized cost when such financial assets are held with the objective of collecting contractual cash flows that meet the SPPI criterion.
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
Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least twelve months after the reporting period.
Cash and Cash Equivalent—Cash and cash equivalents consist of highly liquid time deposits and investments that are readily convertible into cash, which are not subjected to significant risk of changes in value, and have original maturities of three months or less at the time of purchase.
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
Impairment of financial assets
The Company will record an allowance for expected credit losses (“ECL”) for all loans to related parties, marketable securities (that are quoted debt instruments), contract assets and trade receivables and other receivables not recorded at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted using the asset’s effective interest rate.
The Company estimated its ECL for its contract assets and trade receivables at an amount equal to lifetime credit losses, while marketable securities and other receivables are measured at 12-months ECL if they are determined to have low credit risk at the reporting date.

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
Offsetting of Financial Instruments—Financial assets and financial liabilities are offset and the net amount reported in the consolidated statements of financial position when there is an enforceable legal right to offset the recognized amounts, and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.
Derivative Financial Instruments and Hedge Accounting—Through its operating, investing and financing activities in the normal course of business, the Company is exposed to various types of market risk including foreign exchange risk, interest rate risk and risks associated with changes in the market price of certain commodities. The Company uses derivative financial instruments, such as foreign currency forward contracts, interest rate swaps, cross currency swaps and commodity swaps to mitigate a portion of the risks associated with changes in foreign currency exchange rates, interest rates and commodity prices. The Company’s objective for holding derivatives includes reducing, eliminating and efficiently managing the economic impact of these exposures as effectively as possible. The Company’s derivative programs include strategies that both qualify and do not qualify for hedge accounting treatment. However, the Company does not use derivative financial instruments for trading or speculative purposes.
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
The Company uses interest rate swaps, cross-currency interest rate swaps and cross-currency swaps to protect itself against fluctuations in interest rates and foreign currency exchange rates and to reduce its exposure to variability in forecasted cash flows associated with the Company’s floating-rate and foreign currency-denominated debt.
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
The effective portion of the gain or loss on these contracts is reported as a component of OCI and reclassified to the consolidated statements of operations in the same line item and in the same period during which the associated hedged forecasted transaction affects earnings. For hedges of capital expenditures, the amount in OCI is incorporated into the initial carrying amounts of the non-financial assets and depreciated over the average useful life of the associated assets. Any ineffective portion of hedges or changes in fair value from excluded components of the hedge are immediately recorded in the consolidated statements of operations.
Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or when it no longer meets the criteria for hedge accounting. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in OCI is recognized immediately in the consolidated statements of operations.
See Note 10. Other Financial Assets And Liabilities for information on derivative financial instruments and Note 29. Financial Risk Management Objectives and Policies for further information on hedged risks.
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
Impairment of Non-Financial Assets—The Company reviews, at each reporting date, the carrying amount of the Company’s property, plant and equipment, and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss.
Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses.

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
If any indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of an impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs. Goodwill is allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The recoverable amount of an asset or CGU is estimated to be the higher of an asset’s or CGU’s fair value less costs to dispose and its value in use. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is written down to its recoverable amount. The Company also evaluates, and adjusts, if appropriate, the asset’s useful lives at each reporting date or when impairment indicators exist.
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
Property, Plant and Equipment —Construction in progress and property, plant and equipment are stated at historical cost, net of accumulated depreciation and impairment charges. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Major additions and improvements are capitalized as appropriate, only when it is probable that future economic benefits associated with the item and the cost of the item can be measured reliably; minor replacements and repairs are charged to the consolidated statements of operations. The Company also capitalizes interest on borrowings related to eligible capital expenditures. Capitalized interest is added to the cost of qualified assets and depreciated together with that asset cost. The Company also records capital-related government grants as a reduction to property, plant and equipment.
Commencement of depreciation related to construction in progress and property, plant and equipment involves determining when the assets are available for their intended use. The Company considers various factors which include functionality, engineering specifications, nature and usage of assets among others, in assessing the conditions necessary for the assets to be capable of operating in the manner intended by management. The Company also factors in the length of time it takes for the assets to reach the tooling qualification criteria from the initial point of when the assets are received. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Building and leasehold/land improvements	Up to 50 years (or the remaining lease term of related land on which the buildings are erected, if shorter)
Equipment	2 to 10 years
Computers	5 years
The Company periodically assesses the estimated useful lives of property, plant and equipment. As a result of a review completed in early 2023, the Company concluded the estimated maximum useful life of certain buildings should be increased from 26 years to 50 years. This change in estimate was applied prospectively, effective beginning in the first quarter of 2023. The impact of the change in estimated useful lives of certain buildings resulted in an increase to income before income taxes of $76 million for the year ended December 31, 2023.
Leases—The Company determines if an arrangement is a lease or contains a lease at inception. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
Right-of-use assets—Right-of-use (“ROU”) assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred and lease payments made at or before the commencement date less any lease incentives received. ROU assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.
Lease liabilities—At the commencement date of the lease, the Company recognizes lease liabilities at the present value of the lease payments to be made over the lease term. The lease payments comprise of fixed payments (including in-substance fixed payments) and variable lease payments that depend on an index or a rate.
In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. The carrying amount of lease liabilities is remeasured if there is a lease modification that is not accounted for as a separate lease, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying assets. The Company’s lease liabilities are separately reported in the consolidated statements of financial position under current portion of lease obligations and non-current portion of lease obligations.

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
The lease term is determined as the non-cancellable period of the lease, together with both periods covered by an option to extend the lease if the Company is reasonably certain of exercising that option, and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option. The Company revises the lease term if there is a change in the non-cancellable period of the lease.
Short-term leases and leases of low-value assets—The Company applies the short-term lease recognition exemption to leases that have a lease term not exceeding 12 months, or for leases of low-value assets. The payment for such leases is recognized in the Company’s consolidated statements of operations on a straight-line basis over the lease term.
Intangible Assets—Technology, patent, software licenses and similar rights acquired separately, and development costs recognized as intangible assets, are stated at cost less accumulated amortization and impairment charge. Intangible assets acquired through business combinations which include customer relationships and manufacturing and process technology, are recorded at estimated fair value at the date of acquisition. Intangible assets are amortized based on the pattern in which the economic benefits of the respective intangible asset are consumed, which is, in general, on a straight-line basis over their estimated useful lives of between 3 and 10 years. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.
Goodwill—Goodwill arising from the acquisition of a business is included in intangible assets. Goodwill is not amortized but it is tested for impairment.
Provisions—Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are mainly made up of site restoration obligations, as well as restructuring charges. The associated site restoration costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the related long-lived assets.
A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. A restructuring provision includes only the direct expenditures arising from the restructuring, which are those that are both necessarily entailed by the restructuring, and not associated with the ongoing activities of the Company. Future operating losses are not provided for.
The Company records site restoration obligations based on the estimated costs of dismantlement, removal, site reclamation and similar activities associated with facilities built on land. The site restoration obligations are recorded as a liability at the estimated present value of the related long-lived asset’s inception discounted using a pre-tax rate that reflects the current market assessment of the time value of money and risks specific to the site restoration obligations. After initial recognition, the liability is increased for the passage of time, with the increase being reflected as accretion expense in the line item “finance expenses” in the consolidated statements of operations. The associated site restoration costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the related long-lived asset. Subsequent adjustments in the discount rates, estimated amounts, timing and probability of the estimated future costs and changes resulting from the passage of time are recognized as an increase or decrease in the carrying amount of the liability and the related site restoration cost capitalized as part of the carrying amount of the related long-lived asset on a prospective basis. If the decrease in the liability exceeds the remaining carrying amount of the related long-lived assets, the excess is recognized in the consolidated statements of operations.
Emission certificates—The Company recognizes emission certificates as intangible assets which are presented under receivables, prepayments and other assets on its consolidated statements of financial position. Emission certificates purchased are initially measured at cost. Emission certificates received from the government are initially measured at fair value and accounted for as government grants. Subsequent to initial recognition, the emission certificates are measured at cost less any accumulated impairment losses. The cost of emission certificates is based on average cost method. The emission certificates are not amortized but are derecognized when used to offset against the related provision.
The Company recognizes a liability for its obligation to surrender emission certificates as it emits pollutants. The liability is measured based on the carrying amount of the certificates on hand that are required to be surrendered, and at the current market value of certificates to the extent that the Company would be required to purchase additional certificates to settle the obligation. The liability is presented as a provision and derecognized when the certificates are surrendered to the authorities.
Equity—Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity, net of tax.
Share repurchase and cancellation—When the Company repurchases and cancels its own equity shares (treasury shares), the amount of consideration, including directly attributable costs, is recognized as a deduction of equity. This is deducted against the issued ordinary share capital based on the par value of shares cancelled and the additional paid-in capital for the remaining amount.

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
Earnings Per Share—Basic earnings per share is calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share is calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding, adjusted for the effects of all potentially dilutive ordinary shares. The weighted average number of ordinary shares outstanding is increased by the number of additional ordinary shares that would have been issued by the Company assuming exercise of all equity instruments with exercise prices below the average market price for the year.
Share-based compensation—Share-based compensation expense related to share awards is recognized based on the fair value of the awards granted.
The grant date fair value of equity-settled share-based payment awards granted to employee is recognized as employee benefit expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflected the number of awards for which the service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual performance.
Research and Development Costs—Research costs are expensed as incurred. Development costs are recognized as intangible assets if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the assets.
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
Government Grants—Government grants are recognized when there is reasonable assurance that the grant will be received and the Company will be in compliance with all attached conditions. When the grant relates to an expense item it is recognized initially as deferred income and subsequently released to the consolidated statements of operations over the period necessary on a systematic basis to match the costs that the grant is intended to compensate and is presented as a reduction of those costs. Where the grant relates to acquisition of assets, it is recognized as a reduction in the basis of the asset and released as a reduction to depreciation expense in equal amounts over the expected useful life of the related asset. Grants the Company received are primarily provided in connection with construction and operation of the Company’s manufacturing facilities, employment and research and development.
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
Deferred Tax Assets—We consider the probability that a portion of or all of the deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit can be utilized against future taxable profits in the recognition of deferred tax assets. In assessing recoverability of deferred tax assets, we consider the scheduled reversal of deferred tax liabilities, projected future taxable profit and tax planning strategies. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding us, effects by market conditions, effects of currency fluctuations or other factors.
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

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
Recent Accounting Pronouncements and Developments
Recent Accounting Pronouncements, Adopted:
On January 1, 2024, the Company adopted the following amendments, which did not have a material impact on the consolidated financial statements.
Classification of Liabilities as Current or Non-current (Amendments to IAS 1, Presentation of Financial Statements)—The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, including compliance with loan covenants before or at the reporting date. The amendments also require disclosures for liabilities subject to future covenants that an entity must comply with after the reporting period, which help users to understand the risk that those liabilities could become repayable within twelve months after the reporting period.
Lease Liability in a Sales and Leaseback (Amendments to IFRS 16, Leases)—The amendments specify the requirements that the seller-lessee must meet when measuring the lease liability arising in a sale and leaseback transaction, to ensure that the seller-lessee does not recognize any amount of profit or loss that relates to the right-of-use that it retains.
Supplier Finance Arrangements (Amendments to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments: Disclosures))—The amendments specify disclosure requirements to enhance the current requirements, which are intended to assist the users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
Recent Accounting Pronouncements, Not Adopted:
The Company has not adopted the following new, revised or amended IFRS standards that have been issued by the IASB but are not yet effective:
Classification and Measurement of Financial Instruments (Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures)—The amendments clarify the requirements for the timing of recognition and derecognition of certain financial assets and liabilities, add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion and add new disclosures for certain instruments with contractual terms that can change cash flows. The effective date for adoption of these amendments is annual periods beginning on or after January 1, 2026.
IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”)—This new standard will replace IAS 1, Presentation of Financial Statements. The key concepts in IFRS 18 relate to the structure of the statement of profit and loss, required disclosures in the financial statements for certain management-defined performance measures and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.
•IFRS 18 introduces new requirements for presentation within the statement of profit and loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit and loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.
•It also requires disclosure of management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.
•In addition, narrow-scope amendments have been made to IAS 7, Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.
The effective date for adoption of IFRS 18 is annual periods beginning on or after January 1, 2027, and early adoption is permitted. Retrospective application is required.
Annual Improvements to IFRS Accounting Standards—Volume 11— These narrow-scope amendments relate to clarifications, simplifications, corrections or changes to improve consistency in the following IFRS statements: IFRS 7, Financial Instruments: Disclosures, IFRS 9, Financial Instruments, IFRS 10, Consolidated Financial Instruments and IAS 7, Statement of Cash Flows. The effective date for adoption of these amendments is annual periods beginning on or after January 1, 2026.
Contracts Referencing Nature-dependent Electricity—Amendments to IFRS 9 and IFRS 7— These amendments help entities better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements. The amendments include clarifying the application of the own-use requirements, permitted hedge accounting if these contracts are used as hedging instruments and adding new disclosure requirements to enable investors to understand the effect of these contracts on an entity’s financial performance and cash flows. The amendments are effective for annual periods beginning on or after January 1, 2026.

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
As of the date the accompanying financial statements were authorized for issue, the Company continues to evaluate the impact on its financial position and performance as a result of the initial adoption of the aforementioned standards or interpretations and related applicable period.
New Legislation:
In August 2022, the CHIPS and Science Act was signed into U.S. law. Designed to boost investment in domestic high tech-research and development and catalyze investment in domestic semiconductor manufacturing capacity, the CHIPS and Science Act provides a 25% refundable advanced manufacturing investment tax credit under Internal Revenue Code Section 48D (“AMITC”) on certain investment and other financial incentives to promote investments in domestic semiconductor manufacturing beginning in 2023. The Company has analyzed the provisions of the law and determined that certain capital expenditures qualified under the law and claimed a $105 million refundable tax credit to the Company on its 2023 U.S. federal tax return. The Company is analyzing final treasury regulations related to the AMITC published in October 2024 and has not identified any material changes to its AMITC position.
In August 2022, the U.S. Inflation Reduction Act (the "IRA") was signed into law. The IRA establishes a new corporate alternative minimum tax ("CAMT") of 15% for corporations with an average global adjusted financial statement income in excess of $1 billion over a consecutive three year period, as well as a 1% excise tax on qualifying stock repurchases. The CAMT is effective for tax years beginning after December 31, 2022. The Company recorded $11 million of CAMT in 2024 and $0 in 2023. We may continue to be subject to this tax in future periods.
Legislation and administrative guidance continue to evolve under the Organization for Economic Co-operation and Development's ("OECD") international tax reform centering on a global minimum tax regime ("Pillar 2") effective beginning in fiscal year 2024. The Pillar 2 regime seeks to collect additional top-up taxes from multinational groups whose effective tax rates are lower than 15% at a jurisdictional level. Pillar 2 is being accounted for under the scope of IAS 12, Income Taxes, which includes an amendment in May 2023 granting temporary relief from accounting for deferred taxes arising from jurisdictions implementing Pillar 2 minimum taxes. Under the amendment, the Company is applying the exception of neither recognizing nor disclosing deferred tax adjustments related to Pillar 2 income taxes.
The Company’s effective tax rate for which Pillar 2 tax is computed is primarily driven by earnings from jurisdictions in which we conduct business, including Germany, Singapore and the U.S. As of December 31, 2024, Germany and Singapore have enacted Pillar 2 rules. We will continue to evaluate and monitor as additional guidance and clarification becomes available.
In late 2023, the Netherlands adopted tax legislation amending tax classification rules for domestic and foreign legal entities beginning as of January 1, 2025. This legislation can result in a change in recognition of an entity as either opaque or transparent for Netherlands corporate tax purposes. The Company’s German legal entity structure includes a Netherlands holding entity for which this new law may have an impact, including the German entities held beneath it. The Company is analyzing the potential impact to our tax positions in the Netherlands and Germany, but does not anticipate a material tax expense effect due to tax treaties between Germany and the Netherlands which mitigate potential double taxation in cases where German and Dutch entity classifications may clash.
4.Critical Accounting Judgments, Estimates and Assumptions
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

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
Determination of useful lives of property, plant and equipment—The Company periodically assesses the estimated useful lives of property, plant and equipment. See Note 3. Summary of Material Accounting Policies.
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
Impairment Assessment of Non-Financial Assets—The Company reviews, at each reporting date, the carrying amount of the Company’s property, plant and equipment, and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss.
Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on a discounted cash flow analysis that a potential buyer would perform in determining a transaction value of the CGU less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. When preparing the discounted cash flow analysis, the Company makes judgments in determining the independent cash flows that can be related to a specific CGU based on its asset usage model and manufacturing capabilities in addition to the discount rate used in the analysis. In addition, because judgments are made regarding the remaining useful lives of assets and expected future revenue and expenses associated with the assets, changes in these estimates based on changes in economic conditions or business strategies could result in material impairment charges in future periods. See Note 8. Property, Plant and Equipment.
Provisions for Asset Retirement Obligations (“AROs”)—The Company records a provision for site restoration costs as required by legal and contractual obligations if it is determined to be probable that it will incur such costs. The Company has estimated costs based on available information about the extent of restoration work required. The provision has been calculated using discount rates based on the risk-free rates in the jurisdiction of the liability. The site restoration costs are expected to be incurred on site abandonment for owned property and on lease expiration for land held under lease. The expected timing of incurring site restoration costs has considered various factors, including the remaining useful lives of the underlying property, plant and equipment. The Company makes judgements in determining the likelihood and timing of settlement of the AROs, the costs to be incurred and the discount rates to be used. The ultimate site restoration costs are uncertain, as costs can vary in response to internal and external factors, and the expected timing of expenditure can also change. Changes to these estimates could result in adjustments to the provision established in the future. See Note 14. Provisions for the carrying amount of the provision for AROs.
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

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
Share-based compensation—Share-based compensation expense is recognized based on the grant date fair value of the awards. The fair value of Restricted Share Units (“RSUs”) is determined based on the closing price of the ordinary stock on the date of grant. The fair value of share options is estimated using the Black-Scholes option pricing model for options. The fair value of Performance Share Units (“PSUs”) is estimated using a Monte Carlo simulation. Both models require management to make certain assumptions of future expectations based on historical and current data. The assumptions include the estimated fair value of the Company’s stock, expected term of the awards, expected volatility, dividend yield and risk-free interest rate. These estimates involve inherent uncertainties and the application of management’s judgment.
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
In September 2023, the People and Compensation Committee of GlobalFoundries approved a modification to the 2023 PSUs, to adjust the return on invested capital (“ROIC”) performance threshold. The modification did not increase the fair value of the 2023 PSUs as the non-market performance condition was not considered when determining the fair value on the modification date. The Company cumulatively adjusted the expense based on the number of shares probable of vesting based on ROIC metrics and the grant date fair value.
5.Cash And Cash Equivalents

(in millions)	December 31, 2024	December 31, 2023
Cash balances on hand and at banks	$1,018	$490
Other cash and cash equivalents	1,174	1,897
Total	$2,192	$2,387
Movements in cash and cash equivalents are presented in the Company’s consolidated statements of cash flows.
The following table presents the reconciliation of assets, liabilities and equity arising from financing activities:

				Non-cash changes
(in millions)	As of December 31, 2022 Assets (Liabilities and Equity)	Cash Flows from Financing Activities (Inflows)/ Outflows	Cash Flows from Operating Activities (Inflows)/ Outflows	Addition	Foreign exchange movement	Other	As of December 31, 2023 Assets (Liabilities and Equity)
Government grants receivable(1)	$52	$(5)	$—	$23	$1	$101	$172
Debt(2)	(2,511)	182	—	(17)	(30)	4	$(2,372)
Lease obligations	(345)	77	21	(117)	(5)	(13)	$(382)
Share capital	(11)	—	—	—	—	—	$(11)
Additional Paid-In Capital	(23,831)	(42)	—	—	—	(154)	$(24,027)
Other	—	—	—	—	1	—	$1
Total	$(26,646)	$212	$21	$(111)	$(33)	$(62)	$(26,619)

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements

				Non-cash changes
(in millions)	As of December 31, 2023 Assets (Liabilities and Equity)	Cash Flows from Financing Activities (Inflows)/ Outflows	Cash Flows from Operating Activities (Inflows)/ Outflows	Addition	Foreign exchange movement	Other	As of December 31, 2024 Assets (Liabilities and Equity)
Debt(2)	$(2,372)	$544	$—	$(16)	$42	$(4)	$(1,806)
Lease obligations	(382)	62	24	(389)	23	148	$(514)
Share capital	(11)	—	—	—	—	—	$(11)
Additional Paid-In Capital	(24,027)	177	—	—	—	(164)	$(24,014)
Other	1	2	—	—	—	(3)	$—
Total	$(26,791)	$785	$24	$(405)	$65	$(23)	$(26,345)
(1)Government grants receivable of $172 million is included in receivables, prepayments and other assets in the consolidated statements of financial position as of December 31, 2023. In 2024, cash flows from government grants receivable is included in cash from operating activities due to a methodology change in 2023.
(2)Accrued interest is included in accrued liabilities in the consolidated statement of financial positions. Interest paid relating to the Company’s debt of $91 million and $100 million is included in cash flow from operating activities on the consolidated statement of cash flows as of December 31, 2024 and 2023, respectively.
Geographical concentration of cash and cash equivalents is as follows:

(in millions)	December 31, 2024	December 31, 2023
United States of America	$1,637	$481
Republic of Singapore	341	1,666
Other	214	240
Total	$2,192	$2,387
6.Receivables, Prepayments and Other Assets

(in millions)	December 31, 2024	December 31, 2023
Current:
Trade receivables, other than related parties(1)	$906	$1,002
Other receivables	307	255
Unbilled accounts receivable(2)	38	33
Receivables from government grants	133	66
Receivables from related parties (Note 28. Related Party Disclosures)	9	12
Other current financial assets	13	52
Total	$1,406	$1,420
Non-current:
Advances to suppliers(3)	180	213
Receivables from government grants	124	106
Other	47	24
Total	$351	$343
(1)The Company’s trade receivables, other than related parties, are all classified as current and are expected to be collected within one year. The Company’s provision for sales returns was not material for either of the years ended December 31, 2024 and 2023. See the table below for the aging of the Company’s trade receivables, other than related parties.
(2)Unbilled accounts receivable represents amounts recognized on revenue contracts less associated advances and progress billings. These amounts will be billed in accordance with the agreed-upon contractual terms or upon shipment of products or rendering services.
(3)Primarily represents advances to suppliers to offset against future purchases.

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
The following table presents the activity in unbilled accounts receivable:

(in millions)	December 31, 2024	December 31, 2023
Beginning balance	$33	$24
Revenue recognized during the year	118	101
Amounts invoiced	(113)	(92)
Ending balance	$38	$33
The following table presents the aging of accounts receivable:

(in millions)	December 31, 2024	December 31, 2023
Receivables neither past due nor impaired	$850	$880
Less than 30 days	49	114
31 to 60 days	—	4
61 to 90 days	—	4
91 to 120 days	7	—
Total	$906	$1,002
7.Inventories
Inventories consist of the following:

(in millions)	December 31, 2024	December 31, 2023
Work in progress	$1,088	$1,005
Raw materials and supplies	665	625
Inventory reserves	(129)	(143)
Total	$1,624	$1,487
During the year ended December 31, 2024, the Company recognized $32 million within cost of revenue to write down certain inventories to their estimated net realizable value. There were no significant reversals of any write-down of inventories.

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
8.Property, Plant and Equipment

(in millions)	Land and Land Improvements	Buildings and Leasehold Improvements	Equipment	Computers	Construction in Progress	Total
Cost
As of December 31, 2022	$78	$7,026	$22,566	$439	$3,384	$33,493
Additions(1)	14	7	19	4	745	789
Transfers from construction in progress	—	616	1,979	7	(2,602)	—
Disposals	—	(16)	(298)	(2)	(15)	(331)
Effects of exchange rate changes	—	2	11	—	—	13
As of December 31, 2023	92	7,635	24,277	448	1,512	33,964
Additions(1)	—	11	36	3	202	252
Transfers from construction in progress	—	127	1,361	8	(1,496)	—
Disposals	—	—	(406)	(1)	(4)	(411)
Effect of exchange rate changes	(1)	(4)	(20)	—	—	(25)
As of December 31, 2024	$91	$7,769	$25,248	$458	$214	$33,780
Accumulated Depreciation
As of December 31, 2022	$26	$3,954	$18,801	$391	$7	$23,179
Additions(1)	2	267	976	20	—	1,265
Disposals	—	(17)	(298)	(2)	—	(317)
Effects of exchange rate changes	—	1	7	—	—	8
As of December 31, 2023	28	4,205	19,486	409	7	24,135
Additions(1)	2	269	1,081	18	—	1,370
Impairments	1	566	362	1	5	935
Disposals	—	—	(404)	(1)	—	(405)
Effect of exchange rate changes	—	(2)	(15)	—	—	(17)
As of December 31, 2024	$31	$5,038	$20,510	$427	$12	$26,018

Net book value as of December 31, 2023	$64	$3,430	$4,791	$39	$1,505	$9,829

Net book value as of December 31, 2024	$60	$2,731	$4,738	$31	$202	$7,762
(1)     The Company earned investment tax credits related to the construction of a wafer fabrication facility in Saratoga County, New York (which were netted against additions relating to Building and Leasehold Improvements and Equipment). These credits were generally earned based on when the related assets were placed in service. The Company recorded the investment tax credits as a reduction of property, plant and equipment costs. As of December 31, 2024 and 2023, the investment tax credits included in property, plant and equipment amounted to $174 million and $226 million, respectively.
Construction in progress includes property, plant and equipment that is still in progress of construction and qualification process for equipment, necessary for these assets to be operating in the manner for their intended use. When these assets are completed and placed in service, they are transferred to property, plant and equipment and depreciation commences. The Company transferred $1.5 billion and $2.6 billion in 2024 and 2023, respectively, from construction in progress to the respective property, plant and equipment category.
Depreciation expense on property, plant and equipment is as follows:

(in millions)	2024	2023	2022
Cost of revenue	$1,300	$1,207	$1,303
Research and development expenses	51	38	40
Selling, general and administrative expenses	19	20	22
Total	$1,370	$1,265	$1,365

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
The Company performed its fourth quarter 2024 impairment assessment, and as a result, identified impairment indicators present on certain long-lived assets relating to legacy investments in production capacity at its fabrication facility in Malta, New York. The impairment indicators were identified by re-evaluating the diversification of the Company’s long-term manufacturing technology platform roadmap in Malta, consistent with our current technology capabilities and transfer strategy necessary to meet expected long-term market demand.
Assessing the impairment of long-lived assets involves comparing their respective carrying value with their recoverable values. Management determined the recoverable value of the assets by assessing both the fair value less cost of disposal and value in use. The recoverable amount was assessed to be the value in use which was greater than the fair value less cost of disposal. The Company estimated the value in use of its long-lived assets using a discounted cash-flow model. The significant assumptions used to estimate the fair value were based on an 11.5% weighted average cost of capital and expected revenue growth rates. Based on the impairment analysis conducted, the Company determined that the carrying value of the long-lived assets exceeded its recoverable amount, and as a result, recorded an impairment charge of $935 million during the quarter ended December 31, 2024, which is included within operating expenses in the consolidated statements of operations.
9.Goodwill and Intangible Assets

Cost (in millions)	Technology, Licenses and Similar Rights	Software	Patents	Goodwill	Other	Total

As of December 31, 2022	$1,217	$368	$226	$18	$137	$1,966
Additions	61	96	—	—	—	157
Disposals	(40)	—	—	—	—	(40)
As of December 31, 2023	1,238	464	226	18	137	2,083
Additions	240	53	2	57	43	395
Disposals	(138)	—	—	—	—	(138)
As of December 31, 2024	$1,340	$517	$228	$75	$180	$2,340

Accumulated Amortization
As of December 31, 2022	$971	$276	$225	$—	$131	$1,603
Additions	121	7	—	—	1	129
Disposals	(40)	—	—	—	—	(40)
As of December 31, 2023	1,052	283	225	—	132	1,692
Additions	122	3	—	—	1	126
Disposals	(138)	—	—	—	—	(138)
As of December 31, 2024	$1,036	$286	$225	$—	$133	$1,680

Net book value as of December 31, 2023	$186	$181	$1	$18	$5	$391

Net book value as of December 31, 2024	$304	$231	$3	$75	$47	$660

Amortization expense on intangible assets is as follows:

(in millions)	2024	2023	2022
Cost of revenue	$58	$61	$91
Research and development expenses	66	63	70
Selling, general and administrative expenses	2	5	15
Total	$126	$129	$176

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
10.Other Financial Assets And Liabilities
The following derivative contracts are outstanding at December 31, 2024 and 2023 (in millions unless otherwise specified):

	Fair Value of Derivative Instruments
Derivative Instruments	Other Current Financial Assets	Other Non-current Financial Assets	Other Current Financial Liabilities	Other Non-current Financial Liabilities	Notional Amount	Average Foreign Currency/ US$	Average Strike Rate / Price	Maturity
Outstanding as of December 31, 2023:
Forward contracts:
Euro forward contracts (receive euros/pay US$)	$14	$—	$(4)	$—	$845	0.91	—	2024 - 2025
Singapore dollar forward contracts (receive Singapore$ / pay US$)	8	—	(1)	—	483	1.33	—	2024 - 2025
Japanese yen forward contracts (receive Japanese yen / pay US$)	6	1	(7)	—	116	140.20	—	2024 - 2025
	28	1	(12)	—	1,444
Interest rate swaps	17	5	—	—	653	—	0.442% - 1.761%	2024 - 2026
Cross currency interest rate swaps (receive euros / pay US$)	5	1	(3)	—	519	0.89	3.834% - 4.182%	2024 - 2026
Cross currency swaps (receive Singapore $ / pay US$)	—	73	—	—	1,127	1.37	1.830% - 1.941%	2028
Commodity swaps	2	—	(27)	(14)	237	0.91	73.59	2024 - 2025
Total	$52	$80	$(42)	$(14)	$3,980

Outstanding as of December 31, 2024:
Forward contracts:
Euro forward contracts (receive euros/pay US$)	$2	$—	$(33)	$(5)	$1,082	0.92	—	2025 - 2026
Singapore dollar forward contracts (receive Singapore$ / pay US$)	—	—	(9)	—	516	1.33	—	2025 - 2026
Japanese yen forward contracts (receive Japanese yen / pay US$)	2	—	(5)	—	42	144.30	—	2025 - 2026
	4	—	(47)	(5)	1,640
Interest rate swaps	—	2	—	—	76	—	1.731% - 1.761%	2026
Cross currency interest rate swaps (receive euros / pay US$)	—	—	—	(1)	32	0.90	4.182% - 4.182%	2026
Cross currency swaps (receive Singapore $ / pay US$)	—	49	—	—	1,127	1.37	1.83% - 1.941%	2028
Commodity swaps	9	4	(7)	(2)	214	—	66.50	2025 - 2026
Total	$13	$55	$(54)	$(8)	$3,089

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
The following table presents the fair values and locations of these derivative instruments recorded in the consolidated statements of financial position:

	Fair Value of Derivative Instruments
Derivative Instruments	Other Current Financial Assets	Other Non-current Financial Assets	Other Current Financial Liabilities	Other Non-current Financial Liabilities
Outstanding as of December 31, 2023:
Derivatives designated as hedging instruments
Foreign currency forwards	$24	$—	$(9)	$—
Interest rate swaps	17	5	—	—
Cross currency swaps and cross currency interest rate swaps	5	74	(3)	—
Commodity swaps	2	—	(22)	(11)
Derivatives not designated as hedging instruments
Foreign currency forwards	4	1	(3)	—
Commodity swaps	—	—	(5)	(3)
Total	$52	$80	$(42)	$(14)

Outstanding as of December 31, 2024:
Derivatives designated as hedging instruments
Foreign currency forwards	$4	$—	$(44)	$(5)
Interest rate swaps	—	2	—	—
Cross currency swaps and cross currency interest rate swaps	—	49	—	(1)
Commodity swaps	9	4	(7)	(2)
Derivatives not designated as hedging instruments
Foreign currency forwards	—	—	(3)	—
Total	$13	$55	$(54)	$(8)
The following table presents the effect of derivatives designated as hedging instruments on the consolidated statements of operations and comprehensive income (loss) (net of tax):

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements

(in millions)	Gains (Losses) Recognized in Accumulated OCI on Derivatives (effective Portion)	Gains (Losses) Reclassified from Accumulated OCI to cost of Property, Plant and Equipment	Location of Gains (Losses) Reclassified from Accumulated OCI into Income	Gains (Losses) Reclassified from Accumulated OCI into Income (Effective Portion)	Gains (Losses) Reclassified into Income (Missed Forecast)	Location of Gains (Losses) Recognized into Income (Ineffective Portion)	Gains (Losses) Recognized into Income (Ineffective Portion)
Year ended December 31, 2023
Derivatives designated as hedging instruments— Forward currency forward contracts	$17	$(17)	Cost of revenue and operating expenses	$34	—	Other income (expense)	$—
Derivatives designated as hedging instruments— Interest rate swaps	8	—	Finance expense	28	—	Other income (expense)	—
Derivatives designated as hedging instruments— Cross currency swaps and cross currency interest rate swaps	31	—	Finance expense	6	—	Other income (expense)	(4)
			Other income (expense)	31	—		—
Derivatives designated as hedging instruments – Commodity swaps	(32)	—	Cost of revenue and operating expenses	(4)	—	Other income (expense)	—
			Other income (expense)	—	(13)		—

Year ended December 31, 2024
Derivatives designated as hedging instruments— Forward currency forward contracts	$(59)	$(1)	Cost of revenue and operating expenses	$8	—	Other income (expense)	—
Derivatives designated as hedging instruments— Interest rate swaps	4	—	Finance expense	24	—	Other income (expense)	—
Derivatives designated as hedging instruments— Cross currency swaps and cross currency interest rate swaps	(47)	—	Finance expense	(1)	—	Other income (expense)	—
			Other income (expense)	(45)	—		—
Derivatives designated as hedging instruments – Commodity swaps	23	—	Cost of revenue and operating expenses	(17)		Other income (expense)	—
			Other income (expense)	—	—		—

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
The following table presents the effect of derivatives not designated as hedging instruments on the consolidated statements of operations:

(in millions)	Location of Gains (Losses) Recognized in Income on Derivatives	Amount of Gains (Losses) Recognized in Income on Derivatives
Year ended December 31, 2022
Derivatives not designed as hedging instruments—foreign currency forwards contracts	Other income (expense)	$(22)
Total gain/(loss)		$(22)

Year ended December 31, 2023
Derivatives not designed as hedging instruments—foreign currency forwards contracts	Other income (expense)	$(16)
Derivatives not designed as hedging instruments—commodity swaps	Other income (expense)	$(8)
Total gain/(loss)		$(24)

Year ended December 31, 2024
Derivatives not designed as hedging instruments—foreign currency forwards contracts	Other income (expense)	$(24)
Derivatives not designed as hedging instruments—commodity swaps	Other income (expense)	(1)
Total gain/(loss)		$(25)
11.Trade Payables and Other Liabilities

(in millions)	December 31, 2024	December 31, 2023
Current:
Trade payables	$406	$511
Accrued expenses	522	496
Contract liabilities(1)	840	895
Advances and deposits(2)	66	68
Payables for property, plant and equipment and intangible assets	161	282
Other(3)	97	97
Total	$2,092	$2,349
Non-current:
Payables for intangible assets	193	76
Contract liabilities(1)	744	1,088
Other(3)	85	26
Total	$1,022	$1,190
(1)Contract liabilities comprises contract liabilities for payments received in advance of the satisfaction of performance obligations for wafers, as well as NRE services.
(2)Advances and deposits include advances from customers of $36 million (2023: $22 million) collected for purchase orders.
(3)Other includes other financial liabilities, due from related parties, deferred tax liabilities and non-current advances and deposits. See Note 10. Other Financial Assets And Liabilities for further details on other financial liabilities.

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
The following table presents the activities in contract liabilities for the years ended December 31, 2024 and 2023:

(in millions)	December 31, 2024	December 31, 2023
Beginning contract liabilities balance	$1,983	$1,918
Cash receipts in advance of satisfaction of performance obligations	381	805
Released to the consolidated statements of operations (1)	(749)	(759)
Amounts credited to customers	(13)	—
Other(2)	(18)	19
Ending contract liabilities balance	$1,584	$1,983

Current	$840	$895
Non-current	744	1,088
Total	$1,584	$1,983
(1)Of revenue released to the consolidated statements of operations for the years ended December 31, 2024 and 2023, $618 million and $476 million, respectively were included in the beginning balance of contract liabilities.
(2)Includes $18 million reclassification from contract liabilities to unbilled accounts receivable for the year ended December 31, 2024, and $19 million reclassification from accrued liabilities to contract liabilities for the year ended December 31, 2023.
12.Long-Term Debt

(in millions)	December 31, 2024	December 31, 2023
Current:
Term loans	$753	$571
Non-current:
Term loans	1,053	1,801
Total	$1,806	$2,372

Movements in interest bearing borrowings for the years ended December 31, 2024 and 2023 were as follows:

(in millions)	December 31, 2024	December 31, 2023
Opening balance	$2,372	$2,511
New loans and borrowings	31	46
Repayments	(575)	(228)
Other	(22)	43
Ending balance	$1,806	$2,372

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
Terms and Debt Repayment Schedule
The following table summarizes term loan facilities. The below arrangements are all considered to be secured.

Description	Currency	Nominal Interest Rate	Interest Payment Terms	Principal Payment Terms	Year of Maturity	2024 Carrying Amount	2023 Carrying Amount
USD Term Loan A	USD	SOFR + 2.90%	Quarterly	Semi-Annual	2025	$586	$64
EUR Term Loan A	EUR	EURIBOR + 2.60%	Quarterly	Semi-Annual	2025	78	9
2019 USD Dresden Equipment Financing(1)	USD	SOFR + 2.25%	Semi-Annual	Semi-Annual	2026	36	36
2020 USD Equipment Financing(2)	USD	SOFR + 1.90%	Quarterly	Quarterly	2025	34	60
2019 EUR Dresden Equipment Financing(2)	EUR	EURIBOR + 2.25%	Semi-Annual	Semi-Annual	2026	14	368
Various	EUR, USD	Various			2025-2031	5	34
Current total						753	571

2019 USD Dresden Equipment Financing(1)	USD	SOFR + 2.25%	Semi-Annual	Semi-Annual	2026	36	72
2020 USD Equipment Financing(2)	USD	SOFR + 1.90%	Quarterly	Quarterly	2025	—	34
USD Term Loan A	USD	SOFR + 2.90%	Quarterly	Semi-Annual	2025	—	586
EUR Term Loan A	EUR	EURIBOR + 2.60%	Quarterly	Semi-Annual	2025	—	82
2019 EUR Dresden Equipment Financing(2)	EUR	EURIBOR + 2.25%	Semi-Annual	Semi-Annual	2026	14	30
2021 SGD EDB Loan	SGD	1.40%	Semi-Annual	Semi-Annual	2041	974	987
Various	EUR, USD	Various			2025-2031	29	10
Non-current total						1,053	1,801
Total						$1,806	$2,372
(1)On October 31, 2019, the Company, GLOBALFOUNDRIES Dresden Module One Limited Liability Company & Co., KG. and GLOBALFOUNDRIES Dresden Module Two Limited Liability Company & Co. KG. entered into a term facilities agreement with Bank of America Merrill Lynch International Designated Activity Company and ING Bank, a branch of ING-DIBA AG, as coordinating mandated lead arrangers, and Bank of America Merrill Lynch International Designated Activity Company as facility and security agent, which provides a maximum incremental facility commitment totaling $750 million secured by certain qualifying equipment assets.
(2)On April 23, 2020, GFS entered into several Equipment Purchase Agreements and Lease Agreements with four banks to sell and leaseback certain semiconductor manufacturing equipment located in GFS’ fabrication facilities in Singapore for a total of $300 million.
2021 SGD EDB Loan—On September 3, 2021, the Company entered into a loan agreement with Singapore Economic Development Board (“EDB”), which provided loan facilities with maximum drawdown of $1,149 million (SGD 1,541 million) at a fixed nominal interest rate of 1.4%. The difference between the nominal interest rate of the loan and the market interest rate for an equivalent loan is recognized as a government grant. The loan matures on June 1, 2041, with interest-only payments for the first 5 years and principal repayments commencing thereafter, payable on a semi-annual basis.
As of December 31, 2024, the Company’s total drawdown was $1.1 billion, all of which was drawn down in 2023.
As of December 31, 2024 and 2023, $974 million and $987 million, respectively, were recorded in long-term debt based on an effective interest rate of 3.20% and $158 million and $179 million, respectively, were recorded in deferred income from government grants.
5-year Revolving and Letter of Credit Facilities Agreement—On October 13, 2021, the Company entered into an amendment to the 5-year Revolving and Letter of Credit Facilities Agreement to increase the commitment to $1.0 billion.
The following table summarizes unutilized credit facilities available to the Company to maintain liquidity to fund operations:

(in millions)	December 31, 2024	December 31, 2023
Revolving Credit Facility	$1,012	$1,012
Uncommitted Credit Facilities(1)	102	46
Total	$1,114	$1,058
(1) Credit facility made available to the Company, but the lender is not obligated to loan funds.

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
Assets pledged as security— Various assets have been pledged to secure borrowings under pledged agreements for the Company. Cash and cash equivalents, trade accounts receivables, property, plant and equipment, inventories and financial assets have been pledged to secure borrowings under pledged agreements for the Company. The Company is not allowed to pledge these assets as security for other borrowings or to sell them outside normal course of business.
Compliance and Waivers— In November 2024, the Company obtained waivers to certain loan agreements, lease agreements and equipment purchase agreements, pursuant to which the lenders agreed to waive potential automatic events of default due to breach of any Sanctions. The breach related to shipments made in error to a company on the U.S. Bureau of Industry and Security’s Entity List due to a data entry error. The November 2024 waivers eliminated the possibility of automatic events of default that would have otherwise existed as of and prior to the date the waivers were obtained.
13.Leases
The Company has various lease agreements for certain of its offices, facilities and equipment. Leases may include one or more options to renew. Renewals are not in the determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. All leases were measured under a single criterion with the exception of those with terms not exceeding 12 months and low-value leases.

(in millions)	December 31, 2024	December 31, 2023
Amortization of right-of-use assets	$72	$57
Interest expense on lease liabilities	26	21
Total net lease cost	$98	$78
Weighted average remaining lease term	14.5 years	12.4 years
Weighted average discount rate	4.36%	5.16%
The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023
(in millions)	Minimum Lease Payments	Present Value of Payments	Minimum Lease Payments	Present Value of Payments
Within 1 year	$110	$90	$44	$32
2-5 years	206	146	194	128
After 5 years	350	278	283	222
	$666	$514	$521	$382
Less: amounts representing
finance charges	(152)	—	(139)	—
Present value of minimum lease payments	$514	$514	$382	$382

Current		$90		$32
Non-current		424		350
Total		$514		$382
Supplemental cash flow information related to leases is as follows:

(in millions)	December 31, 2024	December 31, 2023
Cash flows used in operating activities:
Interest paid	$(24)	$(21)
Cash flows used in financing activities:
Payment of lease obligations	(62)	(77)
The following table outlines the carrying amounts of ROU assets:

(in millions)	December 31, 2024	December 31, 2023
Land and improvements	$63	$31
Building and leasehold improvements	435	304
Total	$498	$335

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
The following table summarizes the movement of ROU assets which primarily relates to building and leasehold improvements during the years ended December 31, 2024 and 2023:

(in millions)	December 31, 2024	December 31, 2023
Beginning balance	$335	$282
Additions	236	117
Disposals	(1)	(7)
Amortization	(72)	(57)
Ending balance	$498	$335
14.Provisions
The movement in provisions for asset retirement obligations and restructuring charges during the years ended December 31, 2024 and 2023 is as follows:

(in millions)	December 31, 2024	December 31, 2023
Beginning balance	$240	$298
Arising/reassessed during the period	(1)	2
Accretion cost	4	5
Restructuring charges	7	71
Utilized(1)	(36)	(136)
Ending balance	$214	$240
(1) Includes $2 million and $10 million related to asset retirement obligations and $34 million and $126 million related to restructuring charges for the years ended December 31, 2024 and 2023, respectively.
The Company records a provision for site restoration costs as required by legal and contractual obligations if assessed to be probable that it will incur such costs. The Company has estimated costs based on available information about the extent of restoration work required.
The provision has been calculated using discount rates of 2.00% to 2.67% (2023: 1.72% to 3.35%), which is the risk-free rate in the jurisdiction of the liability. The site restoration costs are expected to be incurred on site abandonment for owned property and on lease expiration for leasehold land. The expected timing of incurring site restoration costs is consistent with the remaining useful lives of the underlying property, plant and equipment.
See Note 21. Restructuring for information regarding the Company’s restructuring initiative.
15.Government Grants
The following table presents the movement in deferred income from government grants for the years ended December 31, 2024 and 2023:

(in millions)	December 31, 2024	December 31, 2023
Beginning balance	$360	$404
Received/receivable during the period	34	81
Fair value of EDB loan	—	7
Capitalized to fixed assets	—	(74)
Released to the consolidated statements of operations	(67)	(58)
Ending balance	$327	$360

Current	92	93
Non-current	235	267
Total	$327	$360

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
Government grants were recognized in the consolidated statements of operations as follows:

(in millions)	December 31, 2024	December 31, 2023	December 31, 2022
Cost of revenue	$31	$29	$30
Research and development expenses	36	29	11
Selling, general and administrative expenses	—	—	1
Total balance	$67	$58	$42
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
On October 27, 2021, the Company completed an initial public offering, issuing 30.3 million ordinary shares, as well as 1.6 million ordinary shares in a concurrent private placement agreement.
On May 22, 2024, the Company announced a share repurchase of 3.9 million ordinary shares from MTIC, a majority shareholder, at the price of $50.75 per share, for an aggregate purchase amount of $200 million. We completed the share repurchase on May 28, 2024.
On May 28, 2024, our Board of Directors resolved to cancel the 3.9 million shares.
As of December 31, 2024, there were 1,300 million ordinary shares and 200 million preferred shares both with a par value of $0.02 authorized, and 553 million ordinary shares issued and outstanding.
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

(in millions)	2024	2023	2022
Type of goods and services:
Wafer revenue(1)(2)	$6,098	$6,536	$7,301
Non wafer revenue(1)(2)	652	856	807
Total	$6,750	$7,392	$8,108

Timing of revenue recognition:
Revenue recognized over time	$484	$471	$445
Revenue recognized at a point in time	6,266	6,921	7,663
Total	$6,750	$7,392	$8,108
(1) Beginning in 2024, access fees and other have been reclassified from wafer revenue to non wafer revenue. Prior period amounts have been recast to conform to the current presentation.
(2) Beginning in the fourth quarter 2023, underutilization charges have been included in wafer revenue. Prior period amounts have been recast to conform to the current presentation.

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
The Company recognizes revenue when wafers are transferred to the customer, which is determined to be at the point of wafer shipment from the Company’s facilities or delivery to the customer location, as determined by the agreed shipping terms.
The Company’s remaining performance obligations that are completely or partially unsatisfied as of December 31, 2024, was approximately $14 billion pertaining to wafer products under certain long-term supply arrangements with customers. Generally, the amount and timing of recognition of the remaining performance obligations are subject to change and are affected by several factors, including terminations, subsequent modifications in the scope of contracts and uncertainty in meeting volume commitments. Based on the current terms of the contracts, 45% of these performance obligations is expected to be recognized in the next 24 months, with the remaining 55% substantially satisfied within the following three years.
The following table presents the Company’s revenue disaggregated based on end markets for the year ended December 31, 2024:

(in millions):	2024
Smart Mobile Devices	$3,048
Communications Infrastructure & Datacenter	577
Home and Industrial IoT	1,267
Automotive	1,206
Non wafer revenue and other	652
Total	$6,750
18.Cost of Revenue

(in millions)	2024	2023	2022
Depreciation of property, plant and equipment and amortization of intangible assets (1)	$1,424	$1,321	$1,468
Inventory changes materials costs and other	1,469	1,742	1,834
Staff costs, maintenance costs and utilities(2)	2,206	2,228	2,567
Total	$5,099	$5,291	$5,869
(1)Amounts are net of amortization of government grants relating to assets. See Note 8. Property, Plant and Equipment for the detailed movements of property, plant and equipment.
(2)Staff costs, maintenance costs and utilities costs include share-based compensation of $58 million, $48 million and $64 million for share options for the years ended December 31, 2024, 2023 and 2022, respectively.
19.Research and Development Expenses

(in millions)	2024	2023	2022
Staff costs, maintenance costs and utilities(1)	$245	$230	$247
Depreciation of property, plant and equipment and amortization of intangible assets	118	119	110
Other (2)	133	79	125
Total	$496	$428	$482
(1)Staff costs, maintenance costs and utilities costs include share-based compensation of $31 million, $25 million and $27 million for share options for the years ended December 31, 2024, 2023 and 2022, respectively.
(2)Other primarily includes material costs and net (income) expenses related to research funding agreements and wafer, labor and software license costs allocated (to) and from cost of revenue.
20.Selling, General and Administrative Expenses

(in millions)	2024	2023	2022
Staff costs, maintenance costs and utilities (1)	$389	$342	$417
Depreciation of property, plant and equipment and amortization of intangible assets	26	25	45
Other (2)	12	106	34
Total	$427	$473	$496
(1)Staff costs, maintenance costs and utilities costs include share-based payments of $98 million, $96 million and $92 million for share options for the years ended December 31, 2024, 2023 and 2022, respectively.

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
(2)Other primarily includes net professional charges, real estate transfer taxes, marketing expenses and facility costs, (gain) loss on tool sales and certain contract cancellation fees.
21.Restructuring
In December 2022, the Company’s management approved and commenced a restructuring plan aimed at realigning the Company’s business and strategic priorities. This worldwide restructuring plan included a reduction in the number of full-time employees, as well as a reduction in leased workspaces and engagement of consultants for strategic support. The Company met the recognition criteria for the provisioning of phase one restructuring costs in the fourth quarter of 2022.
In February 2023, the Company announced phase two to the restructuring plan. Costs arising from this restructuring program comprised of termination benefits and costs associated with direct transition works.
The Company incurred $7 million and $71 million of restructuring charges for the years ended December 31, 2024 and 2023, respectively. These charges are included in restructuring charges in the Company’s consolidated statements of operations, and unpaid amounts are included in provisions within current liabilities on the consolidated statements of financial position.
The changes to the restructuring provisions recorded on the consolidated statements of financial position as of December 31, 2024 and 2023 are summarized as follows:

(in millions)	2024	2023
Beginning balance	$31	$86
Provision	7	71
Amounts paid	(34)	(126)
Ending balance	$4	$31
The actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people impacted and the final termination benefits.
22.Share-Based Compensation
The Company incurred share-based compensation expenses of $187 million, $148 million, and $173 million during the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, the additional paid-in capital related to the share proceeds, including withholding tax, amounted to $1 million and $46 million, respectively. The Company incurred $2 million, $21 million and $10 million of payroll taxes associated with the share-based compensation expense for the years ended December 31, 2024, 2023 and 2022, respectively.
As of December 31, 2024 and 2023, the Company has 3.6 million shares and 3.5 million shares respectively, available for future grant under the 2018 Share Incentive Plan (as described below).
As of December 31, 2024 and 2023, the Company has 14.7 million shares and 17.0 million shares respectively, available for future grant under the 2021 Equity Compensation Plan.
RSUs
In 2024 and 2023, the Company granted RSUs under the 2021 Equity Compensation Plan. The RSUs have a time-based vesting requirement, which provides that the RSUs will generally vest in three annual installments, with 33.33% vesting on each one-year anniversary of the vesting commencement date subject to the employee’s continued employment with the Company.

	Number of RSUs (in millions)	Weighted average grant date fair value
Outstanding as of December 31, 2022	3.2	$54.39
Granted	2.4	$62.94
Forfeited	(0.4)	$55.35
Vested	(1.1)	$55.28
Outstanding as of December 31, 2023	4.1	$58.87
Granted	3.5	$52.37
Forfeited	(0.3)	$54.64
Vested	(2.2)	$56.82
Outstanding as of December 31, 2024	5.1	$55.57

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022, there was $115 million, $107 million and $88 million, respectively, of total unrecognized compensation cost related to outstanding RSUs.
PSUs
In 2024 and 2023, the Company granted performance stock units (“PSUs”) under the 2021 Equity Compensation Plan to certain senior level employees. Each PSU represents a contingent right to receive shares of the Company’s stock if the Company meets certain performance measures over the requisite performance period. The PSU awards entitle recipients to receive, upon vesting, a number of shares that ranges from 0% to 200% of the number of PSUs awarded, depending on the level of achievement of the specified performance conditions over a three year performance period.

	Number of PSUs (in millions)	Weighted average grant date fair value
Outstanding as of December 31, 2022	0.5	$70.91
Granted	0.9	$69.73
Forfeited	(0.2)	$69.90
Outstanding as of December 31, 2023	1.2	$69.96
Granted	0.8	$53.50
Forfeited	—	$69.88
Vested	(0.2)	$70.23
Outstanding as of December 31, 2024	1.8	$62.46
The Company uses the Monte Carlo simulation model to estimate the fair value of the PSUs at the date of grant. The equity volatility was determined based on the historical volatility of comparable publicly traded companies over a look-back period of 2.84 years in both 2024 and 2023, commensurate with the remaining term of the PSUs. The risk-free interest rate is based on the United States Treasury with a remaining term equivalent to the remaining performance measurement period. Dividends are not paid on the Company’s stock.
The assumptions used to value the Company’s PSUs granted during the period presented and their expected lives were as follows:

	December 31, 2024	December 31, 2023
Expected volatility	49.10%	50.93%
Risk-free interest rate	4.48%	4.60%
Compensation expense is recognized for the PSU awards based on a graded attribution basis over the vesting period. As of December 31, 2024 and 2023, there was $36 million and $22 million, respectively, of total unrecognized compensation expense related to the PSUs.
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

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
Upon the tender offer, the Company measured the pre-modification value of the old share options and compared that to the fair value of the new share options using the Black-Scholes option pricing model. The equity volatility was determined based on the historical volatilities of comparable publicly traded companies over a period equal to the expected average share-based payments life. The risk-free rate of interest was interpolated from the U.S. Constant Maturity Treasury rate curve to reflect the remaining expected life of share options. The fair value of the ordinary shares underlying the share options has historically been determined by the Company’s Board of Directors. Because there had been no public market for the ordinary shares, the Board of Directors determined the fair value of the ordinary shares at the time of grant of the option by contemporaneous valuations performed by unrelated third-party valuation firms as well as a number of objective and subjective factors including valuation of comparable companies, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, among other factors.
The Company did not grant any share options in 2024 or 2023.
The following table shows a summary of the share option’s activity for the years ended December 31, 2024 and 2023.

	Number of Share options (in millions)	Weighted average exercise price per Share
Outstanding as of December 31, 2022	6.3	$10.02
Exercised	(4.5)	$10.02
Forfeited	(0.2)	$10.00
Outstanding as of December 31, 2023	1.6	$10.02
Exercised	(1.1)	$10.02
Outstanding as of December 31, 2024	0.5	$10.04
Exercisable balance as of December 31, 2024	0.5	$10.04
The following summarizes information about employees’ share options outstanding as of December 31, 2024:

Outstanding
Range of exercise prices	Number Outstanding (in millions)	Weighted average remaining contractual life (in years)
$10.04	0.5	3.89

The weighted average remaining contractual life is calculated based on the 10-year contract terms of the options and the weighted average exercise price is calculated using the exercise price of the outstanding options, which pertain to the 2018 Share Incentive Plan.
As of December 31, 2024, 2023 and 2022, there was $0, $1 million and $7 million, respectively, of total unrecognized compensation cost related to outstanding share options.
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
Subject to certain equitable adjustments in connection with certain events affecting the outstanding ordinary shares reserved for issuance as awards, the maximum aggregate number of ordinary shares that may be issued or transferred under the ESPP with respect to awards is 7.5 million ordinary shares; provided that the share reserve under the ESPP will, unless otherwise determined by the Board of Directors, automatically increase on January 1 of each year for 8 years commencing on January 1, 2023 and ending on (and including) January 1, 2031 in an amount equal to 0.25% of the total number of ordinary shares outstanding on December 31 of the preceding year. In no event will the number of ordinary shares that may be issued or transferred pursuant to rights granted under the ESPP exceed 18.8 million, in the aggregate, subject to the adjustments described above.
As of December 31, 2024, of the Company has issued 0.7 million shares under this plan reflecting employees’ contributions and the 20% Company match.

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
23.Finance Income and Expense
Finance Income

(in millions)	2024	2023	2022
Interest income - deposits	$106	$92	$31
Interest income on FVOCI investments	61	30	8
Accretion income	34	27	12
Total finance income	$201	$149	$51
Finance Expense

(in millions)	2024	2023	2022
Interest on long-term debt	$80	$80	$69
Interest on lease obligations	26	21	23
Commitment fees and amortization of debt issuance costs	11	13	13
Accretion costs and other	28	23	6
Total finance expense	$145	$137	$111
24.Other Income (Expense), Net

(in millions)	2024	2023	2022
Loss on hedging activities	$(82)	$(78)	$—
Other(1)	70	$21	$22
Total other income (expense), net	$(12)	$(57)	$22
(1) Relates primarily to foreign currency gains and losses, share of profits of joint ventures and gains on the sale of property, plant and equipment and intangible assets.
25.Income Taxes
For tax reporting purposes, the Company consolidates its entities under GLOBALFOUNDRIES Inc., a Cayman Islands entity as described in Note 1. Organization. Accordingly, the Company has presented the domestic portion of the disclosures below based on its country of domicile in the Cayman Islands.
As a Cayman Islands corporation, the Company’s domestic statutory income tax rate is 0.00%. The difference between the Company’s domestic statutory income tax rate and its (expense) benefit for income taxes is due to the effect of the tax rates in the other jurisdictions in which the Company operates. Principally, for the years ended December 31, 2024 and 2023, the Company is subject to United States’ federal and state taxes with a combined statutory tax rate of 21.8% and 21.6%, respectively, German corporation and trade taxes with a combined statutory tax rate of 31.6%, and Singapore’s statutory tax rate of 17.0%.
Income tax expense consisted of the following:

(in millions)	December 31, 2024	December 31, 2023	December 31, 2022
Current income tax expense:
Current income tax benefit (expense)	$(21)	$(13)	$(14)
Adjustments in respect of current income tax of previous year	(6)	(3)	(5)
Deferred tax
Net operating and investment allowance carryforwards	(20)	(74)	(44)
Currency effect on non-monetary assets of subsidiary	(45)	23	(12)
Other change in temporary differences	—	1	(11)
Income tax expense reported in the consolidated statements of operations	$(92)	$(66)	$(86)

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
A reconciliation between tax expense and accounting profit multiplied by the Company’s statutory rate of 0.0% is as follows:

(in millions)	December 31, 2024	December 31, 2023	December 31, 2022
Income (Loss) before income taxes	$(170)	$1,084	$1,532
Tax at Enacted Statutory Rate	$—	$—	$—
Foreign tax rate differential	80	(65)	(98)
Adjustments in respect to current income tax of previous years	(6)	(1)	(5)
Government grants exempt from tax	7	7	7
Deductible expense for tax purpose	(2)	(2)	—
Impact of unrecognized deferred tax assets	(116)	(20)	57
Non-deductible expenses for tax purposes	(23)	—	(21)
Effects of foreign exchange gains (loss)	(35)	10	(14)
Impact of change in liability for uncertain tax positions	—	3	1
Withholding Tax	—	—	(11)
Other effects	3	2	(2)
Income tax (expense) benefit	$(92)	$(66)	$(86)
Effective income tax rate	54.1%	(6.1)%	(5.6)%
In 2024, the Company became subject to the Pillar 2 model rules ("Pillar 2") as published by the Organization for Economic Cooperation and Development (“OECD”). These rules are designed to ensure large multinational Companies within the scope of the rules pay a minimum level of tax in each jurisdiction where they operate. In general, Pillar 2 applies a system of top-up taxes to bring the Company's effective tax rate in each jurisdiction to a minimum of 15%. We have performed an assessment of the Company’s potential exposure to Pillar 2 income taxes based on the most recent financial information available for the jurisdictions in which the Company operates. Based on the assessment, the Pillar 2 effective tax rates in most of the jurisdictions in which the Company operates are above 15% and the Company was not subject to any top-up taxes in 2024. We estimate that the combined impact of the implementation by countries of Pillar 2 minimum tax regimes including but not limited to qualified domestic minimum top-up taxes and the income inclusion rule may result in an approximately 5% increase to the global ETR for 2025, primarily due to Singapore.
The Company has determined it is probable that deferred tax assets will be realized in Singapore and it is not probable that deferred tax assets will be realized in the U.S. or Germany.
Components of the Company’s deferred tax assets and liabilities are attributable as follows:

(in millions)	December 31, 2024	December 31, 2023
Accelerated depreciation on property, plant and equipment	$(33)	$(12)
Losses, credits and investment allowances available for offsetting against future taxable income	180	231
Accrued expenses	9	11
Other	7	5
Net deferred tax assets	$163	$235
The classification of the net deferred tax assets in the statements of financial position is as follows:

(in millions)	December 31, 2024	December 31, 2023
Deferred tax assets	$188	$241
Deferred tax liabilities(1)	(25)	(6)
Net deferred tax assets	$163	$235
(1) Included in Other non-current liabilities in the statements of financial position.
Total unrecognized deferred tax assets as of December 31, 2024 and 2023 were $3,800 million and $3,665 million, respectively. The Company does not anticipate any significant changes to the total amount of unrecognized deferred tax assets within the next 12 months following the reporting date. Deferred tax assets have not been recognized with respect to these items, because it is not probable that future taxable profit will be available against which the Company can utilize the benefits.

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023, the Company has accumulated corporate losses in Germany of $990 million and $1,119 million, respectively, and trade tax losses in Germany of $724 million and $830 million, respectively. Except for a fully deductible base amount, utilization of German net operating loss carryforwards is limited to 60.0% (up to 70% for corporate tax losses in the years 2024 - 2027) of taxable income in any one year. German net operating losses do not expire with the passage of time but may forfeit partially or completely as a result of legal entity restructurings. These carryforward attributes may be recognized as deferred tax assets in the foreseeable future however, the Company has determined it is not probable that the entire amount will be realized.
As of December 31, 2024 and 2023, the Company has unutilized capital allowances on the property, plant and equipment held in Singapore of $150 million and $440 million, respectively, and unutilized tax losses available for carryforward of $58 million and $58 million, respectively. Under Singapore tax law, unutilized capital allowances and unutilized tax losses are deductible to the extent of income available. Unutilized capital allowances and unutilized tax losses can be carried forward indefinitely subject to compliance with the conditions that there is no substantial change in shareholders and no change in the Company’s principal activities, where applicable. As of December 31, 2024 and 2023, the Company has investment allowances of $843 million and $843 million, respectively in Singapore which can be carried forward indefinitely. These carryforward tax attributes have been fully recognized as deferred tax assets.
As of December 31, 2024 and 2023, the Company has gross operating loss carryforwards in the United States of $5,724 million and $5,984 million, respectively; $4,169 million will expire in years 2036 through 2038 for US federal tax purposes. As of December 31, 2024 and 2023, the Company has $821 million and $821 million, respectively of California gross operating loss carryforwards and; in the other states in which it operates, the Company has gross operating loss carryforwards of $888 million and $868 million, respectively. The state carryforwards expire beginning in 2025. In addition, the Company has U.S. federal research and development tax credit carryforwards of $175 million and $186 million for the years December 31, 2024 and 2023, respectively, that will expire in years 2032 through 2045. The Company has California research and development tax credits of $21 million and $22 million as of December 31, 2024 and 2023, respectively, that do not expire. The Company has foreign tax credit carryforward in the United States of $31 million and $0 for 2024 and 2023, respectively. The credits will begin to expire in 2031. The Company has Corporate Alternative Minimum Tax (CAMT) credit carryforwards of $11 million and $0 for 2024 and 2023, respectively. The CAMT credit carryforward will not expire. In addition, the Company has nonrefundable New York Empire Zone credit carryforwards of $947 million and $947 million as of December 31, 2024 and 2023, respectively, that do not expire. Five other states have research and development tax credits - Texas, Minnesota, Vermont, North Carolina and New Jersey for which the Company has calculated a total credit carryforward of $11 million and $10 million for the years ended December 31, 2024 and 2023, respectively. These credits have a carryforward that expires between 2025 through 2044. These carryforward attributes have not been recognized as deferred tax assets.
At December 31, 2024 and 2023, no deferred tax liabilities were recorded for taxes that would be payable on the undistributed earnings of the Company’s subsidiaries. It is the Company’s intention to indefinitely reinvest the undistributed earnings of its foreign subsidiaries except in certain limited cases, which are not expected to have a material tax effect on the consolidated financial statements. The cash that is permanently reinvested is typically used to expand operations.
A reconciliation of deferred taxes, net is as follows:

(in millions)	December 31, 2024	December 31, 2023
Beginning balance	$235	$266
Tax (expense) benefit recognized to consolidated statements of operations	(65)	(50)
Tax (expense) benefit recognized to other comprehensive income (loss)	2	19
Deferred tax liabilities recognized from acquisition purchase accounting	(9)	—
Ending balance	$163	$235
All current tax expense is recorded to the statement of operations. For the years ended December 31, 2024 and 2023, the Company recognized a deferred tax benefit of $2 million and $19 million, respectively, in other comprehensive income related to the revaluation of cash flow hedges. In the year ended December 31, 2024, the Company also recorded a $9 million deferred tax liability through Goodwill related to the acquisition of Tagore related to identified intangible assets.
As of December 31, 2024 and 2023, the Company has an $8 million and $0 million current tax receivable position, respectively, related to its subsidiaries in Europe and the United States.
As of December 31, 2024 and 2023, the Company has a $21 million and $19 million current tax liability position, comprised of $13 million and $10 million in Europe for December 31, 2024 and 2023, $2 million and $4 million in the United States/Cayman Islands for December 31, 2024 and 2023, and $6 million and $5 million in Singapore for December 31, 2024 and 2023, respectively. The current income tax payable amounts include the following uncertain tax provisions: $2 million and $2 million in the United States for December 31, 2024 and 2023; $4 million and $5 million in Singapore for December 31, 2024 and 2023, respectively; $5 million and $2 million in Europe for December 31, 2024 and 2023, respectively, for exposure arising from unutilized capital allowances and domestic related party transactions.

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
26.Earnings Per Share
Basic and diluted earnings per share has been calculated for the years ended December 31, 2024, 2023, and 2022 as follows:

(in millions, except per share amounts)	2024	2023	2022
Numerator
Net income (loss) attributable to equity shareholders of the Company	$(265)	$1,020	$1,448

Denominator
Basic weighted average ordinary shares outstanding	553	552	539
Effect of potentially dilutive shares from employee equity plans	—	4	13
Diluted weighted average ordinary shares outstanding	553	556	552
Total basic and diluted earnings (loss) per share attributable to equity shareholders
Basic	$(0.48)	$1.85	$2.69
Diluted	$(0.48)	$1.83	$2.62
For the years ended December 31, 2024, 2023 and 2022, there were 1 million, 1 million and 6 million share options outstanding, respectively. For the year ended December 31, 2024, 3 million potentially dilutive shares from employee equity plans were excluded from the calculation of diluted earnings per share as their inclusion would have been anti-dilutive.
27.Employee Benefits Plans
Retirement Savings Plans—The Company has a retirement savings plan, commonly known as a 401(k) plan, which allows participating employees in the United States to contribute a portion of their pre-tax salary up to Internal Revenue Service limits. The Company matches employee contributions dollar for dollar for the first 3% of participants’ contributions and 50 cents on each dollar of additional 3% of participants’ contributions, to a maximum of 4.5% of eligible compensation. The Company’s contributions to the 401(k) plan were $23 million, $25 million and $32 million for the years ended December 31, 2024, 2023 and 2022, respectively.
The Company also has an employee benefits plan that requires the Company to make monthly contributions based on the statutory funding requirement into a Central Provident Fund for substantially all Singapore citizens and permanent residents. The Company’s contributions under this plan were $22 million, $29 million and $31 million for the years ended December 31, 2024, 2023 and 2022, respectively.
See Note 22. Share-Based Compensation for our Employee Stock Purchase Plan.

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
28.Related Party Disclosures
The consolidated financial statements include the following subsidiaries which are all wholly owned, except for Advanced Mask Technology Centre GmbH & Co. KG, Maskhouse Building Administration GmbH & Co. KG, Advanced Mask Technology Center Verwaltungs GmbH, and Maskhouse Building Administration Verwaltungs GmbH which are fully consolidated in our financial statements as GlobalFoundries has controlling power over their operations.:

Subsidiary	Jurisdiction of Incorporation or Organization	December 31, 2024	December 31, 2023	December 31, 2022
GLOBALFOUNDRIES Dresden Module One LLC	United States	X	X	X
GLOBALFOUNDRIES Dresden Module Two LLC	United States	X	X	X
GLOBALFOUNDRIES Innovation LLC (formerly GLOBALFOUNDRIES Innovation Investments LLC)	United States	X	X	X
GLOBALFOUNDRIES Investments LLC	United States	X	X	X
GLOBALFOUNDRIES U.S. Inc.	United States	X	X	X
GLOBALFOUNDRIES U.S. 2 LLC	United States	X	X	X
GLOBALFOUNDRIES Borrower LLC	United States	X	X	X
Hudson Valley Research Park Sewage Works Corporation	United States	N/A	N/A	X
Hudson Valley Research Park Water-Works Corporation	United States	N/A	N/A	X
GF Power LLC	United States	X	X	X
Tagore Technology Inc.	United States	X	N/A	N/A
GLOBALFOUNDRIES Finance Inc.	Cayman Islands	X	X	X
GLOBALFOUNDRIES France SAS	France	X	X	X
GLOBALFOUNDRIES Dresden Module One Holding GmbH	Germany	X	X	X
GLOBALFOUNDRIES Dresden Module One LLC & Co. KG	Germany	X	X	X
GLOBALFOUNDRIES Dresden Module Two LLC & Co. KG	Germany	X	X	X
GLOBALFOUNDRIES Dresden Module Two Holding GmbH	Germany	X	X	X
GLOBALFOUNDRIES Management Services LLC & Co. KG	Germany	X	X	X
Advanced Mask Technology Center GmbH & Co. KG (50%)	Germany	X	X	X
Maskhouse Building Administration GmbH & Co. KG (50%)	Germany	X	X	X
Advanced Mask Technology Center Verwaltungs GmbH (50%)	Germany	X	X	X
Maskhouse Building Administration Verwaltungs GmbH (50%)	Germany	X	X	X
GLOBALFOUNDRIES Europe Sales & Support GmbH	Germany	X	X	X
GLOBALFOUNDRIES Engineering Private Limited	India	X	X	X
Tagore Technology Private Limited	India	X	N/A	N/A
GLOBALFOUNDRIES Japan Ltd.	Japan	X	X	X
GLOBALFOUNDRIES Malaysia Sdn. Bhd.	Malaysia	X	X	X
GLOBALFOUNDRIES Netherlands Cooperatief U.A.	The Netherlands	X	X	X
GLOBALFOUNDRIES Netherlands Holding B.V.	The Netherlands	X	X	X
GLOBALFOUNDRIES Bulgaria EAD	Bulgaria	X	X	X
GF Asia Investments Pte. Ltd.	Singapore	X	X	X
GF Asia Sales Pte. Ltd.	Singapore	X	X	X
GLOBALFOUNDRIES Singapore Pte. Ltd.	Singapore	X	X	X
GLOBALFOUNDRIES Taiwan Ltd.	Taiwan	X	X	X
GLOBALFOUNDRIES Europe Ltd.	United Kingdom	X	X	X
GA (Chengdu) Technology Co., Limited	China	X	X	X
GLOBALFOUNDRIES China (Beijing) Co., Limited	China	X	X	X
GLOBALFOUNDRIES China (Shanghai) Co., Limited	China	X	X	X
Related parties represent associated companies, MIC, directors and key management personnel of the Company and entities controlled, or significantly influenced by such parties. Pricing policies and terms of these transactions are approved by the Audit, Risk and Compliance Committee or the Company’s management, as applicable.

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
Below are the related parties which the Company has entered into transactions with:

	December 31, 2024	December 31, 2023
Related Party Name
Silicon Manufacturing Partners Pte Ltd. ("SMP")	Joint venture	Joint venture
MIC	Shareholder entity	Shareholder entity
MTIC	Shareholder entity	Shareholder entity
MDC General Services Holding Company LLC	Shareholder entity	Shareholder entity
Mamoura Holdings (US) LLC	Shareholder entity	Shareholder entity
Balances with related parties included in the consolidated statements of financial positions are as follows:

	December 31, 2024		December 31, 2023
(in millions)	Due from Related Parties	Due to Related Parties	Due from Related Parties	Due to Related Parties
SMP	$9	$12	$12	$10
MDC General Services Holding Company LLC	—	4	—	—
Mamoura Holdings (US) LLC	—	4	—	—
Total(1)	$9	$20	$12	$10
(1)The total amounts of $9 million and $12 million due from related parties as of the years ended December 31, 2024 and 2023, respectively, have been included in receivables, prepayments and other assets (see Note 6. Receivables, Prepayments and Other Assets). The total amounts of $20 million and $10 million due to related parties’ balance for the years ended December 31, 2024 and 2023, respectively, have been included in trade and other payables (see Note 11. Trade Payables and Other Liabilities).
The following table presents the related party transactions included in the consolidated statements of operations:

(in millions)	December 31, 2024	December 31, 2023	December 31, 2022
Purchases and recharges from:
SMP(1)	$52	$61	$60
Total	$52	$61	$60

Other transactions with:
SMP (reimbursement of expenses and contribution of tools)	$53	$61	$52
MDC General Services Holding Company LLC (recharge of expenses)	4	5	—
Mamoura Holdings (US) LLC (consulting service fees)	8	—	—
Total	$65	$66	$52
(1)Purchases from SMP were primarily comprised of wafers.
Terms and Conditions of Transactions with Related Parties
Outstanding balances at the year-end are unsecured, interest free, repayable on demand and settlement occurs in cash. The Company has not recorded any allowance relating to amounts owed by related parties for the years ended December 31, 2024 and 2023. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates. See Note 31 Equity for additional related party transactions.
Compensation of Key Management Personnel
The compensation of key management personnel during the following years were as follows:

(in millions)	2024	2023	2022
Chief Executive Officer, Chief Financial Officer, Chief Business Officer, Chief Operating Officer
Short-term benefits(1)	$11	$9	$5
Share-based payments(1)	27	21	19
Board of Directors	4	3	5
Total	$42	$33	$29

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
(1) For the years ended December 31, 2024 and December 31, 2023, the amounts include short-term benefits and share-based payments for the Chief Business Officer and Chief Operating Officer.
29.Financial Risk Management Objectives and Policies
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
The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. There are no regulatory-imposed requirements on the level of share capital which the Company is required to maintain.
The Company monitors capital using a gearing ratio, which is net debt divided by total capital plus net debt. The Company’s policy is to keep the gearing ratio within a range to meet the business needs of the Company.
The Company includes within net debt, interest bearing loans and borrowings and obligations under leases, less bank balances, cash and marketable securities. Capital includes total equity including non-controlling interests less cumulative changes in fair value.
The Company’s interest-bearing loans and borrowings have certain financial covenants. Restrictive covenants in the Company’s credit facilities may prevent the Company from pursuing certain transactions or business strategies, including by limiting the Company’s ability to, in certain circumstances:
•incur additional indebtedness
•pay dividends or make distributions
•acquire assets or make investments outside of the ordinary course of business
•sell, lease, license, transfer or otherwise dispose of assets
•enter into transactions with the affiliates
•create or permit liens
•guarantee indebtedness
•engage in certain extraordinary transactions
As of December 31, 2024, the Company is in compliance with the financial covenants.
Risks Arising from Financial Instruments—The main risks arising from the Company’s financial instruments are market risk (including foreign currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk. The Board of Directors reviews and approves policies for managing each of these risks which are summarized below.
Market Risk—Market price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise: interest rate risk, foreign currency risk and commodity price risk.
Commodity Risk— Although the Company operates facilities that consume commodities, the Company’s exposure to commodity price risk is not material. The Company has established forecasted transaction risk management programs to protect against fluctuations in commodity prices and may use commodity derivatives contracts, such as commodity swaps, in these hedging programs. However, in countries where there is increased dependency on imported energy, the potential for unexpected supply-driven price spikes in the short term exists. Our hedging programs generally protect us against short-term spikes in prices due to higher near-term minimum and maximum hedging requirements. In addition, the Company has sourcing plans in place that are designed to mitigate the risk of a potential supplier concentration for its key commodities.
Interest Rate Risk—The Company’s exposure to market risk for changes in interest rates relates primarily to interest-earning financial assets and interest-bearing financial liabilities. The Company’s interest-earning financial assets are mostly highly liquid investments and include money market funds, marketable securities and time deposits. As these financial assets have weighted-average maturity of less than one year, the Company’s exposure to interest risk is not material. The Company’s interest-bearing financial liabilities include fixed and floating rate loans and lease obligations. Floating rate loans bear interest at Base Rate or SOFR or EURIBOR plus a fixed premium. The Company uses pay-fixed / receive-float interest rate swaps to protect itself against adverse fluctuations in interest rates and to reduce its exposure to variability in cash flows from forecasted interest payments on its floating-rate debt facility to the extent that it is practicable and cost effective to do so.

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
Cash Flow Sensitivity Analysis for Variable Rate Instruments—Net income (loss) in the consolidated statements of operations is sensitive to the effects of the assumed changes in interest rates on the Company’s net income (loss) for one year, based on the floating rate financial liabilities held on December 31, 2024, after taking into account interest rate hedges.
A hypothetical change in benchmark interest rates of 10% from current rates would not have a material impact on the consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022, after taking into account interest rate hedges.
Foreign Currency Risk—As a result of foreign operations, the Company has non-US-dollar denominated costs, assets and liabilities, primarily denominated in the EUR, JPY and SGD. Unfavorable movements in foreign exchange rates could cause foreign currency denominated expenses to increase as a percentage of net revenue, affecting the Company’s profitability and cash flows. The Company uses foreign currency forward contracts to reduce exposure to foreign currency fluctuations from its foreign currency denominated expenditures. The Company may also economically hedge foreign currency risk related to its non-US-dollar denominated assets and liabilities with currency forward contracts.
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
A hypothetical 10% change in the relative value of the U.S. dollar to other currencies would not have a material impact on the consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022, after taking into account foreign currency hedges.
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
The Company’s ten largest customers account for approximately 80% and 79% of the outstanding trade receivables balance as of December 31, 2024 and 2023, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.
Exposure to Credit Risk—The carrying amount of financial assets represents the assets’ maximum credit exposure.
The aging of financial assets including trade receivables is as follows:

			Past Due but Not Impaired
(in millions)	Total	Neither Past Due Nor Impaired	< 30 Days	31-90 Days	91-120 Days	Greater than 120 Days
December 31, 2023	$2,785	$2,651	$127	$7	$—	$—
December 31, 2024	$3,322	$3,263	$51	$1	$7	$—
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

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
The following table summarizes the maturity profile of the Company’s financial liabilities:

(in millions)	Carrying Value	Contractual Cash Flows	1 Year or Less	2 to 5 Years	Greater than 5 Years
December 31, 2023
Loans and borrowings	$2,372	$2,558	$575	$971	$1,012
Lease obligations	382	521	44	194	283
Derivative liabilities	56	56	42	14	—
Trade payables and other liabilities	1,438	1,438	1,354	55	29
Total	$4,248	$4,573	$2,015	$1,234	$1,324
December 31, 2024
Loans and borrowings	$1,806	$1,967	$755	$416	$796
Lease obligations	514	666	110	206	350
Derivative liabilities	62	62	54	8	—
Trade payables and other liabilities	1,353	1,353	1,112	222	19
Total	$3,735	$4,048	$2,031	$852	$1,165
In preparing the maturity profile, undiscounted interest payments are calculated based on contractual interest rates where these are fixed, or in the case of discounted liabilities for leases, based on the interest rate implicit in the financing arrangement. For variable interest arrangements, undiscounted payments are determined based on the interest rate prevailing at the reporting date.
Assets and Liabilities Measured at Fair Value—The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:
Level 1—observable inputs such as quoted prices in active markets for identical assets or liabilities
Level 2—inputs other than quoted prices in active markets in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar assets or liabilities that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability
Level 3—unobservable inputs for which little or no market data exists, therefore requiring management judgment to develop the Company’s own models with estimates and assumptions
Cash Equivalents—Cash equivalents include investments in government obligation-based money market funds, other money market instruments and interest-bearing deposits with initial or remaining terms of three months or less. The fair value of cash equivalents approximates its carrying value due to the short-term nature of these instruments.
Marketable Securities—Marketable securities utilizing Level 1 and Level 2 inputs include U.S. Treasury Securities, U.S. Government Sponsored Enterprises, floating rate securities, money market mutual funds, corporate debt instruments and other Notes, bonds or debt securities issued by non-U.S. sovereign or multilateral entities, as these securities all have quoted prices in active markets.
For assets and liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. Foreign currency forward contracts are classified within Level 2. The fair values of foreign currency forward contracts are determined using quantitative models that require the use of multiple market inputs, including interest rates, prices and maturity dates to generate pricing curves, which are used to value the positions. The market inputs are generally actively quoted and can be validated through external sources. For foreign currency forward contract asset and liability positions with maturity dates which fall between the dates of quoted prices, interpolation of rate or maturity scenarios are used in determining fair values. During the years ended December 31, 2024 and 2023, there were no transfers between Level 1, 2 and Level 3 fair value measurements.

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
Financial Instruments Measured at Fair Value on a Recurring Basis
The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis:

	Fair Value Measurement at Reporting Date Using

(in millions)	Total	Quoted Prices Identical Assets / Liabilities (Level 1)	Significant Other Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2023
Assets:
Cash equivalents(1)	$1,897	$1,626	$271	$—
Investments in equity instruments(2)	$19	$—	$—	$19
Investment in marketable securities(3)	$1,501	$1,189	$312	$—
Derivatives(4)	$132	$—	$132	$—

Liabilities:
Derivatives(4)	$56	$—	$56	$—

December 31, 2024
Assets:
Cash equivalents(1)	$1,174	$1,174	$—	$—
Investments in equity instruments(2)	$25	$—	$—	$25
Investments in marketable securities(3)	$2,033	$537	$1,496	$—
Derivatives(4)	$68	$—	$68	$—

Liabilities:
Derivatives(4)	$62	$—	$62	$—
(1)Included in cash and cash equivalents on the Company’s consolidated statements of financial position.
(2)Included in current and non-current receivables, prepayments and other assets on the Company’s consolidated statements of financial position.
(3)Consists of investments in marketable debt securities such as government, agency, and corporate bonds. Included in current and non-current marketable securities on the Company’s consolidated statements of financial position.
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
Financial Instruments Not Recorded at Fair Value on a Recurring Basis
Financial instruments not recorded at fair value on a recurring basis include non-marketable equity securities measured at cost, and grants receivable, loans receivable, lease obligations and the current and non-current portions of the Company’s long-term debt which are measured at amortized cost.
The following shows the carrying and fair values of the Company’s financial liabilities at amortized cost (“FLAC”) not recorded at fair value on a recurring basis. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

(in millions)		December 31, 2024		December 31, 2023
Financial Liability	Category	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Other long-term debt	FLAC	$1,806	$1,736	$2,372	$2,319
Total		$1,806	$1,736	$2,372	$2,319

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements
Estimated fair values of loans and borrowings is based on quoted prices for similar liabilities for which significant inputs are observable and represents a Level 2 valuation. The fair values are estimated based on the type of loan and maturity. The Company estimates the fair value using market interest rates for the Company’s debts with similar maturities.
30.Commitments and Contingencies
Commitments—The Company’s unconditional purchase commitments are as follows:

(in millions)	December 31, 2024	December 31, 2023
Contracts for capital expenditures	$635	$1,136
Total	$635	$1,136
Due within the next 12 months	$434	$349
In addition to the above, the Company obtained letters of credit to primarily guarantee payments for utility supplies and foreign statutory payroll related charges. The Company has obtained letters of credit of $30 million and $23 million at December 31, 2024 and 2023, respectively, and bank guarantees of $99 million and $54 million at December 31, 2024 and 2023, respectively.
In connection with a joint venture between a subsidiary of the Company and Lucent Technologies Inc. (“Lucent”), in 1998 the Company and Lucent entered into a patent cross license agreement. Pursuant to a provision of the agreement providing for an offset of payment for royalties in exchange for the Company providing wafer capacity flexibility to Lucent, no royalty payments by the Company have been due or paid to Lucent. The patent license agreement was to continue for as long as the joint venture agreement between the Company and Lucent existed.
The Company has been engaged in litigation with International Business Machines Corporation (“IBM”) since 2021 regarding certain breach of contract, trade secrets and intellectual property claims. This litigation has been resolved pursuant to a settlement agreement between the parties announced on January 2, 2025 (see Note 34. Subsequent Event).
The Company has determined that due to the complexity of calculation of the advanced manufacturing investment credit under the Internal Revenue Code Section 48D, and uncertainties regarding compliance with program conditions, it is probable that a portion of the Income Tax Credit (“ITC”) computed and claimed in the United States may be repayable. Management’s recorded its best estimate of the amount of the ITC that may be repayable totaling $31 million as of December 31, 2024. The amount of the reserve may change depending on future assessments by tax authorities.
31. Equity
On May 22, 2024, the Company announced a share repurchase of 3.9 million ordinary shares from MTIC, a majority shareholder, at the price of $50.75 per share, for an aggregate purchase amount of $200 million. We completed the share repurchase on May 28, 2024.
On May 28, 2024, our Board of Directors resolved to cancel the 3.9 million shares.
32.Operating Segments Information
(a)Operating segments, segment revenue, operating results
The Company’s chief operating decision-maker is the Company’s Chief Executive Officer who makes resource allocation decisions and assesses performance based on financial information presented on a consolidated basis. There are no segment managers who are held accountable by the chief operating decision-maker, or anyone else, for operations, operating results and planning for levels or components below the consolidated unit level. Accordingly, the Company has determined that the Company has a single reportable segment and operating segment structure.
(b)Revenue based on customers’ headquarters and non-current assets by geography were as follows:

	Year ended December 31,
Revenue by Geography	2024	2023	2022
(in millions)
United States	$3,713	$4,262	$4,898
Europe, the Middle East and Africa	1,423	1,533	1,182
Other	1,614	1,597	2,028
Total	$6,750	$7,392	$8,108

GlobalFoundries Inc.
Notes to the Consolidated Financial Statements

	As of December 31,
Non-current Assets by Geography	2024	2023
(in millions)
United States	$3,575	$4,738
Germany	2,289	2,400
Singapore	3,975	3,801
Other	301	457
Total	$10,140	$11,396
Non-current assets include property, plant and equipment, right-of-use assets, intangible assets, investments in joint venture and associates, restricted cash, marketable securities and receivables, prepayments and other assets.
33.Customer And Supplier Concentration
Significant customers and suppliers are those that account for greater than 10% of the Company’s revenue and purchases in any of the years presented.
The Company earned a substantial portion of revenue from two customers in 2024, 2023 and 2022: Customer A amounted to 16%, 17% and 16% of total wafer revenue, respectively and Customer B amounted to 11%, and less than 10% for 2023 and 2022 of total wafer revenue respectively. As of December 31, 2024 and 2023, the amounts due from Customer A included in accounts receivable were $176 million and $237 million, respectively and the amounts due from Customer B included in accounts receivable was $145 million and $0.1 million, respectively. The loss of the significant customers or the failure to attract new customers could have a material adverse effect on the Company’s business, results of operations and financial condition.

	Year ended December 31,
Revenue by Major Customer	2024		2023		2022
(in millions)	Amount	%	Amount	%	Amount	%
Customer A	$1,061	16	$1,279	17	$1,329	16
Customer B	$722	11	$612	8	$590	7
The Company purchased 61%, 63% and 54% of its SOI wafers, a key input into its products, from a single supplier in 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, the net amount due to the supplier was $9 million and $61 million, respectively. Any failure in the supplier’s ability to provide SOI wafers could materially and adversely affect the Company’s results of operations, financial condition, business and prospects.
34.Subsequent Events
On January 2, 2025, the Company and IBM announced that they had entered into a settlement agreement (see Note 30. Commitments and Contingencies) resolving all litigation matters between the two companies, inclusive of breach of contract, trade secrets and intellectual property claims. The terms of the settlement agreement are confidential. As this settlement reflects conditions arising after the reporting date of December 31, 2024, it has been classified as a non-adjusting subsequent event under IAS 10. Management has assessed that the settlement does not have a material impact on the Company’s financial position as of December 31, 2024.
On January 2, 2025, the Company prepaid all of its outstanding loans under the Term Loan A. The total amount of the prepayment was $664 million, comprising all outstanding loans and interest accrued through the date of prepayment. Upon the prepayment, assets pledged as common security under certain of the Company’s senior facilities and the revolving credit facility were irrevocably and unconditionally released in accordance with the terms. The Revolving Credit Facility continues to be available to the Company on an unsecured basis following the release of the common security.

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
4.7†
Materials Supply Agreement, dated April 25, 2017, between GLOBALFOUNDRIES U.S. Inc. and Soitec S.A. (incorporated by reference to Exhibit 10.3 of the Registrant’s Registration Statement on Form F-1 (File No. 333-260003) filed with the SEC on October 4, 2021)

4.8†
Addendum to Materials Supply Agreement, dated November 2, 2020, between GLOBALFOUNDRIES U.S. Inc. and Soitec S.A. (incorporated by reference to Exhibit 10.4 of the Registrant’s Registration Statement on Form F-1 (File No. 333-260003) filed with the SEC on October 4, 2021)

4.9†
Amended and Restated Exhibit 3 to the Long Term Addendum, dated July 1, 2021, between GLOBALFOUNDRIES U.S. Inc. and Soitec S.A. (incorporated by reference to Exhibit 10.5 of the Registrant’s Registration Statement on Form F-1 (File No. 333-260003) filed with the SEC on October 4, 2021)

4.10†
Amendment #1 to the Amended and Restated Exhibit 3 to the Long Term Addendum, dated September 11, 2017 between GLOBALFOUNDRIES U.S. Inc. and Soitec S.A. (incorporated by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F (File No. 001-40974) filed with the SEC on April 14, 2023)

4.11†
2023 Addendum to Materials Supply Agreement, dated November 10, 2022, between GLOBALFOUNDRIES U.S. Inc. and Soitec S.A. (incorporated by reference to Exhibit 4.11 of the Registrant’s Annual Report on Form 20-F (File No. 001-40974) filed with the SEC on April 14, 2023)

4.12†
Addendum to Materials Supply Agreement, dated December 14, 2023, between GLOBALFOUNDRIES U.S. Inc. and Soitec S.A. (incorporated by reference to Exhibit 4.12 of Registrant’s Annual Report on Form 20-F (File No.001-40974) filed with the SEC on April 29, 2024)

4.13*†	Addendum to Materials Supply Agreement, dated October 9, 2024, between GLOBALFOUNDRIES U.S. Inc. and Soitec S.A.
4.14
Term Loan Facility Agreement, dated September 3, 2021, between GLOBALFOUNDRIES Singapore Pte. Ltd., the Company and Economic Development Board (incorporated by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form F-1 (File No. 333-260003) filed with the SEC on October 4, 2021)

4.15
2019 Revolving and L/C Facilities Agreement, dated October 18, 2019, between the Registrant and Citibank, N.A., London Branch and DBS Bank Ltd.(incorporated by reference to Exhibit 4.11 of the Registrant’s Annual Report on Form 20-F (File No.001-40974) filed with the SEC on March 31, 2022)

4.16
2020 Amendment Agreement to Revolving and L/C Facilities Agreement, dated November 11, 2020, between Registrant and Bank of America, N.A., Citibank, N.A., DBS Bank Ltd. and JPMorgan Chase Bank, N.A, Intesa Sanpaolo S.p.A., London Branch, Morgan Stanley Senior Funding, Inc., Deutsche Bank AG, ING Bank, Commerzbank AG and Credit Suisse AG, Cayman Islands Branch (incorporated by reference to Exhibit 4.12 of Registrant’s Annual Report on Form 20-F (File No.001-40974) filed with the SEC on March 31, 2022)

4.17
2021 Amendment to Revolving and L/C Facilities Agreement, dated October 13, 2021, between Registrant and Bank of America, N.A., DBS Bank Ltd., Intesa Sanpaolo S.p.A., London Branch, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Citibank, N.A., Deutsche Bank AG, Credit Suisse AG, Cayman Islands Branch, HSBC Bank USA, National Association and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.13 of Registrant’s Annual Report on Form 20-F (File No.001-40974) filed with the SEC on March 31, 2022)

4.18
2023 Amendment Agreement to Revolving and L/C Facilities Agreement dated June 28, 2023, between Registrant and Citibank Europe PLC, UK Branch (incorporated by reference to Exhibit 4.17 of Registrant’s Annual Report on Form 20-F (File No.001-40974) filed with the SEC on April 29, 2024)

50

4.19
Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form F-1 (File No. 333-260003) filed with the SEC on October 4, 2021)

4.20
2023 Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 4.19 of Registrant’s Annual Report on Form 20-F (File No.001-40974) filed with the SEC on April 29, 2024)

8*	List of subsidiaries of Registrant (as of December 31, 2024)
11.1*	Insider Trading Policy
12.1*	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a)
12.2*	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a)
13.1*	Certification pursuant to Rule 13a-14(b)/15d-14(b) and 18 U.S.C. §1350
15.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
15.2*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
97	Compensation Recoupment Policy (incorporated by reference to Exhibit 97 of Registrant’s Annual Report on Form 20-F (File No.001-40974) filed with the SEC on April 29, 2024)
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*    Filed herewith.
†Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit have been omitted by means of marking such portions with asterisks [***] as the identified confidential information is both (i) not material and (ii) is the type that the registrant treats as private or confidential.

51

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLOBALFOUNDRIES Inc.

Date: March 20, 2025	By:	/s/ John Hollister
	Name:	John Hollister
	Title:	Chief Financial Officer

52