Form 20-F
period 2025-12-31
GLOBALFOUNDRIES Inc.
filed 2026-02-27
CIK 1709048

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_________________________
FORM 20-F
_________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Sam Franklin, Chief Financial Officer
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
As of December 31, 2025, 555,888,455 ordinary shares, par value US$0.02 per share, were outstanding.
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
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. Important factors that could cause those differences include, but are not limited to:
•general global economic and geopolitical conditions, including impacts and uncertainty from trade disputes and tariffs on goods imported to the United States (“U.S.”) and goods exported to other countries;
•our ability to manage reduced demand and average selling prices (“ASPs”) in a prolonged inflationary environment;
•the cyclical nature, volatility and seasonality of the semiconductor and microelectronics industry;
•our ability to secure and maintain design wins, particularly single-source design wins, and manage our long-term agreements (“LTAs”);
•our reliance on a small number of customers;
•our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;
•our expectations regarding the anticipated benefits of our acquisitions and our ability to successfully integrate acquired businesses;
•our expectations regarding funding we have received or plan to receive, including awards under the U.S. CHIPS and Science Act and New York State Green CHIPS;
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
•our ability to manage our capacity and production facilities effectively, including through technology transfers between our facilities;
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
Risk Factors Summary
Risks Related to our Business and Industry
•General global economic and geopolitical conditions and related changes in laws and policies governing the terms of foreign trade, and in particular increased trade restrictions, tariffs or taxes on imports, could materially and adversely affect our results of operations, financial condition, business and prospects.
•Reductions in demand and ASPs for our customers’ end products may decrease demand for our products and services and could materially and adversely affect our results of operations, financial condition, business and prospects.
•The cyclical nature and seasonality of the semiconductor industry make us vulnerable to significant and sometimes prolonged economic downturns.
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
•If we are unable to attract customers with our technology and services, respond to fast-changing semiconductor market dynamics or maintain our leadership in product quality, we will become less competitive.
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
•We have increased legal and regulatory requirements, and stakeholder expectations relating to compliance with environmental and responsible business standards, and failure to comply with such requirements on a timely basis could impact our business, operations and financial conditions
•We may not achieve all of the expected benefits of strategic optimization efforts undertaken from time to time, which may have a material adverse effect on our business, operations, financial condition and results of operations.
Risks Related to Manufacturing, Operations and Expansion
•If we are unable to manage our capacity and production facilities effectively, including through technology transfers between our sites, our competitiveness may be weakened.
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
•If we are unable to successfully deploy artificial intelligence (“AI”) and machine learning (“ML”) across our products and services and our business operations and adequately anticipate and keep up with developments in the AI/ML space, we may become less competitive against our peers and we may incur significant costs that do not provide us with commensurate returns.
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
Risks Related to Strategic Transactions
•We have undertaken and may in the future undertake strategic transactions, and such transactions may introduce significant risks and uncertainties, including risks related to executing the transaction, integrating the acquired companies, assets or businesses, or otherwise realizing the anticipated benefits of such transactions, any of which can negatively impact our business.
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
Risks Related to Operating as a Public Company
•Our management has identified material weaknesses in our internal control over financial reporting (“ICFR”) and has concluded that our ICFR was not effective as of December 31, 2025, which may have a material adverse effect on our results of operations and financial condition for future periods.
Risk Factors
Risks Related to our Business and Industry
General global economic and geopolitical conditions and related changes in laws and policies governing the terms of foreign trade, and in particular increased trade restrictions, tariffs or taxes on imports, could materially and adversely affect our results of operations, financial condition, business and prospects.
As part of the semiconductor industry, we rely on a global supply chain and are subject to impacts from political, economic and financial crises and tensions among major trading countries. There have been political and trade tensions among and between a number of the world’s major economies, most notably in our industry between the United States and China, with Taiwan implicated in the tensions, the possible spillover hostilities between Russia and other nearby member nations of the North Atlantic Treaty Organization and the tensions in the Middle East, as well as others. These tensions have resulted in the implementation of trade barriers, including the use of economic sanctions and export control restrictions against certain countries and individual companies.
Since 2022, the United States has increased U.S. export controls and other restrictions on semiconductor manufacturing equipment, AI and advanced computing products and has partnered with other nations to impose similar restrictions. The United States is expected to continue expanding U.S. export controls on certain such products. For example, the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) implemented an interim final rule it rescinded in May 2025, which would have imposed a requirement on us as a Trusted Foundry to ensure physical goods, regardless of the ship to location, are appropriately reported to BIS to track potential diversion of semiconductor chips that enable military and surveillance applications in countries like China. As of January 2026, a replacement rule has yet to be introduced and there has been no indication of expected timing for a replacement rule.
Trade tensions between the United States and China have resulted in U.S. restrictions on China’s access to U.S. commodities, software and technology, and Chinese restrictions against the United States from selling certain U.S.-origin products into China and accessing Chinese-sourced minerals. Additionally, China has implemented measures to promote domestic chip production and reduce reliance on foreign technology, including initiatives such as the "Made in China 2025" program. These developments have impacted our supply chain, the way in which we strategize business growth and scaling in our end markets, and how we compete with our peers in China.
We and our trade partners are subject to U.S. and non-U.S. economic sanctions and export control regimes, which prohibit or restrict dealings with or relating to certain countries, entities, individuals, or activities. Such regulatory programs are subject to significant discretion by governmental authorities and could change rapidly, potentially requiring us to suspend or terminate existing businesses or relationships with little to no notice. Violations of economic sanctions and export control restrictions, even if unintentional (e.g., due to inadvertent administrative error), can result in significant civil and criminal penalties. Additionally, certain violations, even if unintentional or not reasonably known to us at the time of the violation, have constituted or could in the future constitute a breach of covenants in our debt agreements that could result in an event of default under such agreements, which could significantly negatively impact our liquidity and ability to fund our operations. We have in the past inadvertently violated certain of these regulations resulting in warning letters or immaterial penalties, which in turn triggered events of default under certain of our debt agreements. Although our lenders agreed to waive the defaults, there is no guarantee that we will always be able to obtain default waivers if such a breach were to occur again, and any inability to obtain such default waivers in the future following any such breach could materially and adversely affect our results of operations, financial condition, business and prospects.
Tariff rates have fluctuated as the U.S. government negotiates with other countries, and new tariffs are likely, which could impact the Company’s business and financial results. The U.S. government has initiated numerous trade-related investigations in the past year and has announced and imposed tariffs under a variety of legal authorities. In January 2026, following completion of one such investigation relating to the semiconductor industry, the President issued a Proclamation imposing 25% additional tariffs on limited advanced computing chips and certain derivative products. Although we do not believe our business is currently implicated by the new tariffs, the Proclamation contemplates continued negotiations with other countries in early 2026 to mitigate the national security effects of such imports, which could result in the imposition of additional tariffs targeting the semiconductor industry. The ultimate impact of the tariffs and other foreign trade-related restrictions and any future tariffs will depend on various factors, including the scope of tariffs and other restrictions, any retaliatory actions taken by foreign governments to the tariffs, and ongoing legal challenges to U.S. tariffs. If we cannot find ways to mitigate the potential impacts of these tariffs and other restrictions successfully or in a timely manner, these additional tariffs and restrictions could have a significant impact on our business and operating results, specifically due to actions imposed on China and any potential tariffs that may be imposed on Europe, where GF has significant business operations. Although we have historically relied on the benefits afforded under the Information Technology Agreement (“ITA”), which is enforced by the World Trade Organization and eliminates general tariffs on certain information and communication technology products, there is no guarantee that the ITA can be relied upon to obtain duty-free status for products that are otherwise subject to the additional special tariffs proposed by the U.S. administration.
Any increase in the use of economic sanctions, export control restrictions or retaliatory state actions to target certain countries, industries and/or companies could increase compliance and operating costs, impact our ability to continue supplying products and services to customers and our customers’ demand for our products and services, and could disrupt semiconductor supply chains. We have manufacturing facilities and sales and marketing channels and information technology design and other support services in the United States, Europe, and Singapore, as well as Japan, India, Taiwan and China. Our operations rely upon a supply chain that is highly distributed, and any disruption or trade tensions impacting our supply chain could significantly and adversely impact our ability to obtain critical components and supply our customers with products. Additionally, the ongoing conflict between Russia and Ukraine created uncertainty regarding supply of materials needed for our operations (including natural gas) in Europe where we have manufacturing operations, while conflict in the Middle East has disrupted shipping through the Red Sea, which could cause shipping delays and increase costs for materials needed for our operations.
If we are not able to find new ways to win new customers, continue to develop and innovate in spite of the trade and related restrictions imposed on us, and successfully compete with our peers in the semiconductor industry, our business and prospects and financial condition could be materially impacted.
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
Reductions in demand and ASPs for our customers’ end products may decrease demand for our products and services and could materially and adversely affect our results of operations, financial condition, business and prospects.
The substantial majority of our revenue is derived from customers who use our products in intelligent and highly connected devices in markets such as Smart Mobile Devices, Home and Industrial internet of things (“IoT”), Communications Infrastructure & Data Center, and Automotive. A deterioration or a slowdown in the growth of such end markets, due to, among other things, a potential recession and/or prolonged inflation, resulting in a substantial decrease in the demand for overall global semiconductor foundry services, including our products and services, could adversely affect our revenue and profit margins. Demand for semiconductors used in AI and ML applications may be volatile and difficult to forecast. We may allocate capital and fab capacity to such products that subsequently experience rapid obsolescence, oversupply, or reduced customer demand. If demand for AI-related products declines or shifts to process technologies we do not manufacture, our revenues and margins could be adversely affected, and we may incur impairment or underutilization charges. Semiconductor manufacturing facilities require substantial investment to construct and are largely fixed-cost assets once they are in operation. Because we own our manufacturing facilities, a significant portion of our operating costs are fixed. In general, these costs do not decline when customer demand or our shipment utilization rate drops, and thus declines in customer demand, among other factors, may significantly decrease our profit margins. Our costs may also increase as a result of, among other things, inflation, which may have a greater impact on our profit margins than ASPs. In the past, there have been periods of sustained decline in ASPs of our customers’ end products and applications, and such periods have sometimes coincided with periods of economic volatility, including recessions. A return to historical trends could place downward pressure on the prices of the components, including our products, that go into such end products and applications. If ASPs decline, potentially due to a recession, and our cost reduction programs and actions do not offset the decrease or our costs increase due to inflation or otherwise and are not offset by an increase in ASPs, our results of operations, financial condition, business and prospects may be materially and adversely affected.
The cyclical nature and seasonality of the semiconductor industry make us vulnerable to significant and sometimes prolonged economic downturns.
The semiconductor industry has exhibited cyclicality in the past and, at various times, has experienced downturns from time to time, as a result of global economic conditions as well as industry-specific factors, including inventory corrections, excess capacity, price volatility in raw materials and other inputs, and changes in end-customer preferences. Fluctuations in our customers’ demand drive significant variations in order levels for our products and services and can result in volatility in our revenue and earnings. Also, increases in inflation rates or fluctuations in cross border expenses in the markets in which we operate, as we have experienced in recent years, may affect our business by increasing costs of our manufacturing inputs and by decreasing demand for our customers’ products. Increases in inflation rates in the markets in which we operate may lead us to experience higher costs related to labor, energy, water, transportation, research and development, wafer and other raw materials costs from suppliers. Because our business is, and will continue to be, largely dependent on the requirements of both consumer and industrial high-end technology product suppliers for our services, downturns in this broad industry will likely lead to reduced demand for our products and services.
Demand for our customers’ end products is affected by seasonal variations in market conditions that contribute to the fluctuations of demand and prices for semiconductor services and products. The seasonal sales trends for semiconductor services and products closely mirror those for automotive, consumer electronics, communication and computer sales. These seasonal variations, and seasonal variation changes that we cannot anticipate, may result in increased volatility in our results of operations and could materially and adversely affect our results of operations, financial condition, business and prospects.
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
In past years, and especially during peak periods of demand when global supply is tight, we were able to sell reserved production capacity through LTAs as opposed to shorter contracts or via more traditional purchase order based contracts. In light of current demand dynamics, our ability to enter into LTAs has diminished, and the focus of our commercial operations has shifted to building a wider funnel of potential customers across a breadth of end markets, aiming to secure more single-sourced design wins.
Notwithstanding this shift in industry dynamics, we continue to have significant existing LTAs, which continue to be an important part of our strategy, for certain longer term, more durable end markets, such as automotive.
Entering into LTAs to secure supply contractually is subject to certain risks, which can be magnified in the case of unpredictable market demand, including: customers defaulting on their obligations to us, which may include significant payment obligations and customers seeking to renegotiate key terms of their contracts, such as pricing and specified volume commitments, in the event market conditions change during the contract term. Against the current backdrop of macroeconomic and geopolitical uncertainty, some customers under LTAs have requested to adjust their demand outlook downward and have sought renegotiation of their LTAs. We have renegotiated a number of LTAs with certain of our customers, including in 2025, as a result of which some of our LTAs now have longer commitment periods over which the customer may purchase the same volume as originally negotiated, and some of our LTAs have lower pricing or volume commitments than originally negotiated. We expect a more limited number of these discussions to continue into 2026. We also face the risk that we may be unable to extend contracts when they expire and cannot backfill with additional customer demand. If we are unsuccessful in preserving the economic benefits of our existing LTAs in negotiations with our customers and we are unable to backfill that demand with customers through our design awards process, such re-negotiations could lead to a reduction of our revenue and long-term outlook.
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
We have been largely dependent on a small number of customers for a substantial portion of our revenue. Our ten largest customers in 2025, 2024 and 2023 accounted for approximately 63%, 65% and 72% of our wafer shipment volume, respectively. We expect that a significant portion of our revenue will continue to come from a relatively limited number of customers. We cannot assure you that our revenue generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from, significant changes in scheduled deliveries to, or a decrease of products and services sold to, any of these customers could significantly reduce our revenue. In addition, a significant portion of our revenue is derived from specialty technologies serving the automotive and industrial end markets. Economic downturns, changes in customer demand for electric vehicles, reductions in government subsidies, or technological shifts in these markets could reduce demand for our products. Because of our concentration in these sectors, such downturns may disproportionately affect the results of our operations compared to our peers.
We rely on a complex silicon supply chain and breakdowns in that chain could affect our ability to produce our products and could materially and adversely affect our results of operations, financial condition, business and prospects.
We rely on a small number of suppliers for wafers, which is a key input into our products. In particular, only a limited number of companies in the world are able to produce silicon-on-insulator (“SOI”) wafers. If there is an insufficient supply of wafers, particularly SOI wafers, to satisfy our requirements, we may need to limit or delay our production, which could materially and adversely affect our results of operations, financial condition, business and prospects. If our limited source suppliers and suppliers for wafer preparation were to experience difficulties that affected their manufacturing yields or the quality of the materials they supply to us, it could materially and adversely affect our results of operations, financial condition, business and prospects. In order to secure attractive pricing, we have undertaken purchases of raw wafers from multiple suppliers ahead of customer demand, risking the build up of excess inventory. If we are unable to obtain 300mm SOI wafers from Soitec S.A. (“Soitec”), our primary supplier, for any reason, we expect that it would take us an extended period to find a replacement supplier on commercially acceptable terms. In 2025, Soitec accounted for approximately 71% of our SOI wafer spend. While we are in the process of developing relationships with alternate suppliers, we do not expect to be able to acquire a significant amount of SOI wafers from those suppliers in the near term, and there is no assurance that we will ever be able to do so.
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
If we are unable to attract customers with our technology and services, respond to fast-changing semiconductor market dynamics or maintain our leadership in product quality, we will become less competitive.
The semiconductor industry and the technologies it brings to market are constantly being created and evolving. We primarily compete by developing process technologies that incorporate increasingly higher performance and advanced features, offering increasing functionality depending upon the customer’s application requirements, and we have recently completed strategic transactions to gain the capability to offer our customer custom silicon design and other semiconductor-related services. If we do not anticipate changes in technology requirements and our customers’ demands or fail to rapidly develop new and innovative solutions to meet those demands, we may not be able to provide foundry or design and engineering services on competitive terms with respect to capability, cost, schedule or volume manufacturing capacity. There is a risk that our competitors may successfully adopt new or more differentiated technology before we do, resulting in us losing design wins (including in cases in which we have expended significant resources to pursue design wins) and market share. If we are unable to continue to offer differentiated services and processes on a competitive and timely basis, we may lose customers to competitors providing similar or better technologies.
Some of our customers may alter their process technology roadmaps and adopt single-digit nanometer manufacturing technologies (e.g., 3nm, 5nm, 7nm) faster than their original plans. Some original equipment manufacturers may develop their own in-house application-specific ICs, cut out the fabless GF customer and adopt a different foundry strategy. Nearly all of our customers already maintain their own semiconductor design capability, and they may choose to leverage those design resources instead of utilizing our services. If this happens and we are unable to offset with additional revenue from existing and new customers in the technology offerings and services we do provide, our results of operations, financial condition, business and prospects may be materially and adversely affected.
A key differentiator in the marketplace is to significantly reduce the time in which differentiated technology products or services are launched into the market. If we are unable to meet the shorter time-to-market requirements of our customers, fail to impress them with our newer feature sets or differentiated technology solutions, are unable to allocate or develop new production capacity to meet those customers’ demands in a timely manner, or fail to anticipate their demand for our services, we risk losing their business and not generating the market adoption needed to pay for our development efforts. These factors have also been intensified by the shift of the global technology market to consumer-driven products and increasing concentration of customers and competition. Further, the increasing complexity of technology also imposes challenges for achieving expected product quality, cost and time-to-market expectations. If we fail to maintain quality, it may result in loss of revenue and additional cost, as well as loss of business or customer trust. If we are unable to meet the expected production yields of a new technology, we will not be able to meet the expected costs of that technology. In addition, the market prices for technology and services tend to fall over time, except in times of extreme supply shortage. As a result, if we are unable to offer new differentiated services and processes on a competitive and timely basis, we may need to decrease the prices that we set for our existing services and processes. If we are unable to innovate new and differentiated technologies and bring them to a cost-competitive volume manufacturing scale that meets the demand of our customers, we may become less competitive and our revenue and margins may decline significantly.
External risks also exist that can impact our position as a technology leader. Differentiated technology offerings may rely upon unique or specialized materials as compared to our competitors, including specialized wafers upon which some of our technologies are currently manufactured, raw materials for wafer fabrication, and materials used in the packaging of ICs to enable them to be used in the end products. A disruption in the availability or quality of these raw materials, as well as a significant increase in the price of these new or unique materials during technology development can have a variety of negative impacts. These impacts include increased time-to-market, decreased quality of finished goods or increased cost of finished goods in the marketplace. Similarly, our technology roadmap relies on externally sourced design tools, intellectual property, component circuit designs and other resources that enable us to offer differentiated design services and allow our end customers to more readily realize their products in our technologies. Disruption or delays in our ability to obtain those resources may impair our ability to compete effectively and serve our customers.
The rapidly changing nature of advanced semiconductor technology can also culminate in the emergence of highly disruptive or unconventional design and manufacturing technologies and new disruptive solutions using existing technologies, which can create a rapid inflection point leaving those on a conventional technology roadmap path at a significant disadvantage and unprepared to react in a timely manner.
Overcapacity in the semiconductor industry, including prolonged periods of overcapacity beyond the periodic cyclical periods of overcapacity, could have a material adverse effect on our revenue, earnings and margins.
The prices that we can charge our customers for manufacturing services are significantly related to the overall worldwide supply of integrated circuits (“ICs”) and semiconductor products. The overall supply of semiconductors is based in part on the capacity of other companies, which is outside of our control. For example, we and some other companies, including IDMs and competitors with access to material government support, have announced and/or implemented plans to increase capacity expenditures. As IDMs expand internal capacity to service internal production needs, the demand from those companies for foundry services from us and other pure-play foundries may be negatively impacted as they service a higher percentage or all of their production requirements. In addition, the increased capacity and internal production. especially for prolonged periods, may allow those IDMs to more effectively compete with pure-play foundry customers in certain markets, including our customers, resulting in lower demand for pure-play foundry services in markets we serve. For example, as an IDM adds internal capacity, if it is successful in securing market share from competitors that utilize pure-play foundry services, the overall market we serve could be negatively impacted, which could result in a material and adverse effect to our results of operations, financial condition, business and prospects.
In addition, in periods of industry overcapacity, the Company may have aged construction in progress due to equipment that may not be installed until customer demand recovers. The Company has in the past faced and in periods of overcapacity will continue to face the risk of potential future impairment charges if demand does not recover in a timely manner. For a discussion of risks related to China’s domestic capacity expansion, see Item 3. Key Information — D. Risk Factors – Risk Factors – Risks Related to our Business and Industry - Strong government support in China for their domestic capacity expansion, combined with strained economic relations with that country, could lead to underutilization or significant ASP erosion for our fabs. In periods of overcapacity, if we are unable to offset the adverse effects of overcapacity through, among other things, our technology and product mix, we may have to lower the prices we charge our customers for our products and services and/or our average cost per wafer could increase given the high fixed cost nature of our industry. Such actions could reduce our margin and profitability and weaken our financial condition and results of operations. We cannot give any assurance that an increase in the demand for foundry services in the immediate and short-term will not lead to overcapacity in the future, which could materially and adversely affect our results of operations, financial condition, business and prospects.
If we are unable to compete effectively with other sophisticated players in the highly competitive foundry segment of the semiconductor industry, we may lose customers and our profit margins and earnings may decrease.
We believe the foundry market is comprised of five major foundries (including four scaled pure-play foundries) that accounted for the vast majority of worldwide foundry revenue in 2025. We define a scaled pure-play foundry as a company that focuses on producing ICs for other companies, rather than those of its own design, with more than $3 billion of annual foundry revenue. Key competitors include Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”), United Microelectronics Corporation (“UMC”) and Semiconductor Manufacturing International Corporation. We also compete with the foundry operation services of some IDMs, such as Texas Instruments, Inc. (“Texas Instruments”), Samsung Electronics Co., Ltd. (“Samsung”) and, more recently, Intel. IDMs principally manufacture and sell their own proprietary semiconductor products but may also offer foundry services. Other smaller dedicated foundry competitors include HuaHong Group, X-FAB Silicon Foundries, Tower Semiconductor Ltd., Vanguard International Semiconductor Corporation, and Powerchip Semiconductor Manufacturing Corporation. Some of our competitors may offer more advanced or differentiated technologies than we do and some have greater access to capital and substantially greater production capacity, research and development (“R&D”), marketing and other resources, including access to government subsidies and economic stimulus (including protective demand-side measures), than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.
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
TSMC, Samsung, Intel, Texas Instruments and others have commenced construction or initiated plans to develop new fabs and substantially increase their manufacturing capacity in the United States, and other competitors may seek to do likewise. Similarly, our competitors are developing or seeking to develop new fabs in Europe and Singapore (including TSMC and UMC in Dresden, Germany, and Singapore, respectively) and substantially increase their manufacturing capacity. Such expansions may increase the attractiveness of our competitors to customers who wish to utilize fabs located in the United States or Europe, use geographically dispersed suppliers or mitigate risks posed by geopolitical tensions and export controls. Further, it may lead to increased competition for funding and talent in those jurisdictions. This increased competition could materially and adversely affect our results of operations, financial condition, business and prospects.
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
Subject to market requirements and customer demand as well as receipt of expected government funding, among other factors, GF plans to invest more than $16 billion over the next 10 or more years across our Fab 8 facility and our Fab 9 facility. There is no guarantee at this time as to when or if GF will complete the work and how (or to what degree) the total $16 billion investment will be allocated to each year over the next 10 or more years (or that the total amount actually invested will be $16 billion or more). GF has announced plans to execute such investments through public-private partnerships with support from the federal and state governments, but such plans are subject to GF receiving such support in the manner and on the timelines expected, and may be subject to change. There can be no assurance these projects will not be delayed or otherwise impacted if we are unable to secure the funding we expect. In the event we have invested a substantial portion of our expected $16 billion into these projects and we are not able to receive the governmental funding described above (or if they seek to recover any subsidies or grants from us), these projects may be indefinitely delayed until we can secure sufficient funding to complete them, and we may not see returns on our $16 billion investment until we do. See the following Risk Factor for more details.
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
As is the case with other large semiconductor companies, we receive subsidies and grants from governments in certain countries and regions in which we operate. In response to increased geopolitical tensions, national security and supply chain concerns, the United States and the European Union have implemented new semiconductor industry incentive programs. For example, the United States enacted the Creating Helpful Incentives to Produce Semiconductors for America and Science Act of 2022 (the “CHIPS and Science Act”) and the European Union approved the European Chips Act in 2023 (see also Note 3. Summary of Material Accounting Policies to our Annual Consolidated Financial Statements). These programs represent significant new sources of government funding for capital and R&D investment for our industry, that we and various participants in our industry plan to benefit from. The CHIPS and Science Act provided for a 25% investment tax refund and appropriated $52 billion in grants to support the domestic semiconductor industry, of which $39 billion was earmarked for manufacturing capacity expansion. The EU has enacted the European Chips Act, which is intended to provide, through its member states, significant funding to strengthen the EU’s semiconductor industry. Historically, we have benefited from these kinds of government programs (albeit to a lesser extent than others in our industry), and we intend to continue to benefit from government programs to help fund our expansion efforts.
Starting in 2023, GF began benefiting from the CHIPS and Science Act and sought a refund for the advanced manufacturing investment tax credit under Internal Revenue Code Section 48D on its 2023 U.S. federal income tax return. GF anticipates continuing to benefit from this law going forward, which helped subsidize 25% of all capital investment made by us in the U.S. in 2025, at our Fab 8 and Fab 9 facilities, in the States of New York and Vermont, respectively.

In November 2024, the Company entered into a direct funding agreement (the “Direct Funding Agreement”) with the U.S. Department of Commerce for up to $1.5 billion in planned direct funding of Company projects in Malta, New York, and Burlington, Vermont, under the CHIPS and Science Act. These projects will enable us to expand and create new manufacturing capacity and capabilities to securely produce more essential chips for automotive, IoT (including aerospace, defense), and other vital markets. The funding supports three GF projects: expansion of our existing Fab 8 facility, construction of a new state-of-the-art fab on the Fab 8 campus, and modernization of our Fab 9 facility in Burlington, Vermont. In January 2025, an additional $75 million of funding was added to the Direct Funding Agreement to support GF’s plans to create a new center for advanced packaging and testing of essential chips at the Fab 8 facility. The Direct Funding Agreement contains detailed milestones we must achieve in order to receive funds, including with respect to, among others, capital expenditures, process technology development or process transfer and facility completion. It also contains restrictions with respect to certain “change of control” transactions, expansion of manufacturing capacity in certain countries, joint research or technology licensing in certain countries, as well as dividends and share repurchases. In 2025, we received funding for the achievement of the first two milestones for the expansion of the Fab 8 facility.
In 2025, the Company executed an agreement with the State of New York to secure $570 million to further support the Fab 8 projects (the “NY Agreement”). Like the Direct Funding Agreement, the NY Agreement contains milestones to be achieved in order to receive funds, including with respect to job commitments, workforce development and infrastructure upgrades, as well as certain other requirements.
We may be unable to secure other government funding at the levels we expect or at all, and the availability of government funding is outside our control. Moreover, should we terminate or fail to commence any activities or operations, fail to comply with contractual restrictions, or fail to achieve milestones related to government funds that we receive or upon which government funds have been conditioned, or should the government’s objectives with respect to government funding of semiconductor manufacturing change, we may face adverse consequences. In particular, government agencies could seek to recover subsidies or grants from us, seek repayment of loans or grants, could cancel, reduce or deny our requests for future subsidies or grants, or otherwise seek to modify the conditions for our receipt of anticipated subsidies or grants. This could materially and adversely affect our results of operations, financial condition, business and prospects, limit our flexibility to pursue changes in business strategy or enter into certain transactions favorable to our shareholders.
Strong government support in China for their domestic capacity expansion, combined with strained economic relations with that country, could lead to underutilization or significant ASP erosion for our fabs.
The Chinese government has invested heavily in its indigenous semiconductor manufacturing and has continued to promote the expansion of fabrication capacity for semiconductors. This has contributed to and may continue to lead to overcapacity and increased competition, in particular in the current and legacy node market. China’s decision to build capacity for China will likely have the dual effect of limiting the Chinese market (which will have a preference for domestic sourcing) for other global suppliers like us and significantly increasing the competition we face globally. We have a material amount of direct business in China, and if we cannot adequately compete with Chinese semiconductor manufacturers, our market share in China could be impacted, which could result in a material impact to our business and financial performance. The United States has implemented export controls that are intended to, among other things, prevent Chinese expansion with respect to certain semiconductor process technologies (i.e., 16nm/14nm FinFET and smaller technology nodes). Following the implementation of those controls, the Chinese semiconductor industry, with significant government support, has accelerated building its own foundry capacity, and shifted to focus domestic manufacturing on mature nodes (i.e., 28nm and larger technology nodes), and China's foundry capacity is expected to grow faster than expected demand at those nodes. This projected oversupply of capacity, if carried out as planned, will increase the industry-wide capacity and could result in overcapacity in the future and our business performance and financial results may be materially impacted. Further, the business we do around the world outside of China, in markets in which Chinese semiconductor manufacturers are our direct competitors, also represents a significant portion of our business. If we are unable to keep up with competition from such Chinese manufacturers, our market share in jurisdictions outside of China could also be impacted as they work to saturate the market, which could materially impact our business and financial performance.
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
We rely on the continued services and contributions of our skilled technical and professional personnel and management team as we continually update and advance our technologies offerings to attract additional business from new and existing customers. In this industry, the competitive pressures to find and retain the most talented personnel are intense and constant and may be limited by restrictive immigration policies, labor shortages or local labor-market conditions. The sources for highly skilled talent in the industry are often well-known and pursued by competitors for talent, including IDMs. With the rapid pace of technological and business change, we must have the right mix of skilled workers at all times, which requires constant attention to our employees’ skill-set and providing adequate training and other educational opportunities to allow for growth and advancement of our highly educated workforce. Our business could suffer if we are unable to fulfill and sustain resource requirements with qualified individuals in required positions globally. Fulfilling new resource needs on a timely basis continues to be a challenge in this highly competitive market for semiconductor talent. Competition for talent is particularly high both in locations where we and our competitors have operations and in locations where our competition is hiring in anticipation of planned expansion. Competition for talent exists in all of our operating regions, at all levels, emphasizing the importance of strong employee retention, and if we fail to attract and retain highly skilled talent or provide adequate opportunities for further training and professional development, our business and results of operations could be materially adversely impacted.
Sales to government entities and highly regulated organizations are subject to a number of challenges and added risks, and our failure to comply with these heightened compliance requirements, or effectively manage these challenges or risks, could impact our operations and financial results.
We currently sell to the U.S. federal government and to customers in highly regulated industries, and may sell to state and local governments and to foreign governmental agency customers in the future. Sales to such entities are subject to a number of compliance challenges and risks, including regarding access to and required protection of classified information. Failure to comply with our Foreign Ownership, Control or Influence agreements could lead to a loss of our security clearance and, therefore, certain government business and reputational harm. Selling to governmental and highly regulated entities can be highly competitive, expensive and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government contracting requirements may change and in doing so restrict our ability to sell into the government sector until we have attained any revised necessary certification or authorization. We may also be required to submit additional certifications as to internal corporate policies and initiatives in order to maintain existing government contracts or win new government contracts. Government demand and payment for our products and services are affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products and services. Such sales are made more difficult by the fact that many of our product design and life cycles are very long, compared to public fiscal budget calendars. We have faced, and may in the future face, a prolonged U.S. government shutdown, which could lead to program cancellations or disruptions, delays in funding authorizations or appropriations and limitations on the U.S. government's ability make timely payments, which could in turn harm our business and financial condition.
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
We have increased legal and regulatory requirements, and stakeholder expectations relating to compliance with environmental and responsible business standards, and failure to comply with such requirements on a timely basis could impact our business, operations and financial conditions
Increasingly, our customers and investors require compliance with environmental and responsible business standards, including renewable energy sourcing, carbon-reduction targets, human rights practices, and supply chain audits. Failure to satisfy such requirements may cause customers to reduce purchases, fail to renew agreements, or disqualify us from producing for them. In addition, changes and instability in regulatory frameworks, such as the EU Corporate Sustainability Reporting Directive, could increase our compliance costs. We may face scrutiny from stakeholders, including governmental authorities, regarding the scope or nature of our responsible business initiatives or any changes to these initiatives. Incomplete or inaccurate responsible business-related data, failure to achieve responsible business goals, or government enforcement actions or litigation relating to responsible business standards could negatively impact our ability to attract or retain employees, our attractiveness as an investment or business partner, and ultimately our business and financial condition.
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
During the implementation of our strategic optimization efforts, it is possible that we may not be able to realize all the cost savings and benefits that are anticipated in connection with such efforts, and they may present a number of significant risks, including:
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
Risks Related to Manufacturing, Operations and Expansion
If we are unable to manage our capacity and production facilities effectively, including through technology transfers between our sites, our competitiveness may be weakened.
We prepare long-term market demand forecasts for our products to manage, and plan for, our overall capacity. Because market conditions are dynamic, our market demand forecasts may change significantly, or prove to be inaccurate, at any time. During periods of decreased demand, certain manufacturing lines or tools in some of our manufacturing facilities may be idled or shut down temporarily, to save costs while preserving capacity. However, if subsequent demand increases rapidly, we may not be able to restore the capacity in a timely manner to take advantage of the upturn. In light of long-term market demand forecasts, we have been modifying capacity to meet market needs for our products. In order to respond to expected orders, or to assure sufficient line loading for planned process or yield learning, we may initiate “risk starts” in anticipation of actual orders. This could result in periodically increased inventory costs and/or obsolescence costs if those expected orders do not materialize.
In some instances, we may increase or otherwise manage capacity by transferring technologies from one location to another. Expansion of our capacity will increase our costs. For example, we will need to purchase additional equipment and hire and train additional personnel to operate the new equipment. In case of a technology transfer, we may also need to source new tooling and materials, train personnel to learn and stabilize new processes and, depending on the technology, obtain government approval for such transfer. If demand does not increase as planned, expansion is delayed or we fail to successfully transfer a technology as planned, we may not increase our net revenue accordingly, which could materially and adversely affect our results of operations, financial condition, business and prospects.
Because we own and operate high-tech manufacturing facilities, our operations have high costs that are fixed or difficult to reduce in the short term, including our costs related to utilization of existing facilities, facility construction and equipment, R&D, and the employment and training of a highly skilled workforce. Additionally, in the past we concentrated, and in the future may concentrate, some of our fabs on certain technologies and/or products. However, this strategy exposes us to the risk that our operations, including our utilization rate for entire fabs, may be severely impacted if there is a sudden or prolonged downturn in demand for those technologies and/or products, particularly if we are unable to predict such downturn sufficiently in advance to pivot our operations. See Notes 3. Summary of Material Accounting Policies and 9. Property, Plant and Equipment to our Annual Consolidated Financial Statements. Additionally, we may struggle to diversify the technologies and/or products of some of our fabs in a cost-effective and timely manner. To the extent demand decreases, capacity does not increase in time to meet demand or we fail to forecast demand accurately, we could be required to write off inventory or record underutilization charges, which would lower our gross margin. To the extent any demand decrease is prolonged, our manufacturing capacity could be underutilized, and we may be required to write down our long-lived assets, which would increase our expenses. In addition, deployment of capital for new capacity projects occurs prior to full factory utilization. Consequently, increases in depreciation could be misaligned with planned revenue growth until the factory achieves full utilization, which could materially and adversely affect our operations and financial results. We may also be required to shorten the useful life of under-used facilities and equipment and accelerate depreciation.
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
If the above issues recur or we face similar challenges in the future, we may suffer delays in our ability to deliver our products, which could have a material adverse effect on our results of operations, financial condition, business and prospects. In addition, we cannot guarantee that we will be able to increase our manufacturing capacity and efficiency in the future to the same extent as in the past. If the above issues recur or we face similar challenges in the future, our ability to expand or ramp production as planned may be delayed. Additionally, if we are unable to offset increases in the costs of key inputs to fabs (including raw materials, electric power and water) through cost reduction programs, the cost increases could materially and adversely affect our results of operations, financial condition, business and prospects.
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
Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases, chemicals and photoresist, on a timely basis and at commercially reasonable prices, many of which are not commodities easily replaced with substitutions. In the past, shortages in the supply of some materials, whether by specific vendors or by the industry generally, have resulted in occasional industry-wide price adjustments and delivery delays. Moreover, major natural disasters, trade barriers and political or economic turmoil occurring within the country of origin of such raw materials may also significantly disrupt the availability of such raw materials or increase their prices. Further, since we procure some of our raw materials from sole-sourced suppliers, including raw materials that are significant to our production operations, there is a risk that our need for such raw materials may not be met or that back-up supplies may not be readily available. In addition, escalating trade tensions between the United States and China, as well as the conflict in Ukraine, have resulted in, and could further exacerbate, substantial price volatility and reduced availability of raw materials, including rare earth metals and natural gas used in our products or in our production operations. Similar price volatility risks may be presented by the conflict in Israel and its potential expansion. Tariffs, including those imposed by the U.S. on imports from China, Mexico and Canada, the global 50% tariff on most steel and aluminum imports and the retaliatory tariffs imposed by other countries, sanctions, export controls, other non-tariff barriers, and other measures undertaken by state actors due to global or local economic conditions could also affect material cost and availability. If the availability of such raw materials is disrupted, manufacturing lines may be stopped or significantly disrupted, impacting our supply chain, which could materially and adversely affect our results of operations. From time to time, including recently, we are advised of shortages of raw materials that could impact our operations. We currently are seeking, and in the future will continue to seek, alternative suppliers and substitute materials and work closely with our existing vendors to support their efforts to provide us with uninterrupted supply. Failure to obtain adequate supplies could result in our being unable to meet commitments under our contracts with customers, which could expose us to substantial liquidated damages and other claims, which could materially and adversely affect our results of operations, financial condition, business and prospects. Further, in order to assure supply and control costs, GF may enter into long-term supply agreements that cause us to rely on customer demand meeting expectations in order for us to meet our contractual commitments and achieve expected financial results.
For some supplies and raw materials, we have, and may in the future, enter into long-term agreements with minimum purchase agreements. Due to the perishable nature of some of these supplies and materials and the risk of delayed customer orders, we may incur higher costs in a given period or experience increased obsolescence charges, which could adversely affect our profitability.
If we are unable to obtain adequate supplies of energy at commercially reasonable prices our profitability may decline.
Certain energy products (e.g., electricity, natural gas, petroleum) and water, necessary for our production operations, have experienced and may continue to experience substantial price volatility, including related to shortages or political or economic instability, in regions where we operate our fabs. We have experienced and may continue to experience increases in electricity costs, particularly in Dresden, Germany and Singapore. Electricity costs may fluctuate as a result of various factors. For example, climate change is increasing governmental regulation, which could impact costs. In Vermont, all industries are now required to seek renewable sources of energy, which may result in increased costs to secure supply suitable for the sensitive equipment our production facilities require. Additionally, the conflict in Israel, especially if it expands throughout the Middle East, and turmoil in Venezuela may result in substantial volatility of oil prices, which could impact all our sites worldwide. Hedging transactions for many of these materials and other inputs are not always available to us, or are not always available on terms we believe are commercially acceptable. Hedges that we enter into with respect to certain inputs, such as electricity, oil, or alternative energy supplies we may seek to secure, may not be effective to avoid disruptions to our manufacturing operations. Additionally, once our prices with a customer are negotiated, we are generally unable to revise pricing with that customer until our next regularly scheduled price adjustment. As a result, if market prices for essential components increase, we may be unable to pass the price increases through to our customers for products purchased under an existing agreement. Consequently, we are exposed to the risks associated with the volatility of prices for these components and our cost of revenue could increase and our gross margins could decrease in the event of price increases.
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

In addition, we base many of our operating decisions, and enter into purchase commitments, on the basis of anticipated sales, which are highly unpredictable. Some of our purchase commitments are non-cancelable, and in some cases we are required to recognize a charge representing the amount of material or capital equipment purchased or ordered that exceeds our actual requirements. For example, we have non-cancelable purchase commitments with vendors and LTAs with certain of our third-party wafer fabrication partners, under which we are required to purchase a minimum number of wafers per year or face financial penalties. These types of commitments and agreements could reduce our ability to adjust our inventory to address declining market demands. If demand for our products is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges. If sales in future periods fall substantially below our expectations, or if we fail to accurately forecast changes in demand mix, we could be required to record substantial charges for obsolete or excess inventories or non-cancelable purchase commitments.
Moreover, during a market upturn, we may not be able to purchase sufficient supplies or components to meet increasing product demand, which could prevent us from taking advantage of opportunities and limit our sales. In addition, a supplier could discontinue a component necessary for our design, extend lead times, limit supply, increase prices due to capacity constraints or other factors or face shortages of a component. For example, beginning in late 2025 and continuing in 2026, the global memory and storage market has experienced significant shortages due to AI demand, leaving supply constrained, which may have an adverse impact on our operations and our customers’ demands. Our failure to adjust our supply chain volume or estimate our customers’ demands could materially and adversely affect our results of operations, financial condition, business and prospects.
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
In the ordinary course of our business, we maintain a large amount of sensitive data on our networks, including our and our customers’ intellectual property and proprietary or confidential business information relating to our business and that of our customers and business partners. Our and our service providers’ information technology ("IT") and computer systems store and transmit customer information, trade secrets, corporate data and personal information, and are otherwise essential to the operation of our production lines, which may make us and our service providers targets for cyberattacks. The secure maintenance of this information is critical to our business and reputation. In addition, our accreditation as a Trusted Foundry by the Defense Microelectronics Activity and our processing of sensitive information has in the past and may continue to make us an attractive and frequent target for attacks by third parties, including industrial or nation-state espionage, organized criminals, and terrorist cyberattacks. Further, we depend on our employees and the employees of our service providers to appropriately handle confidential and sensitive data and deploy our IT resources in a safe and secure manner that does not expose our network systems to security breaches or the loss of data. However, there is always a risk that inadvertent disclosure or actions or internal malfeasance by our employees or those of our service providers could result in a loss of data or a breach or interruption of our IT systems.

As a result of the nature of our business and operations, we have been subject to and will continue to be subject to cyberattacks from various bad actors. Over the past few years, we have identified a few cybersecurity incidents. The incidents were thoroughly investigated, and in each case we concluded that there was no material adverse impact to our business, operations or financial results. While we continue to enhance and strengthen our cybersecurity monitoring and preventative controls, state actors have significant resources at their disposal. Some of our third-party service providers have also experienced cyberattacks. There can be no assurance that a third party (including a state actor) will not successfully gain unauthorized access to our systems again, or to the systems of our third-party service providers, or that future cyberattacks will not have a material adverse effect on our business, operations, or financial results.
We continue to make significant investments in cybersecurity and data security, as well as other efforts to combat breach and misuse of our systems and unauthorized access to our and our customers’ data by third parties. While we seek to continuously review and assess our cybersecurity policies and procedures to ensure their adequacy and effectiveness, all IT and computer systems are vulnerable to attacks, especially via methods that have not been observed yet or quickly evolve. The risk of security breaches may be higher during times of a natural disaster or pandemic due to remote working arrangements. Also, the development and proliferation of AI/ML, in addition to other related technologies, may increase our exposure to cyberattacks and other cybersecurity risks by providing third parties with enhanced capabilities to breach our systems, and may require us to spend additional resources to further strengthen our defenses against such threats. We cannot guarantee that our IT and computer systems which control or maintain vital corporate functions, such as our manufacturing operations and enterprise accounting, would be immune to cyberattacks. In the event of a serious cyberattack, our systems may lose important customer information, trade secrets, corporate data or personal information, or our production lines may be shut down pending the resolution of such an attack.
Despite requiring certain third-party service providers to comply with the confidentiality and security requirements in our service agreements with them, there is no assurance that each of them will strictly fulfill their obligations or that they will be successful in preventing further cyberattacks. The on-site network systems and the off-site cloud computing networks, such as servers maintained by these service providers and/or their contractors, are also subject to risks associated with cyberattacks. While we attempt to take prompt action once we are alerted to a cyberattack against one of our third-party service providers and implement steps designed to mitigate associated risks to our systems and data, we may in the future not be made aware of such events in a timely manner or may be unable to successfully sever network connectivity or otherwise limit the risk to our own systems.
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
Our operations and ongoing revenue expansion plans depend on our ability to obtain complex and specialized manufacturing equipment and related services from a limited number of suppliers in a market that is characterized from time to time by limited supply and long delivery cycles. During such times, supplier-specific or industry-wide lead times for delivery can be as long as twelve months or more. Further, growing complexities of the most valuable equipment may delay the timely delivery of such equipment and parts needed to capitalize on time-sensitive and perishable business opportunities. Industry-wide demand increases for this equipment could increase market prices as well as the market prices of replacement parts and consumable materials needed to operate the equipment. Due in part to demand driven by significant new sources of funding in China as well as potentially other governments (such as Korea, the United States and Europe), the demand for semiconductor manufacturing equipment may result in longer than normal lead times for such equipment. Similarly, an industry-wide increase in demand may result in longer than normal lead times for such equipment or higher prices. If we are unable to obtain equipment in a timely manner to fulfill our customers’ demand on technology and production capacity, or at a reasonable cost, we may be unable to meet commitments under our contracts with customers, which could expose us to substantial liquidated damages and other claims and could materially and adversely affect our results of operations, financial condition, business and prospects.
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
If we are unable to successfully deploy AI/ML across our products and services and our business operations and adequately anticipate and keep up with developments in the AI/ML space, we may become less competitive against our peers and we may incur significant costs that do not provide us with commensurate returns.
AI/ML has the potential to generate significant business value for semiconductor companies, including foundries. Manufacturing is the semiconductor industry's largest cost driver and AI/ML has the potential to, among other things, reduce costs, improve yields, shorten processing times, and increase production. Use cases include utilizing AI/ML to handle repetitive tasks, improve predictive maintenance, develop and optimize process design kits, optimize process times, improve and shorten wafer inspections and optimize inventory and supply chain management and operations. If we do not adopt and deploy AI/ML as quickly or efficiently as our competitors, we may not be able to provide foundry services on competitive terms, including with respect to cost, schedule, and volume manufacturing capacity, which may lead to us losing design wins, losing market share and losing customers. The rapid pace of AI/ML’s development may require the investment of significant resources for us to remain competitive, and we may not receive commensurate returns if we are not successful in achieving the outcomes we expect (either on the timelines we expect or at all). The risk of falling behind our competitors could expose us to higher costs than our peers, as we operate primarily in countries that have higher labor and overhead costs relative to many of our competitors. Any failure on our part to safely and effectively utilize AI/ML to enhance our operations, products and services and manufacturing strategy may result in material impacts to our financial performance, financial results and overall business strategy.

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
Further, despite our investment in AI/ML, there is no assurance that new laws and regulations will not restrict the ways we can use the AI/ML we have adopted, including by limiting or changing global AI/ML adoption trends that may impede our strategy. Moreover, regulations relating to AI/ML technologies may also impose certain obligations on organizations, and the costs of monitoring and responding to such regulations, as well as the consequences of non-compliance, could have an adverse effect on our operations or financial condition. For example, the EU AI Act formally went into effect in August 2024 and will generally become fully applicable after a two-year transitional period (although certain obligations take effect at an earlier or later time), and includes specific transparency and other requirements for general purpose AI systems and the models on which those systems are based, which may apply to the AI/ML we have adopted. In the U.S., there is increasing uncertainty as to the federal government’s approach to AI regulation going forward, as the White House's 2023 Executive Order on the Safe, Secure, and Trustworthy Development and Use of Artificial Intelligence was rescinded in 2025 and followed up by the White House’s Executive Order Removing Barriers to American Leadership in Artificial Intelligence, which instead prioritizes deregulation. However, several states are considering enacting or have already enacted regulations concerning the development and use of AI. Unfavorable legal and regulatory developments could also impact our vendors, suppliers and industry as a whole, and we may be exposed to increased risk of liability, reputational harm, and other significant costs if we need to make business and operational changes in response to such developments. Our failure, or perceived failure, to comply fully with developing interpretations of AI/ML laws and regulations, or meet evolving and varied stakeholder expectations and industry standards, could harm our business, reputation, financial condition, and operating results.
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
Failure to comply with any of the covenants in our debt agreements, including due to events beyond our control, or unintentional violations of applicable laws and regulations, have resulted in and could in the future result in an event of default. We have in the past inadvertently violated certain of these provisions, which triggered events of default under certain of our debt agreements. Although our lenders agreed to waive the defaults, there is no guarantee that we will always be able to receive default waivers, and if we are unable to acquire waivers from our lenders, our lenders could terminate commitments to lend and accelerate amounts outstanding to be due and payable immediately. This could also result in cross-defaults under our other debt instruments, significantly impacting our liquidity and ability to fund our operations. Any of these occurrences could materially and adversely affect our results of operations, financial condition, business and prospects. See Note 13. Long-Term Debt to our Annual Consolidated Financial Statements for more information about the export regulations breach and resulting default waivers.
Compliance with applicable data security and data privacy laws and regulations may be costly and, in the case of a breach of applicable law, could harm our reputation.
In the United States, federal and state laws impose limits on, or requirements regarding, the collection, distribution, use, security and storage of personal information of individuals, and there has been increased regulation of data privacy and security particularly at the state level, including the California Consumer Privacy Act (effective on January 1, 2020), and the California Privacy Rights Act (effective on January 1, 2023). Furthermore, many other states have enacted or are actively considering or enacting similar laws and we operate in many of these jurisdictions. Outside the United States, the European Union and other countries in which we operate also have privacy and data protection laws, regulations and standards, including the European Union’s General Data Protection Regulation (the “EU GDPR”), the United Kingdom’s GDPR (the “UK GDPR”), and India’s new Digital Personal Data Protection Act.
The interpretation and application of many of these existing or recently enacted laws and regulations are increasingly complex, uncertain and fluid, and could be inconsistent with our existing data management practices. For example, the EU GDPR and UK GDPR generally restrict the transfer of personal information to countries outside the European Economic Area (“EEA”) and the United Kingdom (“UK”) to the United States and other jurisdictions without appropriate safeguards or other measures. Additionally, while the EU-U.S. Data Privacy Framework, which went into effect on July 10, 2023, allows companies to transfer personal information from the European Union to the United States without relying on certain additional safeguard measures (e.g., standard contractual clauses or binding corporate rules), such framework (like past frameworks) is subject to legal challenge. These developments could lead to substantial costs, require significant changes, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. If we are unable to transfer personal data between and among countries and regions in which we operate, it could affect the geographical location or segregation of our relevant systems and operations and could adversely affect our financial results.
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
Additionally, to be eligible for a contract award pursuant to which we will handle U.S. Government controlled unclassified information (“CUI”), the Department of War (“DoW”) may require us to receive a specific third-party cybersecurity certification or self-certify that we meet certain cybersecurity requirements. As the program is being phased in gradually over a three year period, which started in November 2025, and there are different levels of compliance that may be required for specific contracts, GF may not be eligible to bid for and be awarded certain DoW contracts. To the extent we or our subcontractors on which we rely are unable to provide a required self-certification or a required third-party certificate for a contract award, we will be unable to bid on certain contract awards or follow-on awards for existing work with the DoW, which could materially and adversely affect our results of operations, financial condition, business and prospects. In addition, some of the obligations to manage CUI are different from and in addition to those otherwise required by applicable laws and regulations, which will result in additional expense for compliance.

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
We depend on third-party intellectual property, design tools, and technology partnerships to support our silicon design offerings and process development and production. Restrictions on access to such technologies, disputes with licensors, or termination of key agreements could impair our ability to manufacture certain products or offer certain services. In particular, export controls or sanctions affecting providers of electronic design automation tools or critical intellectual property could materially adversely impact our competitiveness and operations.
Risks Related to Strategic Transactions
We have undertaken and may in the future undertake strategic transactions, and such transactions may introduce significant risks and uncertainties, including risks related to executing the transaction, integrating the acquired companies, assets or businesses, or otherwise realizing the anticipated benefits of such transactions, any of which can negatively impact our business.
We have in the past sought, and may in the future seek, to acquire or invest in businesses, joint ventures, strategic collaborations, and technologies that we believe could complement or expand our capacity, enhance our technology offerings or otherwise offers growth opportunities.
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
Efforts to pursue and complete a strategic transaction may divert the attention of management, divert capital and other resources, and cause us to incur expenses in identifying, investigating and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. Any transactions that we are able to complete may not result in the synergies, efficiencies or other benefits we expected to achieve, cause us to incur damages due to failure of our due diligence processes to identify significant issues with the assets or companies in which we are investing or acquiring, or result in initiation of legal proceedings against us, which could result in substantial impairment charges and other losses and expenses. Any of the foregoing factors could materially and adversely affect our results of operations, financial condition, business and prospects.
If we pursue a particular strategic transaction and/or are unable to timely complete such a transaction, we may limit our ability to enter into other transactions that could help us achieve our other strategic objectives, technology may evolve and reduce the expected benefits of the transaction, and changes in the economy or the markets in which we or a transaction partner compete can occur, any of which could reduce the anticipated benefits of the transaction and negatively impact our business and prospects.
In the course of implementing a transaction or other collaboration, we may have disagreements with our partner or have interests or goals that are inconsistent with our partner’s goals, which may result in conflicting views as to plan and timing of the strategic transaction. We or our partner may not perform the obligations or meet the milestones necessary for both parties to reap the benefits of the transaction, including receipt of substantial government funding or paying for certain capital investments. Further, we or our partner may decide not to move forward with the transaction depending on a variety of factors and/or due to current market dynamics. As a result, any prior or current investments or related financing agreements may result in losses.
We have in the past, and may in the future, acquire certain businesses outside our core wafer foundry business. These acquisitions are more challenging for us to model, value, integrate and operate than foundry acquisitions because they frequently have different capital and operating expense needs, business models and processes, IT and infrastructure considerations, and customer engagement practices. Failure or delay in understanding and resolving these differences may eliminate, reduce or delay our ability to realize anticipated benefits from these acquisitions.
We may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations (including integrating accounting, forecasting and controls, procedures and reporting cycles) of any acquired companies, particularly if the key personnel of an acquired company cannot be retained, or we have difficulty preserving the customers of any acquired business. Additionally, our integration efforts may expose deficiencies in an acquisition target’s controls and procedures relating to cybersecurity and compliance with data privacy and protection laws, regulations and standards that were not identified in our pre-transaction due diligence.
Additional risks related to strategic transactions include, but are not limited to: coordinating and integrating operations, particularly in countries in which we do not currently operate; stock price impact, fines, fees or reputational harm if we are unable to obtain regulatory approval for an acquisition or are otherwise unable to close an acquisition; dilutive issuances of equity securities; potential issuances of debt to finance our acquisitions, resulting in increased debt, increased interest expense, and compliance with debt covenants or other restrictions; the potential variability of the amount and form of any performance-based consideration; negative changes in general economic conditions in the regions or the industries in which we or our target operate; and impairment of relationships with, or loss of our or our target’s employees, vendors and customers, which could adversely affect our results of operations, financial condition, business and prospects.
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
Further, our strategic investments may generate losses up to the value of the investment. In addition, we have invested and may continue to invest in private companies to further our strategic objectives and to support certain key business initiatives. These companies can include early-stage companies still defining their strategic direction. Many of the instruments in which we invest are non-marketable and illiquid at the time of our initial investment, and we are not always able to achieve a return. To the extent any of the companies in which we invest are not successful, we could recognize an impairment and/or lose all or part of our investment. Our investment portfolio contains industry sector concentration risks, and a decline in any one or multiple industry sectors could increase our impairment losses.
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
These laws, regulations and standards require ongoing review and revision of many corporate policies and systems, often at significant expense. Until there is a settling of a consistent and stable global approach, our company, with customers and employees around the world, will be exposed to financial risk in complying with these requirements. Any of the foregoing factors could materially and adversely affect our results of operations, financial condition, business and prospects.
We are subject to governmental export and customs compliance requirements that could impair our ability to compete in international markets or subject us to liability if we violate the controls.
Our products and technology are subject to export controls in the jurisdictions where we do business. For example, in the United States, we are subject to the Export Administration Regulations and the International Traffic in Arms Regulations (“ITAR”). Under these regulations, certain commodities, software and technology may be exported only with the required export authorizations. Some technology and software that we create or possess is controlled under these regulations, and in certain cases, we are required to maintain controls limiting the access to such technology and software, even among our own employees. Furthermore, our activities may be subject to economic sanctions laws and regulations, including U.S. economic sanctions laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control that prohibit or restrict dealings that are within U.S. jurisdiction with, in or involving certain jurisdictions subject to comprehensive U.S. sanctions and certain designated persons and entities. We have corporate policies and procedures in place reasonably designed to ensure compliance with all applicable export control and economic sanctions laws and regulations. However, there can be no assurance that our employees, contractors, suppliers or agents will not violate such laws or our policies, including due to inadvertent human error. Failure to comply with applicable export and customs compliance requirements or applicable sanctions laws, including violations that are unintentional or that we did not have knowledge of, have impacted and could in the future impact covenants under our existing debt agreements and result in an event of default. We have in the past inadvertently violated certain of these regulations resulting in warning letters or immaterial penalties, which in turn triggered events of default under certain of our debt agreements. Although our lenders agreed to waive the defaults, there is no guarantee that we will always be able to obtain default waivers if such a breach were to occur again, and any inability to obtain such default waivers in the future following any such breach could materially and adversely affect our results of operations, financial condition, business and prospects.
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
A portion of our debt is primarily based on floating interest rate benchmarks, and fluctuations in interest rates may have adverse effects on our financial condition and results of operations.

A portion of our debt is primarily based on floating interest rate benchmarks such as the Euro Interbank Offered Rate ("EURIBOR") and the Secured Overnight Financing Rate (“SOFR”). EURIBOR is a broad measure of the cost of Eurozone banks borrowing unsecured funds from counterparties in the euro wholesale money market. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities.
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
Because a portion of our debt is primarily based on floating interest rate benchmarks (including EURIBOR and SOFR), fluctuations in interest rates could have an effect on our business. We currently utilize, and may in the future utilize, derivative financial instruments such as interest rate swaps or interest rate caps to hedge some of our exposure to interest rate fluctuations, but such instruments may not be effective in reducing our exposure to interest fluctuations, and we may discontinue utilizing them at any time. As a result, we may incur higher interest costs if interest rates increase. These higher interest costs could have a material adverse impact on our financial condition and the levels of cash we maintain for working capital.
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
The jurisdictions in which we conduct business where we are primarily subject to income taxes are Germany, Singapore and the United States, and these jurisdictions may also have the most material OECD Pillar 2 impacts. As a result, global minimum corporate tax rate and any other implemented changes in these jurisdictions could significantly increase tax uncertainty due to differing interpretations and increased audit scrutiny. The Company was not impacted by Pillar 2 top-up minimum tax in 2024 and was not materially impacted in 2025. We will continue to monitor and evaluate the impact of OECD policy changes as it could materially affect our financial results, including our earnings and cash flows. In addition, our status as a Controlled Company due to Mubadala’s majority ownership interest may subject us to further complexities related to OECD initiatives as further OECD and jurisdictional guidance is released.
In July 2025, the One Big Beautiful Bill Act (“OBBBA”) was signed into U.S. law. The OBBBA contained significant tax legislation which will impact the Company, including an increase to the AMITC under the CHIPS Act from 25% to 35%, beginning in tax year 2026. The OBBBA also allows for immediate deduction of certain research and development costs rather than capitalization and amortization, expands 100% accelerated tax depreciation for most qualified property placed in service in 2025 and future years, modifies the interest deduction limitations under IRC Section 163(j), and contains various international tax law changes. The Company has analyzed the legislation and determined no impact to the effective tax rates for fiscal years 2025 or 2026 and does not expect a material impact to fiscal year 2027 cash flows due to payments of the enhanced CHIPS Act AMITC. See also Note 3 to our Annual Consolidated Financial Statements.
Risks Related to Our Status as a Controlled Company and Foreign Private Issuer
Our majority shareholder, Mubadala, will continue to have substantial control over the Company, which could limit our ability to influence the outcome of key transactions, including a change of control, and otherwise affect the prevailing market price of our ordinary shares.
Mubadala beneficially owns, in the aggregate, approximately 81% of our outstanding ordinary shares. See “Item 7. Major Shareholder and Related Party Transactions.” In addition, we have entered into a shareholder’s agreement with Mubadala, which entitles Mubadala, subject to the level of Mubadala’s beneficial ownership of our ordinary shares, to certain consent rights and director nomination rights and, from time to time, we contract with Mubadala to provide management and operations support. As a result, Mubadala will continue to have significant influence over the management and affairs of our company, as well as the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and the approval of significant corporate transactions, including any merger, consolidation or sale of all or substantially all of our assets and the issuance or redemption of equity interests in certain circumstances. The interests of Mubadala may not always coincide with, and in some cases may conflict with, our interests and the interests of our other shareholders. For instance, Mubadala could attempt to delay or prevent a change in control of our company even if such change in control would benefit our other shareholders, or attempt to force or accelerate a change in control even if such change in control would not benefit our other shareholders. Additionally, Mubadala could sell their shares at a discount. Any of the above could deprive our other shareholders of an opportunity to receive a premium for their ordinary shares. This concentration of ownership may also affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise, and because Mubadala may sell, or investors may perceive that Mubadala is likely to sell, a significant amount of our ordinary shares.
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
On June 4, 2025, the SEC published a Concept Release on Foreign Private Issuer Eligibility (the “Concept Release”), inviting public comment on potential amendments to the definition of “foreign private issuer.” The Concept Release highlights possible approaches to amending the foreign private issuer definition, some of which could impact our eligibility to qualify as a foreign private issuer. To the extent the SEC adopts rules amending the definition of “foreign private issuer,” we may no longer qualify as a foreign private issuer in the future.
If we lose our status as a foreign private issuer, or are required to list our shares on a foreign exchange to maintain our status as a foreign private issuer, it would increase our legal and financial compliance costs and make some activities highly time-consuming and costly, and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled. If we lost our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers and the requirements under Cayman Islands law. We may also be required to prepare our financial statements in accordance with U.S. Generally Accepted Accounting Principles and make changes in our corporate governance practices in accordance with various SEC rules, resulting in significant compliance costs, operational complexity and increased regulatory exposure.
We are a Cayman Islands exempted company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.
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
The Cayman Islands Economic Substance Act may affect our operations.
The Cayman Islands has implemented economic substance legislation responsive to global OECD Base Erosion and Profit Shifting standards regarding geographically mobile activities. The International Tax Co-operation (Economic Substance) Act (the “Cayman Economic Substance Act”) requires certain reporting and economic substance requirements for “relevant entities” conducting “relevant activities”.
As we are a Cayman Islands exempted company, compliance obligations include filing annual notifications stating whether we are carrying out any “relevant activities” and, if so, whether we have satisfied applicable economic substance tests. As of 2025, GlobalFoundries Inc. does not conduct any relevant activities in the Cayman Islands requiring economic substance reporting or satisfaction of economic substance tests. Our subsidiary, GLOBALFOUNDRIES Finance Inc., a Cayman Islands exempted company, conducts “financing business” as defined in the Cayman Economic Substance Act and satisfies the applicable economic substance and reporting requirements.. Failure to satisfy applicable requirements may subject us to penalties under the Cayman Economic Substance Act, including fines of up to CI$100,000 (approximately US$125,000) or, following two consecutive years of non-compliance, an order from the Grand Court of the Cayman Islands that a non-compliant entity be struck off.
Risks Related to Operating as a Public Company
Our management has identified material weaknesses in our ICFR and has concluded that our ICFR was not effective as of December 31, 2025, which may have a material adverse effect on our results of operations and financial condition for future periods.
Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our ICFR is a process meant to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We regularly undertake the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), which requires annual management assessment of the effectiveness of our ICFR. Over the course of 2025, we completed the testing of our internal controls to comprehensively evaluate our controls.
For the fiscal years ended December 31, 2023, 2024 and 2025, our management identified material weaknesses in our ICFR. For further information on the material weaknesses identified by our management, see “Item 15—Controls and Procedures.” In light of the identified material weaknesses, our management concluded that our ICFR was not effective as of December 31, 2025. Although we are continuing to develop and implement several measures to remedy these material weaknesses, there is no assurance that the actions we are taking or plan to take will give us the results we expect, that our remediation plan will be effective, or that our remediation plan will be completed on the timelines that we expect.

In addition to the foregoing, during 2025 we undertook efforts to remediate the material weaknesses over ICFR identified for the fiscal year ended December 31, 2023. For further information on the 2023 material weaknesses identified by management, see “Item 15—Controls and Procedures” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024. As of December 31, 2024, we completed the remediation of the 2023 material weakness over ICFR related to the design and implementation of general IT user access controls for information systems that are relevant to the preparation of the consolidated financial statements. Notwithstanding the completion of such remediation, there is no assurance that such controls will continue to operate effectively or that additional material weaknesses will not be discovered in the future. See “Item 15—Controls and Procedures” for further discussion on remediation activities.
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
As a public company, we incur significant legal, accounting and other expenses related to compliance matters. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the rules and regulations of Nasdaq, which impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. These requirements may invite lawsuits or shareholder actions that could distract management and negatively impact financial results due to required responses and increased our legal, accounting, and financial compliance costs and make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems and resources.
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
Sales by Mubadala in the public market or other distributions of substantial amounts of our ordinary shares, or the filing of a registration statement relating to a substantial amount of our ordinary shares, have in the past reduced, and could in the future depress, our ordinary share price. We have entered into agreements with Mubadala that provide a framework for our ongoing relationship, including a Shareholder’s Agreement and Registration Rights Agreement. Under the Registration Rights Agreement, Mubadala has the right, subject to certain conditions, to require us to file registration statements covering its shares or to include its shares in other registration statements that we may file. Mubadala has in the past, such as in May 2024, and may in the future conduct underwritten secondary sales of our ordinary shares pursuant to a registration statement filed by the Company. By further exercising its registration rights and selling a large number of additional shares in the future, Mubadala could cause the price of our ordinary shares to decline.
We have not historically paid dividends on our ordinary shares, and while we may consider doing so in the future, we cannot assure you that we will ever pay cash dividends.
We have never declared or paid cash dividends on our ordinary shares and do not have a current plan to do so. Consequently, investors must rely on sales of their shares of our ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking dividends should not purchase shares of our ordinary shares. Any future determination to pay dividends will be at the discretion of the Company’s Board of Directors (the “Board of Directors” or “Board”) and will be subject to or depend on, among other things, our compliance with applicable law, our business prospects, financial condition, results of operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, the terms of any preferred equity securities we may issue in the future, covenants in the agreements governing our current and future indebtedness, other contractual restrictions, industry trends and any other factors or considerations our Board of Directors may regard as relevant. Any cash dividends paid in the future could affect the trading price of our ordinary shares and decrease our cash reserves, which could reduce the amount of cash we have available to fund working capital, capital expenditures, strategic acquisitions or business opportunities, and other general corporate purposes. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividends and Dividend Policy.”
We cannot guarantee that our stock repurchase program will be fully consummated or that it will enhance long-term stockholder value.
In February 2026, we announced that our Board of Directors approved a share repurchase authorization of up to $500 million of our ordinary shares. The authorization is valid for an initial period of 12 months and may be modified, suspended or terminated at any time. Our repurchase program does not require us to repurchase any specific dollar amount or to acquire any specific number of ordinary shares. We cannot guarantee that the program will be fully consummated or renewed, or that it will enhance long-term stockholder value. The timing and amount of any repurchases, if any, will depend on factors such as our historical and expected business performance and cash and liquidity positions, the price of our ordinary shares, economic and market conditions and regulatory requirements. The program could also affect the trading price of our ordinary shares and increase volatility, and any announcement of a termination or change of this program may result in a decrease in the trading price of our ordinary shares. In addition, any purchases made under this program would diminish our cash reserves and therefore could reduce the amount of cash we have available to fund working capital, capital expenditures, strategic acquisitions or business opportunities, and other general corporate purposes.
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

ITEM 4.    INFORMATION ON THE COMPANY
A.    History and Development of the Company
GLOBALFOUNDRIES Inc. (“GlobalFoundries,” “GF,” “we,” “us,” or “our”) is an exempted company with limited liability that was incorporated under the laws of the Cayman Island in October 2008. Our principal executive offices are located at 400 Stonebreak Road Extension, Malta, New York, 12020, United States, and our telephone number is +1 (518) 305-9013. We have appointed Corporation Service Company as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any state in the United States. The address of the Corporation Service Company is 251 Little Falls Drive, Wilmington, DE 19808.
GF is a leading global semiconductor manufacturer with operations spanning three continents. GF was established in 2009 when a wholly-owned subsidiary of Mubadala, acquired Advanced Micro Devices, Inc.’s (“AMD”) manufacturing operations in Dresden, Germany, as well as their fab project site in Malta, New York. Since our founding, we have achieved the following key milestones:
We continue to expand our global manufacturing capacity, including through ongoing investments at our Malta, New York site, new advanced packaging capabilities in the United States, and expansions of our Dresden and Singapore fabs. These investments are supported in part by incentive programs including the U.S. CHIPS and Science Act, European Union semiconductor initiatives, and programs sponsored by the Singapore government. Proceeds received from government grants related to capital expenditures as of December 31, 2025, 2024 and 2023, were $148 million, $10 million and $138 million, respectively. Our capital expenditures including purchases of property, plant and equipment, intangible assets and capitalized development costs for the years ended December 31, 2025, 2024 and 2023 amounted to $722 million, $625 million and $1.804 billion, respectively.
We continue to build on our core strengths with strategic investments that broadened our role in AI and expanded our semiconductor design capabilities.
Our website address is www.gf.com. Information contained on, or that can be accessed through our website is not incorporated by reference into this Annual Report, and you should not consider information on our website to be part of this Annual Report. In addition, the SEC maintains an Internet website (www.sec.gov) that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC.
B.     Business Overview
Since our founding, we’ve grown into a leading global semiconductor foundry, focused on delivering differentiated, essential chip technologies that enable billions of devices across a broad range of end markets, including automotive, communications infrastructure and data center, smart mobile devices, home and industrial IoT. We are the only scaled foundry with a global manufacturing footprint spanning the United States, Europe, and Asia operating for more than a decade.
Our business strategy is built on three core pillars:

Creating differentiated, essential chip technology:
We specialize in differentiated technologies engineered for high-performance, power efficiency, and scalability. These technologies support a wide array of critical customer applications, including advanced connectivity, power management, and high-speed data processing. Our portfolio includes six differentiated product lines: power, ultra-low power Complementary Metal-Oxide Semiconductor (“CMOS”), silicon photonics, radio frequency (“RF”), and feature-rich CMOS, and in 2025, we’ve expanded our customizable Intellectual Property (“IP”) offerings and RISC-V expertise, with the acquisition of MIPS Holding, Inc. (“MIPS”), a leader in AI and processor IP, to accelerate edge artificial intelligence and embedded computing innovation. We believe the continuing rapid adoption of AI technologies, particularly physical AI, is introducing broader workloads that are reshaping the requirements for semiconductors. Multi-modal sensing, distributed intelligence, actuation, memory and power efficiency are becoming critical for performance in the AI-driven chip sector. Our multi-year strategy is designed to enable us to compete in this growing market and increase in demand through our enhanced products and foundry capabilities, including through our recent acquisitions of MIPS, a leader in AI and processor IP, and Synopsys, Inc., which will allow us to offer a comprehensive processor IP suite tailored for physical AI applications.
Delivering dependable, geographically diverse operations:
GF operates four manufacturing sites globally – Malta, New York; Burlington, Vermont; Dresden, Germany; and Singapore – with design, development, and R&D centers in multiple international locations. Our multi-site technology qualifications and geographic diversity are designed to reduce concentration risk and enhance supply chain resilience. In addition, through a strategic partnership with a China-based foundry we are proceeding with plans to enable our customers to access GF production, performance, and quality to serve their domestic Chinese demand.
Building deep customer and ecosystem partnerships:
We serve a diverse customer base of global semiconductor designers and collaborate with a broad ecosystem of IP providers, Electronic Design Automation (“EDA”) vendors, design service firms, and Outsourced Semiconductor Assembly and Test (“OSAT”) partners. Our design enablement capabilities and integrated partnerships help accelerate customer time-to-market and optimize performance across use cases.
Technology Solutions
We focus on essential chip technologies spanning digital, analog, mixed-signal, RF, ultra-low power and embedded memory enabling the connected, secure and intelligent systems that power the digital world. To meet diverse customer requirements, we invest in a broad portfolio, including ultra-low power and feature-rich CMOS, RF, power, silicon photonics, advanced packaging and IP. Our core technologies such as FinFET, FD-SOI (“FDX™”), RF-SOI, SiGe, RF GaN, BCD and high-voltage BCD, power GaN and silicon photonics deliver the performance, efficiency and integration needed to support next-generation applications in connectivity, power management and high-speed data processing.
Our wide range of differentiated solutions serve applications across the following end markets, as illustrated below:

	Smart Mobile Devices	Home and Industrial IoT	Communications, Infrastructure and Data Center	Automotive
FEATURE-RICH CMOS
FR-CMOS	✓	✓	✓	✓
ULTRA-LOW POWER CMOS
FinFET	✓	✓	✓	✓
FDXTM	✓	✓	✓	✓
SILICON PHOTONICS
SiPh			✓	✓
RF
RF-SOI	✓	✓	✓	✓
SiGe	✓	✓	✓	✓
RF GaN	✓		✓
POWER
BCD	✓	✓	✓	✓
Power GaN	✓	✓	✓	✓
MIPS		✓	✓	✓

End Markets
We serve four primary end markets: (i) Automotive; (ii) Smart Mobile Devices; (iii) Home & Industrial IoT; and (iv) Communications Infrastructure & Data Center. Our Automotive and Home & Industrial IoT end markets require long lifetimes and high reliability; our Communications Infrastructure & Data Center end market demands bandwidth and performance; and our Smart Mobile Devices end market prioritizes cost, power, and integration. Across all markets, customers increasingly value supply assurance and geographic diversity, which align with our global manufacturing footprint and multi-site qualification capabilities.
Automotive
Automotive applications increasingly rely on semiconductors for electrification, safety, connectivity and user experience. We manufacture devices used in advanced driver assistance systems (“ADAS”) – including radar front‑ends and signal‑processing components—power management for electric and hybrid vehicles, in‑vehicle networking, body and chassis control, infotainment and telematics.
Smart Mobile Devices
We provide differentiated semiconductors for smartphones, tablets and wearables, enabling cellular connectivity (sub‑6 GHz and millimeter wave), Wi‑Fi/Bluetooth, RF front‑end modules, sensors and sensor hubs, power management ICs, charging and audio components. These applications are highly cost‑ and power‑sensitive and operate on compressed design and qualification cycles.
Home & Industrial IoT
We serve the Home and Industrial IoT market, which includes connected home devices, industrial automation and control, building and energy management solutions, and edge AI sensing and compute applications. These applications demand long lifecycles, extended temperature ranges, robust security and ultra‑low‑power operation. This end-market also includes aerospace and defense systems requiring radiation-hardening, secure manufacturing and mission-critical reliability.
Communications Infrastructure & Data Center
This market includes wireless and wireline infrastructure (5G, 6G), optical networks, satellite communications, and data center interconnect. Key devices—such as RF front-end components, transceivers, timing ICs, and optical modulators—require high linearity, low noise, power efficiency, and thermal stability. Data center deployments also demand high bandwidth, low latency, and energy efficiency.
The following chart illustrates our revenue mix based on customer end markets:

Revenue by End Markets	2025		2024		2023
	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
Automotive	1,410	21%	1,206	18%	1,046	14%
Smart Mobile Devices	2,678	39%	3,048	45%	3,023	41%
Home and Industrial IoT	1,189	18%	1,267	19%	1,604	22%
Communications, Infrastructure & Data Center	745	11%	577	9%	863	12%
Non-Wafer Revenue	769	11%	652	10%	856	11%
Total	6,791	100%	6,750	100%	7,392	100%
In addition, for a breakdown of our revenue by geography (based on the location of our customers’ headquarters), see Note 31. Operating Segments Information.
Seasonality
Our revenue is subject to some seasonal variation and has historically been lower in the first half of the year. The seasonal sales trends for semiconductor services and products closely mirror those for automotive, consumer electronics, communication and computer sales due to increased holiday consumer spending.
Customers and Sales
We primarily sell our manufacturing services through a direct sales organization supported by technical account managers and customer application engineers, who work closely with customers to understand and meet their design and production requirements. This direct engagement is complemented by our GlobalSolutions® partner ecosystem, which includes IP providers, EDA vendors, OSAT partners, and design service firms, enabling us to offer a comprehensive design-to-silicon solution. We also leverage digital customer platforms, such as GF Connect, to streamline collaboration, design enablement, and support across the product lifecycle.

Recent Industry and Market Dynamics
Competition
The foundry segment of the semiconductor industry is highly competitive globally. Our competitors include major pure-play foundries as well as IDMs that offer their own foundry services. We compete primarily in areas such as technology leadership and differentiation, manufacturing yields, time-to-volume production and cycle time, pricing and customer service, and design support. We believe that our global footprint is one of our key advantages, appealing to customers seeking geographically diversified suppliers. This strategic positioning is designed to enable us to provide a reliable supply of semiconductor products globally.
Government Regulations
In November 2024, the Company entered into a Direct Funding Agreement with the U.S. Department of Commerce for up to $1.5 billion in planned direct funding of Company projects in Malta, New York, and Burlington, Vermont, under the CHIPS and Science Act. We believe that these projects will enable us to expand and create new manufacturing capacity and capabilities to securely produce more essential chips for automotive, IoT (which includes aerospace and defense), smart mobile devices and data center and communications. The funding will support three GF projects: expansion of our existing Fab 8 facility in Malta, New York, construction of a new state-of-the-art fab on the Fab 8 campus, and modernization of our Fab 9 facility in Burlington, Vermont. In January 2025, an additional $75 million of proposed funding was added to the Direct Funding Agreement to support GF’s plans to create a new center for advanced packaging and testing of essential chips at the Fab 8 facility. In 2025, we received funding for the achievement of the first two milestones for the expansion of the Fab 8 facility.
In 2025, the Company executed an agreement with the State of New York to secure $570 million to further support the Fab 8 projects. Subject to market requirements and customer demand as well as receipt of expected government funding, among other factors, GF plans to invest more than $16 billion over the next 10 or more years across its two U.S. sites. See “Item 3. Key information – D. Risk Factors – Political, Regulatory and Legal Risks" for additional details.
We are subject to a wide range of environmental, health, and safety laws and regulations, which guide our practices in areas such as air emissions, wastewater management, handling of hazardous substances, and waste disposal. Our products and technology subject to export controls in the regions where we operate. See “Item 4. Information on the Company – Employee Safety, Health and Well-being” and “Item 4. Information on the Company – Environmentally Sustainable Manufacturing and Operations” for more information on the Company’s policies related to these topics. Additionally, we are subject to anti-corruption, anti-bribery, anti-money laundering, and counter-terrorist financing laws, and have adopted policies and practices reflecting our dedication to ethical business practices and regulatory compliance across all jurisdictions in which we conduct business.
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
One of the most important raw materials used in our production processes is silicon wafers, which is the basic raw material from which ICs are made. In order to secure a reliable and flexible supply of high-quality wafers, we have entered into multiple long-term agreements with the majority of our principal suppliers, the largest of which is Soitec. We believe the close relationships with our silicon wafer suppliers allows us to maintain a sufficient supply of silicon wafers.
Research and Development
We have a strong commitment to R&D, focusing efforts primarily on delivering a comprehensive and expanded portfolio of highly-differentiated, essential chip solutions for our customers. As of December 31, 2025, we had approximately 1,600 employees dedicated to R&D. We invest across a wide spectrum of innovation from advanced materials and substrates to chip architecture, integration, and packaging, while also expanding services and strengthening our ecosystem partnerships. We have developed and continue to develop resources that allow our customers to develop innovative products to fuel the global economy. In 2025, 2024 and 2023, we spent $518 million, $496 million and $428 million, respectively, on R&D, which represented approximately 8%, 7% and 6% of our net revenue in each respective year.
Intellectual Property
We rely on IP rights, particularly patents and trade secrets, as well as contractual arrangements, to protect our core process and design enablement technologies and provide our customers with protected technology to enable their mission-critical offerings. As of December 31, 2025, we held approximately 6,400 U.S.-issued patents and approximately 2,000 patents issued outside of the United States. We periodically conduct in-depth reviews of our patents and the industry’s manufacturing technologies, and we cull patents having limited or no value, yielding both savings in patent office maintenance fees and a strong, active patent portfolio.
We have entered into patent cross-licenses with a number of other leading advanced semiconductor companies, including AMD, Samsung, TSMC and IBM. These cross-licenses provide us with valuable freedom of operation under patents owned or subsequently divested by such companies. As is common practice in the semiconductor industry, we have periodically received communications from third parties, asserting patents that allegedly cover certain of our technologies, and we expect to receive similar communications in the future. Some of the patents asserted against us are not valid based on pre-existing prior art, and we have successfully defended ourselves using inter partes review (“IPR”) and other procedures in the U.S. Patent and Trademark Office. Many of our agreements with our customers and partners require us to defend such parties against certain IP infringement claims and indemnify them for damages and losses arising from certain intellectual property infringement claims against them, which could result in us incurring significant costs and devoting significant management resources See 3. Key Information – D. Risk Factors – Risk Factors – Risks Related to Intellectual Property – We have been, and may continue to be, subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.”
Responsible Business Initiatives
We are dedicated to ethical and responsible business practices, the personal and social well-being of our employees, and supply chain and environmental stewardship. Responsible business initiatives are fundamental to our culture and our value proposition to our customers, the communities in which we live and do business, and our full range of global stakeholders.
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
Environmentally Sustainable Manufacturing and Operations
Semiconductor manufacturing is generally resource intensive. Therefore, our Journey to Zero commitment also represents our pursuit of sustainable and environmentally efficient operations, seeking to minimize environmental- and climate-related impacts from our operations through pollution prevention and resource conservation. Our Global EHS Policy and Standards establish a continual improvement process and performance requirements that apply throughout the company. Our enterprise-wide environmental management system is certified to the ISO 14001:2015 standard. In 2021, we launched our Journey to Zero Carbon commitment that aims to reduce greenhouse gas emissions. In 2025, we submitted an increased commitment to the Science Based Targets Initiative to reduce Scope 1 and Scope 2 greenhouse gas emissions by 42% by 2030, compared to a 2021 baseline. In 2024, we announced our commitment to achieve net-zero greenhouse gas emissions and 100% carbon-neutral power by 2050, in alignment with the Paris Agreement goals.
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
Human Capital
We believe that our success rests on empowering employees to bring their authentic selves to the company and that building a culture of anti-discrimination and inclusion drives better business outcomes. As a global company, we recognize and value the wide variety of cultural values, traditions, experiences, education and perspectives of our team and communities. As of December 31, 2025, we employed a multicultural workforce across three continents, representing more than 86 nationalities across 17 countries. We believe that our culture of inclusion leads to higher levels of belonging, engagement and ultimately, higher-performing teams. We strive to improve the employee experience on all aspects of the employee lifecycle, including recruitment, retention, professional development, and advancement of a wide range of talent, skills, experiences and perspectives. We use an annual engagement survey process to help measure employee engagement and our workforce culture strategy progress.

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
C.    Organizational Structure
The following is a chart of our corporate structure as of December 31, 2025:
*Please refer to Note 28. Related Party Disclosures to our Annual Consolidated Financial Statements for more information on our subsidiaries.
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

We have continued to invest in our capacity footprint and at the end of 2025 our total installed capacity was approximately 2.8 million wafers per annum. The rate and pace at which we expect to increase shipments within our capacity footprint will be subject to, among other things, a reduction in channel inventory across the end markets we serve, improvement in the global macro-economic landscape and increased customer demand.

The following table describes each of our manufacturing facilities and their key technologies as of December 31, 2025:

● Production		300mm				200mm
◍ Development		Malta, NY	Germany	Singapore	China(1)	Burlington, VT	Singapore

ULP CMOS	FinFET	●
	FDX	●	●
	Adv Packaging	◍		◍
SiPh	Photonics	●					●
Feature Rich CMOS	22 CMOS		◍
	28 CMOS		●	◍
	40/45 CMOS	◍	●	●	◍
	55-90 CMOS			●
	110-180 CMOS			●		●	●
Power	55 BCDx		●	●
	130 BCDx			●			◍
	150-180 BCDx					●	●
	GaN Power					◍
RF SOI	SWSOI			●		●	●
	Other RFSOI	●		●		●
	SiGe			●		●	●
	GaN RF					◍
(1) Not a wholly owned Fab.
Each site is equipped with thousands of highly sophisticated pieces of manufacturing equipment and tools. We currently have more than 7,000 tools across all of our fabs. Each site has dedicated power, water, gas and chemical distribution systems. Various assets have been pledged to secure borrowings under pledged agreements for the Company. See Note 13. Long-Term Debt to our Annual Consolidated Financial Statements.
The majority of our manufacturing facilities are built on land we own, with the exception of our Malta, New York, and Singapore fabs, which are built on land leased to the Company by the industrial development agencies of their respective regions. Occasionally, we announce plans to expand our global capacity including those discussed elsewhere in this Annual Report on Form 20-F. The anticipated timing and capacity of these proposed expansions or modernizations are always contingent on market demand, the receipt of anticipated funding, whether public or private, achievement of conditions for receipt of certain public funding, and customer commitments for secured supply. See “Item 4. Information on the Company – B. Business Overview—Recent Industry and Market Dynamics—Government Regulations” for a discussion of plans announced relating to Fab 8, and “Item 3. Key Information – D. Risk Factors – Risk Factors – Risks Related to our Business and Industry and Risks Related to Strategic Transactions” for a discussion of plans announced relating to strategic transactions.

ITEM 4A.    UNRESOLVED STAFF COMMENTS
None.
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis together with the consolidated financial statements and the notes to such statements included in this Annual Report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information – D. Risk Factors” or in other parts of this Annual Report on Form 20-F.
A discussion of the changes in our results between the years ended December 31, 2023 and 2024, has been omitted from this Annual Report on Form 20-F for the year ended December 31, 2025. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results” and “Item 5. Operating and Financial Reviews and Prospects – B. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 20, 2025, which is available on the SEC’s website at www.sec.gov and our website at https://gf.com/.
Overview
In 2025, the semiconductor industry began to recover from the cyclical downturn experienced in prior periods. Customers reduced excess inventory levels, resulting in a gradual normalization of demand across most major end markets. In addition, tariffs and geopolitical tensions reinforced the importance of semiconductor supply resilience and flexibility – key characteristics offered by GF’s unique and diverse geographic footprint. Against this backdrop, GF made substantial progress toward its strategic objectives in 2025. Notably, the Company achieved a record number of design wins, reflecting strong customer engagement and confidence in our differentiated technology solutions. We also completed the strategic, complementary acquisitions of AMF, MIPS and Infinilink, which expanded our technology portfolio and enhanced our ability to serve complementary markets.
GlobalFoundries remains one of the world’s leading semiconductor foundries, manufacturing complex ICs that enable billions of electronic devices that are pervasive throughout nearly every sector of the global economy. Our ability to attract a significant share of single-sourced products is supported by our scaled manufacturing footprint and highly differentiated technology offerings. As we look forward, factors influencing our business performance include:
•Global demand for semiconductor products
•Customer demand for diversified global semiconductor supply including non-China and non-Taiwan based suppliers
•Design wins with new and existing customers
•Single-sourced revenue mix
•Technology solutions mix and pricing
•Long-term agreements
•Supply chain
•Shipment utilization
•Government policy and grants, see “Item 4. Information on the Company - Government Regulations.”
Global Demand for Semiconductor Products
The principal source of our revenue is wafer fabrication and sales of finished semiconductor wafers, which accounted for approximately 89% of our net revenue in 2025. The rest of our net revenue was mainly derived from photomask manufacturing, sourcing services, post-fab manufacturing services and earning intellectual property license and royalty fees. Demand for these products is dependent on market conditions in the end markets in which our customers operate, which are generally subject to seasonality, as well as macroeconomic, cyclical and competitive conditions.
Semiconductor Industry Cycle
We believe that semiconductor customers in the end markets we serve reduced some of their excess inventory built up in the prior two years. Inventory dynamics vary by customer and end market, with some pockets of elevated inventory persisting compared to historical averages, particularly in the consumer centric end markets. The industry remained subject to volatility due to uncertainties in global trade policy and the macroeconomic environment. These factors led to incremental caution and uncertainty in the demand outlook, particularly for consumer-centric end markets. The company continues to monitor and adapt to changes in key macro indicators, such as inflation, interest rates, and GDP growth.
The company remains focused on executing its strategic priorities, including but not limited to: 1) deepening customer and ecosystem relationships, 2) achieving operational scale and efficiencies across our manufacturing footprint, 3) pursuing continuous improvement in cost optimization, 4) investing in a diversified and differentiated product portfolio.

Technology Megatrends
Technology megatrends including IoT, physical AI, satellite communications, cloud and next-generation automotive are reshaping the global economy. A significant driver of semiconductor demand has been, and we believe will continue to be, growth in intelligent, connected and AI-enabled edge devices, which are transforming business functions across all sectors. The wide-scale adoption of mobile devices and software solutions has increased expectations for high-speed connectivity, convenience and security in all applications. This is serving as a catalyst for increased semiconductor content in nearly every industry, and we believe that accelerated adoption of technologies such as video conferencing, telemedicine and e-education will serve to drive increased requirements for these technologies going forward.
Additionally, the electrification of automobiles, including autonomous driving applications, are contributing to an increase in semiconductor sensors. Semiconductors are increasingly integral to the performance, safety and comfort of automotive vehicles, and we believe the continued electrification of automobiles will only further accelerate this trend.
Single-sourced Revenue Mix
We manufacture products based on a combination of our own technologies and our customers’ IP, resulting in a significant number of products that can only be sourced from us. Our sales and marketing strategy centers on deepening relationships with top customers and investing in technologies to become their single-source supplier for mission-critical applications. We believe a key measure of our success as a differentiated technology partner to our customers is the mix of our wafer shipment volume attributable to single-sourced business, which represented approximately 63% of wafer shipment volume in 2025. We define single-sourced products as those that we believe can only be manufactured with our technology or cannot be manufactured elsewhere without significant customer redesigns. We believe that single-sourced business will continue to represent a stable percentage of our wafer shipment volume.
Technology Solution Mix and Pricing
Product mix is among the most important factors affecting revenue and margins, as our wafer price varies significantly across technology platforms. The value of a wafer is determined principally by the uniqueness and complexity of the technology, performance characteristics, cost structure, yield and defect density. Devices with richer feature sets, higher performance, better yields and greater system-level integration require more substantial R&D investments and more complex manufacturing expertise and equipment, and thus generally command higher wafer prices.
Demand, pricing and margins for our products depend on the volumes and features of the solutions we deliver. We continually monitor and work to reduce the cost of our products and improve the potential value that our solutions deliver to our customers as we target new win opportunities. While individual product prices may decline, we believe our R&D investments, differentiated product and single-sourced strategy should lead to improvements in pricing mix and overall margins if we compete effectively.
Long-Term Agreements
We derive a portion of our net revenue from sales to customers that purchase large volumes of our products. We have entered into multiple LTAs with leading companies in the industry. Many of these contracts include customer advanced payments and capacity reservation fees in order to secure future supply. As of December 31, 2025, the aggregate remaining revenue commitment reflected by LTAs was approximately $11 billion. These LTAs include binding, multi-year, reciprocal minimum purchase and supply commitments with wafer pricing and associated mechanics outlined for the contract term.
From time to time our wafer revenue consists of restructuring or underutilization payments from customers unable to meet their volume commitments. We continue to collaborate closely with our customers to support their supply needs.
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
Our average shipment utilization rate across our global fabs was 86% and 77% for the years ended December 31, 2025 and 2024, respectively. Factors affecting shipment utilization rates include efficiency in production facilities, complexity and mix of wafer types ordered by customers, including the impact of export controls and other regulatory changes affecting customers and competitors. Our production capacity is determined based on the capacity ratings of the equipment in the fab, adjusted for expected down time due to set up for production runs and maintenance and R&D. In 2025, we operated below our production capacity driven by customer demand and market conditions.
Components of Results of Operations
Net Revenue
We generate the majority of our revenue from volume production and sales of finished semiconductor wafers, which are priced on a per-wafer basis for the applicable design. We also generate non-wafer revenue from rendering non-recurring engineering (“NRE”) services, mask production, process qualification, pre-fabrication services such as bump, test, and packaging, and earning intellectual property licenses and royalties.

Cost of Revenue
Cost of revenue consists primarily of material expenses, depreciation and amortization, employee-related expenses, facility costs and costs of fixed assets, including maintenance and spare parts. Material expenses primarily include the costs of raw wafers, test wafers, photomasks, resists, process gases, process chemicals, other operating supplies and external service costs for wafer manufacturing. Costs related to NRE services are also included within the cost of revenue. As it pertains to inflation, inflationary headwinds and costs brought about by ongoing tariff uncertainties we are facing within our business, we have experienced an increase in costs for materials and energy, and we expect these increases to continue to have an adverse impact on our financial results of operations, while these economic conditions persist.
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
Research and Development
Our R&D efforts are focused on developing highly-differentiated process technologies and solutions. As part of our strategic repositioning, we shifted our R&D efforts to focus on technologies where we can deliver highly-differentiated solutions and discontinued our R&D-intensive single-digit node program. Our R&D expense includes personnel costs, material costs, software license and intellectual property expenses, facility costs, supplies, professional and consulting fees, and depreciation on equipment used in R&D activities. Our development roadmap includes new platform investments, platform features and extensions, and investments in emerging technology capabilities and solutions. We expense R&D costs as incurred. We believe that continued investment in our technology portfolio is important for our future growth and acquisition of new customers. We expect our R&D as a percentage of revenue to grow modestly over time driven by an increased focus on new product technologies.
Selling, General and Administrative (“SG&A”)
SG&A expenses consist primarily of personnel-related costs, including sales commissions to independent sales representatives and professional fees, including the costs of accounting, audit, legal, regulatory and tax compliance. Additionally, costs related to advertising, trade shows, corporate marketing and allocated overhead costs are also included in SG&A expenses. Based on our current business activities we expect our SG&A as a percentage of revenue to be relatively stable over time as expenses grow in line with increased revenue.
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
Other Income (Expense), net
Other income (expense), net consists of one-time gains and losses and other miscellaneous income and expense items unrelated to our core operations, including gains and losses related to hedging activities.
Income Tax Expense
Income tax expense consists primarily of income taxes in certain foreign jurisdictions in which we conduct business, which mainly include Germany, Singapore and U.S. federal and state income taxes.

The following discussion covers items for and a comparison between the years ended December 31, 2025 and 2024.
A.Operating Results
The following table sets forth our consolidated statements of operations data for the periods indicated:

(in millions)	For the year ended December 31,
	2025	2024
Net revenue	$6,791	$6,750
Cost of revenue(1)	5,101	5,099
Gross profit	1,690	1,651
Research and development expenses(1)	518	496
Selling, general and administrative expenses(1)	375	427
Restructuring charges	—	7
Impairment charges	—	935
Operating expenses	893	1,865
Income (loss) from operations	797	(214)
Finance income	159	201
Finance expenses	(93)	(145)
Other income (expense)	48	(12)
Income (loss) before income taxes	911	(170)
Income tax expense	(23)	(92)
Net income (loss)	$888	$(262)
(1)Includes share-based compensation expense as follows:

(in millions)	For the year ended December 31,
	2025	2024

Cost of revenue	$61	$58
Research and development	$42	$31
Selling, general and administrative	$102	$98
Comparison of Years Ended December 31, 2025 and 2024
Net Revenue

(in millions)	Year ended December 31,
	2025	2024	Change	% Change

Net revenue	$6,791	$6,750	$41	0.6%

Net revenue increased by $41 million, or 0.6%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The year-over-year change was driven by higher wafer shipment volumes totaling 2.3 million (300mm equivalent), a 10.4% increase from prior period, and by a 17.9% increase in non-wafer revenue driven by stronger licensing fee revenue and non-recurring engineering services revenue. This was offset by a 10.4% decrease in average selling prices (“ASPs”) primarily attributable to lower pricing from certain customers in specific end markets, as well as lower underutilization payments from customers under long term agreements.

The following table presents the Company’s revenue disaggregated based on end markets for the years ended December 31, 2025, and 2024.

End Markets (in millions):	Year ended December 31,
	2025	2024	Change	% Change
Smart Mobile Devices	$2,678	$3,048	$(370)	(12.1)%
Communications Infrastructure & Data Center	745	577	168	29.1%
Home and Industrial IoT	1,189	1,267	(78)	(6.2)%
Automotive	1,410	1,206	204	16.9%
Non wafer revenue	769	652	117	17.9%
Total	$6,791	$6,750	$41	0.6%
For the year ended December 31, 2025, two of four end markets experienced growth compared to the year ended December 31, 2024. Communications, Infrastructure & Data Center grew 29.1% year-over-year, supported by growth in silicon photonics optical networking and satellite communications. Automotive increased 16.9% year-over-year, driven by continued content expansion, diversification and share gains, supported by growing business associated with the introduction of new products at key customers. Home and Industrial IoT declined 6.2% year over year, primarily due to a reduction of revenue from wafer shipments to certain aerospace and defense (“A&D”) customers with end-of-life products. Smart Mobile Devices decreased by 12.1% year-over-year, primarily due to lower underutilization payments from customers and pricing adjustments where customers are dual sourced. Additionally, non-wafer revenue increased 17.9% year-over-year, driven by strength in license activity and non-recurring engineering services revenue.
Cost of Revenue

(in millions)	Year ended December 31,
	2025	2024	Change	% Change

Cost of revenue	$5,101	$5,099	$2	—%
Gross margin %	24.9%	24.5%		40bps
Cost of revenue remained relatively flat for the year ended December 31, 2025, compared to the year ended December 31, 2024. The year-over-year stability in cost of revenue primarily reflects a 10.4% increase in shipments, offset by reduction in depreciation and amortization due to some of our manufacturing equipment being fully depreciated and to, a lesser extent, the impact of the 2024 impairment of certain long-lived assets.
Gross margin increased to 24.9% for the year ended December 31, 2025 from 24.5% for the year ended December 31, 2024. The increase of 40 basis points was primarily driven by improved factory loading and lower factory spending, partially offset by reduced customer underutilization payments and capacity reservation fees and a decline in ASPs as discussed in the net revenue section above.
Research and Development

(in millions)	Year ended December 31,
	2025	2024	Change	% Change

Research and development expenses	$518	$496	$22	4.4%
As a % of revenue	7.6%	7.3%
Research and development expenses increased by $22 million, or 4.4%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The change was a result of $11 million higher share-based compensation and $22 million higher employee-related expenses due to 28% increased headcount to support R&D efforts partially offset by $12 million lower R&D portfolio investments.

Selling, General and Administrative Expenses

(in millions)	Year ended December 31,
	2025	2024	Change	% Change

Selling, general and administrative expenses	$375	$427	$(52)	(12.2)%
As a % of revenue	5.5%	6.3%
Selling, general and administrative expenses decreased by $52 million, or 12.2%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The change was primarily a result of $59 million higher tool sales gains, $17 million lower withholding tax related to an intercompany loan, and $19 million lower digital transformation expenses due to lower consulting spend, offset by an increase of $21 million employee-related expenses due to 17% increased headcount, increased depreciation and amortization of $12 million, higher stock based compensation of $4 million and a decrease of $3 million advanced manufacturing investment tax (“AMITC”).
Finance income

(in millions)	Year ended December 31,
	2025	2024	Change	% Change

Finance Income	$159	$201	$(42)	(20.9)%
Finance income decreased by $42 million, or 20.9%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The decrease was primarily due to lower interest income generated from lower year-over-year cash balance and a decline in interest rates.
Finance expense

(in millions)	Year ended December 31,
	2025	2024	Change	% Change

Finance (expenses)	$(93)	$(145)	$52	35.9%
Finance expenses decreased by $52 million or 35.9% for the year ended December 31, 2025 compared to the year ended December 31, 2024. The decrease in interest expense was due to lower debt balances as a result of prepayment of the term loan in 2025.
Other Income (expense), net

(in millions)	Year ended December 31,
	2025	2024	Change	% Change

Other income (expense), net	$48	$(12)	$60	*N/M
*N/M - Not meaningful
Other income (expense), net increased by $60 million for the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase was primarily due to a $31 million gain on the remaining equity interest of a joint venture, a nonrecurring gain of $24 million recognized in connection with the liquidation of a manufacturing plant that was not material to the Company’s operations, $16 million increase in gains on equity investments and $7 million of increased interest income related to an AMITC refund. This was partially offset by a $9 million contingency loss and $8 million higher foreign exchange currency losses.
Income tax expense

(in millions)	Year ended December 31,
	2025	2024	Change	% Change

Income tax (expense)	$(23)	$(92)	$69	75.0%
Income tax expense decreased by $69 million, or 75.0%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The decrease is primarily due to $187 million of tax benefit from the recognition of German deferred tax assets that are no longer contingent, offset by $116 million of tax expense related primarily to the revaluation of Singapore deferred tax assets and liabilities and nondeductible expenses.

B.Liquidity and Capital Resources
We have historically financed operations primarily through cash and cash equivalents, marketable securities, as well as cash generated from our business operations, including prepayments under LTAs, debt and government grants. As of December 31, 2025, our cash and cash equivalents and marketable securities balances of $4.0 billion included $1.8 billion of cash and cash equivalents and $2.2 billion of marketable securities. As of December 31, 2024, our cash and cash equivalents and marketable securities of $4.2 billion included $2.2 billion of cash and cash equivalents and $2.0 billion of marketable securities.
As of December 31, 2025 and 2024, respectively, we had an undrawn revolving credit facility of $1.0 billion. In addition to our available revolvers, we had $1.2 billion and $1.8 billion of debt outstanding as of December 31, 2025, and 2024, respectively, which was comprised of multiple term loans and other debt facilities in various currencies. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of payments we receive from customers pursuant to our LTAs and other business arrangements, the timing and extent of spending to support development efforts, the introduction of new and enhanced products and solutions, the continuing market adoption of our platform, and our obligations to repay our indebtedness from time to time. We may from time to time seek to raise additional capital to support our growth. As of December 31, 2025, we believe that our existing cash, cash equivalents, investment in marketable securities, credit under our revolving credit facility, and expected cash generated from operations are sufficient to meet our capital requirements for at least the next 12 months and beyond.
The following table shows a summary of our term loan facilities, other debt facilities, which consists of the loan agreement with Singapore Economic Development Board and our committed undrawn revolvers.

(in millions)	Year ended December 31,
	2025	2024
Term loan facilities	$53	$798
Other debt facilities	$1,098	$1,008
Revolvers and letters of credit	$1,011	$1,012
Government grants are also a source of capital. Those grants are primarily provided in connection with construction and operation of our wafer manufacturing facilities, employment and R&D. For the years ended December 31, 2025 and 2024, we received $315 million and $107 million, respectively, in proceeds from government grants. The grants received in 2025 relate primarily to grant programs in Singapore and U.S.
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
Cash Flows
The following table shows a summary of our cash flows for the periods presented:

(in millions)	Years Ended December 31,
	2025	2024	Change
Cash provided by operating activities	$1,731	$1,722	$9
Cash used in investing activities	(1,274)	(1,125)	(149)
Cash used in financing activities	(845)	(785)	(60)
Effect of exchange rate changes on cash and cash equivalents	5	(7)	12
Net decrease in cash and cash equivalents	$(383)	$(195)	$(188)
Operating Activities
Cash provided by operating activities was $1,731 million for the year ended December 31, 2025, a $9 million increase from the $1,722 million provided by operating activities for the year ended December 31, 2024. The increase reflects higher net income of $1,150 million due to the impact of prior-year impairment charges as well as $81 million of higher inflows from working capital driven by $218 million favorable movement in inventory as a result of inventory builds during 2024. Trade and other payables decreased by $72 million driven by capacity reservation fees offset by timing differences. Unfavorable movement in receivables and prepayments of $209 million was also largely attributable to reduced capacity reservation fees. Cash paid or received for interest and taxes increased $51 million driven by $59 million decrease of interest paid due to lower debt balances and $12 million decrease in taxes paid offset by $20 million lower interest received as a result of lower cash balances and interest rates. The favorable changes were offset by lower non cash adjustments of $1,273 million primarily due to the impact of prior-period impairment charges of $935 million and reduced depreciation and amortization of

$254 million driven by some manufacturing equipment being fully depreciated in 2025 and to a lesser extent, the impact of the 2024 impairment of certain long-lived assets.
Investing Activities
Cash used in investing activities was $1.3 billion for the year ended December 31, 2025, compared to cash used in investing activities of $1.1 billion for the year ended December 31, 2024, reflecting a $149 million increase. The year-over-year change was primarily attributable to a $613 million increase in cash paid for acquisitions, $97 million higher purchases of property, plant and equipment and intangible assets and a $59 million increase in purchases of equity securities. These changes were offset by a $258 million decrease in purchases of marketable securities, $138 million increase in proceeds from government grants, $114 million increase in proceeds from the sales of property, plant and equipment, primarily related to tool sales, and $110 million higher proceeds from the sales and maturities of marketable securities.
Financing Activities
Cash used in financing activities was $845 million for the year ended December 31, 2025, compared to cash used in financing activities of $785 million for the year ended December 31, 2024, reflecting a $60 million increase. The year-over-year increase was due to higher repayments of debt and finance lease obligations of $223 million, a $28 million decrease in proceeds from issuance of equity instruments, net of taxes paid, and $11 million decrease in net proceeds from borrowings. These were offset by the purchase of treasury stock for $200 million in 2024.
Contractual Obligations
As of December 31, 2025, we had $800 million of purchase commitments related to contracts for capital expenditures. Of the total balance, $619 million is due within the next 12 months as of December 31, 2025. See Note 30. Commitments and Contingencies to our Annual Consolidated Financial Statements for additional details.
C.Research and Development, Patents and Licenses
Refer to “Item 4. Information on the Company” for discussion on our research and development and intellectual property.
D.Trend Information
Please refer to “Item 5. Operating and Financial Reviews and Prospects – Executive Overview and Other Recent Events” for a discussion of material recent trends in our production, sales, costs and selling prices, and other known trends, uncertainties, demands, or other events that we believe are reasonably likely to have a material effect on our operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.
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
Safe Harbor
See “Cautionary Statement Regarding Forward-Looking Information.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth information for our executive officers and directors as of the date of this Annual Report:

Name	Age	Title
Executive Officers
Tim Breen	48	Chief Executive Officer, Board Director
Sam Franklin(1)	40	Chief Financial Officer
Niels Anderskouv(2)	56	President and Chief Operating Officer
Saam Azar	49	Chief Legal Officer
Michael Hogan	61	Chief Business Officer
Pradheepa Raman	45	Chief People Officer
Pradip Singh	50	Chief Manufacturing Officer
Samuel Vicari	52	Chief Customer Officer

Board of Directors
Dr. Thomas Caulfield	66	Executive Chairman
Tim Breen	48	Chief Executive Officer, Board Director
Marc Antaki	48	Board Director
Glenda Dorchak	71	Board Director, Chair of Nominating and Governance Committee
Martin L. Edelman	84	Board Director
Samer Halawa	52	Board Director
David Kerko	52	Lead Independent Director, Chair of People and Compensation Committee
Camilla Languille	42	Board Director
Jack Lazar	60	Board Director, Chair of Audit, Risk and Compliance Committee
Ganesh Moorthy	66	Board Director
Elissa E. Murphy	57	Board Director
Carlos Obeid	61	Board Director
Dr. Bobby Yerramilli-Rao	59	Board Director, Chair of Strategy and Investment Committee
(1)    Sam Franklin was appointed Interim Chief Financial Officer, effective as of October 27, 2025, and later as Chief Financial Officer, effective as of December 10, 2025. Mr. Franklin succeeded John Hollister, the former Chief Financial Officer, who departed from the Company effective as of October 27, 2025.
(2)    Niels Anderskouv announced his intent to resign as President and Chief Operating Officer of the Company, effective as of March 2, 2026. The responsibilities of President and Chief Operating Officer will be assumed by Mr. Breen and other members of the executive leadership team.
Executive Officers
Tim Breen is the Chief Executive Officer (“CEO”) of GF, a position he has held since April 2025. He was elected to the Board of Directors in January 2018. Prior to becoming CEO, Mr. Breen served as GF’s Chief Operating Officer (“COO”), overseeing GF’s global operations, including the manufacturing, quality, supply chain and digital transformation teams. Prior to becoming COO, he served as senior advisor to the CEO with a focus on supporting GF’s business, supply chain and digital transformations. Starting in 2018, he supported the Company in various executive roles including leading strategy, business transformation and finance. From 2010 to 2024, Mr. Breen served as a member of the senior leadership team of GF’s founding shareholder, Mubadala Investment Company. He also serves as Chairman of the board of directors of NOVA Chemicals. Prior to joining Mubadala, Mr. Breen was a Partner with McKinsey in Abu Dhabi. He holds a Master of Business Administration degree from London Business School.
Sam Franklin is Chief Financial Officer (“CFO”) of GF, a position he has held since December 2025, after serving in the role on an interim basis from October 2025 to December 2025. As CFO, he is responsible for the company’s financial operations and strategy, global supply chain and corporate development, as well as GF’s engagement with the global investment community. Since joining GF in 2022, Mr. Franklin has leveraged almost 20 years of experience in investment management and banking to drive financial performance and strategic growth. Previously, Mr. Franklin held the roles of Senior Vice President of Business Finance and Operations, and prior to that Vice President of Capital Markets, Treasury and Investor Relations, leading GF’s initiatives across the equity and debt markets and managing funding, risk and liquidity. Prior to joining GF, Mr. Franklin held senior finance roles at Mubadala Investment Company, MUFG Bank and Barclays. Mr. Franklin

holds a Law degree from Durham University in England and is an accredited Fellow Chartered Management Accountant and Corporate Treasurer.
Niels Anderskouv is President and Chief Operating Officer (“COO”) of GF, a position he has held since April 2025. In February 11, 2026, Mr. Anderskouv announced his intent to resign his office at GF effective March 2, 2026. In his role he oversees GF’s strategy and global operations, including the manufacturing and digital transformation teams. Mr. Anderskouv brings more than 25 years of experience spanning engineering, executive management and global leadership in the semiconductor industry. From May 2023 until April 2025, Mr. Anderskouv served as Chief Business Officer (“CBO”), responsible for leading GF’s product and technology roadmap, business and commercial strategy, marketing and communications as well as its go-to-market execution. Prior to that, from 2017 to 2021, Mr. Anderskouv served as Senior Vice President and Executive Officer at Texas Instruments, where he was responsible for the company’s multi-billion-dollar Analog Power business. He offers deep expertise in power management, analog and mixed-signal technologies and has a track record of driving and delivering financial performance. Mr. Anderskouv has been the Chairman of the board of directors of KeepIt since 2017. Mr. Anderskouv earned a Master of Science degree in Electrical Engineering from the Technical University of Denmark (DTU) in Copenhagen.
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
Michael Hogan is the Chief Business Officer of GF, a position to which he was appointed in April 2025, where he leads the strategy, development and execution of the Company’s essential technology solutions, roadmaps and R&D across all product lines. From 2019 to 2025, Mr. Hogan held various executive roles within GF, most recently serving as Chief Business Unit Officer from 2023 to 2025. Mr. Hogan has more than 35 years of experience in the semiconductor industry. Prior to joining GF, Mr. Hogan was Senior Vice President and General Manager of IoT Compute and Wireless at Cypress Semiconductor. Previously, he held a variety of business line management and strategy roles at Broadcom/Avago across an array of wireless technologies, from Wi-Fi to cellular, prior to co-founding the IoT business that was subsequently divested to Cypress Semiconductor in 2016. Prior to that, he was CEO of PulseCore Semiconductor and Sirific Wireless. Mr. Hogan was the founding General Manager of the Wi-Fi business at Texas Instruments, where he held a variety of sales and business unit general manager roles during his 16-year tenure. Mr. Hogan holds a Bachelor’s degree in Electrical Engineering from Syracuse University.
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
Pradip Singh is the Chief Manufacturing Officer at GF, a position to which he was appointed in 2024. He is responsible for GF’s global manufacturing operations, quality and supply chain. Mr. Singh joined GF in 2009 and has more than 25 years of foundry industry experience with a proven track record in manufacturing operations and technology transfer. Mr. Singh’s career spans manufacturing, management and operational leadership in various countries across GF’s global network. Prior to his current role, Mr. Singh was senior vice president and general manager of Global Competitive Manufacturing and U.S. Fab Operations at GF, supporting New York and Vermont Fab operations to accelerate performance and drive greater regional collaboration and synergies across the sites as well as managing the Global Competitive Manufacturing team that drives the adoptions of best practices across all GF fab sites. Prior to that, Mr. Singh was vice president and general manager of GF’s 200mm radio frequency (RF) manufacturing operations in Essex Junction, Vermont. He also previously served as senior director of manufacturing operations at the company’s 300mm semiconductor facility in Malta, New York, and held leadership roles at GF’s manufacturing facility in Dresden, Germany. Mr. Singh began his career with Chartered Semiconductor where he held positions of increasing responsibility in many of the company’s Singapore fabs. Mr. Singh holds a Bachelor of Engineering in Electrical and Electronics Engineering from Nanyang Technological University in Singapore.
Samuel Vicari is the Chief Customer Officer (CCO) at GF, a position he was appointed to in 2024. He is responsible for the end-to-end customer journey across business development, customer technical delivery and management of strategic partnerships and end markets. Mr. Vicari brings almost three decades of experience in semiconductor sales with expertise in global business development, building lasting relationships with customers and with a proven track record of delivering top-line growth and market share gains in the fast-paced technology sector. Prior to joining GF, Mr. Vicari served as President of

Texas Instruments Japan where he led the operations there for about five years. Previously, he held a variety of sales management positions across TI’s EMEA region. Mr. Vicari holds a Master’s degree in Business Administration from the Bocconi University in Milan, Italy.
Board of Directors
Dr. Thomas Caulfield is the Executive Chairman of GF, a position he has held since April 2025. He was elected to the Board of Directors in March 2018 and was President and CEO of GF from 2018 to April 2025. Dr. Caulfield joined the Company in May 2014 as Senior Vice President and General Manager of the Company’s Fab 8 semiconductor wafer manufacturing facility in Malta, New York, where he led operations, process development, and the expansion and ramp-up of semiconductor manufacturing production. Dr. Caulfield has an extensive career spanning engineering, executive management and global operational leadership with leading technology companies. Prior to joining GF, Dr. Caulfield served as President and Chief Operations Officer at Soraa from May 2012 to May 2014, a leading developer of GaN on GaNTM (gallium nitride on gallium nitride) solid-state lighting technology. Before Soraa, Dr. Caulfield served as President and COO of Ausra from 2009 to 2010, a leading provider of large-scale concentrated solar power solutions for electrical power generation and industrial steam production. Prior to leading at Ausra, Dr. Caulfield served as Executive Vice President of Sales, Marketing and Customer Service at Novellus Systems, Inc. Before that, Dr. Caulfield spent 17 years at IBM in a variety of senior leadership roles, ultimately serving as Vice President of 300mm semiconductor operations for IBM’s Microelectronics division, leading its wafer fabrication and R&D operations in East Fishkill, New York. He has served as a member of the board of directors of Sandisk Corporation since February 2025 (following Sandisk’s spinoff from Western Digital) and was a Trustee for Union College from 2018 to 2024. Previously, he served as a board member of Western Digital Corporation from 2021 to February 2025. Dr. Caulfield earned a Bachelor of Science in Physics from St. Lawrence University before entering Columbia University’s Fu Foundation School of Engineering and Applied Science, where he earned both his Bachelor and Master of Science in Materials Science and Engineering as well as a Doctorate in Materials Science and Engineering. Dr. Caulfield was also a postdoctoral fellow at Columbia’s Engineering Center for Strategic Materials.
Tim Breen is the CEO of GF and was elected to the Board of Directors in January 2018. Please see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management—Executive Officers” for a description of Mr. Breen’s business experience.
Marc Antaki was elected to the Board of Directors in April 2025. Mr. Antaki is currently the Deputy Chief Strategy and Risk Officer at Mubadala Investment Company, a role he has held since May 2024. With more than two decades of experience in various industries and global markets, he plays a pivotal role in shaping and advancing Mubadala’s long-term investment strategies and corporate development. Mr. Antaki leads the Strategy unit, which is responsible for macro and thematic research, portfolio strategy and asset allocation, and enterprise strategy. He also oversees the Enterprise Risk Management unit, ensuring robust frameworks are in place to identify, assess, and manage risk across the organization. From 2017 to 2024, Mr. Antaki served as Head of Portfolio Strategy, where he led the development of firm-wide allocation strategies, integrating macroeconomic insights with portfolio-level decision-making, as well as the design and implementation of large-scale corporate transformations. He joined the Portfolio Strategy unit in 2012, following his initial role in Mubadala in 2008, where he led investment and asset management in the logistics and transportation sector—defining strategies and managing key investments in that space. He holds a Master’s degree in Manufacturing Management from McGill University. Mr. Antaki is an independent, non-executive director pursuant to applicable Nasdaq rules.
Glenda Dorchak was elected to the Board of Directors in June 2019. Ms. Dorchak spent over thirty years in operational leadership roles in the technology industry, most recently as Executive Vice President and General Manager of Global Business with Spansion, Inc., a flash memory manufacturer. She started her career with 20 years at IBM where she held a range of operating roles including General Manager PC Direct. She later moved to e-retailer Value America where she was part of the IPO team eventually becoming Chairman and Chief Executive Officer. Ms. Dorchak subsequently joined Intel Corp. as Vice President and COO of Intel Communications Group, then went on to serve as Vice President and General Manager, Broadband Products Group and later, Vice President and General Manager, Consumer Electronics Group. After Intel, Ms. Dorchak was Chairperson and Chief Executive Officer of Intrinsyc Software and Vice Chairman and Chief Executive Officer of VirtualLogix. Ms. Dorchak currently does advisory and board work and serves as a member of the board of directors at Cerebras Systems, a private company. Ms. Dorchak has been nominated to serve on the board of directors of Xanadu Quantum Technologies Limited, subject to and effective upon the closing of the business combination of Crane Harbor Acquisition Corp. and Xanadu Quantum Technologies Inc., which is expected to occur in March 2026. Previously, she served as a member of the board of directors of ANSYS, Inc. from 2018 to 2025, Wolfspeed Inc. from 2020 to 2025, Mellanox Technologies from 2009 to 2020, Viavi Solutions from 2019 to 2021 and Quantenna Communications from 2018 to 2019. Ms. Dorchak is an independent, non-executive director pursuant to applicable Nasdaq rules.
Martin L. Edelman was elected to the Board of Directors in February 2017. Mr. Edelman has served as General Counsel of G42, an artificial intelligence development company based in Abu Dhabi, since 2020 and as Of Counsel of Paul Hastings LLP since 2000. He is an advisor to Mubadala and is a partner at Fisher Brothers, a real estate partnership. Mr. Edelman has served as Executive Chairman at Manchester Life since 2012. He is also a director of Equity Commonwealth (in liquidation), Aldar REIT and several private companies affiliated with G42, Fisher Brothers and City Football Group. In addition, Mr. Edelman serves on the boards of various nongovernmental organizations. He has more than 50 years of experience and concentrates his practice on real estate, technology, corporate mergers and international transactions. Mr.

Edelman holds a Bachelor of Arts degree from Princeton University and a law degree from Columbia Law School. Mr. Edelman is an independent, non-executive director pursuant to applicable Nasdaq rules.
Samer Halawa was elected to the Board of Directors in February 2026. Mr. Halawa has served as Chief Legal Officer of Mubadala Investment Company since 2002, where he oversees the company’s global legal, governance, tax and regulatory affairs. He also serves as board Secretary at Mubadala Investment Company. Before joining Mubadala, Mr. Halawa led the Corporate and Commercial Law practice at Habib Al Mulla & Co. in Dubai. In that role, he advised on a broad range of international and domestic corporate and commercial matters, with a particular focus on cross‑border mergers and acquisitions. Mr. Halawa sits on the boards of Mubadala Capital and the Abu Dhabi Investment Council. He holds a law degree from the Faculty of Law at Jordan University and is a member of the Jordanian Bar Association. Mr. Halawa is an independent, non-executive director pursuant to applicable Nasdaq rules.
David Kerko was elected to the Board of Directors in January 2018. Mr. Kerko has served as Head of North America Private Equity at Elliott Investment Management L.P. since 2021. Prior to joining Elliott, Mr. Kerko was an advisor, member and co-head of the Technology Group at Kohlberg Kravis Roberts & Co. Inc. (“KKR”). Prior to joining KKR, he worked for Gleacher NatWest Inc. on mergers and acquisition transactions and financing. Mr. Kerko is currently a member of the Board of directors of Cubic Corporation, Nielsen and Cloud Software Group. Mr. Kerko holds a Bachelor of Science degree and a Bachelor of Science in Engineering degree, summa cum laude, from the University of Pennsylvania. Mr. Kerko is an independent, non-executive director pursuant to applicable Nasdaq rules and serves as Lead Independent Director.
Camilla Languille was elected to the Board of Directors in September 2024. Ms. Languille is currently co-Chief Executive Officer of Mubadala Investment Company’s Private Equity platform, which executes global direct investments in buyout and growth equity and actively manages a portfolio targeting growth-oriented companies across a range of sectors, including healthcare, consumer, technology, financial services, industrial and business services, and energy and sustainability. Prior to that, she served as Mubadala Investment Company’s Head of Healthcare from 2018 to 2024, where she was responsible for executing investments in several healthcare companies and built a global investments team, and as Senior Vice President, Technology of Mubadala Investment Company from 2016 to 2018, where she was responsible for managing its semiconductor portfolio. Prior to joining Mubadala, Ms. Languille previously worked in M&A for Daiwa Capital and Société Générale based in Paris, as well as in investments for Virgin Group in London, where she managed the Special Situations portfolio and helped to launch Virgin Healthcare. She began her career in Healthcare M&A for JPMorgan in New York and London. Ms. Languille also currently serves as a member of the board of directors of the Abu Dhabi Investment Council, Evotec SE and Nord Anglia Education. Ms. Languille holds a Bachelor's degree in Economics and Political Science from Columbia University. Ms. Languille is an independent, non-executive director pursuant to applicable Nasdaq rules.
Jack Lazar was elected to the Board of Directors in July 2021. Mr. Lazar is currently the CEO of Razal Ventures. He has spent over thirty years in operational and finance leadership roles at technology companies across multiple industries, most recently as Chief Financial Officer of GoPro, Inc., which he helped to take public in 2014. Prior to GoPro, Mr. Lazar served as Senior Vice President of Corporate Development and General Manager of Qualcomm Atheros, Inc. From 2003 until the time in which it was acquired by Qualcomm in 2011, he served in a variety of leadership roles at Atheros Communications, Inc., most recently as Chief Financial Officer and Senior Vice President of Corporate Development. In 2004, Mr. Lazar was part of the team that took Atheros public. He also served in leadership roles at NetRatings, Apptitude, and Electronics for Imaging, Inc. Mr. Lazar currently serves as a member of the board of directors of several publicly traded companies including Astera Labs, Box, and Resideo Technologies. Previously, he served as a member of the board of directors of Silicon Labs from 2013 to 2022, Mellanox Technologies from 2018 to 2020 and Quantenna Communications from 2016 to 2019. Mr. Lazar holds a Bachelor of Science in Commerce degree with an emphasis in Accounting from Santa Clara University and is a certified public accountant (inactive). Mr. Lazar is an independent, non-executive director pursuant to applicable Nasdaq rules.
Ganesh Moorthy was elected to the Board of Directors in January 2026. Mr. Moorthy served as CEO, president and board member at Microchip Technology until his retirement in November 2024. He was appointed president and CEO in March 2021 and joined Microchip’s Board of Directors in January 2021. Mr. Moorthy joined Microchip in 2001 holding various roles of increasing responsibility, including senior leadership roles such as executive vice president, COO beginning in 2009 and president beginning in 2016. Earlier in his career, Mr. Moorthy spent 19 years at Intel in engineering and executive leadership positions. Mr. Moorthy currently serves as Chair of the Board of Ralliant, a global precision technologies company. He also serves on the boards of Celanese, SiTime, and Ayar Labs, and previously served for more than a decade on the board of Rogers. He holds a Master of Business Administration degree in Marketing from National University in Sacramento, a Bachelor of Science in Electrical Engineering from the University of Washington and a Bachelor of Science in Physics from the University of Bombay.
Elissa Murphy was elected to the Board of Directors in September 2021. Ms. Murphy is a former Senior Vice President at Cisco Systems, Inc., serving from 2023 to 2025. Prior to Cisco, she served as a Vice President of Engineering at Google, Inc. from 2016 to 2023. Before Google, she was the Chief Technology Officer and Executive Vice President of Cloud Platforms at GoDaddy from 2013 to 2016. Ms. Murphy previously served as Vice President of Engineering at Yahoo! from late 2010 to 2013, where she oversaw the world’s largest private Hadoop cluster, a technology essential to massive-scale computing that is the basis of big data today. Prior to her time at Yahoo!, Ms. Murphy spent 13 years at Microsoft in various engineering positions including part of the original team responsible for Microsoft’s shift to the cloud, which led to the creation of Azure, and as a member of the High Performance Computing team. Ms. Murphy began her technology career designing and building many of the best-selling computer security and system utilities with 5th Generation Systems, Quarterdeck and the Norton Group, a division at Symantec responsible for Norton Antivirus and other Norton products. Previously, Ms. Murphy served on the board of directors of Inphi from 2015 to 2021. Ms. Murphy brings expertise in global-scale platforms, AI/ML, big data, distributed systems, and security. Ms. Murphy is an independent, non-executive director pursuant to applicable Nasdaq rules.
Carlos Obeid was elected to the Board of Directors in January 2012. Mr. Obeid is currently the Chief Financial Officer of Mubadala Investment Company, a position he has held since 2004, with oversight of its commercial functions including treasury, investor relations, financial planning, business performance, financial governance and reporting. Before joining Mubadala, Mr. Obeid worked with the United Arab Emirates Offset Program Bureau where he led a wide range of initiatives including privatization, utilities and financial services. He is a member of the board of directors of Mubadala Capital LLC, Abu Dhabi Commercial Bank PJSC and Abu Dhabi Investment Council. Mr. Obeid holds a Bachelor of Science in Electrical Engineering degree from American University of Beirut, Lebanon, and a Master of Business Administration degree from INSEAD in Fontainebleau, France. Mr. Obeid is an independent, non-executive director pursuant to applicable Nasdaq rules.
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
For information on the role of the Shareholder’s Agreement and the Memorandum and Articles of Association in leadership selection, see “Item 6. Directors, Senior Management and Employees – C. Board Practices – Composition of our Board of Directors.”
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
Variable Incentive Programs
In 2025, the variable pay elements of our executive officers’ compensation consisted of an annual incentive program (“AIP”) and awards of performance stock units (“PSUs”) and restricted stock units (“RSUs”) under our 2021 Equity Compensation Plan.
Aggregate Compensation
For the year ended December 31, 2025, the aggregate compensation paid by us and our subsidiaries for our directors and executive officers for services in all capacities to us and our subsidiaries was $68.2 million which includes both benefits paid in kind and compensation, as well as grants of, in the aggregate, 0.7 million RSUs and 0.7 million PSUs, pursuant to the terms and conditions of our 2021 Equity Compensation Plan. RSUs and PSUs vest as set forth in “2021 Equity Compensation Plan” below.
Of the amounts above, for the year ended December 31, 2025, $0.2 million was set aside or accrued by us or our subsidiaries to provide defined contribution retirement benefits or similar benefits to our directors and executive officers.
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
In 2025, our executive officers’ awards under the AIP were determined as follows:
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
Long-term Incentive Programs
Our GlobalFoundries 2018 Share Incentive Plan (the “2018 Plan”) and the GlobalFoundries 2021 Equity Compensation Plan (the “2021 Plan”), which together make up our long-term incentive plans (“Long-Term Incentive Plans”) enable our executives and other high performing and high potential participants to share in the value creation of the Company as we execute our business plan and deliver returns to our shareholders. Our Long-Term Incentive Plans are administered by the People and Compensation Committee, which was delegated authority to administer these plans by our Board of Directors.
Our Long-term Incentive Plans consist of non-qualified share options, RSUs and PSUs for eligible participants.
In 2025, our executive officers received a combination of PSU and RSU awards as follows:
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
Under the 2018 Plan, as of December 31, 2025, there are 0.3 million options to buy ordinary shares and 0 RSU awards to our employees outstanding. As of December 31, 2025, we do not expect to issue any new awards under the 2018 Plan.
In addition, under the 2018 Plan there are 3.6 million ordinary shares that remain available for grant. No awards may be granted under the 2018 Equity Plan after our Board of Directors terminates the 2018 Equity Plan or ten years from its effective date, whichever is earlier.
2021 Plan
In connection with our IPO, our Board of Directors adopted, and Mubadala approved, the 2021 Plan. The 2021 Plan provides for the issuance of incentive share options, non-qualified share options, share awards, share units, share appreciation rights, and other share-based awards.
In 2025, the Company granted RSUs and PSUs under the 2021 Plan. The RSUs have a time-based vesting requirement, which provides that the RSUs will generally vest in three annual installments, with 33.33% vesting on each anniversary of the vesting commencement date subject to the employee’s continued employment with the Company. The Company may make awards with different vesting conditions to help the Company achieve its talent strategy. The PSUs vest subject to achievement of performance targets based on revenue and adjusted free cash flow as a percentage of revenue and absolute TSR, over a 3-year performance period with targets set for each year annually, subject to the grantee remaining employed by the Company through the end of the applicable performance period. Final payout is based on the performance scores over the 3-year performance period.
As of December 31, 2025, there are 8.7 million RSUs and 3.0 million PSUs outstanding under the 2021 Plan. In addition, as of December 31, 2025, there are 12.0 million ordinary shares that remain available for grant under the 2021 Plan.
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
As of December 31, 2025, the Company has issued 2.6 million shares under this plan reflecting employees’ contribution and the 20% Company match.
C.Board Practices
Composition of our Board of Directors
Our Board of Directors currently consists of thirteen members, all of whom were elected pursuant to our Memorandum and Articles of Association. The Board is divided into three classes designated as Class I, Class II and Class III, with the members of each class each serving staggered, three-year terms. The terms of our Class I directors will expire at the 2028 annual general meeting of shareholders; the terms of our Class II directors will expire at the 2026 annual meeting of shareholders; and the terms of our Class III directors will expire at the 2027 annual meeting of shareholders. At the expiration of the respective terms of the Class I, Class II and Class III directors, new Class I, Class II and Class III directors will be elected to serve for a full term of the three years respectively.
Dr. Thomas Caulfield, Camilla Languille, Tim Breen and Glenda Dorchak serve as Class I directors (with terms expiring in 2028). Martin L. Edelman, David Kerko, Jack Lazar and Carlos Obeid serve as Class II directors (with terms expiring in

2026). Marc Antaki, Samer Halawa, Ganesh Moorthy, Elissa E. Murphy and Dr. Bobby Yerramilli-Rao serve as Class III directors (with terms expiring in 2027).
In selecting Board members, our Nominating and Governance Committee and Board of Directors consider a broad range of factors relating to the qualifications and background of nominees. Our Nominating and Governance Committee’s and Board of Directors’ priority in selecting Board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among Board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Under a shareholder’s agreement entered into with Mubadala through two of its subsidiaries holding our ordinary shares, Mubadala Technology Investment Company (“MTIC”) and MTI International Investment Company LLC (“MTIIIC”) (the “Shareholder’s Agreement”) prior to the consummation of our IPO in 2021, we agreed to nominate for election to our Board of Directors a certain number of designees selected by Mubadala. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Mubadala – Shareholder’s Agreement.”
There is no Cayman Islands law requirement that a director must hold office for a certain term and stand for re-election unless the resolutions appointing the director impose a term on the appointment. We do not have any age limit requirements relating to our director’s term of office.
The Shareholder’s Agreement provides that, for so long as MTIC, MTIIIC and certain of their affiliates (the “Mubadala Entities”), in the aggregate, beneficially own 50% or more of the ordinary shares held by the Mubadala Entities upon consummation of our IPO, MTIC will be entitled to nominate a number of designees (the “Mubadala Designees”) to our Board of Directors representing a majority of our directors. MTIC has designated the following directors as Mubadala Designees as of the date of this Annual Report: Marc Antaki, Martin L. Edelman, Samer Halawa, Camilla Languille, and Carlos Obeid. By making such designation, MTIC retains the right to appoint any additional Mubadala Designees in accordance with the Shareholder’s Agreement and the Memorandum and Articles of Association.
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
The Board met eight times in 2025. From the time each director became a member of the Board, attendance or participation at Board meetings in 2025 was 97%.
Board Committees
Our Board of Directors has established an Audit Committee, a People and Compensation Committee, a Strategy and Investment Committee (formerly the Strategy and Technology Committee) and a Nominating and Governance Committee, each of which operates pursuant to a separate charter adopted by our Board of Directors.
Audit, Risk and Compliance Committee
Jack Lazar, Glenda Dorchak, Ganesh Moorthy and Elissa E. Murphy currently serve on the Audit Committee, which is chaired by Mr. Lazar. Our Board of Directors has determined that each member of the Committee is “independent” for Audit Committee purposes as that term is defined in the rules of the SEC and the applicable rules of Nasdaq. The Audit Committee’s responsibilities include:

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
The Audit Committee met 10 times in 2025. From the time each director became a member of the committee, attendance or participation at Audit Committee meetings in 2025 was 93%.
People and Compensation Committee
David Kerko, Marc Antaki, Elissa Murphy and Ganesh Moorthy currently serve on the People and Compensation Committee, which is chaired by Mr. Kerko. The People and Compensation Committee’s responsibilities include:
•establishing and reviewing the goals and objectives of our executive compensation plans and Compensation Recoupment Policy;
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
The People and Compensation Committee met five times in 2025. Ms. Languille resigned from the People and Compensation Committee. Mr. Antaki was elected to the People and Compensation Committee effective. From the time each director became a member of the committee, attendance or participation at People and Compensation Committee meetings in 2025 was 100%.
Strategy and Investment Committee
Dr. Bobby Yerramilli-Rao, Tim Breen, Dr. Thomas Caulfield, Samer Halawa, David Kerko, and Camilla Languille, currently serve on the Strategy and Investment Committee, which is chaired by Dr. Yerramilli-Rao. The Strategy and Investment Committee’s responsibilities include:
•assisting our Board of Directors in its oversight responsibilities relating to matters of strategy, mergers and acquisitions and non-traditional investment;

•providing guidance to our Board of Directors on long-range strategy and business plans;
•reviewing with management the Company’s acquisition, divestiture and investment strategies; and
•assisting the Board of Directors in reviewing significant acquisitions, divestitures, investments, joint ventures, partnerships, and other strategic agreements.
The Strategy and Investment Committee (then known as the Strategy and Technology Committee) met four times in 2025. From the time each director became a member of the committee, attendance or participation at Strategy and Technology Committee meetings in 2025 was 95%.
Nominating and Governance Committee
Glenda Dorchak, Dr. Thomas Caulfield, Martin L. Edelman, and Camilla Languille currently serve on the Nominating and Governance Committee, which is chaired by Ms. Dorchak. The Nominating and Governance Committee’s responsibilities include:
•assisting our Board of Directors in identifying prospective director nominees and recommending nominees for election by the shareholders or appointment by our Board of Directors;
•reviewing and assessing the adequacy of our corporate governance guidelines and recommending proposed changes to our Board of Directors; and
•overseeing the evaluation of our Board of Directors and succession planning for the CEO role.
The Nominating and Governance Committee met four times in 2025. From the time each director became a member of the committee, attendance or participation at Nominating and Governance Committee meetings in 2025 was 100%.
D.Employees
We have a highly skilled employee base and as of December 31, 2025, we employed approximately 14,000 employees primarily located at our manufacturing sites. As of December 31, 2025, approximately 34% of our employees were located in North America, approximately 22% in EMEA, and approximately 42% in APAC. We also engage temporary employees and consultants. Overall, we believe we have good relations with our employees. As of December 31, 2025, approximately 70% of our employees were engineers or technicians.
E.Share Ownership
Refer to “Item 7. Major Shareholders and Related Party Transactions” below for information on share ownership.
See “Item 6. Directors, Senior Management and Employees – B. Compensation” for information on our arrangements for involving employees in the capital of the Company.
F.     Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of December 31, 2025 for (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of ordinary shares and (ii) all of our directors and executive officers as a group. Our majority shareholder, Mubadala, does not have different voting rights from those of other shareholders. As discussed below, prior to the consummation of our IPO in 2021, we entered into a Shareholder’s Agreement with Mubadala through two of its subsidiaries.

Name of Beneficial Owner	Number of Ordinary Shares Owned	Percentage of Ordinary Shares Owned
Mubadala	450,387,613	81.0%
FMR LLC(1)	55,462,583	10.0%
Directors and named executive officers:
Dr. Thomas Caulfield	*	*
Tim Breen	*	*
Sam Franklin	*	*
Niels Anderskouv	*	*
Saam Azar	*	*
Michael Hogan	*	*
Pradheepa Raman	*	*
Pradip Singh	*	*
Samuel Vicari	*	*
Marc Antaki	*	*
Glenda Dorchak	*	*
Martin L. Edelman	*	*
Samer Halawa	*	*
David Kerko	*	*
Camilla Languille	*	*
Jack Lazar	*	*
Ganesh Moorthy	*	*
Elissa E. Murphy	*	*
Carlos Obeid	*	*
Bobby Yerramilli-Rao	*	*
*    Represents beneficial ownership of less than 1% of our issued and outstanding ordinary shares.
(1)    According to report on Schedule 13G, Amendment No. 3, filed with the SEC on February 5, 2026, by FMR LLC, on behalf of itself and Abigail P. Johnson.

B. Related Party Transactions
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
The Company entered into a Consulting Services Agreement, dated January 1, 2024, with Mamoura Holdings (US) LLC (“Mamoura”), an affiliate of Mubadala, (as amended as of January 28, 2025, the “Consulting Services Agreement”). Under the terms of the Consulting Services Agreement, Mamoura, itself or through affiliates, will provide services including strategic planning and execution support, operational process optimization, talent acquisition and management, supply chain and logistics optimization, cost efficiency improvement support, and analysis of M&A and corporate development opportunities. The Company incurred expenses of $1 million for such services in 2025 and the Consulting Services Agreement was terminated in May 2025. For further discussion of related party transactions with Mubadala, see Note 28. Related Party Disclosures.

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
SMP
Silicon Manufacturing Partners Pte Ltd. (“SMP”) was a joint venture between Avago Technologies International Sales Pte. Limited (“Avago Singapore”) and GLOBALFOUNDRIES Singapore Pte. Ltd. (“GlobalFoundries Singapore”). During 2022, Avago Singapore acquired 51% of the shares in the share capital of SMP from LSI Technology (Singapore) Pte. Ltd. (“LSI”) and the rights and obligations of LSI under the existing Joint Venture Agreement were novated to Avago Singapore. As of December 31, 2024, we held a 49% interest in SMP and managed all aspects of its manufacturing operations. On January 2, 2025, GlobalFoundries Singapore acquired the remaining 51% of the shares in the share capital of SMP from Avago Singapore, thereby making SMP a wholly-owned subsidiary of GlobalFoundries Singapore.
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
Dividends and Dividend Policy
We have not historically paid dividends on our ordinary shares, and while we may consider doing so in the future, we cannot assure you that we will ever pay cash dividends. We do not have a current plan to declare or pay cash dividends on our ordinary shares. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, covenants in the agreements governing our current and future indebtedness, other contractual restrictions, industry trends and any other factors or considerations our Board of Directors may regard as relevant.

Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or distributable reserves, including our share premium account, and provided further that a dividend may not be paid if this would result in us being unable to pay our debts as they fall due in the ordinary course of business.
For additional information, see “Item 3. Key Information – D. Risk Factors – Risk Factors – Risks Related to our Ordinary Shares—We have not historically paid dividends on our ordinary shares, and while we may consider doing so in the future, we cannot assure you that we will ever pay cash dividends.”
B.Significant Changes
None.
ITEM 9.    THE OFFER AND LISTING
A.Offer and Listing Details
On November 1, 2021, we completed our IPO. The principal trading market for our ordinary shares is Nasdaq. Our ordinary shares have been listed on Nasdaq under the symbol “GFS” since October 28, 2021.
B.Plan of Distribution
Not applicable.
C.Markets
See “Item 9. The Offer and Listing – A. Offer and Listing Details” above.
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
In addition to the summaries set forth below of the significant differences between the provisions of the Cayman Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders, the information required to be disclosed under this item is incorporated by reference to the sections titled “Description of Share Capital- Differences in Corporate Law - Squeeze-out Provisions.” “- Directors’ Fiduciary Duties,””- Shareholder Action by Written Consent,” “- Shareholder Proposals.””- Cumulative Voting.” “- Removal of Directors,” “- Proceedings of the Board of Directors,” “- Transactions with Interested Shareholders,’ “- Variation of Rights of Shares.” “- Amendment of Governing Documents,” “- Indemnification of Directors and Executive Officers and Limitation of Liability,” and “- Enforcement of Civil Liabilities,” included in our Registration Statement on Form F-3, filed with the SEC on May 22, 2024.
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
C.Material Contracts
For information concerning certain contracts important to our business, see “Item 4. Information on the Company – B. Business Overview – Raw Materials” and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”
2024 Soitec MSA Addendum – In October 2024, the Company executed an addendum to the 2017 MSA with Soitec S.A. for 300mm RFSOI and FD Products. The addendum establishes the required supply volumes, pricing and other terms for materials essential to our processes until 2026 and, subject to certain conditions, until 2030.
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
Taxation of Distributions
Subject to the discussion below under “Item 10. Additional Information – E. Taxation – United States Federal Income Taxation – Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to our shares that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend and will not be eligible for the dividends-received deduction allowed to corporations under the Code.
We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.
Dividends received by an individual with respect to the shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Subject to certain exceptions for short-term positions, dividends paid on the shares will be treated as qualified dividends if:
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
The ordinary shares are listed on Nasdaq, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2025 taxable year. In addition, based on our financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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
Taxation of Dispositions of Shares
Subject to the discussion below under “Item 10. Additional Information – E. Taxation – United States Federal Income Taxation – Passive Foreign Investment Company Status,” upon a sale, exchange or other taxable disposition of the shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the shares, as determined in U.S. dollars as discussed below. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.
Gain, if any, realized by a U.S. Holder on the sale or other disposition of the shares generally will be treated as U.S. source income.
Passive Foreign Investment Company Status
Special U.S. tax rules apply to investors in companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either:
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
Based on our financial statements and relevant market and shareholder data, we believe, and this discussion assumes, that we were not a PFIC for U.S. federal income tax purposes with respect to our 2025 taxable year. In addition, based on our financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. Whether we are a PFIC is a factual determination made annually, and our status could change depending, among other things, upon changes in the composition of our gross income and the relative quarterly average value of our assets. If we were a PFIC for any taxable year in which you hold ordinary shares, you generally would be subject to additional taxes on certain distributions and any gain realized from the sale or other taxable disposition of the ordinary shares regardless of whether we continued to be a PFIC in any subsequent year. You are encouraged to consult your own tax advisor as to our status as a PFIC, the tax consequences to you of such status, and the availability and desirability of making a mark-to-market election to mitigate the unfavorable rules mentioned in the preceding sentence.
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
Foreign Currency Risk – As a result of foreign operations, we have costs, assets and liabilities denominated in foreign currencies, primarily the Euro, the Singapore dollar and the Japanese yen. Therefore, movements in exchange rates could cause foreign currency-denominated expenses to increase as a percentage of net revenue, which are denominated in U.S. dollars, affecting profitability and cash flows. We use foreign currency forward contracts to reduce exposure to foreign currency fluctuations. We also incur a certain portion of our interest expenses in Euro and Singapore Dollar, exposing us to exchange rate fluctuations between U.S. dollar and Euro and Singapore Dollar. We use cross currency swaps to reduce our exposure to variability from foreign exchange impacting cash flows arising from our foreign currency-denominated debt cash flows to the extent that it is practicable and cost effective to do so. As of December 31, 2025, we do not believe that a hypothetical 10% change in the relative value of the U.S. dollar to currencies other than the Euro, Japanese Yen, and Singapore Dollar would have a material effect on our operating results.
Interest Rate Risk—The Company’s exposure to market risk for changes in interest rates relates primarily to interest-earning financial assets and interest-bearing financial liabilities. The Company’s interest-earning financial assets are mostly highly liquid investments and includes money market funds, marketable securities and time deposits. As these financial assets have weighted-average maturity of less than one year with majority of the assets in fixed-rate instruments, the Company’s exposure to interest risk is not material. The Company’s interest-bearing financial liabilities include fixed and floating rate loans and lease obligations. Floating rate loans bear interest at Base Rate SOFR or EURIBOR plus a premium, which is fixed. The Company uses pay-fixed / receive-float interest rate swaps to protect the Company against adverse fluctuations in interest rates and to reduce its exposure to variability in cash flows on the Company’s forecasted floating-rate debt facility to the extent that it is practicable and cost effective to do so. As of December 31, 2025, a hypothetical 10% change in existing interest rates would not have a material impact on our consolidated financial statements (see Note 29. Financial Risk Management Objectives and Policies to our Annual Consolidated Financial Statements).
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
None.
PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.Material Modifications to Instruments
Not applicable.
B.Material Modifications to Rights
Not applicable.
C.Withdrawal or Substitution of Assets
Not applicable.

D.Change in Trustees or Paying Agents
Not applicable.
E.Use of Proceeds
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures.
Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025, which is the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our CEO and CFO have concluded that as of December 31, 2025, our disclosure controls and procedures were not effective because of the material weaknesses described below. Notwithstanding the material weaknesses in ICFR described below, and based on the additional analyses and other procedures management performed, management has concluded that the consolidated financial statements included in this Annual Report on Form 20-F fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS as issued by the IASB.
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
B.Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (“ICFR”) as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act. ICFR is a process designed by, or under the supervision of our CEO and CFO, or persons performing similar functions, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Our ICFR includes those policies and procedures that:
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
Management has evaluated the effectiveness of the Company’s ICFR as of December 31, 2025, in accordance with the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that, as of December 31, 2025, our ICFR was not effective because of the material weaknesses described below.
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
The material weaknesses resulted in immaterial errors to various accounts and disclosures during the years ended December 31, 2025, 2024 and 2023. Additionally, the material weaknesses could result in misstatements to the consolidated financial statements that would result in a material misstatement of the annual or interim financial statements that would not be prevented or detected in a timely manner.
In accordance with guidance issued by the SEC, companies are permitted to exclude acquisitions from their assessment of internal control over financial reporting for a period not to exceed one year from the date of acquisition. The Company completed the acquisitions of Silicon Manufacturing Partners Pte Ltd. (“SMP”) on January 2, 2025, MIPS Holding, Inc. (“MIPS”) on August 13, 2025, Advanced Micro Foundry Pte. Ltd (“AMF”) on November 14, 2025 and InfiniLink Inc.

(“InfiniLink”) on November 14, 2025. Management excluded SMP, MIPS, AMF and InfiniLink from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. AMF constituted approximately 1% of total assets as of December 31, 2025 and less than 1% of total revenues of the Company for the year ended December 31, 2025, and MIPS, SMP and InfiniLink in aggregate constituted less than 1% of total assets as of December 31, 2025 and less than 1% of total revenues of the Company for the year ended December 31, 2025.
An independent registered public accounting firm, PricewaterhouseCoopers LLP, audited the effectiveness of our ICFR as of December 31, 2025, as stated in their report which is included herein (See Item 18).
C.Remediation Efforts and Status of Remediation of Remaining Material Weaknesses
Significant progress was made in 2024, and again in 2025, in management’s efforts to remediate the material weaknesses discussed above.
Accounting Personnel
During 2024 and 2025, we hired multiple accounting professionals with adequate accounting and financial reporting experience in various roles in the accounting organization. Key roles include: Chief Accounting Officer, VP of Finance Transformation, Deputy Director of Corporate Accounting, Director and Deputy Directors of Internal Control, and establishment of an internal control team. Additionally, we have engaged an external advisory firm with requisite ICFR qualifications.
Business Process Controls
We continue to enhance controls over our accounting and reporting processes. Areas of continued progress include, but are not limited to: management risk assessment; controls over business combinations; the performance and review of account reconciliations; review and approval of manual journal entries; the performance and review of the reconciliation of financial statements to the corresponding supporting documents.
However, additional activities remain for management to conclude that appropriate actions have been taken to remediate the identified material weaknesses and determine effective internal control over financial reporting exists. We are in the process of executing a remediation plan that includes the following actions:
a.Hiring and retaining personnel with an appropriate level of expertise, knowledge and training in ICFR, including engaging additional external advisory support with the corresponding qualifications.
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
D.Attestation Report of Independent Registered Public Accounting Firm
See Item 18 for the Report of Independent Registered Public Accounting Firm.
E.Changes in Internal Control over Financial Reporting.
Except for the remediation efforts described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our ICFR.
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
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees in connection with certain professional services provided to us by PricewaterhouseCoopers LLP (“PwC”) (PCAOB 238), our independent registered public accounting firm during the year ended December 31, 2025 and 2024

(in thousands)	2025	2024
Audit fees	$7,865	$5,715
Audit-related fees	—	50
Tax fees	370	82
All other fees	547	4
Total	$8,782	$5,851
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
In February 2026, we announced that our Board of Directors approved a share repurchase authorization of up to $500 million of our ordinary shares. The authorization is valid for an initial period of 12 months and may be modified, suspended or terminated at any time. Our repurchase program does not require us to repurchase any specific dollar amount or to acquire any specific number of ordinary shares. The timing and amount of any repurchases, if any, will depend on factors such as our historical and expected business performance and cash and liquidity positions, the price of our ordinary shares, economic and market conditions and regulatory requirements.
We made no repurchases of our securities during the period covered by this Annual Report.
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
•Our independent, non-executive directors who are not affiliated with or appointed by Mubadala meet in executive sessions from time to time. Our lead independent director presides over such executive sessions.
•We have a separation of the CEO and Board chairman roles, with our CEO focused on managing the Company and our Board chairman driving accountability to shareholders at the Board level.
•Annually, the Board of Directors, its committees and individual directors undertake a self-evaluation, including one-on-one interviews. In 2025, the Board of Directors engaged a third party expert to facilitate and support the annual Board evaluation process.
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
•We adopted a Director Conflict of Interest Policy, which complements GF’s Code of Conduct.
•The head of internal audit reports to the Audit Committee. Any employee concerns regarding questionable accounting or auditing matters may be submitted anonymously through our third-party operated Ethics Whistleblower hotline. The Audit Committee oversees the ethics and compliance program and reviews notable claims submitted through the hotline.
In November 2025, rating agency ISS again recognized GF for “Prime” corporate ESG performance. GF’s sustainability efforts were also evaluated by Morningstar Sustainalytics, which recognized GF with a “Low Risk” rating.

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
ITEM 16K.    CYBERSECURITY
In the ordinary course of our business, we maintain sensitive data on our networks, including our intellectual property and proprietary or confidential business information relating to our business and that of our customers and business partners. Our and our service providers’ IT and computer systems store and transmit customer information, trade secrets, corporate data and personal information, and are otherwise essential to the operation of our production lines, which has in the past from time to time and may continue in the future to make us and our service providers (some of which have also experienced cyberattacks) attractive and frequent targets for cyberattacks by third parties (including state actors). The secure maintenance of this information is critical to our business and reputation.
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
As part of our security programs, we have mechanisms to detect and monitor unusual network activity and other cybersecurity threats, along with containment and incident response tools. We monitor issues that are internally discovered or externally reported that may affect our products and have processes to assess those issues for potential cybersecurity impact or risk. Our dedicated cybersecurity team continually monitor cybersecurity threats to GF, and any incidents or potential incidents are flagged in our systems and escalated for assessment and investigation in accordance with our cybersecurity incident response policies and procedures. Our cybersecurity team receives regular reports on any incidents and potential incidents, with anything requiring further escalation to be reported to our Chief Executive Officer and Chief Legal Officer.
We also have processes in place to manage cybersecurity risks associated with our third-party service providers, including our suppliers, vendors and other partners, as well as our outside consultants, legal counsel and auditors who help us with our cybersecurity risk management and strategy processes. We impose security requirements upon our suppliers, with whom we share sensitive and confidential information, including maintaining an effective security management program, abiding by information handling and asset management requirements, and notifying us in the event of any known or suspect cyber incident. Although we continue to make significant investments in cybersecurity and data security, as well as other efforts to combat breach and misuse of our systems and unauthorized access to our and our customers’ data by third parties, there can be no assurance that we will be able to mitigate all risks of cyberattacks or data security breaches.
Governance
The governance structure for GF’s comprehensive information protection and overall cybersecurity program includes frequent reviews with GF’s senior leadership team, at least quarterly reviews by our Audit Committee and annual reviews by the Board. These reviews include alignment on our comprehensive information security and cybersecurity strategy, risk management, and execution to program plans. As part of our cybersecurity and information protection program, GF’s Chief

Information Security Officer (“CISO”) executes, enforces and maintains GF’s global information and cybersecurity strategy, policies and procedures. In addition, GF maintains a global IT security policy detailing acceptable use of GF information resources. Our CISO reports to our Chief Information Officer (“CIO”), who reports to our Chief Manufacturing Officer. Our CISO and CIO have extensive experience assessing and managing cybersecurity programs and cybersecurity risk. Prior to joining GF, our CISO served in similar positions at GE Renewable Energy since 2017. Our CIO has more than two decades of experience in enterprise-wide technology transformations and digital thought leadership. Prior to joining GF, our CIO served in senior management positions leading corporate information and compliance processes and strategies.
In consultation with the Audit Committee, GF has adopted a framework for making and reporting cybersecurity materiality determinations. The materiality assessment framework has been incorporated into our overall global crisis management process and utilizes the NIST FIPS 199 Framework, in combination with other factors noted in the Commission’s cybersecurity rule-making process.
Over the past few years, we have identified a few cybersecurity incidents. The incidents were thoroughly investigated, and in each case we concluded that there was no material adverse impact to our business, operations or financial results. We cannot provide assurance that our business strategy, results of operations and financial conditions will not be materially affected in the future by cybersecurity threats, including as a result of previous cybersecurity incidents, and any future material incidents.
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

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Financial Statements of GLOBALFOUNDRIES Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of GLOBALFOUNDRIES Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of GLOBALFOUNDRIES Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of other comprehensive income (loss), of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to the Company not (i) maintaining an effective control environment due to the lack of the retention of personnel with an appropriate level of expertise, knowledge and training in internal control over financial reporting and (ii) designing and maintaining effective controls across its business processes, including inadequate review and documentation of financial and other information used in manual controls over financial statement accounts and disclosures.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Silicon Manufacturing Partners Pte Ltd. (“SMP”), MIPS Holding, Inc. (“MIPS”), Advanced Micro Foundry Pte. Ltd (“AMF”), and InfiniLink Inc. (“InfiniLink”) from its assessment of internal control over financial reporting as of December 31, 2025, because they were acquired by the Company in purchase business combinations during 2025. We have also excluded SMP, MIPS, AMF, and InfiniLink from our audit of internal control over financial reporting. SMP, MIPS, AMF and InfiniLink are wholly-owned subsidiaries whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent less than 1%, less than 1%, approximately 1% and less than 1%, respectively, of the consolidated total assets amount as of December 31, 2025, and each represent less than 1% of the consolidated total revenue amount for the year ended December 31, 2025.

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
Acquisition of Advanced Micro Foundry Pte. Ltd. – Valuation of Customer Relationships, In-Process Research & Development and Developed Technology
As described in Note 5 to the consolidated financial statements, on November 18, 2025, the Company completed the acquisition of AMF. The total purchase consideration was $453 million. Of the acquired intangible assets, $66 million of customer relationships, $63 million of in-process research and development (IPR&D) and $74 million of developed technology were recorded. The fair value of the developed technology and the IPR&D was estimated using the relief from royalty method, while the customer relationships were fair valued using the multiperiod excess earnings method. Significant estimations and assumptions inherent in the valuation method were employed by management, which included future cash flows, expected revenue growth rates, royalty rates, the technology migration curve and discount rate applied to future cash flows.
The principal considerations for our determination that performing procedures relating to the valuation of customer relationships, in-process research and development and developed technology acquired in the acquisition of AMF is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the customer relationships, in-process research and development and developed technology acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth rates, royalty rates and, for developed technology, the technology migration curve; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, material weaknesses were identified that impacted this matter.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) reading the purchase agreement; (ii) testing management’s process for developing the fair value estimate of the customer relationships, in-process research and development and developed technology acquired; (iii) evaluating the appropriateness of the multi-period excess earnings and relief from royalty methods used by management; (iv) testing the completeness and accuracy of the underlying data used in the multi-period excess earnings and relief from royalty methods; and (v) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates, royalty rates and, for developed technology, the technology migration curve. Evaluating management’s assumptions related to revenue growth rates involved considering (i) the current and past performance of the AMF business; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the multi-period excess earnings and relief from royalty methods and (ii) the reasonableness of the royalty rates and technology migration curve.

/s/ PricewaterhouseCoopers LLP
San Jose, California
February 27, 2026
We have served as the Company’s auditor since 2024.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
GLOBALFOUNDRIES Inc.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of operations, other comprehensive income (loss), changes in equity, and cash flows of GLOBALFOUNDRIES Inc. and subsidiaries (the Company), for the year ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board.
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

Singapore
April 29, 2024

GLOBALFOUNDRIES Inc.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
(in millions, except share amounts)	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$1,809	$2,192
Marketable securities	1,241	1,194
Receivables, prepayments and other assets	1,578	1,406
Inventories	1,577	1,624
Total current assets	6,205	6,416
Non-current assets:
Property, plant and equipment, net	7,223	7,762
Right-of-use assets	569	498
Goodwill and intangible assets, net	1,368	660
Marketable securities	939	839
Deferred tax assets	231	188
Receivables, prepayments and other assets	498	351
Other non-current financial assets	108	85
Total non-current assets	10,936	10,383
Total assets	$17,141	$16,799

LIABILITIES AND EQUITY
Current liabilities:
Trade payables and other current liabilities	$2,154	$2,109
Current portion of long-term debt	86	753
Current portion of lease obligations	69	90
Current portion of deferred income from government grants	59	92
Total current liabilities	2,368	3,044
Non-current liabilities:
Non-current portion of long-term debt	1,065	1,053
Other non-current liabilities	862	1,022
Non-current portion of lease obligations	487	424
Provisions	174	197
Non-current portion of deferred income from government grants	202	235
Total non-current liabilities	2,790	2,931
Total liabilities	$5,158	$5,975

Equity:
Share capital
Ordinary shares, $0.02 par value, 555,888,455 and 552,912,823 shares issued and outstanding as of December 31, 2025 and 2024, respectively	$11	$11
Additional paid-in capital	24,220	24,014
Accumulated deficit	(12,381)	(13,266)
Accumulated other comprehensive income	78	17
Equity attributable to the shareholders of GLOBALFOUNDRIES Inc.	11,928	10,776
Non-controlling interests	55	48
Total equity	11,983	10,824
Total liabilities and equity	$17,141	$16,799

See accompanying notes to consolidated financial statements

GLOBALFOUNDRIES Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
(in millions, except per share amounts)	2025	2024	2023
Net revenue	$6,791	$6,750	$7,392
Cost of revenue	5,101	5,099	5,291
Gross profit	1,690	1,651	2,101
Research and development expenses	518	496	428
Selling, general and administrative expenses	375	427	473
Restructuring charges	—	7	71
Impairment charges	—	935	—
Operating expenses	893	1,865	972
Income (loss) from operations	797	(214)	1,129
Finance income	159	201	149
Finance expense	(93)	(145)	(137)
Other income (expense), net	48	(12)	(57)
Income (loss) before income taxes	911	(170)	1,084
Income tax expense	(23)	(92)	(66)
Net income (loss)	$888	$(262)	$1,018
Attributable to:
Shareholders of GLOBALFOUNDRIES Inc.	$885	$(265)	$1,020
Non-controlling interests	3	3	(2)
Net income (loss)	$888	$(262)	$1,018
Net earnings (loss) per share (“EPS”) attributable to the equity holders of the Company:
Basic	$1.59	$(0.48)	$1.85
Diluted	$1.59	$(0.48)	$1.83
Weighted average ordinary shares outstanding:
Basic	555	553	552
Diluted	558	553	556

See accompanying notes to consolidated financial statements

GLOBALFOUNDRIES Inc.
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
(in millions)	2025	2024	2023
Net income (loss)	$888	$(262)	$1,018
Attributable to:
Shareholders of GLOBALFOUNDRIES Inc.	885	(265)	1,020
Non-controlling interests	3	3	(2)
Net income (loss)	$888	$(262)	$1,018

Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to income or loss:
Foreign exchange fluctuation reserve	$17	$(8)	$14
Effective portion of changes in the fair value of cash flow hedges	40	(45)	(27)
Fair value gain on investments measured at fair value through other comprehensive income	2	3	9
Income tax effect	6	(2)	(19)
	$65	$(52)	$(23)
Total other comprehensive income (loss)
Attributable to:
Shareholders of GLOBALFOUNDRIES Inc.	$61	$(50)	$(25)
Non-controlling interests	4	(2)	2
Total other comprehensive income (loss)	$65	$(52)	$(23)

Total comprehensive income (loss)
Attributable to:
Shareholders of GLOBALFOUNDRIES Inc.	$946	$(315)	$995
Non-controlling interests	7	1	—
Total comprehensive income (loss)	$953	$(314)	$995

See accompanying notes to consolidated financial statements

GLOBALFOUNDRIES Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in millions)	2025	2024	2023
OPERATING ACTIVITIES
Net income (loss)	$888	$(262)	$1,018
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,314	1,568	1,451
Share-based payments	200	186	150
Finance income	(159)	(201)	(149)
(Gain) loss on disposal of property, plant and equipment	(126)	(52)	(19)
Finance expense	93	145	137
Amortization of deferred income from government grants	(34)	(31)	(29)
Gain on acquisition of joint venture interest	(31)	—	—
Deferred income taxes	27	72	50
Impairment charges	—	935	—
Other operating activities	28	(37)	32
Change in assets and liabilities:
Receivables, prepayments and other assets	(280)	(71)	(169)
Inventories	81	(137)	(148)
Trade and other payables	(339)	(411)	(190)
Net change in working capital	(538)	(619)	(507)
Interest received	147	167	123
Interest paid	(59)	(118)	(121)
Income taxes paid	(19)	(31)	(11)
Net cash provided by operating activities	$1,731	$1,722	$2,125

INVESTING ACTIVITIES
Purchases of property, plant and equipment and intangible assets	$(722)	$(625)	$(1,804)
Acquisitions, net of cash acquired	(682)	(69)	—
Proceeds from government grants	148	10	138
Proceeds from sale of property, plant and equipment and intangible assets	170	56	24
Purchases of marketable securities	(1,618)	(1,876)	(1,419)
Proceeds from sale of marketable securities	292	88	10
Proceeds from maturities of marketable securities	1,198	1,292	935
Purchases of equity securities	(59)	—	—
Proceeds from sale of a business	—	—	236
Other investing activities	(1)	(1)	(2)
Net cash used in investing activities	$(1,274)	$(1,125)	$(1,882)

FINANCING ACTIVITIES
Repayments of debt and lease obligations	(860)	(637)	(305)
Net proceeds from borrowings	20	31	46
Proceeds from issuance of equity instruments	$(5)	$23	$42
Purchase of treasury stock	—	(200)	—
Other financing activities	—	(2)	5
Net cash used in financing activities	$(845)	$(785)	$(212)
Effect of exchange rate changes on cash and cash equivalents	5	(7)	4
Net increase (decrease) in cash and cash equivalents	$(383)	$(195)	$35
Cash and cash equivalents at the beginning of the year	2,192	2,387	2,352
Cash and cash equivalents at the end of the year	$1,809	$2,192	$2,387
See accompanying notes to consolidated financial statements

GLOBALFOUNDRIES Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity Attributable to Shareholders of GLOBALFOUNDRIES Inc.
	Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Hedging Reserve	Foreign Currency Translation and Investments Reserves	Total	Non- Controlling Interests	Total Equity
(in millions)	Shares	Amount
As of December 31, 2022	548	$11	$23,831	$(14,021)	$103	$(11)	$9,913	$47	$9,960
Proceeds from issuance of equity instruments	6	—	46	—	—	—	46	—	46
Share-based compensation	—	—	150	—	—	—	150	—	150
Net income (loss)	—	—	—	1,020	—	—	1,020	(2)	1,018
Other comprehensive income (loss)	—	—	—	—	(37)	12	(25)	2	(23)
As of December 31, 2023	554	$11	$24,027	$(13,001)	$66	$1	$11,104	$47	$11,151
Proceeds from issuance of equity instruments	3	—	1	—	—	—	1	—	1
Treasury shares	(4)	—	(200)	—	—	—	(200)	—	(200)
Share-based compensation	—	—	186	—	—	—	186	—	186
Net income (loss)	—	—	—	(265)	—	—	(265)	3	(262)
Other comprehensive income (loss)	—	—	—	—	(47)	(3)	(50)	(2)	(52)
As of December 31, 2024	553	$11	$24,014	$(13,266)	$19	$(2)	$10,776	$48	$10,824
Proceeds from issuance of equity instruments	3	—	(5)	—	—	—	(5)	—	(5)
Equity-settled share-based compensation	—	—	11	—	—	—	11	—	11
Share-based compensation	—	—	200	—	—	—	200	—	200
Net income	—	—	—	885	—	—	885	3	888
Other comprehensive income	—	—	—	—	46	15	61	4	65
As of December 31, 2025	556	$11	$24,220	$(12,381)	$65	$13	$11,928	$55	$11,983

See accompanying notes to consolidated financial statements

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
The consolidated financial statements were authorized by the GlobalFoundries’ Board of Directors on February 26, 2026 to be issued, and subsequent events have been evaluated for their potential effect on the consolidated financial statements through February 27, 2026.
2.Basis of Presentation
The consolidated financial statements of the Company have been presented in United States (“U.S.”) dollars and prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards as issued by the International Accounting Standards Board (“IASB”). These financial statements have been prepared on the historical cost basis except as otherwise described in the notes below.
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
In preparing the consolidated financial statements of the Company, foreign currency-denominated monetary assets and liabilities are translated into the functional currency using the closing rate at the applicable consolidated statement of financial position dates. Non-monetary assets and liabilities, denominated in a foreign currency and measured at fair value, are translated at the rate of exchange prevailing at the date when the fair value was determined, and non-monetary assets measured at historical cost are translated at the historical rate. Revenue and expenses are measured in the functional currency at the rates of exchange prevailing at the dates of the transactions with gains or losses included in the statements of operations.
3.Summary of Material Accounting Policies
The Company has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, unless otherwise indicated.

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Revenue Recognition – The Company generates the majority of revenue from volume production and sales of finished semiconductor wafers, which are priced on a per-wafer basis for the applicable design. We also generate non-wafer revenue from rendering non-recurring engineering (“NRE”) services, mask production, process qualification, post-fabrication services such as bump, test, and packaging, and revenue from intellectual property licenses and related royalties.
The Company recognizes revenue when performance obligations are satisfied. The performance obligations are satisfied at the point in which control of the wafers is transferred to the customer, which is determined to be at the point of wafer shipment from the Company’s facilities or delivery to the customer location. NRE services are recognized over time as the Company performs the services based on a percentage of costs incurred over total expected costs. As a practical expedient, the Company does not adjust the amount of consideration for the effects of a significant financing component as payment is received shortly from the time the performance obligations are satisfied, which is typically between 30 and 60 days from the invoice date. The Company earns revenue from IP licenses that grant the customers usage rights to the IP for a finite or perpetual term. The IP licenses are “right to use” licenses that have significant standalone functionality to perform a function or task, such as patents to a specialized manufacturing process, and there are no substantive future obligations to perform under the arrangement. License revenue that is charged as a fixed fee is recognized at a point in time when the customer is provided with the right to use the license. Related royalty fees are recognized when the related sales of the product incorporating the licensed technology occur.
The Company provides assurance-type warranty arrangements with customers, assuring that the delivered wafers are as specified in the contract and the related costs of satisfying the warranty are accrued accordingly.
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
A contract asset (“unbilled accounts receivable”) is recognized when the Company has recognized revenue, but not issued an invoice for payment. The Company has determined that unbilled accounts receivable are not considered a significant financing component of the Company’s contracts. Contract assets are included in receivables, prepayments and other assets on the consolidated statements of financial position and are transferred to trade receivables when invoiced (see Note 7. Receivables, Prepayments and Other Assets).
A contract liability is recognized when the Company receives payments in advance of the satisfaction of performance obligations and is included as deferred revenue on the consolidated statements of financial position (see Note 12. Trade Payables and Other Liabilities). This includes upfront non-refundable capacity access fees under certain LTAs with customers which are accounted for as additional wafer price considerations and recognized as revenue upon satisfaction of

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
performance obligations for wafers over the expected term of the agreements. The Company has determined that advanced payments from the customers do not have significant financing components.
Business Combinations – The Company accounts for its business combinations using the acquisition method of accounting. The purchase price of the acquisition is allocated to the assets acquired, including separately identifiable assets, and the liabilities assumed based on their estimated fair value as of the acquisition date. The excess of the purchase price over the estimated fair values of identifiable assets and liabilities is recorded as goodwill. The acquired intangible assets consisting of trademarks, developed technology, in-process research and development and customer relationships are recorded at fair value at the date of acquisition, based on management’s estimates. Acquisition-related costs are expensed as incurred and included in selling, general and administrative expenses.
Financial Instruments:
Category of financial instruments and measurement
Recognition and Initial Measurement – Trade receivables are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.
A financial asset or financial liability that is not measured at fair value in profit and loss ("FVPL") is initially measured at fair value plus or minus transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.
Classification and Measurement – All recognized financial assets are measured based on amortized cost or fair value. The classification is based on two criteria: the Company’s business model for managing the assets and whether the instrument’s contractual cash flows represent solely payments of principal and interest (“SPPI”).
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
Financial assets recorded at FVOCI comprise marketable securities that are quoted debt instruments when such financial assets are held with the objectives of both collecting contractual cash flows and selling these financial assets and meet the SPPI criterion. Movements in the carrying amount are recorded through OCI, except for the recognition of impairment gains or losses and interest income which are recognized in the consolidated statements of operations. Interest income from these financial assets is included in finance income using the effective interest rate method.
Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least twelve months after the reporting period.
Cash and Cash Equivalents – Cash and cash equivalents consist of highly liquid time deposits and investments that are readily convertible into cash, which are not subjected to significant risk of changes in value, and have original maturities of three months or less at the time of purchase.
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
The Company estimates ECL for its contract assets and trade receivables at an amount equal to lifetime credit losses, while marketable securities and other receivables are measured at 12-months ECL if they are determined to have low credit risk at the reporting date.

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Offsetting of Financial Instruments – Financial assets and financial liabilities are offset and the net amount reported in the consolidated statements of financial position when there is an enforceable legal right to offset the recognized amounts, and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.
Derivative Financial Instruments and Hedge Accounting – Through its operating, investing and financing activities in the normal course of business, the Company is exposed to various types of market risk including foreign exchange risk, interest rate risk and risks associated with changes in the market price of certain commodities. The Company uses derivative financial instruments, such as foreign currency forward contracts, interest rate swaps, cross currency swaps and commodity swaps, to mitigate a portion of the risks associated with changes in foreign currency exchange rates, interest rates and commodity prices. The Company’s objective for holding derivatives includes reducing, eliminating and efficiently managing the economic impact of these exposures as effectively as possible. The Company’s derivative programs include strategies that both qualify and do not qualify for hedge accounting treatment. However, the Company does not use derivative financial instruments for trading or speculative purposes.
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
See Note 11. Other Financial Assets And Liabilities for information on derivative financial instruments and Note 29. Financial Risk Management Objectives and Policies for further information on hedged risks.
Inventories – Inventories are stated at the lower of cost or net realizable value. The Company measures the cost of its inventory based on a standard cost process with adjustments for purchasing and manufacturing variances.
Inventory allowances are made based on the estimated net realizable value of inventory. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. The Company makes inventory allowance~~s~~ for the estimated losses due to obsolescence based on expected future demand and market conditions. Inventory allowances are made on an item-by-item basis, except where it may be appropriate to group similar or related items.
Impairment of Non-Financial Assets – The Company reviews, at each reporting date, the carrying amount of the Company’s property, plant and equipment, and finite lived intangible assets to determine whether there is any indication of impairment loss.
Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses.
If any indication of potential impairment exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of an impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs. Goodwill is allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The recoverable amount of an asset or CGU is estimated to be the higher of an asset’s or CGU’s fair value less costs to dispose and its value in use. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is written down to its recoverable amount.
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
Impairment losses relating to goodwill are not reversed. For non-financial assets other than goodwill, the Company reviews, at each reporting date, to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. If the recoverable amount subsequently increases, the impairment loss previously recognized will be reversed to the extent of the increase in the recoverable amount, provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. The impairment loss reversal is recognized in the consolidated statements of operations.
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
Leases – The Company determines if an arrangement is a lease or contains a lease at inception. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
Right-of-Use Assets – Right-of-Use (“ROU”) assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred and lease payments made at or before the commencement date less any lease incentives received. ROU assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.
Lease Liabilities – At the commencement date of the lease, the Company recognizes lease liabilities at the present value of the lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) and variable lease payments that depend on an index or a rate.
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

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
terminate the lease if the Company is reasonably certain not to exercise that option. The Company revises the lease term if there is a change in the non-cancellable period of the lease.
Short-term leases and leases of low-value assets – The Company applies the short-term lease recognition exemption to leases that have a lease term not exceeding 12 months, or for leases of low-value assets. The payment for such leases is recognized in the Company’s consolidated statements of operations on a straight-line basis over the lease term.
Intangible Assets – Technology licenses, patents, software licenses and similar rights acquired separately, and development costs recognized as intangible assets, are stated at cost less accumulated amortization and any impairment charges. Intangible assets acquired through business combinations which include customer relationships, trademarks, developed intellectual property technology, and in-process research and development are recorded at fair value at the date of acquisition.
Intangible assets are amortized based on the pattern in which the economic benefits of the respective intangible asset are consumed, which is, in general, on a straight-line basis over their estimated useful lives of between 3 and 10 years. Amortization commences when the asset is available for its intended use. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period.
Goodwill – Goodwill represents the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests (if any) and acquisition-date fair value of any previous equity interest in the acquired entity over the net identifiable assets acquired and liabilities assumed at their respective fair values on the acquisition date. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.
Goodwill is included in intangible assets. Goodwill is not amortized but is tested for impairment annually or more frequently if impairment indicators exist.
Provisions – Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are mainly composed of site restoration obligations, as well as restructuring charges. The associated site restoration costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the related long-lived assets.
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
A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. A restructuring provision includes only the direct expenditures arising from the restructuring, which are those that are both necessarily entailed by the restructuring, and not associated with the ongoing activities of the Company. Provisions for future operating losses are not provided.
Emission certificates – The Company recognizes emission certificates as intangible assets which are presented under receivables, prepayments and other assets in the consolidated statements of financial position. Emission certificates purchased are initially measured at cost. Emission certificates received from the government are initially measured at fair value and accounted for as government grants. Subsequent to initial recognition, the emission certificates are measured at cost less any accumulated impairment losses. The cost of emission certificates is based on average cost method. The emission certificates are not amortized but are derecognized when used to offset against the related provision.
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
Equity – Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity, net of tax.
Share repurchase and cancellation – When the Company repurchases and cancels its own equity shares (treasury shares), the amount of consideration, including directly attributable costs, is recognized as a deduction of equity. This is deducted against the issued ordinary share capital based on the par value of shares cancelled and the additional paid-in capital for the remaining amount.

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Earnings Per Share – Basic earnings per share is calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.
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
Share-Based Compensation – Share-based compensation expense related to share awards is recognized based on the fair value of the awards granted.
The grant date fair value of equity-settled share-based payment awards granted to employees is recognized as employee benefit expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual performance.
Research and Development Costs – Research costs are expensed as incurred. Development costs are recognized as intangible assets if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the assets.
Borrowing Costs – Borrowing costs directly attributable to the construction phase of property, plant and equipment are capitalized as part of the cost of assets which are constructed by the Company and for which a considerable period of time (at least six months) is planned for construction. Borrowing costs are capitalized from the start of construction until the date the asset is ready for its intended use. All other borrowing costs are recognized as an expense in the period in which they are incurred.
Government Grants – Government grants are recognized when there is reasonable assurance that the grant will be received and the Company will be in compliance with all attached conditions. When the grant relates to an expense item it is recognized initially as deferred income and subsequently released to the consolidated statements of operations over the period necessary on a systematic basis to match the costs that the grant is intended to compensate and is presented as a reduction of those costs. Where the grant relates to acquisition of assets, it is recognized as a reduction in the basis of the asset and released as a reduction to depreciation expense in equal amounts over the expected useful life of the related asset. Grants the Company received are primarily provided in connection with construction and operation of the Company’s manufacturing facilities, employment and research and development.
Investments in Joint Operations – A joint operation is an arrangement in which the Company has joint control whereby the Company has rights to assets, and obligations for the liabilities, relating to an arrangement. The Company accounts for each of its assets, liabilities and transactions, including its share of those held or incurred jointly, in relation to the joint operation.
Current Income Tax – Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.
Deferred Tax Assets – We consider the probability that a portion of or all of the deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credits can be utilized against future taxable profits in the recognition of deferred tax assets. In assessing recoverability of deferred tax assets, we consider the scheduled reversal of deferred tax liabilities, projected future taxable profit and tax planning strategies. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding us, effects by market conditions, effects of currency fluctuations or other factors.
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
Recent Accounting Pronouncements and Developments
Recent Accounting Pronouncements, Not Adopted:
The Company has not adopted the following new, revised or amended IFRS standards that have been issued by the IASB but are not yet effective:

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Classification and Measurement of Financial Instruments (Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures) – The amendments clarify the requirements for the timing of recognition and derecognition of certain financial assets and liabilities, add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion and add new disclosures for certain instruments with contractual terms that can change cash flows. The effective date for adoption of these amendments is annual periods beginning on or after January 1, 2026. The Company does not expect a material impact to the financial statements upon adoption of these amendments.
Annual Improvements to IFRS Accounting Standards – Volume 11 – These narrow-scope amendments relate to clarifications, simplifications, corrections or changes to improve consistency in the following IFRS standards: IFRS 7, Financial Instruments: Disclosures, IFRS 9, Financial Instruments, IFRS 10, Consolidated Financial Instruments and IAS 7, Statement of Cash Flows. The effective date for adoption of these amendments is annual periods beginning on or after January 1, 2026. The Company does not expect a material impact to the financial statements upon adoption of these amendments.
Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7 – These amendments help entities better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements. The amendments include clarifying the application of the own-use requirements, permitted hedge accounting if these contracts are used as hedging instruments and adding new disclosure requirements to enable investors to understand the effect of these contracts on an entity’s financial performance and cash flows. The amendments are effective for annual periods beginning on or after January 1, 2026. The Company does not expect a material impact to the financial statements upon adoption of these amendments, except for certain disclosures which may be required.
IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”) – This new standard will replace IAS 1, Presentation of Financial Statements. The key concepts in IFRS 18 relate to the structure of the statement of profit and loss, required disclosures in the financial statements for certain management-defined performance measures and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.
•IFRS 18 introduces new requirements for presentation within the statement of profit and loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit and loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.
•It also requires new disclosures of management-defined performance measures and subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.
•In addition, narrow-scope amendments have been made to IAS 7, Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. Interest paid will be presented as financing cash flows and interest received as investing cash flows, which is a change from current presentation as part of operating cash flows. In addition, there are consequential amendments to several other standards.
The effective date for adoption of IFRS 18 is annual periods beginning on or after January 1, 2027. Retrospective application is required, hence, the comparative information will be restated in accordance with IFRS 18. The Company is currently assessing the detailed implications of applying the new standard on the consolidated financial statements.
•Although the adoption of IFRS 18 has no impact on the Company’s net profit, the Company expects that grouping items of income and expenses into the new categories may impact how operating profit is calculated and reported. For example, items currently in “other income (expenses), net” would be reclassified to “other operating expenses”, “other investing expenses” and “other financing expenses” lines.
•The Company does not expect a significant change in the information currently disclosed in the notes to consolidated financial statements because the requirement to disclose material information remains unchanged. However, the way in which the information is grouped may be changed.
•For the first annual period of application of IFRS 18, disclosures are required for a reconciliation for each line item in the consolidated statement of operations between the stated amounts presented by applying IFRS 18 and the amounts previously presented applying IAS 1.
As of the date the accompanying financial statements were authorized for issue, the Company continues to evaluate the impact on its financial position and performance as a result of the initial adoption of the aforementioned standards or interpretations and related applicable periods.

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
New Legislation:
In late 2023, the Netherlands adopted tax legislation, amending tax classification rules for domestic and foreign legal entities beginning as of January 1, 2025. This legislation can result in a change in recognition of an entity as either opaque or transparent for Netherlands corporate tax purposes. The Company’s German legal entity structure includes a Netherlands holding entity for which this new law will have an impact, including the German entities held beneath it. The Company plans to revise its tax positions in Germany and the Netherlands. However, we expect that these changes will not result in any significant tax expense, given that the tax agreements between Germany and the Netherlands minimize the risk of double taxation that could occur if the classification of the entities differs between jurisdictions.
Legislation and administrative guidance continue to evolve under the Organization for Economic Co-operation and Development's ("OECD") international tax reform centering on a global minimum tax regime ("Pillar 2") effective beginning in fiscal year 2025. The Company’s effective tax rate on which Pillar 2 tax is computed is primarily driven by earnings from jurisdictions in which we conduct business, including the U.S., Germany and Singapore. As of December 31, 2025, Germany and Singapore have enacted Pillar 2 rules. The Company did not incur material Pillar 2 tax liabilities for 2025. We will continue to evaluate and monitor as additional guidance and clarification becomes available.
In July 2025, the One Big Beautiful Bill Act (“OBBBA”) was signed into U.S. law. The OBBBA contained significant tax legislation which will impact the Company, including an increase to the AMITC under the CHIPS Act from 25% to 35% beginning in tax year 2026. The OBBBA also allows for immediate deduction of certain research and development costs rather than capitalization and amortization, expands 100% accelerated tax depreciation for most qualified property placed in service in 2025 and future years, modifies the interest deduction limitations under IRC Section 163(j), and contains various international tax law changes. Under IAS 12, Income Taxes, the Company does not recognize deferred tax assets, when, based on management’s judgment, it is not probable that the benefit from such assets will be realized. As a result, recent changes in the U.S. tax law, including those related to research and development capitalization, bonus depreciation, interest expense limitations, and international tax provisions did not have a material impact on the Company’s consolidated financial statements for the year ended December 31, 2025. However, due to the required recognition of all previously capitalized domestic research and development expenditures in 2025, the amount of unrecognized net operating loss carryforwards disclosed in Note 25. Income Taxes, increased by approximately $743 million. This will not result in a change in the net unrecognized deferred tax asset disclosed as the increase in net operating loss carryforwards is offset by the decrease in research and development deferred tax assets.
In July 2025, Germany enacted tax reform legislation that includes a stepped reduction in the corporate income tax rate from 15% to 10% over five years, beginning in 2028 and concluding in 2032. This decreases the carrying value of the Company’s German net operating loss carryforwards by approximately $8 million. This adjustment has been recognized as an increase to income tax expense for the year ended December 31, 2025. In addition, the tax reform introduced changes to tax depreciation rules. The Company is currently evaluating the impact of these changes for potential inclusion in its 2025 German tax returns. As of the date of these financial statements, the changes to tax depreciation did not have a material impact on the Company’s consolidated financial statements.
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
Determination of useful lives of property, plant and equipment – The Company periodically assesses the estimated useful lives of property, plant and equipment. Changes in these estimates could result in adjustments to the depreciation amounts in future periods.
Inventory Valuation – Work in process and finished goods are valued based on the cost of direct materials, indirect materials and overhead costs based on normal operating capacity, as estimated using historical experience and expected production under normal conditions.
Inventory allowances are made for the estimated losses due to obsolescence based on expected demand and market conditions, expected pricing and the age and quality of inventory. Inventory allowances are made on an item-by-item basis, except where it may be appropriate to group similar or related items. When estimating the net realizable value, the Company makes judgments in determining future demand and future sales prices. Changes to these estimates could result in adjustments to the inventory allowance in future periods. See Note 8. Inventories.
Business Combinations – The Company allocates the purchase price of the acquisition to the assets acquired and liabilities assumed based on their estimated fair value as of the acquisition date. The excess of the purchase price over the fair values of the identifiable assets and liabilities is recorded to goodwill. See Note 5. Business Combination.

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company uses estimates and assumptions in the valuation of acquired intangible assets’ fair value under the income valuation approach. The income approach requires management’s estimation of future cash flows, expected revenue growth rates, royalty rates, technology migration curve and discount rate applied to future cash flows. The Company makes reasonable and significant judgment and estimates in generating these inputs and assumptions which are inherently subjective in nature and, therefore, are considered critical accounting estimates.
Impairment Assessment of Non-Financial Assets – The Company reviews, at each reporting date, the carrying amount of the Company’s property, plant and equipment, and finite lived intangible assets and the Company makes judgments to determine whether there is any indication that those assets have suffered an impairment loss. The Company also tests goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.
Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on a discounted cash flow analysis that a potential buyer would perform in determining a transaction value of the CGU less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. When preparing the discounted cash flow analysis, the Company makes judgments in determining the independent cash flows related to specific CGUs based on its asset usage and manufacturing capabilities. In determining the recoverable amount, judgments are made in estimating the discount rate for the discounted cash flow model and in estimating the remaining useful lives of assets and the expected future revenue and expenses associated with the assets. Changes in these estimates based on changes in economic conditions or business strategies could result in adjustments to impairment charges in future periods. See Note 9. Property, Plant and Equipment.
Provisions for Asset Retirement Obligations (“AROs”) – The Company records a provision for site restoration costs as required by legal and contractual obligations if it is determined to be probable that it will incur such costs upon any retirement. The Company has estimated costs based on available information about the extent of restoration work required. The provision has been calculated using discount rates based on the risk-free rates in the jurisdiction of the liability. The site restoration costs are expected to be incurred on site abandonment for owned property and on lease expiration for land held under lease. In estimating the expected timing of incurring site restoration costs, the Company has considered various factors, including the remaining useful lives of the underlying property, plant and equipment. The Company makes judgments in determining the likelihood and timing of settlement of the AROs, the costs to be incurred and the discount rates to be used. The ultimate site restoration costs are uncertain, as costs can vary in response to internal and external factors, and the expected timing of expenditure can also change. Changes to these estimates could result in adjustments to the provision established in the future. See Note 15. Provisions for the carrying amount of the provision for AROs.
Income Taxes and Realization of Deferred Tax Assets – In determining taxable income for financial statement reporting purposes, management makes certain estimates and judgments specific to taxation issues. These estimates and judgments are applied in the calculation of certain tax liabilities and in the determination of the recoverability of deferred tax assets, which arise from temporary differences between the recognition of assets and liabilities for income tax and financial statement reporting purposes.
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
Share-based compensation – Share-based compensation expense is recognized based on the grant date fair value of the awards. The fair value of Restricted Share Units (“RSUs”) is determined based on the closing price of the ordinary stock on the date of grant. The fair value of share options is estimated using the Black-Scholes option pricing model for options. The fair value of Performance Share Units (“PSUs”) is estimated using a Monte Carlo simulation. Both models require management to make certain assumptions of future expectations based on historical and current data. The assumptions include the estimated fair value of the Company’s stock, expected term of the awards, expected volatility, dividend yield and risk-free interest rate. These estimates involve inherent uncertainties and the application of management’s judgment.

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
5.Business Combinations
Acquisition of Advanced Micro Foundry Pte. Ltd. – On November 18, 2025, the Company completed its acquisition of Advanced Micro Foundry Pte. Ltd. (“AMF”). AMF is a pioneering silicon photonics foundry based in Singapore. The acquisition is expected to enhance the Company’s scale, differentiation and customer base in silicon photonics.
The total purchase consideration was $453 million in cash paid on the closing date. The fair value of consideration transferred was determined by the Company with the assistance of an independent appraiser as part of the purchase price allocation.
Assets acquired and liabilities assumed at the date of acquisition are as follows:

(in millions)	Fair value
Assets
Current assets	87
Other noncurrent assets	36
Developed technology	74
In-process research and development	63
Customer relationships	66
Liabilities
Trade payables and other current liabilities	(14)
Other noncurrent liabilities	(34)
Net identifiable assets acquired	$278
Add: Goodwill(1)	$175
Net assets acquired	$453
(1)     Goodwill is mainly attributable to the workforce, synergies, and expected future growth potential from access to new markets. Goodwill recognized is not expected to be deductible for income tax purposes.
The fair value of certain identifiable assets and liabilities primarily relating to working capital adjustment, including deferred tax liability, have been determined provisionally, and are subject to adjustments as we obtain additional information. Any adjustments to the purchase price allocation will be made as soon as practicable, but no later than one year from the acquisition date.
The valuation of acquired intangible assets consisting of the developed technology, in-process research and development (“IPR&D”) and customer relationships were determined based on management’s estimates and consultation with an independent appraiser. The fair value of developed technology and IPR&D was estimated using the relief from royalty method, while the customer relationships were measured at fair value using the multiperiod excess earnings method. Significant estimations and assumptions inherent in the valuation method were employed by the Company, which included, but were not limited to, future cash flows, expected revenue growth rates, royalty rates, technology migration curve and discount rate applied to future cash flows.
Acquisition of MIPS Holdings Inc. – On August 13, 2025, the Company completed its acquisition of MIPS Holdings Inc. ("MIPS"). MIPS is a leading provider of computing subsystems for autonomous platforms serving the automotive, industrial and embedded markets. The acquisition is expected to expand the Company’s portfolio of customizable intellectual property (“IP”) offerings and enhance the Company's ability to differentiate its process technologies through advanced IP and software capabilities.

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Details of the purchase consideration:

(in millions)	Amount
Cash	$215
Replacement share-based payment awards	11
Total purchase consideration	$226
The fair value of consideration transferred was determined by the Company with the assistance of an independent appraiser as part of the purchase price allocation.
Assets acquired and liabilities assumed at the date of acquisition are as follows:

(in millions)	Fair value
Assets
Current assets	$6
Other noncurrent assets	13
Developed technology	39
In-process research and development	44
Customer relationships	49
Liabilities
Trade payables and other current liabilities	(9)
Other noncurrent liabilities	(7)
Net identifiable assets acquired	$135
Add: Goodwill(1)	$91
Net assets acquired	$226
(1)     Goodwill is mainly attributable to the workforce, synergies and expected future growth potential from access to new markets. Goodwill recognized is not expected to be deductible for income tax purposes.
The fair value of deferred tax liability has been determined provisionally and is subject to adjustments as we obtain additional information. Any adjustments to the purchase price allocation will be made as soon as practicable, but no later than one year from the acquisition date.
The valuation of acquired intangible assets consisting of the developed technology, IPR&D and customer relationships were determined based on management’s estimates and consultation with an independent appraiser. The fair value of the developed technology and the IPR&D was estimated using the relief from royalty method, while the customer relationships were fair valued using the multiperiod excess earnings method. Significant estimations and assumptions inherent in the valuation method were employed by the Company, which included, but were not limited to, future cash flows, expected revenue growth rates, royalty rates, technology migration curve and discount rate applied to future cash flows.
Other business combinations – Silicon Manufacturing Partners Pte Ltd (“SMP”) was a joint venture between Avago Technologies International Sales Pte. Limited (“Avago Singapore”) and GLOBALFOUNDRIES Singapore Pte. Ltd. (“GlobalFoundries Singapore”). As of December 31, 2024, we held a 49% interest in SMP and managed all aspects of its manufacturing operations. On January 2, 2025, we acquired the remaining 51% of the shares in the share capital of SMP from Avago Singapore, thereby making SMP a wholly-owned subsidiary of GlobalFoundries. Total purchase price consideration of $64 million was allocated to the fair values of net assets acquired and resulted in the recognition of $37 million goodwill and the derecognition of the existing investment in joint venture.
On November 14, 2025, the Company completed its acquisition of InfiniLink Inc. (“InfiniLink”) for $48 million. InfiniLink specializes in advanced optical data connectivity chips intended for hyper-scale data centers and enterprises. The acquisition is expected to enhance the Company’s in-house design capabilities and further strengthen competitiveness in optics. We recognized goodwill, other intangible assets and deferred tax liabilities of $29 million, $30 million and $11 million, respectively, based on the preliminary allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed.
Pro forma results of operations and the revenue and net income subsequent to the acquisition date for acquisitions completed during fiscal 2025 have not been presented because the effects of the acquisitions were not material to the Company’s consolidated financial statements.

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
6.Cash And Cash Equivalents

(in millions)	December 31, 2025	December 31, 2024
Cash balances on hand and at banks	$478	$1,018
Other cash and cash equivalents	1,331	1,174
Total	$1,809	$2,192
Movements in cash and cash equivalents are presented in the Company’s consolidated statements of cash flows.
The following table presents the reconciliation of assets, liabilities and equity arising from financing activities:

				Non-cash changes
(in millions)	As of December 31, 2023 Assets (Liabilities and Equity)	Cash Flows from Financing Activities (Inflows)/ Outflows	Cash Flows from Operating Activities (Inflows)/ Outflows	Addition	Foreign exchange movement	Other	As of December 31, 2024 Assets (Liabilities and Equity)
Debt(2)	$(2,372)	$544	$—	$(16)	$42	$(4)	$(1,806)
Lease obligations	(382)	62	24	(389)	23	148	(514)
Share capital	(11)	—	—	—	—	—	(11)
Additional Paid-In Capital	(24,027)	177	—	—	—	(164)	(24,014)
Other	1	2	—	—	—	(3)	—
Total	$(26,791)	$785	$24	$(405)	$65	$(23)	$(26,345)

				Non-cash changes
(in millions)	As of December 31, 2024 Assets (Liabilities and Equity)	Cash Flows from Financing Activities (Inflows)/ Outflows	Cash Flows from Operating Activities (Inflows)/ Outflows	Addition	Foreign exchange movement	Other(1)	As of December 31, 2025 Assets (Liabilities and Equity)
Debt(2)	$(1,806)	$737	$—	$(16)	$(64)	$(2)	$(1,151)
Lease obligations	(514)	103	22	(137)	(30)	—	(556)
Share capital	(11)	—	—	—	—	—	(11)
Additional Paid-In Capital	(24,014)	5	—	—	—	(211)	(24,220)
Total	$(26,345)	$845	$22	$(153)	$(94)	$(213)	$(25,938)
(1)Includes $200 million of share-based compensation.
(2)Accrued interest is included in accrued liabilities in the consolidated statements of financial positions. Interest paid relating to the Company’s debt is included in cash flow from operating activities on the consolidated statements of cash flows.
Geographical concentration of cash and cash equivalents is as follows:

(in millions)	December 31, 2025	December 31, 2024
United States of America	$1,133	$1,637
Republic of Singapore	436	341
Other	240	214
Total	$1,809	$2,192

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
7.Receivables, Prepayments and Other Assets

(in millions)	December 31, 2025	December 31, 2024
Current:
Trade receivables, other than related parties(1)	$1,041	$906
Other receivables	254	316
Unbilled accounts receivable(2)	63	38
Receivables from government grants	167	133
Other current financial assets	53	13
Total	$1,578	$1,406
Non-current:
Unbilled accounts receivable(2)	$18	$—
Advances to suppliers(3)	173	180
Receivables from government grants	100	124
Equity investments	101	25
Other	106	22
Total	$498	$351
(1)The Company’s trade receivables, other than related parties, are all classified as current and are expected to be collected within one year. The Company’s provision for sales returns was not material for either of the years ended December 31, 2025 and 2024. See the table below for the aging of the Company’s trade receivables, other than related parties.
(2)Unbilled accounts receivable represents amounts recognized on revenue contracts less associated advances and progress billings. These amounts will be billed in accordance with the agreed-upon contractual terms or upon shipment of products or rendering services.
(3)Primarily represents advances to suppliers to offset against future purchases.
The following table summarizes the activity in the Company’s unbilled accounts receivable:

(in millions)	December 31, 2025	December 31, 2024
Beginning balance	$38	$33
Revenue recognized during the year	177	118
Amounts invoiced	(135)	(113)
Other	1	—
Ending balance	$81	$38
The following table presents the aging of accounts receivable:

(in millions)	December 31, 2025	December 31, 2024
Receivables neither past due nor impaired	$943	$850
Less than 30 days	90	49
31 to 60 days	2	—
61 to 90 days	4	—
91 to 120 days	2	7
Total	$1,041	$906
8.Inventories
Inventories consist of the following:

(in millions)	December 31, 2025	December 31, 2024
Work in progress and others	$1,018	$1,088
Raw materials and supplies	649	665
Inventory reserves	(90)	(129)
Total	$1,577	$1,624
During the years ended December 31, 2025 and 2024, the Company recognized $45 million and $32 million, respectively, within cost of revenue to write down certain inventories to their estimated net realizable value. There were no significant reversals of any write-down of inventories.

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
9.Property, Plant and Equipment

(in millions)	Land and Land Improvements	Buildings and Leasehold Improvements	Equipment	Computers	Construction in Progress	Total
Cost
As of December 31, 2023	$92	$7,635	$24,277	$448	$1,512	$33,964
Additions(1)	—	11	36	3	202	252
Transfers from construction in progress	—	127	1,361	8	(1,496)	—
Disposals	—	—	(406)	(1)	(4)	(411)
Effects of exchange rate changes	(1)	(4)	(20)	—	—	(25)
As of December 31, 2024	91	7,769	25,248	458	214	33,780
Additions(1)	—	7	23	—	527	557
Acquisitions	—	5	87	2	7	101
Asset retirement cost adjustment	—	(39)	6	—	—	(33)
Transfers from construction in progress	—	62	197	9	(268)	—
Disposals	—	(15)	(1,219)	(4)	(1)	(1,239)
Effect of exchange rate changes	1	8	45	—	1	55
As of December 31, 2025	$92	$7,797	$24,387	$465	$480	$33,221
Accumulated Depreciation
As of December 31, 2023	$28	$4,205	$19,486	$409	$7	$24,135
Additions(1)	2	269	1,081	18	—	1,370
Impairments	1	566	362	1	5	935
Disposals	—	—	(404)	(1)	—	(405)
Effects of exchange rate changes	—	(2)	(15)	—	—	(17)
As of December 31, 2024	31	5,038	20,510	427	12	26,018
Additions(1)	1	229	891	16	(2)	1,135
Disposals	—	(15)	(1,174)	(4)	—	(1,193)
Effect of exchange rate changes	—	4	34	—	—	38
As of December 31, 2025	$32	$5,256	$20,261	$439	$10	$25,998

Net book value as of December 31, 2024	$60	$2,731	$4,738	$31	$202	$7,762

Net book value as of December 31, 2025	$60	$2,541	$4,126	$26	$470	$7,223
(1) The Company earned investment tax credits related to the construction of wafer fabrication facilities in New York and Vermont (which were netted against additions relating to Building and Leasehold Improvements and Equipment). These credits were generally earned based on when the related assets were placed in service. The Company recorded the investment tax credits as a reduction of property, plant and equipment costs. As of December 31, 2025 and 2024, the investment tax credits included in property, plant and equipment amounted to $188 million and $174 million, respectively.
Construction in progress includes property, plant and equipment that is still in progress of construction and in the qualification process for equipment, necessary for these assets to be operating in the manner for their intended use. When these assets are completed and placed in service, they are transferred to property, plant and equipment and depreciation commences. The Company transferred $268 million and $1.5 billion in 2025 and 2024, respectively, from construction in progress to the respective property, plant and equipment category.
Depreciation expense on property, plant and equipment is as follows:

(in millions)	2025	2024	2023
Cost of revenue	$1,081	$1,300	$1,207
Research and development expenses	36	51	38
Selling, general and administrative expenses	18	19	20
Total	$1,135	$1,370	$1,265

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company performed its annual impairment assessment during the fourth quarter of 2025 and concluded no impairment triggers were present. When performing the fourth quarter 2024 impairment assessment, the Company identified impairment indicators present on certain long-lived assets relating to legacy investments in production capacity at its fabrication facility in Malta, New York. The impairment indicators were identified by re-evaluating the diversification of the Company’s long-term manufacturing technology platform roadmap in Malta, consistent with its current technology capabilities and transfer strategy necessary to meet expected long-term market demand.
Assessing the impairment of long-lived assets involves comparing their respective carrying value with their recoverable values. Management determined the recoverable value of the assets by assessing both the fair value less cost of disposal and value in use. The recoverable amount was assessed to be the value in use which was greater than the fair value less cost of disposal. The Company estimated the value in use of its long-lived assets using a discounted cash-flow model. The significant assumptions used to estimate the value in use were based on an 11.5% weighted average cost of capital and expected revenue growth rates. Based on the impairment analysis conducted, the Company determined that the carrying value of the long-lived assets exceeded its recoverable amount, and as a result, recorded an impairment charge of $935 million during the quarter ended December 31, 2024, which is included within operating expenses in the consolidated statements of operations.
10.Goodwill and Intangible Assets

Cost (in millions)	Technology, Licenses and Similar Rights	Software	Patents	Goodwill	Other	Total

As of December 31, 2023	$1,238	$464	$226	$18	$137	$2,083
Additions	240	53	2	57	43	395
Disposals	(138)	—	—	—	—	(138)
As of December 31, 2024	1,340	517	228	75	180	2,340
Additions	81	49	—	—	—	130
Acquisitions	3	—	6	332	366	707
Disposals	(157)	(4)	—	—	—	(161)
As of December 31, 2025	$1,267	$562	$234	$407	$546	$3,016

Accumulated Amortization
As of December 31, 2023	$1,052	$283	$225	$—	$132	$1,692
Additions	122	3	—	—	1	126
Disposals	(138)	—	—	—	—	(138)
As of December 31, 2024	1,036	286	225	—	133	1,680
Additions	108	13	—	—	8	129
Disposals	(157)	(4)	—	—	—	(161)
As of December 31, 2025	$987	$295	$225	$—	$141	$1,648

Net book value as of December 31, 2024	$304	$231	$3	$75	$47	$660

Net book value as of December 31, 2025	$280	$267	$9	$407	$405	$1,368

Amortization expense on intangible assets is as follows:

(in millions)	2025	2024	2023
Cost of revenue	$43	$58	$61
Research and development expenses	71	66	63
Selling, general and administrative expenses	15	2	5
Total	$129	$126	$129

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
11.Other Financial Assets and Liabilities
The following derivative contracts are outstanding at December 31, 2025 and 2024 (in millions unless otherwise specified):

	Fair Value of Derivative Instruments
Derivative Instruments	Other Current Financial Assets	Other Non-current Financial Assets	Other Current Financial Liabilities	Other Non-current Financial Liabilities	Notional Amount	Average Foreign Currency/ US$	Average Strike Rate / Price	Maturity
Outstanding as of December 31, 2024:
Forward contracts:
Euro forward contracts (receive EUR / pay USD)	$2	$—	$(33)	$(5)	$1,082	0.92	—	2025 - 2026
Singapore dollar forward contracts (receive SGD / pay USD)	—	—	(9)	—	516	1.33	—	2025 - 2026
Japanese yen forward contracts (receive JPY / pay USD)	2	—	(5)	—	42	144.30	—	2025 - 2026
	4	—	(47)	(5)	1,640
Interest rate swaps	—	2	—	—	76	—	1.731% - 1.761%	2026
Cross currency interest rate swaps (receive EUR / pay USD)	—	—	—	(1)	32	0.90	4.182% - 4.182%	2026
Cross currency swaps (receive SGD / pay USD)	—	49	—	—	1,127	1.37	1.830% - 1.941%	2028
Commodity swaps	9	4	(7)	(2)	214	—	66.50	2025 - 2026
Total	$13	$55	$(54)	$(8)	$3,089

Outstanding as of December 31, 2025:
Forward contracts:
Euro forward contracts (receive EUR / pay USD)	$42	$—	$(4)	$—	$793	0.89	—	2026 - 2027
Singapore dollar forward contracts (receive SGD / pay USD)	8	—	(4)	—	645	1.28	—	2026 - 2027
Japanese yen forward contracts (receive JPY / pay USD)	1	—	(1)	—	49	153.29	—	2026
	51	—	(9)	—	1,487
Interest rate swaps	—	—	—	—	38	—	1.731% - 1.761%	2026
Cross currency interest rate swaps (receive EUR / pay USD)	1	—	—	—	16	0.90	4.182% - 4.182%	2026
Cross currency swaps (receive SGD / pay USD)	—	108	—	—	1,128	1.37	1.830% - 1.941%	2028
Commodity swaps	1	—	(19)	(9)	237	—	63.49	2026 - 2027
Total	$53	$108	$(28)	$(9)	$2,906

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table presents the fair values and locations of these derivative instruments recorded in the consolidated statements of financial position:

	Fair Value of Derivative Instruments
Derivative Instruments	Other Current Financial Assets	Other Non-current Financial Assets	Other Current Financial Liabilities	Other Non-current Financial Liabilities
Outstanding as of December 31, 2024:
Derivatives designated as hedging instruments
Foreign currency forwards	$4	$—	$(44)	$(5)
Interest rate swaps	—	2	—	—
Cross currency swaps and cross currency interest rate swaps	—	49	—	(1)
Commodity swaps	9	4	(7)	(2)
Derivatives not designated as hedging instruments
Foreign currency forwards	—	—	(3)	—
Total	$13	$55	$(54)	$(8)

Outstanding as of December 31, 2025:
Derivatives designated as hedging instruments
Foreign currency forwards	$50	$—	$(9)	$—
Interest rate swaps	—	—	—	—
Cross currency swaps and cross currency interest rate swaps	1	108	—	—
Commodity swaps	1	—	(19)	(9)
Derivatives not designated as hedging instruments
Foreign currency forwards	1	—	—	—
Total	$53	$108	$(28)	$(9)

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table presents the effect of derivatives designated as hedging instruments on the consolidated statements of operations and comprehensive income (loss) (net of tax):

(in millions)	Gains (Losses) Recognized in Accumulated OCI on Derivatives (effective Portion)	Gains (Losses) Reclassified from Accumulated OCI to cost of Property, Plant and Equipment	Location of Gains (Losses) Reclassified from Accumulated OCI into Income	Gains (Losses) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gains (Losses) Recognized into Income (Ineffective Portion)	Gains (Losses) Recognized into Income (Ineffective Portion)
Year ended December 31, 2024
Derivatives designated as hedging instruments— Forward currency forward contracts	$(59)	$(1)	Cost of revenue and operating expenses	$8	Other income (expense)	$—
Derivatives designated as hedging instruments— Interest rate swaps	4	—	Finance expense	24	Other income (expense)	—
Derivatives designated as hedging instruments— Cross currency swaps and cross currency interest rate swaps	(47)	—	Finance expense	(1)	Other income (expense)	—
			Other income (expense)	(45)		—
Derivatives designated as hedging instruments – Commodity swaps	23	—	Cost of revenue and operating expenses	(17)	Other income (expense)	—
			Other income (expense)	—		—

Year ended December 31, 2025
Derivatives designated as hedging instruments— Forward currency forward contracts	$134	$—	Cost of revenue and operating expenses	$44	Other income (expense)	(2)
Derivatives designated as hedging instruments— Interest rate swaps	—	—	Finance expense	2	Other income (expense)	—
Derivatives designated as hedging instruments— Cross currency swaps and cross currency interest rate swaps	57	—	Finance expense	(5)	Other income (expense)	—
			Other income (expense)	70		—
Derivatives designated as hedging instruments – Commodity swaps	(49)	—	Cost of revenue and operating expenses	(13)	Other income (expense)	—
			Other income (expense)	—		—
For the years ended December 31, 2025, 2024 and 2023, the gains (losses) from foreign currency forward contracts and commodity swaps not designated as hedging instruments, which were recorded in other income (expense) on the consolidated statements of operations, were $24 million and $0, ($24 million) and ($1 million), and ($16 million) and ($8 million), respectively.

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12.Trade Payables and Other Liabilities

(in millions)	December 31, 2025	December 31, 2024
Current:
Trade payables	$491	$406
Accrued expenses	452	522
Contract liabilities(1)	718	840
Advances and deposits(2)	44	66
Payables for property, plant and equipment and intangible assets	335	161
Other(3)	114	114
Total	$2,154	$2,109
Non-current:
Payables for intangible assets	150	193
Contract liabilities(1)	512	744
Other(3)	200	85
Total	$862	$1,022
(1)Contract liabilities comprises contract liabilities for payments received in advance of the satisfaction of performance obligations for wafers, as well as NRE services.
(2)Advances and deposits include advances from customers of $13 million (2024: $36 million) collected for purchase orders.
(3)Other includes other financial liabilities, due from related parties, deferred tax liabilities and non-current advances and deposits. See Note 11. Other Financial Assets And Liabilities for further details on other financial liabilities.
The following table presents the activities in contract liabilities for the years ended December 31, 2025 and 2024:

(in millions)	December 31, 2025	December 31, 2024
Beginning contract liabilities balance	$1,584	$1,983
Cash receipts in advance of satisfaction of performance obligations	782	381
Released to the consolidated statements of operations (1)	(1,124)	(749)
Other(2)	(12)	(31)
Ending contract liabilities balance	$1,230	$1,584

Current	$718	$840
Non-current	512	744
Total	$1,230	$1,584
(1)Of revenue released to the consolidated statements of operations for the years ended December 31, 2025 and 2024, $775 million and $618 million, respectively were included in the beginning balance of contract liabilities.
(2)Includes $15 million and $18 million primarily due to the unbilled accounts receivable balance applied against the related contract liabilities for a certain customer's non-recurring engineering arrangement as of December 31, 2025 and 2024, respectively.
13.Long-Term Debt

(in millions)	December 31, 2025	December 31, 2024
Current:
Term loans and other	$86	$753
Non-current:
Term loans and other	1,065	1,053
Total	$1,151	$1,806

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Movements in interest bearing borrowings for the years ended December 31, 2025 and 2024 were as follows:

(in millions)	December 31, 2025	December 31, 2024
Opening balance	$1,806	$2,372
New loans and borrowings	20	31
Repayments	(757)	(575)
Other	82	(22)
Ending balance	$1,151	$1,806
Terms and Debt Repayment Schedule
The following table summarizes term loan facilities. The below arrangements are all considered to be secured.

Description	Currency	Nominal Interest Rate	Interest Payment Terms	Principal Payment Terms	Year of Maturity	2025 Carrying Amount	2024 Carrying Amount
USD Term Loan A	USD	SOFR + 2.90%	Quarterly	Semi-Annual	2025	$—	$586
2021 SGD EDB Loan	SGD	1.40%	Semi-Annual	Semi-Annual	2041	24	—
Various	EUR, USD	Various			2026-2032	62	167
Current total						86	753

2021 SGD EDB Loan	SGD	1.40%	Semi-Annual	Semi-Annual	2041	1,023	974
Various	EUR, USD	Various			2032	42	79
Non-current total						1,065	1,053
Total						$1,151	$1,806
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
2021 SGD EDB Loan – On September 3, 2021, the Company entered into a loan agreement with Singapore Economic Development Board (“EDB”), which provided loan facilities with maximum drawdown of $1,149 million (SGD 1,541 million) at a fixed nominal interest rate of 1.4%. The difference between the nominal interest rate of the loan and the market interest rate for an equivalent loan is recognized as a government grant. The loan matures on June 1, 2041, with interest-only payments for the first 5 years and principal repayments commencing thereafter, payable on a semi-annual basis. The loan remains fully drawn as of December 31, 2025.
As of December 31, 2025 and 2024, $1,023 million and $974 million, respectively, were recorded in long-term debt based on an effective interest rate of 3.2% and $135 million and $158 million, respectively, were recorded in deferred income from government grants. Additionally, $24 million was recorded in short-term debt as of December 31, 2025.
5-year Revolving and Letter of Credit Facilities Agreement – On October 13, 2021, the Company entered into an amendment to the 5-year Revolving and Letter of Credit Facilities Agreement to increase the commitment to $1.0 billion.
The following table summarizes unutilized credit facilities available to the Company to maintain liquidity to fund operations:

(in millions)	December 31, 2025	December 31, 2024
Revolving Credit Facility	$1,011	$1,012
Uncommitted Credit Facilities(1)	105	102
Total	$1,116	$1,114
(1)     Credit facility made available to the Company, but the lender is not obligated to loan funds.
Assets pledged as security – Certain property, plant and equipment with a carrying amount of $2.6 billion have been pledged to secure borrowings under pledged agreements for the Company. The Company is not allowed to pledge these assets as security for other borrowings or to sell them outside normal course of business.
Compliance and Waivers – In September 2025 and November 2024, the Company obtained waivers to certain loan agreements, lease agreements and equipment purchase agreements, pursuant to which the lenders agreed to waive potential automatic events of default due to breach of any sanctions. The breaches related to shipments made in error to companies on the U.S. Bureau of Industry and Security’s Entity List. These waivers eliminated the possibility of automatic events of default that would have otherwise existed as of and prior to the date the waivers were obtained.

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
14.Leases
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

(in millions)	December 31, 2025	December 31, 2024
Amortization of right-of-use assets	$50	$72
Interest expense on lease liabilities	22	26
Total net lease cost	$72	$98
Weighted average remaining lease term	11.1 years	14.5 years
Weighted average discount rate	4.23%	4.36%
The following table summarizes maturities of lease liabilities as of December 31, 2025 and 2024:

	December 31, 2025		December 31, 2024
(in millions)	Minimum Lease Payments	Present Value of Payments	Minimum Lease Payments	Present Value of Payments
Within 1 year	$90	$69	$110	$90
2-5 years	224	159	206	146
After 5 years	399	328	350	278
	$713	$556	$666	$514
Less: finance charges	(157)	—	(152)	—
Present value of minimum lease payments	$556	$556	$514	$514

Current		$69		$90
Non-current		487		424
Total		$556		$514
Supplemental cash flow information related to leases is as follows:

(in millions)	December 31, 2025	December 31, 2024
Cash flows used in operating activities:
Interest paid	$(22)	$(24)
Cash flows used in financing activities:
Payment of lease obligations	(103)	(62)
The following table outlines the carrying amounts of ROU assets:

(in millions)	December 31, 2025	December 31, 2024
Land and improvements	$60	$63
Building and leasehold improvements and equipment	509	435
Total	$569	$498
The following table summarizes the movement of ROU assets which primarily relates to building and leasehold improvements during the years ended December 31, 2025 and 2024:

(in millions)	December 31, 2025	December 31, 2024
Beginning balance	$498	$335
Additions	127	236
Disposals	(6)	(1)
Amortization	(50)	(72)
Ending balance	$569	$498

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15.Provisions
The movement in provisions for asset retirement obligations and restructuring charges during the years ended December 31, 2025 and 2024 is as follows:

(in millions)	December 31, 2025	December 31, 2024
Beginning balance	$214	$240
Arising/reassessed during the period	(26)	(1)
Accretion cost	4	4
Restructuring charges	—	7
Utilized(1)	(11)	(36)
Released to the consolidated statements of operations	(7)	—
Ending balance	$174	$214
(1)     Includes $7 million and $2 million related to asset retirement obligations and $4 million and $34 million related to restructuring charges for the years ended December 31, 2025 and 2024, respectively.
The Company records a provision for site restoration costs as required by legal and contractual obligations if assessed to be probable that it will incur such costs. The Company has estimated costs based on available information about the extent of restoration work required.
The provision has been calculated using discount rates of 1.47% to 2.21% (2024: 2.00% to 2.67%), which is the risk-free rate in the jurisdiction of the liability. The site restoration costs are expected to be incurred on site abandonment for owned property and on lease expiration for leasehold land. The expected timing of incurring site restoration costs is consistent with the remaining useful lives of the underlying property, plant and equipment.
16.Government Grants
The following table presents the movement in deferred income from government grants for the years ended December 31, 2025 and 2024:

(in millions)	December 31, 2025	December 31, 2024
Beginning balance	$327	$360
Received/receivable during the period	31	34
Released to the consolidated statements of operations	(97)	(67)
Ending balance	$261	$327

Current	59	92
Non-current	202	235
Total	$261	$327
Government grants were recognized in the consolidated statements of operations as follows:

(in millions)	December 31, 2025	December 31, 2024	December 31, 2023
Cost of revenue	$33	$31	$29
Research and development expenses	64	36	29
Total balance	$97	$67	$58
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
17.Issued Capital
Share Capital – On May 22, 2024, the Company announced a share repurchase of 3.9 million ordinary shares from MTIC, a majority shareholder, at the price of $50.75 per share, for an aggregate purchase amount of $200 million. We completed the share repurchase on May 28, 2024.
On May 28, 2024, our Board of Directors resolved to cancel the 3.9 million shares.

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025, there were 1,300 million ordinary shares and 200 million preferred shares both with a par value of $0.02 authorized, and 556 million ordinary shares issued and outstanding.
Additional Paid-In Capital – Additional paid-in capital represents the excess of assets less liabilities contributed to GlobalFoundries by shareholders over the share capital issued in exchange for those contributions and share-based compensation charges for share-based payments.
18.Net Revenue
The following table presents the Company’s revenue disaggregated based on revenue source and timing of revenue recognition. The Company believes these categories best depict the nature and timing of revenue.

(in millions)	2025	2024	2023
Type of goods and services:
Wafer revenue	$6,022	$6,098	$6,536
Non wafer revenue	769	652	856
Total	$6,791	$6,750	$7,392

Timing of revenue recognition:
Revenue recognized over time	$656	$484	$471
Revenue recognized at a point in time	6,135	6,266	6,921
Total	$6,791	$6,750	$7,392
The Company recognizes revenue when wafers are transferred to the customer, which is determined to be at the point of wafer shipment from the Company’s facilities or delivery to the customer location, as determined by the agreed shipping terms.
The Company’s remaining performance obligations that are completely or partially unsatisfied as of December 31, 2025 was approximately $11 billion pertaining to wafer products under certain long-term supply arrangements with customers. Generally, the amount and timing of recognition of the remaining performance obligations are subject to change and are affected by several factors, including terminations, subsequent modifications in the scope of contracts and uncertainty in meeting volume commitments. Based on the current terms of the contracts, 51.8% of these performance obligations is expected to be recognized in the next 24 months, with the remaining 48.2% substantially satisfied within the following three years thereafter.
The following table presents the Company’s revenue disaggregated based on end markets for the year ended December 31, 2025 and 2024:

(in millions):	2025	2024
Smart Mobile Devices	$2,678	$3,048
Communications Infrastructure & Data Center	745	577
Home and Industrial IoT	1,189	1,267
Automotive	1,410	1,206
Non wafer revenue and other	769	652
Total	$6,791	$6,750
19.Cost of Revenue

(in millions)	2025	2024	2023
Depreciation of property, plant and equipment, right-of-use assets and amortization of intangible assets(1)	$1,168	$1,424	$1,321
Inventory changes, materials costs and other	1,650	1,469	1,742
Staff costs, maintenance costs and utilities(2)	2,283	2,206	2,228
Total	$5,101	$5,099	$5,291
(1)Amounts are net of amortization of government grants relating to assets. See Note 9. Property, Plant and Equipment for the detailed movements of property, plant and equipment.
(2)Staff costs, maintenance costs and utilities costs include share-based compensation of $61 million, $58 million and $48 million for the years ended December 31, 2025, 2024 and 2023, respectively.

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
20.Research and Development Expenses

(in millions)	2025	2024	2023
Staff costs, maintenance costs and utilities(1)	$293	$245	$230
Depreciation of property, plant and equipment, right-of-use assets and amortization of intangible assets	108	118	119
Other(2)	117	133	79
Total	$518	$496	$428
(1)Staff costs, maintenance costs and utilities costs include share-based compensation of $42 million, $31 million and $25 million for the years ended December 31, 2025, 2024 and 2023, respectively.
(2)Other primarily includes material costs and net (income) expenses related to research funding agreements and wafer, labor and software license costs allocated (to) and from cost of revenue.
21.Selling, General and Administrative Expenses

(in millions)	2025	2024	2023
Staff costs, maintenance costs and utilities(1)	$426	$389	$342
Depreciation of property, plant and equipment, right-of-use assets and amortization of intangible assets	38	26	25
Other(2)	(89)	12	106
Total	$375	$427	$473
(1)Staff costs, maintenance costs and utilities costs include share-based payments of $102 million, $98 million and $96 million for the years ended December 31, 2025, 2024 and 2023, respectively.
(2)Other primarily includes (gain) loss on tool sales, net professional charges, real estate transfer taxes, marketing expenses, facility costs and certain contract cancellation fees.
22.Share-Based Compensation
The Company incurred share-based compensation expenses of $205 million, $187 million, and $148 million during the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, the additional paid-in capital related to the share proceeds, including withholding tax, amounted to $5 million and $1 million, respectively. The Company incurred $4 million, $2 million and $21 million of payroll taxes associated with the share-based compensation expense for the years ended December 31, 2025, 2024 and 2023, respectively.
As of December 31, 2025 and 2024, the Company has 3.6 million shares available for future grants under the 2018 Share Incentive Plan (as described below).
As of December 31, 2025 and 2024, the Company has 12.0 million shares and 14.7 million shares respectively, available for future grant under the 2021 Equity Compensation Plan.
RSUs
In 2025 and 2024, the Company granted RSUs under the 2021 Equity Compensation Plan. The RSUs have a time-based vesting requirement, which provides that the RSUs will generally vest in three annual installments, with 33.3% vesting on each one-year anniversary of the vesting commencement date subject to the employee’s continued employment with the Company.

	Number of RSUs (in millions)	Weighted average grant date fair value
Outstanding as of December 31, 2023	4.1	$58.87
Granted	3.5	$52.37
Forfeited	(0.3)	$54.64
Vested	(2.2)	$56.82
Outstanding as of December 31, 2024	5.1	$55.57
Granted	6.8	$36.25
Forfeited	(0.5)	$45.12
Vested	(2.7)	$55.70
Outstanding as of December 31, 2025	8.7	$41.09
As of December 31, 2025, 2024 and 2023, there was $169 million, $115 million and $107 million, respectively, of total unrecognized compensation cost related to outstanding RSUs.

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PSUs
In 2025 and 2024, the Company granted performance stock units (“PSUs”) under the 2021 Equity Compensation Plan to certain senior level employees. Each PSU represents a contingent right to receive shares of the Company’s stock if the Company meets certain performance measures over the requisite performance period. The PSU awards entitle recipients to receive, upon vesting, a number of shares that ranges from 0% to 200% of the number of PSUs awarded, depending on the level of achievement of the specified performance conditions over a three year performance period.

	Number of PSUs (in millions)	Weighted average grant date fair value
Outstanding as of December 31, 2023	1.2	$69.96
Granted	0.8	$53.50
Forfeited	—	$69.88
Vested	(0.2)	$70.23
Outstanding as of December 31, 2024	1.8	$62.46
Granted	1.6	$36.88
Forfeited	(0.2)	$48.13
Vested	(0.2)	$63.76
Outstanding as of December 31, 2025	3.0	$47.04
The Company uses the Monte Carlo simulation model to estimate the fair value of the PSUs at the date of grant. The equity volatility was determined based on the historical volatility of comparable publicly traded companies over a look-back period of 2.83 years in 2025 and 2.84 years in 2024, commensurate with the remaining term of the PSUs. The risk-free interest rate is based on the United States Treasury with a remaining term equivalent to the remaining performance measurement period. Dividends are not paid on the Company’s stock.
The assumptions used to value the Company’s PSUs granted during the period presented and their expected lives were as follows:

	December 31, 2025	December 31, 2024
Expected volatility	45.12%	49.10%
Risk-free interest rate	3.90%	4.48%
Compensation expense is recognized for the PSU awards based on a graded attribution basis over the vesting period. As of December 31, 2025 and 2024, there was $65 million and $36 million, respectively, of total unrecognized compensation expense related to the PSUs.
ESPP
In connection with, and prior to the consummation of the Company's initial public offering in 2021, the Company's Board of Directors adopted the GLOBALFOUNDRIES Inc. 2021 Employee Stock Purchase Plan (the “ESPP”). The ESPP is administered by the Company's Board of Directors or, as applicable, its delegate (the “ESPP Administrator”).
The ESPP provides eligible employees with an opportunity to purchase ordinary shares through payroll deduction of up to 10.0% of their eligible compensation. A participant may purchase a maximum of 2,500 ordinary shares during a purchase period. Amounts deducted and accumulated by the participant are used to purchase ordinary shares at the end of each six-month purchase period. Participants in the ESPP receive a one-time grant of 50 RSUs upon enrollment in the ESPP. The Company matches 20.0% of each employee’s contributions on an after-tax basis.
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
During the year ended December 31, 2025, the Company issued 0.8 million shares under this plan reflecting employees’ contributions and the 20.0% Company match.

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
23.Finance Income and Expense
Finance Income

(in millions)	2025	2024	2023
Interest income - deposits	$63	$106	$92
Interest income on FVOCI investments	77	61	30
Accretion income and other	19	34	27
Total finance income	$159	$201	$149
Finance Expense

(in millions)	2025	2024	2023
Interest on long-term debt	$28	$80	$80
Interest on lease obligations	22	26	21
Commitment fees and amortization of debt issuance costs	9	11	13
Accretion costs and other	34	28	23
Total finance expense	$93	$145	$137
24.Other Income (Expense), Net

(in millions)	2025	2024	2023
Gains (losses) on hedging activities	$76	$(82)	$(78)
Other(1)	(28)	$70	$21
Total other income (expense), net	$48	$(12)	$(57)
(1)     Relates primarily to foreign currency gains and losses.
25.Income Taxes
For tax reporting purposes, the Company consolidates its entities under GLOBALFOUNDRIES Inc., a Cayman Islands entity as described in Note 1. Organization. Accordingly, the Company has presented the domestic portion of the disclosures below based on its country of domicile in the Cayman Islands.
As a Cayman Islands corporation, the Company’s domestic statutory income tax rate is 0.00%. The difference between the Company’s domestic statutory income tax rate and its (expense) benefit for income taxes is due to the effect of the tax rates in the other jurisdictions in which the Company operates. Principally, for the years ended December 31, 2025 and 2024, the Company is subject to U.S. federal and state taxes with a combined statutory tax rate of 21.8% and 21.8%, respectively, German corporation and trade taxes with a combined statutory tax rate of 31.6%, and Singapore’s statutory tax rate of 17.0%.
Income tax expense consisted of the following:

(in millions)	December 31, 2025	December 31, 2024	December 31, 2023
Current income tax expense:
Current income tax benefit (expense)	$(33)	$(21)	$(13)
Adjustments in respect of current income tax of previous year	—	(6)	(3)
Deferred tax
Net operating and investment allowance carryforwards	(125)	(20)	(74)
Currency effect on non-monetary assets of subsidiary	84	(45)	23
Other change in temporary differences	51	—	1
Income tax expense reported in the consolidated statements of operations	$(23)	$(92)	$(66)

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A reconciliation between tax expense and accounting profit multiplied by the Company’s statutory rate of 0.0% is as follows:

(in millions)	December 31, 2025	December 31, 2024	December 31, 2023
Income (Loss) before income taxes	$911	$(170)	$1,084
Tax at Enacted Statutory Rate	$—	$—	$—
Foreign tax rate differential	(159)	80	(65)
Adjustments in respect to current income tax of previous years	—	(6)	(1)
Impact of unrecognized deferred tax assets	29	(116)	(20)
Impact of recognized deferred tax assets	187	—	—
Non-deductible expenses for tax purposes	(12)	(23)	—
Effects of change in tax status	(116)	—	—
Effects of foreign exchange gains (loss)	79	(35)	10
Impact of change in liability for uncertain tax positions	(3)	—	3
Withholding Tax	(6)	—	—
Other effects	(22)	8	7
Income tax (expense) benefit	$(23)	$(92)	$(66)
Effective income tax rate	(2.5)%	54.1%	(6.1)%
In 2024, the Company became subject to the Pillar 2 model rules ("Pillar 2") as published by the Organization for Economic Cooperation and Development (“OECD”). These rules are designed to ensure large multinational Companies within the scope of the rules pay a minimum level of tax in each jurisdiction where they operate. In general, Pillar 2 applies a system of top-up taxes to bring the Company's effective tax rate in each jurisdiction to a minimum of 15.0%. We have performed an assessment of the Company’s potential exposure to Pillar 2 income taxes based on the most recent financial information available for the jurisdictions in which the Company operates. Based on the assessment, the Pillar 2 effective tax rates in most of the jurisdictions in which the Company operates are above 15.0% and the Company has determined it is not subject to top-up tax in Germany, the U.S. and Singapore.
The Company has determined it is not probable that deferred tax assets will be realized in the U.S., however it is probable that deferred tax assets will be realized in Singapore and Germany.
Components of the Company’s deferred tax assets and liabilities are attributable as follows:

(in millions)	December 31, 2025	December 31, 2024
Accelerated depreciation on property, plant and equipment	$(168)	$(33)
Losses, credits and investment allowances available for offsetting against future taxable income	266	180
Accrued expenses	47	9
Other	(30)	7
Net deferred tax assets	$115	$163
The classification of the net deferred tax assets in the statements of financial position is as follows:

(in millions)	December 31, 2025	December 31, 2024
Deferred tax assets	$231	$188
Deferred tax liabilities(1)	(116)	(25)
Net deferred tax assets	$115	$163
(1)     Included in Other non-current liabilities in the statements of financial position.
Total unrecognized deferred tax assets as of December 31, 2025 and 2024 were $3.6 billion and $3.8 billion, respectively. The amount as of December 31, 2025 is composed of $3.5 billion related to the U.S. and $72 million related to Germany. The amount as of December 31, 2024 was composed of $3.6 billion in the U.S. and $249 million in Germany. The Company does not anticipate any significant changes to the total amount of unrecognized deferred tax assets within the next 12 months following the reporting date. Deferred tax assets have not been recognized with respect to these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits.

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unutilized gross operating and other loss carryforwards are as follows:

Type	December 31, 2025	December 31, 2024	Expiration as of December 31, 2025
(in millions)
U.S. Gross Operating Loss Carryforwards
U.S. Federal	$6,665	$5,724	2035–2037 ($4,227 million)
California	944	821	Beginning 2028
Other States	904	888	Beginning 2026
Singapore Gross Loss Carryforwards
Corporate Tax	$—	$58	Do not expire
Investment Losses	478	843	Do not expire
Capital Allowances	39	150	Do not expire
Germany Gross Loss Carryforwards
Corporate Tax	$937	$990	Do not expire
Trade Tax	658	724	Do not expire
In addition, the Company has U.S. federal research and development tax credit carryforwards of $212 million and $175 million for the years December 31, 2025 and 2024, respectively, that will expire in years 2027 through 2045. The Company has California research and development tax credits of $36 million and $21 million as of December 31, 2025 and 2024, respectively, that do not expire. The Company has foreign tax credit carryforward in the United States of $53 million and $31 million for 2025 and 2024, respectively. The credits will begin to expire in 2027. The Company has Corporate Alternative Minimum Tax (CAMT) credit carryforwards of $0 and $11 million for 2025 and 2024, respectively. The Company has nonrefundable New York Empire Zone credit carryforwards of $944 million and $947 million as of December 31, 2025 and 2024, respectively, that do not expire. Four other states have research and development tax credits - Texas, Minnesota, Vermont and New Jersey for which the Company has calculated a total credit carryforward of $10 million and $11 million for the years ended December 31, 2025 and 2024, respectively. These credits have a carryforward that expires between 2026 through 2044. The Company’s U.S. carryforward attributes have not been recognized as deferred tax assets.
At December 31, 2025 and 2024, no deferred tax liabilities were recorded for taxes that would be payable on the undistributed earnings of the Company’s subsidiaries. It is the Company’s intention to indefinitely reinvest the undistributed earnings of its foreign subsidiaries except in certain limited cases, which are not expected to have a material tax effect on the consolidated financial statements. The cash that is permanently reinvested is typically used to expand operations.
A reconciliation of deferred taxes, net is as follows:

(in millions)	December 31, 2025	December 31, 2024
Beginning balance	$163	$235
Tax (expense) benefit recognized to consolidated statements of operations	10	(65)
Tax (expense) benefit recognized to other comprehensive income (loss)	(6)	2
Deferred tax liabilities recognized from acquisition purchase accounting	(52)	(9)
Ending balance	$115	$163
All current tax expense is recorded to the statement of operations. For the years ended December 31, 2025 and 2024, the Company recognized a deferred tax expense of $6 million and a deferred tax benefit of $2 million, respectively, in other comprehensive income related to the revaluation of cash flow hedges. For the year ended December 31, 2025, the Company also recorded a $52 million deferred tax liability through Goodwill related to identified intangible assets from multiple acquisitions.
As of December 31, 2025 and 2024, the Company has $7 million and $8 million current tax receivable positions, respectively, related to its subsidiaries in the U.S. and Europe.
As of December 31, 2025 and 2024, the Company reported current income tax payable of $33 million and $21 million, respectively. These amounts consist of $18 million and $13 million in Germany, $2 million in the United States/Cayman Islands for both periods, $7 million and $6 million in Singapore, $4 million and $0 in the Netherlands and $2 million and $0 in the other APAC jurisdictions, respectively. Included in these balances as of December 31, 2025 and 2024, are uncertain tax provisions totaling $2 million in the United States for both periods, $5 million and $4 million in Singapore and $5 million in Germany for both periods, primarily related to exposure arising from unutilized capital allowances and domestic related party transactions.

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
26.Earnings Per Share
Basic and diluted earnings per share have been calculated for the years ended December 31, 2025, 2024 and 2023 as follows:

(in millions, except per share amounts)	2025	2024	2023
Numerator
Net income (loss) attributable to equity shareholders of the Company	$885	$(265)	$1,020

Denominator
Basic weighted average ordinary shares outstanding	555	553	552
Effect of potentially dilutive shares from employee equity plans	3	—	4
Diluted weighted average ordinary shares outstanding	558	553	556
Total basic and diluted earnings (loss) per share attributable to equity shareholders
Basic	$1.59	$(0.48)	$1.85
Diluted	$1.59	$(0.48)	$1.83
For the years ended December 31, 2025, 2024 and 2023, 0 million, 3 million, and 0 million potentially dilutive shares, respectively, from employee equity plans were excluded from the calculation of diluted earnings per share as their inclusion would have been anti-dilutive.
27.Employee Benefits Plans
Retirement Savings Plans – The Company has a retirement savings plan, commonly known as a 401(k) plan, which allows participating employees in the U.S. to contribute a portion of their pre-tax salary up to Internal Revenue Service limits. The Company matches employee contributions dollar for dollar for the first 3.0% of participants’ contributions and 50 cents on each dollar of additional 3.0% of participants’ contributions, to a maximum of 4.5% of eligible compensation. The Company’s contributions to the 401(k) plan were $24 million, $23 million and $25 million for the years ended December 31, 2025, 2024 and 2023, respectively.
The Company also has an employee benefits plan that requires the Company to make monthly contributions based on the statutory funding requirement into a Central Provident Fund for substantially all Singapore citizens and permanent residents. The Company’s contributions under this plan were $24 million, $22 million and $29 million for the years ended December 31, 2025, 2024 and 2023, respectively.
See Note 22. Share-Based Compensation for our Employee Stock Purchase Plan.
28.Related Party Disclosures
The consolidated financial statements include the following subsidiaries which are all wholly owned, except for Advanced Mask Technology Centre GmbH & Co. KG, Maskhouse Building Administration GmbH & Co. KG, Advanced Mask Technology Center Verwaltungs GmbH, and Maskhouse Building Administration Verwaltungs GmbH which are fully consolidated in our financial statements as GlobalFoundries has controlling power over their operations:

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Subsidiary	Jurisdiction of Incorporation or Organization	December 31, 2025	December 31, 2024	December 31, 2023
GLOBALFOUNDRIES Dresden Module One LLC	United States	X	X	X
GLOBALFOUNDRIES Dresden Module Two LLC	United States	X	X	X
GLOBALFOUNDRIES Innovation LLC (formerly GLOBALFOUNDRIES Innovation Investments LLC)	United States	X	X	X
GLOBALFOUNDRIES Investments LLC	United States	X	X	X
GLOBALFOUNDRIES U.S. Inc.	United States	X	X	X
GLOBALFOUNDRIES U.S. 2 LLC	United States	X	X	X
GLOBALFOUNDRIES Borrower LLC	United States	X	X	X
GF Power LLC	United States	X	X	X
GlobalFoundries MIPS Inc.	United States	X	N/A	N/A
MIPS Holding, Inc.	United States	X	N/A	N/A
MIPS Tech, Inc.	United States	X	N/A	N/A
Hellosoft, Inc.	United States	X	N/A	N/A
Imagination Technologies, Inc.	United States	X	N/A	N/A
Caustic Graphics, Inc.	United States	X	N/A	N/A
MIPS Tech, LLC	United States	X	N/A	N/A
InfiniLink Inc.	United States	X	N/A	N/A
Tagore Technology Inc.	United States	X	X	N/A
GLOBALFOUNDRIES Finance Inc.	Cayman Islands	X	X	X
GLOBALFOUNDRIES France SAS	France	X	X	X
GLOBALFOUNDRIES Dresden Module One Holding GmbH	Germany	X	X	X
GLOBALFOUNDRIES Dresden Module One LLC & Co. KG	Germany	X	X	X
GLOBALFOUNDRIES Dresden Module Two LLC & Co. KG	Germany	X	X	X
GLOBALFOUNDRIES Dresden Module Two Holding GmbH	Germany	X	X	X
GLOBALFOUNDRIES Management Services LLC & Co. KG	Germany	X	X	X
Advanced Mask Technology Center GmbH & Co. KG (50%)	Germany	X	X	X
Maskhouse Building Administration GmbH & Co. KG (50%)	Germany	X	X	X
Advanced Mask Technology Center Verwaltungs GmbH (50%)	Germany	X	X	X
Maskhouse Building Administration Verwaltungs GmbH (50%)	Germany	X	X	X
GLOBALFOUNDRIES Europe Sales & Support GmbH	Germany	X	X	X
GLOBALFOUNDRIES Engineering Private Limited	India	X	X	X
MIPS Embedded Technologies Private Limited	India	X	N/A	N/A
Tagore Technology Private Limited	India	X	X	N/A
GLOBALFOUNDRIES Japan Ltd.	Japan	X	X	X
GLOBALFOUNDRIES Malaysia Sdn. Bhd.	Malaysia	X	X	X
GLOBALFOUNDRIES (Netherlands) Coöperatief U.A.	The Netherlands	X	X	X
GLOBALFOUNDRIES Netherlands Holding B.V.	The Netherlands	X	X	X
GLOBALFOUNDRIES Bulgaria EAD	Bulgaria	X	X	X
Advanced Micro Foundry Pte. Ltd.	Singapore	X	N/A	N/A
GF Asia Investments Pte. Ltd.	Singapore	X	X	X
GF Asia Sales Pte. Ltd.	Singapore	X	X	X
GLOBALFOUNDRIES Singapore Pte. Ltd.	Singapore	X	X	X
Silicon Manufacturing Partners Pte Ltd	Singapore	X	N/A	N/A
GLOBALFOUNDRIES Taiwan Ltd.	Taiwan	X	X	X
GLOBALFOUNDRIES Europe Ltd.	United Kingdom	X	X	X
GA (Chengdu) Technology Co., Limited	China	N/A	X	X
GLOBALFOUNDRIES China (Beijing) Co., Limited	China	X	X	X
GLOBALFOUNDRIES China (Shanghai) Co., Limited	China	X	X	X
AI-Wave Computing, Inc.	Philippines	X	N/A	N/A
Wave Computing (Private) Limited	Sri Lanka	X	N/A	N/A
InfiniLink Arabia Information Technology Company	Saudi Arabia	X	N/A	N/A
InfiniLink for Programming Systems	Egypt	X	N/A	N/A

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Related parties represent associated companies, MIC, directors and key management personnel of the Company and entities controlled, or significantly influenced by such parties. Pricing policies and terms of these transactions are approved by the Audit, Risk and Compliance Committee or the Company’s management, as applicable.
Below are the related parties which the Company has entered into transactions with:

	December 31, 2025	December 31, 2024
Related Party Name
Silicon Manufacturing Partners Pte Ltd. ("SMP")	*	Joint venture
MIC	Shareholder entity	Shareholder entity
MTIC	Shareholder entity	Shareholder entity
MDC General Services Holding Company LLC	Shareholder entity	Shareholder entity
Mamoura Holdings (US) LLC	Shareholder entity	Shareholder entity
*    As of December 31, 2024, we held a 49% interest in SMP, a joint venture with Avago Technologies International Sales Pte. Limited ("Avago Singapore"), and managed all aspects of its manufacturing operations. On January 2, 2025, GlobalFoundries Singapore acquired the remaining 51% of the shares in the share capital of SMP from Avago Singapore, thereby making SMP a wholly-owned subsidiary of GlobalFoundries. Consequently, SMP is no longer a related party as of December 31, 2025 due to this change in ownership structure.
Total amounts of $0 and $9 million due from related parties as of December 31, 2025 and 2024, respectively, have been included in receivables, prepayments and other assets (see Note 7. Receivables, Prepayments and Other Assets). Total amounts of $0 and $20 million due to related parties as of December 31, 2025 and 2024, respectively, have been included in trade and other payables (see Note 12. Trade Payables and Other Liabilities).
For the years ended December 31, 2025, 2024 and 2023, related party transactions were $0, $52 million and $61 million, respectively, primarily related to wafer purchases from SMP. For the same periods, other related party transactions totaled $2 million, $65 million and $66 million, respectively, and consisted of reimbursement and recharges of expenses, primarily related to SMP, and consulting fees. All related party transactions are included in the consolidated statements of operations.
Terms and Conditions of Transactions with Related Parties
Outstanding balances at year end are unsecured, interest free and repayable on demand, and settlement occurs in cash. The Company has not recorded any allowance relating to amounts owed by related parties for the years ended December 31, 2025 and 2024. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates. See Note 17. Issued Capital for additional related party transactions.
Compensation of Key Management Personnel
The compensation of key management personnel during the following years were as follows:

(in millions)	2025	2024	2023
Chief Executive Officer, Chief Financial Officer, Chief Business Officer, Chief Operating Officer
Short-term benefits	$10	$11	$9
Share-based payments	25	27	21
Board of Directors	15	4	3
Total	$50	$42	$33
29.Financial Risk Management Objectives and Policies
GlobalFoundries has implemented a capital management policy which aims to ensure the preservation of capital and the maintenance of sufficient liquidity necessary to fund operations while balancing the need for appropriate returns. The policy limits permissible investments and credit quality. The Company manages its capital structure in light of changes in economic circumstances and monitors its ability to meet business needs using a gearing ratio calculated as net debt divided by total capital plus net debt. Included within net debt are interest bearing loans and borrowings and obligations under leases, less bank balances, cash and marketable securities. Capital includes total equity including non-controlling interests less cumulative changes in fair value.
Interest-bearing loans and borrowings have certain financial covenants. Restrictive covenants in the Company’s credit facilities may prevent or limit the Company’s ability to incur additional indebtedness, pay dividends or make distributions, acquire, transfer or otherwise dispose of assets, or pursue certain transactions or business strategies.
Risks Arising from Financial Instruments – The main risks arising from the Company’s financial instruments are market risk (including foreign currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk. The Board of Directors reviews and approves policies for managing each of these risks which are summarized below.

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Market Risk – Market price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise commodity risk, interest rate risk, and foreign currency risk.
Commodity Risk – Although the Company operates facilities that consume commodities, the Company’s exposure to commodity price risk is not material. The Company has established forecasted transaction risk management programs to protect against fluctuations in commodity prices and may use commodity derivatives contracts, such as commodity swaps, in these hedging programs. However, in countries where there is increased dependency on imported energy, the potential for unexpected supply-driven price spikes in the short term exists. Our hedging programs generally protect us against short-term spikes in prices due to higher near-term minimum and maximum hedging requirements. In addition, the Company has sourcing plans in place that are designed to mitigate the risk of a potential supplier concentration for its key commodities.
Interest Rate Risk – The Company’s exposure to market risk for changes in interest rates relates primarily to interest-earning financial assets and interest-bearing financial liabilities. The Company’s interest-earning financial assets are mostly highly liquid investments and include money market funds, marketable securities and time deposits. As these financial assets have weighted-average maturities of less than one year, the Company’s exposure to interest risk is not material. The Company’s interest-bearing financial liabilities include fixed and floating rate loans and lease obligations. Floating rate loans bear interest at Base Rate or SOFR or EURIBOR plus a fixed premium. The Company uses pay-fixed / receive-float interest rate swaps to protect itself against adverse fluctuations in interest rates and to reduce its exposure to variability in cash flows from forecasted interest payments on its floating-rate debt facility to the extent that it is practicable and cost effective to do so.
A hypothetical change in benchmark interest rates of 10% from current rates would not have a material impact on the consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023, after taking into account interest rate hedges.
Foreign Currency Risk – As a result of foreign operations, the Company has balance sheet positions and expected future transactions denominated in foreign currencies, primarily EUR, SGD and JPY. The Company uses foreign currency forward contracts to reduce earnings volatility resulting from its exposure to movements in exchange rates. The Company also uses cross-currency swaps and cross-currency interest rate swaps to reduce its exposure to movements in exchange rates from its foreign currency denominated debt to the extent that it is practicable to do so.
A hypothetical 10% change in the relative value of the U.S. dollar to other currencies would not have a material impact on the consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023, after taking into account foreign currency hedges.
Credit Risk – Credit risk can be defined as the risk of suffering financial loss from financial instruments due to the failure by a counterparty to fulfill an obligation. Financial instruments that subject the Company to concentrations of credit risk include investments and cash equivalents, accounts receivable and derivatives. The Company generally places investments with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to any one counterparty based on an analysis of that counterparty's relative credit standing. As required per the investment policy, substantially all of the Company’s investments in debt instruments are in investment-grade instruments. Counterparty credit-rating criteria for derivatives are similar to those for other investments.
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
The Company’s ten largest customers account for approximately 72.3% and 80.1% of the outstanding trade receivables balance as of December 31, 2025 and 2024, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.
Liquidity Risk – The Company monitors its risk of a shortage of funds by monitoring its cash flow situation. Ongoing cash forecasting and review processes have been set up to determine the amount of internal and external funding needed in order to meet the Company’s financial obligations as they become due. The Company has set up a process of mid- and long-term financial planning. The Company’s financing structure, including maturities of debt, is determined in response to the financing requirements identified with the long-term business planning process.

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the maturity profile of the Company’s financial liabilities:

(in millions)	Carrying Value	Contractual Cash Flows	1 Year or Less	2 to 5 Years	Greater than 5 Years
December 31, 2024
Loans and borrowings	$1,806	$1,967	$755	$416	$796
Lease obligations	514	666	110	206	350
Derivative liabilities	62	62	54	8	—
Trade payables and other liabilities	1,353	1,353	1,112	222	19
Total	$3,735	$4,048	$2,031	$852	$1,165
December 31, 2025
Loans and borrowings	$1,151	$1,302	$101	$350	$851
Lease obligations	556	715	91	225	399
Derivative liabilities	37	37	28	9	—
Trade payables and other liabilities	1,540	1,540	1,321	208	11
Total	$3,284	$3,594	$1,541	$792	$1,261
In preparing the maturity profile, undiscounted interest payments are calculated based on contractual interest rates where these are fixed, or in the case of discounted liabilities for leases, based on the interest rate implicit in the financing arrangement. For variable interest arrangements, undiscounted payments are determined based on the interest rate prevailing at the reporting date.
Assets and Liabilities Measured at Fair Value – The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:
Level 1 – observable inputs such as quoted prices in active markets for identical assets or liabilities
Level 2 – inputs other than quoted prices in active markets in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar assets or liabilities that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability
Level 3 – unobservable inputs for which little or no market data exists, therefore requiring management judgment to develop the Company’s own models with estimates and assumptions
Cash Equivalents – Cash equivalents include investments in government obligation-based money market funds, other money market instruments and interest-bearing deposits with initial or remaining terms of three months or less. The fair value of cash equivalents approximates its carrying value due to the short-term nature of these instruments.
Equity Securities – Equity securities consist of non-marketable investments in private companies and are classified within Level 3. These securities are initially measured at cost, which approximates fair value, and subsequently re-measured though profit and loss based on recent observable transactions when available.
Marketable Securities – Marketable securities utilizing Level 1 and Level 2 inputs include U.S. Treasury Securities, U.S. Government Sponsored Enterprises, floating rate securities, money market mutual funds, corporate debt instruments and other Notes, bonds or debt securities issued by non-U.S. sovereign or multilateral entities, as these securities all have quoted prices in active markets.
Derivatives – Derivative contracts are classified within Level 2. The fair values of these contracts are determined using observable market inputs, including exchange rates, interest rates, commodity prices and maturity dates to generate pricing curves, which are used to value the positions. The market inputs are generally actively quoted and can be validated through external sources. For derivative positions with maturity dates which fall between the dates of quoted prices, interpolation of rate or maturity scenarios are used in determining fair values.

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Financial Instruments Measured at Fair Value on a Recurring Basis
The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis:

	Fair Value Measurement at Reporting Date Using

(in millions)	Total	Quoted Prices Identical Assets / Liabilities (Level 1)	Significant Other Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2024
Assets:
Cash equivalents(1)	$1,174	$1,174	$—	$—
Investments in equity securities(2)	$25	$—	$—	$25
Investments in marketable securities(3)	$2,033	$537	$1,496	$—
Derivatives(4)	$68	$—	$68	$—

Liabilities:
Derivatives(4)	$62	$—	$62	$—

December 31, 2025
Assets:
Cash equivalents(1)	$1,331	$1,331	$—	$—
Investments in equity securities(2)	$101	$—	$—	$101
Investments in marketable securities(3)	$2,181	$565	$1,616	$—
Derivatives(4)	$161	$—	$161	$—

Liabilities:
Derivatives(4)	$37	$—	$37	$—
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
(4)Consists of foreign currency forward contracts, interest rate swaps, cross currency swaps and commodity swaps. Included in other current and non-current financial assets and liabilities on the Company’s consolidated statements of financial position.
For assets and liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. There were no transfers between Level 1, Level 2 or Level 3 fair value measurements during the year ended December 31, 2025.
Assets Measured and Recorded at Fair Value on a Non-Recurring Basis
Certain assets such as investments in equity securities, intangible assets and property, plant and equipment, and other non-financial assets, are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period.
Financial Instruments Not Recorded at Fair Value on a Recurring Basis
Financial instruments not recorded at fair value on a recurring basis include grants receivable, loans receivable, lease obligations and the current and non-current portions of the Company’s long-term debt which are measured at amortized cost.
The following shows the carrying and fair values of the Company’s financial liabilities at amortized cost (“FLAC”) not recorded at fair value on a recurring basis. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

(in millions)		December 31, 2025		December 31, 2024
Financial Liability	Category	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Other long-term debt	FLAC	$1,151	$1,156	$1,806	$1,736
Total		$1,151	$1,156	$1,806	$1,736

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Estimated fair values of loans and borrowings are based on quoted prices for similar liabilities for which significant inputs are observable and represents Level 2 valuation. The fair values are estimated based on the type of loan and maturity. The Company estimates the fair value using market interest rates for the Company’s debts with similar maturities.
30.Commitments and Contingencies
The Company enters into several purchase agreements and supplementary agreements with its third-party manufacturers and suppliers for future deliveries of equipment and components. In addition, the Company enters into intellectual property and licensing agreements with third parties. The total future payments under these agreements amount to $800 million as of December 31, 2025 with purchase commitments of $619 million due within the next 12 months.
Additionally, the Company obtained letters of credit and bank guarantees to guarantee payments for utility supplies, foreign statutory payroll related charges, and other purposes. The Company has obtained total facilities of $132 million and $129 million as of December 31, 2025 and 2024, respectively.
The Company has determined that due to the complexity of calculation of the advanced manufacturing investment credit under the Internal Revenue Code Section 48D, and uncertainties regarding compliance with program conditions, it is probable that a portion of the Income Tax Credit (“ITC”) computed and claimed in the U.S. may be repayable. Management has recorded its best estimate of the amount of the ITC that may be repayable totaling $50 million as of December 31, 2025. The amount of the reserve may change depending on future assessments by tax authorities.
31.Operating Segments Information
Operating segments, segment revenue, operating results
The Company’s chief operating decision-maker is the Company’s Chief Executive Officer who makes resource allocation decisions and assesses performance based on financial information presented on a consolidated basis. There are no segment managers who are held accountable by the chief operating decision-maker, or anyone else, for operations, operating results and planning for levels or components below the consolidated unit level. Accordingly, the Company has determined that the Company has a single reportable segment and operating segment structure.
Revenue based on customers’ headquarters and non-current assets by geography were as follows:

	Year ended December 31,
Revenue by Geography	2025	2024	2023
(in millions)
United States	$3,395	$3,713	$4,262
Europe, the Middle East and Africa	1,710	1,423	1,533
Other	1,686	1,614	1,597
Total	$6,791	$6,750	$7,392

	As of December 31,
Non-current Assets by Geography	2025	2024
(in millions)
United States	$3,608	$3,575
Germany	2,137	2,289
Singapore	4,364	3,975
Other	488	301
Total	$10,597	$10,140
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
The Company earned a substantial portion of revenue from three customers in 2025, 2024 and 2023: Customer A amounted to 16.4%, 15.7% and 17.0% of total wafer revenue, respectively, and Customer B accounted for less than 10% of total wafer revenue in both 2025 and 2023, and 10.7% in 2024. Customer C amounted to 13.9% of total wafer revenue in 2025, and less than 10% for 2024 and 2023.

GLOBALFOUNDRIES Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024, the amounts due from Customer A included in accounts receivable were $343 million and $176 million, respectively, and the amounts due from Customer B included in accounts receivable was $103 million and $145 million, respectively. The amounts due from Customer C included in accounts receivable were $142 million and $79 million, respectively. The loss of the significant customers or the failure to attract new customers could have a material adverse effect on the Company’s business, results of operations and financial condition.
The Company purchased 71.4%, 60.9% and 63.0% of its SOI wafers, a key input into its products, from a single supplier in 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, the net amount due to the supplier was $68 million and $9 million, respectively. Any failure in the supplier’s ability to provide SOI wafers could materially and adversely affect the Company’s results of operations, financial condition, business and prospects.
33.Subsequent Events
Definitive Agreement - On January 13, 2026, the Company entered into a definitive agreement with Synopsys, Inc. ("Synopsys") for the acquisition of Synopsys’ ARC Processor IP Solutions business and its teams of engineers and designers for $445 million. This strategic acquisition builds on the differentiated capabilities the Company gained through the MIPS acquisition by expanding our RISC-V and custom processor IP portfolio and software tools and accelerates time-to-market for custom silicon solutions. The transaction is expected to be completed in the second half of calendar year 2026, subject to the satisfaction of customary closing conditions, including the receipt of required regulatory approvals. The acquisition has not closed as of December 31, 2025 and, accordingly, no amounts related to this acquisition have been reflected in the Company's financial statements.
Share Repurchase - On February 11, 2026, the Company announced that its Board of Directors approved a share repurchase authorization of up to $500 million of its common stock. Under the repurchase authorization, GF may purchase shares of its common stock on a discretionary basis from time to time through open market repurchases, in privately negotiated transactions, through purchases made in compliance with Rule 10b-18 and/or Rule 10b5-1 under the Exchange Act, or other means. The actual timing and amount of any share repurchases remains subject to a variety of factors, including stock price, trading volume, market conditions, compliance with applicable legal requirements, and other general business considerations. The authorization does not require GF to repurchase any specific number of shares of common stock. The authorization is valid for an initial period of 12 months and may be modified, suspended or terminated at any time.

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

4.1	2018 Share Incentive Plan (incorporated by reference to Exhibit 10.8 of the Registrant’s Registration Statement on Form F-1 (File No. 333-260003) filed with the SEC on October 4, 2021)
4.2	2021 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant’s Registration Statement on Form F-1 (File No. 333-260003) filed with the SEC on October 4, 2021)
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

4.5	2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.11 of the Registrant’s Registration Statement on Form F-1 (File No. 333-260003) filed with the SEC on October 4, 2021)
4.6†
Materials Supply Agreement, dated April 25, 2017, between GLOBALFOUNDRIES U.S. Inc. and Soitec S.A. (incorporated by reference to Exhibit 10.3 of the Registrant’s Registration Statement on Form F-1 (File No. 333-260003) filed with the SEC on October 4, 2021)

4.7†
Addendum to Materials Supply Agreement, dated November 2, 2020, between GLOBALFOUNDRIES U.S. Inc. and Soitec S.A. (incorporated by reference to Exhibit 10.4 of the Registrant’s Registration Statement on Form F-1 (File No. 333-260003) filed with the SEC on October 4, 2021)

4.8†
Amended and Restated Exhibit 3 to the Long Term Addendum, dated July 1, 2021, between GLOBALFOUNDRIES U.S. Inc. and Soitec S.A. (incorporated by reference to Exhibit 10.5 of the Registrant’s Registration Statement on Form F-1 (File No. 333-260003) filed with the SEC on October 4, 2021)

4.9†
Amendment #1 to the Amended and Restated Exhibit 3 to the Long Term Addendum, dated September 11, 2017 between GLOBALFOUNDRIES U.S. Inc. and Soitec S.A. (incorporated by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F (File No. 001-40974) filed with the SEC on April 14, 2023)

4.10†
2023 Addendum to Materials Supply Agreement, dated November 10, 2022, between GLOBALFOUNDRIES U.S. Inc. and Soitec S.A. (incorporated by reference to Exhibit 4.11 of the Registrant’s Annual Report on Form 20-F (File No. 001-40974) filed with the SEC on April 14, 2023)

4.11†
Addendum to Materials Supply Agreement, dated December 14, 2023, between GLOBALFOUNDRIES U.S. Inc. and Soitec S.A. (incorporated by reference to Exhibit 4.12 of Registrant’s Annual Report on Form 20-F (File No.001-40974) filed with the SEC on April 29, 2024)

4.12†
Addendum to Materials Supply Agreement, dated October 9, 2024, between GLOBALFOUNDRIES U.S. Inc. and Soitec S.A. (incorporated by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F (File No. 001-40974) filed with the SEC on March 20, 2025)

4.13
Term Loan Facility Agreement, dated September 3, 2021, between GLOBALFOUNDRIES Singapore Pte. Ltd., the Company and Economic Development Board (incorporated by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form F-1 (File No. 333-260003) filed with the SEC on October 4, 2021)

4.14
2019 Revolving and L/C Facilities Agreement, dated October 18, 2019, between the Registrant and Citibank, N.A., London Branch and DBS Bank Ltd.(incorporated by reference to Exhibit 4.11 of the Registrant’s Annual Report on Form 20-F (File No.001-40974) filed with the SEC on March 31, 2022)

4.15
2020 Amendment Agreement to Revolving and L/C Facilities Agreement, dated November 11, 2020, between Registrant and Bank of America, N.A., Citibank, N.A., DBS Bank Ltd. and JPMorgan Chase Bank, N.A, Intesa Sanpaolo S.p.A., London Branch, Morgan Stanley Senior Funding, Inc., Deutsche Bank AG, ING Bank, Commerzbank AG and Credit Suisse AG, Cayman Islands Branch (incorporated by reference to Exhibit 4.12 of Registrant’s Annual Report on Form 20-F (File No.001-40974) filed with the SEC on March 31, 2022)

4.16
2021 Amendment to Revolving and L/C Facilities Agreement, dated October 13, 2021, between Registrant and Bank of America, N.A., DBS Bank Ltd., Intesa Sanpaolo S.p.A., London Branch, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Citibank, N.A., Deutsche Bank AG, Credit Suisse AG, Cayman Islands Branch, HSBC Bank USA, National Association and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 4.13 of Registrant’s Annual Report on Form 20-F (File No.001-40974) filed with the SEC on March 31, 2022)

4.17
2023 Amendment Agreement to Revolving and L/C Facilities Agreement dated June 28, 2023, between Registrant and Citibank Europe PLC, UK Branch (incorporated by reference to Exhibit 4.17 of Registrant’s Annual Report on Form 20-F (File No.001-40974) filed with the SEC on April 29, 2024)

4.18
Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form F-1 (File No. 333-260003) filed with the SEC on October 4, 2021)

4.19
2023 Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 4.19 of Registrant’s Annual Report on Form 20-F (File No.001-40974) filed with the SEC on April 29, 2024)

8*	List of subsidiaries of Registrant (as of December 31, 2025)
11.1*	Insider Trading Policy
12.1*	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a)
12.2*	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a)
13.1*	Certification pursuant to Rule 13a-14(b)/15d-14(b) and 18 U.S.C. §1350
15.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
15.2*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
97	Compensation Recoupment Policy (incorporated by reference to Exhibit 97 of Registrant’s Annual Report on Form 20-F (File No.001-40974) filed with the SEC on April 29, 2024)
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
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

GLOBALFOUNDRIES Inc.

Date: February 27, 2026	By:	/s/ Sam Franklin
	Name:	Sam Franklin
	Title:	Chief Financial Officer